Panuco Project

NI 43-101 Technical Report and Feasibility Study

Sinaloa, Mexico

Effective Date: November 04, 2025

Report Date: December 02, 2025

Prepared for:

Vizsla Silver Corp.
595 Burrard Street, Suite 1723
Vancouver, BC, Canada V7X 1J1

Prepared by:

List of Qualified Persons:

Kevin Murray, P.Eng., Ausenco Engineering Canada ULC
James Millard, P.Geo., Ausenco Sustainability ULC
Scott C. Elfen, P.E., Ausenco Engineering Canada ULC
Jonathan Cooper, P.Geo., Ausenco Sustainability ULC
Neil Robinson, P.Eng., Ausenco Sustainability ULC
Grahame Binks, MAusIMM (CP), Ausenco Services Pty Ltd
Allan E. Armitage, Ph.D., P.Geo., SGS Geological Services
Benjamin K. Eggers, B.Sc. (hons), MAIG, P.Geo., SGS Geological Services
Jason Blais, P.Eng., Mining Plus Canada Consulting Ltd
Cale DuBois, M.A.Sc., P.Eng., Mining Plus Canada Consulting Ltd

CERTIFICATE OF QUALIFIED PERSON
Kevin Murray, P.Eng.

I, Kevin Murray, P.Eng., certify that:

1. I am employed as a Principal Process Engineer with Ausenco Engineering Canada ULC, (Ausenco), with an office address of 1050 West Pender, Suite 1200, Vancouver, BC, V6E 3S7.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from University of New Brunswick with a Bachelor of Science in Chemical Engineering in 1995.

4. I am a member in good standing of Engineers and Geoscientists British Columbia (No. 32350), Northwest Territories Association of Professional Engineers and Geoscientists (No. L4940) and Association of Professional Engineers and Geoscientists of Saskatchewan (No. 82404).

5. I have practiced my profession continuously for 25 years. I have been directly involved in all levels of engineering studies from preliminary economic assessments (PEAs) to feasibility studies. I have led preliminary test work design, test work analysis and flowsheet development as well involvement in detailed design and commissioning. I have also developed operating cost estimates and contributed to and reviewed capital cost estimates. I have been involved with gold flotation concentrate production studies including Skeena's Eskay Creek and Seabridge Gold's Courageous Lake projects.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the Panuco Project site.

8. I am responsible for Sections 1.1, 1.10, 1.14, 1.15.1, 1.18, 1.19, 1.20, 1.21, 2.1, 2.2, 2.3, 2.5, 2.6, 2.7, 13, 17, 18.1-18.6.2, 18.6.4, 18.7, 18.8, 19, 21.1-21.2.2.4, 21.2.4-21.3.1, 21.3.4, 21.3.5, 22, 24.2, 25.1, 25.5, 25.9-25.10.1, 25.11, 25.13-25.15, 25.16.1.2, 25.16.1.5, 25.16.1.9, 25.16.2.2, 25.16.2.5, 26.1, 26.3, 26.5 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp as independence is defined in Section 1.5 of NI 43-101.

10. I have not been previously involved with the Panuco Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

Kevin Murray, P.Eng.

CERTIFICATE OF QUALIFIED PERSON
James Millard, P.Geo.

I, James Millard, P.Geo., certify that:

1. I am employed as a Director, Strategic Projects with Ausenco Sustainability ULC (Ausenco), with an office address of 18-4515 Central Blvd, Burnaby BC V5H 0C6, Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from Brock University in St. Catharines, Ontario in 1986 with a Bachelor of Science in Geological Sciences, and from Queen's University in Kingston, Ontario in 1995 with a Master of Science in Environmental Engineering.

4. I am a professional geologist and member in good standing of the Association of Professional Geoscientists of Nova Scotia (Registration No. 021), and the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories and Nunavut (Registration No. 1624).

5. I have practiced my profession for over 30 years. I have worked for mid- and large-size mining companies where I have acted in senior technical and management roles, in senior environmental consulting roles, and provided advise and/or expertise. These key areas include feasibility-level study reviews; NI 43-101 report writing and review; due diligence review of environmental, social, and governance areas for proposed mining operations and acquisitions, and directing environmental impact assessments and permitting applications to support construction, operations, and closure of mining projects. In addition to the above, I have been responsible for conducting baseline data assessments, surface and groundwater quantity and quality studies, mine rock geochemistry and water quality predictions, mine reclamation and closure plan development, and community stakeholder and Indigenous peoples' engagement initiatives. Recently, I acted as Qualified Person for environmental/sustainability sections in the following project reports: "Volcan Project, NI 43-101 Technical Report on Preliminary Economic Assessment, Tierra Amarilla, Atacama Region, Chile"; "Colomac Gold Project, NI 43-101 Technical Report and Preliminary Economic Assessment, Northwest Territories, Canada"; "Santo Tomas Copper Project, NI 43-101 Technical Report and Preliminary Economic Assessment, Northern Sinaloa State, Mexico"; "Lemhi Gold Project, NI 43-101 Technical Report and Preliminary Economic Assessment, Idaho, USA"; "Tolillar Project NI 43-101 Technical Report on Preliminary Economic Assessment, Salta Argentina"; "Santo Domingo Project NI43-101 Technical Report on Feasibility Study Update, Atacama Region, Chile"; "Cerro Las Minitas Project NI 43-101 Technical Report Preliminary Economic Assessment, Durango State, Mexico"; and "Panuco Project NI 43-101 Technical Report and Preliminary Economic Assessment, Sinaloa State, Mexico."

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the Panuco Project site.

8. I am responsible for Sections 1.17, 3.2, 20, 25.12, 25.16.1.8, 25.16.2.8, 26.11, and 27 of the Technical Report.

9. I am independent of the Vizsla Silver Corp as independence is defined in Section 1.5 of NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

James Millard, P.Geo.

CERTIFICATE OF QUALIFIED PERSON
Scott C Elfen, P.E.

I, Scott C Elfen, P.E., certify that:

1. I am employed as the Global Lead Geotechnical and Civil Services within Ausenco Engineering Canada ULC, with an office address of 1050 West Pender Street, Suite 1200, Vancouver, BC V6E 3S7, Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of California, Davis, California, in 1991 with Bachelor of Science degree in Civil Engineering (Geotechnical).

4. I am a Registered Civil Engineer in the State of California (license no. C56527) by exam since 1996, Idaho (license no. 64064) by Reciprocity since 2024, and Alaska (license no. 246256) by reciprocity and exam since 2025.

5. I have practiced my profession continuously for 30 years with experience in the development, design, construction and operations of mine waste storage facilities, such as waste rock storage facilities and tailings storage facilities ranging from slurry to dry stack facilities, focusing on precious and base metals, both domestic and international. In addition, I have developed geotechnical design parameters for pit slope design, plant foundation design, and other supporting infrastructure. Examples of projects I have worked on include Skeena's Eskay Creek Project PEA, PFS and FS, O3 Mining's Marban Project PEA and PFS, First Mining Gold's Springpole PEA and PFS. SSR Mining's Puna Silver In-Pit Tailings Disposal PFS, and Detailing Engineering, and the Lumina's Cangrejos Project PEA.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I visited the Panuco Project on June 18-19, 2025, for a visit duration of 2 days.

8. I am responsible for sections 1.15.2, 1.15.3, 2.4.4, 18.9, 18.10, 25.10.2, 25.10.3, 25.16.1.6, 26.16.2.6, 26.6, 26.7 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is described by Section 1.5 of the NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

Scott C Elfen, P.E.

CERTIFICATE OF QUALIFIED PERSON
Jonathan Cooper, P.Eng.

I, Jonathan Cooper, P.Eng., certify that:

1. I am employed as a Water Resources Engineer with Ausenco Sustainability ULC ("Ausenco"), with an office address of 11 King Street West, Suite 1500, Toronto, Ontario M5H 4C7.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of Western Ontario with a Bachelor of Engineering Science in Civil Engineering in 2008, and University of Edinburgh with a Master of Environmental Management in 2010.

4. I am a Professional Engineer registered and in good standing with Order of Engineers of Quebec (temporary engineer permit #6067376), Professional Engineers Ontario (registration #100191626), Engineers and Geoscientists British Columbia (registration #37864) and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (registration # L4227).

5. I have practiced my profession for continuously for over 16 years with experience in the development, design, operation, and commissioning of surface water infrastructure. Previous projects that I have worked on that have similar features to the Novador Project are the Kwanika-Stardust for Northwest Copper located in British Columbia, Colomac Gold Project located in the Northwest Territories and the Crawford Project located in Ontario.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the Panuco Project

8. I am responsible for sections 18.11, 25.10.4, 25.16.1.7, 25.16.2.7, 26.9 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

Jonathan Cooper, P.Eng.

CERTIFICATE OF QUALIFIED PERSON
Neil Robinson, P.Eng.

I, Neil Robinson, P.Eng., certify that:

1. I am employed as a Senior Hydrogeologist with Ausenco Sustainability ULC ("Ausenco"), with an office address of 1221 Broad Street, Suite 303 Victoria, British Columbia V8W 2A4 Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of Waterloo with a Bachelor of Applied Science in Civil Engineering in 1990.

4. I am a Professional Engineer registered with the Engineers and Geoscientists British Columbia (No. 21463).

5. I have practiced my profession continuously for over 20 years with experience in hydrogeological site investigations and analysis, groundwater quality analysis and numerical modelling. Previous projects that I have worked on with similar features Panuco project include the Seymour Falls Seismic Upgrade located in British Columbia, the Upper Beaver Advanced Exploration Project located in Ontario, and the Cordero Silver Project Ni 43-101 Technical Report and Feasibility Study located in Chihuahua State, Mexico.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the Panuco Project

8. I am responsible for sections 18.12, 25.10.5, 26.10 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have been previously involvement with the Panuco Project. I worked on the Environmental Impact Assessment and the FS Bridging Study, previously.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 2, 2025

"Signed and sealed"

Neil Robinson, P.Eng.

CERTIFICATE OF QUALIFIED PERSON
Grahame Binks, MAusIMM (CP)

I, Grahame Binks, MAusIMM (CP), certify that:

1. I am employed as a Director, Technical Services with Ausenco Service Pty Ltd., QLD, (Ausenco), with an office address of Level 6, 189 Grey Street, South Brisbane QLD, 4101, Australia.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of Melbourne with a Batchelor in Metallurgical Engineering in 1983 and a Master of Engineering (Chemical) in 1985 and have practiced my profession since graduation.

4. I am a Registered Professional Engineer of Queensland, #08522.  I am a Member of Australasian Institute of Mining and Metallurgy ("AusIMM") Chartered Professional under the Discipline of Metallurgy.

5. I have diverse experience in Australian and International mineral and paste tailings plants, their development from concept to implementation and full project assessments.  I have specialist experience in precious metals, iron ore, copper, lead, zinc, nickel, tin, lithium and uranium. I have worked for a number of major minerals companies and been involved with a number of major projects including plant refurbishments, various feasibility, prefeasibility and concept studies. I have worked as a consulting Process Engineer and Study Manager in relation to the evaluation and engineering of iron ore, copper, lead, zinc, tin, nickel, lithium, germanium and uranium projects internationally. I have designed test work programs for paste backfill plants, evaluated their results and designed paste backfill plants based on the test work results.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the project site.

8. I am responsible for Sections 18.6.5, 26.8 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have not been previously involved with the Panuco Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.  As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated:  December 02, 2025

"Signed and sealed"

Grahame Binks, MAusIMM (CP).

CERTIFICATE OF QUALIFIED PERSON
Allan E. Armitage, Ph.D., P.Geo.

I, Allan E. Armitage, Ph.D., P.Geo., certify that:

1. I am a Senior Resource Geologist with SGS Canada Inc., with an office address of 10 de la Seigneurie E Blvd., Unit 203 Blainville, QC, Canada, J7C 3V5.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I am a graduate of Acadia University having obtained a Bachelor of Science (Honors) degree in Geology in 1989, a graduate of Laurentian University having obtained a Master of Science degree in Geology in 1992 and a graduate of the University of Western Ontario having obtained a Doctor of Philosophy in Geology in 1998.

4. I am a member in good standing of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (P.Geo.) (License No. 64456; 1999), the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo.) (Licence No. 38144; 2012), the Professional Geoscientists Ontario (P.Geo.) (Licence No. 2829; 2017), and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (NAPEG) (License No. L4375: 2019).

5. I have practiced my profession continuously for over 39 years. From 1987 to 1996, I worked as a geologist during every field season (May to October). Since March 1997, I have been continuously employed as a geologist and have been involved in mineral exploration and resource modeling since 1991, across all stages of production - from grassroots to advanced exploration stages, including producing mines. My work has included mineral resource estimation and mineral resource and mineral reserve auditing since 2006, both in Canada and internationally. I have extensive experience in Archean and Proterozoic load gold deposits, volcanic and sediment hosted base metal massive sulphide deposits, porphyry copper-gold-silver deposits, low and intermediate sulphidation epithermal gold and silver deposits, magmatic Ni-Cu-PGE deposits, and unconformity- and sandstone-hosted uranium deposits.

6. I have read the definition of "Qualified Person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have conducted three site visits to the Property. I conducted a site visit to the Project on May 29, 2023, a second site visit November 6 to November 8, 2023, and a third site visit on May 23, 2024.

8. I am an author of the Technical Report and responsible for Sections 1.2, 1.6, 1.11, 2.4.3, 3.1, 4, 8, 12.3, 12.5.1, 14, 23, 25.2, 25.6, 25.16.1.1, 25.16.2.1, 26.2, and 27. I have reviewed these sections and accept professional responsibility for these sections of the Technical Report.

9. I am independent of the Vizsla Silver Corp. as described in Section 1.5 of NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

Allan E. Armitage, Ph.D., P.Geo.

CERTIFICATE OF QUALIFIED PERSON
Benjamin K. Eggers, P.Geo.

I, Benjamin K. Eggers, P.Geo., certify that:

1. I am a Senior Geologist with SGS Canada Inc., with an office address of 10 Boulevard de la Seigneurie E., Suite 203, Blainville, QC, J7C 3V5, Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I am a graduate of the University of Otago, New Zealand having obtained the degree of Bachelor of Science (Honours) in Geology in 2004.

4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia and use the designation (P.Geo.) (EGBC Licence No. 40384; 2014), and a member of the Australian Institute of Geoscientists and use the designation (MAIG) (AIG Licence No. 3824; 2013).

5. I have practiced my profession continuously for 20 years and have been employed as a geologist since February of 2005. Since then, I have been involved in mineral exploration and resource modeling from greenfield to advanced exploration stages, including producing mines, in Canada, Australia, and internationally. Since 2022, I have also worked in mineral resource estimation, both in Canada and internationally. I have experience in lode gold deposits, porphyry copper-gold-silver deposits, low and high sulphidation epithermal gold and silver deposits, volcanic and sediment hosted base metal massive sulphide deposits, and albitite-hosted uranium deposits.

6. I have read the definition of "Qualified Person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7. I have not personally conducted a site visit.

8. I am an author of the Technical Report and responsible for sections 1.3-1.5, 1.7-1.9, 5, 6, 7, 9, 10, 11, 12.1, 12.2, 25.3, 25.4, and 27. I have reviewed these sections and accept professional responsibility for these sections of the Technical Report.

9. I am independent of Vizsla Silver Corp as described in Section 1.5 of NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

Benjamin K. Eggers, P.Geo.

CERTIFICATE OF QUALIFIED PERSON
Jason Blais, P.Eng.

I, Jason Blais, P.Eng., certify that:

1. I am employed as a Principal Mining Consultant with Mining Plus Canada Consulting Ltd., (Mining Plus), with an office address of Suite 504, 999 Canada Place, Vancouver BC, Canada, V5C 3E1, Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of British Columbia with a Bachelor of Applied Science Degree in Mining Engineering and Co-operative Program in 2012.

4. I am a professional engineer registered with the Engineers and Geoscientists British Columbia (No.50105).

5. I have practiced my profession continuously for 13 years. I have been directly involved in mineral reserve estimation, mine design, mining operations, mine construction projects and mining studies since 2012 both in Canada and internationally. Previous projects that I have worked on that have similarities to the Panuco project are the NI 43-101 Technical Report on Updated Mineral Resource and Reserve Estimate of the Keno Hill Silver District, the Fission Uranium NI 43-101 Feasibility Study on the Patterson Lake South Property and the Kwanika-Stardust Project NI 43-101 Technical Report on Preliminary Economic Assessment.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I visited the project site on June 17-18, 2025.

8. I am responsible for Sections 1.12, 1.13, 2.4.1, 15, 16.1, 16.3-16.10, 18.6.3, 21.2.2.5, 21.2.3, 21.3.3, 24.1, 25.8.2, 25.16.1.4, 25.16.2.4, 26.4.2 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have not been previously involved with the Panuco Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

Jason Blais, P.Eng.

CERTIFICATE OF QUALIFIED PERSON
Cale DuBois, M.A.Sc., P.Eng.

I, Cale DuBois, M.A.Sc., P.Eng., certify that:

1. I am employed as a Principal Mining Engineer (Geotechnical) with Mining Plus Canada Consulting Ltd., (MP), with an office address of Suite 420, 320 Bay Street, Toronto, ON Canada M5H 4A6.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 4, 2025 (the "Effective Date").

3. I graduated from the University of British Columbia with a Master of Applied Science (M.A.Sc.) in Rock Mechanics in May 2009.

4. I am a professional engineer registered with the Professional Engineers Ontario (No. 100500088).

5. I have practiced my profession continuously for 22 years with experience in relevant areas of geotechnical characterization study planning, underground excavation support design, geotechnical applications for paste and cemented rock backfill, crown and sill pillar stability assessments, open stope sizing optimization and mine design. I was a Qualified Person for the Kwanika-Stardust Project, British Columbia Canada PEA NI 43-101 responsible for geomechanical characterization, ground support and caveability assessments.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I I visited the project site on June 16-18, 2025.

8. I am responsible for Sections 2.4.2, 12.4, 12.5.2, 16.2, 25.8.1, 25.16.1.3, 25.16.2.3, 26.4.1 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have not been previously involved with the Panuco Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

Cale DuBois, M.A.Sc., P.Eng.

Important Notice

This report was prepared as National Instrument 43-101 Technical Report for Vizsla Silver Corp. (Vizsla) by Ausenco Engineering Canada ULC and Ausenco Sustainability ULC (Ausenco), SGS Canada Inc. - Geological Services (SGS), and Mining Plus Canada Consulting Ltd. (Mining Plus), collectively the Report Authors. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in the Report Authors' services, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Vizsla subject to terms and conditions of its contracts with each of the Report Authors. Except for the purposes legislated under Canadian provincial and territorial securities law, any other uses of this report by any third party are at that party's sole risk.

Panuco Project
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table of Contents

1 Summary	1
1.1 Introduction	1
1.2 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	2
1.3 Accessibility, Climate, Local Resources, Infrastructure and Physiography	3
1.4 History	3
1.5 Geology and Mineralization	4
1.6 Deposit Types	6
1.7 Exploration	6
1.8 Drilling	6
1.9 Sampling Preparation and Security	8
1.10 Mineral Processing and Metallurgical Test Work	8
1.11 Mineral Resource Estimate	10
1.12 Mineral Reserve Estimate	13
1.13 Mining Methods	14
1.14 Recovery Methods	16
1.15 Project Infrastructure	19
1.15.1 Overview	19
1.15.2 Tailings Storage Facility	21
1.15.3 Waste Rock Storage Facility	21
1.16 Markets and Contracts	22
1.17 Environmental, Permitting and Social Considerations	22
1.17.1 Environmental Considerations	22
1.17.2 Permitting Considerations	23
1.17.3 Social and Community Considerations	24
1.17.4 Closure and Reclamation Planning	24
1.18 Capital and Operating Cost Estimates	25
1.18.1 Capital Cost Estimate	25
1.18.2 Operating Cost Estimate	26
1.19 Economic Analysis	26
1.19.1 Sensitivity Analysis	28
1.20 Interpretations and Conclusions	30
1.21 Recommendations	30

Panuco Project	Page i
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

2 Introduction	31
2.1 Introduction	31
2.2 Terms of Reference	31
2.3 Qualified Persons	31
2.4 Site Visits and Scope of Personal Inspection	32
2.4.1 Site Inspection by Jason Blais, P.Eng.	32
2.4.2 Site Inspection by Cale DuBois, M.A.Sc. P.Eng.	32
2.4.3 Site Inspection by Allan Armitage, P.Geo.	33
2.4.4 Site Inspection by Scott Elfen, P.E.	33
2.5 Effective Dates	33
2.6 Information Sources and References	34
2.6.1 Previous Technical Reports	34
2.7 Currency, Units, Abbreviations and Definitions	35
3 Reliance on Other Experts	40
3.1 Property Ownership	40
3.2 Environmental, Permitting, Closure, and Social and Community Impacts	40
4 Property Description and Location	42
4.1 Introduction	42
4.2 Land Tenure and Mining Concessions	42
4.3 Underlying Agreements	48
4.3.1 Canam Alpine Ventures Ltd.	48
4.3.2 Silverstone Resources S.A. de C.V.	49
4.3.3 Minera Rio Panuco S.A. de C.V.	49
4.3.4 Strategic Investment in Prismo Metals	50
4.4 Surface Rights	51
4.4.1 Canam and Ejido Panuco	52
4.4.2 Silverstone Resources S.A. de C.V., Canam, and Ejido Platanar de los Ontiveros	53
4.4.3 Canam and Comunidad Copala	53
4.4.4 Canam and El Habal Ejido	53
4.4.5 Canam and San Miguel Del Carrizal	53
4.5 Permits	53
4.6 Environmental Considerations	54
4.7 Other Relevant Factors	54
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	55
5.1 Accessibility	55
5.2 Local Resources and Infrastructure	55

Panuco Project	Page ii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

5.3 Climate	55
5.4 Physiography	55
5.5 Vegetation and Wildlife	56
6 History	57
6.1 Property Exploration History	57
7 Geological Setting and Mineralization	59
7.1 Regional Geology	59
7.2 Project Geology	62
7.3 Mineralization	67
7.3.1 Animas-Refugio Corridor	69
7.3.2 Cordon del Oro Corridor	72
7.3.3 Cinco Señores and Napoleon Corridor	74
7.3.4 Other Mineralized Structures	78
7.4 Structural Controls	80
7.5 Alteration	80
7.6 Mineral Petrology	81
8 Deposit Types	83
8.1 Deposit Model	83
8.2 Epithermal Systems	83
9 Exploration	87
9.1 Introduction	87
9.2 Geological Mapping	87
9.3 2019-2021 Rock Geochemistry	88
9.4 Geophysics	89
9.5 2023 LiDAR Survey	92
9.6 2022 Surface Sampling	92
9.7 2023 Surface Sampling	94
9.8 2024 Surface Sampling	96
10 Drilling	99
10.1 Introduction	99
10.2 2019 Drilling	101
10.3 2020 Drilling	102
10.4 2021 Drilling	104
10.5 2022 Drilling	107
10.6 2023 Drilling	109
10.7 2024 Drilling (to September 9, 2024)	111

Panuco Project	Page iii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

10.8 September 2024- July 2025 Drilling (Post-MRE Drilling)	114
11 Sample Preparation, Analyses, and Security	116
11.1 Historical Sampling	116
11.2 2019 - 2024 Rock Sampling (Vizsla)	117
11.2.1 Sampling Methods and Security	117
11.2.2 Sample Preparation and Analyses	118
11.3 2019-2024 Drilling Programs (Vizsla)	118
11.3.1 Sampling Methods	118
11.3.2 Sample Security and Storage	120
11.3.3 Sample Preparation and Analyses	120
11.3.4 Density	120
11.3.5 Data Management	121
11.3.6 Quality Assurance/Quality Control	121
11.3.7 Certified Reference Material	122
11.3.8 Blank Material	137
11.3.9 Duplicate Material	140
11.3.10 Check Assaying	144
11.3.11 Screen Fire Assays	147
11.4 QP's Comments	148
12 Data Verification	149
12.1 Introduction	149
12.2 Drill Sample Database	149
12.3 Site Visit - Allan Armitage	149
12.3.1 2023 Site Visits	149
12.3.2 2024 Site Visit	151
12.4 Underground Geotechnical Site Visit and Data Verification	151
12.5 Conclusion	152
12.5.1 QP Opinion - Allan Armitage	152
12.5.2 QP Opinion - Cale Dubois	152
13 Mineral Processing and Metallurgical Testing	155
13.1 Introduction	155
13.2 Sample Origin and Composite Assembly	155
13.3 Sample Chemistry and Mineralogy	159
13.4 Comminution Testing	164
13.5 Gravity Concentration	164
13.6 Flotation - Saleable Concentrates	165

Panuco Project	Page iv
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

13.6.1 Sequential Concentrate Flotation	165
13.6.2 Bulk Concentrate Flotation	167
13.7 Bulk Flotation for Product Leaching	168
13.8 Cyanidation	170
13.8.1 Whole Ore Cyanidation	170
13.8.2 Flotation Concentrate Cyanidation	177
13.8.3 Flotation Tailings Cyanidation	179
13.8.4 Combined Flotation Plus Leach Performance	182
13.9 Regrind Specific Energy Testing	184
13.10 Cyanide Detoxification	184
13.11 Solid Liquid Separation Testing	184
13.12 Tailings Backfill Testing	186
13.12.1 Slump and Static Stress	186
13.12.2 Vacuum Disc Filtration	187
13.12.3 Unconfined Compressive Strength (UCS)	187
13.13 Recovery Estimates	188
13.14 Deleterious Elements	189
13.15 Comments on Mineral Processing and Metallurgical Testing	189
14 Mineral Resource Estimates	191
14.1 Introduction	191
14.2 Drill Hole Database	191
14.3 Mineral Resource Modelling and Wireframing	193
14.4 Bulk Density	197
14.5 Compositing	197
14.6 Grade Capping	204
14.7 Block Model Parameters	206
14.8 Grade Interpolation	209
14.9 Mineral Resource Classification Parameters	215
14.9.1 Measured Mineral Resource	215
14.9.2 Indicated Mineral Resource	216
14.9.3 Inferred Mineral Resource	216
14.10 Reasonable Prospects of Eventual Economic Extraction	217
14.11 Mineral Resource Statement	218
14.12 Model Validation and Sensitivity Analysis	227
14.12.1 Sensitivity to Cut-off Grade	229
14.13 Comparison of the Current MRE to the September 2023 MRE	234
14.14 Disclosure	235

Panuco Project	Page v
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

15 Mineral Reserve Estimates	236
15.1 Introduction	236
15.2 Estimation Procedure	236
15.2.1 Mineral Resource Model	236
15.2.2 Net Smelter Return Revenue Model	236
15.2.3 Mining Method	237
15.2.4 Preliminary Cut-off Value	237
15.2.5 Mine Plan & Modifying Factors	238
15.2.6 Final Economic Analysis	239
15.3 Mineral Reserves Statement	241
15.4 Factors That May Affect Mineral Reserves	242
16 Mining Methods	243
16.1 Introduction	243
16.2 Geotechnical and Hydrogeological Considerations	243
16.2.1 Hydrogeology Considerations	243
16.2.2 Geotech Drilling - Collected Data	243
16.2.3 Rock Mass Characterisation	246
16.2.4 In-situ Stress State	255
16.2.5 Geotechnical Model	257
16.2.6 Stope Sizes	258
16.2.7 Empirical Dilution Review	268
16.2.8 Geotechnical - Ground Support	270
16.2.9 Geotechnical - Backfill	275
16.2.10 Capital Stand-off Distance	276
16.2.11 Crown Pillar Design	277
16.2.12 Napoleon Portal Design	281
16.2.13 Conclusions and Recommendations	286
16.3 Mining Method Selection	289
16.4 Mine Design Criteria	290
16.4.1 Access Ramps and Declines/Inclines	290
16.4.2 Development Infrastructure	290
16.4.3 Vertical Development Infrastructure	290
16.4.4 Level Development	290
16.4.5 Stope Design, Layout and Sequencing	292
16.5 Mine Development	303
16.5.1 Lateral Development	304
16.5.2 Vertical Development	306

Panuco Project	Page vi
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.6 Mine Operations	307
16.6.1 Production	312
16.6.2 Production Rates	314
16.6.3 Longhole Drilling	315
16.6.4 Blasting and Explosives	316
16.6.5 Run-of-Mine Plan	317
16.6.6 Grade Control and Stockpiling	318
16.6.7 Mine Dilution and Mining Recovery	319
16.6.8 Backfill	321
16.6.9 Material Movement	323
16.6.10 Activity and Equipment Rates	327
16.6.11 Mining Sequence and Phasing	328
16.6.12 Production Schedule Overview	329
16.7 Ventilation	329
16.7.1 Primary Ventilation	329
16.7.2 Auxiliary Ventilation	337
16.8 Underground Infrastructure and Services	337
16.8.1 Portals	337
16.8.2 Power Supply and Distribution	337
16.8.3 Mine Dewatering	338
16.8.4 Compressed Air	341
16.8.5 Service Water	341
16.8.6 Fuel Storage and Distribution	341
16.8.7 Communications System	341
16.8.8 Explosives Magazines	341
16.8.9 Cemented Rockfill and Paste Fill Distribution	341
16.8.10 Surface Maintenance Facilities	342
16.8.11 Workshop	342
16.8.12 Refuge Chambers and Emergency Egress	342
16.8.13 Safety Measures	344
16.9 Mining Equipment	345
16.10 Mine Personnel	346
17 Recovery Methods	347
17.1 Overview	347
17.2 Process Design Criteria	347
17.3 Process Plant Description	348
17.3.1 Mill Feed Schedule	349

Panuco Project	Page vii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

17.3.2 Process Flowsheet	349
17.3.3 Phase 1 Design	351
17.3.4 Phase 2 Design	354
17.4 Reagents Handling and Storage	356
17.5 Plant Services	357
17.5.1 Raw Water	357
17.5.2 Process Water	357
17.5.3 Gland Seal Water	357
17.5.4 Fire Water	358
17.5.5 Potable Water	358
17.5.6 Air	358
17.5.7 Oxygen	358
17.5.8 Power	358
18 Project Infrastructure	359
18.1 Introduction	359
18.2 Roads and Logistics	362
18.2.1 Site Preparation	362
18.2.2 Access to Site	362
18.2.3 On- Site Roads	362
18.3 Site Security	363
18.4 Electrical Power System	363
18.4.1 Electrical System Demand	363
18.4.2 Site Power Reticulation	363
18.4.3 Plant Power Reticulation	363
18.5 Support Buildings	364
18.5.1 Gate House and Security	364
18.5.2 Main Administration Building	364
18.5.3 Truck Shops	365
18.5.4 Metallurgical Lab	365
18.5.5 Refinery and Doré Room	365
18.5.6 Accommodation	365
18.5.7 Fuel System	365
18.6 Mine Infrastructure	365
18.6.1 Explosives Storage	365
18.6.2 Stockpiling	366
18.6.3 Mine Dewatering	366
18.6.4 Cemented Rock Fill Plant (CRF)	366

Panuco Project	Page viii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.6.5 Paste Backfill Plant	366
18.7 Water Supply	367
18.8 Off-site Infrastructure	367
18.8.1 Plant Nursery	367
18.9 Tailings Storage Facility	368
18.9.1 Introduction	368
18.9.2 Site Conditions	370
18.9.3 TSF Design Basis	371
18.9.4 Tailings Storage Facility Design	373
18.9.5 Embankment Configuration	378
18.9.6 Impoundment Excavation Configuration	378
18.9.7 Contact Water Management	380
18.9.8 Seepage Collection System	380
18.9.9 Transfer Pond	381
18.9.10 TSF Supernatant Pond	381
18.9.11 Non-Contact Water Diversion Channel	381
18.9.12 Instrumentation and Monitoring Plan	381
18.9.13 Tailings Disposal Closure	382
18.10 Waste Rock Storage Facility	382
18.10.1 Design Criteria	383
18.10.2 WRSF Foundation Conditions	384
18.10.3 Stability Analysis	384
18.10.4 WRSF Staging Storage Curve	386
18.10.5 Configuration and Construction	386
18.10.6 Contact Water Management	387
18.10.7 Underdrain System	387
18.10.8 Contact Water Pond	388
18.10.9 Non-Contact Water Management	388
18.10.10 Instrumentation and Monitoring	388
18.10.11 Closure Concept	388
18.11 Site Wide Water Management	388
18.11.1 Climate Data	388
18.11.2 Water Management Strategy	390
18.11.3 Ponds	391
18.11.4 Non-Contact Diversions	392
18.11.5 Underground Water	392
18.11.6 Make-up Water	393

Panuco Project	Page ix
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.11.7 Site Wide Water Balance	393
18.11.8 Water Treatment	395
18.12 Hydrogeology	396
18.12.1 Field Investigations	396
18.12.2 Interpreted Groundwater Flow	398
18.12.3 Numerical Hydrogeological Model	400
18.12.4 Predicted Dewatering Rates	402
19 Market Studies and Contracts	403
19.1 Market Studies	403
19.2 Commodity Price Projections	403
19.3 Contracts	403
20 Environmental Studies, Permitting, and Social or Community Impact	404
20.1 Introduction	404
20.2 Environmental Baseline and Supporting Studies	405
20.2.1 Meteorology and Climate	406
20.2.2 Hydrogeology	408
20.2.3 Hydrology	411
20.2.4 Surface Water Quality	414
20.2.5 Air Quality	415
20.2.6 Noise	417
20.2.7 Soils	418
20.2.8 Fauna	419
20.2.9 Flora	420
20.2.10 Fauna and Flora - Environmental Management	421
20.3 Water and Waste Management	421
20.3.1 Risk of Metal Leaching / Acid Rock Drainage	422
20.4 Permitting Considerations	423
20.4.1 Existing Exploration Permits	423
20.4.2 Mexican Legal Framework and Permitting	423
20.4.3 Environmental Regulations Potentially Applicable to Mine Waste Management	426
20.4.4 Amendments to Mexican Mining Regulation	426
20.5 Environmental Management and Monitoring System	427
20.6 Closure and Reclamation Planning	428
20.6.1 Conceptual Closure Plan	428
20.6.2 Closure and Reclamation Areas	429
20.6.3 Post-Closure Plan	430
20.6.4 Closure Cost Estimate	430

Panuco Project	Page x
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

20.7 Socio-Economic and Cultural Baseline Studies	430
20.8 Community Engagement	432
21 Capital and Operating Costs	434
21.1 Introduction	434
21.2 Capital Cost Estimate	434
21.2.1 Capital Cost Summary	434
21.2.2 Basis of Estimate	435
21.2.3 Mining Capital Costs	438
21.2.4 Direct Costs - Process Plant, Tailings Storage Facility, On-site Infrastructure and Off-site Infrastructure	440
21.2.5 Area 6000-7000 - Indirect Capital Costs	443
21.2.6 Area 8000 - Owner (Corporate) Capital Costs	444
21.2.7 Area 9000 - Contingency	445
21.2.8 Closure and Reclamation Planning	446
21.2.9 Salvage Costs	446
21.2.10 Growth Allowance	446
21.2.11 Exclusions	447
21.3 Operating Costs	448
21.3.1 Operating Cost Summary	448
21.3.2 Basis of Estimate	448
21.3.3 Mine Operating Costs	449
21.3.4 Process Plant Operating Costs	450
21.3.5 General & Administrative Costs	453
22 Economic Analysis	454
22.1 Forward-Looking Information Cautionary Statements	454
22.2 Methodologies Used	455
22.3 Financial Model Parameters	455
22.3.1 Assumptions	455
22.4 Taxes	456
22.4.1 Working Capital	456
22.4.2 Royalties	456
22.5 Economic Analysis	457
22.6 Sensitivity Analysis	462
23 Adjacent Properties	468
24 Other Relevant Data and Information	469
24.1 Test Mine	469

Panuco Project	Page xi
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

24.2 Project Execution Plan	469
24.2.1 Objectives	469
24.2.2 Execution Strategy	469
24.2.3 Management Plans	471
25 Interpretation and Conclusions	476
25.1 Introduction	476
25.2 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	476
25.3 Geology and Mineralization	477
25.4 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation	477
25.5 Metallurgical Test Work	478
25.6 Mineral Resource Estimate	479
25.7 Mineral Reserve Estimate	482
25.8 Mining Methods	482
25.8.1 Geotechnical Considerations	482
25.8.2 Mining Methods	483
25.9 Recovery Methods	484
25.10 Infrastructure	484
25.10.1 Site Infrastructure	484
25.10.2 Tailings Storage Facility	485
25.10.3 Waste Rock Storage Facility	485
25.10.4 Water Management	485
25.10.5 Hydrogeology	486
25.11 Markets and Contracts	486
25.12 Environmental, Permitting and Community	487
25.13 Capital Cost Estimate	488
25.14 Operating Cost Estimate	488
25.15 Economic Analysis	489
25.16 Risks and Opportunities	489
25.16.1 Risks	489
25.16.2 Opportunities	493
26 Recommendations	497
26.1 Overall Recommendations	497
26.2 Exploration & Drilling	497
26.2.1 Resource Extension Targets	498
26.2.2 Proximal Targets	498
26.2.3 District Targets	498
26.2.4 Bulk Sample/Test Mine	499

Panuco Project	Page xii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

26.3 Metallurgical Test Work	500
26.4 Mining Methods	500
26.4.1 Geotechnical Considerations	500
26.4.2 Mining Methods	501
26.5 Process and Infrastructure Engineering	502
26.6 Site Geotechnical Field and Laboratory Program	502
26.7 Tailings Storage and Waste Rock Storage Design	503
26.8 Paste Plant and Underground Distribution Design	504
26.8.1 Binder Test Work	505
26.9 Surface Water Management	505
26.10 Hydrogeology	505
26.11 Environmental Studies, Permitting, Social or Community Recommendations	506
26.11.1 Geochemistry	506
26.11.2 Other Environmental Baseline Studies	506
26.11.3 Closure and Reclamation Planning	507
26.11.4 Socio-Economic, Cultural Baseline Studies, Community Engagement and Permitting	507
26.11.5 Environmental Constraints Mapping	507
27 References	508

List of Tables

Table 1-1: Panuco Project Mineral Resource Estimate, September 9, 2024	11
Table 1-2: Panuco Project Mineral Resource Estimate by Area, September 9, 2024	12
Table 1-3: Panuco Mineral Reserve Estimate	13
Table 1-4: Total and Annual Material Movement Schedule for the Panuco Project	16
Table 1-5: Capital Costs Summary	25
Table 1-6: Average LOM Operating Costs	26
Table 1-7: Economic Analysis Summary	26
Table 1-8: Cost Summary for the Recommended Future Work	30
Table 2-1: Report Contributors	32
Table 2-2: Abbreviations and Acronyms	35
Table 2-3: Units of Measurement	38
Table 4-1: Property Mineral Concessions Held 100% by Vizsla	45
Table 7-1: General Description of Estimated Veins Included in the Mineral Resources Estimate for the Panuco Project	68

Panuco Project	Page xiii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 9-1: Summary of Surface and Underground Rock and Soil Geochemistry Samples between 2019 and 2021	88
Table 9-2: Panuco Project Surface Samples in 2022	93
Table 9-3: Selected High-Grade Samples Taken During 2022 Surface Exploration	93
Table 9-4: Panuco Project Surface Samples in 2023	95
Table 9-5: Selected High-Grade Samples Taken During 2023 Surface Exploration	95
Table 9-6: Panuco Project Surface Samples Collected in 2024 (Through June 18)	97
Table 9-7: Selected High-grade Samples Collected during 2024 Surface Exploration (Through June 18)	97
Table 10-1: Summary Drilling Conducted by Vizsla on the Panuco Project, through July 2025	100
Table 10-2: Highlights of the 2019 - 2020 Drilling	103
Table 10-3: Highlights of the 2021 Drilling	105
Table 10-4: Highlights of the 2022 Drilling	108
Table 10-5: Highlights of the 2023 Drilling	110
Table 10-6: Highlights of the 2024 Drilling (to September 9, 2024)	112
Table 10-7: Highlights of the September 2024 - July 2025 Drilling	115
Table 11-1: Summary of Drilling Samples from the Property by Year	116
Table 11-2: Summary of Drill Core Analytical Labs and Analysis Methods 2019 - 2024	117
Table 11-3: QC Sample Statistics for Vizsla Core Sampling 2019 - 2024	122
Table 11-4: CRM Sample Ag Performance at ALS for the 2019-2024 Drill Programs	123
Table 11-5: CRM Sample Au Performance at ALS for the 2019-2024 Drill Programs	124
Table 11-6: CRM Sample Pb Performance at ALS for the 2019-2024 Drill Programs	125
Table 11-7: CRM Sample Zn Performance at ALS for the 2019-2024 Drill Programs	126
Table 11-8: Average Relative Error of Duplicate Samples for Ag, Au, Pb, and Zn from 2019-2024	141
Table 11-9: Relative Bias and Average Relative Error of Check Samples for Ag from 2022-2024	145
Table 11-10: Relative Bias and Average Relative Error of Check Samples for Au from 2022-2024	145
Table 11-11: Relative Bias, (Bias %), Average Relative Error (CVAVR%), and Correlation Coefficient (r) of Screen Fire Duplicates for Ag and Au	148
Table 12-1: Geotechnical QP Site Visit Itinerary	152
Table 13-1: Metallurgical Test Work Summary	155
Table 13-2: Metallurgical Sample Origin Details	156
Table 13-3: Chemical Composition of the Composites and Variability Samples	159
Table 13-4: Average Mineralogical Composition of the Variability Samples	161
Table 13-5: Liberation Characteristics of the Composites - % Distribution	162
Table 13-6: Comminution Test Results	164
Table 13-7: Gravity Concentration Test Results	165
Table 13-8: Bulk Flotation Rougher Recoveries	167
Table 13-9: Average Rougher Flotation Results	168
Table 13-10: Whole Ore Leach Results - Master Composites	171
Table 13-11: Copala Area WOL Results - 70µm	173

Panuco Project	Page xiv
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 13-12: Copala WOL Results - NaCN Dosage Comparison	176
Table 13-13: Variability WOL Results - La Luisa and Napoleon	177
Table 13-14: Flotation Concentrate Leach Results	177
Table 13-15: Rougher Flotation Tailings Leach Results	179
Table 13-16: Combined Flotation Plus Leach Results	182
Table 13-17: CN Detoxification Results	184
Table 13-18: Solid Liquid Separation Sample Characterization	185
Table 13-19: Static Thickening Testing	185
Table 13-20: Dynamic Thickening Testing	185
Table 13-21: Particle Size Distribution	186
Table 13-22: Unconfined Compressive Strength Summary	187
Table 13-23: Residue Model Details - Copala Area Material	188
Table 13-24: Recovery Model Equations	188
Table 13-25: Mercury Measurements on Feed Composites	189
Table 14-1: Project Drill Hole Totals	192
Table 14-2: Property Domain Descriptions	194
Table 14-3: Statistical Analysis of the Drill Assay Data from Within the Deposit Mineral Domains - by Area	198
Table 14-4: Statistical Analysis of the Composite Data from Within the Deposit Mineral Domains - by Area	201
Table 14-5: Composite Capping Summary - by Domain/Deposit Area	205
Table 14-6: Deposit Block Model Geometry	206
Table 14-7: Grade Interpolation Parameters by Area and Domain	210
Table 14-8: Parameters used for Underground Cut-off Grade Calculation	217
Table 14-9: Panuco Project Mineral Resource Estimate, September 9, 2024	218
Table 14-10: Panuco Project Mineral Resource Estimate by Area, September 9, 2024	219
Table 14-11: Comparison of Average Composite Grades with Block Model Grades	227
Table 14-12: Underground Mineral Resource Estimate at Various AgEq Cut-off Grades, September 9, 2024	230
Table 14-13: Comparison of September 9, 2024, MRE to September 1, 2023, MRE for the Project	235
Table 15-1: Mineral Resource Models	236
Table 15-2: NSR Parameters and AgEq Grade Factors	237
Table 15-3: Preliminary Operating Cost Estimate and NSR Cut-off Values	238
Table 15-4: Mine Design Parameters and Modifying Factors	239
Table 15-5: Calculated Unit Cost Summary by Cut-off Value Type	240
Table 15-6: Cut-off Value Applied by Type	240
Table 15-7: Panuco Mineral Reserve Estimate	241
Table 16-1: Geotechnical Logged Drillholes to Date	244
Table 16-2: 2025 Geotechnical Drillhole Details	244
Table 16-3: 2023 Geotechnical Drillhole Details	245
Table 16-4: Summary of Geotechnical Holes Completed by Year	247
Table 16-5: Summary of Laboratory Test Work Completed by Year	249

Panuco Project	Page xv
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-6: Summary of Valid T1, T2, and T5 Point Load Test Results	249
Table 16-7: Point Load Test Failure Typers by Description	249
Table 16-8: Median Laboratory Intact Rock Elastic and Strength Results by Lithology	250
Table 16-9: Summary of Discontinuity Families by Domain	252
Table 16-10: Panuco FS Trend of Major Mapped Faults (2023)	254
Table 16-11: Bieniawski RMR Parameter Comparison (RMR76 and RMR89)	255
Table 16-12: In-Situ Stress State Assumption - Panuco FS	256
Table 16-13: Estimated Q' Conditions by Domain - Copala	259
Table 16-14: Estimated Q' Conditions by Domain - Napoleon	260
Table 16-15: Estimated Q' Conditions by Domain - Luisa	262
Table 16-16: Estimated Q' Conditions by Domain - Tajitos	262
Table 16-17: Stope Stability Assessment - A Factor by Domain	263
Table 16-18: Stope Stability Assessment - B Factor by Domain	264
Table 16-19: Stope Stability Assessment - C Factor Domain	265
Table 16-20: Stable Stope Spans - Copala	266
Table 16-21: Stable Stope Spans - Napoleon	267
Table 16-22: Stable Stope Spans - Tajitos	267
Table 16-23: Stable Stope Spans - Luisa	268
Table 16-24: ELOS Dilution Estimates for Panuco FS Stopes with ELOS FW Factor	269
Table 16-25: Ground Support Standard by Rock Mass Condition (Excluding Copala North CAF and DAF)	271
Table 16-26: Development Cable Bolt Application by Intersection	273
Table 16-27: Ground Support Standard - Copala North	274
Table 16-28: Capital Development Stand-off Distances by Domain	276
Table 16-29: Scaled Span Crown Pillar Analysis Input and Output Parameters - Napoleon	278
Table 16-30: Scaled Span Crown Pillar Analysis Input and Output Parameters - Copala/Tajitos	279
Table 16-31: Orica Vibration Model Site Coefficients by Threshold Limit (Orica, 2025)	280
Table 16-32: Estimate of Strength and Material Properties for Key Material Units - Napoleon Box Cut	283
Table 16-33: Napoleon Box Cut Design Parameters by Domain	285
Table 16-34: Preliminary Ground Support Guidelines - Napoleon Box Cut	285
Table 16-35: Stope Dimensions by Mining Method	289
Table 16-36: Development Dimensions	291
Table 16-37: Preliminary NSR Cut-off Value Summary by Mining Method	292
Table 16-38: Calculated Unit Cost Summary by NSR Cut-off Value Type	293
Table 16-39: NSR Cut-off Value Applied by Mining Method	293
Table 16-40: Parameters Used to Estimate NSR	294
Table 16-41: Average Grade Multipliers (USD/unit) for NSR and Silver Equivalent	295
Table 16-42: Final SO Parameters	295
Table 16-43: Annual Lateral Development Schedule	305
Table 16-44: Annual Vertical Development Schedule	307

Panuco Project	Page xvi
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-45: Annual Production Drilling	316
Table 16-46: Annualized Mineralized Material ROM	318
Table 16-47: Mining Dilution and Recovery	320
Table 16-48: Annual Backfill Schedule	322
Table 16-49: Annual Waste Balance Schedule	323
Table 16-50: Load and Haul Fleet for the Panuco Project	324
Table 16-51: Material Movement Schedule for Panuco	325
Table 16-52: Development Activity and Equipment Rates for the Panuco Project	328
Table 16-53: Fleet Trucking and Loading Productivity	328
Table 16-54: Ventilation Demand Estimate for the Copala Mine - Diesel Equipment Based	331
Table 16-55: Ventilation Demand Estimate for the Copala Mine - Mining Activity Based	333
Table 16-56: Ventilation Demand Estimate for the Napoleon Mine - Diesel Equipment Based	335
Table 16-57: Ventilation Demand Estimate for the Napoleon Mine - Mining Activity Based	336
Table 16-58: Panuco Project Power Estimate (Mining Activities Only)	338
Table 16-59: Underground Mobile Equipment Fleet	346
Table 16-60: Panuco Project Mine Personnel Estimate	346
Table 17-1: Process Design Criteria	348
Table 17-2: Reagents Handling and Storage	356
Table 17-3: Major Reagent and Operating Consumable Consumption Summary	357
Table 18-1: Total Site Electrical Demand	363
Table 18-2: Panuco Building List	364
Table 18-3: Geotechnical Field Exploration Completed to Date	370
Table 18-4: Life-of-Mine TSF Tailings Deposition Schedule	375
Table 18-5: Annual Balance of Waste Rock Stored in WRSF	386
Table 18-6: Details of Climate Stations Including Name, ID, Coordinates, and Distance to Site	389
Table 18-7: Monthly Average Precipitation for the Potrerillos Station	389
Table 18-8: Intensity-Duration-Frequency (IDF) Values for Panuco Site	390
Table 18-9: Pond Summary and Function	392
Table 18-10: Summary of Underground Dewatering and Equipment Demands for Average Conditions	393
Table 18-11: Make-up Water Required	393
Table 18-12: Hydraulic Conductivities of Hydrogeological Units	397
Table 18-13: Average, Dry and Wet Year Total Mine Inflow Rates	402
Table 19-1: Metal Price Projections	403
Table 20-1: Baseline Characterization / Monitoring Rounds and Their Focuses	406
Table 20-2: Groundwater Balance Parameters for the Aquifer	409
Table 20-3: Types of Soils in the Project Area	418
Table 20-4: List of Fauna Detected	420
Table 20-5: Permitting Requirements	424
Table 20-6: Mexican Official Standards Potentially Applicable to Mine Waste Management	426

Panuco Project	Page xvii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 21-1: Capital Costs Summary	434
Table 21-2: Estimate Exchange Rates	435
Table 21-3: Mining Capital Costs	439
Table 21-4: Capital Cost Summary - Process Plant, Tailings Storage Facility, On and Off-Site Infrastructure	440
Table 21-5: Mechanical Equipment Price Basis	441
Table 21-6: Mechanical Equipment & Packages	441
Table 21-7: Electrical Equipment Price Basis	442
Table 21-8: Electrical Equipment & Packages	442
Table 21-9: Total Project Costs Summary - by Major Commodities	442
Table 21-10: Construction Contract Packages	443
Table 21-11: Indirect Capital Cost Summary	443
Table 21-12: Estimate Contingency	445
Table 21-13: Growth Cost Summary	446
Table 21-14: Average LOM Operating Cost	448
Table 21-15: Mining Operating Costs Summary	449
Table 21-16: Mining Production Costs	449
Table 21-17: Process Plant Operating Cost Summary	450
Table 21-18: Reagents and Consumables Cost Summary	451
Table 21-19: G&A Cost Summary	453
Table 22-1: Economic Analysis Summary	458
Table 22-2: Life of Mine Economics	460
Table 22-3: Pre-Tax NPV (US$M) and IRR (%) Sensitivity Analysis	463
Table 22-4: Post-Tax NPV (US$M) and IRR (%) Sensitivity Analysis	464
Table 22-5: Pre-Tax NPV (US$M) and IRR (%) Sensitivity Analysis - Ag and Au Prices	465
Table 22-6: Post-Tax NPV (US$M) and IRR (%) Sensitivity Analysis - Ag and Au Prices	465
Table 25-1: Panuco Project Mineral Resource Estimate, September 9, 2024	480
Table 25-2: Panuco Project Mineral Resource Estimate by Area, September 9, 2024	481
Table 25-3: Average, Dry and Wet Year Total Mine Inflow Rates	486
Table 25-4: Metal Price Projections	487
Table 26-1: Cost Summary for the Recommended Future Work	497

List of Figures

Figure 1-1: Process Flow Diagram	18
Figure 1-2: Panuco Project Site Layout	20
Figure 1-3: Project Post-Tax Unlevered Cashflow	28

Panuco Project	Page xviii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 1-4: Post-Tax NPV and IRR Sensitivity Results	29
Figure 4-1: Property Location Map	43
Figure 4-2: Mining Concessions (WGS 84 UTM Zone 13N)	44
Figure 4-3: Location of Ejidos and Outline of Panuco Project	52
Figure 7-1: Metallogenic Setting Map	60
Figure 7-2: Regional Geologic Setting Map. Illustrates Regional Geological Central Sierra Madre Occidental	61
Figure 7-3: Regional Geology Map	62
Figure 7-4: Stratigraphic Column for the Project Area	63
Figure 7-5: Property Geology Map Showing Panuco Project and Known Mineralized Structures	66
Figure 7-6: Schematic Cross-Section of Panuco Veining	67
Figure 7-7: Panuco Project Claims Showing Known Veins	69
Figure 7-8: Animas-Refugio Geology and Gold Geochemistry (Section A-A' Shown in Figure 7-9)	71
Figure 7-9: Animas-Refugio Vein Cross-section Looking Northwest	72
Figure 7-10: Cordon del Oro Geology and Silver Geochemistry	74
Figure 7-11: Cinco Señores-Napoleon Geology and Silver Geochemistry	75
Figure 7-12: Descubridora Mine Geology and Geochemistry	76
Figure 7-13: Drill-hole Intercepts Showing Tilted Mineralization on Napoleon Main Vein	77
Figure 8-1: Genetic Model for Epithermal Deposits	85
Figure 8-2: Schematic of Alteration and Mineralization in Low Sulphidation Precious Metal Deposits	86
Figure 9-1: Panuco District Mapped Areas at 1:1,000 Scale as of December 2023	87
Figure 9-2: Surface Sampling at Panuco Project between 2019 and 2022	89
Figure 9-3: Airborne Magnetics RTP from 2016 with Known Veining and Possible Fault Offset Shown in Diorite	91
Figure 9-4: Results from 2021 Airborne Magnetics RTP Geophysical Survey Over the Napoleon Area	92
Figure 9-5: Surface Sampling at Panuco Project in 2022	94
Figure 9-6: Surface Sampling at Panuco Project in 2023	96
Figure 9-7: Surface Sampling at Panuco Project in 2024, (Through June 18)	98
Figure 10-1: Resource Models and Location of Drill Holes on the Panuco Project from 2019 - September 2024	101
Figure 10-2: Resource Models and Location of 2019 - 2020 Drill Holes on the Panuco Project	102
Figure 10-3: Resource Models and Location of Drill Holes on the Panuco Project from 2021	104
Figure 10-4: Resource Models and Location of Drill Holes on the Panuco Project from 2022	108
Figure 10-5: Resource Models and Location of Drill Holes on the Panuco Project from 2023 (to September 1, 2023)	110
Figure 10-6: Resource Models and Location of Drill Holes on the Panuco Project from 2024 (to September 9, 2024)	112
Figure 10-7: Plan Map Showing Animas Vein System and the Location of Hole AM-25-90	115
Figure 11-1: Vizsla Core-logging Facility in Concordia, Sinaloa	119
Figure 11-2 :CRM Control Chart for Ag for the 2020 Drill Program	127

Panuco Project	Page xix
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-3: CRM Control Chart for Au for the 2020 Drill Program	127
Figure 11-4: CRM Control Chart for Pb for the 2020 Drill Program	128
Figure 11-5: CRM Control Chart for Zn for the 2020 Drill Program	128
Figure 11-6: CRM Control Chart for Ag for the 2021 Drill Program	129
Figure 11-7: CRM Control Chart for Au for the 2021 Drill Program	129
Figure 11-8: CRM Control Chart for Pb for the 2021 Drill Program	130
Figure 11-9: CRM Control Chart for Zn for the 2021 Drill Program	130
Figure 11-10: CRM Control Chart for Ag for the 2022 Drill Program	131
Figure 11-11: CRM Control Chart for Au for the 2022 Drill Program	131
Figure 11-12: CRM Control Chart for Pb for the 2022 Drill Program	132
Figure 11-13: CRM Control Chart for Zn for the 2022 Drill Program	132
Figure 11-14: CRM Control Chart for Ag for the 2023 Drill Program	133
Figure 11-15: CRM Control Chart for Au for the 2023 Drill Program	133
Figure 11-16: CRM Control Chart for Pb for the 2023 Drill Program	134
Figure 11-17: CRM Control Chart for Zn for the 2023 Drill Program	134
Figure 11-18: CRM Control Chart for Ag for the 2024 Drill Program	135
Figure 11-19: CRM Control Chart for Au for the 2024 Drill Program	135
Figure 11-20: CRM Control Chart for Pb for the 2024 Drill Program	136
Figure 11-21: CRM Control Chart for Zn for the 2024 Drill Program	136
Figure 11-22: Blank Sample Chart for Ag for the 2020 Drill Program	138
Figure 11-23: Blank Sample Chart for Ag for the 2021 Drill Program	138
Figure 11-24: Blank Sample Chart for Ag for the 2022 Drill Program	139
Figure 11-25: Blank Sample Chart for Ag for the 2023 Drill Program	139
Figure 11-26: Blank Sample Chart for Ag for the 2024 Drill Program	140
Figure 11-27: Plots of Field Duplicate Samples for Ag, Au, Pb, and Zn from the 2019-2024 Drill Program	142
Figure 11-28: Plots of Coarse Reject Duplicate Samples for Ag, Au, Pb, and Zn from the 2019-2024 Drill Program	143
Figure 11-29: Plots of Pulp Duplicate Samples for Ag, Au, Pb, and Zn from the 2023-2024 Drill Program	144
Figure 11-30: Plots of SGS Check Samples for Ag and Au Assayed in 2022	146
Figure 11-31: Plots of SGS Check Samples for Ag and Au Assayed in 2023	146
Figure 11-32: Plots of SGS Check Samples for Ag and Au Assayed in 2024	147
Figure 11-33: Plots of Screen Fire Assay Duplicate Samples for Ag and Au Assayed in 2024	148
Figure 13-1: Copala 2024 Metallurgical Sample Locations	157
Figure 13-2: Tajitos 2024 Metallurgical Sample Locations	157
Figure 13-3: Cristiano 2024 Metallurgical Sample Locations	158
Figure 13-4: Napoleon 2024 Metallurgical Sample Locations	158
Figure 13-5: La Luisa 2024 Metallurgical Sample Locations	159
Figure 13-6: Backscatter Images of Copala Feed Grains, >75µm Fraction	163
Figure 13-7: Backscatter Images of Napoleon Feed Grains, >75µm	163

Panuco Project	Page xx
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-8: Sequential Rougher Flotation Results - Silver Deportment	166
Figure 13-9: Sequential Rougher Flotation Results - Gold Deportment	166
Figure 13-10: Bulk Cleaner Flotation Upgrading Results	168
Figure 13-11: Copala Area Rougher Flotation Recoveries Vs Feed Grades	169
Figure 13-12: Napoleon Area Rougher Recoveries Vs. Feed Grades	169
Figure 13-13: Rougher Mass Recovery Vs. Sulphur Feed Grade	170
Figure 13-14: Whole Ore Leach Kinetics - Copala Master Composites	172
Figure 13-15: Whole Ore Leach Kinetics - Napoleon Master Composites	172
Figure 13-16: Copala Area WOL Results - 70 µm	174
Figure 13-17: Copala Area WOL Leach Results - 70 Vs. 50µm Comparison	175
Figure 13-18: Copala WOL Data - NaCN Dosage Comparison	176
Figure 13-19: Leach Results on Flotation Concentrates Vs. Concentrate Grades	178
Figure 13-20: Leach Results on Flotation Concentrates Vs. Au:S and Ag:S Ratios in Feeds - Napoleon	178
Figure 13-21: Flotation Tailings Leach Extraction Kinetics	180
Figure 13-22: Flotation Tailings Leach Extractions - Variability Data	181
Figure 13-23: Flotation Tailings Extractions - Effect of Mn in Feed on Copala Samples	181
Figure 13-24: Flotation Tailings Extractions vs. Leach Feed Grades - Napoleon Samples	182
Figure 13-25: Flotation Plus Leach - Variability Sample Total Circuit Recoveries	183
Figure 13-26: Flotation Plus Leach - Napoleon Total Circuit Recoveries	183
Figure 14-1: Plan View: Distribution of Surface Drill Holes on the Property (WGS 84), on Topography	192
Figure 14-2: Isometric View Looking Northwest: Distribution of Surface Drill Holes in the Copala-Tajitos-Napoleon-Cruz-La Luisa Areas (WGS84)	193
Figure 14-3: Plan View: Property Mineral Resource Models	196
Figure 14-4: Isometric View Looking Northeast: Property Mineral Resource Models	196
Figure 14-5: Isometric View Looking Northwest: Property Mineral Resource Models, Copala-Napoleon-La Luisa Areas	197
Figure 14-6: Plan View: Distribution of Mineral Resource Block Models and Mineralization Domains	208
Figure 14-7: Isometric View looking NW: Distribution of Mineral Resource Block Models and Mineralization Domains on the Property	208
Figure 14-8: Isometric View looking NW: Distribution of Mineral Resource Block Models and Mineralization Domains in the Napoleon-Copala Areas	209
Figure 14-9: Plan View: Mineral Resource Block Grades and Block Class for the Copala-Cristiano-Tajitos Deposit Area	221
Figure 14-10: Isometric View Looking West: Mineral Resource Block Grades and Block Class for the Copala-Cristiano-Tajitos Deposit Area	222
Figure 14-11: Isometric View Looking NNE: Mineral Resource Block Grades and Block Class for the Copala-Cristiano-Tajitos Deposit Area	223
Figure 14-12: Plan View: Mineral Resource Block Grades and Block Class for the Napoleon, Cruz, Josephine and La Luisa Areas	224

Panuco Project	Page xxi
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-13: Isometric View Looking Northwest: Mineral Resource Block Grades and Block Class for the Napoleon, Cruz, Josephine and La Luisa Areas	225
Figure 14-14: Isometric View Looking NNE: Mineral Resource Block Grades and Block Class for the Napoleon, Cruz, Josephine and La Luisa Areas	226
Figure 14-15: Comparison of ID3, ID2 & NN Models for the Napoleon-Josephine-Cruz Deposit Area	228
Figure 14-16: Comparison of ID3, ID2 & NN Models for the Copala-Cristiano Deposit Area	229
Figure 16-1: Geotechnically Logged Diamond Drill Hole Locations	246
Figure 16-2: Distribution of UCS Test Results by Lithology	250
Figure 16-3: Summary of Logged Discontinuities from Oriented Core Drilling	251
Figure 16-4: Panuco FS Major Structural Faults (2023) - Plan View with Faults cut at 137 m Elevation	253
Figure 16-5: World Stress Map - Panuco FS Principal Stress Direction Estimate	256
Figure 16-6: Geotechnical Block Model - Copala Main Q' Visualization Example	258
Figure 16-7: Extended Matthews Stability Graph	266
Figure 16-8: Empirical ELOS Dilution Graph with ELOS Isoprobability Contours	268
Figure 16-9: Rock Mass Quality (NGI-Q and RMR76) by Domain	270
Figure 16-10: Ground Support Standard Distribution by Domain	272
Figure 16-11 :Paste Backfill Sample Strength by Mix Design - Panuco	276
Figure 16-12: Crown Pillar Thickness Guidance by Mining Area - Panuco FS Plan View	278
Figure 16-13: Napoleon Box Cut Layout - Plan View	281
Figure 16-14: Napoleon Box cut Centerline Section - View East showing Material Model (after Salazar, April 2025)	282
Figure 16-15: Napoleon Box Cut Domains - Isometric View North	284
Figure 16-16: Centerline Section - View North - Napoleon Box Cut	284
Figure 16-17: Stope Shape Width for the Panuco Project	296
Figure 16-18: Stope Width Distribution by Zone	297
Figure 16-19: Panuco Zone Names	298
Figure 16-20: Sequencing Blocks in Copala	299
Figure 16-21: Long Section of a Longitudinal Retreat Sequence	301
Figure 16-22: Longitudinal Stoping Retreat Sequence Long Section in Napoleon Main	302
Figure 16-23 :Plan View Showing Drift & Fill Extraction Sequence	303
Figure 16-24: Panuco Project Typical Level Layout	304
Figure 16-25: Annual Lateral Development Schedule	305
Figure 16-26: Annual Vertical Development Schedule	306
Figure 16-27: Copala Long Section, Copala Mine	308
Figure 16-28: Tajitos Long Section, Copala Mine	309
Figure 16-29: Napoleon North Long Section, Napoleon Mine	310
Figure 16-30: Napoleon South Long Section, Napoleon Mine	311
Figure 16-31: La Luisa Long Section, Napoleon Mine	312
Figure 16-32: Proposed Mining Method for the Panuco Project	313

Panuco Project	Page xxii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-33: Proposed Stope Shapes by NSR ($US/t) for the Panuco Project	314
Figure 16-34: Annual Longhole Drilling Schedule	315
Figure 16-35: Annual Backfill Schedule for the Panuco Project	322
Figure 16-36: Annual Underground Trucking tkms	324
Figure 16-37: Mineralised Material Plan for the Panuco Project	325
Figure 16-38: Surface Haulage Plan	327
Figure 16-39: Primary Ventilation Layout of the Copala Mine	331
Figure 16-40: Airflow Demand for Copala Based on Equipment Fleet	333
Figure 16-41: Primary Ventilation Layout of the Napoleon Mine	334
Figure 16-42: Airflow Demand for Napoleon based on Diesel Equipment Fleet	336
Figure 16-43: Copala Mine Dewatering System	339
Figure 16-44: Napoleon Mine Dewatering System	340
Figure 16-45: Egress Layout of the Copala Mine	343
Figure 16-46: Egress Layout of the Napoleon Mine	344
Figure 17-1: Plant Production Schedule	349
Figure 17-2: Process Flow Diagram	350
Figure 18-1: Panuco Project Site Layout	360
Figure 18-2: Process Plant Layout	361
Figure 18-3: Plant Nursery	368
Figure 18-4: TSF General Layout	369
Figure 18-5: TSF Ultimate LOM Configuration	374
Figure 18-6: TSF Typical Embankment Cross Section	377
Figure 18-7: TSF Impoundment Excavation Plan	379
Figure 18-8: TSF Embankment Underdrain System	380
Figure 18-9: WRSF LOM Configuration	383
Figure 18-10: WRSF Slope Stability Section	385
Figure 18-11: WRSF Slope Configuration	387
Figure 18-12: Water Management Flow Schematic	391
Figure 18-13: Surface Water Flow Summary	394
Figure 18-14: Underground Water Summary	395
Figure 18-15: Potentiometric Contours and Flow Lines.	399
Figure 18-16: Hydrogeological Section A-A'	400
Figure 18-17: Numerical Model Extents	401
Figure 20-1: Property Location Map	405
Figure 20-2: Average Monthly Precipitation at the Panuco-Capala Project	407
Figure 20-3: Average Temperature and Precipitation for the Project Area	408
Figure 20-4: Completed Geotechnical and Hydrogeological Drillhole Locations	410
Figure 20-5: Rivers and Basins in the Region	412
Figure 20-6: Panuco Hydrological Region, Basin and Sub-basin.	413

Panuco Project	Page xxiii
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-7: Location of Surface Water Sampling Locations	415
Figure 20-8: Air Quality Monitoring Locations	416
Figure 20-9: Noise Monitoring Locations	417
Figure 20-10: Soil Units	419
Figure 20-11: Population by Locality	431
Figure 20-12: Projection of Social Impacts	432
Figure 22-1: Project Post-Tax Unlevered Cashflow	457
Figure 22-2: Pre-Tax Sensitivity Analysis Results	466
Figure 22-3: Post-Tax Sensitivity Analysis Results	467
Figure 26-1: Plan Map of the Panuco District Highlighting Primary 2025 Exploration Targets Relative to Mapped and Sampled Mineralized Veins.	499

Panuco Project	Page xxiv
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1 SUMMARY

1.1 Introduction

Vizsla Silver Corp. ("Vizsla" or the "Company") commissioned Ausenco Engineering Canada ULC and Ausenco Sustainability ULC (collectively Ausenco) to compile a Feasibility Study (FS) for the Panuco Project (the "Property" or the "Project"). The FS was prepared in accordance with the Canadian disclosure requirements of National Instrument 43-101 - Standards and Disclosure for Mineral Projects (NI 43-101) and the requirements of Form 43-101 F1.

The responsibilities of the engineering companies contracted by Vizsla to prepare this report are as follows:

  Ausenco managed and coordinated the work related to the technical report, developed a FS-level design, capital and operating cost estimates for the process plant, tailings storage facility, and general site infrastructure. Ausenco also undertook the review of the environment and permitting studies and completed the economic analysis.

  SGS Canada Inc, - Geological Services (SGS) prepared the mineral resource estimate (MRE) for the Project and completed the work related to the geological setting, deposit type, drilling, exploration works, sample preparation and analysis and data verification.

  Mining Plus Canada Consulting Ltd. (Mining Plus), as a key subconsultant to Ausenco, designed the underground mining, mine production schedule, mining related infrastructure and provided the mining capital and operating costs. In addition, Mining Plus completed the underground mining geotechnical engineering analysis.

The property hosts nine known polymetallic precious metal deposits:

  Copala

  Cristiano

  Tajitos

  Napoleon

  La Luisa

  Cruz Negra

  Josephine

  San Antonio

  Animas

Silver and gold are the metals of interest.

Panuco Project	Page 1
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1.2 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Panuco Project is in the Panuco-Copala mining district (the Property; the Project) in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental (SMO) physiographic province in western Mexico. The Project is centred at 23 25' north latitude and 105 56' west longitude on map sheets F13A-37.

The Project comprises 125 approved mining concessions, covering a total area of 28,766.282 ha, and two mineral concessions covering 1,321.15 ha. The mining concessions are held 100% by Vizsla. The concessions are granted for 50 years, except San Carlos that was originally granted for 100 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. All claims are in good standing, and all property tax payments have been completed up to the effective date of the report.

On January 17, 2024, Vizsla announced its intention to spin out the shares of Vizsla Royalties Corp, ("Spinco"), a wholly owned subsidiary of Vizsla, to the Company's shareholders. Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at Vizsla's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico. The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Project, which have a pre-existing 3.0% net smelter return royalty (the "Underlying Royalty"). Vizsla also completed the following: (i) transfer to Vizsla Royalties the right to purchase one-half of the 3% Underlying Royalty; (ii) grant Vizsla Royalties the right to acquire a royalty on any future projects acquired by Vizsla in the 24-month period after completion of the spinout, which right would automatically terminate upon a change of control of Vizsla Royalties or Vizsla and (iii) make a cash injection into Vizsla Royalties. On June 19, 2024, the Supreme Court of British Columbia issued its final order approving the plan of arrangement with Vizsla Royalties Corp. Under the Arrangement, the owners of common shares of Vizsla Silver are entitled to receive one new VZLA Share, one-third of a common share of Spinco and one-third of a common share purchase warrant of Spinco for each VZLA Share held immediately prior to the closing of the Arrangement. Following the Arrangement, Spinco will no longer be a wholly owned subsidiary of Vizsla Silver.

Most of the surface rights in the municipality of Concordia are owned by Ejidos, which are areas of communal land used for agriculture. Community members individually farm designated parcels and collectively maintain communal holdings comprising the ejido. Ejidos are registered with Mexico's National Agrarian Registry (Registro Agrario Nacional). Surface rights to most of the land underlying the Project area are owned by six Ejidos. Mining concession owners have the right to obtain the expropriation, temporary occupancy, or creation of land easements required to complete exploration and mining work, including the deposit of rock dumps, tailings, and slag. Vizsla has agreements in place with 5 Ejidos covering a total of 15,029.63 ha within the Property with rights to extend the area as required with the same consideration per hectare.

Panuco Project	Page 2
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1.3 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 km (one-hour drive) (Figure 4-1). Highway 40 and Toll Highway 40D crosscut most of the vein structures. Local dirt roads provide access to most of the workings; however, some are overgrown or in need of repair, and four-wheel-drive vehicles are recommended during the wet season.

The climate is subtropical, characterized by heavy rainfall from June through September. Summer temperatures can reach 40°C, while winter lows are approximately 10°C. The average annual precipitation is approximately 1,100 millimeters (mm), most of which falls during the rainy season. The area has sufficient water for exploration and mining purposes. Work on the Property, including drilling, can be conducted year-round.

The Project is located in the municipality of Concordia, which has a population of approximately 27,000, and benefits from public services, including health clinics and police. The residents provide an experienced mining workforce, while contractors from Durango and Hermosillo, regions with a strong mining tradition, provide the Project with skilled labor and contract mining services.

Two high-voltage power lines (400 kV and 230 kV) connecting Durango and Mazatlán cross the Project site.

Vizsla owns the 500-tonne-per-day (t/d) El Coco mill, currently under care and maintenance, located on the Panuco property and executed an agreement in May 2025 to acquire an operating 350 t/d mill as part of the Sante Fe project. Several additional third-party mineral processing facilities are located within the district with capacities ranging from 200 to 700 t/d.

The Project area is in the Barranca sub-province of the Sierra Madre Occidental physiographic province, characterized by mountain ranges that reach elevations of up to 1,640 m and dissected by steep gorges. Historic mine workings and mineralized structures on the Project generally occur between 500 and 1,000 meters above sea level (masl).

1.4 History

Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed (Sim, 2008; Robinson, 2019). Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to Vizsla.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (CRM), the predecessor of the Mexican Geological Service (SGM) carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999. In 2003, the CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019 the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46.

In 1989 the CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis (Bacis) in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 m along the Animas-Refugio corridor, but only collar and survey records exist of this work.

Panuco Project	Page 3
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. (Rio Panuco) explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data, or geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data.

Capstone Mining Corp. (Capstone) optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling, followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. (Silverstone). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008.

Two Mineral Resource estimates were prepared on the property for Silverstone on October 16, 2008. The Mineral Resource estimates were prepared for the La Colorada vein-manto and the La Pipa, El Muerto and Clemens portions of the Animas-Refugio Vein.

Silverstone was acquired by Silver Wheaton Ltd. (Silver Wheaton) in 2009, and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the 2008 Mineral Resource over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Silverstone or unauthorized mining activity in the intervening years exploited most of the Mineral Resources previously estimated.

Rio Panuco contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey over an approximate area of 12,000 Ha on the Panuco district. The survey was flown in lines-oriented east-west. The processing products from this survey are Reduction to Pole (RTP), Residual of the RTP, Analytical Signal of the RTP, Tilt Derivative of the RTP. The survey was flown in two blocks.

In 2019, Silverstone and Rio Panuco optioned their mineral concessions to Minera CANAM.

1.5 Geology and Mineralization

The Project is on the western margin of the Sierra Madre Occidental, a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt. The SMO is a Large Igneous Province (LIP) recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode concomitant post-subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

Panuco Project	Page 4
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in northern Sinaloa, near Mazatlán and on small outcrops within the project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age.

In the broader Project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the Project area. The Oligocene age ignimbrites of the UVS occur east of the property towards Durango state.

The structure of the Project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (~28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens.

Mineralization on the Panuco Property comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long, and individual veins range from decimeters to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey, and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. Vizsla Silver has delineated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during mineral deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district.

Panuco Project	Page 5
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The Mineral Resource includes nine mineralized vein systems: the Copala, Cristiano, Tajitos, Napoleon, La Luisa, Cruz Negra, Josephine, San Antonio and Rosarito-Cuevillas vein corridors. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m.

1.6 Deposit Types

Mineralization in Panuco occurs in veins and mantos with mineralogical characteristics, alteration assemblages, temperature, and salinities typical of low to intermediate sulfidation epithermal deposits. Because of the region's long and complex magmatic deformation and hydrothermal history, the Panuco Project has the potential to host other deposit styles. Late Cretaceous to Paleocene batholiths that intrude the Tarahumara Formation rocks in Panuco, are prospective for porphyry copper and molybdenum deposits elsewhere in the SMO. Late Cretaceous-Eocene plutons that intrude basement metasediments and limestones are prospective for gold-rich and polymetallic skarns and replacement deposits. However, the mineralized structures that are exposed and that have been explored to date in the property are only the epithermal silver and gold veins that were developed or reactivated during the extensional tectonics of the SMO volcanic arc.

1.7 Exploration

Vizsla commenced exploration on the Project in July 2019. Surface exploration to date has included geological mapping, rock geochemical sampling, and geophysical surveys. The 1:1,000 scale geological mapping of the Property completed as of December 2023 amounted to 4,800 ha mapped out of a total of 7,189.5 ha held by the company, which represents 67% of the total area mapped. Rock geochemical sampling completed between 2019 and 2024 amounts to 5,930 samples. Vizsla has conducted airborne and ground surveys since 2019. These include Fixed Loop Electromagnetic surveys (FLEM) or ground electromagnetic (EM) surveys, drone magnetic surveys, and LiDAR.

1.8 Drilling

Since initiating drilling on the Property in November 2019, Vizsla has conducted several significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2024 (data cut-off date for the current MRE), Vizsla had completed 1,012 drill holes totaling 383,017.22 m and collected 57,680 assays. Vizsla has continued to drill at the Project since the data cut off for the Mineral Resource Estimate. Drilling completed subsequent to the MRE has consisted of exploration drilling on targets outside of the MRE areas and comprises an additional 40 drill holes totaling 13,365 m and 1,571 assays. As of July 24, 2025, Vizsla had completed 1,052 drill holes totaling 396,382.22 m and collected 59,251 assays.

In November 2019, Vizsla began drilling activities in the Panuco Project's Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes were completed in 2019.

Drilling for 2020 totaled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Señores, Cordon del Oro, and Animas-Refugio were tested. Drilling was focused initially on targets proximal to areas of historical mapped and worked veins.

Panuco Project	Page 6
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Drilling at the Panuco Project in 2021 totaled 100,242.55 m in 320 drill holes. The drilling focused on the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 104 drill holes, respectively. Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor.

At Napoleon and Tajitos, infill and delineation drilling focussed on denser drilling to inform the Mineral Resource estimate and expand the structure's strike length. Drilling discoveries in 2021 included the Josephine and Copala veins. Further drill testing included the Cruz Negra, Alacran, Cinco Señores, and Colorada vein areas. In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the Mineral Resource estimate, in addition to the Peralta and Cuevillas veins. Drilling at the Cordon del Oro corridor targeted the San Antonio structure in addition to exploration near the Aguita Zarca vein.

Drilling for 2022 totalled 121,582.40 m in 297 drill holes. The four main corridors of Napoleon, Cinco Señores, Cordon del Oro, and Animas-Refugio were tested. Drilling at the Napoleon corridor included 109 drill holes tested the Napoleon structure, for 53,412.80 m. At the Cordon del Oro corridor, drilling totalled 7,225.80 m in 30 drill holes. Drilling at the Copala/Tajitos veins included 135 drill holes for 52,045.10 m. Additionally, 6,588.90 m in 16 drill holes were drilled in the Animas-Refugio corridor and 2,309.80 m in 7 drill holes were drilled in the Broche de Oro area.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization was traced over 1,150 m along strike, 400 m down dip, and remains open to the north and southeast. At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure. Other notable discoveries included the Cristiano and La Luisa Veins.

Drilling for 2023 totalled 99,800.65 m in 180 drill holes. The main Napoleon and Cinco Señores corridors were primarily tested with limited drilling in the Animas-Refugio corridor. Drilling at the Napoleon corridor included 75 drill holes testing the Napoleon structure, for 40,926.80 m. Drilling at the Copala/Tajitos veins included 86 drill holes for 52,083.65 m. Drilling in the Animas-Refugio corridor included 8 drill holes for 2,548.50 m. Additional geotechnical drilling was completed at Napoleon, 6 drill holes for 2,375.70 m, and Cordon del Oro, 5 drill holes for 1,866.00 m.

The 2023 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,700 m along strike and to depths of 450 to 550 m and remains open to the north and southeast. At Napoleon, drilling throughout 2023 successfully expanded mineralization along strike and down plunge/dip to the south, several vein splays were identified in the hanging wall and footwall of the main structure. Other notable discoveries include the La Luisa Vein and the Molino Vein.

Drilling for 2024 (to September 9) totalled 31,927.70 m in 83 drill holes. The main Napoleon and Cinco Señores corridors were tested. Drilling at the Napoleon corridor included 16 drill holes testing the Napoleon structure, for 8,885.20 m. Drilling at the Copala/Tajitos veins included 67 drill holes for 23,042.50 m.

The 2024 drilling was centred on the western portion of the district, primarily focused on infill drilling at 50 m and 25 m centers to upgrade resources within the Copala and Napoleon areas. Drilling at La Luisa focused on infill holes within high-grade shoots of the La Luisa and Footwall vein splay. The discovery of the El Molino vein in 2023 occurred approximately 250 m west of the Copala and Tajitos veins, but new interpretations and drilling confirmed that the vein extends southwest and intersects with Napoleon.

Panuco Project	Page 7
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Drilling completed subsequent to the MRE has consisted of exploration drilling on targets outside of the MRE areas in the Animas, Cinco Señores, and Napoleon corridors. Drilling from September 10, 2024, to July 24,2025,5 totalled 13,365 m in 40 drill holes. The majority of the exploration drilling completed during this period has been undertaken within the Animas corridor and included 27 drill holes for 7,722.5 m. Additional exploration targets were tested in the Cinco Señores corridor with 11 drill holes for 4,053 m and in the Napoleon corridor with 2 drill holes for 1,589.5 m.

The most significant discovery during this period came from the Animas vein system, made in hole AM-25-90, and was marked by several high-grade intervals contained within a broader envelope of precious metals mineralization. AM-25-90 is located approximately 6 km to the northeast of the Copala resource area, situated along the Animas vein system below known historic mine workings.

1.9 Sampling Preparation and Security

Since 2019, Vizsla has maintained a comprehensive and consistent system for the sample preparation, analysis and security of all surface samples and drill core samples, including the implementation of an extensive QA/QC program. The following describes sample preparation, analyses and security protocols implemented by Vizsla.

From 2019 to September 2024, all samples were shipped to ALS Limited (ALS) in Zacatecas, Zacatecas, Mexico for sample preparation and for analysis at the ALS laboratory in North Vancouver, BC, Canada. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Samples are dried, weighed, and crushed to at least 70% passing 2mm, and a 250 g split is pulverized to at least 85% passing 75 µm. Silver and base metals are analyzed using a four-acid digestion with an inductively coupled plasma (ICP) finish and gold was assayed by 30-gram fire assay with atomic absorption (AA) spectroscopy finish. Over-limit analyses for silver, lead and zinc are re-assayed using an ore-grade four-acid digestion with an ICP finish. Samples with over-limit silver assays (>1500 ppm) are fire assayed by gravimetric methods on 30 g sample pulps. Control samples comprising certified reference samples, duplicates and blank samples are systematically inserted into the sample stream and analyzed as part of Vizsla's QA/QC protocol.

To further ensure integrity, check assaying of sample pulps has been completed by SGS de Mexico S.A de C.V. (SGS Durango), in Durango, Mexico, using analytical methods closely aligned to those of ALS. The SGS Durango facilities are ISO/IEC 17025 certified. Subsequent to the cut-off date for the current MRE (September 2024) all samples were analyzed at SGS Durango. Both ALS and SGS Geochemistry are independent of Vizsla, the Qualified Persons (QPs), and SGS Geological Services.

1.10 Mineral Processing and Metallurgical Test Work

Four phases of test work have been conducted on the Panuco Project since 2021. Each program was completed by ALS Metallurgy in Kamloops, BC, Canada. The initial three phases were preliminary metallurgical assessment on specific deposits of the project and was used to develop the Preliminary Economic Assessment. The most recent program evaluated all deposits using a processing strategy from the PEA and was more comprehensive in terms of sample quantities and design data generation. The latest phase was conducted in 2024-2025 and covered a wide range of metallurgical assessments including mineralogy, comminution, whole ore cyanidation, rougher concentrate and tailings cyanidation, regrinding, solid-liquid separation, cyanide detoxification, paste backfill characterization, and geochemical tailings characterization.

Panuco Project	Page 8
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The 2024-2025 variability samples were assembled with reference to preliminary stope designs, such that mineralized veins as well as appropriate waste dilution would be represented in each sample selection.

Drop weight tests (SMC type) were conducted on the samples, with the majority of the available results coming from the 2024-2025 test program. The Axb values measured using the SMC test protocol averaged 34.9 for the Copala area material and 39.0 for Napoleon area. The samples were also moderately abrasive, the 75th percentile Bond abrasion index values of Copala and Napoleon samples were 0.405 g and 0.487 g, respectively.

Gravity concentration tests were conducted in earlier test programs on composites from each deposit using a Knelson concentrator. Precious metal recoveries to the gravity concentrate were low, ranging from 8.7% to 12.0% for silver and 8.6 to 25.7% for gold. These levels of precious metal recovery did not justify including a gravity recovery circuit in the process design and no further testing was conducted.

The three initial test programs investigated the possibility of producing a saleable concentrate via froth flotation, including a sequential flotation to produce separate lead-silver, zinc, and pyrite concentrates, and generating potentially saleable bulk sulphide concentrates. Neither of these flotation processing strategies produced economically attractive results and were not pursued in the 2024-2025 test program nor considered for the feasibility design. Bulk sulphide flotation was investigated on most samples as a means to generate a concentrate for regrinding and subsequent leaching, as well as producing a flotation tailings stream for leaching. Gold and silver recoveries to rougher concentrates for Copala averaged 80.5% Au and 82.3% Ag, while Napoleon averaged 88.2% Au and 90.7% Ag.

Whole ore cyanidation was conducted during each of the metallurgical programs to assess the amenability of the materials to cyanide leaching. The 2024-2025 test program standardized on a primary grind of 70 µm P80 and total leach residence time of 96 hours. Two hours of pre-aeration was applied, as previous testing indicated that this contributed to lower NaCN consumptions. 3 g/L of NaCN were maintained for the first 24 hours and allowed to drift with no further additions for the remaining 72 hours. Whole ore cyanidation testing was conducted on both Copala and Napoleon composites, as well as variability samples from the Copala area. Extractions for both gold and silver ranged between 80 to 95% for the Copala variability samples and prompted additional testing on a portion of the samples at a finer grind size of 50 µm P80. The finer grind size showed an average increase in gold recovery of 1.4%, while silver showed an average recovery increase of 2.6%.

Flotation concentrates produced in the 2024-2025 test program were subjected to bottle roll leach tests. Cyanidation was carried out at 3g/L NaCN and maintained for 48 hours. Regrinding targeted a product sizing of 18 µm P80.

Flotation tailings cyanidation was conducted on the rougher tailings generated in the test program. Each test was conducted at 2 g/L NaCN and at a leach residence time of 72 hours. Leach extractions on the flotation tailings were considerably lower than the whole ore leach results since these feeds represent the portions of gold and silver with the finest grain sizes and lowest liberation characteristics as they did not respond to froth flotation.

Panuco Project	Page 9
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Cyanidation detoxification testing was conducted on leach slurries generated by processing composites of Copala and Napoleon feed materials. The result of the cyanide detoxification testing was that typical dosages of SO2 and Cu would be able to detoxify the residual cyanide in the tailings for use in paste backfill applications.

Slurry samples from the 2024-2025 test program representing relevant slurry conditions were sent to Pocock Industrial (Pocock) for solid-liquid separation testing to support the design of thickening equipment. Pocock determined that the flocculated solids settling could achieve an underflow density of 64% w/w for the Counter-Current Decantation (CCD) thickeners and 53% w/w for the leached concentrate thickener. CCD performance analysis suggested that a wash efficiency of 99.9% could be achieved with five thickeners using a wash ratio of 3.0:1 v/w.

Responsible Mining Solutions (RMS) received samples from the 2024-2025 test program and undertook a testing campaign to support the engineering of the paste backfill to the underground mine. A desliming hydro cyclone was assessed but the operational efficiency gained was minor and did not offset the extra capital cost. A 90:10 ratio of ground granulated iron blast furnace slag (GGBFS) to general use limestone cement (GUL) was determined to be most effective for producing the greatest ultimate compressive strength in the paste backfill.

Silver and gold recovery estimates were determined for the two main deposit areas using results from the 2024-2025 metallurgical test program for the proposed whole ore leach and flotation- concentrate-regrind-leach and tailings leach processing conditions. The recovery models predict metal weighted gold and silver recoveries of 93.5% and 92.5%, respectively, for the Copala-dominated whole ore leach period. In the higher throughput flotation-leach period which includes more Napoleon material, predicted recoveries are 93.7% for gold and 91.7% for silver.

1.11 Mineral Resource Estimate

Completion of the updated MREs for the Napoleon-La Luisa and Copala-Tajitos deposit areas involved the assessment of an updated drill hole database, which included all data for surface drilling completed between November 2019 and September 2024. The MREs for the Animas and San Antonio deposit areas included data for surface drilling completed between November 2019 and September 2022; there has been no new drilling on the Rosarito-Cuevillas in Animas and San Antonio deposit areas and these MREs previously published (Armitage et al., 2023) are considered current. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (resource domains), 3D topographic surface models, 3D models of historical underground workings, and available written reports.

The Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Au (g/t), Pb (ppm) and Zn (ppm) into block models for all deposit areas.

The MREs presented below take into consideration that all deposits on the Property may be mined by underground mining methods.

The reporting of the updated MREs comply with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions). In completing the updated MREs, the Author uses general procedures and methodologies that are consistent with industry standard practices, including those documented in the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

Panuco Project	Page 10
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The updated MRE for the Project is presented in Table 1-1 and Table 1-2.

Highlights of the current Project Mineral Resource Estimate of are as follows:

  Combined Measured and Indicated Mineral Resources are estimated at 12.96 Mt grading 307 g/t silver, 2.49 g/t gold, 0.27% lead, and 0.85% zinc (222.4 Moz AgEq at 534 g/t AgEq). The updated MRE includes Measured mineral resources of 28.6 Moz of silver, 214 koz of gold, 7.2 Mlbs of lead, and 17.4 Mlbs of zinc (46.1 Moz AgEq) and indicated mineral resources of 99.2 Moz of silver, 822 koz of gold, 69.7 Mlbs of lead, and 225.6 Mlbs of zinc (176.3 Moz AgEq).
  Inferred Mineral Resources are estimated at 10.5 Mt grading 219 g/t silver, 1.96 g/t gold, 0.30% lead, and 1.01% zinc (412 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 73.6 Moz of silver, 660 koz of gold, 31.2 kt of lead, and 106.2 kt of zinc (138.7 Moz AgEq).

Table 1-1: Panuco Project Mineral Resource Estimate, September 9, 2024

Resource Class	Tonnes (Mt)	Grade					Total Metal
		Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)	Au (koz)	Ag (koz)	Pb (M lbs)	Zn (M lbs)	AgEq* (koz)
Measured	2.24	2.97	397	0.15	0.35	640	214	28,597	7.2	17.4	46,056
Indicated	10.72	2.39	288	0.30	0.95	512	822	99,222	69.7	225.6	176,306
M+I	12.96	2.49	307	0.27	0.85	534	1,036	127,819	76.9	243.0	222,362
Inferred	10.47	1.96	219	0.30	1.01	412	660	73,621	69.0	234.1	138,711

Panuco Project Updated Mineral Resource Estimate Notes:

1. The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

2. All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

3. All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves, do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. It is envisioned that the Panuco Project deposits may be mined using underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

6. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including LHS and/or DAF.

7. The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

8. The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

9. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Panuco Project	Page 11
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 1-2: Panuco Project Mineral Resource Estimate by Area, September 9, 2024

Copala Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Copala	Measured	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	Indicated	4.29	2.50	402	0.09	0.17	600	345	55,374	8.4	15.8	82,781
	M+I	6.17	2.68	414	0.09	0.16	626	532	82,118	11.6	22.1	124,199
	Inferred	2.32	1.83	322	0.16	0.27	476	137	24,014	8.3	13.8	35,452
Tajitos	Indicated	0.72	2.34	380	0.14	0.25	571	55	8,833	2.2	4.0	13,277
	Inferred	0.89	2.08	346	0.27	0.43	527	60	9,936	5.2	8.5	15,132
Cristiano	Indicated	0.36	3.67	610	0.25	0.45	912	43.00	7,102	1.96	3.56	10,614
	Inferred	0.34	2.49	460	0.16	0.31	665	27.00	4,959	1.18	2.29	7,168
Total	Measured	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	Indicated	5.37	2.56	413	0.11	0.20	617	443	71,309	13	23	106,672
	M+I	7.26	2.70	420	0.10	0.19	635	630	98,053	16	30	148,090
	Inferred	3.55	1.96	341	0.19	0.31	507	224	38,909	15	25	57,752

Napoleon Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
La Luisa	Indicated	0.49	2.12	143	0.31	1.44	364	33	2,238	3.3	15.4	5,693
	Inferred	2.83	2.24	132	0.28	1.24	355	204	12,049	17.8	77.5	32,307
Cruz Negra	Indicated	0.03	2.01	145	0.38	2.01	380	2	154	0.3	1.5	403
	Inferred	0.35	3.58	171	0.30	1.64	510	40	1,907	2.3	12.5	5,676
Josephine	Indicated	0.06	2.54	230	0.38	1.09	473	5	452	0.5	1.5	928
	Inferred	0.21	1.81	176	0.34	1.01	360	12	1,180	1.6	4.6	2,406
Napoleon_HW(4)	Indicated	0.99	2.09	217	0.47	1.64	448	66	6,885	10.2	35.7	14,206
	Inferred	0.59	2.12	202	0.64	2.15	458	40	3,800	8.2	27.7	8,619
Napoleon + Splays	Indicated	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	Inferred	3.78	2.25	150	0.52	1.78	399	273	18,184	42.9	148.2	48,404
	M+I	4.13	2.26	151	0.51	1.75	399	300	20,037	47	159	53,042
	Inferred	2.28	1.46	159	0.44	1.63	340	107	11,637	21.9	81.8	24,941
Total	Measured	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	Indicated	5.34	2.21	163	0.49	1.72	405	379	27,913	57	202	69,634
	M +I	5.70	2.22	162	0.49	1.70	405	406	29,766	61	213	74,272
	Inferred	6.25	2.00	152	0.38	1.48	368	403	30,573	52	204	73,949

San Antonio Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
San Antonio	Inferred	0.28	1.30	226	0.01	0.03	325	12	2,038	0.1	0.2	2,936
Animas	Inferred	0.39	1.68	169	0.29	0.60	327	21	2,101	2.5	5.2	4,074

Panuco Project Updated Mineral Resource Estimate Notes:

1. The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

Panuco Project	Page 12
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

2. All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

3. All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. It is envisioned that the Panuco Project deposits may be mined using underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

6. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF).

7. The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

8. The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

9. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

1.12 Mineral Reserve Estimate

The Proven and Probable Mineral Reserve for the Panuco project is estimated at 12.81 Mt at an average grade of 249 g/t Ag and 2.01 g/t Au or 416 g/t AgEq, as summarised in Table 1-3.

The Mineral Reserve estimate was prepared by Jason Blais, P.Eng., Principal Mining Consultant of Mining Plus with an effective date of November 4, 2025.

Table 1-3: Panuco Mineral Reserve Estimate

Classification		Grade			Contained Metal
	(kt)	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (koz)	Au (koz)	AgEq (koz)
Proven	1,948	308	2.35	502	19,264	147	31,424
Probable	10,854	239	1.95	400	83,351	681	139,687
Planned Stockpile
Proven	4	330	3.70	635	41	0.5	82
Probable	3	318	2.90	558	34	0.3	54
Total Proven + Probable	12,809	249	2.01	416	102,689	829	171,246

Notes:

1. The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

2. Mineral Reserves are based on Measured and Indicated Mineral Resource Classifications only.

3. The Mineral Reserve was calculated using long-term metal prices of US$28.50/oz Ag, US$ 2,300/oz Au.

4. The block model NSR value was calculated on an individual block basis using interim Phase 2 process recovery formulas for each zone. Copala/Tajitos Ag process recovery was calculated as = (1.56*ln(Ag g/t) + 83.9)/100 and Copala/Tajitos Au process recovery was calculated as = (1.96*ln(Au g/t) + 91.4)/100. Napoleon/Luisa Ag process recovery was calculated as = (8.8*ln(Ag g/t) + 44)/100 and Napoleon/Luisa Au process recovery was calculated as = (1.7*ln(Au g/t) + 93.7)/100.

Panuco Project	Page 13
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

5. The Mineral Reserve is estimated using three NSR cut-off values (COV). A Fully Costed COV was calculated at US$105.72 for Long hole Stoping (LHS) and US$129.33/t for Drift and Fill (DAF), an Incremental COV of US$ 87.00 /t for LHS and US$ 110.00 /t for DAF and a Marginal COV of US$33.00/t applied to development that must be mined to access production areas.

6. The Planned Stockpile is anticipated to be mined from the Copala orebody as part of the ongoing Test Mine bulk sample activities prior to the start of the Feasibility Study mine schedule. The Planned Stockpile does not currently exist on surface as of the Effective Date of the Technical Report and remains classified as Mineral Reserves.

7. Royalty rates of 3.5% and 2.0% were applied to the deposit based on royalty boundaries. The 2.0% royalty boundary only affects a portion of the Napoleon deposit.

8. AgEq (g/t) = (Ag(g/t) + 82.54*Au(g/t)) for Copala & Tajitos and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon & Luisa at 3.5% royalty and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon at 2% royalty. AgEq is expressed based on a number of revenue factors. See Table 15-2 for a complete list of inputs used to calculate NSR and AgEq factors.

9. Mining recovery between 90% to 100% is applied to the estimate depending on the mining method and is reduced in some areas based on geotechnical guidelines or mining sequence. Mining recovery averages 96% for the overall project.

10. The Mineral Reserve includes both planned and unplanned dilution. Unplanned dilution includes dilution from overbreak, backfill and material handling. Dilution within Stope Optimizer (SO) outputs was estimated at 36% and additional unplanned dilution of 2% was added for backfill dilution in long hole stopes. Internal dilution in DAF mining within the mining shape was estimated at 31% and additional backfill dilution in DAF was estimated at 5%.

11. For LHS, a minimum mining width of 1.5 meters was used excluding overbreak and unplanned dilution, and for DAF, a minimum mining width of 5.0 meters was used.

12. The economic viability of the Mineral Reserve is demonstrated using a discounted cash flow model.

13. The independent and qualified person for the Mineral Reserve, as defined by NI 43-101, is Mr. Jason Blais, P.Eng., Principal Mining Consultant for Mining Plus Canada Consulting Ltd.

14. The effective date of the Mineral Reserve Estimate is November 4, 2025

15. Totals may not add up due to rounding.

1.13 Mining Methods

The Panuco Project is a collection of silver-gold deposits located in the Panuco-Copala mining district in Sinaloa, Mexico, with Mineral Reserves that extend surface to over 600 m in depth. The deposits range in thickness from 1.5 m to greater than 20 m.

Based on the characteristics of the deposit, long hole stoping (LHS) was selected as the primary mining method, with drift-and-fill (DAF) selected for the northern portion of the Copala North Zone located directly under the Copala township. LHS considered a sublevel spacing of 15-20 m, stoping panels 20 m long, and on average were 3.8 m wide. Where DAF was used, drifts are proposed to be 5 m high with three lifts per sublevel.

The mining methods considered for the Panuco Project are proposed to use a combination of cemented rock backfill (CRF), uncemented rock backfill, and paste backfill for stope support. CRF and uncemented rock backfill are proposed in the DAF mining areas.

For the feasibility design of the Panuco Project, planned dilution and unplanned rock ELOS dilution was accounted for using the Deswik Stope Optimizer® (SO). Dilution within SO outputs was estimated at 36% and additional unplanned dilution of 2% was added for backfill dilution in long hole stopes. Internal dilution in DAF mining with the mining shape was estimated at 31% and additional backfill dilution in DAF was estimated at 5%. Mining recovery averaging 94% was applied for LHS based on geometry and extraction sequence, and a mining recovery of 100% was applied for DAF as a factor to the shapes created by SO within the production schedule.

Panuco Project	Page 14
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

A Net Smelter Return (NSR) model was used to estimate the revenue of the mineralized material. Interim process recoveries, doré grades, smelting and refining terms, and transportation costs were assumed to determine the NSR value. A Cut-Off Value (COV) was used to flag material by whether the revenue in a block exceeds the costs of extraction and processing of that block. Following the financial model completion, there were three COVs used to assess mining at Panuco: A Fully Costed COV, an Incremental COV and the Marginal COV.

The Fully Costed COV represents the break-even value of Mineral Reserve required to cover all the associated operating and sustaining capital costs of extraction and processing. Fully costed COVs were initially assumed for Panuco at US$ 100.00/t for LHS and US$ 120.00/t for DAF. Following the completion of the financial model the Fully Costed COV was calculated at US$105.72 for LHS and US$123.33/t for DAF.

The Incremental COV of US$ 87.00 /t for LHS and US$ 110.00 /t for DAF was applied when the operation had committed to the development and preparation of stoping blocks, and no additional capital development was needed to access additional material. The Incremental COV includes the assumption that the material value exceeds the costs of the operational costs which include mining, processing and G&A and does not include the sustaining capital costs. The Incremental COV applied was elevated slightly compared to the calculated costs to reduce the effect of near cut-off stoping material and improve the overall mining sequence. Less than 1% of the AgEq ounces attributed to LHS production and less than 2% of the AgEq ounces attributed to DAF production are between the Incremental COV and the Fully Costed COV.

The Marginal COV of US$33.00/t was applied to development when the operation has committed to the development and preparation of stoping or DAF blocks, and the material must be mined in order to access a production area. The Marginal COV includes the assumption that the material value exceeds the costs of the incremental processing, and G&A and does not include any operational mining or sustaining capital costs. The Marginal COV applied was elevated slightly when compared to the calculated cost, to remove the risk of overstating marginal tonnes in the Mineral Reserve.

Due to the distance between the various geological deposits, the project is separated into two separate underground mines. The Copala Mine, the larger of the two, accesses the Copala, Cristiano, and Tajitos deposits. The Napoleon Mine portal which is located approximately 800 m west of the Copala Mine portal accesses the Napoleon and La Luisa deposits.

Contractor mining is proposed for the Panuco Project to minimise up front capital, leverage skilled labour and achieve higher productivities. The annual material movement is summarised in Table 1-4.

Panuco Project	Page 15
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 1-4: Total and Annual Material Movement Schedule for the Panuco Project

Feed	Tonnes	Ag	Au	AgEq(1)	Ag	Au	AgEq
	(kt)	(g/t)	(g/t)	(g/t)	(koz)	(koz)	(koz)
Total	12,802	249	2.01	416	102,615	828	171,111
Y-02	74	149	1.52	274	356	4	656
Y-01	473	347	2.55	558	5,286	39	8,488
Y01	859	392	2.80	623	10,842	77	17,218
Y02	1,226	341	2.24	526	13,419	88	20,719
Y03	1,310	291	2.06	461	12,246	87	19,411
Y04	1,599	267	2.10	441	13,745	108	22,695
Y05	1,535	241	2.17	421	11,888	107	20,758
Y06	1,533	192	1.95	354	9,484	96	17,454
Y07	1,497	204	1.76	350	9,816	85	16,843
Y08	1,382	184	1.51	309	8,186	67	13,742
Y09	1,160	176	1.63	311	6,564	61	11,606
Y10	153	159	1.81	309	783	9	1,520

(1): AgEq: The Ag-Eq grade was calculated considering revenue from silver and gold only, using the formula below and the economic parameters listed in Table 15-2: AgEq (g/t) = (Ag(g/t) + 82.54*Au(g/t)) for Copala & Tajitos and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon & Luisa at 3.5% royalty and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon at 2% royalty.

1.14 Recovery Methods

The process design is based on processing ore from the Panuco deposits, through crushing, grinding, gold and silver leaching with cyanide and precious metal recovery to doré via counter current decantation and the Merrill Crowe process. The initial three years (Phase 1) of the processing plant will operate as a whole ore leach. An expansion for Year 4 (Phase 2) adds a bulk flotation with concentrate regrind and leach to the flowsheet. The design is based on previous test work programs performed on the deposit, Ausenco's database of reference projects, and in-house process modelling. The process plant has been designed with assumed availabilities of 65% for the crushing plant, and 92% for all other processing circuits, based on industry-proven industry values. The plant will operate with two 12-hour shifts per day, 365 days per year.

A staged expansion approach for the process plant has been selected. The expansion of the plant over the life of mine occurs as follows:

  Phase 1 (Years 1 to 3) - three-stage crushing, ball milling, followed by whole ore leach recovery at a throughput of 1.2 Mt/a.

  Phase 2 (Years 4+) - conversion to bulk flotation with concentrate regrind, with concentrate and flotation tailings leach recovery at a throughput of 1.5 Mt/a.

Panuco Project	Page 16
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The process plant features the following:

  Three-stage crushing of run of mine (ROM) material

  Ball milling in closed circuit with a classifying cyclone

  Bulk rougher flotation and concentrate regrind (Phase 2 only)

  Cyanide leaching of the flotation concentrate (Phase 2 only)

  Bulk leaching of the primary cyclone overflow (Phase 1) or of the flotation tailings and concentrate leach residue (Phase 2)

  Counter-current decantation (CCD)

  Zinc precipitation of the clarified pregnant solution and smelting to produce doré

  Cyanide detoxification

  Tailings thickening

  Paste backfills mixing system

  Cement rock fill

The simplified process flow diagram for the project is shown in Figure 1-1.

Panuco Project	Page 17
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 1-1: Process Flow Diagram

Source: Ausenco, 2024.

Panuco Project	Page 18
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1.15 Project Infrastructure

1.15.1 Overview

Infrastructure to support the Panuco Project will consist of site civil work, site facilities/buildings, on-site roads, water management system and site electrical power. Site facilities will include both mine facilities and process facilities, as follows:

  Mine facilities, such as the paste plant, cement rockfill plant, truck shop, service bays, explosives storage, and other miscellaneous facilities.

  Process facilities include the process plant, crusher facilities, refinery, metallurgical and assay lab, mine workshop and warehouse.

  Tailings storage facility (TSF).

  Waste rock storage facility (WRSF).

  Pre-production stockpile.

  Administration offices, and

  Mine, process administration facilities will be serviced with potable water, fire water, compressed air, electrical power, diesel, communication and sanitary systems.

An overall site layout is provided in Figure 1-2.

The site is accessed by travelling 25 km east along Highway 15, then travelling 43 km northeast along Highway 40. This leads to an entrance to a gravel access road system that will be used to navigate across the property. The existing access road route will be utilized to the greatest extent possible, and will be upgraded including widening, installation of culverts as well as grading of corners to ensure suitability for daily operational traffic.

The roads within the process plant area will be integrated with the process plant pad earthworks and designed with adequate drainage. The roads will allow access between the administration building, substation, explosive magazine and TSF will be limited to light vehicles with a combination of two lane and one lane sections.

The typical method of clearing, topsoil removal, and excavation will be employed, incorporating drains, safety bunds and backfilling with granular material and aggregates for road structure. The entrance to the process and mine site will be via the gatehouse.

Water will be sourced from the underground (UG) workings, tailings storage facility and paste plant reclaim water, and site water collection ponds which will be supplemented by water from the Panuco River as required. The water will be transported across the project area through pumps. A total of 13.4 km of overland and buried water pipelines will be installed from the various water sources to the process water tank, fire water tank, and potable water treatment plant as required. This water will be the source of potable and fire water on site, used for administration buildings and process plant.

Panuco Project	Page 19
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 1-2: Panuco Project Site Layout

EXISTING ROADS
CEMENT ROCK FILL (CRF) FACILITY
PRE-STOCKPILE
PROCESS PLANT CONTACT WATER POND
PROCESSING PLANT
HAUL ROAD 1
PRE-STOCKPILE CONTACT WATER POND
HAUL ROAD 3
SUBSTATION
WASTE ROCK STORAGE FACILITY
VENT TYP.
WASTE ROCK STORAGE CONTACT WATER POND
ACCESS ROAD
EXPLOSIVES WAREHOUSE - POWDER MAGAZINE
HIGHWAY 40
TAILINGS DAM (TSF)
EMBANKMENT EDGE
TRANSFER POND
PIPELINE CORRIDOR
ENVIRONMENTAL BOUNDARY BASIN
PREY LIMITS
400KV LINE EXISTING
NOTES:
SCALE = 1:7500

Source: Ausenco, 2025

Panuco Project	Page 20
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1.15.2 Tailings Storage Facility

A siting and deposition trade-off study was performed to determine the best location and deposition technology during the PEA. Several sites were analyzed, and the outcome of the study was a slurry tailings storage facility located approximately 2.5 km east of the process plant in a small watershed. The TSF has been designed to store 9.3 Mt of tailings but has the capacity to expand if additional resources are discovered. The TSF has been designed with four stages over the life of the project. The starter embankment crest has a height of 580 masl, and the final crest elevation is 617 masl to contain the required volume of tailings, operational water, PMP, plus 3 m of freeboard. Additionally, a spillway will be constructed as part of closure, located at the northwest section of the TSF. The TSF is designed in accordance with best practices, CDA guidelines, and Mexican decree NMX-AA-175-SCFI-2015.

Tailings will be transported from the process plant to the TSF via a network of pipelines that will encircle approximately two-thirds of the facility's perimeter. Spigots positioned around the facility will discharge tailings into the structure to create a uniform tailings surface and maximize storage capacity. Tailings are planned to be discharged at 50% solids and will have an overall final consolidated dry density of 1.45 t/m3. The TSF will supply a portion of the water needed for the processing plant during the initial years, especially in times of drought, using excess tailings water and capturing surface runoff above the facility during the rainy season.

Water management for the TSF includes a non-contact surface water diversion channel and an underdrain. The contact water will be collected in the TSF and transfer pond, then used for mining operations. Most of the non-contact water will be released into the drainage system below the facility to maintain environmental base flows. The underdrain will be built at the base of the embankment, consisting of perforated dual-wall HDPE pipe wrapped in drainage gravel and a non-woven geotextile blanket. The design provides sufficient capacity for storing tailings over the mine's operational life. The TSF will be closed at the end of the mine's life, along with a spillway designed to convey the PMF, ensuring ponded water within the TSF never reaches the embankment.

1.15.3 Waste Rock Storage Facility

During underground mining operations, waste rock will be produced. This waste rock will be used for underground support as cemented backfill. Any remaining waste rock not used for backfilling will be stored on the surface in the waste rock storage facility (WRSF) as valley fill, transported using underground haul trucks. The WRSF will hold approximately 1.47 Mt of waste rock. When fully developed, the WRSF will cover about 8.5 hectares (ha) and contain both oxide and fresh rock. It will be constructed in lifts no taller than 5 m, resulting in an overall height of roughly 72 m and a maximum vertical thickness of approximately 32 m. At the end of the mine's life, the WRSF will have an overall slope of about 2.5:1 (H:V).

The WRSF will include the separation and management of contact and non-contact water. It is contained within a single drainage system beneath its footprint. Surface flows along the bottoms of these valleys from precipitation and groundwater recharge will be captured by the underdrain and conveyed to the contact water pond located at the toe of the WRSF. Water management for the WRSF involves a single non-contact surface water diversion channel, internal contact water diversion channels, and an underdrain. The contact waters will be collected and used for mine operations in the pond at the base of the facility, while non-contact water will be released into the drainage below the facility to maintain environmental base flows. The underdrain will be constructed at the base of drainages using perforated dual-wall HDPE pipe wrapped in drainage gravel and a non-woven geotextile blanket. The WRSF is situated within a short haul distance from the underground portal. The design provides sufficient capacity for waste materials throughout the life of the mine. The WRSF will be progressively closed once a lift is completed to reduce erosion, contact water impact, and sediment management issues from these facilities.

Panuco Project	Page 21
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1.16 Markets and Contracts

Gold-silver doré bars will be trucked from the project site to Mazatlán, where the doré will be subsequently transported by air to clients. The doré will be sold into the general market to North American smelters and refineries.

Project economics are estimated based on long-term metal prices of US$35.50/oz Ag and US$3,100/oz Au.

Transportation and off-take agreements for doré are not currently in place but are expected to be negotiated within the industry norms. Similarly, there are no contracts currently in place for the supply of reagents, utilities or other bulk commodities required to construct and operate the Project.

1.17 Environmental, Permitting and Social Considerations

The Panuco Project is in the Panuco-Copala mining district in the municipality of Concordia, southern Sinaloa State, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. Mountain ranges cut by steep gorges characterize the province's rugged topography. The climate is subtropical, with heavy rain in June through September.

1.17.1 Environmental Considerations

The baseline environmental information provided in this report have been largely gathered by consultants during the period January 2022 to December 2023 (WSP, 2022-2023). These studies served as a reference and support for the preparation of the Environmental Impact Assessment (MIA in Mexico) required by the Ministry of Environment and Natural Resources (SEMARNAT) to support ongoing exploration activities and to provide initial data to support proposed future mining operations for the Project.

Currently, baseline data is available for the following subject areas: meteorology and climate, surface water, groundwater, air quality, noise, soils, and flora and fauna. A preliminary desktop study was completed on the social aspects of the Project (Flores Doncel 2022). A preliminary assessment of the potential ML/ARD risk from waste rock was carried out by Vizsla in 2025, with further work planned for 2026.

A geotechnical and hydrogeological investigation was conducted by consultants in 2023-2024 (SRK 2024). The results of this investigation provided preliminary characterization focused on geotechnical and hydrogeological properties of the deposit and production access ramps. Vizsla conducted an additional hydrogeological and geotechnical drilling campaign, in which additional piezometers were installed within the study area. The SRK study and this additional work helped to inform the development of a conceptual hydrogeological model for the site, and later the development of a three-dimensional numerical groundwater model. Interpreted groundwater flow directions were developed from available piezometric data and simulated mine drainage, including predicted mine inflows, for each year of the mine life were predicted based on the groundwater model. Field work is currently ongoing with pumping tests planned to validate numerical modeling predictions.

Panuco Project	Page 22
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

An archaeology release letter from the National Institute of Anthropology and History (INAH) was provided to Vizsla in March 2022 which provided authorization to proceed with the Project as planned, but with notification requirements and also reporting requirements in the event of chance finds of cultural resources.

Currently, the only known environmental liabilities are associated with exploration site activities, access roads, and existing underground workings from former operations. Remediation of surface disturbances will be addressed by means of compliance with applicable Mexican regulatory requirements.

As the Project progresses though the MIA/permitting stages, environmental management and monitoring plans will be required to guide the development and operation of the Project to mitigate and limit environmental impacts. These plans will support the engineered designs that will be required for the storage of tailings, waste rock, mineralized material, and conveyance/storage and processing of these materials.

1.17.2 Permitting Considerations

The Project is currently in the exploration stage and operates under three permits for mine exploration issued in 2020 and 2021, by SEMARNAT. An Informe Preventivo (IP) is in force for the area of the of the Panuco Project that permits drilling and exploration activities.

There are a number of environmental permits required for the operation of the project. Mining regulations are managed at the federal, state and local levels. Application for these permits are currently underway or in preparation. Three major federal permits required by the SEMARNAT prior to construction include the Environmental Impact Assessment, EIA (MIA in Mexico), Land Use Change (CUS), and Risk Analysis (RA). A detailed list and description of required authorizations and permits for the Project are provided in Section 20.4.

The MIA was submitted in Feb 2025. An additional information request was received from SEMARNAT with ongoing review of the MIA underway and to be completed within regulatory timelines. An Environmental Risk Assessment was submitted with the MIA based on the proposed use of hazardous substances (cyanide) is currently under review and evaluation by SEMARNAT. A Land Use Change document is reported to be currently in development with planned submission in early 2026 to allow for the removal of vegetation and soils.

In March 2023 Mexico's federal executive branch presented for the first time a draft bill to amend the four laws governing mining activity in Mexico (the Mining Law, the National Water Law, the General Law of Ecological Balance and Environmental Protection, and the General Law for the Prevention and Comprehensive Management of Waste). The main objective of the reform bill, as set out in the explanatory memorandum, was to "regain state control over the mineral and water resources found in Mexican subsoil, which are the direct domain of the nation." The amendments established by the reforms in question focus and are applicable mainly, although not exclusively, on the process of granting new mining concessions. The potential effect of the amendments on the progress of the project is substantially mitigated when considering that the Project consists entirely of pre-existing concessions. However, it is necessary to closely monitor this situation, specifically the decision of the Supreme Court of the Nation regarding various appeals that are in process.

Panuco Project	Page 23
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1.17.3 Social and Community Considerations

The Panuco Project is in the northwest of the municipality of Concordia, Sinaloa. This region is made up of six rural agrarian centers with large extensions of Common Use Lands and 32 towns. The municipality of Concordia has an estimated population of 24,899 (2020 census) within an area of 2,167 km2. Within the local area of Panuco, there are six agrarian settlements with large areas of Common Use Lands, and within it, there are 32 localities with rural characteristics. The estimated population of this area is 2,400 inhabitants, of which 28% have active agrarian rights (communeros or ejidatarios), and 72% are settlers (without agrarian rights). The total population is distributed across 20 localities, with 12 localities recorded as uninhabited. The Project's positive impact on the community may include employment generation, economic output and incorporation into social security programs. Vizsla will need to establish measures to mitigate negative impacts, especially if they are of concern to the population.

Vizsla reports that it is in the process of establishing guiding principles for community outreach and developing a strategic plan aligned with the organizational philosophy and the objectives of the Project. The implementation of actions must be accompanied by monitoring and measurement to evaluate performance and results. A community engagement plan and management system is in development and will enable relations with the community by controlling social risks and enabling favorable conditions for the development of the Project in the long term. In addition, such an engagement and management system would allow for the orderly development and justify sufficient budgets to allow for meaningful social investment, thereby reducing Project risks and costs due to potential community opposition and contribute to the responsible development of the community in accordance with community needs.

Supporting social activities and recreation for the Ejidos population is a main contribution that the Company has been supporting over the years. The support includes financial resources per request of the people and needed for the festivities and recreational activities that as a society are performed locally.

Vizsla has advanced the discussions with local stakeholders to express the intention of developing a mining project within Common Use Land and ejido property land that would aim to provide socio-economic well-being for the local population. The Company intends to maintain this relationship throughout the Project's lifecycle. Further to this effort, Vizsla has negotiated operating agreements with the five Ejidos in the greater Panuco area (Copala, Panuco, San Miguel del Carrizal, El Habal de Copala, and Platanar de los Ontiveros). The operating agreements cover exploration, construction, operation, and closure phases for a 30-year period.

1.17.4 Closure and Reclamation Planning

In accordance with the general work schedule of the Panuco Project, the abandonment phase will commence after Year 11 from the start of operations, after which the approved Closure and Reclamation Plan will be implemented. A conceptual closure plan was prepared in general accordance with applicable Mexican standards. Under Mexican law, mining may be initiated under a conceptual closure plan with a Detailed Closure Plan being developed later in the Project life.

The conceptual closure plan incorporates data from the FS and environmental baseline studies, environmental impact assessments (MIAs), laboratory test results, and environmental permit conditions provided by Vizsla Silver. It outlines general guidelines for closure and post-closure rehabilitation of areas affected by mining components described in this report.

Panuco Project	Page 24
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Ausenco prepared a conceptual closure and post-closure cost estimate for the planned operation, using a combination of information derived from the FS, existing landforms, design information from the TSF, WRSF, pre-stockpile and components included for the project, a database of costs from national contractors working on similar projects and assumptions derived from Ausenco's experience in mine closure. The cost for the Closure and Post-Closure Plan is provided in Section 21.2.8. Closure costs are assumed to be incurred over a period of approximately eleven years, following cessation of production and a subsequent period of five years of monitoring.

1.18 Capital and Operating Cost Estimates

1.18.1 Capital Cost Estimate

The capital costs provided in this FS are reported in United States Dollars (US$) with no allowance for escalation or exchange rate fluctuations. The capital cost estimate conforms to Class 3 guidelines of the Association for the Advancement of Cost Engineering International (AACE International) with an estimated accuracy of ±15%. The capital cost estimate was developed in Q3 2025 dollars based on budgetary quotations for equipment and construction contracts, as well as in-house database of projects and advanced studies including experience from similar operations.

The total initial capital cost for the Panuco Project is US$238.7 million; expansion capital cost is US$15.4 million and life of mine (LOM) sustaining cost excluding financing and closure cost of US$37.5 million is US$287.3 million. The capital cost summary is presented below in Table 1-5.

Table 1-5: Capital Costs Summary

WBS	WBS Description	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)	Total Cost (US$M)
1000	Mining	60.2	259.1	0.6	319.9
2000	Process Plant	63.9	0.0	8.8	72.6
3000	Additional Process Facilities	18.7	25.0	1.1	44.9
4000	On-Site Infrastructure	32.8	0.2	1.7	34.7
5000	Off-Site Infrastructure	1.1	-	-	1.1
Total Directs		176.7	284.4	12.2	473.4
6000	Project Indirect	8.1	-	-	8.1
7000	Project Delivery	19.7	-	1.6	21.3
Total Indirect		27.8	-	1.6	29.4
8000	Owner's Cost	10.1	-	-	10.1
9000	Provisions (Contingency incl. closure)	24.0	2.9	1.5	28.5
Project Totals		238.7	287.3	15.4	541.3

Note: Total may not add up due to rounding.

Panuco Project	Page 25
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1.18.2 Operating Cost Estimate

The costs considered on-site operating costs are those related to mining, processing, tailings handling, maintenance, power and general and administrative activities.

A summary of the operating costs is presented below in Table 1-6.

The average operating cost is US$85.11/t processed, including an annual General and Administration (G&A) cost of US$9.4 million.

Table 1-6: Average LOM Operating Costs

Cost Area	Average Annual Costs (US$M)	US$/t Processed
Mining	71.9	53.31
Process	33.5	24.84
G&A	9.4	6.96
Total	114.9	85.11

Note: Total may not add up due to rounding.

1.19 Economic Analysis

The economic analysis was performed assuming a 5% discount rate. The pre-tax Net Present Value (NPV) discounted at 5% is US$2,842 million; the IRR is 159.3%, and payback period is 0.4 years. On a post-tax basis, the NPV discounted at 5% is US$1,802 million, the IRR is 111.1%, and the payback period is 0.6 years. A summary of project economics is shown in Table 1-7. The cashflow output is shown graphically in Figure 1-3.

Table 1-7: Economic Analysis Summary

Description	Unit	Life-of-Mine Total / Average
General
Discount Rate	%	5.0
Silver Price	US$/oz	35.50
Gold Price	US$/oz	3,100
Production
Total Processed Feed	kt	12,809
Total Waste	kt	6,284
Head Grade - Ag	g/t	249
Head Grade - Au	g/t	2.01
Recovery Rate - Ag to doré	%	92.3%
Recovery Rate - Au to doré	%	93.8%
Total Metal Payable - Ag	koz	94,725

Panuco Project	Page 26
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Description	Unit	Life-of-Mine Total / Average
Total Metal Payable - Au	koz	776
Average Annual Payable Production - Ag	koz/a	10,130
Average Annual Payable Production - Au	koz/a	83
Average Annual Payable Production - AgEq	koz/a	17,382
Average Annual Payable Production (Yrs 1-5) - AgEq	koz/a	20,278
Operating Costs
Mining Cost	US$/t processed	53.31
Processing Cost (incl. TSF)	US$/t processed	24.84
Site G&A Costs	US$/t processed	6.96
Total Operating Costs	US$/t processed	85.11
Cash Costs and All-in Sustaining Costs (Co-Product Basis)
Cash Cost[1]	US$/oz AgEq	8.56
All-in Sustaining Cost[2]	US$/oz AgEq	10.61
Capital Expenditures
Initial Capital	US$M	239
Preproduction Revenue[3]	US$M	-128
Preproduction Costs[4]	US$M	62
Initial Costs (Initial Capital + Preproduction Revenue & Costs)	US$M	173
Expansion Capital	US$M	15
Sustaining Capital (excl. Closure Costs and Salvage Value)	US$M	287
Closure Costs	US$M	38
Salvage Value	US$M	-10
Economics
Pre-tax NPV (5%)	US$M	2,842
Pre-tax IRR	%	159.3
Pre-tax Payback	years	0.4
Post-tax NPV (5%)	US$M	1,802
Post-tax IRR	%	111.1
Post-tax Payback	years	0.6
Post-Tax NPV/Initial Capital	-	7.5

Notes:

1. Total cash costs consist of operating cash costs plus royalties and offsite (refining & transport) charges.

2. AISC consists of total cash costs plus sustaining capital, and closure costs as defined by the World Gold Council.

3. Preproduction revenue includes revenue until the start of commercial production which is defined as 60 days after mill start.

4. Preproduction costs include: mining, processing and G&A operating costs, offsite charges, and royalties, until the start of commercial production, which is defined as 60 days after mill start.

Panuco Project	Page 27
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 1-3: Project Post-Tax Unlevered Cashflow

Source: Ausenco, 2025.

1.19.1 Sensitivity Analysis

A sensitivity analysis was conducted on the base case NPV and IRR of the project using the following variables: discount rate, head grade, recovery, total operating cost, initial capital cost, as well as silver and gold prices, which were encompassed in a single variable, metal price. As illustrated in Figure 1-4, the sensitivity analysis revealed that the project is most sensitive to changes in head grade and metal price. The inflection points for the recovery series in Figure 1-4 represents the point where recovery values reach 100%.

Panuco Project	Page 28
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 1-4: Post-Tax NPV and IRR Sensitivity Results

Source: Ausenco, 2025. Note: Series lines for metal price and head grade overlap on the above figures.

Panuco Project	Page 29
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

1.20 Interpretations and Conclusions

The exploration programs completed to date are appropriate for the style of the deposits in the Panuco Project area.

Sampling methods are acceptable for Mineral Resource and Mineral Reserve estimation. The Mineral Reserve and Mineral Resource estimations for the Panuco Project both conform to the industry accepted practices.

Mining activity commences in advance of the process plant achieveing commercial produtction and includes the placement of material into stockpiles. The mine schedule plans to deliver 12.8 Mt of mill feed grading 249 g/t Ag and 2.01 g/t Au over a mine life of 9.4 years. Waste tonnage totalling 6.28 Mt will be delivered to the waste rock storage facility or used as cemeted rock fill underground.

The process plant flowsheet designs were based on testwork results and industry standard practices. The flowsheet was developed for optimum recovery while minimizing capital expendicture and life of mine operating costs.

Based on the assumptions and parameters presented in this report, the Panuco Feasibility Study shows positive economics (i.e. $1,802 million post tax NPV (5%) and 111 % post tax IRR). The feasibility study supports a decision to carry out additional detailed studies.

1.21 Recommendations

The Panuco Project demonstrates positive economics, as shown by the results presented in this technical report.

It is recommended to continue advance the Project into a Front-End Engineering Design (FEED) phase, followed by execution. The recommended work program to advance into execution includes the execution of an EPCM contract and commencement of detailed engineering design. During the FEED phase, includes additional drilling to convert inferred resources to indicated resources, metallurgical work and trade-off studies to further improve the process plant design, additional geotechnical drilling to improve the mine plan, further work to characterise the water management and tailings storage facility and expansion and ongoing data collection of environmental data for future permitting.

Table 1-8 summarised the estimated cost for the recommended future work on the Panuco Project.

Table 1-8: Cost Summary for the Recommended Future Work

Program Component	Estimated Total Cost (US$M)
Exploration and Drilling	2.00
Metallurgical Test work	0.35
Mining & Geotechnical Studies, including backfilling	0.85
Process and Infrastructure Engineering	0.35
Site Geotechnical Field and Laboratory Program	0.76
Tailings Storage Facility	0.67
Paste Plant and Underground Distribution Design	0.60
Surface Water Management	0.30
Hydrogeology	0.95
Environmental Studies	0.34
Total	7.17

Note: Totals may not sum due to rounding.

Panuco Project	Page 30
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

2 INTRODUCTION

2.1 Introduction

Vizsla Silver Corp. ("Vizsla" or the "Company") commissioned Ausenco Engineering Canada ULC and Ausenco Sustainability ULC (collectively "Ausenco) to compile a Feasibility Study (FS) for the Panuco Project (the "Property" or the "Project"). The FS was prepared in accordance with the Canadian disclosure requirements of National Instrument 43-101 - Standards and Disclosure for Mineral Projects (NI 43-101) and the requirements of Form 43-101 F1.

The responsibilities of the engineering companies contracted by Vizsla to prepare this technical report are as follows:

  Ausenco managed and coordinated the work related to the technical report, developed a FS-level design, capital and operating cost estimates for the process plant, tailings storage facility, and general site infrastructure. Ausenco also undertook the review of the environment and permitting studies and completed the economic analysis.

  SGS Canada Inc, - Geological Services (SGS) prepared the mineral resource estimate (MRE) for the Project and completed the work related to the geological setting, deposit type, drilling, exploration works, sample preparation and analysis and data verification.

  Mining Plus Canada Consulting Ltd. (Mining Plus), as a key subconsultant to Ausenco, designed the underground mining, mine production schedule, mining related infrastructure and provided the mining capital and operating costs. In addition, Mining Plus completed the underground mining geotechnical engineering analysis.

2.2 Terms of Reference

The purpose of this technical report is to present the results of the FS and to support the Vizsla disclosure in a news release dated November 12, 2025, titled "Vizsla Silver Delivers Positive Feasibility Study for The Panuco Project: After-Tax NPV (5%) of US$1,802 million, After-Tax IRR of 111%, Initial Costs of US$173 million, Average Annual Production of 17.4 million oz AgEq at AISC of US$10.61 per oz AgEq."

All measure units used in this technical report are metric unless otherwise noted and currency is expressed in United States Dollars (US$). This technical report uses Canadian English.

Mineral Resources are estimated in accordance with the 2019 edition of the Canadian Institute of Mining, Metallurgy and Exploration (CIM) Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019 CIM Best Practice Guidelines) and are reported using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves (2014 CIM Definition Standards).

2.3 Qualified Persons

The Qualified Persons for the report are listed in Table 2-1. By virtue of their education, experience and professional association membership, they are considered Qualified Person as defined by NI 43-101.

Panuco Project	Page 31
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 2-1: Report Contributors

Qualified Person	Professional Designation	Position	Employer	Independent of Vizsla
Kevin Murray	P.Eng	Principal Process Engineer	Ausenco Engineering Canada ULC	Yes
James Millard	P.Geo.	Director, Strategic Projects	Ausenco Sustainability ULC	Yes
Scott Elfen	P.E.	Global Lead Geotechnical and Civil Services	Ausenco Engineering Canada ULC	Yes
Jonathan Cooper	P. Eng	Team Lead - Water Resources	Ausenco Sustainability ULC	Yes
Neil Robinson	P. Eng	Senior Hydrogeologist	Ausenco Sustainability ULC	Yes
Grahame Binks	MAusIMM (CP)	Director, Technical Services QLD	Ausenco Services Pty Ltd	Yes
Allan Armitage	P. Geo.	Technical Manager and Senior Resource Geologist	SGS Canada Inc. - Geological services	Yes
Ben Eggers	P. Geo.	Senior Geologist	SGS Canada Inc. - Geological services	Yes
Jason Blais	P. Eng.	Principal Consultant	Mining Plus Canada Consulting Ltd	Yes
Cale DuBois	M.A.Sc., P.Eng.	Principal Mining Engineer (Geotechnical)	Mining Plus Canada Consulting Ltd	Yes

2.4 Site Visits and Scope of Personal Inspection

2.4.1 Site Inspection by Jason Blais, P.Eng.

The Panuco Project property was visited by Jason Blais on June 17 and 18, 2025 and he conducted personal inspection of the project site including:

  inspection of drilling core to assess rock mass characteristics and mineralization type.

  inspection of the in-progress Geotech drilling program to assess set-up conditions and logging procedures.

  inspection of the Test Mine underground development to assess rock mass characteristics and progress by the development contractor.

  inspection of project site to assess accessibility, topography, available infrastructure and proximity to towns and roads.

  review of site conditions and locations for planned mining infrastructure including, portal locations, vent and egress raise, stockpiles, waste rock storage facilities, tailings storage facility; and

  review of local geology and environmental aspects.

2.4.2 Site Inspection by Cale DuBois, M.A.Sc. P.Eng.

The Panuco Project property was visited by Cale DuBois on June 16th, 17th and 18th, 2025 and he conducted personal inspection of the project site including:

Panuco Project	Page 32
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Audit and inspection of the Test Mine box cut and portal development.

  Inspection of the temporary surface waste rock dump.

  Audit of the Concordia core logging facility, including geotechnical logging, laboratory test sampling, oriented core structural assessments and core photo setup.

  Inspection of the planned Napoleon box cut area.

  Audit and inspection of the Hydracore #1 and Mancore #1 and #2 drill rig setups including core logging setup, communications and safety; and

  Inspection of the Copala South exhaust air raise (EAR) planned site.

2.4.3 Site Inspection by Allan Armitage, P.Geo.

The Panuco Project property was visited by Allan Armitage on May 29, 2023, November 6 to November 8, 2023, and May 23, 2024, for the purpose of:

  Inspection of selected drill sites and outcrops to review the drill and local geology.

  Inspection of the drill core logging, processing and storage facility.

  Review of current core sampling, QA/QC and core security procedures; and

  Inspection of drill core, drill logs, and assay certificates to validate sampling, confirm the presence of mineralization and witness half-core samples, and review of the local geology.

2.4.4 Site Inspection by Scott Elfen, P.E.

The Panuco Project property was visited by Scott Elfen on August 15, 2024, and June 18 and 19, 2025, and he conducted an inspection of the project site, including:

  Inspection of the project site access, topography, surface geotechnical conditions, and proximity to towns and roads.

  Inspection of the plant process, waste rock storage facility, and tailings storage facility geotechnical surface conditions; and

  Inspected the town of Chupaderos related to potential impacts as part of the dam break analysis being performed.

2.5 Effective Dates

The effective date of the Mineral Resource Estimate (MRE) is September 9, 2024.

The effective date of the Mineral Reserve Estimate (MRE) is November 4, 2025.

The overall effective date of the technical report is November 4, 2025.

Panuco Project	Page 33
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

2.6 Information Sources and References

The documents listed in Section 3 and Section 27 were used to support preparation of the technical report. The authors are not experts with respect to legal, socio-economic, land title or political issues and are therefore not qualified to comment on issues related to the status of permitting, legal agreements and royalties. The sources of information supplied by Vizsla include historical data and reports compiled by previous consultants and researchers of the project, as well as other documents cited throughout the technical report and referenced in Section 27. The QPs have relied on Vizsla's internal experts and legal counsel for details regarding project history and information related to ownership. The QPs have fully relied upon information supplied from Vizsla Silver and reviewed by third-party tax experts regarding the taxation calculations (including royalties and other government levies) used in the economic analysis. This information was relied upon in Sections, 1.15, 22 and 25.14. The QPs used their experience to determine if the information from previous reports was suitable for inclusion in this technical report and adjusted information that required amending. This report includes technical information that required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the QPs do not consider them to be material.

2.6.1 Previous Technical Reports

  Armitage, A., Eggers, B., Gouin, H., Mehrfert, P., Millard, J., Elfen, S., and Cooper, J. (2025). Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, Effective date: September 9, 2024, Report date: February 20, 2025, prepared for Vizsla Silver Corp.

  Armitage, A., Eggers, B., Mehrfert, P., Mendoza, R., Millard, J., Elfen, S., and Cooper, J. (2024). NI 43-101 Technical Report and Preliminary Economic Assessment for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, Effective date: July 24, 2024, Report date: August 23, 2024, prepared for Vizsla Silver Corp.

  Armitage, A., Eggers, B., and Mehrfert, P. (2024). Technical Report and Updated MRE for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, Effective Date September 1, 2023, Report Date February 12, 2024, prepared for Vizsla Silver Corp.

  Armitage, A., Eggers, B., and Camus, Y. (2023). Technical Report and Updated MRE for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, Effective Date January 19, 2023, Report date March 10, 2023, prepared for Vizsla Silver Corp.

  Maunula, T., Murray, K. (2022). Technical Report and MRE for the Panuco Project Concordia, Sinaloa, Mexico, Effective Date March 1, 2022, Report Date April 7, 2022, prepared for Vizsla Silver Corp.

  Harris, S. (2020). Technical Report for the Panuco Silver-Gold Project Concordia, Sinaloa, Mexico, Effective Date June 15, 2020, Report Date June 15, 2020, prepared for Vizsla Resources Corp.

  Robinson, M. (2019). Technical Report on the Panuco-Copala Project Concordia, Sinaloa, Mexico, Effective Date October 22, 2019, Report Date November 6, 2019, prepared for Vizsla Resources Corp.

Panuco Project	Page 34
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

2.7 Currency, Units, Abbreviations and Definitions

All units of measurement in this report are metric, and all currencies are expressed in United States dollars (symbol: US$ or currency: USD) unless otherwise stated. Contained silver and gold metal is expressed as troy ounces (oz), where 1 oz = 31.1035 g. All material tonnes are expressed as dry tonnes (t) unless stated otherwise. A list of abbreviations and acronyms is provided in Table 2-2, and units of measurement are listed in Table 2-3.

Table 2-2: Abbreviations and Acronyms

Abbreviation	Description
3D	three-dimensional
AA	atomic absorption spectroscopy
AACE	Association for the Advancement of Cost Engineering
ABA	Acid-base accounting
Ag	silver
AgEq	silver equivalent
ANP	Natural Protected Areas (Áreas Naturales Protegidas)
Ar	Argon
ARD	acid rock drainage
AS	analytical signal
As	arsenic
ATV	acoustic televiewer
Au	gold
AuEq	gold equivalent
Ba	barium
BC	British Columbia
BEM	boundary element
BMWi	Ball mills work index
BTS	Brazilian Disc Tensile Strength
CAD:USD	exchange rate between the Canadian dollar and the U.S. dollar
CCD	counter-current decantation
CFE	Federal Commission of Electricity (Comisión Federal de Electricidad)
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIM Definition Standards	CIM Definition Standards for Mineral Resources and Mineral Reserves 2014
CN	cyanide
CNA	National Water Commission (Comisión Nacional del Agua)
COC	Chain of custody
COV	cut-off values
CRM	Mineral Resources Council (Consejo de Recursos Minerales)
Cu	Copper
CUS	Land Use Change
CVAVR%	average coefficient of variation
DAF	drift-and-fill
DAM	Digital Asset Management

Panuco Project	Page 35
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Abbreviation	Description
DCF	discounted cash flow
DL	detection limit
EEP	Engineering Execution Plan
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
ELOS	planned dilution and unplanned rock dilution
EM	electromagnetic
EMA	Mexican Accreditation Entity
EPCM	Engineering, Procurement, Project Management
F	fluorine
FAR	Fresh Air Raises
FLEM	Fixed Loop Electromagnetic surveys
FoS	Factor of Safety
FS	feasibility study
FW	footwall
G&A	general and administration
GGBFS	granulated iron blast furnace slag
GISTM	Global Industry Standard on Tailings Management
GUL	General use limestone
HEC-HMS	Hydrologic Engineering Centre Hydrologic Modeling System
HID	Digital Hollow inclusion Cell
Hg	mercury
HW	hanging wall
ICP	Inductively Coupled Plasma
ICP-OES	Inductively Coupled Plasma - Optical Emission Spectrometry
ID2	inverse distance squared
ID3	inverse distance cubed
IEC	International Electrotechnical Commission
INAH	National Institute of Anthropology and History
Incl.	include
ICP	inductively coupled plasma
IOCG	iron oxide copper gold
IP	induced polarization
IRGS	intrusion-related gold system
IRR	internal rate of return
ISO	International Organization for Standardization
Jn	Joint Number
K	potassium
K/Ar	potassium/argon
LEGEEPA	General Law of Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Proteccion al Ambiente)
LHS	Long hole stoping

Panuco Project	Page 36
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Abbreviation	Description
LiDAR	Light Detection and Ranging
LIP	Large Igneous Province
LOM	Life of mine
LVC	Lower Volcanic Complex
MAP	mean annual precipitation
MC	master composite
MIA	Environmental Impact Statement (Manifiesto de Impacto Ambiental)
MIBC	Methyl isobutyl carbinol
Mn	manganese
MPBX	Multi-point Borehole Extensometers
MRE	Mineral Resource Estimate
MRP	Minera Rio Panuco
NaCl	sodium chloride
NAG	Non-acid generating
NML	Non-Metal Leaching
NOM	Mexican Official Standards
NPAG	non-potentially acid generating
OTV	optical televiewer
PAG	potentially acid generating
PAX	potassium amyl xanthate
PLT	Point Load Testing
QA/QC	Quality Assurance/Quality Control
RA	Risk Analysis
RAR	Return Air Raise
RQD	Rock Quality Designation
RMR	Rock Mass Rating
SEDENA	Secretariat of National Defense, Mexico
SD	Standard deviation
SDS	safety data sheet
SHA	Site-Specific Seismic Hazard Assessment
SIPX	sodium isopropyl xanthate
SMO	Sierra Madre Occidental
SO	Deswik Stope Optimizer®
SRF	Stress reduction factor
TCS	Triaxial Compressive Strength
TSF	Tailings Storage Facility
TSS	total suspended solids
UCS	Uniaxial Compressive Strength
UG	underground
UVS	Upper Volcanic Supergroup
VDDR	Vendor Data and Document Requirements
VWP	vibrating wire multilevel piezometers
WRSF	Waste Rock Storage Facility

Panuco Project	Page 37
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 2-3: Units of Measurement

Abbreviation	Description
%	percent
% solids	percent solids by weight
CAD	Canadian dollar (currency)
C$	Canadian dollar (as symbol)
$/t	dollars per tonne
°	angular degree
°C	degree Celsius
μm	micron (micrometer)
cm	centimeter
cm3	cubic centimeter
CVAVR%	Average Coefficient of Variation
ft	foot (12 inches)
g	gram
g/cm3	gram per cubic centimeter
g/L	gram per liter
g/t	gram per tonne
h	hour (60 minutes)
ha	hectare
kg	kilogram
kg/t	kilogram per tonne
km	kilometer
km2	square kilometer
kV	kilovolts
kW	kilowatt
kWh/t	kilowatt-hour per tonne
L	liter
lb	pound
m, m2, m3	meter, square meter, cubic meter
MX$	Mexican pesos (as symbol)
MXN	Mexican pesos (currency)
M	million
Ma	million years (annum)
masl	meters above mean sea level
mm	millimeter
Moz	million (troy) ounces
Mt	million tonnes
MW	megawatt

Panuco Project	Page 38
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Abbreviation	Description
oz	troy ounce
oz/t	ounce (troy) per tonne
oz/ton	ounce (troy) per short ton (2,000 lbs)
ppb	parts per billion
ppm	parts per million
t	tonne (metric ton ) (1,000 kg)
ton	short ton (2,000 lbs)
t/d	tonnes per day
USD	US dollars (currency)
US$	US dollar (as symbol)

Panuco Project	Page 39
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

3 RELIANCE ON OTHER EXPERTS

3.1 Property Ownership

Final verification of information concerning Property status and ownership, which are presented in Section 4 below, have been provided to the Author by Jesus Valador for Vizsla, by way of E-mail titled "RE: [EXTERNAL] RE: Panuco FS - Section 4 Updates" on September 9, 2025. The Author only reviewed the land tenure in a preliminary fashion and has not independently verified the legal status or ownership of the Property or any underlying agreements or obligations attached to ownership of the Property. However, the Author has no reason to doubt that the title situation is other than what is presented in this technical report (Section 4). The Author is not qualified to express any legal opinion with respect to Property titles or current ownership.

3.2 Environmental, Permitting, Closure, and Social and Community Impacts

The QPs have fully relied upon information supplied by Vizsla and experts retained by Vizsla. For information related to environment, permitting, closure planning and related cost estimation and social and community impacts as follows:

  Minera Canaam, S.A. de C.V. (2025). Environmental Impact Study, Napoleon Project. Submitted by Vizsla to SEMARNAT, February 2025.

  Data Mexico. (2024). Sinaloa: Economy, employment, equity, quality of life, education, health and public safety. Available: https://www.economia.gob.mx/datamexico/en/profile/geo/sinaloa (Accessed July 2024).

  Geoinformation Portal (2024). Geoportal of the National Biodiversity Information System [16,861]. Available: http://www.conabio.gob.mx/informacion/gis/ (Accessed July 2024).

  PueblosAmerica.com. (2024). Pánuco (Sinaloa) Concordia. Available: https://en.mexico.pueblosamerica.com/i/ panuco-2/ (Accessed July 2024).

  Vizsla Silver Corp. (2024). Maps & Figures. Available: https://vizslasilvercorp.com/projects/panuco-project/maps-figures/ (Accessed July 2024).

  INEGI (2020). Instituto Nacional de Estadística y Geografía. Available: https://www.inegi.org.mx/ (Accessed July 2024).

  Flores Doncel Consultores, SC (2022). Estudio de Línea Báse (Baseline Study). Prepared for Vizsla Silver Corp.

  Flores Doncel Y Muniz Consultores, SC (December 2022). Evaluación de Impacto Social, Proyecto de Exploración Minera Pánuco, Concordia. Social Impact Assessment, Exploration Project Minera Panuco, Concordia). Prepared for Vizsla Silver Corp.

  Consultores Interdisciplinarios En Medio Ambiente S.C. (CIMA). (October 2020). Manifestación de Impacto Ambiental Modalidad Particular Proyecto "Exploración Panuco-Copala" (Environmental Impact Statement Specific Modality "Panuco-Copala Exploration" Project). Prepared for Vizsla Silver Corp.

Panuco Project	Page 40
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  WSP Golder, (mayo 2022). Resultados de la Primera Campaña de Muestreos de Línea Base Ambiental, Proyecto Panuco (Results of the First Environmental Baseline Sampling Campaign, Panuco Project). Prepared for Minera CANAM, S.A. de C.V.

  WSP Golder, (September 2022). Resultados de la Segunda Campaña de Muestreos de Línea Base Ambiental, Proyecto Panuco (Results of the Second Environmental Studies Baseline Sampling Campaign, Panuco Project). Prepared for Minera CANAM, S.A. de C.V.

  WSP Golder, (February 2023). Proyecto Panuco - Tercer Campaña de Muestreo (Panuco Project - Third Sampling Campaign). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V.

  WSP Golder, (February 2023). Proyecto Panuco - Cuarta Campana de Muestreo (Panuco Project - Fourth Sampling Campaign). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V.

  WSP Golder, (June 2023). Memorando Técnico 5TA Ronda de Muestreos de Estudios de Linea Base Ambiental Proyecto Panuco (Technical Memorandum 5th Round of Sampling for Environmental Baseline Studies Panuco Project). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V.

  WSP Golder, (March 2024). Memorando Técnico 6° Ronda de Muestreos de Estudios de Linea Base Ambiental Proyecto Panuco (Technical Memorandum 6th Round of Sampling for Environmental Baseline Studies Panuco Project). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V.

  WSP Golder, (March 2024). Memorando Técnico 6° Ronda de Muestreos de Flora y Fauna, Estúdios de Linea Basea Ambiental Proyecto Panuco (Technical Memorandum 6th Round of Flora and Fauna Master Plans, Environmental Baseline Studies, Panuco Project). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V.

This information was relied upon in Section 1.13, 20 and 25.11.

Panuco Project	Page 41
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

4 PROPERTY DESCRIPTION AND LOCATION

4.1 Introduction

The Panuco Project is located in the Panuco-Copala mining district, within the municipality of Concordia in southern Sinaloa, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project is centered at 23⁰ 25' north latitude and 105⁰ 56' west longitude on map sheet F13A-37. The Project location is shown in Figure 4-1.

4.2 Land Tenure and Mining Concessions

The Project comprises 125 approved mining concessions, covering a total area of 28,766.282 ha, and two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla. The mineral concessions are presented in Figure 4-2 and Table 4-1. The concessions are valid for 50 years, except San Carlos that was originally granted for 100 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. All claims are in good standing, and all property tax payments have been completed up to the effective date of the report.

Panuco Project	Page 42
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 4-1: Property Location Map

San Dimas
PANUCO PROJECT
Mazatlan
MEXICO
MEXICO
PANUCO PROJECT
SAN ENRIQUE PROJECT
SANTA FE PROJECT
Concordia
Mazatlan
Villa Union
PACIFIC OCEAN
El Rosario
0
5
10 km
LEGEND
Property Boundary
Highway
Railway
Powerline

Source: Vizsla, 2025.

Panuco Project	Page 43
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 4-2: Mining Concessions (WGS 84 UTM Zone 13N)

Source: Vizsla, 2025.

Panuco Project	Page 44
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 4-1: Property Mineral Concessions Held 100% by Vizsla

Title Name	Title Number	Issue Date	Expiry Date	Area (Ha)
San Carlos*	151204	26-Mar-69	25-Mar-69	98
Amp. a la Casualidad*	153220	30-Jul-20	29-Jul-70	14
La Esmeralda*	158378	29-Mar-23	28-Mar-73	2.9728
Mazatlan*	158416	30-Mar-23	29-Mar-73	23.7804
Clemens*	165452	18-Oct-79	17-Oct-29	11.6195
Nuevo Refugio III*	187494	05-Jul-90	04-Jul-40	171.3344
Amp. de San Carlos*	189601	05-Dec-90	04-Dec-40	62.2643
Cordon del Oro*	191792	19-Dec-91	18-Dec-41	100
Nuevo Refugio II*	192134	19-Dec-91	18-Dec-41	49.7339
Nuevo Refugio IV*	195406	14-Sep-92	13-Sep-42	33
Liliana*	203370	19-Jul-96	18-Jul-46	12.7018
Laura*	205215	08-Jul-97	07-Jul-47	28
San Carlos Dos*	212112	29-Aug-00	30-Aug-50	16
Ampl. Cordon del Oro*	218164	11-Oct-02	10-Oct-52	117.631
Nuevo Refugio I*	220409	25-Jul-03	24-Jul-53	110.5006
Nueva Argentita*	221598	04-Mar-04	03-Mar-54	32.8499
Nueva Argentita Fracc. I*	221599	04-Mar-04	03-Mar-54	5.2532
Cordon del Oro Sur*	221995	27-Apr-04	26-Apr-54	96
San Carlos Tres*	221994	27-Apr-04	26-Apr-54	7.3847
Nueva Sierrita*	223402	10-Dec-04	09-Dec-54	96.3188
Nuevo Remedios*	223419	14-Dec-04	13-Dec-54	38.2786
La Olvidada*	223599	21-Jan-05	20-Jan-55	0.6176
Nuevo Remedios Fracc. 1*	223600	21-Jan-05	20-Jan-55	0.7091
Nuevo Remedios Fracc. 2*	223601	21-Jan-05	20-Jan-55	0.2533
Nuevo Remedios Fracc. 3*	223602	21-Jan-05	20-Jan-55	0.0667
El Trece Sur*	223675	2-Feb-05	01-Feb-55	330
Ampl. La Reforma*	211301	28-Apr-00	27-Apr-50	43.8826
Fracc. Ampl. La Reforma*	211302	28-Apr-00	27-Apr-50	13.3141
La Providencia*	213860	02-Jul-01	02-Jul-51	112.2468
Dos en Uno*	214169	09-Aug-01	09-Aug-51	43.1376
Dos en Uno Fraccion*	214170	09-Jul-01	09-Aug-51	94.8158
La Esperanza*	214099	09-Aug-01	09-Aug-51	42.6467
La Sencilla*	215960	01-Apr-02	01-Apr-52	80.723
San Jose de la Plata*	220134	12-Jun-03	11-Jun-53	701.4589
San Jose del Refugio*	220676	12-Sep-03	11-Sep-53	146.0569
La Fortuna*	223005	30-Sep-04	29-Sep-54	288.4859

Panuco Project	Page 45
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Title Name	Title Number	Issue Date	Expiry Date	Area (Ha)
El Brillante*	225120	22-Jul-05	21-Jul-55	9.9325
El Brillante Fracc. 1	225121	22-Jul-05	21-Jul-55	0.3259
3 en 1*	225149	26-Jul-05	25-Jul-55	9.677
3 en 1 Fracc. 1*	225150	26-Jul-05	25-Jul-55	12.2476
3 en 1 Fracc. 2*	225151	26-Jul-05	25-Jul-55	0.0786
3 en 1 Fracc. 3*	225152	26-Jul-05	25-Jul-55	2.735
Santa Rosa*	225353	24-Aug-05	23-Aug-55	33.6247
El Encino*	226404	13-Jan-06	12-Jan-56	14.0066
El Encino Fracc. 1*	226405	13-Jan-06	12-Jan-56	0.9327
Sta. Angela*	228412	10-Nov-06	09-Nov-56	50
Nueva Argentita Fracc. II*	228634	15-Dec-06	14-Dec-56	0.5647
El Coco	231563	07-Mar-08	06-Mar-58	354.9912
El Trece*	232588	10-Sep-08	09-Sep-58	265.9922
Carlos IV*	232777	21-Oct-08	20-Oct-58	11.3962
La Guasima	234647	24-Jul-09	23-Jul-59	24.3958
Unificacion Refugio*	224409	4-May-05	3-May-55	39.9221
Guayanera*	224507	17-May-05	16-May-55	19.3092
Nueva Reforma*	225075	12-Jul-05	11-Jul-55	18.9332
La Guasimita*	236389	18-Jun-10	17-Oct-60	16.9601
Purpura	236551	09-Jul-10	08-Jul-60	0.6882
Purpura Fraccion II	236553	09-Jul-10	08-Jul-60	0.1966
Purpura Fraccion I	236552	09-Jul-10	08-Jul-60	0.5832
El Tesoro	237106	29-Oct-10	28-Oct-60	6.5443
Ariana	241544	19-Dec-12	18-Dec-62	5.0017
Minillas*	242946	02-Apr-14	01-Apr-64	86.7828
Panuco Num. Dos	172867	29-Jun-84	28-Jun-34	71.9225
Panuco Numero Tres	172852	29-Jun-84	28-Jun-34	99.861
Panuco No. 4	172844	29-Jun-84	28-Jun-34	90.6725
Panuco No. 5	172841	29-Jun-84	28-Jun-34	100
Panuco Seis	172866	29-Jun-84	28-Jun-34	20
San Jose de Panuco	172847	29-Jun-84	28-Jun-34	77
Nueva Sorpresa	172846	29-Jun-84	28-Jun-34	14
El Siglo	172848	29-Jun-84	28-Jun-34	16
Nueva Constancia	172850	29-Jun-84	28-Jun-34	47.8548
San Francisco	172853	29-Jun-84	28-Jun-34	40
San Jorge	172868	29-Jun-84	28-Jun-34	84
Nueva Luisa	172845	29-Jun-84	28-Jun-34	50

Panuco Project	Page 46
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Title Name	Title Number	Issue Date	Expiry Date	Area (Ha)
La Bomba	172842	29-Jun-84	28-Jun-34	8
Luz	209797	09-Aug-99	08-Aug-49	19.9682
La Angelita	172869	29-Jun-84	28-Jun-34	1.5
Patricia	172872	29-Jun-84	28-Jun-34	28.1437
Alma Rosa	172873	29-Jun-84	28-Jun-34	13.6864
Santa Elena lll	172851	29-Jun-84	28-Jun-34	9
Los Remedios	172843	29-Jun-84	28-Jun-34	30
Montana 3	172870	29-Jun-84	28-Jun-34	28.5563
Montana 4	180372	24-Mar-87	24-Mar-37	9.172
Montana 5	172876	29-Jun-84	28-Jun-34	0.4159
Montana 6	172875	29-Jun-84	28-Jun-34	3.786
Montana 7	172871	29-Jun-84	28-Jun-34	10.0165
La Galeana	218529	05-Nov-02	04-Nov-52	20
La Galeana lV	236390	18-Jun-10	17-Jun-60	27.3181
La Fortuna	221292	20-Jan-04	19-Jan-54	26.1068
La Fortuna Fraccion	221293	20-Jan-04	19-Jan-54	1.9765
San Dimas ll	217636	06-Aug-02	05-Aug-52	80
El Nacaral	157062	21-Jun-22	20-Jun-72	20
Diego	238129	29-Jul-11	28-Jul-61	9
El Mojocuan 2	240508	12-Jun-12	11-Jun-62	19.6224
Nueva Santa Rosa	165454	18-Oct-79	17-Oct-29	37.8867
Oro Fino	165455	18-Oct-79	19-Oct-29	8
Sandra	209591	03-Aug-99	02-Aug-49	23.4924
Diego l	246778	23-Nov-18	22-Nov-68	19.5869
Los Cristos	243378	12-Sep-14	11-Sep-64	11.424
La Galeana ll	229457	24-Apr-07	23-Apr-57	41.935
Napoleon	172874	29-Jun-84	28-Jun-84	6
Nuevo San Dimas	193647	19-Dec-91	18-Dec-41	11
Constancia Dos	172849	29-Jun-84	28-Jun-34	22.014
Constancia Uno	183577	17-Nov-88	16-Nov-38	12.234
Mojocuan 22	222623	30-Jun-04	30-Jun-54	4.591
El Lucero	226834	03-Oct-06	03-Oct-56	145.3505
San Antonio	165456	18-Oct-79	17-Oct-29	7.2862
La Cruz Negra	203895	26-Nov-96	25-Nov-46	11.3079
La Cruz Negra 2	244858	16-Feb-16	15-Feb-66	3.444
Maria Chuchena	243075	30-May-14	29-May-64	54.9574
Los Compadres	184684	22-Nov-89	20-Nov-39	36.9

Panuco Project	Page 47
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Title Name	Title Number	Issue Date	Expiry Date	Area (Ha)
Jesusita	195136	25-Aug-92	24-Aug-42	5.2081
Nuestra Señora del Rosario	223582	18-Jan-05	17-Jan-55	21.679
El Oregano	224762	07-Jun-05	06-Jun-55	20.5
El Oregano 2	231966	23-May-08	22-May-58	129.19
Panuco Num Uno	185871	14-Dec-89	13-Dec-39	85.81
Santa Lucia	211013	15-Mar-00	14-Mar-50	27
Santa Maria	223583	18-Jan-05	17-Jan-55	33.6334
Richard Fraccion A	242507	31-Oct-13	30-Oct-63	3,688.65
San Enrique	243286	29-Aug-14	28-Aug-64	6,978.39
Santa Fe	219003	28-Jan-03	27-Jan-53	144
Santa Fe 1	240158	13-Apr-12	12-Apr-62	477.7014
Santa Fe 2	240099	13-Apr-12	12-Apr-62	496.7014
Santa Fe 3	241847	27-Mar-13	26-Mar-63	2,012.65
Santa Fe 4	241848	27-Mar-13	26-Mar-63	685.1235
Santa Fe 5	244274	14-Jul-15	13-Jul-65	8,413.20
Sub-Total: Mining Concessions				28,766.282
Libertad (Pending)	E-095-15204			633
La Galeana III (Pending)	E-095-12796			688.1488
Sub-Total: Mineral Concessions				1,321.15
Total				30,087.43
Note: *Concession has 3% NSR to Compañía Minera Bacis, S.A. de C.V. Vizsla has the right to buy back 1.5% of the 3% NSR for US$1.9 million.

4.3 Underlying Agreements

4.3.1 Canam Alpine Ventures Ltd.

On November 6, 2019, Vizsla closed a share purchase agreement to purchase Canam Alpine Ventures Ltd. (Canam) for C$45,000 and 6.0 million common shares and 12.0 million common shares of Vizsla on the occurrence of milestone events as follows:

  Milestone event 1: 6.5 million shares upon exercise of any defined options (completed),

  Milestone event 2: 5.5 million shares upon definition of a resource greater than 200,000 gold-equivalent ounces (AuEq oz) (completed).

The payment shares are subject to voluntary pooling restrictions, with 12.5% released each quarter.

Panuco Project	Page 48
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Further, a finder's fee of 750,000 shares is payable by Vizsla to Doug Seaton of Nakusp, British Columbia (B.C.) in the following increments (completed):

  250,000 shares on signing.

  250,000 shares upon the occurrence of milestone event 1 as stated above.

  250,000 shares the occurrence of milestone event 2 as stated above.

4.3.2 Silverstone Resources S.A. de C.V.

On July 20, 2021, Vizsla Corp announced that it had executed a binding option exercise notice ("Copala Exercise Notice") with Silverstone Resources. The executed agreement constituted accelerating and exercising the Company's option to acquire 100% of the Copala silver-gold district.

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla acquired a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 ha) in consideration for:

  A cash payment of US$9,500,000 was paid to Silverstone Resources upon the completion of the transfer of the Copala Property on August 3, 2021 (paid), and

  The issuance to Copala of 4,944,672 common shares of Vizsla priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued).

4.3.3 Minera Rio Panuco S.A. de C.V.

On July 21, 2021, Vizsla announced that it had signed an agreement with Minera Rio Panuco (MRP). Upon closing, Vizsla acquired a 100% ownership interest in the Property (comprising 43 mining concessions with a combined surface area of 3,839 ha and the "El Coco" mill (the Mill) in consideration for:

  A cash payment of US$4,250,000 was paid to MRP upon signing of the Amending Agreement (paid).

  The issuance to MRP of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) (issued).

  A cash payment of US$6,100,000 on February 1, 2022, following the refurbishment and transfer of ownership of the mill, which is to occur on January 31, 2022. US$250,000 was paid on August 19, 2021, and US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. US$5,000,000 was paid for the receipt of the mill in good standing.

Panuco Project	Page 49
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

4.3.4 Strategic Investment in Prismo Metals

On January 9, 2023, Vizsla closed a strategic investment into Prismo Metals Inc. (Prismo). Under Strategic Investment, the Company acquired 1) a right of first refusal to purchase the Palos Verdes project from Prismo, and 2) 4,000,000 units of Prismo, for aggregate consideration of C$2,000,000. The consideration for the Strategic Investment consisted of a cash payment of C$500,000 and 1,000,000 common shares of Vizsla. In connection with the Strategic Investment, Prismo and Vizsla formed a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

4.3.4.1 Royalty Spin Out

On January 17, 2024, Vizsla announced its intention to spin out the shares of Vizsla Royalties Corp. ("Spinco"), a wholly owned subsidiary of Vizsla Silver Corp., to the Company's shareholders. Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at Vizsla's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico.

The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Project, which have a pre-existing 3.0% net smelter return royalty (the "Underlying Royalty").

Vizsla also completed the following: (i) transfer to Vizsla Royalties the right to purchase one-half of the 3% Underlying Royalty; (ii) grant Vizsla Royalties the right to acquire a royalty on any future projects acquired by Vizsla in the 24-month period after completion of the spinout - this right would automatically terminate upon a change of control of Vizsla Royalties or Vizsla; and (iii) make a cash injection into Vizsla Royalties.

On June 19, 2024, the Supreme Court of British Columbia issued its final order approving the plan of arrangement with Vizsla Royalties Corp. Under the Arrangement, the owners of common shares of Vizsla Silver are entitled to receive one new VZLA Share, one-third of a common share of Spinco and one-third of a common share purchase warrant of Spinco for each VZLA Share held immediately prior to the closing of the Arrangement. Following the Arrangement, Spinco will no longer be a wholly owned subsidiary of Vizsla Silver.

4.3.4.2 San Enrique Acquisition

On March 5, 2024, Vizsla, through its subsidiary Minera Canam S.A. de C.V., entered into a share purchase Acquisition Agreement with Inca Azteca Gold S.A.P.I. de C.V. for two large claims comprising 10,667.00 Ha (the "San Enrique project") located south and partially adjacent to Panuco District. Pursuant to the Acquisition Agreement, the company issued 448,137 common shares at a price of C$1.97 for total consideration of C$882,830 (US$650,000).

Panuco Project	Page 50
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

4.3.4.3 Santa Fe Acquisition

On May 14, 2025, Vizsla, through its subsidiary Minera Canam S.A. de C.V., entered into agreements to acquire a 100% interest in certain production and exploration concessions, comprising 12,229 Ha (the "Santa Fe project") located to the south of the Company's Panuco and San Enrique projects. The transaction terms are detailed in a news release by the Company dated May 15, 2025.

The Company entered into an Option Agreement with Mr. Eduardo de la Peña Gaitán, on his own behalf and in representation of Margarita Gaitán Enríquez, Mariano Pablo Fuente Chapoy, Industrial Minera Tres Tortugas, S.A. de C.V., Grupo Tres Tortugas, S.A. de C.V., Industrial Minera Sinaloa, S.A. de C.V. and Inca Azteca Gold, S.A. de C.V. to acquire a 100% interest in certain production concessions (the "Production Concessions") comprising the Santa Fe Project over a five-year period. Pursuant to the agreement, the Company may exercise the option to acquire the concessions by incurring expenditures of US$4,000,000 on the Production Concessions, paying total cash consideration of US$1,500,000, and issuing 1,373,390 common shares in the capital of the Company over a five-year period. In addition, the Company agreed to pay 50% of the mining duties payable on the Production Concessions until the date that is 60 months after the Effective Date.

The Company also entered into a Purchase Agreement dated May 14, 2025, with Mr. Eduardo de la Peña Gaitán. Under the terms of the Purchase Agreement, the Company agreed to purchase certain exploration concessions (the "Exploration Concessions") comprising the Santa Fe Project for a total cash consideration of US$1,428,571 and issuing 2,746,780 common shares to the vendor. In addition, the Company agreed to pay 50% of the mining duties due on the Exploration Concessions which amount to approximately US$394,682.

4.4 Surface Rights

Most of the surface rights in the municipality of Concordia are owned by Ejidos, which are areas of communal land used for agriculture. Community members individually farm designated parcels and collectively maintain communal holdings comprising the ejido. Ejidos are registered with Mexico's National Agrarian Registry (Registro Agrario Nacional).

Surface rights to most of the land underlying the Project area are owned by six Ejidos (Figure 4-3). Mining concession owners have the right to obtain the expropriation, temporary occupancy, or creation of land easements required to complete exploration and mining work, including the deposit of rock dumps, tailings, and slag. Both MRP and Silverstone have surface-access agreements, the material terms of which are summarised below.

Panuco Project	Page 51
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 4-3: Location of Ejidos and Outline of Panuco Project

PLATANAR DE
LOS ONTIVEROS
PANUCO
Panuco
Santa
Lucia
Potrerillos
SAN MIGUEL
DEL CARRIZAL
La Petaca
Copala
COPALA
LEGEND
Vizsla Property
Ejidos Boundary
Town
Highways
LA GUASIMA
Chupaderos
EL HABAL
LA PETACA
No. 2
VIZSLA
SILVER CORP.
0
1
2
Kilometers

Source: Vizsla, 2024.

4.4.1 Canam and Ejido Panuco

A 30-year agreement was executed February 13, 2022, between Canam and Ejido Panuco with the right to an additional 30-year extension. The exploration, mining and operation activities are included in the occupancy agreement. The total area is 960.97 ha in the Ejido area with additional rights to extend areas for consideration per hectare.

Panuco Project	Page 52
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

4.4.2 Silverstone Resources S.A. de C.V., Canam, and Ejido Platanar de los Ontiveros

A 30-year agreement was executed January 22, 2023, between Canam and Ejido Platanar de los Ontiveros with the right to an additional 30-year extension. The exploration, Mining and Operation activities are included in the occupancy agreement. The total area is 500 ha in the Ejido area with additional rights to extend areas for consideration per hectare.

4.4.3 Canam and Comunidad Copala

A 30-year term agreement with the right to an additional 30-year extension between Canam and Comunidad Copala with anticipated termination as convenient to Canam was established on December 12, 2021. The agreement outlines rights for exploration, mining, and operation activities included in the occupancy agreement. The area is 1,942.35 ha out of 2,227.63 ha of total ejido area, with a right to extend the area as required by Canam with the same consideration per hectare.

4.4.4 Canam and El Habal Ejido

A 30-year agreement was executed on September 12, 2021, between Canam and El Habal Ejido with rights to an additional 30-year extension and anticipated termination as convenient to Canam. The rights are to exploration, mining and operation activities. The area is 427.88 ha out of 4,395 ha of total ejido area, with a right to extend the area as required by Canam with the same consideration per hectare.

4.4.5 Canam and San Miguel Del Carrizal

A 30-year agreement was executed February 4, 2024, between Canam and Ejido San Miguel Del Carrizal with the right to an additional 30-year extension. The exploration, mining and operation activities are included in the occupancy agreement. The total area is 7,122,1974 ha in the ejido area with additional rights to extend areas for consideration per hectare.

4.5 Permits

Exploration and mining activities in Mexico are regulated by the General Law of Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecologico y Proteccion al Ambiente [LGEEPA]), and the Regulations Environmental Impact Assessment [REIA]. Laws pertaining to mining and exploration activities are administered by SEMARNAT and the Federal Attorney for Environmental Protection (Procuraduria Federal de Proteccion al Ambiente [PROFEPA]) enforces SEMARNAT laws and policy.

Activities that exceed specified limits require authorization from SEMARNAT and comprise the presentation of an environmental impact assessment (Manifestación de Impacto Ambiental [MIA]). SEMARNAT authorizes activities that fall below the specified threshold under Article 31 of the LGEEPA and require the submission report known as a Preventive Report (Informe Preventivo).

Exploration activities that are expected to have low-significance impacts on the physical or social environment, as assessed by the regulators, are governed under Norma Official Mexicana-120-SEMARNAT-1997 (NOM-120-SEMARNAT-1997), and its subsequent modifications.

Panuco Project	Page 53
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The Project is not located within any federally designated, specially protected, ecological zones known as Natural Protected Areas (Areas Naturales Protegidas [ANP]).

The following permits issued by the Ministry of Environmental and Natural Resources (SEMARNAT) to Minera Canam S.A. de C.V. remain in force: Informe Preventivo for the Panuco Ejido area, authorizing drilling activities in accordance with official notice DF/145/2.1.1/0053/2020.0060, dated January 21, 2020; Drilling Permit, authorizing drilling activities in accordance with official notice DF/145-2.1.1/0566/2020.-0765, dated December 1, 2020; and MIA-P permit issued under official notice DF/145/2.1.1-0272/.-0566, dated April 29, 2021.

No development permits have been obtained for the Project to date. The major permits required for the project include the following: Environmental Impact Statement (MIA), Land Use Change (CUS), Risk Analysis (RA), construction permit from the local municipality, archaeological release letter from the National Institute of Anthropology and History (INAH), and explosives permits from the Ministry of Defence prior to construction. Additionally, a Social Impact Assessment study must be submitted prior to construction of the electrical transmission line. The timeline for securing these permits varies from 90 to 240 business days.

4.6 Environmental Considerations

The Panuco Project is within the Panuco-Copala mining district and has been subject to extensive historical mining since approximately 1565. The mineralized bodies and the enclosing host rocks are anomalous in base and precious metals and have generated elevated metal values in sediments that extend well beyond known workings. The mineralized veins are characteristically low or intermediate sulphidation but may have the potential for acid rock drainage (ARD) and subsequent metal leaching. Vizsla's Coco Mill and tailings storage facility are located on the Property; the mill is currently idle, and the associated tailings storage facility is at capacity. The El Arco (aka Manuel Hernández) and Santa Rosa plants are also located on the Property but are not under the control of Vizsla. Other old mine workings, excavations, and dumps are on and adjacent to the Property. Some of the previously referenced disturbances are on mining lands held by Vizsla, while others are on lands held by third parties.

Environmental impacts within the Project site result from historical activities and through current and intermittent operations of surrounding mines by third parties, and by informal and unauthorized miners working when companies are inactive. Under the Mexican environmental and regulatory system, these impacts due to historical activities are considered pre-existing environmental liabilities deemed not significant and acknowledged by regulators.

4.7 Other Relevant Factors

The Project has no outstanding environmental liabilities from prior mining activities. The qualified person is unaware of any other significant factors and risks that may affect access, title, the right, or ability to perform exploration work recommended for the Property.

Panuco Project	Page 54
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 km (one-hour drive) (Figure 4-1). Highway 40 crosscuts most of the vein structures. Toll Highway 40D also crosses the Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season.

5.2 Local Resources and Infrastructure

The Project is located in the municipality of Concordia, which has a population of approximately 27,000. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Project with a local source of knowledgeable labour and contract mining services. Drilling companies and mining contractors are available in Mazatlán, Durango, Hermosillo, Zacatecas, Fresnillo, and other areas of Mexico. The Project area is also used for cattle grazing, with limited agricultural use.

Two power lines connecting Durango and Mazatlán cross the Project, with 400 kV and 230 kV capacities.

Vizsla owns the 500-tonnes-per-day (t/d) El Coco mill, currently under care and maintenance, located on its property. Several additional third-party mineral processing facilities are located within the district with capacities ranging from 200 to 700 t/d.

5.3 Climate

The climate is subtropical, characterized by heavy rainfall from June through September. Summer temperatures can reach 40°C, while winter lows are approximately 10°C. The average annual precipitation is approximately 1,100 millimeters (mm), with the majority occurring during the rainy season. The area has sufficient water for exploration and mining purposes. Work on the Property, including drilling, can be conducted year-round.

5.4 Physiography

The Project area is in the Barranca sub-province of the Sierra Madre Occidental Physiographic province; mountain ranges characterize the province's topography up to 1,640 m, cut by steep gorges. Historic mine workings and mineralized structures on the Project generally occur between 500 and 1,000 meters above sea level (m asl). The main drainages include the north-trending Rio Baluarte, located east of the Property, and the northeast-trending Rio Presidio to the north. These rivers are fed by dendritic intermittent streams. Vegetation on the Project consists primarily of dry tropical forest, with tropical bushes and shrubs at lower elevations and oak and pine forests at higher elevations.

Panuco Project	Page 55
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

5.5 Vegetation and Wildlife

Most of the vegetation in the Project area is classified as "selva baja caducifolia" (lowland deciduous forest), characterized mainly by trees under 15 m tall. Typical plant species include tepemezquite, ebano, tepehuaje, huanacaxtle, berraco, amapa, apomo, cedro, nacario and garabato. At higher elevations, cooler temperatures support vegetation classified as "bosque templado" (temperate forest), with plant species such as encino, madroño, chicle, palo cuate, arrancillo, vainillo, maguey, and guasima. Animal species in the Project area include jaguars, squirrels, rabbits, coyotes, rats, foxes, deer, bats, tejónes, guacamayas, rattlesnakes, and iguanas.

Panuco Project	Page 56
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

6 HISTORY

6.1 Property Exploration History

Captain Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed (Sim, 2008 and Robinson, 2019). Although production has been carried out on the Panuco Project over the past 460 years, no production records are available to Vizsla.

The first recorded modern mining activity on the Property began in the late 20th century. In 1999, the Mineral Resources Council (Consejo de Recursos Minerales, the predecessor of the Mexican Geological Service [SGM]) carried out 1:50,000 scale mapping on map sheet F13-A37, along with fine-fraction stream sediment sampling (Avila-Ramirez, 1999). Additional 1:50,000 scale mapping on map sheet F13-A36, along with fine-fraction stream sediment sampling, were published by the Consejo de Recursos Minerales in 2003 (Polanco-Salas et al., 2003). In 2019, the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46 (Rosendo-Brito et al., 2019).

In 1989 the Consejo de Recursos Minerales optioned and sold several mineral concessions in the district, including Grupo Minera Bacis (Bacis) in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 m along the Animas-Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. (Rio Panuco) explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes, for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data or downhole geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data. The Rio Panuco drill data cannot be relied upon, as material data are unavailable for hole deviation, core recovery, assaying, or quality assurance/quality control (QA/QC).

Capstone Mining Corp. (Capstone) optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374.0 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling followed by 6,659.0 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. (Silverstone). Capstone and Silverstone completed 21,641.0 m of drilling in 200 holes from 2005 to 2008 (Christopher and Sim, 2008).

Christopher and Sim (2008) prepared two Mineral Resource estimates on the Property for Silverstone on October 16, 2008. The Mineral Resource estimates were prepared for the La Colorada vein-manto and the La Pipa, El Muerto and Clemens portions of the Animas-Refugio Vein.

Panuco Project	Page 57
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Silverstone was acquired by Silver Wheaton Ltd. (Silver Wheaton) in 2009, and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the 2008 Mineral Resource over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin mineralized shoots until mining encountered the water table, preventing further mining. Silverstone or unauthorized mining activity in the intervening years exploited most of the Mineral Resources estimated by Christopher and Sim (2008).

Rio Panuco contracted Geophysical Surveys S.A. de C.V., of Mexico City, in 2016 to conduct an airborne magnetics survey over an approximate area of 12,000 Ha on the Panuco district. The survey was flown in lines-oriented east-west. The processing products from this survey are Reduction to Pole (RTP), Residual of the RTP, Analytical Signal of the RTP, Tilt Derivative of the RTP. The survey was flown into two blocks. However, no data is available, and no survey or flight specifications are included in the report.

In 2019, Silverstone and Rio Panuco optioned their mineral concessions to Canam.

Panuco Project	Page 58
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

7 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Project is on the western margin of the Sierra Madre Occidental (SMO), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt (Figure 7-1). The SMO is a Large Igneous Province (LIP) recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode concomitant post-subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is exposed in northern Sinaloa, near Mazatlán and on small outcrops within the project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age (Montoya-Lopera et al., 2019, Sedlock et al., 1993 and Campa and Coney 1982).

In the broader project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the project area. The Oligocene age ignimbrites of the UVS occur east of the property towards Durango state.

The structure of the project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (~28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens (Figure 7-2). Figure 7-3 shows the regional geology of the area.

Panuco Project	Page 59
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-1: Metallogenic Setting Map

VIZSLA SILVER CORP
115°W
110°W
105°W
100°W
30°N
25°N
20°N
CHIHUAHUA
CULIACAN
LA PAZ
MAZATLAN
TEPIC
PANUCO PROJECT
0
150
300 km
LEGEND
Panuco Project
Epithermal Deposits
Porphyry Deposits
SMOcc Extents
Active Trench
Paleo-Trench
Plate Boundary
Towns

Note: Map illustrates Geological Setting of Western Mexico with Main Porphyry and Epithermal Deposits of the Sierra Madre Occidental. Source: Vizsla, 2024.

Panuco Project	Page 60
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-2: Regional Geologic Setting Map. Illustrates Regional Geological Central Sierra Madre Occidental

Source: Vizsla, 2024, adapted from Montoya-Lopera et al., 2019.

Panuco Project	Page 61
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-3: Regional Geology Map

VIZSLA
SILVER CORP.
N
400000
410000
420000
390000
2590000
2580000
0
3
6 km
EXPLANIATION
Geology
Alluvium
Polymictic Conglomerate
Polymictic Conglomerate - Sandstone
Andesite
Andesite - Andesite Tuff
Andesitic Tuff - Rhyolitic Tuff
Andesitic Breccia - Rhyolitic Breccia
Porphyritic Andesite
Basalt - Andesite
Rhyolite
Ignimbrite
Rhyolite - Ignimbrite
Rhyolite - Rhyolite Tuff
Rhyolitic Tuff
Rhyolitic Tuff - Ignimbrite
Rhyolite & Andesite Flows
Rhyolitic Breccia
Rhyolitic Breccia - Ignimbrite
Porphyritic Rhyolite
Dacite
Rhyodacite Porphyry
Quartz Diorite
Diorite
Granite - Granodiorite
Granodiorite
Metandesite - Schist
Metasandstone - Slate
Metaquartzite - Schist
Tonalite
Other
Inferred Veins
Inferred Faults
Toll Highway
Federal Highway
Vizsla Silver Claims

Source: Vizsla, 2024. Panuco project claims effective 2024, San Enrique and Santa Fe claims excluded.

7.2 Project Geology

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3 km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the district's main host lithologies of the epithermal veins. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in a minor proportion. Fieldwork and interpretations conducted in the Project, indicate that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 Ma (Enriquez et al, 2018 and Montoya et al, 2019). The diorite to quartz diorite pluton in Panuco has not been dated, but it is interpreted to be older than the Piaxtla intrusive, and correlative with the 64 Ma San Ignacio batholith dated by Montoya et al, (2019) in a locality west of San Dimas. Dating of two adularia samples by the 40Ar/39Ar method, from each of Napoleon and Copala, resolved Late Oligocene age for epithermal mineralization in Panuco. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows strong silicification and quartz veining as well, suggesting post-dome emplacement hydrothermal activity in the area. A stratigraphic column is in Figure 7-4.

Panuco Project	Page 62
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-4: Stratigraphic Column for the Project Area

Source: Vizsla, 2023.

Panuco Project	Page 63
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) has been recognized through tectonic/erosional "windows" into the LVS and in some drill holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and are subsequently intruded by the diorite-granodiorite and granite plutons centered in the Panuco project. Locally, the diorite intrusion has been observed to contain clasts of the andesite in contact-breccias. Another intrusive phase of granodiorite to quartz-monzonite composition that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). The granite intrusion has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977), it outcrops around the Panuco town and has been observed to contain clasts of diorite. Granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Following the deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favoured the formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic units are believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of meters thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

The project area has recorded multiple deformation events associated with the subduction of the Farallon plate under North America and the opening of the Gulf of California from the Cretaceous to the Miocene. Starling (2019) recognized five main deformation episodes spanning the Laramide orogeny and Basin and Range and younger post-Miocene extension events:

  D1 - early Laramide ENE compression and fold-thrust deformation (~80-60 Ma)

  D2 - late Laramide NNE compression and contractional deformation (~60-40 Ma)

  D3 - early post-Laramide N-S to NNE extension (~38-28 Ma)

  D4 - main stage Basin and Range ENE extension (~28 - 18 Ma)

  D5 - WNW extension in central and southern Mexico (~12 - 0 Ma)

According to Starling, the Laramide deformation is quite subtle but likely created some of the initial major structures that underlie the geometry of the later vein systems. Analysis of kinematic indicators in the Project conducted by Starling (2019), determined that epithermal mineralization occurred during a phase of north-northeast to northeast-southwest regional extension, which favored the development of the following mineralized trends:

  WNW (~120°N) extensional/normal faults, orthogonal to D3 extension, but likely originated as shears under D1 and D2 compression (e.g., Animas, Cordon de Oro).

  NNW to N-S (~160-180°N) sinistral shears, which helped accommodate D3 extension (e.g., San Carlos, Napoleon), and are conjugate with.

  ENE (~060°N) dextral shears (e.g., San Antonio), and

  NNE (~020-040°N) steep tear faults, formed sub-parallel to the D3 extension.

Panuco Project	Page 64
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Similarly, structural studies conducted in San Dimas by Horner and Enriquez (1999), identified three major deformational events produced sub-vertical structures trending east-west, northeast-southwest and north-south, which host epithermal silver-gold mineralization. Major north-northwest-trending post-mineralization normal-faults, developed during the last deformation event, defined blocks tilted to the east-northeast or west-southwest (Horner J. T. and Enriquez E., 1999). The fault-tilted blocks are interpreted as the result of a northeast-southwest extension like that observed in Panuco in D4.

The extensional event in Panuco was probably accompanied by significant hydrothermal activity that formed the district's epithermal veins. The hydrothermal activity must have been sufficiently strong and long-lived to develop veins with multiple orientations in Panuco. Pebble dikes, suggestive of extensive hydrothermal activity are present, although the paragenesis of the dykes with respect to mineralization has not been established. However, the pebble dykes appear to be concomitant with the widespread dissemination of fine-grained pyrite into the volcanic units. A late event of magmatism and extension favored the emplacement of post-mineralization rhyolite dikes along some of the mineralized structures. The rhyolite dikes appear to be synchronous with D4 extensional deformation, as they are locally dissected and/or necked. Finally, post-mineralization andesite dykes intruded the whole column; these dikes do not show evidence of faulting and are recognized as the youngest expression of magmatic activity in the Project.

It is interpreted that the north-northeast extension developed a series of west-northwest-trending veins (Figure 7-5). Starling (2019) also noted that the low dipping angle of some of these veins and the observed tilting of rhyolites in the hanging wall of the Animas-Refugio structure, resulted from reactivated Laramide thrust-faults into listric faults, as seen in Figure 7-6. This geometry indicates the potential for multiple second-order, subparallel veins in the hanging walls of these west-northwest-trending veins. The mineralized shoots associated with these listric normal faults will tend to be sub horizontal to depth. The western part of the Project is characterized by the tilting of the volcanic sequence to the southwest, leading to the veins in the central part of the Project having been more deeply eroded. Also, veins in the west portion of the district show shallower levels of exposure on surface consistent with weaker surface anomalies (e.g. La Luisa). Recent mapping works on the northeastern side of the property, at high-topographic elevation, indicate the veins are exposed to shallow levels and the recorded presence of kaolinite in at least a couple of vein outcrops suggests proximity to the paleosurface. Late- to post-mineral north-northwest, north-northeast, and east-northeast steep faults have partitioned the structural corridors, and the geometry and locations of economic shoots in each block may be distinct from neighboring blocks.

Panuco Project	Page 65
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-5: Property Geology Map Showing Panuco Project and Known Mineralized Structures

Source: Vizsla, 2024. Note: Purple ellipse represents Resource Extension targets, the yellow ellipse represents Proximal targets, and the blue ellipses represent distal District targets. Panuco project claims effective 2024, San Enrique and Santa Fe claims excluded.

Panuco Project	Page 66
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-6: Schematic Cross-Section of Panuco Veining

N
S
late-stage
amethsytine
quartz vein
"blind" mineralisation
at higher topographic
levels ?
massive
to banded
quartz vein
± sulphides
hydrothermal
breccia
± sulphides
brittle
fault
plane
± sulphides
vein / breccia
pinches down
where it meets the
fault plane of the
reactivated thrust
e.g. Mojocuan 2 (?)
sole /
detachment
fault

b) later stage of extension and reactivation of segments of the thrust plane to control epithermal veining e.g. Animas-Refugio trend

Source: Starling, 2019. Note: Schematic illustrates that veins may be listric faults developed from reactivated laramide thrust faults.

7.3 Mineralization

Mineralization on the Panuco Property comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long and individual veins range from decimeters to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

Panuco Project	Page 67
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey color in quartz is due to the presence of fine-grained disseminated sulfides, believed to be mainly pyrite and acanthite. Vizsla has defined several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during deposition. Later, quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district (Montoya-Lopera et al., 2019).

The Mineral Resource includes eleven mineralized vein systems: the Napoleon, Napoleon hanging wall, Josephine, and Cruz Negra veins; the Copala, Cristiano, Tajitos and Copala 2 veins; the San Antonio vein; and the Rosaritos and Cuevillas veins. These trends are west to east within the Napoleon, Cinco Señores, Cordon del Oro, and Animas-Refugio corridors. Table 7-1 presents a general description of the geometry of the seven veins comprising the bulk of mineralization. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m. Figure 7-7 shows the location of the veins included in the Mineral Resource Estimate.

Table 7-1: General Description of Estimated Veins Included in the Mineral Resources Estimate for the Panuco Project

Name	Orientation		Dimension
	Strike (°)	Dip (°)	Thickness (m)	Strike (m)	Dip (m)
Napoleon	350	80-85	3.00 to 3.50	2,500	550
Josephine	355	75-85	1.50 to 2.50	2,600	500
Napoleon HW	350	60-65	2.00 to 3.00	2,000	250
Tajitos	20	70-75	2.00 to 3.00	1,500	400
Copala	15	35-55	2.00 to 35.00	1,770	400
Copala 2	355	45-55	1.00 to 2.00	400	300
Copala 3	345	45-50	1.00 to 5.00	1,100	500
Copala 4	335	65-75	0.50 to 3.00	1,000	400
Copala 5	335	70-75	1.50 to 5.00	1,000	300
Cristiano	330	80-90	0.50 to 3.00	500	300
La Luisa	335	80-90	0.50 to 8.00	1,500	650
San Antonio	105	55-65	1.50 to 7.00	650	300
Rosaritos	125	50-55	1.50 to 5.50	180	130
Cruz Negra	325	75-85	0.50 to 2.50	400	200
Cuevillas	30	80-55	0.40 to 1.80	200	200

Panuco Project	Page 68
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-7: Panuco Project Claims Showing Known Veins

Source: Vizsla, 2025. Panuco project claims effective 2024, San Enrique and Santa Fe claims excluded.

7.3.1 Animas-Refugio Corridor

The Animas-Refugio structural corridor is a significant fault zone central to the Project area; it hosts the largest number of historical and current workings (Figure 7-8 and Figure 7-9) and includes the Rosarito and Cuevillas veins reported in the current MRE. Overall, the corridor trends northwest southeast and dips moderately southwest. Typically, the fault zone that defines this corridor has a clay fault-gouge contact in either the hanging wall and or the footwall contact and ranges from a few meters to over 20 m wide. It has a strike length of over 7.2 km and extends from the San Carlos mine in the southeast to the claim boundary in the northwest. Historical references note that the corridor continues to the southeast of the San Carlos mine. Ten main mineralized shoots have been exploited along this corridor; from southeast to northwest these are San Carlos, Clemens, El Muerto, La Pipa, Mariposa, El 40, San Martin, El 150, El 200, Rosarito, and La Bomba. The oldest workings date back to the 1500s. Rosarito and Cuevillas in the northwest sector of Animas are included in the MRE in the Inferred Mineral Resource category. In addition to the main, moderately dipping, mineralized zone there are numerous secondary mineralized structures, including a hanging wall splay at the Mariposa mine and the Paloma vein.

Panuco Project	Page 69
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The Animas-Refugio structural corridor was first drilled by Minera Bacis in the late 1990s, but no details of this work are available. MRP subsequently drilled the corridor between 1999 and 2001, and Silverstone between 2007 and 2008.

The hanging wall of the fault zone is composed of a package of water-lain volcanic rocks with interlayered andesite tuffs and flows and rhyolite tuffs higher up in the sequence. Quenched textures in andesite tuffs, like those observed in hyaloclastites, support deposition in aqueous environment. A fine-grained diorite has been observed at lower levels within the hanging wall section. The footwall package consists of fine- to medium-grained diorite to granodiorite.

The Animas-Refugio corridor is a reactivated northwest- to west-northwest-trending normal fault that dips to the southwest, likely reactivated from a Laramide-age thrust fault with its dip shallowing at depth Starling 2019. The structure is steeper in high topographies where the structure has preserved the upper portions of the system. The normal fault defining the Animas-Refugio corridor is interpreted as the east side of a graben structure, with the Cordon del Oro trend comprising the west side of the graben. The graben structure has been cut by north-northeast- and north-northwest-trending subvertical faults that accommodated extension during the main mineralizing phase. Slickensides on these cross faults show a shallow to moderate dip to the southwest, with minimal offset. The fault splays accommodate extension along the fault and do not offset the main trend of the Animas-Refugio structure. These cross faults appear to have provided local boundaries within the fault zone that control the intrusion of post-mineral andesite dykes.

Related to the Animas-Refugio corridor is a series of hanging-wall splays, such as the San Martin splay near the Mariposa mine, the Paloma vein proximal to the Rosarito and Cuevillas veins, and Nieves coming off La Bomba. These splays are near vertical, and subparallel to the Animas-Refugio trend, and their possible intersection zones with the main structure are attractive exploration targets. These veins vary from narrow 1-m-wide to over 4-m-wide structures and have been mined extensively down to 575 masl.

Rosarito is a re-brecciated vein consisting of white quartz cemented by white silica with minor and variable amounts of grey quartz patches and fine-grained sulfides. The vein strikes to the southeast, dipping 35° to the southwest, and is traceable 200 m on surface. The vein pinches and swells between 2 and 25 m with average width determined through mapping of 4 m. Drilling reported intervals with an average estimated true width of 2.13 m. Figure 7-9 shows a section with notable drilling intercepts along the Animas-Refugio vein.

Panuco Project	Page 70
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-8: Animas-Refugio Geology and Gold Geochemistry (Section A-A' Shown in Figure 7-9)

VIZSLA SILVER CORP.
HONDURAS VEIN
LA BOMBA
EL 40
ANIMAS-REFUGIO VEIN
EL MUERTO
SAN ANTONIO VEIN
SAN CARLOS
CORDON DEL ORO VEIN
0 0.5 1 km
LEGEND
Geology
Rhyolite Flow Dome
Andesite
Andesitic Breccia - Rhyolitic Breccia
Porphyritic Andesite
Rhyolite - Ignimbrite
Rhyolite & Andesite Flows
Rhyolitic Breccia - Ignimbrite
Porphyritic Rhyolite
Dacite
Diorite
Granite - Granodiorite
Metasediments
Other
Veins
Faults
Vizsla Property Boundary
Toll Highway
Federal Highway
Roads
DDH Collars
DDH Traces
Section
Rock Chip Samples
>300 Ag g/t
150-300 Ag g/t
60-150 Ag g/t
20-60 Ag g/t
0-20 Ag g/t

Source: Vizsla, 2023.

Panuco Project	Page 71
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-9: Animas-Refugio Vein Cross-section Looking Northwest

A
A'
850 RL
800 RL
750 RL
700 RL
650 RL
600 RL
550 RL
500 RL
450 RL
400 RL
350 RL
408500 E
2589600 N
2589700 N
408600 E
2589800 N
2589900 N
408700 E
2590000 N
San Martin Splay
Animas Vein
AM20-03 (-48°)
AM20-04 (-60°)
Pyroclastic Volcanic
Diorite/Granodiorite
291.00 m
415.50 m
3.0 m @ 64.0 g/t Ag, 0.72 g/t Au
11.3 m @ 51.4 g/t Ag, 0.82 g/t Au
Including 2.0 m @ 115.5 g/t Ag, 0.83 g/t Au
and including 2.6 m @ 45.1 g/t Ag, 2.45 g/t Au, 1.2% Pb, 3.0% Zn
Legend
Historic works
Geochemistry Ag g/t
500
200
100
75
50
20
5
Lithology
BXCK
BXDIO
BXPH
CSNG
DIOR
DKAN
FGOG
HYLO
VNQT
VXH5
BKCR
DACT
DRYT
RYFL
VXH6
SCALE

Source: Vizsla, 2023.

7.3.2 Cordon del Oro Corridor

The Cordon del Oro structural corridor is an east-dipping normal fault zone in the west-central portion of the Project area that trends roughly north-northwest and dips moderately to the east (Figure 7-10). The MRE contains the San Antonio structure, within the Cordon del Oro corridor, in the Inferred Mineral Resource categories.

Panuco Project	Page 72
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The Cordon del Oro structure has a small number of historical workings. The fault typically has clay fault-gouge contacts that range from a meter in scale to over 15 m wide. To date, the structure has been traced with mapping approximately 7.6 km from the Anonal mine in the southeast to the Santa Rosa plant in the northwest. It is interpreted that Cordon del Oro is the west side of a graben, with the Animas structure defining the east margin. Only five mineralized shoots have been exploited along the main Cordon del Oro corridor; from the southeast to the northwest, these are Peralta, La Cobriza, Mojocuan 1, 2, and Mojocuan 4. Four additional mineralized shoots occur along the San Antonio vein Los Generales, Coralillo, San Antonio, and La Venada.

The Cordon del Oro corridor is not known to have been drilled, and mining completed to date occurred in the last century, with workings of less than 100 m in length. Most mining extended only about 10 to 30 m below the surface, and the deepest of the historical mining appears to have reached about 60 m below the surface. Only the Coralillo mine has more than one level of development and was mined to a depth of about 60 m and approximately 150 m along strike.

At lower elevations, the Cordon del Oro structure cuts a fine-grained diorite that is weakly to strongly magnetic and corresponds with a magnetic anomaly in regional airborne magnetic surveys. The structure cuts dacite and granodiorite in the Mojocuan 1 and Mojocuan 2 mine areas (Figure 7-10). In the central part of the vein corridor and along the San Antonio splay, the structure cuts a series of shallowly west-dipping rhyolite tuffs and andesite flows at higher elevations. Local rhyolite and andesite dykes intrude on the host rocks and along the mineralized structure. A quartz porphyry and granite porphyry are noted in underground workings at the Mojocuan 1 and Mojocuan 2 mines.

The Cordon del Oro structure is interpreted as a north- to north-northwest-trending normal fault on the west side of a graben subjected to repeated movement and later cross-faulting (Starling, 2019). The San Antonio structure is an east-west-trending set of subparallel faults that dip mainly to the south and is interpreted as a hanging wall splay of the main Cordon del Oro structure.

The San Antonio vein is an east striking, moderately dipping structure with 325 m of interpreted strike length and
300 m of down-dip extension. The average width is generally 1.5 to 3 m, with pinching and swelling between 1 and 7.5 m. Vizsla has completed 31 drill holes along the San Antonio vein between 2020 and 2022, with 19 of those holes drilled in 2022.

Panuco Project	Page 73
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-10: Cordon del Oro Geology and Silver Geochemistry

VIZSLA
SAN ANTONIO VEIN
SAN CARLOS
CORDON DEL ORO VEIN
LEGEND
Geology
Rhyolite Flow Dome
Andesite
Andesitic Breccia - Rhyolitic Breccia
Porphyritic Andesite
Rhyolite - Ignimbrite
Rhyolite & Andesite Flows
Rhyolitic Breccia - Ignimbrite
Porphyritic Rhyolite
Dacite
Diorite
Granite - Granodiorite
Metasediments
Other
Veins
Faults
Vizsla Property Boundary
Toll Highway
Federal Highway
Roads
DDH Collars
DDH Traces
Rock Chip Samples
>300 Ag g/t
150-300 Ag g/t
60-150 Ag g/t
20-60 Ag g/t
0-20 Ag g/t
0
0.5
1 km
N

Source: Vizsla, 2023.

7.3.3 Cinco Señores and Napoleon Corridor

The Cinco Señores and Napoleon structural corridors comprise two subparallel, mineralized fault-zones in the western portion of the Project area that trend north-northwest, at sub-vertical dip angles (Figure 7-11 and Figure 7-12). Cinco Señores has a strike length of approximately 2.6 km, from the El Tajito mine in the southeast to El Cajon in the northwest. Twelve mineralized structures are included in the Cinco Señores corridor: Copala, Tajitos, Cristiano, Copala 2, Copala 3, Copala 4, Copala 5, La Colorada, La Tlacoacha, Santa Ana, Descubridora, Cinco Señores 01, Cinco Señores 03, La Manzanilla, and El Cajon. The Cinco Señores structure comprises a single, narrow fault zone with quartz veining approximately 1 m to 2 m wide. One moderately northeast-dipping notable splay of Cinco Señores was mined out at La Descubridora, west of the town of Copala (Figure 7-12).

Panuco Project	Page 74
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The Napoleon corridor contains the Napoleon Main, Napoleon Hanging wall, Josephine, Cruz Negra, and other minor vein splays in southern Napoleon at the Ojo de Agua area. Together they constitute a significant portion of the Mineral Resources. Moreover, the current Mineral Resource estimate includes the Cinco Señores veins of Copala, Tajitos, Cristiano and Copala 2 structures. The Cinco Señores and Napoleon structural corridors host the second-largest concentration of historical workings on the property, some of which date to the 1500s.

The Napoleon and Cinco Señores structural corridors are interpreted as north- to north-northwest-trending strike-slip faults that have been reactivated, mineralized, and later subjected to cross-faulting (Starling, 2019). Later cross-faulting, likely related to the basin and range extension, imposed an effect of post-mineralization dextral trans tensional displacement across the east-west- to west-northwest-trending reactivated faults. Vein mineralization is hosted predominantly by two lithologies, a fine-grained, weakly to strongly magnetic diorite at lower elevations and a series of shallowly west-dipping rhyolite tuffs and andesite flows at high elevations.

Figure 7-11: Cinco Señores-Napoleon Geology and Silver Geochemistry

Source: Vizsla, 2023.

Panuco Project	Page 75
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-12: Descubridora Mine Geology and Geochemistry

Note: Sample Widths are Estimated at 65% to 100% of True Widths. Source: Vizsla, 2023.

The Napoleon vein comprises a fissure vein with subparallel vein splays and faults approximately 20 m apart that host quartz cemented breccias. Dilational fault jogs and cymoid loops are developed by some faults. At least 13 main mineralized shoots have been exploited along the Napoleon corridor. From south to north, they are Napoleon Sur (Ojo de Agua), El Gallinero, Napoleon 07, Napoleon 05, Napoleon 04, El Hundido, La Higuera, Limoncito, Los Rieles, El Papayo, El Agua Prieta, Aguajes, and La Estrella. The subparallel faults and dilational jogs are more common in the southern portion of the structure; the northern part comprises a single fissure vein for the most part. Moreover, local horsetail splays are a common occurrence in southern Napoleon at the Ojo de Agua area. Mineralization in the Napoleon vein is traced along 2,600 m of strike length and approximately 550 m of depth. The system is tilted 20° to 25° to the south which favored the exposure on the surface of base metals-rich vein mineralization in the north and low base metals plus low Ag/Au ratios in the south at the Ojo de Agua area. This tilting condition is also responsible for the lower silver values and thinner widths to the south on the surface, and therefore points to a high elevation in the vein system (Figure 7-13).

Panuco Project	Page 76
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 7-13: Drill-hole Intercepts Showing Tilted Mineralization on Napoleon Main Vein

Source: Vizsla, 2023.

The Napoleon Main, Josephine, Napoleon Hanging Wall, La Luisa, Cruz Negra veins and vein splays in Ojo de Agua form the Napoleon vein corridor and constitute the bulk of the Mineral Resource contained herein. Josephine is a sub-vertical vein west and subparallel to the Napoleon Main vein and was discovered in 2021 in drill hole NP-21-132. Josephine widths are generally between 1 and 3 m, with semi-massive sulphide mineralization indicating higher grades. Josephine is traced 1.5 km along strike and has been tested approximately 500 m down-dip. The Napoleon hanging wall vein runs subparallel to Napoleon Main to the east at a moderate dip and is generally 2 to 3 m wide. The Cruz Negra Vein, located 250 m west of the Napoleon resource area, is a northwest striking vein-breccia dipping steeply to the northeast. The vein breccia consists of quartz veining and quartz cement bearing disseminated sphalerite and galena. Drilling to date has tested Cruz Negra along ~400 m of strike and 300 m to depth in proximity to the Josephine Vein. Mineralized intercepts at Cruz Negra highlight a range of estimated true widths from 0.65 to 3.10 m, with grades ranging from 265 to 3,499 g/t AgEq, at the mineralized elevation.

The Copala, Tajitos, Cristiano, and Copala 2 vein structures, located within the Cinco Señores corridor, account for over 50% of the MRE presented in this Technical Report. The Copala structure strikes north-northwest and is situated east of, and on the hanging wall side of, the Tajitos vein. Initial drilling during 2020 intersected the structure with maximum true width of 82 m, and based on mineralized intercepts, we estimate an average true width of approximately 10 m. Due to its exceptional width and high grade, Copala has seen the fastest growth in Indicated and Inferred Mineral Resources and represents the single structure with the largest global resource (Indicated and Inferred) at the Panuco Project. The structure pinches and swells from approximately 2 m to 82 m, has an average dip of 46° with variable dip angles of ~35° in the north, close to the Copala town, to a maximum of ~55° in its southern extent. Copala consists typically of crackle and hydrothermal breccias, stockworks and vein zones with banded and massive quartz ubiquitous rhodochrosite, rhodonite and calcite. Other gangue minerals include adularia and white phyllosilicates (illite, illite-smectite, and montmorillonite).

Panuco Project	Page 77
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Drilling at Copala has now traced mineralization along approximately 1,770 m of strike length and approximately 400 m down-dip. High-grade silver-gold mineralization remains open to the north and southeast. On the west, Copala is bounded by the high-grade Cristiano vein and to the east, it is bounded by a northwest-trending post-mineralization fault. Holes CS-22-202, CS-22-207 and CS-22-219, drilled across the fault, indicate an uplifted block of basement metasediments in fault contact with andesites and diorite on the east side of Copala.

The Tajitos epithermal vein is traced over 1.5 km of strike and has been tested 500 m down dip. The vein pinches and swells from sub-meter to 10 m widths, but generally the width is between 2 m and 3 m. The vein is composed of massive white quartz to locally banded quartz, usually brecciated and sealed by white quartz. Locally there are distinct hydrothermal breccias with grey quartz in the matrix and clasts, typically carrying higher grades. Bladed quartz textures, indicative of extensive fluid boiling (Drummond and Ohmoto, 1985), a well-known mechanism for gold deposition, are also observed in the Tajitos vein. Amethyst quartz and rhodochrosite are also present in high-grade zones. Amethyst quartz is believed to represent the mixing of hydrothermal fluids with Fe-rich meteoric waters.

The Cristiano Vein is a precious metals-rich structure located at the southwestern margin of the Copala structure. Cristiano is marked by a quartz-carbonate epithermal vein striking N25°W that dips sub-vertical (85°) to the NE. Drill holes intersecting Cristiano to date, highlight a high-grade zone plunging to the NW, with a vertical extent of 300 m and an approximate strike length of 600 m with a thickness ranging from 0.7 m to 3.5 m. The Cristiano Vein was initially discovered while targeting the Tajitos-Copala veins, where drilling intercepted the well-mineralized, NW-SE trending fault. Ongoing drilling has now led to new observations and interpretations allowing Vizsla geologists to plan drill holes specifically designed to explore Cristiano along strike and to depth. To the northwest, Cristiano intersects and offsets the Tajitos Vein, suggesting Cristiano post-dates Tajitos mineralization, thus creating a drill target on the footwall of Tajitos.

7.3.4 Other Mineralized Structures

Numerous other structures on the Panuco claims are actively being explored. The following subsections outline the geology of a few of these earlier-stage prospective structures. Figure 7-7 shows the location of the prospects described below, among others.

7.3.4.1 La Colorada

The La Colorada silver and gold deposit is approximately 1 km northwest of the village of Copala. Christopher and Sim (2008) described the geology of La Colorada as a manto-and-feeder vein system hosted in andesite, overlying a large diorite intrusive. The manto is cut by a north-striking rhyolite dyke that may be associated with a rhyolite flow dome on the northwest flank of the manto. The veins and manto in the La Colorada area are bounded by northwest-striking faults. A keel marking the thickest manto development strikes north, parallel to felsic dyking in this area. This north-south trend was interpreted as the result of a combination of strike-slip movements on northwest- and northeast-striking orthogonal faults.

The La Colorada vein system occurs along a pronounced northwest-striking lineament that bisects the largest of a series of circular features that Christopher and Sim (2008) interpret as caldera margins.

Panuco Project	Page 78
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

7.3.4.2 Copala Town Area

Mapping in 2020 identified several vein and manto-type structures around the town of Copala (Agua Zarca, Cuernavaca, Huaco). Historic mining underneath the town, along those structures, is believed to have occurred to estimated depths of 100 m below surface. Some of the old shafts in the middle of the town have been backfilled or built over, thus limiting the access to the underground workings. Four main structures trending northwest have been mapped thus far, although further mapping is likely impossible due to the presence of the town. These structures, along with Copala, appear to be part of the low-angle Copala-Colorada-Pajaros vein structural corridor. Cerrillo vein on the east side of the town is another example of northwest-trending and shallowly northeast-dipping vein. The El Estadio vein is a vertical structure to the north of Cerrillo that shows potential for drill testing. Mapping has identified other veins near Cerrillo and El Estadio that have minimal exposure; their extent and orientation are speculative.

7.3.4.3 El Batel Corridor

The El Batel mine area is in the northeast portion of the Vizsla claim block, at elevations between 1,100 and
1,400 m asl. It is composed of a central northwest-trending vein, 2 to 4 m wide, dipping moderately to the northeast, and hosted in a package of andesitic tuffs. There is minimal outcrop, and most of the samples collected in the area are from hanging-wall splays. A series of hanging-wall splays are also of low-angle, subparallel to the main vein, suggesting a tension release-style vein.

7.3.4.4 Broche del Oro

The Broche de Oro Corridor is a northeast-trending vein system in the northeast portion of the Vizsla claim block. Currently, the structure has been traced over approximately 4,300 m of strike length; however, only 40% of it is on Vizsla-controlled claims. The longest segment held by Vizsla, at 980 m, is the Broche de Oro area. The old Broche de Oro mine is at the bottom of a deep canyon with over 300 vertical meters of andesite and dacite tuffs overlying a diorite intrusive. The diorite is likely different from the main microdiorite as the microdiorite is magnetic, and the Broche de Oro area is in a magnetic low. At the old mine level, the vein is still hosted in the andesitic tuffs and shows widths from 2 to 4 m. The dip of the central segment of the vein is to the southeast, while several other subparallel veins have dips to the northwest, suggesting there may be a small horst block in that area, or that the other veins are remnant footwall splays. The Manteada vein is another perpendicular structure in that area that underwent considerable past mining to the north of Broche de Oro. The Manteada vein has been mapped for 1,300 m north-northwest from the Broche de Oro workings, dipping moderately to the west, and widths from 2 to over 5 m. It appears to have been mined near its northern end, where it either changes strike or intersects the northeast-trending San Ramon vein. The Manteada vein textures are massive white quartz with very little sulfide, and local patches of bladed calcite pseudo morphed with silica. Many outcrops show a brecciated vein, while only a few exhibits the massive white silica with bladed calcite. Vizsla completed seven drill-holes during 2021 at the Broche de Oro zone, but no significant mineralization was intercepted at the time.

Panuco Project	Page 79
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

7.3.4.5 La Galeana

The Galeana vein is likely a significant splay structure off the longer San Francisco-Broche de Oro-Nacaral vein system that trends north-northeast some 1,400 m to the southwest of the Nacaral mine. The vein saw three different past workings spread out over 80 m of vertical relief. The principal working was the upper one, where a shaft was sunk directly on the vein, but has since collapsed. Several small splays (1 to 10s of meters long) come off the main vein here, with the main one being only 1 to 2 m wide. A broader, subparallel, 4- to 5-m-wide vein was some 140 m to the northeast of the collapsed shaft area.

7.4 Structural Controls

Mineralized structures in Panuco resulted from a long history of deformation accompanied by multiple hydrothermal-mineralization events spanning from the late-Laramide orogeny to the Basin and Range extension. Multiple deformation events resulted in west-northwest thrusts and conjugate north-northwest to north-south dextral and east-northeast sinistral shears that were developed during the two peaks of the Laramide compressional orogeny. Some of these older structures served as well as conduits for the emplacement of porphyry type deposits in western Mexico. The Laramide age main thrust and conjugate faults were subsequently reactivated during post-Laramide extensional events during the late-Eocene, Oligocene, and Miocene. Therefore, structures like Napoleon and Copala probably originated as late-Laramide conjugate shears that were reactivated and opened to the fluid passage and epithermal mineralization during the Laramide extensional deformation D3 event. Steeply dipping structures, the conjugate components to the low angle thrust shears, were also reactivated during post Laramide extension and some of them were mineralized as well. Napoleon is interpreted to be a reactivated conjugate sinistral shear. During post Laramide extension, events D3, D4, and D5 occurred with significant block faulting and tilting. Some of this faulting and tilting occurred concomitant or after mineralization, thus segmenting or tilting mineralized structures. A clear example of this tilting occurs in Napoleon, where infill and step-out (expansionary) drilling conducted during 2021, supported by geological and geochemical interpretations (alteration and metal zonation) confirmed that the Napoleon vein system is tilted to the south, with the southern extent being at the top of the mineralized horizon near surface. Copala on the other hand, is a low-angle dipping structure bounded to the west by the steep dipping Tajitos and Cristiano veins that also shows variable dip angle from shallow (35°) in the north to moderate (55°) in the south. Because there is a significant component of strike-slip displacement imposed on most structures, pinching and swelling is fairly common.

Tajitos is interpreted as a conjugate shear, and according to Starling (2019), it exhibits an early sinistral transpressional shear sense overlapped by a dextral tensional shear sense. The diorite stock emplaced along an east-northeast-trending central fault zone that likely originated during the early-Laramide deformation. Many of the structures hosted by the diorite appear to have better continuity than those hosted by the andesites and rhyolitic volcanics.

7.5 Alteration

Generally, alteration is prominent propylitic alteration, defined by chlorite and epidote that extends 50 to 100 m peripheral to main fluid conduits. Silicification, white phyllosilicates in fractures and minor quartz veinlets are present immediately adjacent to veins and fault structures. The fault structures host mineralization comprising distinct quartz veins and moderate-to-strong pervasive silicification with associated crackle breccia veining. The upper and lower boundaries of mineralized zones are occasionally within faults and are usually marked by clay gouge zones with common milled clasts. The milled clasts comprise wall rock and white quartz vein fragments, indicating that these faults experienced significant movement post-mineralization. The footwall contact of the fault zone commonly has a clay gouge contact, and local crackle brecciation and silicification that overprints earlier propylitic alteration in the diorite to granodiorite. Patchy silicification, minor quartz veinlets, and fracturing are occasionally present more proximal to the structure, and local, weakly developed argillic alteration may also be present.

Panuco Project	Page 80
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

In 2020, Vizsla retained the services of Scott Halley to analyze and interpret Panuco's extensive assay database. A database consisting of over 33,400 core samples and over 3,700 rock samples was used in the analysis with the main objective of characterizing rock compositions and alteration assemblages. The main alteration mineral determined outboard the veins were albite, chlorite and sericite, whereas the main alteration minerals within the veins were adularia and sericite (Halley, 2020).

7.6 Mineral Petrology

In 2021 Vizsla commissioned Applied Petrologic Services & Research, Wanaka, New Zealand, to carry out a petrographic and fluid inclusion study on 14 samples (one from each of Animas and Cordon del Oro, three from Tajitos, and nine from Napoleon) (Coote, 2021a). Coote's findings indicate sustained hydrothermal fluid flow evidenced by fracture-fill multi-stage silica and breccia cement due to a penetrative and long-lasting structurally focused fracturing and brecciation. Evidence of boiling conditions, an environment conducive to epithermal precious metal mineralization, is indicated by fluid inclusion assemblages in quartz. Further evidence of boiling conditions is the presence of adularia, bladed quartz pseudomorphs after calcite and colloform banding of the fracture-filled and locally brecciated vein assemblages. Bladed carbonate, ferrous, manganoan, and calcitic-rich carbonates proximal to drusy quartz also indicate a successive emplacement of later hydrothermal fluids evidencing a long-lasting system for emplacement of epithermal veins.

The following petrologic features apply to the Animas, Cordon del Oro, Cinco Señores and Napoleon vein corridors. They are important in defining base- and precious-metal mineralization of the low-sulphidation, epithermal environment:

  Sphalerite, galena, chalcopyrite, tennantite/tetrahedrite and minor amounts of bornite comprise base-metal sulphide and sulphosalt mineralogy enclosed by interstitial multi-phase, mosaic-drusy quartz and pyrite.

  Very-fine to ultra-fine-grained chalcopyrite is concentrated as inclusions within sphalerite margins and partly defines internal zoning.

  Supergene chalcocite and covellite locally replace chalcopyrite, bornite, and tennantite/tetrahedrite.

Furthermore, multiple stages of base-metal sulfides and sulphosalts are present, filling cavities and fractures within brittle, deformed pyrite and mosaic-drusy quartz, which form in places cemented-to-brecciated pyrite. Galena, chalcopyrite, and tennantite-tetrahedrite solid solution (ss) are present, filling, and cementing fracturing and brecciation of coarse-grained, and locally more-voluminous sphalerite. Multiple stages of base-metal sulfides are ductile-to-brittle deformed and recrystallized in relation to tectonic and hydrothermal overprinting.

Panuco Project	Page 81
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Precious-metal mineralogy as acanthite, proustite, native gold, electrum, and native silver occur in close-spatial and interpreted-temporal association with base-metal sulfides and sulphosalts. Native gold and electrum are interstitial to and occurs as inclusions in mosaic-drusy quartz. Furthermore, pyrite and base-metal sulfides and silver sulphosalts (pyrargyrite-proustite ss) occur as intergrowths with acanthite; pyrargyrite-proustite ss are best represented in the Animas, Cordon del Oro, and Cinco Señores vein corridor.

Additionally, Cinco Señores hosts acanthite, native gold and electrum occurring interstitial to fluorite and mosaic quartz in fracture-fill/breccia cement assemblages. Native silver also fills cavities and microfractures within mosaic quartz. Native gold is also relict as intergrowths and inclusions within pyrite altered to supergene goethite and hematite in rock from Cinco Señores.

Coote (2021b) also conducted a fluid inclusion study using microthermometric data from the Animas, Cordon del Oro, Cinco Señores, and Napoleon vein corridors. The homogenization temperatures determined from fluid-inclusion microthermometry on quartz minerals within fracture-fill/breccia cement, are consistent with epithermal temperatures reported for other deposits elsewhere in Mexico. Furthermore, salinities calculated from freezing temperatures are low, consistent with diluted fluids and typical of epithermal precious-metal deposits. The temperatures and salinities determined for quartz-hosted fluid inclusions associated with silver and gold mineralization in Panuco range from 196°C to 293°C and 1.9 to 3.1 wt.% NaCl Equivalent. Temperature and salinity ranges, gangue mineralogy (adularia-quartz) and hydrothermal alteration in Panuco veins are consistent with typical low- to intermediate-sulfidation epithermal types of deposits. Contrasting concentrations of base metals (moderate to very low) and silver/gold ratios (<100 to >150) between Napoleon and Copala, point to distinct fluid compositions; intermediate sulfidation for Napoleon and low sulfidation for Copala.

Panuco Project	Page 82
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

8 DEPOSIT TYPES

8.1 Deposit Model

Mineralization in Panuco occurs in veins and mantos with mineralogical characteristics, alteration assemblages, temperature, and salinities typical of low to intermediate sulfidation epithermal deposits. Because of the region's long and complex magmatic, deformation, and hydrothermal history, the Panuco Project has the potential to host other deposit styles. Late Cretaceous to Paleocene batholiths that intrude the Tarahumara Formation rocks in Panuco, are prospective for porphyry copper and molybdenum deposits elsewhere in the SMO. Late Cretaceous-Eocene plutons that intrude basement metasediments and limestones are prospective for gold-rich and polymetallic skarns and replacement deposits. However, the mineralized structures that are exposed and that have been explored to date in the property are only the epithermal silver and gold veins that were developed or reactivated during the extensional tectonics of the SMO volcanic arc.

8.2 Epithermal Systems

Epithermal deposits form at depths of 1.0 to 1.5 km in volcanic-hydrothermal and geothermal environments. They define a spectrum with two end members, low and high sulfidation (Hedenquist et al., 2000). Figure 8-1 shows the genetic model for epithermal deposits proposed by Hedenquist et al., (2000). Low and Intermediate sulfidation deposits form part of the epithermal spectrum. Their genesis is complex due to the participation of fluids with meteoric and magmatic origin during their formation and the fluid evolution during water-rock interactions. According to several authors, the fluids that formed the Mexican epithermal deposits represent a mixture of fluids with diverse origins varying from meteoric to magmatic (Simmons et al., 1988; Benton, 1991; Norman et al., 1997; Simmons, 1991; Albinson et al., 2001; Camprubí et al., 2006; Camprubí and Albinson, 2007). Mineral deposits in Panuco exhibit characteristics of the low-to-intermediate sulphidation types of deposits.

Epithermal deposits typically consist of fissure veins and disseminations with gold, silver, and base metals concentrations. Most low sulfidation epithermal deposits form as open-space filling of faults and fractures resulting in vein deposits. Some gold deposits occur as replacements or disseminations in permeable host rocks, particularly the high-sulfidation types. Epithermal deposits are more common in extensional settings in volcanic island and continent margin arcs. Due to its relatively shallow deposition level within the Earth's crust, most epithermal deposits are preserved in Tertiary or younger volcanic rocks. Mineral deposition in the epithermal environment occurs due to complex fluid boiling and mixing processes that involve cooling, decompression, and degassing. Veins in Panuco contain adularia and colloform banded quartz, representing strong evidence of fluid boiling during mineral deposition.

Historically, epithermal gold and silver deposits are an important part of the world's precious metal budget. Approximately 6% and 16% of the world's gold and silver have been produced from epithermal deposits. These deposits are significant in Mexico. Mineable epithermal vein deposits range from 50,000 to more than 2,000,000 tonnes in size, with typical grades ranging from 1 to 20 g/t Au and 10 to 1,000 g/t Ag. Locally exceptional, or "bonanza" grades above 20 g/t Au can be important contributors to many gold deposits. Lead and zinc are also important contributors to epithermal deposits' low- and intermediate-sulphidation classes. Veins that host mineralization are about several kilometers long; however, economic mineralization is present in plunging mineralized shoots with dimensions of tens of meters to hundreds of meters or more. Single veins commonly host multiple ore shoots. The wide range of tonnage and grade characteristics make these deposits attractive targets for small and large mining companies.

Panuco Project	Page 83
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Quartz veins are typical hosts for low and intermediate sulphidation mineralization, and these veins have characteristic alteration assemblages that indicate temperatures of deposition between 100°C and 300°C. These alteration assemblages include quartz, carbonates, adularia white phyllosilicates, and barite in the veins; illite, adularia, smectite, mixed-layer clays, and chlorite proximal to the vein walls; and distal chlorite, calcite, epidote, and pyrite more peripherally. Also, unmineralized but related, steam-heated argillic alteration and silica sinters may be present above, or above and laterally from, the veins.

Vein textures are also important guides for targeting low-and intermediate-sulphidation mineralization. Quartz commonly occurs with cockade and comb textures, as breccias; as microcrystalline, chalcedonic, and colloform banded quartz; and as bladed or lattice quartz. Bladed or lattice quartz forms by replacing bladed calcite formed from a boiling fluid and is a diagnostic indication of the level of boiling in a vein.

Ore minerals include pyrite, electrum, gold, silver, argentite, acanthite, silver sulphosalts, sphalerite, galena, chalcopyrite, and/or selenide minerals. In alkalic host rocks, tellurides, vanadium mica (roscoelite), and fluorite may be abundant, with lesser molybdenite. These mineralized systems have strong geochemical signatures in rocks, soils, and sediments and Au, Ag, Zn, Pb, Cu, As, Sb, Ba, F, Mn, Te, Hg, and Se may be used to vector to mineralization.

Figure 8-2 shows the associated alteration components of epithermal systems and mineralization.

Panuco Project	Page 84
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 8-1: Genetic Model for Epithermal Deposits

Source: Hedenquist et.al., 2000.

Panuco Project	Page 85
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 8-2: Schematic of Alteration and Mineralization in Low Sulphidation Precious Metal Deposits

Source: Hedenquist et al., 2000.

Panuco Project	Page 86
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

9 EXPLORATION

9.1 Introduction

Vizsla commenced exploration on the Project in July 2019. Surface exploration to date has included geological mapping, rock geochemical sampling, geophysical surveys, and diamond drilling (see Section 10).

9.2 Geological Mapping

Geological mapping and prospecting are key ongoing processes in exploring and understanding the geology of the Panuco Property. Mapping is conducted on a reconnaissance scale with detailed scale testing. Mappers generally use a 1:1,000 scale and, in notable outcrops, 1:500 scale. The 1:1,000 scale geological mapping completed as of December 2023 is shown in Figure 9-1. Mapping of the district covered 4,800 ha mapped out of a total of 7,189.5 ha held by the company, which represents 67% of the total area mapped.

Figure 9-1: Panuco District Mapped Areas at 1:1,000 Scale as of December 2023

Source: Vizsla, 2024. Panuco project claims effective 2024, San Enrique and Santa Fe claims excluded.

Panuco Project	Page 87
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

9.3 2019-2021 Rock Geochemistry

Rock sampling is usually conducted in conjunction with geological mapping and prospecting. Geologists take chip, float, outcrop samples (including channels), and underground sampling where it is safe to do so. Table 9-1 outlines the rock and soil geochemistry sampling done by Vizsla from 2019 to 2021. The locations of these samples are shown in Figure 9-2.

Overall, 3,777 rock samples were collected from surface and underground exposures. The lithology, alteration, and structure of outcrop and underground exposures are mapped to determine controls on mineralization. To the degree possible, samples were oriented perpendicular to mineralized structures and variations in mineralization and are sampled separately. At least one sample on either side of the mineralized structure was also collected. Samples are collected as continuous chip channel, with minimum sample lengths ranging from 30 cm to 1.5 m. The sample length and the width of the chipped channel, typically 10 to 15 cm, are recorded along with the sample's estimated true width.

Sampling can be carried out by geologists or trained field assistants under the direct supervision of a geologist. All the chips of the channel sample are collected on a tarp. Once the sample has been collected, the sample is mixed by folding the tarp in half in four different directions, rolling the material over itself and thus homogenizing the sample material. One-quarter of homogenized sample is poured into a labelled sample bag containing the uniquely labelled sample ticket. In the case of field duplicates, a second quarter of that sample (from the opposite quadrant) is then poured into a second labelled sample bag with a uniquely labelled sample ticket. Bags are sealed with a plastic cinch cable tie, and sample bags are transported to Vizsla's secured warehouse.

Table 9-1: Summary of Surface and Underground Rock and Soil Geochemistry Samples between 2019 and 2021

Location	Sample Type	Sample Count
Surface	Chip	100
	Float	46
	Mine Outcrop	156
	Channel	2,686
	Total surface	2,988
Underground	Underground	789
Total		3,777

Panuco Project	Page 88
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 9-2: Surface Sampling at Panuco Project between 2019 and 2022

VIZSLA SILVER CORP
400000
405000
410000
415000
La Bomba
Animas – Refugio vein system
La Muñeca
San Antonio
Napoleon vein
El Muerto
4 de Mayo
Cruz Negra
Cordón del Oro
San Carlos
La Luisa
Tajitos – Copala – Cristiano structures
0
2
4 km
LEGEND
Geology
Rhyolite Flow Dome
Andesite
Andesitic Breccia - Rhyolitic Breccia
Porphyritic Andesite
Rhyolite - Ignimbrite
Rhyolite & Andesite Flows
Rhyolitic Breccia - Ignimbrite
Porphyritic Rhyolite
Dacite
Diorite
Granite - Granodiorite
Metasediments
Other
Veins
Faults
Vizsla Property Boundary
Toll Highway
Federal Highway
Outcrop Samples
> 500 AgEq g/t
250 - 500 AgEq g/t
100 - 250 AgEq g/t
50 - 100 AgEq g/t
0 - 50 AgEq g/t

Source: Vizsla, 2023. Panuco project claims effective 2023, San Enrique and Santa Fe claims excluded.

9.4 Geophysics

Geophysics has been a tool to help identify targets on the Panuco Property. Silverstone flew helicopter airborne magnetics in 2016, and Vizsla has conducted airborne and ground surveys since 2019.

Panuco Project	Page 89
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Silverstone conducted an airborne magnetic survey over Panuco property in 2016. The main magnetic high corresponded well with the mapped micro-diorite and showed a potential offset. The micro-diorite is the main host rock in the Napoleon area but is covered by an andesite-to-rhyolitic tuff package in the other vein areas. Figure 9-3 shows the airborne reduced-to-pole (RTP) magnetic survey results from 2016 with interpreted offset in the micro-diorite.

In April and May of 2021 Zonge International was contracted to complete a trial ground Fixed Loop Electromagnetic survey (FLEM) or ground EM and a drone Magnetic Survey over the Napoleon - Cinco Señores corridor. FLEM detects massive sulphide mineralization by running a current through a large loop of wire laid on the ground to induce a magnetic field in the earth. As the weakening magnetic field moves through the earth it sets up a circulating electrical field in the shape of any massive sulphide body that it passes through. This new electrical field in turn weakens, setting up a secondary magnetic field that is measured on surface. Geophysicists with modern computer programs can back calculate (inverse modelling) the shape of the conducting massive sulphide and model a 3D "plate" representing the source of the anomaly.

The trial FLEM survey covered target zones within an area of approximately 1.5 km by 2 km over the Cinco Señores and Napoleon Corridors. The survey results showed that modelled EM plates fit with mineralization drilled at the Napoleon discovery and culminated with the discovery of the Josephine vein located west of Napoleon. In addition, five new priority conductive trends were modelled along with many more subtle anomalies.

The drone magnetic survey was conducted over 205-line km, at 50-m line spacings and a nominal height of 50 m (Figure 9-4). The test area was over the Napoleon trend, and thus the line orientation was chosen to be at 45° to try and intersect the vein corridor orthogonally.

Four different products were delivered from the drone magnetic survey: an RTP map, an analytical signal (AS) map, a residual-signal (RES) map and a first vertical derivative (1D) map. The results from the RTP fit well with Vizsla mapping of the micro-diorite. While the concept of the Napoleon vein being in a magnetic low trend is not completely clear in the RTP data, it becomes more apparent in the AS data, as those tend to plot the magnetic features clearly over their source regions.

In addition to the magnetic surveys, Vizsla has been collecting magnetic susceptibility readings from most of the drill core. These data have been compiled in Excel tables, and each drill hole has a downhole graph of the susceptibility readings. These graphs have been included in the compilation of the drilling cross-sections and are often very useful in distinguishing rock types.

Panuco Project	Page 90
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 9-3: Airborne Magnetics RTP from 2016 with Known Veining and Possible Fault Offset Shown in Diorite

Source: Maunula and Murray, 2022.

Panuco Project	Page 91
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 9-4: Results from 2021 Airborne Magnetics RTP Geophysical Survey Over the Napoleon Area

Source: Maunula and Murray, 2022.

9.5 2023 LiDAR Survey

A LiDAR survey was completed by Eagle Mapping Ltd., based in Langley, B.C. in June of 2022 and was received by Vizsla in August of 2022. The LiDAR survey covering approximately 6,200 ha of the property was to be utilized in geologic-resource modelling and future planning of mine and plant infrastructure. Additionally, these high-resolution products (elevation model and orthophotos) are being used to support lithology and structural mapping activities, and as a prospecting tool to find vein outcrops and old mine workings covered by vegetation.

9.6 2022 Surface Sampling

Surface sampling at Panuco in 2022 totalled 1,202 rock samples (Table 9-2 and Table 9-3). The location of these samples is shown in Figure 9-5. The sampling follows the same procedure outlined in Section 9.3.

Panuco Project	Page 92
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Of these samples, 838 were analyzed at ALS Minerals laboratory by Au-AA23 and ME-ICP61 multi-element package and provided to the authors in Excel format. Over limits used Ag-OG62 and GRA21. Sampling followed standard best practice procedures, including the insertion of control samples. Assays ranged from below detection limit to 31 g/t Au and 1,660 g/t Ag.

Furthermore, 364 samples were analyzed at an SGS laboratory by Au-GE-FAA30V5 and GE-CP40Q12 multi-element package and provided to the authors in Excel format. Over limits used Ag-GO-FAG37V. Assays ranged from below detection limit to 4.35 g/t Au and 399 g/t Ag. The results from this testing helped guide subsequent drill targeting.

Table 9-2: Panuco Project Surface Samples in 2022

Panuco Project 2022 Surface Sample Type
Sample Type	Number of Samples
Float Grab	24
Outcrop Channel	1,157
Outcrop Grab	1
Mine Channel	6
Mine Dump	6
Mine Outcrop	8
Total	1,202

Table 9-3: Selected High-Grade Samples Taken During 2022 Surface Exploration

Panuco Project 2022 Surface Sample Highlights
Sample_ID	Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)	Sample Type
E958352	3.24	594	1,170	1,155	Outcrop Channel
E958366	2.79	575	6,190	1,435	Outcrop Channel
E958312	3.79	29.8	49,000	21,700	Outcrop Channel
E958507	7.72	26	10	42	Outcrop Channel
E958822	8.16	510	113	66	Outcrop Channel
E958286	4.25	244	398	911	Outcrop Channel
E958951	8.99	342	168	58	Outcrop Channel
E959024	4.28	576	576	784	Outcrop Channel
E959027	2.80	1,420	1,955	2,860	Mine Dump
E959262	31.00	54.2	1,100	838	Mine Outcrop
E959271	4.43	307	268	513	Outcrop Channel
E959272	2.52	399	1,997	768	Float Grab

Panuco Project	Page 93
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 9-5: Surface Sampling at Panuco Project in 2022

N
LEGEND
RESOURCES
Interpreted Veins
ROCK CHIP SAMPLES
> 1,000 g/t AgEq
500 - 1,000 g/t AgEq
200 - 500 g/t AgEq
100 - 200 g/t AgEq
25 - 100 g/t AgEq
< 25 g/t AgEq
OTHER
Federal Highway
Vizsla Property
0
1.25
2.5
Kilometers
VIZSLA
SILVER CORP.

Note: AgEq =Ag*0.93+Au*0.9*1800/24+Pb*0.94*1.1*31.1035/453.592/24+Zn*0.94*1.35*31.1035/453.592/24).

Source: Vizsla, 2023. Panuco project claims effective 2023, San Enrique and Santa Fe claims excluded.

9.7 2023 Surface Sampling

Surface sampling at Panuco in 2023 totalled 638 rock samples (Table 9-4 and Table 9-5). The locations of these samples are shown in Figure 9-6. The sampling follows the same procedure outlined in Section 9.3.

These samples were analyzed at ALS Minerals laboratory by Au-AA23 and ME-ICP61 multi-element package and provided to the QP in Excel format. Over limits used Ag-OG62. Sampling followed standard best practice procedures, including the insertion of control samples. Assays ranged from below detection limit to 5.9 g/t Au and 939 g/t Ag. The results from this testing helped guide subsequent drill targeting.

Panuco Project	Page 94
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 9-4: Panuco Project Surface Samples in 2023

Panuco Project 2023 Surface Sample Type
Sample Type	Number of Samples
Float Grab	10
Outcrop Channel	613
Outcrop Grab	3
High Grade Grab	1
Mine Dump	7
Mine Outcrop	4
Total	638

Table 9-5: Selected High-Grade Samples Taken During 2023 Surface Exploration

Panuco Project 2023 Surface Sample Highlights
Sample_ID	Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)	Sample Type
E959649	4.731	939	409	320	Outcrop Channel
E959743	1.783	539	1,067	980	Outcrop Channel
E959806	2.426	777	696	985	Outcrop Channel
E959809	1.537	428	11,100	4,510	Float Grab
G562569	0.833	392	136	464	Outcrop Channel
G562571	1.589	383	91	60	Outcrop Channel
G562578	4.991	771	300	490	Outcrop Channel
G562584	1.551	307	1,598	2,144	Mine Dump
G562586	1.349	340	280	620	Mine Dump
G562587	5.187	184	310	354	Mine Outcrop
G562667	4.092	111	88	129	Outcrop Channel
G562668	5.913	55	18	19	Outcrop Channel
G562671	2.977	939	589	997	Outcrop Channel
G562882	6.06	396	61	183	Outcrop Channel
G562940	2.073	83	5,374	493	Outcrop Channel
G562964	1.546	720	8,510	17,000	Mine Outcrop
G566549	4.282	405	185	126	Outcrop Channel
G566567	3.191	238	2,629	3,810	Mine Dump
G566568	2.054	99	3,897	7,133	Mine Dump
G566619	0.062	323	200	175	Outcrop Channel

Panuco Project	Page 95
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 9-6: Surface Sampling at Panuco Project in 2023

Note: AgEq =Ag*0.93+Au*0.9*1800/24+Pb*0.94*1.1*31.1035/453.592/24+Zn*0.94*1.35*31.1035/453.592/24).

Source: Vizsla, 2024. Panuco project claims effective 2024, San Enrique and Santa Fe claims excluded.

9.8 2024 Surface Sampling

As of June 18, 2024, a total of 5,024 rock samples had been collected through surface sampling at Panuco (Table 9-6 and Table 9-7). The locations of these samples are shown in Figure 9-7. The sampling follows the same procedure outlined in Section 9.3.

Of these samples, 4,001 samples were analyzed at an SGS laboratory by Au-GE-FAA30V5 and GE-CP40Q12 multi-element package and provided to the QP in Excel format. Over limits used Ag-GO-FAG37V. Sampling followed standard best practice procedures, including the insertion of control samples. Assays ranged from below detection limit to 8.2 g/t Au and 939 g/t Ag.

Panuco Project	Page 96
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

A further 1,023 samples were analyzed at ALS Minerals laboratory by Au-AA23 and ME-ICP61 multi-element package and provided to the QP in Excel format. Over limits used Ag-OG62 and GRA21. Assays ranged from below detection limit to 38.2 g/t Au and 2,920 g/t Ag. The results from this testing guided subsequent drill targeting.

Table 9-6: Panuco Project Surface Samples Collected in 2024 (Through June 18)

Panuco Project 2024 Surface Sample Type
Sample Type	Number of Samples
Rock Chip	4
Float Grab	3
Mine Dump	1
Outcrop Channel	304
Outcrop Grab	1
Total	313

Table 9-7: Selected High-grade Samples Collected during 2024 Surface Exploration (Through June 18)

Panuco Project 2024 Surface Sample Highlights
Sample_ID	Au g/t	Ag g/t	Pb ppm	Zn ppm	Sample Type
G566821	4.25	427	85	40	Outcrop Channel
G566588	1.79	417	6612	555	Float Grab
G566878	2.85	396	363	31	Outcrop Channel
G566893	2.88	259	103	203	Outcrop Channel
G566586	8.16	91	637	550	Float Grab
G575168	2.52	66	72	306	Outcrop Channel
G575057	2.38	23	21	55	Outcrop Channel

Panuco Project	Page 97
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 9-7: Surface Sampling at Panuco Project in 2024, (Through June 18)

Note: AgEq =Ag*0.93+Au*0.9*1800/24+Pb*0.94*1.1*31.1035/453.592/24+Zn*0.94*1.35*31.1035/453.592/24).

Source: Vizsla, June 2024. Panuco project claims effective 2024, San Enrique and Santa Fe claims excluded.

Panuco Project	Page 98
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

10 DRILLING

10.1 Introduction

Since initiating drilling on the Property in November 2019, Vizsla has conducted several significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. As of the September 2024 data cut-off date for the current MRE, Vizsla had completed 1,012 drill holes totaling 383,017.22 m and collected 57,680 assays. Vizsla has continued to drill at the Project since the data cut off for the Mineral Resource Estimate. Drilling completed subsequent to the MRE has consisted of exploration drilling on targets outside of the MRE areas and comprises an additional 40 drill holes totalling 13,365 m and 1,571 assays. As of July 24, 2024, Vizsla had completed 1,052 drill holes totaling 396,382.22 m and collected 59,251 assays.

Pattern drilling on target vein structures has primarily been completed on 100 m and 50 m centers. Drilling completed in late 2023 and 2024 was centred on the western portion of the district, primarily focused on infill drilling at 50 m centers to upgrade resources within the Copala and Napoleon areas.

Diamond drill holes (DDH) are generally oriented to test structures perpendicular to their strike. Holes are typically HQ diameter, with reduction to NQ diameter when ground conditions necessitate it. Drill-hole collars are surveyed by Trimble differential GPS and Total Station. Downhole orientations of drill-hole azimuth, inclination, and total magnetic field are recorded by a magnetic survey instrument every 50 m downhole. A magnetic declination of 7° was used for correcting drill-hole azimuths. Drillhole geology is recorded for lithology, alteration, mineralization, structures, and veins. Furthermore, drillhole recovery and RQD are recorded for all drilled intervals.

Panuco Project	Page 99
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 10-1: Summary Drilling Conducted by Vizsla on the Panuco Project, through July 2025

Year	Drill-Hole Start	Drill-Hole Finish	Drill-Hole Count	Target Corridor	Length Drilled (m)
2019	AM-19-1,1A	AM-19-2	3	Animas	820.50
2019 Total			3		820.50
2020	AM-20-3	AM-20-25	23	Animas	6,738.25
2020	CO-20-01	CO-20-28	28	Cordon del Oro	6,432.05
2020	CS-20-01	CS-20-14	14	Copala - Tajitos	2,927.10
2020	NP-20-01	NP-20-63	64	Napoleon	12,546.02
2020 Total			129		28,643.42
2021	AM-21-26	AM-21-39	14	Animas	4,438.50
2021	CO-21-29	CO-21-50	22	Cordon del Oro	6,275.55
2021	CS-21-15	CS-21-117	104	Copala - Tajitos	34,769.35
2021	NP-21-64	NP-21-246	180	Napoleon	54,759.15
2021 Total			320		100,242.55
2022	AM-22-40	AM-22-55	16	Animas	6,588.90
2022	BO-22-01	BO-22-07	7	Broche de Oro	2,309.80
2022	CO-22-51	CO-22-80	30	Cordon del Oro	7,225.80
2022	CS-22-118	CS-22-252	135	Copala - Tajitos	52,045.10
2022	NP-22 243	NP-22-351	109	Napoleon	53,412.80
2022 Total			297		121,582.4
2023	AM-23-56	AM-23-63	8	Animas	2,548.50
2023	COP-2023-001	COP-2023-005	5	Cordon del Oro	1,866.00
2023	CS-23-253	CS-23-335	86	Copala - Tajitos	52,083.65
2023	NP-23-352	NP-23-426	75	Napoleon	40,926.80
2023	NAP-2023-001	NAP-2023-006	6	Napoleon	2,375.70
2023 Total			180		99,800.65
2024	AM-24-64	AM-24-77	14	Animas	4,401.50
2024	CS-24-336	CS-24-404	69	Tajitos - Copala	23,879.50
2024	NP-24-427	NP-24-442	16	Napoleon	8,885.20
2024 Total			99		37,166.20
2025	AM-25-78	AM-25-90	13	Animas	3,321.00
2025	CS-25-405	CS-25-413	9	Tajitos - Copala	3,216.00
2025	NP-25-443	NP-25-444	2	Napoleon	1,589.50
2025 Total			24		8,126.50
Total			1,052		396,382.22

Panuco Project	Page 100
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 10-1: Resource Models and Location of Drill Holes on the Panuco Project from 2019 - September 2024

Note: Drillhole collars as black circles, drillhole traces as orange lines, MRE vein models colored by zone. Source: SGS, 2024.

10.2 2019 Drilling

In November 2019, Vizsla began drilling on the Panuco Project along the Animas-Refugio corridor, near the La Pipa and Mariposa mine areas. A total of 820.50 m was completed across three drill holes in 2019. The three drill holes targeted the La Pipa structure to test below the old historic ore shoot. The results showed low-grade mineralization with narrow widths, and no further test work was carried out.

Drill holes AMS-19-01A and AMS-19-02 were drilled to test the downdip extension of the La Pipa ore shoot that has seen extensive mining. The first hole intersected historic workings and a footwall vein over 5.5 m at 135.0 m downhole. Deeper in the hole a 2.0 m wide quartz-amethyst vein was intersected at 241.5 m downhole. The second hole was completed 77.0 m down dip on the same section and intersected a shallow hanging wall vein with 3 m grading 125.3 g/t Ag and 0.59 g/t Au and a zone of low-grade veinlets in the projection of the Animas Vein.

Panuco Project	Page 101
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

10.3 2020 Drilling

Drilling for 2020 totalled 28,643.42 m in 129 drill holes (Figure 10-2). The four main corridors of Napoleon, Cinco Señores, Cordon del Oro, and Animas-Refugio were tested.

In January 2020, drilling resumed at the Mariposa mine area, another historically mined area. Other targets along the Animas-Refugio corridor included, from south to north, the Mojocuan, San Carlos, Paloma, and Honduras veins.

Drilling at the Napoleon corridor began in June 2020. A total of 64 drill holes were completed, totalling 12,546.02 m, testing the central portion of the north-south-trending Napoleon structure, including areas beneath historical mine workings and 650 m north, in the Papayo area.

At the Cordon del Oro corridor, 28 drill holes totalling 6,432.05 m targeted the Mojocuan, San Carlos, and Peralta mine areas, as well as the Aguita Zarca vein.

In the Cinco Señores corridor, 14 drill holes were completed for a total of 2,927.10 m. Drilling focused on the Tajitos vein, where previously unknown workings were encountered in the first four holes.

Highlights of the 2019-2020 drilling are presented in Table 10-2.

Figure 10-2: Resource Models and Location of 2019 - 2020 Drill Holes on the Panuco Project

Notes: Drillhole collars as black circles, drillhole traces as orange lines, MRE vein models coloured by zone. Source: SGS, 2024.

Panuco Project	Page 102
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 10-2: Highlights of the 2019 - 2020 Drilling

Drillhole	From (m)	Down Hole Length (m)	Est. True Width**(m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
AM-20-16*	286.40	6.75	n/a	2.19	231.00	-	-	AM-20-16
Incl.	286.40	1.50	n/a	5.08	821.00	-	-	Incl.
CO-20-13*	60.15	18.15	n/a	3.71	117.90	-	-	CO-20-13
Incl.	61.55	5.95	n/a	10.49	243.80	-	-	Incl.
CS-20-01*	75.90	4.50	n/a	7.29	1,200.60	-	-	CS-20-01
Incl.	78.65	1.15	n/a	16.13	2,209.60	-	-	Incl.
CS-20-02*	110.00	1.15	n/a	4.59	812.50	-	-	CS-20-02
CS-20-06*	96.00	13.50	n/a	4.35	536.00	-	-	CS-20-06
Incl.	96.00	7.55	n/a	7.68	946.80	-	-	Incl.
Incl.	99.00	1.50	n/a	15.00	1,870.00	-	-	Incl.
NP-20-02*	108.60	8.20	n/a	11.06	738.90	-	-	NP-20-02
Incl.	108.60	2.00	n/a	24.90	1,527.50	-	-	Incl.
NP-20-03	76.00	2.50	n/a	9.20	453.80	-	-	NP-20-03
And	102.40	5.10	n/a	8.00	309.30	2.22	4.75	And
Incl.	103.50	1.80	n/a	15.63	186.30	1.12	7.73	Incl.
NP-20-07	69.00	6.00	n/a	66.80	1,808.20	2.99	3.30	NP-20-07
Incl.	69.50	3.70	n/a	107.90	2,889.20	4.80	4.56	Incl.
Incl.	72.35	0.85	n/a	199.00	2,240.00	12.85	3.27	Incl.
NP-20-05	112.35	10.65	n/a	1.34	134.30	0.49	0.91	NP-20-05
Incl.	118.60	1.00	n/a	5.10	719.00	0.71	1.42	Incl.
NP-20-08	173.50	4.50	n/a	2.52	494.90	0.51	1.10	NP-20-08
Incl.	175.00	2.00	n/a	5.22	1,039.00	1.04	2.32	Incl.
NP-20-09	68.00	22.60	n/a	1.05	141.40	0.48	0.83	NP-20-09
Incl.	68.00	1.00	n/a	5.54	619.00	2.55	3.05	Incl.
NP-20-18	141.50	2.50	n/a	3.76	689.50	0.25	0.63	NP-20-18
Incl.	141.50	1.00	n/a	7.96	1,515.00	0.50	1.20	Incl.
NP-20-25	124.70	n/a	15.30	2.02	254.70	0.31	0.61	NP-20-25
Incl.	127.50	n/a	0.70	17.00	2790.00	1.88	3.88	Incl.
And	145.20	n/a	0.73	18.20	1915.00	1.15	1.57	And
NP-20-27	116.55	n/a	2.58	8.70	869.90	0.85	2.02	NP-20-27
Incl.	117.95	n/a	0.74	14.80	1395.00	1.56	3.43	Incl.
And	106.35	n/a	2.01	2.90	415.00	2.01	2.07	And
Incl.	107.25	n/a	0.54	4.83	725.00	0.82	1.24	Incl.
NP-20-42	149.15	n/a	11.02	2.27	180.10	0.44	1.31	NP-20-42
Incl.	163.80	n/a	1.09	13.88	974.80	1.63	5.83	Incl.
NP-20-31	47.05	n/a	3.54	3.75	181.20	0.59	1.52	NP-20-31
NP-20-13	130.35	n/a	3.23	2.57	262.30	1.26	2.00	NP-20-13
NP-20-50	132.40	n/a	1.91	0.96	198.00	1.43	4.53	NP-20-50
Incl.	132.40	n/a	0.69	2.19	477.90	3.67	11.70	Incl.
NP-20-36	184.50	n/a	2.46	1.21	144.30	0.75	2.41	NP-20-36
NP-20-54	317.25	n/a	2.42	18.45	86.50	1.27	3.36	NP-20-54
Incl.	317.25	n/a	0.43	101.00	307.00	2.88	10.50	Incl.
NP-20-49	163.30	n/a	6.00	1.54	63.00	0.23	1.24	NP-20-49
Incl.	168.75	n/a	1.45	5.80	215.90	0.30	3.95	Incl.

Notes: * No material Pb and Zn grades in Aminas, Tajitos, and Copala Mineralization. ** Where intersection estimated true widths are not available, downhole core lengths are presented.

Panuco Project	Page 103
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

10.4 2021 Drilling

Drilling at the Panuco Project in 2021 totalled 100,242.55 m in 318 drill holes (Figure 10-3). The drilling focused along the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 102 drill holes, respectively (Table 10-3). Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor. Highlights of the 2021 drilling are presented below.

At Napoleon, infill and delineation drilling focused on denser drilling to inform the Mineral Resource estimate and expand the structure's strike length. The Josephine vein, a subparallel system to Napoleon which was identified initially as an electromagnetic geophysical target, was first intersected in Hole NP-21-132, leading to additional targeting in the area and its inclusion in the Mineral Resource Estimate. Further drill testing included the Cruz Negra and Alacran vein areas.

Drilling at the Tajitos vein area focused on delineation and infilling, with additional exploration drilling to the north. The Tajitos resource drilling led to the discovery of the Copala vein -- a relatively thick subhorizontal structure on the Tajitos northeastern extent. Other exploration drilling along the Cinco Señores corridor included the Cinco Señores and Colorada veins to north of Tajitos.

In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the Mineral Resource Estimate, in addition to the Peralta and Cuevillas veins.

Drilling at the Cordon del Oro corridor targeted the San Antonio structure included in the Mineral Resource Estimate, in addition to exploration near the Aguita Zarca vein.

Figure 10-3: Resource Models and Location of Drill Holes on the Panuco Project from 2021

Notes: Drillhole collars as black circles, drillhole traces as orange lines, MRE vein models coloured by zone. Source: SGS, 2024.

Panuco Project	Page 104
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 10-3: Highlights of the 2021 Drilling

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width** (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)
Napoleon Trend
NP-21-84	238.50	248.20	9.70	7.58	1.06	58	0.47	1.28
Inc.	246.00	246.85	0.85	0.66	2.89	235	1.26	3.03
NP-21-89	92.00	108.80	16.80	10.30	3.13	356	0.80	0.81
Inc.	94.80	95.15	0.35	0.21	1.66	398	20.00	4.49
And	100.05	100.50	0.45	0.28	21.00	1,070	0.43	4.14
And	106.75	107.60	0.85	0.52	13.95	3,150	0.76	1.33
NP-21-90	192.30	194.75	2.45	1.92	7.28	106	0.70	2.87
Inc.	192.30	194.15	1.85	1.45	9.39	131	0.76	3.15
NP-21-91	248.40	250.50	2.10	1.61	1.10	110	1.29	2.19
NP-21-93	63.25	64.90	1.65	1.09	2.09	85	0.15	0.36
NP-21-94	221.90	228.70	6.80	4.46	19.99	890	0.71	1.76
inc.	225.10	226.50	1.40	0.92	91.91	3,804	1.50	3.48
NP-21-95	56.10	60.50	4.40	1.67	1.17	132	0.12	0.25
NP-21-99	247.35	259.80	12.45	6.15	5.14	87	0.38	1.37
Incl.	249.75	251.00	1.25	0.62	31.70	113	0.44	1.86
NP-21-102	319.10	328.85	9.75	3.93	1.93	41	0.80	3.10
Incl.	320.65	321.55	0.90	0.36	7.53	113	5.46	21.50
NP-21-104	209.20	213.40	4.20	3.45	25.97	1,275	0.75	3.00
Incl.	209.60	211.60	2.00	1.64	49.26	2,374	0.86	3.50
Incl.	210.20	211.00	0.80	0.66	88.20	5,410	1.02	1.95
NP-21-105	71.65	74.60	2.95	1.61	2.16	354	0.39	2.35
NP-21-107	237.70	242.35	4.65	3.73	2.85	105	0.67	1.44
Incl.	240.00	241.50	1.50	1.20	4.71	156	0.65	1.79
NP-21-110	128.30	131.70	3.40	2.62	5.51	476	1.49	1.06
Incl.	130.80	131.70	0.90	0.69	14.40	1,545	1.23	2.67
NP-21-112	142.55	155.05	12.50	8.36	5.58	372	0.24	0.94
Incl.	142.55	146.00	3.45	2.31	18.88	1,306	0.73	2.07
Incl.	142.55	144.55	2.00	1.34	31.93	2,243	1.23	3.53
NP-21-114	259.85	263.70	3.85	2.94	2.06	47	0.62	1.76
NP-21-115	99.55	100.00	0.45	n/a	2.24	590	0.97	4.99
NP-21-116	164.25	184.90	20.65	11.34	3.11	88	0.26	2.13
Incl.	164.75	165.55	0.80	0.44	7.04	118	1.76	2.69
And	169.10	170.40	1.30	0.71	12.85	36	0.47	2.17
And	178.90	180.50	1.60	0.88	9.57	618	0.43	1.21
NP-21-116	202.55	213.00	10.45	5.24	4.43	67	1.30	1.13
NP-21-117	205.85	208.50	2.65	1.00	0.76	127	0.21	1.25
NP-21-118	150.20	158.65	8.45	4.87	3.70	112	0.35	1.52
Incl.	150.55	151.15	0.60	0.35	28.90	226	1.95	7.32
And	155.25	156.00	0.75	0.43	6.13	234	0.71	4.16
NP-21-129	63.00	64.65	1.65	n/a	0.84	1,210	0.25	0.70
Incl.	64.35	64.65	0.30	n/a	4.58	5,750	1.34	3.67
NP-21-133	248.25	250.60	2.35	1.46	10.74	188	1.27	3.47
NP-21-135	322.00	324.10	2.10	1.26	0.61	126	0.06	1.66
NP-21-142	289.50	295.70	6.20	3.01	3.62	40	0.80	3.98
NP-21-145	328.40	333.25	4.85	3.40	3.10	110	1.20	1.11
NP-21-148	339.20	340.60	1.40	n/a	6.49	114	0.78	8.02
Incl.	340.00	340.30	0.30	0.11	25.20	365	2.71	22.90

Panuco Project	Page 105
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width** (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)
NP-21-149	210.45	218.60	8.15	5.93	11.35	185	0.49	2.25
Incl.	211.85	214.45	2.60	1.89	33.78	344	1.17	6.30
NP-21-150*	65.25	68.15	2.90	n/a	3.95	34	n/a	n/a
Incl.	66.50	67.70	1.20	n/a	6.77	41	n/a	n/a
NP-21-153*	83.55	85.25	1.70	n/a	6.87	55	n/a	n/a
Incl.	83.55	84.40	0.85	n/a	9.14	86	n/a	n/a
NP-21-154	165.45	169.55	4.10	2.37	0.31	27	0.20	0.70
NP-21-155	248.00	257.00	9.00	6.33	1.79	52	0.17	1.14
Incl.	253.00	256.55	3.55	2.50	3.03	64	0.24	2.42
Incl.	256.00	256.55	0.55	0.39	6.21	58	0.50	3.05
NP-21-157	391.50	401.60	10.10	3.96	1.79	82	0.76	5.22
NP-21-164	354.00	362.65	8.65	6.96	2.12	74	0.40	2.10
Incl.	354.90	358.15	3.25	2.62	3.50	104	0.21	3.95
NP-21-167	351.15	360.02	8.87	4.37	1.26	111	0.96	3.02
Incl.	351.15	359.75	8.60	2.77	1.78	165	1.30	4.21
Incl.	353.30	353.60	0.30	0.15	7.96	988	1.63	15.95
NP-21-168	292.25	306.25	14.00	5.76	0.81	56	0.84	2.55
NP-21-172	362.75	370.50	7.75	7.32	1.34	114	0.21	0.77
Incl.	369.00	370.50	1.50	1.42	2.56	458	0.14	0.50
NP-21-173	108.50	112.20	3.70	n/a	6.80	99	0.20	1.83
Incl.	108.50	109.40	0.90	n/a	26.00	263	0.28	5.40
And	136.05	141.30	5.25	1.83	2.57	277	0.27	3.70
Incl.	136.05	136.80	0.75	0.26	13.95	1,430	0.66	23.30
NP-21-176	167.45	169.50	2.05	1.06	0.66	64	4.37	3.18
And	176.90	177.35	0.45	n/a	18.75	1,090	4.18	8.19
And	216.00	217.50	1.50	n/a	2.41	71	0.36	1.02
NP-21-178	228.15	241.25	13.10	10.69	1.21	220	0.41	0.77
Incl.	237.00	241.25	4.25	3.47	2.81	469	0.66	1.17
NP-21-181	462.00	463.10	1.10	0.74	1.72	9	0.21	0.26
NP-21-183	275.55	276.95	1.40	n/a	3.57	24	1.32	1.57
NP-21-184	358.85	363.25	4.40	1.63	2.69	34	0.19	2.16
NP-21-191	545.20	547.90	2.70	0.80	0.29	148	0.25	3.44
NP-21-192A	143.60	145.50	1.90	1.14	4.75	128	1.20	2.53
NP-21-194	113.65	114.30	0.65	0.39	7.76	286	1.68	3.42
NP-21-198	85.25	88.50	3.25	2.90	0.76	210	2.22	1.84
Tajitos Vein*
CS-21-37*	207.30	209.20	1.90	1.34	7.94	960	-	-
Incl.	207.30	208.50	1.20	0.85	12.05	1,465	-	-
And	223.20	223.90	0.70	n/a	4.16	2,082	-	-
Incl.	223.20	223.50	0.30	n/a	9.01	4,590	-	-
CS-21-41*	226.65	229.50	2.85	2.15	1.09	188	-	-
CS-21-44*	261.25	263.10	1.80	1.38	2.83	527	-	-
Incl.	261.25	262.00	0.75	0.57	3.17	639	-	-
Incl.	313.60	314.70	1.10	n/a	1.78	418	-	-
CS-21-49*	176.05	184.50	8.45	n/a	2.56	304	-	-
Incl.	179.45	181.00	1.55	n/a	8.27	816	-	-
CS-21-50*	251.40	254.30	2.85	1.99	2.46	615	-	-
Incl.	251.40	252.40	1.00	0.70	6.45	1,640	-	-
CS-21-52*	291.75	293.00	1.25	0.86	3.37	315	-	-

Panuco Project	Page 106
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width** (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)
CS-21-60*	334.50	345.20	10.70	6.82	1.40	201	-	-
Incl.	339.80	345.20	5.40	3.44	2.27	308	-	-
Cs-21-66*	175.45	176.80	1.30	n/a	2.47	600	-	-
And	348.30	350.50	2.20	1.50	9.90	2,607	-	-
CS-21-71*	201.50	205.50	4.00	3.84	3.25	901	-	-
Incl.	201.50	203.60	2.10	2.02	5.88	1,618	-	-
CS-21-77*	159.70	160.40	0.70	n/a	5.73	1,115	-	-

Notes: * No material Pb and Zn grades in Mineralization

** Where intersection estimated true widths are not available down hole core lengths are presented.

10.5 2022 Drilling

Drilling for 2022 totalled 113,487 m in 271 drill holes (Figure 10-4) (Table 10-4). The four main corridors of Napoleon, Cinco Señores, Cordon del Oro, and Animas-Refugio were tested.

Drilling at the Napoleon corridor included 106 drill holes tested the Napoleon structure, for 52,306.40 m. At the Cordon del Oro corridor, drilling totalled 4,251.8 m in 19 drill holes. Drilling at the Copala/Tajitos veins included 135 drill holes for 52,045.10 m. Additionally, 4,883.70 m in 11 drill holes were drilled in the Animas-Refugio corridor.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,150 m along strike, 400 m down dip, and remains open to the north and southeast.

At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure.

Other notable discoveries include the Cristiano Vein; marked by high precious metal grades up to 1,935 g/t Ag and 15.47 g/t Au over 1.46 m, located immediately adjacent to Copala and La Luisa Veins, approximately 700 m west of Napoleon which continues to display similar silver and gold zonation as that seen at Napoleon.

Panuco Project	Page 107
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 10-4: Resource Models and Location of Drill Holes on the Panuco Project from 2022

Notes: Drillhole collars as black circles, drillhole traces as orange lines, MRE vein models coloured by zone. Source: SGS, 2024.

Table 10-4: Highlights of the 2022 Drilling

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
CS-22-191*	370.95	374.85	3.90	3.28	14.23	4,804	-	-	Copala FW
NP-22-281	477.50	480.00	2.50	1.40	25.84	3,585	0.32	1.07	Napoleon HW
CS-22-161*	226.10	229.80	3.70	2.65	13.16	2,461	-	-	Copala
CS-22-182*	42.70	44.55	1.85	1.46	15.47	1,935	-	-	Cristiano
NP-22-316	390.00	391.05	1.05	1.00	1.6	2,642	1.87	4.08	Napoleon FW
CS-22-205*	283.00	288.50	5.50	5.30	9.54	2,101	-	-	Copala
CS-22-159*	187.70	192.20	4.50	2.66	8.6	2,011	-	-	Copala FW
CS-22-193*	171.40	184.90	13.50	10.20	10.94	1,404	-	-	Copala
NP-22-258	493.15	498.55	5.40	4.30	11.48	1,139	0.32	0.85	Napoleon
CS-22-154*	124.45	136.50	12.05	9.35	5.44	1,010	-	-	Copala
NP-22-300	347.95	353.85	5.90	3.90	5.28	913	0.15	0.25	Napoleon

Panuco Project	Page 108
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
CS-22-169*	162.95	188.35	25.40	20.45	4.23	780	-	-	Copala
CS-22-191*	348.20	363.10	14.90	12.52	4.93	706	-	-	Copala
CS-22-155*	159.00	174.35	15.35	14.50	3.89	667	-	-	Copala
CS-22-200*	150.00	166.00	16.00	14.24	4.3	632	-	-	Copala
CS-22-173*	256.15	270.90	14.75	14.46	2.9	663	-	-	Copala
NP-22-271	456.05	465.25	9.20	7.00	2.76	223	1.54	5.01	Napoleon HW
NP-22-271	508.05	516.25	8.20	6.24	2.92	393	0.40	0.94	Napoleon

Notes: * No material Pb and Zn grades in Tajitos and Copala Mineralization.

10.6 2023 Drilling

Drilling for 2023 (to September) totalled 60,432.95 m in 103 drill holes (Figure 10-5) (Table 10-5). The main Napoleon and Cinco Señores corridors were tested.

Drilling at the Napoleon corridor included 44 drill holes testing the Napoleon structure, for 25,298.30 m. Drilling at the Copala/Tajitos veins included 59 drill holes for 35,134.65 m.

The 2023 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,700 m along strike and to depths of 450 to 550 m and remains open to the north and southeast.

At Napoleon, drilling throughout 2023 successfully expanded mineralization along strike and down plunge/dip to the south, several vein splays were identified in the hanging wall and footwall of the main structure. Other notable discoveries include the La Luisa Vein and the Molino Vein. La Luisa is a high-grade structure located approximately 700 m west of Napoleon. To date, 44 holes completed at La Luisa have traced mineralization along 1,670 m of strike length and to an average depth of 450 m. Luisa has an average with of 3.21 m and a weighted average grade of 497 g/t AgEq El Molino Vein, situated in between the Copala and Napoleon resource areas, is a near-surface vein that was discovered during preliminary condemnation drilling. El Molino is marked by high precious metal grades up to 1,552 g/t Ag and 8.37 g/t Au over 1.65 m.

Panuco Project	Page 109
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 10-5: Resource Models and Location of Drill Holes on the Panuco Project from 2023 (to September 1, 2023)

Notes: Drillhole collars as black circles, drillhole traces as orange lines, MRE vein models coloured by zone. Source: SGS, 2024.

Table 10-5: Highlights of the 2023 Drilling

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
CS-23-265	380.60	388.95	8.35	5.89	4.24	1,403	-	-	Copala
NP-23-395	657.10	669.30	12.20	11.2	7.14	229	0.34	1.64	La Luisa Main
NP-23-358	501.30	513.90	12.60	5.60	11.13	257	0.42	2.03	La Luisa Main
CS-23-254	535.40	538.30	2.90	2.14	22.46	1,319	-	-	Copala
CS-23-253	295.40	297.50	2.10	2.10	10.91	1,920	-	-	Copala
CS-23-304	468.00	471.30	3.30	2.80	6.80	1,366	-	-	Copala
CS-23-290	557.80	588.70	30.90	5.05	3.48	565	-	-	Copala 2
NP-23-359	80.00	82.05	2.05	1.65	8.37	1,552	0.47	1.22	El Molino
NP-23-391	526.15	528.20	2.05	1.90	7.37	908	1.62	4.91	Napoleon FW2
NP-23-362	618.25	626.30	8.05	3.05	5.82	372	2.15	3.15	La Luisa HW 2

Note: * Table of Top 10 Drill Composites of 2023, ordered from highest to lowest grade AgEq (see press release dated December 19, 2023).
** No material Pb and Zn grades in Tajitos and Copala Mineralization.

Panuco Project	Page 110
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

10.7 2024 Drilling (to September 9, 2024)

Drilling for 2024 (to September 9) totalled 31,927.70 m in 83 drill holes (Figure 10-6) (Table 10-6). The main Napoleon and Cinco Señores corridors were tested.

Drilling at the Napoleon corridor included 16 drill holes testing the Napoleon structure, for 8,885.20 m. Drilling at the Copala/Tajitos veins included 67 drill holes for 23,042.50 m.

The 2024 drilling was centred on the western portion of the district, primarily focused on infill drilling at 50 m and 25 m centers to upgrade resources within the Copala and Napoleon areas.

At Copala, infill drilling in the north-central zone targeted the main Copala structure, with some holes also intersecting the Copala 3 and Copala 4 veins. Infill drilling assay results confirmed the continuity of high-grade silver and gold mineralization within modelled mineralized shoots. The Copala 3 structure sits between 10-45 meters to the east of Copala main, on the hanging-wall side of the structure. Copala 3 is demonstrating good continuity, and some holes have intersected high-grade mineralization.

At Napoleon, infill drilling assay results confirmed additional high-grade silver and gold values particularly in the shallow dipping Hanging Wall 4 (HW4) vein. The HW4 vein dips to the east at shallow angle (35° to 55°) and is situated on the hanging wall of main Napoleon vein (the vein splits off from Napoleon main vein) and it remains open to the east particularly in its southern extent where the vein shows higher silver and gold grades. The vein is typically narrow
(1.00 m in average) but at some locations it develops cymoid loops with more than one vein intercept as seen in holes NP-24-429 and NP-24-436.

Drilling at La Luisa focused on infill holes within high-grade shoots of the La Luisa and Footwall vein splay.

The discovery of the El Molino vein in 2023 occurred approximately 250 m west of the Copala and Tajitos veins, but new interpretations and drilling confirmed that the vein extends southwest and intersects with Napoleon.

Panuco Project	Page 111
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 10-6: Resource Models and Location of Drill Holes on the Panuco Project from 2024 (to September 9, 2024)

Notes: Drillhole collars as black circles, drillhole traces as orange lines, MRE vein models coloured by zone. Source: SGS, 2024.

Table 10-6: Highlights of the 2024 Drilling (to September 9, 2024)

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
Napoleon
NP-24-433	504.30	505.50	1.20	0.75	2.78	827	0.57	1.80	HW
NP-24-438	445.80	446.40	0.60	0.48	61.60	3,310	0.78	1.33	HW
NP-24-429	433.75	435.10	1.35	1.30	28.10	2,390	2.19	9.61	HW4
NP-24-429	470.60	471.55	0.95	0.80	28.04	2,508	1.78	6.82	HW1
Incl.	470.60	471.10	0.50	0.42	35.10	2,380	2.00	8.76	-
NP-24-431	428.55	431.15	2.60	2.40	14.08	1,551	0.97	3.84	HW4
Incl.	428.55	429.90	1.35	1.24	23.20	2,460	1.57	6.10	-
NP-24-432	302.00	303.40	1.40	0.60	6.06	1,420	0.50	0.72	HW2 Splay
NP-24-435	244.00	245.60	1.60	1.40	11.76	1,429	0.32	0.68	HW4
NP-24-436	312.00	313.00	1.00	0.90	12.30	1,115	0.71	1.55	HW4
NAP-2023-004	108.45	119.35	10.90	6.50	4.32	328	0.79	2.11	Napoleon
Incl.	109.12	115.25	6.13	3.65	6.33	505	2.89	0.10	-

Panuco Project	Page 112
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
Copala/Tajitos
CS-24-342*	675.20	675.85	0.65	0.60	3.83	1,435	-	-	Copala 4
CS-24-344*	561.95	573.90	11.95	8.70	5.18	1,096	-	-	Copala
Incl.	563.10	564.00	0.90	0.66	36.60	8,720	-	-	-
CS-24-345*	401.45	406.85	5.40	5.00	1.85	414	-	-	Copala
Incl.	402.50	404.55	2.05	1.89	4.04	844	-	-	-
CS-24-346*	388.00	393.25	5.25	2.75	10.77	720	-	-	Copala
CS-24-347*	287.85	294.00	6.15	6.00	10.31	1,882	-	-	Copala
Incl.	289.00	291.45	2.45	2.39	20.51	3,859	-	-	-
CS-24-348*	333.85	337.50	3.65	3.45	3.89	439	-	-	Copala
Incl.	335.25	336.00	0.75	0.71	10.80	946	-	-	-
CS-24-348*	349.50	351.50	2.00	1.95	5.39	1,312	-	-	Copala
Incl.	350.50	351.50	1.00	0.95	9.60	2,390	-	-	-
CS-24-350*	328.50	334.55	6.05	4.05	1.97	636	-	-	Copala
Incl.	333.05	334.55	2.50	1.67	3.50	1,265	-	-	-
CS-24-351*	336.35	338.80	2.45	2.40	5.52	1,541	-	-	Copala
Incl.	336.85	337.55	0.70	0.69	16.75	4,710	-	-	-
CS-24-352*	198.00	201.00	3.00	2.80	4.53	572	-	-	Copala
Incl.	199.50	201.00	1.50	1.40	8.46	1,050	-	-	-
CS-24-352*	211.80	217.25	5.45	5.00	22.95	1,378	-	-	Copala
Incl.	213.00	216.00	3.00	2.75	39.10	2,115	-	-	-
CS-24-354*	153.50	168.30	14.80	13.00	8.19	1,017	-	-	Copala
Incl.	153.50	155.10	1.60	1.40	35.11	4,124	-	-	-
And	157.55	159.05	1.50	1.31	21.30	2,540	-	-	-
CS-24-356*	219.00	223.90	4.90	4.20	103.20	1,694	-	-	Copala
Incl.	219.85	220.60	0.75	0.64	663.00	9,920	-	-	-
CS-24-359*	332.15	341.65	9.50	7.80	4.40	788	-	-	Copala 3
Incl.	336.25	337.30	1.05	0.86	25.30	5,010	-	-	-
And	341.00	341.65	0.65	0.53	7.26	1,360	-	-	-
CS-24-361*	366.00	369.60	3.60	3.50	7.83	1,617	-	-	Copala
Incl.	368.20	368.60	0.40	0.39	22.30	5,230	-	-	-
CS-24-362*	344.60	346.10	16.10	10.50	5.27	804	-	-	-
Incl.	337.50	339.75	2.25	1.47	24.87	3,437	-	-	Copala
And	340.90	342.30	1.40	0.91	4.78	1,145	-	-	-
CS-24-363*	325.40	328.15	2.75	2.68	7.47	1,831	-	-	Copala
Incl.	326.55	327.35	0.80	0.78	15.75	4,040	-	-	-
CS-24-366*	348.85	357.00	8.15	7.00	9.51	1,898	-	-	Copala 3
Incl.	348.85	349.50	0.65	0.56	25.40	3,950	-	-	-

Panuco Project	Page 113
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
And	351.00	352.50	1.50	1.29	18.95	3,430	-	-	-
And	352.80	354.00	1.20	1.03	13.00	3,200	-	-	-
CS-24-375*	290.85	308.35	17.50	14.20	4.56	978	-	-	Copala
Incl.	291.70	292.20	0.50	0.41	11.80	1,775	-	-	-
And	294.00	294.70	0.70	0.57	7.74	1,500	-	-	-
And	304.20	305.95	1.75	1.42	22.97	5,894	-	-	-
And	307.90	308.35	0.45	0.37	5.85	1,580	-	-	-
CS-24-377*	280.10	292.10	12.00	10.00	3.81	895	-	-	Copala
Incl.	289.70	292.10	2.40	2.00	15.69	3,915	-	-	-
CS-24-380*	278.10	293.80	15.70	13.30	12.20	1,861	-	-	Copala
Incl.	281.75	286.90	5.15	4.36	28.02	4,463	-	-	-
And	290.65	292.00	1.35	1.14	27.80	3,190	-	-	-
CS-24-381A*	219.60	226.50	6.90	6.25	41.20	3,698	-	-	Copala
Incl.	220.60	224.15	3.55	3.22	69.47	6,304	-	-	-
CS-24-389*	216.40	218.80	2.40	2.30	37.30	2,851	-	-	Copala
Incl.	216.40	217.50	1.10	1.05	73.10	5,410	-	-	-
CS-24-390*	354.00	361.00	7.00	5.80	14.85	2,551	-	-	Copala
Incl.	356.75	357.30	0.55	0.46	146.50	21,953	-	-	-
CS-24-393*	364.50	365.90	5.90	5.65	26.06	3,007	-	-	Copala
Incl.	362.95	364.50	1.55	1.48	96.11	10,869	-	-	-

Note: * - No material Pb and Zn grades in Tajitos and Copala Mineralization.

10.8 September 2024- July 2025 Drilling (Post-MRE Drilling)

Vizsla has continued to drill at the Project since the September 9, 2024, data cut off for the Mineral Resource Estimate. Drilling completed subsequent to the MRE has consisted of exploration drilling on targets outside of the MRE areas in the Animas, Cinco Señores, and Napoleon corridors. Drilling from September 10, 2024, to July 24, 2025, totalled 13,365 m in 40 drill holes.

The majority of the exploration drilling completed during this period has been undertaken within the Animas corridor and included 27 drill holes for 7,722.5 m. Additional exploration targets were tested in the Cinco Señores corridor with 11 drill holes for 4,053 m and in the Napoleon corridor with 2 drill holes for 1589.5 m.

The most significant discovery during this period came from the Animas vein system, made in hole AM-25-90 (Figure 10-7, Table 10-7), and was marked by several high-grade intervals contained within a broader envelope of precious metals mineralization. AM-25-90 is located approximately six kilometers to the northeast of the Copala resource area, situated along the Animas vein system below known historic mine workings.

Panuco Project	Page 114
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 10-7: Plan Map Showing Animas Vein System and the Location of Hole AM-25-90

Source: Vizsla, 2025.

Table 10-7: Highlights of the September 2024 - July 2025 Drilling

Drillhole	From (m)	To (m)	Down Hole Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
AM-25-90	118.7	126.5	7.8	5.85	4.26	653	0.02	0.04	Animas
Incl.	119.75	121.5	1.75	1.31	4.00	1190	0.02	0.04	-
Incl.	124.35	125.85	1.5	1.13	14.10	1398	0.04	0.09	-
AM-25-90	131.2	134.3	3.1	2.6	2.00	457	0.08	0.18	Animas
Incl.	132	133.3	1.3	1.09	3.42	814	0.11	0.24	-

Panuco Project	Page 115
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

11 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1 Historical Sampling

Since initiating drilling on the Property in November 2019, Vizsla has maintained a comprehensive and consistent system for the sample preparation, analysis and security of all surface samples and drill core samples, including the implementation of an extensive QA/QC program. The current MRE is limited to drilling data collected by Vizsla since the acquisition of the Property as summarised in Table 11-1. The following describes sample preparation, analyses and security protocols implemented by Vizsla, with analytical labs and analysis methods summarised in

Table 11-2, and has been updated to include all drilling data collected by Vizsla up to September 2024.

From 2019 to September 2024, all samples were shipped to ALS Limited (ALS) in Zacatecas, Zacatecas, Mexico for sample preparation and for analysis at the ALS laboratory in North Vancouver, BC, Canada. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Samples are dried, weighed, and crushed to at least 70% passing 2mm, and a 250 g split is pulverized to at least 85% passing 75 µm. Silver and base metals are analyzed using a four-acid digestion with an inductively coupled plasma (ICP) finish and gold was assayed by 30-gram fire assay with atomic absorption (AA) spectroscopy finish. Over-limit analyses for silver, lead and zinc are re-assayed using an ore-grade four-acid digestion with an ICP finish. Samples with over-limit silver assays > 1500 ppm are fire assayed by gravimetric methods on 30 g sample pulps. Control samples comprising certified reference samples, duplicates and blank samples are systematically inserted into the sample stream and analyzed as part of the Company's QA/QC protocol. Check assaying of sample pulps has been completed by SGS De Mexico (SGS), S.A De C.V. in Durango, Mexico, matching ALS methodology as closely as possible. The SGS Durango facilities are ISO/IEC 17025 certified. Subsequent to the cut off date for the current MRE (September 2024) all samples were analyzed at SGS Durango. ALS and SGS Geochemistry are independent of Vizsla, the QPs, and SGS Geological Services.

Table 11-1: Summary of Drilling Samples from the Property by Year

Year	Company	Hole Type	Drill hole Start	Drill hole Finish	Drill hole Count	Total Samples
2019	Vizsla	DDH	AM-19-1,1A	AM-19-2	3	107
2020	Vizsla	DDH	AM-20-3	AM-20-25	23	961
2020	Vizsla	DDH	CO-20-01	CO-20-28	28	2,376
2020	Vizsla	DDH	CS-20-01	CS-20-14	14	326
2020	Vizsla	DDH	NP-20-01	NP-20-63	64	2,519
2021	Vizsla	DDH	AM-21-26	AM-21-39	14	591
2021	Vizsla	DDH	CO-21-29	CO-21-50	22	2,185
2021	Vizsla	DDH	CS-21-15	CS-21-117	104	4,935
2021	Vizsla	DDH	NP-21-64	NP-21-246	180	6,731
2022	Vizsla	DDH	AM-22-40	AM-22-55	16	943

Panuco Project	Page 116
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Year	Company	Hole Type	Drill hole Start	Drill hole Finish	Drill hole Count	Total Samples
2022	Vizsla	DDH	BO-22-01	BO-22-07	7	831
2022	Vizsla	DDH	CO-22-51	CO-22-80	30	1,124
2022	Vizsla	DDH	CS-22-118	CS-22-252	135	9,690
2022	Vizsla	DDH	NP-22-243	NP-22-351	109	7,487
2023	Vizsla	DDH	AM-23-56	AM-23-63	8	250
2023	Vizsla	DDH	COP-2023-001	COP-2023-005	5	311
2023	Vizsla	DDH	CS-23-253	CS-23-335	86	7,770
2023	Vizsla	DDH	NP-23-352	NP-23-426	75	4,444
2023	Vizsla	DDH	NAP-2023-001	NAP-2023-006	6	228
2024	Vizsla	DDH	CS-24-336	CS-24-402	67	2,744
2024	Vizsla	DDH	NP-24-427	NP-24-442	16	1,127
Total					1,012	57,680

Table 11-2: Summary of Drill Core Analytical Labs and Analysis Methods 2019 - 2024

Year	Company	Lab & Location	Prep Code	Fire Assay Method	Fire Assay Code	Multi-element Method	Multi-element Code
2019-2024	Vizsla	ALS Limited Zacatecas, Mexico & ALS North Vancouver, Canada	PREP-31	Pb fire assay 30g fusion - over-limit Ag gravimetric finish, routine Au AA finish, over-limit Au gravimetric finish	Ag-GRA21, Ag-CON01, Au-AA23, Au-GRA21	4 Acid digestion ICP-AES with ore-grade over-limit	ME-ICP61, OG62

11.2 2019 - 2024 Rock Sampling (Vizsla)

11.2.1 Sampling Methods and Security

Surface and underground sampling consists of chip, float, and channel samples. Samples are oriented perpendicular to mineralized structures, local variations in mineralization, and are sampled separately. At least one sample on either side of the mineralized structure is also collected. Samples are collected as continuous chip channel, with minimum sample lengths of 30 cm and maximum sample lengths of 1.5 m. The sample length and the width of the chipped channel, typically 10 to 15 cm, is recorded along with the sample's estimated true width.

In the warehouse, certified reference materials and blanks are inserted into the sample sequence of surface and underground samples. The samples are packed into large (reused rice/sugar) sacks for transport. A control file with sack number and rock sample numbers contained in each sack and the laboratory sample dispatch form accompanies the sample shipment (used to control and monitor the shipment). The control files are used to track the progress of the samples to the lab and through to receiving results. The sample shipment is delivered to the laboratory via a parcel transport company. The lab then sends a confirmation note and sample log by electronic mail to confirm sample delivery.

Panuco Project	Page 117
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

11.2.2 Sample Preparation and Analyses

From 2019 to 2021, and again in 2024, rock samples were shipped to ALS in Zacatecas, Zacatecas, Mexico for sample preparation and reduction and sample pulps were further sent to ALS in North Vancouver, BC, Canada for analysis. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified.

Samples were dried, weighed, and crushed to at least 70% passing 2 mm, and a 250 g split is pulverized to at least 85% passing 75 µm (ALS Method Code PREP-31).

Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an inductively coupled plasma (ICP) finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with inductively coupled plasma (ICP) finish (ALS Method Code OG62). Samples with over-limit silver assays >1,500 ppm are fire assayed by gravimetric methods on 30 g sample pulps (ALS Method Code Ag-GRA21). Samples with over-limit silver assays >10,000 ppm are reanalyzed with a concentrate and bullion grade method using fire assay and gravimetric finish (ALS Method Code Ag-CON01). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (ALS Method Code Au-AA23) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

Beginning in 2022, rock samples were shipped to the SGS De Mexico, S.A De C.V. in Durango, Mexico for sample preparation, reduction, and analysis. The SGS Durango facilities are ISO/IEC 17025 certified.

Samples are dried, weighed, and crushed to at least 75% passing 2mm, and a 250 g split is pulverized to at least 85% passing 75 µm (SGS Method Code PUL85_CR).

Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an inductively coupled plasma (ICP) finish as part of a geochemical suite (SGS Method Code GE_ICP40Q12). Over-limit analyses for lead (>10,000 ppm) and zinc (>10,000 ppm) are re-assayed using an ore-grade sodium peroxide digestion with inductively coupled plasma (ICP) finish (SGS Method Code GO_ICP90Q100). Samples with over-limit silver assays >100 ppm are fire assayed by gravimetric methods on 30 g sample pulps (SGS Method Code GO_FAG37V). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (SGS Method Code GE_FAA30V5) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (SGS Method Code GO_FAG30V).

11.3 2019-2024 Drilling Programs (Vizsla)

11.3.1 Sampling Methods

Core is collected into boxes with lids at the drill site and marked with the drill-hole number. At the end of each core-run, the driller places the core carefully into the box and marks the down-hole depth and recovered interval on wooden blocks. When a core box is full of core, the core boxes are tightly closed and tied using raffia or rubber-band straps prior to transportation from drill-site to the core shack. Transportation of the core boxes is done by the drilling contractors.

Panuco Project	Page 118
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Upon arrival at the core shack, the drill core is cleaned prior to being photographed. The drill core is logged for lithology, structure, alteration, and mineralization prior to marking out sample intervals. Lithologic and sample logging is done digitally using the Geobank software. Figure 11-1 shows the core logging facility and longer-term core storage area at the Concordia, Sinaloa facility. Sample intervals are defined to honor vein, mineralization, alteration, and lithology contacts. Suspect high-grade intervals are sampled separately. The maximum sample length is 1.5 m, and the minimum sample length is 0.20 m. Before sampling, the geologist also marks a saw line along the core axis trying to split the vein or mineralized structure into two symmetrical halves.

The sampler saws HQ core in half, with half being submitted for analysis and half remaining in the core box as a record. The sampler saws PQ core such that one-quarter of the core is submitted for analysis, and the remaining three-quarters remain in the core box as a record. Only one piece of core is removed from the core box at a time, and care is taken to replace the unsampled portion of the core in the core box in the original orientation. The drill-hole number and sample intervals are clearly entered into a sample book to back up the digital logging files. The geologist staples the portion of the uniquely numbered sample ticket at the beginning of the corresponding sample interval in the core box, and the sampler places one portion of the ticket in the sample bag. The sample ticket book is archived at the Concordia camp. Sample bags are sealed with a plastic strap and are stored in Vizsla's secure warehouse. No directors or officers of the company are involved in sample collection or preparation.

Figure 11-1: Vizsla Core-logging Facility in Concordia, Sinaloa

Note: Left: Core logging Area; Right: Long-term, Covered and Fenced, Core Storage Area. Source: SGS, 2023.

Panuco Project	Page 119
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

11.3.2 Sample Security and Storage

All exploration samples taken were collected by Vizsla staff. Chain of custody (COC) of samples was carefully maintained from collection at the drill rig to delivery at the laboratories to prevent inadvertent contamination or mixing of samples and render active tampering as difficult as possible.

In the warehouse, certified reference materials and blanks are inserted into the sample stream, and then the samples are bagged in sacks for transport. A control file, the laboratory sample dispatch form, includes the sack number and contained sample-bag numbers in each sack. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The control files are used to keep track of the time it takes to the samples to get to the lab, and time taken to receive assay certificates, the turn-around time. The sample shipment is delivered to ALS in Zacatecas via a parcel transport company. ALS sends a confirmation email with detail of samples received upon delivery.

Drill core is stored at the core-logging facilities in Concordia under a roof to preserve its condition. The area is fenced and guarded by security. The plastic boxes containing the core boxes are properly tagged with the corresponding drilling information and stored in an organized way and under acceptable conditions.

11.3.3 Sample Preparation and Analyses

Sample preparation and reduction is carried out at ALS in Zacatecas, Zacatecas, Mexico and sample pulps are further sent to ALS in North Vancouver, BC, Canada for analysis. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Samples are dried, weighed, and crushed to at least 70% passing 2mm, and a 250 g split is pulverized to at least 85% passing 75 µm (ALS Method Code PREP-31).

Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an inductively coupled plasma (ICP) finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with inductively coupled plasma (ICP) finish (ALS Method Code OG62). Samples with over-limit silver assays >1500 ppm are fire assayed by gravimetric methods on 30 g sample pulps (ALS Method Code Ag-GRA21). Samples with over-limit silver assays >10,000 ppm are reanalyzed with a concentrate and bullion grade method using fire assay and gravimetric finish (ALS Method Code Ag-CON01). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (ALS Method Code Au-AA23) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

11.3.4 Density

Drill core samples were initially submitted to ALS for bulk density determinations using the water displacement method on wax-coated core (Code OA-GRA09A). To date Vizsla has obtained a total of 251 bulk density determinations for the Property from ALS by this method. Bulk density determinations from 2020 drill core totaled 77 samples, 60 samples from Napoleon and 17 samples from Tajitos. Bulk density determinations from 2021 drill core totaled 174 samples, 93 samples from Napoleon and 81 samples from Tajitos. Bulk density determinations from 2022 drill core totaled 310 samples, 128 samples from Napoleon, 151 samples from Tajitos, and 31 samples from Cordon del Oro.

Panuco Project	Page 120
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

In May of 2022, Vizsla began taking density measurements on site. Specific gravity testing on drill core is conducted on 10 cm wide-core samples using the weight in air, weight in water method. Samples are weighed using a high precision electronic scale, in air and suspended in a bucket of water.

Each pair of measurements produces a specific gravity (SG) using the following equation:

SG =	(Sample Weight in Air)
(Sample Weight in Air-Sample Weight in Water)

The scale is calibrated with a certified weight. The scale is tared/zeroed before every measurement, and measurement will not proceed until the scale has stabilized at each reading. To date Vizsla has obtained a total of 2,293 specific gravity determinations for the Property by this method. Specific gravity determinations were collected from 2021 drill core samples from Tajitos totalling 44 samples. Specific gravity determinations from 2022 drill core totaled 939 samples, 351 samples from Napoleon, 473 samples from Tajitos, 62 samples from Cordon del Oro, and 53 samples from Aminas. Specific gravity determinations from 2023 drill core totaled 1,171 samples, 518 samples from Napoleon, 640 samples from Tajitos, and 13 samples from Aminas. Specific gravity determinations from 2024 drill core totaled 139 samples, 85 samples from Napoleon and 54 samples from Tajitos.

11.3.5 Data Management

Data are verified and double-checked by senior geologists on site for data entry verification, error analysis, and adherence to strict analytical quality-control protocols. All measured and observed data is collected digitally.

11.3.6 Quality Assurance/Quality Control

Sampling QA/QC programs are set in place to ensure the reliability and trustworthiness of exploration data. They include written field procedures and independent verifications of drilling, surveying, sampling, assaying, data management, and database integrity. Appropriate documentation of quality control measures and regular analysis of quality-control data are essential for the project data and form the basis for the quality-assurance program implemented during exploration.

Analytical quality control measures typically involve internal and external laboratory control measures implemented to monitor sampling, preparation, and assaying precision and accuracy. They are also essential to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Sampling QA/QC protocols typically involve regular duplicate and replicate assays as well as the insertion of blanks and standards (certified reference materials). Routine monitoring of quality control samples is undertaken to ensure that the analytical process remains in control and confirms the accuracy and precision of laboratory analyses. In addition to laboratory internal quality control protocols, sample batches should be evaluated for evidence of suspected cross-sample contamination, certified reference material performance evaluated relative to established warning and failure limits to ensure the analytical process remains in control while maintaining an acceptable level of accuracy and precision, duplicate and replicate assay performance evaluated, and any concerns communicated to the laboratory in a timely fashion. Check assaying is typically performed as an additional reliability test of assaying results. These checks involve re-assaying a set number of coarse rejects and pulps at a second umpire laboratory.

Panuco Project	Page 121
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Vizsla's QA/QC program comprises the systematic insertion of standards or certified reference materials (CRMs), blanks, field, coarse reject, and pulp duplicates. QC samples are inserted into the sample sequence and as of 2024 the insertion frequency protocol is approximately 1 sample per 20 samples for CRM and blank QC sample types, 1 sample per 50 samples for field, coarse reject, and pulp duplicates. Approximately 15% of samples assayed have been QC samples in the drilling programs from 2019 to 2024. Combined QC sample statistics for this period are presented in Table 11-3. All QC samples listed were analyzed by the primary analytical lab (ALS). Check sampling of selected pulps was completed at a secondary lab (SGS Durango, Mexico) from 2022 to 2024. In 2024 a selection of duplicate samples was assayed by screen metallic methods for Ag and Au as an additional validation of the suitability of the routine analysis methods.

Table 11-3: QC Sample Statistics for Vizsla Core Sampling 2019 - 2024

Original Samples	Standards	Blanks	Field Duplicates	Coarse Reject Duplicates	Pulp Duplicates	QC Sample Total	QC Sample %
57,680	3,503	3,698	1,673 pairs	1,609 pairs	193 pairs	10,676	15.6

Sample batches with suspected cross-sample contamination or certified reference materials returning assay values outside of the mean ± 3SD control limits are considered analytical failures by the Company, and affected batches were re-analyzed to ensure data accuracy when deemed warranted.

ALS has its own internal QA/QC program, which is reported in the assay certificates, but no account is taken of this in the determination of batch acceptance or failure.

11.3.7 Certified Reference Material

A selection of sixteen CRMs have been used to-date by Vizsla in the course of the Panuco Project drill program: multi-element standards from CDN Resource Laboratories in Langley, B.C. (CDN-ME-1405, CDN-ME-1704, CDN ME 1802, CDN-ME-1803, CDN-ME-1804, CDN-ME-1806, CDN-ME-1811, CDN-ME-1901, CDN-ME-1902, CDN-ME-1903, CDN-ME-2001, CDN-ME-2003, and CDN-ME-2105), Ore Research & Exploration in Bayswater North, Australia (OREAS-601c and OREAS-602b), and Au-Ag standard SN97 from Rocklabs in Auckland, New Zealand. The means, standard deviations (SD), warning, and control limits for standards are utilized as per the QA/QC program described below.

CRM performance and analytical accuracy is evaluated using the assay concentration values relative to the certified mean concentration to define the Z-score relative to sample sequence with warning and failure limits. Warning limits are indicated by a Z-score of between ±2 SD and ±3 SD, and control limits/failures are indicated by a Z-score of greater than ±3 SD from the certified mean. Sample batches with certified reference materials returning assay values outside of the mean ± 3SD control limits, or with suspected cross sample contamination indicated by blank sample analysis, are considered as analytical failures and selected affected batches are re-analyzed to ensure data accuracy.

For geochemical exploration analysis methods, laboratory benchmark standards are to achieve a precision and accuracy of plus or minus 10% (of the concentration) ±1 Detection Limit (DL) for duplicate analyses, in-house standards and client submitted standards, when conducting routine geochemical analyses for gold and base metals. These limits apply at, or greater than, 20 times the limit of detection. For samples containing coarse gold, native silver or copper, precision limits on duplicate analyses can exceed plus or minus 10% (of the concentration).

Panuco Project	Page 122
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

For mineralized material grade analysis methods, laboratory benchmark standards are to achieve a precision and accuracy of plus or minus 5% (of the concentration) ± 1 DL for duplicate analyses, in-house standards and client submitted standards. These limits apply at 20 times the limit of detection. As in the case of routine geochemical analyses, samples containing coarse gold, native silver or copper are less likely to meet the expected precision levels for mineralized material grade analysis.

CRM analytical results for the Vizsla drilling programs are summarised in Table 11-4 to Table 11-7 for Ag, Au, Pb, and Zn to evaluate analytical accuracy (bias), precision (average coefficient of variation "CVAVR%"), warning rates, and failure rates. Shewhart CRM control charts for Ag, Au, Pb, and Zn for the Vizsla drilling programs are presented in

Figure 11-2 to Figure 11-21.

The QA/QC program from 2019 - 2024 included the insertion of a total of 3,504 CRM samples (Table 11-3). The combined CRM failure rates during this period were 1.2% for Ag, 3.6% for Au, 3.0% for Pb, and 1.9% for Zn. A greater frequency of failures was noted associated with CDN-ME-1901 and CDN-ME-1811 with respect to Au values. Vizsla decided to discontinue the use of these CRMs in July 2021 and early 2023 respectively. CRM analytical results confirm acceptable analytical accuracy (bias less than ±5%) and acceptable analytical precision (CVAVR% within ±5%) for Ag, Au, Pb, and Zn. The QP considers this CRM performance acceptable and within industry standards. Review of the Company's CRM QC program indicates that there are no significant issues with the drill core assay data.

Table 11-4: CRM Sample Ag Performance at ALS for the 2019-2024 Drill Programs

CRM Ag ppm	Certified Value		2019-2024
	Mean	SD	Count	Mean	Bias %	CVAVR%	Warning # >2SD	Warning % >2SD	Failure # >3SD	Failure % >3SD
ME-1405	88.8	3.3	197	90.0	1.3	2.3	8	4.1	0	0.0
ME-1704	11.6	0.65	180	11.7	0.6	3.4	3	1.7	1	0.6
ME-1802	75	2.2	128	75.2	0.3	2.4	7	5.5	1	0.8
ME-1803	46	1.5	198	45.5	-1.1	2.7	13	6.6	1	0.5
ME-1804	137	3.5	191	137.4	0.3	1.7	7	3.7	2	1.0
ME-1806	371	5	6	362.2	-2.4	1.8	1	16.7	1	16.7
ME-1811	90	2	409	91.7	1.9	2.4	58	14.2	21	5.1
ME-1901	373	8.5	299	375.8	0.8	1.5	11	3.7	0	0.0
ME-1902	349	8.5	113	356.9	2.3	2.1	14	12.4	1	0.9
ME-1903	180	5.5	193	180.6	0.3	1.6	3	1.6	0	0.0
ME-2001	582	9.5	652	585.6	0.6	1.3	44	6.7	9	1.4
ME-2003	108	3	214	108.1	0.0	1.9	7	3.3	1	0.5
ME-2105	153	4.5	200	158.3	3.5	2.9	34	17.0	2	1.0
OREAS-601c	50.3	2.31	234	50.6	0.6	2.0	1	0.4	0	0.0
OREAS-602b	119	4	189	120.9	1.6	1.6	0	0.0	0	0.0
SN-97	53.1	1.9	101	54.1	1.9	2.5	3	3.0	1	1.0
Total	-	-	3,504				214	6.1	41	1.2

Panuco Project	Page 123
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 11-5: CRM Sample Au Performance at ALS for the 2019-2024 Drill Programs

CRM Ag ppm	Certified Value		2019-2024
	Mean	SD	Count	Mean	Bias %	CVAVR%	Warning # >2SD	Warning % >2SD	Failure # >3SD	Failure % >3SD
ME-1405	1.295	0.037	197	1.325	2.3	3.2	34	17.3	9	4.6
ME-1704	0.995	0.44	180	1.003	0.8	4.5	0	0.0	0	0.0
ME-1802	1.255	0.033	128	1.236	-1.5	2.3	6	4.7	5	3.9
ME-1803	1.308	0.034	198	1.312	0.3	2.3	16	8.1	2	1.0
ME-1804	1.602	0.046	189	1.584	-1.1	2.1	10	5.3	0	0.0
ME-1806	3.425	0.12	6	3.523	2.9	3.9	1	16.7	0	0.0
ME-1811	2.05	0.12	409	2.158	5.3	7.8	77	18.8	52	12.7
ME-1901	7.85	0.185	297	7.679	-2.2	3.2	51	17.2	13	4.4
ME-1902	5.38	0.21	113	5.242	-2.6	4.4	9	8.0	9	8.0
ME-1903	3.035	0.121	193	3.088	1.8	4.1	29	15.0	7	3.6
ME-2001	1.317	0.0695	652	1.333	1.3	5.5	83	12.7	21	3.2
ME-2003	1.301	0.0675	214	1.326	1.9	4.7	25	11.7	4	1.9
ME-2105	3.88	0.1355	200	3.864	-0.4	2.7	6	3.0	1	0.5
OREAS-601c	0.996	0.048	234	1.046	5.0	4.0	10	4.3	1	0.4
OREAS-602b	2.29	0.094	189	2.297	0.3	3.1	9	4.8	3	1.6
SN-97	9.026	0.2	101	8.959	-0.7	1.3	1	1.0	0	0.0
Total	-	-	3,500				367	10.5	127	3.6

Panuco Project	Page 124
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 11-6: CRM Sample Pb Performance at ALS for the 2019-2024 Drill Programs

CRM Ag ppm	Certified Value		2019-2024
	Mean	SD	Count	Mean	Bias %	CVAVR%	Warning # >2SD	Warning % >2SD	Failure # >3SD	Failure % >3SD
ME-1405	6380	260	197	6308	-1.1	3.0	6	3.0	1	0.5
ME-1704	490	15	180	486	-0.8	2.0	7	3.9	0	0.0
ME-1802	26000	450	128	25409	-2.3	2.1	28	21.9	6	4.7
ME-1803	12100	200	198	11742	-3.0	2.8	30	15.2	29	14.6
ME-1804	43300	950	191	42775	-1.2	1.7	9	4.7	3	1.6
ME-1806	58900	1350	6	59250	0.6	0.9	0	0.0	0	0.0
ME-1811	3040	80	409	3064	0.8	1.8	17	4.2	2	0.5
ME-1901	25600	550	299	25625	0.1	1.4	6	2.0	1	0.3
ME-1902	22000	500	113	21864	-0.6	1.6	1	0.9	1	0.9
ME-1903	10600	200	193	10415	-1.7	1.9	8	4.1	13	6.7
ME-2001	7800	155	652	7703	-1.2	2.2	90	13.8	31	4.8
ME-2003	4750	80	214	4709	-0.9	2.1	41	19.2	17	7.9
ME-2105	3570	100	200	3519	-1.4	2.1	11	5.5	1	0.5
OREAS-601c	328	18	234	329	0.4	2.0	1	0.4	0	0.0
OREAS-602b	493	19	189	495	0.5	2.0	5	2.6	0	0.0
SN-97	-	-	101	94	-	-!	0	0.0	0	0.0
Total	-	-	3,504				260	7.4	105	3.0
Panuco Project	Page 125
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 11-7: CRM Sample Zn Performance at ALS for the 2019-2024 Drill Programs

CRM Zn ppm	Certified Value		2019-2024
	Mean	SD	Count	Mean	Bias %	CVAVR%	Warning # >2SD	Warning % >2SD	Failure # >3SD	Failure % >3SD
ME-1405	30200	550	197	29862	-1.1	1.2	9	4.6	3	1.5
ME-1704	8000	200	180	7955	-0.6	2.0	12	6.7	2	1.1
ME-1802	61100	1450	128	60545	-0.9	1.4	3	2.3	0	0.0
ME-1803	28200	500	197	27287	-3.2	2.9	31	15.7	30	15.2
ME-1804	99400	2200	188	98737	-0.7	1.7	9	4.8	4	2.1
ME-1806	140000	2100	6	140417	0.3	0.7	0	0.0	0	0.0
ME-1811	15500	300	409	15469	-0.2	1.4	21	5.1	6	1.5
ME-1901	28900	550	296	28883	-0.1	1.5	9	3.0	2	0.7
ME-1902	36600	1250	113	36295	-0.8	2.2	0	0.0	1	0.9
ME-1903	17500	350	193	17419	-0.5	1.4	12	6.2	1	0.5
ME-2001	15000	250	652	15141	0.9	1.4	65	10.0	13	2.0
ME-2003	10500	250	214	10647	1.4	1.8	12	5.6	1	0.5
ME-2105	6700	155	200	6740	0.6	2.0	18	9.0	2	1.0
OREAS-601c	425	16	234	428	0.8	2.4	8	3.4	1	0.4
OREAS-602b	764	24	189	773	1.1	2.3	9	4.8	1	0.5
SN-97	-	-	101	176	-	-	0	0.0	0	0.0
Total	-	-	3,497				218	6.2	67	1.9

Panuco Project	Page 126
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-2: CRM Control Chart for Ag for the 2020 Drill Program

Source: SGS, 2024.

Figure 11-3: CRM Control Chart for Au for the 2020 Drill Program

Source: SGS, 2024.

Panuco Project	Page 127
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-4: CRM Control Chart for Pb for the 2020 Drill Program

Source: SGS, 2024.

Figure 11-5: CRM Control Chart for Zn for the 2020 Drill Program

Source: SGS, 2024.

Panuco Project	Page 128
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-6: CRM Control Chart for Ag for the 2021 Drill Program

Source: SGS, 2024.

Figure 11-7: CRM Control Chart for Au for the 2021 Drill Program

Source: SGS, 2024.

Panuco Project	Page 129
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-8: CRM Control Chart for Pb for the 2021 Drill Program

Source: SGS, 2024.

Figure 11-9: CRM Control Chart for Zn for the 2021 Drill Program

Source: SGS, 2024.

Panuco Project	Page 130
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-10: CRM Control Chart for Ag for the 2022 Drill Program

Source: SGS, 2024.

Figure 11-11: CRM Control Chart for Au for the 2022 Drill Program

Source: SGS, 2024.

Panuco Project	Page 131
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-12: CRM Control Chart for Pb for the 2022 Drill Program

Source: SGS, 2024.

Figure 11-13: CRM Control Chart for Zn for the 2022 Drill Program

Source: SGS, 2024.

Panuco Project	Page 132
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-14: CRM Control Chart for Ag for the 2023 Drill Program

Source: SGS, 2024.

Figure 11-15: CRM Control Chart for Au for the 2023 Drill Program

Source: SGS, 2024.

Panuco Project	Page 133
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-16: CRM Control Chart for Pb for the 2023 Drill Program

Source: SGS, 2024.

Figure 11-17: CRM Control Chart for Zn for the 2023 Drill Program

Source: SGS, 2024.

Panuco Project	Page 134
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-18: CRM Control Chart for Ag for the 2024 Drill Program

Source: SGS, 2024.

Figure 11-19: CRM Control Chart for Au for the 2024 Drill Program

Source: SGS, 2024.

Panuco Project	Page 135
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-20: CRM Control Chart for Pb for the 2024 Drill Program

Source: SGS, 2024.

Figure 11-21: CRM Control Chart for Zn for the 2024 Drill Program

Source: SGS, 2024.

Panuco Project	Page 136
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

11.3.8 Blank Material

Blank samples comprising obsidian from sources in Jalisco were inserted into the sample stream in the field to determine the degree of sample carryover contamination after sample collection, particularly during the sample preparation process. This material does not have certified values established by a third party through round robin lab testing.

The QA/QC program from 2019 - 2024 included the insertion of a total of 3,698 blank samples (Table 11-3). For blank sample values, failure is more subjective. Some carryover within sample batches is to be expected in routine sample preparation. To minimize sample carryover within a batch, equipment is cleaned thoroughly with compressed air to remove any remaining loose material. For routine protocols, with samples of similar weights, sample carryover is usually considered acceptable if it is less than 1.0%. To ensure no batch-to-batch carryover occurs, standard quality control procedures include passing barren wash material through crushing and pulverising equipment at the start of each new batch of samples.

Evaluation of blank samples using a failure ceiling for Ag of 2.5 ppm (5x detection limit) indicates that the combined blank failure rate from 2019-2024 was 2.4%. In total 18 blank samples (0.5%) returned values over 10 ppm Ag (Figure 11-22 to Figure 11-26). Alternatively, evaluation of blank samples using a failure ceiling for Au of 0.015 ppm (3x detection limit) indicates that the combined blank failure rate from 2019-2024 was 3.3%. An increase in silver carryover in blank samples was observed in 2024 due to a change in the blank sample insertion protocol by Vizsla. Blank samples were inserted more frequently within highly mineralized zones, particularly in infill drilling, to better quantify carryover contamination and additional cleaning of preparation equipment was requested at the end of sample sequences containing high-grade mineralization. In 2024, all seven blank samples with values over 10 ppm Ag were inserted adjacent to very high-grade samples (1,000-11,000 ppm Ag) and all had significantly less than 1% sample carryover.

The blank failure rate is considered acceptable by industry standards. Based on the low risk of cross-sample carryover contamination and the low amounts of Ag and Au sample carryover that may have contaminated blank material, it is considered unlikely that there is a carryover contamination issue with the Project drilling data.

Panuco Project	Page 137
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-22: Blank Sample Chart for Ag for the 2020 Drill Program

Source: SGS, 2024.

Figure 11-23: Blank Sample Chart for Ag for the 2021 Drill Program

Source: SGS, 2024.

Panuco Project	Page 138
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-24: Blank Sample Chart for Ag for the 2022 Drill Program

Source: SGS, 2024.

Figure 11-25: Blank Sample Chart for Ag for the 2023 Drill Program

Source: SGS, 2024.

Panuco Project	Page 139
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-26: Blank Sample Chart for Ag for the 2024 Drill Program

Source: SGS, 2024.

11.3.9 Duplicate Material

Vizsla's QA/QC program from 2019-2024 included the insertion of field duplicate and coarse reject duplicate samples. Pulp duplicate sampling was added to the QA/QC program in 2023. From 2019-2024 a total of 1,673 field duplicates (¼ core), 1,609 coarse reject duplicates, and 193 pulp duplicate samples were assayed (Table 11-3). Duplicate samples were analyzed at the primary lab (ALS) to evaluate analytical precision and sampling error.

Figure 11-27 to Figure 11-29 illustrate the comparative assay results and precision of duplicate sample analyses for Ag, Au, Pb, and Zn.

To obtain a relatively accurate estimate of the sampling precision or average relative error a large number of duplicate data pairs are required. Reliably determining the base metal data precision, which typically exhibits relatively small average relative errors (such as 5%), would require 500-1000 duplicate data pairs, while reliable determination of gold data precision, which typically exhibits relatively large average relative errors (such as 25%), would require greater than 2500 duplicate data pairs (Stanley and Lawie, 2007).

In the case of the Panuco deposits, based on the current duplicate data set size for field and coarse reject duplicates, analysis of the precision should be considered as reliable for Pb, Zn, and likely Ag, while it should be considered approximate in nature only for Au until a larger dataset is available. Estimates of pulp duplicate precision should be treated as preliminary until additional data is available. The average relative error as quantified by the Average Coefficient of Variation (CVAVR%) for Ag, Au, Pb, and Zn is shown in Table 11-8, calculated using the root mean square coefficient of variation calculated from the individual coefficients of variation.

Panuco Project	Page 140
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

In the case of the Panuco deposits, based on the current duplicate data set size for field and coarse reject duplicates, analysis of the precision should be considered as reliable for Pb, Zn, and likely Ag, while it should be considered approximate in nature only for Au until a larger dataset is available. Estimates of pulp duplicate precision should be treated as preliminary until additional data is available. The average relative error as quantified by the Average Coefficient of Variation (CVAVR%) for Ag, Au, Pb, and Zn is shown in Table 11-8.

The estimates of precisions errors (CVAVR%) for Panuco sampling indicates that the sampling precision is acceptable by industry standards for duplicates for this style of mineralization (Abzalov, 2008). The precision of duplicates should continue to be monitored as the drill program progresses and the size of the duplicate data set, particularly for pulp duplicates, becomes more representative.

Table 11-8: Average Relative Error of Duplicate Samples for Ag, Au, Pb, and Zn from 2019-2024

Drillhole Series	Duplicate Type	Count	Ag CVAVR%	Au CVAVR%	Pb CVAVR%	Zn CVAVR%
2019-2024 Drilling	Field	1,673 duplicate pairs	28.7	31.5	26.8	23.2
2019-2024 Drilling	Coarse Reject	1,609 duplicate pairs	15.43	18.42	8.2	6.5
2023-2024 Drilling	Pulp	193 duplicate pairs	11.6	20.8	6.5	3.3

Panuco Project	Page 141
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-27: Plots of Field Duplicate Samples for Ag, Au, Pb, and Zn from the 2019-2024 Drill Program

Source: SGS, 2024.

Panuco Project	Page 142
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-28: Plots of Coarse Reject Duplicate Samples for Ag, Au, Pb, and Zn from the 2019-2024 Drill Program

Source: SGS, 2024.

Panuco Project	Page 143
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-29: Plots of Pulp Duplicate Samples for Ag, Au, Pb, and Zn from the 2023-2024 Drill Program

Source: SGS, 2024.

11.3.10 Check Assaying

The use of a third-party laboratory for routine check assaying was employed by Vizsla from 2022 to 2024 as an additional QA/QC measure to confirm the accuracy of the primary laboratory assays.

A selection of 209 mineralized pulp samples from the 2019-2022 drilling programs, originally assayed by ALS, were re-assayed at SGS De Mexico, S.A De C.V. in Durango, Mexico in 2022. In 2023 - 2024, 755 mineralized pulp samples from the 2022-2023 drilling programs, originally assayed by ALS, were re-assayed at SGS. In 2024, 49 mineralized pulp samples from the 2024 drilling programs, originally assayed by ALS, were re-assayed at SGS. In total, 964 umpire check samples have been analysed at SGS by Vizsla, matching ALS methodology as closely as possible. The SGS Durango facilities are ISO/IEC 17025 certified. This check assaying represents 1.7% of the total original samples (57,680) collected by Vizsla during the 2019 - 2024 drill programs.

Panuco Project	Page 144
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 11-9 and Table 11-10 detail the relative bias and the average relative error of the umpire check sampling for Ag and Au, and the log x-y plots in Figure 11-30 to Figure 11-32 illustrate the comparative assay results and precision of duplicate sample analyses.

The 2020 to 2024 program umpire check assay results returned from SGS, with respect to the corresponding original ALS analyses, indicate that Ag and Au assay accuracy (relative bias) is acceptable and within industry standards. The level of precision (average relative error) observed is considered reasonable for Ag and Au for this style of mineralization.

Table 11-9: Relative Bias and Average Relative Error of Check Samples for Ag from 2022-2024

Drilling Program	Duplicate Type	Primary Lab	Check Lab	Ag Count	Mean Ag ppm (Original)	Mean Ag ppm (Duplicate)	Ag Bias %	Ag CVAVR%
2019-2022	Pulp Duplicates	ALS	SGS	209	311.3	297.6	-4.4	10.0
2022-2023	Pulp Duplicates	ALS	SGS	754	389.1	384.5	-1.2	9.3
2024*	Pulp Duplicates	ALS	SGS	49	694.5	694.5	1.4	7.0

Table 11-10: Relative Bias and Average Relative Error of Check Samples for Au from 2022-2024

Drilling Program	Duplicate Type	Primary Lab	Check Lab	Au Count	Mean Au ppm (Original)	Mean Au ppm (Duplicate)	Au Bias %	Au CVAVR%
2019-2022	Pulp Duplicates	ALS	SGS	209	5.2	5.1	-2.3	12.5
2022-2023	Pulp Duplicates	ALS	SGS	755	3.1	2.9	-7.0	13.9
2024*	Pulp Duplicates	ALS	SGS	49	4.1	4.2	1.4	10.2

Panuco Project	Page 145
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-30: Plots of SGS Check Samples for Ag and Au Assayed in 2022

Source: SGS, 2024.

Figure 11-31: Plots of SGS Check Samples for Ag and Au Assayed in 2023

Source: SGS, 2024.

Panuco Project	Page 146
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 11-32: Plots of SGS Check Samples for Ag and Au Assayed in 2024

Source: SGS, 2024.

11.3.11 Screen Fire Assays

If coarse Au is present in a deposit, it can create sampling issues, and unless these are overcome, the sample that is submitted for assaying will not provide a representative and repeatable result no matter what assay technique is used. Both sampling and sample preparation techniques should be critically evaluated in the case of coarse Au deposits. Sample crushing and pulverizing fineness, as well as the sample size, should be considered. Screen fire assay is commonly used to aid in determining the proportion of fine and coarse Au within a deposit.

In 2024 a selection of Panuco duplicate samples were assayed by screen fire assay methods for Ag and Au as an additional validation of the suitability and representativeness of the routine analysis methods. A total of 32 coarse reject duplicate samples were analyzed at ALS using a 1 kg pulp screened to 106 microns with duplicate 30 g fire assay on the screen undersize fraction and assay of the entire oversize fraction (ALS Method Code Ag_SCR21 and Au_SCR21). Results reported include both fine fraction assays, the mean of the fine fraction assays, the coarse fraction assay, weights of both the fine and coarse fractions, and the "total" assay calculation for the 1 kg sample based on the weighted average of the coarse and fine fractions.

The screen fire duplicate assay data obtained in 2024 correlates well with the results of the routine Ag and Au fire assay procedures utilized by Vizsla for the Panuco mineralization (Table 11-11). This supports the continued use of the existing routine assay protocol. Based on review of the screen fire assay results it is considered unlikely that there is a sampling issue related to either coarse Ag or Au with the Project drilling data.

Panuco Project	Page 147
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 11-11: Relative Bias, (Bias %), Average Relative Error (CVAVR%), and Correlation Coefficient (r) of Screen Fire Duplicates for Ag and Au

Element	Lab	Screen Fire Method	Duplicate Count	Original Mean (ppm)	Duplicate Mean (ppm)	Bias %	CVAVR%	r
Ag	ALS	Ag_SCR21	30	2788.2	2808.6	0.7	13.9	0.996
Au	ALS	Au_SCR21	32	72.0	78.5	9.0	13.9	0.994

Figure 11-33: Plots of Screen Fire Assay Duplicate Samples for Ag and Au Assayed in 2024

Source: SGS, 2024.

11.4 QP's Comments

It is the QP's opinion, based on a review of all possible information, that the sample preparation, analyses and security used on the Project by the Company meet acceptable industry standards (past and current). Review of the Company's QA/QC program indicates that there are no significant issues with the drill core assay data. The data verification programs undertaken on the data collected from the Project support the geological interpretations, and the analytical and database quality, and therefore data can support resource estimation of Measured, Indicated and Inferred mineral resources.

Panuco Project	Page 148
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

12 DATA VERIFICATION

12.1 Introduction

The following section summarises the data verification procedures that were carried out and completed and documented by the authors for this technical report, including verification of all drill data collected by Vizsla during their 2019 to 2024 drill programs, as of the effective date of this Report. An underground geotechnical drill program and database review was completed by the QP as is discussed in this section of the technical report.

12.2 Drill Sample Database

B. Eggers conducted an independent verification of the assay data in the drill sample database used for the current MRE. Approximately 15% of the digital assay records were randomly selected and checked against the available laboratory assay certificate reports. Assay certificates were available for all diamond drilling completed by Vizsla. Eggers reviewed the assay database for errors, including overlaps and gapping in intervals and typographical errors in assay values. In general, the database was in good condition, and no adjustments were required to be made to the assay values contained in the assay database.

Verifications were also carried out on drill hole locations, down hole surveys, lithology, SG and topography information. The database is considered of sufficient quality to be used for the current MRE.

B. Eggers has reviewed the sample preparation, analyses, and security (see Section 11) completed by Vizsla for the Property. Based on a review of all possible information, the sample preparation, analyses, and security used on the Project by Vizsla, including QA/QC procedures, are consistent with standard industry practices and the drill data can be used for geological and resource modeling, and resource estimation of Measured, Indicated and Inferred mineral resources.

12.3 Site Visit - Allan Armitage

12.3.1 2023 Site Visits

Armitage conducted a site visit to the Project on May 29, 2023, accompanied by Martin Dupuis, COO, Jesus Velador, VP of Exploration and Steve Mancell, Director of Mineral Resources, of Vizsla. During the site visit, Armitage inspected the core logging and core sampling facilities and core storage areas in the City of Concordia. The following facilities were inspected:

  Office Area

  Area used for geologists to log core.

  Area used to make pictures of the core with controlled light (core both wet and dry)

Panuco Project	Page 149
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Area used to measure density (by drying, measuring unwaxed weight, waxed weight and weight in water)

  Area for cutting the core.

  Area for sampling the core.

  Area to update geological sections on paper.

  Core storage area

During the site visit Armitage examined several selected mineralized core intervals from recently completed (2019-2022) diamond drill holes from the Property. Armitage examined accompanying drill logs and assay certificates and assays were examined against the drill core mineralized zones. The author reviewed current core sampling, QA/QC and core security procedures. Core boxes for drill holes reviewed are properly stored in the warehouse, easily accessible and well labelled. Sample tags are present in the boxes, and it was possible to validate sample numbers and confirm the presence of mineralization in witness half-core samples from the mineralized zones.

As drilling and core logging was in progress during the time of the site visit, Armitage had the opportunity to review and discuss the entire path of the drill core, from the drill rig to the logging and sampling facility and finally to the laboratory. Armitage is of the opinion that current protocols in place, as have been described and documented by Vizsla, is adequate.

The author participated in a field tour of the Property area including visits to several outcrops to review the local Geology, the drill, and recent drill sites. All areas were easily accessible by road.

Armitage conducted a second site visit to the Project on November 6 to November 8, 2023, accompanied by Henri Gouin, Mining Engineer with SGS, and Martin Dupuis, Fernando Martínez, Director of Projects, Hernando Rueda, Country Manager and Steve Mancell, of Vizsla. During the second site visit, Armitage again inspected the core logging and core sampling facilities and core storage areas in the City of Concordia.

Armitage examined several selected mineralized core intervals from recently completed (2023) diamond drill holes from the Property. Armitage examined accompanying drill logs and assay certificates and assays were examined against the drill core mineralized zones. The author reviewed current core sampling, QA/QC and core security procedures. Core boxes for drill holes reviewed are properly stored in the warehouse, easily accessible and well labelled. Sample tags are present in the boxes, and it was possible to validate sample numbers and confirm the presence of mineralization in witness half-core samples from the mineralized zones.

As drilling and core logging was in progress during the time of the second site visit, Armitage had the opportunity to review and discuss the entire path of the drill core, from the drill rig to the logging and sampling facility and finally to the laboratory. Armitage is of the opinion that current protocols in place, as have been described and documented by Vizsla, is adequate.

The author participated in a field tour of the Property area including visits to several outcrops to review the local Geology, the drill, and recent (2023) drill sites.

Panuco Project	Page 150
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

As a result of the two site visits, Armitage was able to become familiar with conditions on the Property. Armitage was able to observe and gain an understanding of the geology and various styles mineralization, which helped guide the current mineral resource modeling, was able to verify the work done and, on that basis, can review and recommend to Vizsla an appropriate exploration program.

12.3.2 2024 Site Visit

Armitage conducted a third site visit to the Project on May 23, 2024, accompanied by Steve Mancell. During the third site visit, Armitage, for the third time, inspected the core logging and core sampling facilities and core storage areas in the City of Concordia. Vizsla has maintained a comprehensive and consistent system for core storage, core security procedures, drill core logging, drill core data collection. As well Vizsla has maintained consistent procedures for sample preparation, analysis and security of all surface samples and drill core samples, including the implementation of an extensive QA/QC program. Armitage is of the opinion that current protocols in place, as have been described and documented by Vizsla, is adequate and to industry standards.

Armitage examined several selected mineralized core intervals from recently completed (2023-2024) diamond drill holes from the Property. Armitage examined accompanying drill logs and assay certificates and assays were examined against the drill core mineralized zones.

Armitage participated in a field tour of the property area including visits to several outcrops to review the local Geology, the drill, and recent (2023-2024) drill sites.

As a result of the three site visits, Armitage was able to become familiar with conditions on the Property. Armitage was able to observe and gain an understanding of the geology and various styles mineralization, which guided the current mineral resource modeling, was able to verify the work done and, on that basis, can review and recommend to Vizsla an appropriate exploration program.

Armitage considers the site visit completed in May 2024 as current, per Section 6.2 of NI 43-101CP. To the QP's knowledge there is no new material scientific or technical information about the Property since that personal inspection. The technical report contains all material information about the Property.

12.4 Underground Geotechnical Site Visit and Data Verification

The Geotechnical QP completed a site visit from June 16th to 18th, 2025. An itinerary of the site visit is shown below in Table 12-1.

Panuco Project	Page 151
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 12-1: Geotechnical QP Site Visit Itinerary

Date:	Activity:
June 16th, 2025	Flash induction Test Mine 540 masl Laydown Test Mine Underground visit
June 17th, 2025	Test Mine Underground visit Test Mine Surface Upper Face inspection Test Mine Water Treatment Area TSF Lookout Area Concordia Core Shack
June 18th, 2025	Test Mine Waste dump toe area
Napoleon old and newly proposed box cut areas
Hydracore #1 Drill site (NAP 002B)
Mancore #2 Drill site (LUI 002)
LT Waste dump area
Mancore #1 Drill Site (NAP 002A)
COP South EAR Geotech hole site
Test Mine Underground (geotechnical mapping)

Test Mine: The geotechnical conditions of the completed box cut, and Test Mine development were reviewed. In-field training of rock mass classification in the underground development was completed with the Vizsla site geology and geotechnical teams. Contractor development was overall to a high standard as well as the ground support and shotcrete installed for the Test Mine box cut.

Geotechnical Logging: Geotechnical core logging procedures and data entry both in the core shack and in-field were reviewed. Worksite safety management and workplace organisation and tidiness were excellent at all drill sites and at the core shack. QA/QC work by the Vizsla Geology Senior was reviewed and no issues were found. Some recommendations for adopting technology to improve structural orientation recording was made. Core sampling for laboratory testing was reviewed and considered to be of a high standard.

12.5 Conclusion

12.5.1 QP Opinion - Allan Armitage

All geological data has been reviewed and verified as being accurate to the extent possible, and to the extent possible, all geologic information was reviewed and confirmed. There were no significant or material errors or issues identified with the drill database. Based on a review of all possible information, the QP is of the opinion that the database is of sufficient quality to be used for the current Measured, Indicated and Inferred MRE.

12.5.2 QP Opinion - Cale Dubois

The following recommendations are commensurate with a feasibility-level study and are intended to cover gaps in the overall geotechnical program:

Panuco Project	Page 152
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  The quality control program focused on addressing the most common inconsistencies during the review of the geotechnical logging data and was hindered by the timeline of the geotechnical drilling program. It is recommended that further re-logging of the 2023 and 2025 geotechnical core is performed to verify the accuracy of the adjustment factors that have been applied for this study.

The key components that were adjusted for the combined database are:

  Fracture frequency per meter

  Joint alteration

  Intact rock strength estimates

  Weathering estimates.

  Additional Geotechnical Investigations

The primary underground domains of the Luisa, Napoleon, Tajitos and Copala deposits have been characterised based on a total of 14,840 meters of geotechnical logging data. Mining Plus considers that the level of information is adequate for the present study; however, select domains would benefit from additional geotechnical characterisation.

Based on the geotechnical data room currently, the following recommendations are suggested for future data collection to improve mine planning outcomes:

  Napoleon North: Limited geotechnical logging has been completed for Napoleon North. There is one hole (DDH-NAP-013A) amounting to 225 meters of geotechnically logged data currently covering this domain. The Josephine vein has not been intersected. The poor ground conditions indicated for this area, including those which currently constrain the crown pillar thickness for Napoleon North, could be validated with an additional geotechnical hole to characterize the rock mass quality, sample for intact rock strength and elastic properties and improve the structural database. An acoustic televiewer (ATV)/optical televiewer (OTV) survey is recommended to maximize the extraction of geotechnical data.

  Tajitos: There is currently 449 meters of geotechnical core covering the Tajitos mining area based on two geotechnical holes (DDH-TAJ-001A and DDH-TAJ-001B). DDH-TAJ-001B was terminated early during drilling due to breakthrough into an unknown excavation in the vicinity of the ore body. It is strongly believed that this is an indication of unmapped artisanal mine workings in this area that, depending on the extents of mining conducted, may complicate extraction plans for the Tajitos ore body. It is recommended that an additional geotechnical hole be drilled to provide additional characterization of the ore and FW domains of Tajitos as well as test for additional artisanal workings in the underground. A C-ALS survey probe is recommended for consideration to be deployed down DDH-TAJ-001B to provide a CMS survey of the breakthrough location. An ATV/OTV survey is recommended to maximize the extraction of geotechnical data.

To improve future geotechnical data collection campaigns, it is also suggested to:

  Maintain the same borehole size during drilling to improve data compilation and review results.
Panuco Project	Page 153
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Ensure that all lithology logs are completed prior to geotechnical logging and audited for accuracy to improve data collection consistency.

  Consider employing a Kenometer or core orientation frame to improve efficiency of oriented core measurements in the field.

  Complete both diametral and axial point-load tests to evaluate anisotropic behaviour in primary lithologies.

  Complete additional triaxial tests on diorite and andesite rock units to characterize the Mohr-Coulomb (MC) and Hoek-Brown (HB) failure criterion parameters (cohesion, friction angle, tensile strength mi, mb, s and a) more accurately to improve inputs for numerical modelling.

Panuco Project	Page 154
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

13 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical test work has been conducted by Vizsla on the Copala, Napoleon, Tajitos, and La Luisa deposits for the Panuco project dating back to 2021.

13.1 Introduction

Four phases of test work have been conducted on the Panuco Project since 2021. Each program was completed by ALS Metallurgy, an independent and certified laboratory, on behalf of Vizsla. The initial three phases were preliminary metallurgical assessments on specific deposits for the project, while the most recent program evaluated all deposits using a common processing strategy and was more comprehensive in terms of sample quantities and design data generation. These phases are described in Table 13-1. The following sections summarise primarily the most recent test program, as this was the most extensive and forms the basis for the feasibility study design.

Table 13-1: Metallurgical Test Work Summary

Year	Laboratory/Location	Report no.	Deposit Analyzed	Test Work Performed
2021	ALS Metallurgy, Kamloops	KM6454	Napoleon	Sample chemistry and mineralogy, comminution tests, bulk rougher and cleaner flotation, sequential rougher and cleaner flotation, whole ore cyanidation, bulk rougher concentrate cyanidation and gravity concentration.
2022	ALS Metallurgy, Kamloops	KM6657	Tajitos	Sample chemistry and mineralogy, comminution tests, bulk rougher and cleaner flotation, sequential rougher flotation, whole ore cyanidation, bulk rougher concentrate and tailings cyanidation, diagnostic leaching and gravity concentration.
2023	ALS Metallurgy, Kamloops	KM6937	Copala	Sample chemistry and mineralogy, comminution tests, bulk rougher flotation, sequential rougher flotation, whole ore cyanidation, rougher concentrate and tailings cyanidation, diagnostic leaching, regrind testing and gravity concentration.
2024 - 2025	ALS Metallurgy, Kamloops	KM7062	Copala, Napoleon, Tajitos, La Luisa	Sample chemistry and mineralogy, comminution tests, whole ore cyanidation, rougher concentrate and tailings cyanidation, regrind energy requirements, Solid/Liquid separation, CN destruction, paste backfill, environmental characterization.

13.2 Sample Origin and Composite Assembly

The samples selected in each of the ALS programs were chosen to represent each deposit with respect to grade, spatial coverage, and lithology. A summary of sample origin data is presented in Table 13-2.

Panuco Project	Page 155
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 13-2 Metallurgical Sample Origin Details

Detail		Napoleon	La Luisa	Tajitos & Cristiano	Copala
Drill Hole Information	Year Drilled	2020 - 2023	2022 - 2024	2020 - 2023	2021 - 2023
	# of drill holes	11	7	30	27
	Depth ranges (m)	46-582	198-640	51-485	111-647
	intervals selected for testing (m)	194	98	165	302
	mass (kg)	603	157	425	934
Composites Assembled	Sub-composites	11	4	8	24
		variability metallurgical testing	variability metallurgical testing	variability metallurgical testing	variability metallurgical testing
	Master Composites	1 Grindability composite	-	3 lithology comps - metallurgical testing	3 master composites - metallurgical testing
		2 master comps - metallurgical testing

Several sample shipments were arranged over the duration of the metallurgical test programs, in total 2,119 kg of ½ HQ drill core sample was selected from 75 drill holes and allocated for testing. The majority of the sample mass described above was used in the most recent test program.

The 2024-2025 variability samples were assembled with reference to preliminary stope designs, such that mineralized veins as well as appropriate waste dilution would be represented in each interval selection. Section view images of the interval locations against the proposed mined stopes are presented in Figure 13-1 through Figure 13-5. Portions of these variability samples were then used to assemble a Napoleon, and two Copala master composites which were used for flowsheet evaluation. The developed process conditions were applied to each of the variability samples. Additional composites were prepared for CN destruction testing, and a LOM bulk sample was assembled and used to generate products for regrind energy testing and paste backfill testing.

Panuco Project	Page 156
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-1: Copala 2024 Metallurgical Sample Locations

Source: Vizsla, 2025.

Figure 13-2: Tajitos 2024 Metallurgical Sample Locations

Source: Vizsla, 2025.

Panuco Project	Page 157
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-3: Cristiano 2024 Metallurgical Sample Locations

Source: Vizsla, 2025.

Figure 13-4: Napoleon 2024 Metallurgical Sample Locations

Source: Vizsla, 2025.

Panuco Project	Page 158
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-5: La Luisa 2024 Metallurgical Sample Locations

Source: Vizsla, 2025.

13.3 Sample Chemistry and Mineralogy

Chemical analyses were completed on each of the feed samples used in the metallurgical test program using standard analytical techniques, results are presented in Table 13-3. Master composites will be indicated by MC in the following report sections.

Table 13-3: Chemical Composition of the Composites and Variability Samples

Deposit	Composite	Assay - g/t		Assay - %
		Ag	Au	S	Cu	Pb	Zn	Mn
Copala	Master Comp 2023	312	2.18	0.94	0.01	0.08	0.15	1.28
	COP23-01	364	2.94	0.35	0.01	0.03	0.05	0.70
	COP23-02	173	1.13	1.26	0.03	0.36	0.52	1.14
	COP23-03	266	1.81	0.32	0.01	0.01	0.05	0.54
	COP23-04	330	6.91	0.06	0.01	0.04	0.07	0.13
	COP23-05	248	1.36	1.56	0.01	0.02	0.04	2.60
	COP23-06	619	2.86	1.32	0.01	0.07	0.17	2.57

Panuco Project	Page 159
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Deposit	Composite	Assay - g/t		Assay - %
		Ag	Au	S	Cu	Pb	Zn	Mn
Copala	Master Comp 1 2024	306	1.54	1.10	0.01	0.15	0.11	1.35
	Master Comp 2 2024	515	2.08	1.03	0.02	0.13	0.08	0.90
	COP24-01	459	4.02	0.40	0.01	0.05	0.07	1.90
	COP24-02	159	0.77	0.51	0.01	0.05	0.05	2.85
	COP24-03	306	2.56	0.36	0.01	0.05	0.04	0.60
	COP24-04	348	1.91	1.37	0.01	0.06	0.08	0.61
	COP24-05	187	2.07	0.69	0.01	0.04	0.03	0.70
	COP24-06	169	1.58	1.69	0.01	0.05	0.05	0.31
	COP24-07	771	2.52	0.77	0.03	0.06	0.08	1.32
	COP24-08	565	1.03	1.33	0.05	1.01	0.17	0.06
	COP24-09	484	2.16	2.13	0.02	0.18	0.39	3.83
	COP24-10	221	1.47	0.76	0.01	0.05	0.06	0.99
	COP24-11	305	2.63	1.59	0.01	0.07	0.10	0.39
	COP24-12	2016	8.86	0.46	0.03	0.08	0.08	5.62
	COP24-13	479	2.70	0.60	0.01	0.06	0.07	1.92
	COP24-14	629	3.19	0.64	0.01	0.09	0.12	0.41
	COP24-15	543	3.74	0.98	0.01	0.07	0.06	2.36
	COP24-16	461	2.44	1.43	0.03	0.08	0.14	1.06
	COP24-17	748	2.87	0.81	0.02	0.08	0.19	1.84
	COP24-18	1017	10.01	1.88	0.03	0.13	0.24	4.12
Cristiano	CR24-01	249	1.49	1.13	0.01	0.58	0.99	1.58
	CR24-02	269	0.90	1.36	0.02	0.07	0.17	2.48
Tajitos	Diorite MC - 2022	239	1.18	1.26	0.02	0.15	0.21	0.83
	Andesite MC - 2022	242	1.37	0.63	0.01	0.04	0.11	0.36
	And/Low MnOx MC 2022	275	2.46	1.14	0.02	0.08	0.16	1.20
	TAJ24-03	161	0.85	1.01	0.01	0.04	0.06	0.33
	TAJ24-04	240	3.81	1.07	0.02	0.13	0.28	0.23
	TAJ24-05	967	3.26	1.87	0.03	0.07	0.13	2.40
	TAJ24-06	458	0.77	0.97	0.01	0.10	0.18	0.35
Napoleon	Master Comp 2021	123	3.10	2.37	0.13	1.09	1.05	0.20
	Master Comp 2024	167	2.05	2.41	0.15	0.43	1.10	0.18
	NAP24-01	144	3.06	2.41	0.07	0.37	1.72	0.18
	NAP24-02	509	4.36	2.82	0.09	0.31	1.25	0.23
	NAP24-03	202	1.08	1.50	0.03	0.14	0.24	0.17
	NAP24-04	115	0.88	3.12	0.17	0.56	1.73	0.18
	NAP24-05	39	1.76	2.61	0.25	0.27	1.27	0.19
	NAP24-06	126	2.22	8.19	0.36	0.94	3.10	0.22
	NAP24-07	281	3.44	2.38	0.09	0.20	0.61	0.21
	NAP24-08	287	3.58	2.17	0.17	1.14	0.74	0.19
	NAP24-09	256	2.59	2.31	0.04	0.32	1.02	0.11
	NAP24-10	349	3.03	1.84	0.02	0.25	0.58	0.21
	NAP24-11	102	0.57	1.73	0.01	0.12	0.40	0.25

Panuco Project	Page 160
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Deposit	Composite	Assay - g/t		Assay - %
		Ag	Au	S	Cu	Pb	Zn	Mn
La Luisa	LSA24-01	346	4.79	2.77	0.02	0.22	0.29	0.38
	LSA24-02	184	3.11	4.48	0.08	1.29	2.06	0.22
	LSA24-03	56	0.84	2.44	0.04	0.41	0.79	0.18
	LSA24-04	54	1.88	3.41	0.18	0.32	2.31	0.23

Two samples from the Tajitos deposit were tested in the 2024 program but have been removed from the analyses as these intercepts are no longer in the mine plan. Portions of LSA24-01 and LSA-04 samples originated from 2 drill hole intercepts that are no longer in the mine plan, as these were composites assembled from two drill holes each. These samples are retained in metallurgical analysis.

Silver and gold are the primary metals of interest in the feed materials. The Napoleon and La Luisa samples generally had lower silver contents and higher gold than the Copala area samples. Also, the Napoleon and La Luisa samples had higher levels of sulphide minerals and base metals compared to the Copala area samples.

Manganese contents are displayed, as elevated levels appeared to correlate with lower leach extractions on some samples. Nine out of 38 of the Copala area samples contained manganese at levels of greater than 2%. Manganese was quite low in the Napoleon area samples.

Mineralogical composition and texture characteristics were measured using QEMSCAN technology, summarised composition data is presented in Table 13-4.

Table 13-4: Average Mineralogical Composition of the Variability Samples

Mineral	Average Content - %
	Copala	Tajitos	Cristiano	Napoleon	La Luisa
Silver Minerals	<0.1	<0.1	<0.1	<0.1	<0.1
Copper Sulphides	<0.1	<0.2	<0.3	0.3	0.2
Galena	0.2	0.2	0.4	0.5	0.7
Sphalerite	0.2	0.4	0.8	1.9	2.2
Pyrite	1.8	2.9	1.6	3.9	4.7
Quartz	57.5	50.8	64.1	60.0	48.6
Feldspars	23.6	32.8	18.2	21.2	34.8
Carbonates	5.5	1.8	4.6	1.8	2.1
Micas	2.0	1.8	1.6	2.4	1.4
Chlorite	2.5	2.7	2.3	2.7	2.0
Mn-Silicate	3.3	1.4	3.6	0.4	0.3
Others	3.5	5.3	2.8	4.7	3.0

Panuco Project	Page 161
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The most abundant host rock minerals in the samples were quartz and feldspars. Copala and Cristiano samples contained higher levels of carbonate minerals. The Napoleon and La Luisa samples contained higher levels of sulphide minerals than the Copala area material. Pyrite hosted the greatest portion of the sulphur in each of the composites.

The occurrence of manganese in silicates typically increased with increasing levels of manganese. Manganese was also present in a carbonate form, rhodochrosite, and minor amounts were present in chlorite minerals.

Detailed mineralogy was conducted on sized fractions of the 2024 Napoleon and Copala master composites following grinding to 80 % passing 91 µm for Napoleon and 104 µm for Copala. Selected liberation data is presented in Table 13-5, along with liberation data on the 2023 Copala master composite.

Table 13-5: Liberation Characteristics of the Composites - % Distribution

Mineral Status	Copala 2024 MC (104 µm P80)		Copala 2023 MC (67 µm P80)		Napoleon 2024 MC (91 µm P80)
	Ag-Sulphide	Pyrite	Ag-Sulphide	Pyrite	Ag-Sulphide	Galena	Sphalerite	Pyrite
Liberated	22.0	53.7	14.7	65.3	21.3	50.3	66.4	69.9
Binary - Ag Mineral	-	0.2	-	0.2	-	0.3	0.1	0.1
Binary - Cu Sulphides	2.7	0.2	26.3	0.9	8.7	2.6	8.2	0.8
Binary - Galena	-	0.5	-	1.9	2.0	-	0.8	1.2
Binary - Sphalerite	0.3	0.5	0.4	0.8	5.7	11.0	-	1.8
Binary - Pyrite	6.7	-	2.5	-	13.1	6.9	3.1	-
Binary - Gangue	52.8	43.3	50.5	28.4	21.8	20.6	18.4	24.2
Multiphase	15.6	1.5	5.5	2.5	26.8	8.4	2.9	2.1

Silver sulphide minerals in the 2024 Copala master composite, identified as approximately 80% acanthite and 20% Ag-Cu sulphides, were poorly liberated at 22%. However, this level of liberation was slightly better than the 2023 composite, considering that the grind size was coarser. Approximately 53% of the silver sulphides were present as binaries with gangue, the remaining 25% was in either binary or multi-phase form with other sulphide minerals. Grain size assessments were conducted on the silver sulphides which indicated that the estimated median diameter (D50) on a mass basis was 22 µm, and approximately 38% of the grain mass was finer than 10 µm. The fine-grained texture of the silver mineralization can be seen in QEMSCAN backscatter images of typical silver hosting ground feed grains, presented in Figure 13-6. In these images, the high-density silver minerals are the brightest phases, next is pyrite, and the host rock gangue minerals are darker grey.

Panuco Project	Page 162
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-6: Backscatter Images of Copala Feed Grains, >75µm Fraction

Source: ALS Metallurgy, 2024.

Pyrite was 54% liberated in the 2024 Copala composite, which is typically sufficient for rougher flotation recovery.

Silver sulphide minerals in the 2024 Napoleon master composite, identified as approximately 25% acanthite and 75% Ag-Cu sulphides, were also poorly liberated at 21%. Approximately 22% of the silver sulphides were present as binaries with gangue, the remaining 56% was in either binary or multi-phase form with other sulphide minerals. Grain size assessments on the silver sulphides indicated that the estimated median diameter (D50) on a mass basis was 15 µm, and approximately 47% of the grain mass was finer than 10 µm. QEMSCAN backscatter images of typical silver hosting feed grains are shown in Figure 13-7. Chalcopyrite is present in the first multi-phase grain image.

Figure 13-7: Backscatter Images of Napoleon Feed Grains, >75µm

Source: ALS Metallurgy, 2024.

Panuco Project	Page 163
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The fine silver mineral grain size and elevated association with other sulphides suggests that flotation with regrinding may be a beneficial addition to the processing strategy.

13.4 Comminution Testing

Comminution tests were conducted on composites and variability samples from each deposit, with the majority of the available results coming from the 2024 test program. The data set includes 26 samples from the Copala area and 15 samples from the Napoleon area. The results are summarised in Table 13-6.

Table 13-6: Comminution Test Results

Deposit	Sample	SMC Axb	Bond BWI (kWh/t)	Abrasion Index (g)
Copala Area	Minimum	27.9	14.8	0.167
	Maximum	46.9	18.9	0.612
	Average	34.9	17.7	0.333
	75th percentile	31.9	18.5	0.405
Napoleon Area	Minimum	33.7	15.9	0.100
	Maximum	44.4	18.7	0.523
	Average	39.0	17.1	0.295
	75th percentile	38.1	17.7	0.487

The Bond ball work index is relatively constant across the deposits, varying between 14.8 - 18.9 kWh/t. The SMC values suggest the material is competent, as Axb values measured using the SMC test protocol averaged 34.9 for the Copala area material and 39.0 for Napoleon area. The results indicate that material for the Panuco project is moderately hard in terms of comminution properties. The samples were also moderately abrasive, the 75th percentile Bond abrasion index values of Copala and Napoleon samples were 0.405 g and 0.487 g, respectively.

13.5 Gravity Concentration

Gravity concentration tests were conducted in earlier test programs on composites from each deposit using a Knelson concentrator, followed by hand panning of the Knelson concentrate. Each test was conducted on a 2 kg charge, at grind sizes of 80% passing 63 µm for Napoleon, 92 and 101 µm for Tajitos, and 97 µm for Copala. Summarised results are presented in Table 13-7.

Panuco Project	Page 164
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 13-7: Gravity Concentration Test Results

Deposit	Sample	Calculated head grade (g/t)		Mass (%)		Recovery (%)
		Silver	Gold	Pan Con	Tails	Silver	Gold
Napoleon	Napoleon MC 2021	133	2.83	0.6	99.4	11.9	25.7
Tajitos	Diorite MC	296	1.27	0.6	99.4	8.7	8.6
	Andesite MC	288	1.39	0.5	99.5	10.2	12.2
Copala	Copala MC 2023	339	2.44	0.7	99.3	12.0	23.0

Precious metal recoveries to the gravity concentrate were low, ranging from 8.7 to 12.0% for silver and 8.6 to 25.7% for gold. Gold recovery to the gravity concentrate increased with feed grade. These levels of precious metal gravity recovery do not justify inclusion of gravity concentration in the process flowsheet, so no further testing was considered.

13.6 Flotation - Saleable Concentrates

Froth flotation tests to investigate salable concentrates were conducted in the three initial test programs, including sequential flotation to produce separate lead-silver, zinc and pyrite concentrates and generating potentially saleable bulk sulphide concentrates. However, neither of these flotation processing strategies produced economically positive results and were not pursued in the feasibility metallurgical program. The most relevant results of this testing are summarised in the following sections.

13.6.1 Sequential Concentrate Flotation

A sequential flotation flowsheet consisting of lead-silver, zinc and pyrite flotation was investigated for the three deposits. Typical lead-zinc circuit chemistry was applied. In all tests, Aerophine 3418A and sodium isopropyl xanthate (SIPX) were used as lead-silver and zinc collectors respectively. Sodium cyanide and zinc sulphate were used as sphalerite and pyrite depressants within the lead-silver flotation step. Copper sulphate was used to reactivate the sphalerite in zinc flotation. SIPX was applied at a higher dose in the pyrite circuit to collect any remaining sulphides.

Silver and gold deportment to sequential rougher concentrates in selected tests following primary grinding to a nominal size of 70 µm P80 are presented graphically in Figure 13-8 and Figure 13-9.

Panuco Project	Page 165
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-8: Sequential Rougher Flotation Results - Silver Deportment

Source: Ausenco, 2024.

Figure 13-9: Sequential Rougher Flotation Results - Gold Deportment

Source: Ausenco, 2024.

Panuco Project	Page 166
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The majority of the silver and gold reported to the first sequential concentrate with galena, between 76 to 81% of the silver and 65 to 83% of the gold in the flotation feed. The deportment of silver and gold to concentrates in these rougher kinetic tests is higher than what would be measured in a full circuit with closed cleaner tailings circulation, but it provides a reference of ultimate recovery levels and distribution.

Recovery of silver and gold to flotation concentrates was moderately effective on the 2021 Napoleon master composite, however the losses to flotation tailings for Tajitos and Copala would result in unfavourable economics for a flotation only process. Furthermore, precious metal payment terms for lead and particularly zinc concentrates would detract from the payable silver and gold values. Finally, the value of gold and silver in a pyrite concentrate is somewhat uncertain, as this stream is likely not marketable and would require a dedicated cyanide leach circuit to produce doré.

13.6.2 Bulk Concentrate Flotation

Bulk sulphide flotation tests were conducted on the composites from each deposit, as well as variability samples from the Copala deposit. These were performed using a typical rougher flotation circuit to produce a bulk concentrate. Each of the tests were conducted at the natural pH of the ground feed, which ranged from 8.0 to 8.5, and used either potassium amyl xanthate (PAX) or SIPX as a collector. Copper sulphate was included as an activator in the Napoleon tests. Results are presented in Table 13-8. Silver recoveries to the rougher concentrates ranged from 77.1 to 96.8% and gold recoveries ranged from 77.0 to 92.3%.

Table 13-8: Bulk Flotation Rougher Recoveries

Sample	Prim. Grind (µm P80)	Feed Grade (g/t)		Recovery (%)
		Au	Ag	mass	Au	Ag
Napoleon 2021 MC	63	2.66	122	14.3	88.4	93.7
Tajitos - Diorite	70	1.28	284	19.7	81.2	87.6
Tajitos - Andesite	70	1.46	267	18.1	86.5	85.3
Copala 2023 MC	70	2.38	346	6.5	77.0	84.1
COP23-01	62	2.92	370	9.6	82.6	86.8
COP23-02	71	1.19	175	8.0	90.0	96.8
COP23-03	66	1.95	277	6.3	85.6	84.1
COP23-04	72	6.64	353	13.4	92.3	88.2
COP23-05	74	1.31	245	10.8	78.1	77.1
COP23-06	67	2.93	648	16.9	82.4	82.8

Open circuit cleaner tests were also conducted on Napoleon and Tajitos composites using two stages of cleaner flotation following regrinding of the rougher concentrates to produce higher-grade final concentrates. Results are presented graphically in Figure 13-10. While these concentrates may be marketable, the payment terms for the precious metal contents are uncertain. Losses to the cleaner tailings streams would result in unfavourable economics for this flotation only process.

Panuco Project	Page 167
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-10: Bulk Cleaner Flotation Upgrading Results

Source: Ausenco 2024.

13.7 Bulk Flotation for Product Leaching

Bulk sulphide flotation was investigated on most samples, to generate a concentrate for regrinding and subsequent leaching with sodium cyanide, as well as a flotation tailings stream for leaching. Primary grind sizes ranged from 62-79 µm on Copala area samples and 70-122 µm on Napoleon area samples. PAX was used as collector. Average results are presented in Table 13-9. Gold and silver recoveries versus feed grades are presented graphically in Figure 13-11 and Figure 13-12 and for Copala and Napoleon areas, respectively.

Table 13-9: Average Rougher Flotation Results

Deposit Area	Test count	Prim. Grind µm P80	Average Feed Grade			Rougher Recovery %
			Au g/t	Ag g/t	S%	mass	Au	Ag
Copala	24	70	2.1	397	1.0	8.4	80.5	82.3
Napoleon	16	89	2.3	195	2.9	11.8	88.2	90.7

Gold and silver recoveries on Napoleon samples were approximately 8% higher than Copala. The Napoleon samples generally had higher mass recoveries due to the higher sulphur contents in the feeds. Mass recoveries relative to feed sulphur contents are presented in Figure 13-13.

Panuco Project	Page 168
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-11: Copala Area Rougher Flotation Recoveries Vs Feed Grades

Source: Ausenco, 2025.

Figure 13-12: Napoleon Area Rougher Recoveries Vs. Feed Grades

Source: Ausenco, 2025.

Panuco Project	Page 169
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-13: Rougher Mass Recovery Vs. Sulphur Feed Grade

Source: Ausenco, 2025.

13.8 Cyanidation

13.8.1 Whole Ore Cyanidation

Bottle roll tests were conducted during each of the metallurgical programs to assess the amenability of materials to whole ore cyanide (NaCN) leaching. In order to maximize silver extraction, the conditions applied in the 2024-2025 test program were standardized to include primary grinding to 70 µm P80 and total leach residence times of 96 hours. Two hours of pre-aeration was applied, as previous testing indicated that this contributed to lower NaCN consumptions. Sodium cyanide dosages of 3 g/L were maintained for the first 24 hours and allowed to drift with no further additions for the remaining leach time, resulting in sodium cyanide concentrations typically remaining above 2 g/L. Additional testing was conducted on Copala samples using target primary grind sizes of 50 µm P80, as well as initial NaCN dosages of 5 g/L on samples with higher silver contents. Leach results from early test programs that were less aggressive are not included in this discussion. Only a few Napoleon area variability samples were evaluated by whole ore leaching, as master composite evaluation indicated that the flotation plus leach circuit would be more appropriate for this material, discussed in the following sections.

Leach extraction data for the master composites is presented in Table 13-10. Kinetic extraction curves are presented in Figure 13-14 and Figure 13-15.

Panuco Project	Page 170
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 13-10: Whole Ore Leach Results - Master Composites

Sample	Feed Size P80 µm	Leach hrs	Feed Grades			Leach Extraction %		Residue		NaCN Consumption kg/t
			Au g/t	Ag g/t	S %	Au	Ag	Au g/t	Ag g/t
NAP21-MC	63	48	2.76	128	2.37	92.8	86.7	0.20	17	2.5
NAP24-MC	68	72	2.31	160	2.41	93.1	89.0	0.16	18	2.3
	52	96	2.28	150	2.41	93.7	88.5	0.15	17	2.3
COP24-MC	72	72	2.00	305	1.1	89.7	88.1	0.21	36	2.4
	53	96	1.72	309	1.1	89.8	91.1	0.18	27	2.8
	34	72	1.67	288	1.1	92.2	93.1	0.13	20	3.0
COP24-MC2	71	96	2.37	435	0.91	90.3	91.0	0.23	39	2.8
	62	96	2.44	440	0.91	90.8	92.2	0.23	35	1.9

Silver leach kinetics were slower than gold and required up to 96 hours of residence time to stabilize at final extraction values. Finer primary grind sizes improved metal extractions, particularly for Copala silver extractions.

The WOL conditions were then applied to the variability samples from the Copala, Tajitos, Cristiano and La Luisa deposits. Only one Napoleon variability sample was tested with the WOL flowsheet. A greater number of tests were conducted on Copala material, as this represents a greater portion of the resource. In total, 50 WOL bottle roll tests were conducted on variability samples with either 3 or 5 g/t NaCN dosages, 96-hour residence times and varying primary grind sizes in the 2024 test program. The discussion below reviews the results of this testing.

Panuco Project	Page 171
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-14: Whole Ore Leach Kinetics - Copala Master Composites

Source: Ausenco, 2025.

Figure 13-15: Whole Ore Leach Kinetics - Napoleon Master Composites

Source: Ausenco, 2025.

Panuco Project	Page 172
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Metallurgical data for tests on Copala area variability samples conducted at a target primary grind size of 70 µm P80 are summarised in Table 13-11 These initial 19 tests were conducted with 96-hour leach residence times and 3 g/L NaCN. Results on one very high-grade sample (9.4 g/t Au, 1930 g/t Ag) have been excluded.

Table 13-11: Copala Area WOL Results - 70µm

Sample	Feed Size	Feed			Residue g/t		Extractions %
	P80 µm	Au g/t	Ag g/t	Mn %	Au	Ag	Au	Ag
COP24-01	77	4.10	492	1.90	0.46	64	88.9	87.0
COP24-02	75	0.84	169	2.85	0.14	20	83.3	88.4
COP24-03	74	2.59	272	0.60	0.23	19	91.1	93.1
COP24-04	73	2.02	363	0.61	0.28	35	86.1	90.4
COP24-05	63	2.15	189	0.70	0.23	29	89.5	84.6
COP24-06	65	1.69	141	0.31	0.12	10	92.9	93.1
COP24-07	72	2.34	811	1.32	0.22	97	90.6	88.0
COP24-08	65	1.10	470	0.06	0.09	22	91.8	95.4
COP24-09	72	2.24	527	3.83	0.43	102	80.8	80.7
COP24-10	76	1.54	226	0.99	0.15	22	90.3	90.1
COP24-11	65	2.80	279	0.39	0.18	27	93.6	90.4
COP24-13	68	2.71	511	1.90	0.27	76	90.0	85.1
COP24-14	67	3.22	646	0.40	0.17	53	94.7	91.8
COP24-15	71	3.10	509	2.36	0.33	85	89.4	83.4
COP24-16	76	2.66	458	1.06	0.19	67	92.8	85.5
COP24-17	67	3.19	822	1.84	0.31	149	90.3	81.9
COP24-18	68	9.68	1057	4.12	0.84	190	91.3	82.1
CR24-01	75	1.61	241	1.58	0.11	23	93.2	90.6
CR24-02	79	0.96	240	2.48	0.10	26	89.6	89.2
Average	71	2.66	443	1.54	0.25	59	90.0	87.9

The extractions for both gold and silver ranged between 80 and 95%. Higher feed grades did not always return higher leach extractions, as would be typically expected. This indicates that higher manganese levels in the feeds were often associated with lower leach extractions, particularly for silver. This can be observed in leach data displayed graphically in Figure 13-16. Manganese contents in the feed above 1.6% were associated with lower-than-expected recoveries on samples with higher gold and silver grades.

Panuco Project	Page 173
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-16: Copala Area WOL Results - 70 µm

Source: Ausenco, 2025.

The lower recoveries obtained on a portion of the Copala area samples prompted additional testing at a finer primary grind sizing. A total of 12 Copala samples were tested at both 70 and 50 µm P80 primary grind sizes. For this data set, the average gold recoveries increased from 90.7 to 92% while silver recoveries increased from 87.1 to 89.7% at the finer grind size. The results are displayed graphically in Figure 13-17.

Panuco Project	Page 174
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-17: Copala Area WOL Leach Results - 70 Vs. 50µm Comparison

Source: Ausenco, 2025.

Four Tajitos samples were also tested at an average grind size of 56 µm P80, however these samples were not also tested at 70 µm P80. The feed grades of these 4 samples averaged 2.2 g/t Au and 460 g/t Ag, the leach recoveries averaged 92.8 and 92.2% for gold and silver respectively.

Panuco Project	Page 175
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Repeat tests were conducted on five Copala samples using 5 g/L NaCN at the 50 µm P80 grind size. Results are presented in Table 13-12. The higher NaCN dosage improved silver extractions on two samples with silver feed grades above 600 g/t Ag by an average of 7.4%. Silver recovery improved by 1.9% on average for the other 3 samples, however the calculated silver feed grades of the repeat test charges were also somewhat lower. Gold extraction was unaffected by the higher NaCN dosage. Residue grades are graphed against feed grades in Figure 13-18. The NaCN consumptions averaged 2.3 kg/t for the 3 g/L tests and 3.3 kg/t for the 5 g/L tests.

Table 13-12: Copala WOL Results - NaCN Dosage Comparison

NaCN g/L	Sample	Feed Size	Feed			Residue g/t		Extractions %		NaCN Consumption kg/t
		P80 µm	Au g/t	Ag g/t	Mn %	Au	Ag	Au	Ag
3	COP24-13	56	2.80	543	1.9	0.23	67	91.8	87.8	2.1
	COP24-15	56	3.47	560	2.4	0.35	80	90.1	85.7	2.1
	COP24-16	53	2.75	532	1.1	0.18	57	93.6	89.3	2.1
	COP24-17	53	3.21	776	1.8	0.33	139	89.9	82.1	3.0
	COP24-18	56	10.00	1088	4.1	0.69	156	93.1	85.7	2.4
5	COP24-13	56	2.85	519	1.9	0.21	47	92.6	90.9	2.7
	COP24-15	48	3.36	475	2.4	0.31	58	90.8	87.8	3.5
	COP24-16	53	2.78	505	1.1	0.20	52	92.8	89.7	4.1
	COP24-17	53	3.23	742	1.8	0.29	58	91.0	92.2	4.2
	COP24-18	56	9.41	1066	4.1	0.67	102	92.9	90.4	2.0

Figure 13-18: Copala WOL Data - NaCN Dosage Comparison

Source: Ausenco, 2025.

Panuco Project	Page 176
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

One variability sample from Napoleon and four from La Luisa were evaluated with the WOL process, at a target primary grind size of 70 µm P80. Results are summarised in Table 13-13, along with the Napoleon master composite result for reference. The leach extractions had somewhat of a negative trend with higher sulphur contents in the feeds.

Table 13-13: Variability WOL Results - La Luisa and Napoleon

Sample	Feed Size	Feed			Residue g/t		Extractions %		NaCN Consumption kg/t
	P80 µm	Au g/t	Ag g/t	S%	Au	Ag	Au	Ag
LSA24-01	66	5.84	421	2.77	0.19	32	96.8	92.4	1.7
LSA24-02	77	3.30	194	4.48	0.48	49	85.5	75.0	1.5
LSA24-03	74	0.87	70	2.44	0.15	16	83.3	77.2	1.1
LSA24-04	82	1.93	55	3.41	0.14	21	92.8	62.9	1.6
NAP24-11	72	0.57	91	1.73	0.08	8	86.9	91.2	1.4
NAP24-MC	68	2.31	160	2.41	0.2	17.6	93.1	89.0	2.3

13.8.2 Flotation Concentrate Cyanidation

Bottle roll leach tests were conducted on flotation concentrate products generated in the test programs. Only the flotation plus leach results from the 2024 test program are discussed, as the conditions applied were consistent with the developed flowsheet. The flotation performance for these tests is discussed above in Section 13.7. Two Napoleon area samples have been removed from the leach analysis as they contained significantly higher feed sulphur contents than typical for the resource. Cyanidation tests were carried out at 3 g/L NaCN, and leach times were maintained at 48 hours. Regrinding targeted a product sizing of 18 µm P80. Results are summarised in Table 13-14.

Table 13-14: Flotation Concentrate Leach Results

Area	Test Count	Rougher Con Recovery %			Rougher Con Grade - g/t		Regrind Disch. (P80 µm)	Leach Extraction %		Leach Residue - g/t		NaCN Consumption, kg/t
		mass	Au	Ag	Au	Ag		Au	Ag	Au	Ag
Copala	24	8.1	80.4	82.1	26.6	5019	17	96.5	97.8	0.84	104	10.5
Napoleon	14	11.3	88.8	90.8	18.8	1661	17	96.1	91.3	0.51	99	7.3

Both silver and gold leach kinetics were quite fast and appeared to stabilize near final extraction values after 24 hours of residence time. Earlier testing had indicated that regrinding to relatively fine size resulted in the highest extraction values, so a regrind discharge size range of 15 to 20 µm was targeted. The average gold extractions from the rougher concentrates were similar across the deposit areas but silver extractions varied. Extractions as a function of concentrate grades are presented in Figure 13-19. It is indicated that there could be a greater refractory silver component in Napoleon area samples that contain higher levels of sulphides. This can be observed graphically in Figure 13-20, in which the low silver extractions appear to be associated with both low silver and high sulphur contents in the feeds.

Panuco Project	Page 177
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-19: Leach Results on Flotation Concentrates Vs. Concentrate Grades

Source: Ausenco, 2025.

Figure 13-20 Leach Results on Flotation Concentrates Vs. Au:S and Ag:S Ratios in Feeds - Napoleon

Source: Ausenco 2025.

Panuco Project	Page 178
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

13.8.3 Flotation Tailings Cyanidation

Bottle roll tests were conducted on flotation tailings samples generated following rougher flotation described in Section 13.7. Each test was conducted with 2,000 mg/L NaCN and leach residence times of 72 hours. Pre-aeration was not applied prior to leaching as the flotation process provided aeration, and the tailings were mostly depleted of sulphide minerals. The results for selected master composite tests and average variability results are provided in Table 13-15. The Copala variability results are the average of 22 tests, which include Copala, Tajitos and Cristiano variability samples. The Napoleon variability results are the average of 13 tests, which include Napoleon and La Luisa samples.

Table 13-15: Rougher Flotation Tailings Leach Results

Sample	Prim. Grind (P80 µm)	Rougher Tailings Distribution (%)			Rougher Tailings Grade (g/t)		Leach Extraction (%)		Leach Residue (g/t)		NaCN Consumption, kg/t
		mass	Au	Ag	Au	Ag	Au	Ag	Au	Ag
COP24-MC	72	91.6	25.2	19.1	0.50	63	76.9	62.6	0.12	24	2.1
COP24-MC2	71	91.1	18.2	13.4	0.40	67	75.3	67.0	0.10	22	1.6
Average of Copala Variability Samples	70	92.0	19.5	18.0	0.51	88	77.7	63.9	0.12	36	1.2
NAP24-MC	68	86.3	14.4	8.7	0.34	15	79.7	67.0	0.07	5	2.0
NAP24-MC	91	85.9	12.5	8.7	0.31	15	80.5	66.4	0.06	5	1.4
NAP24-MC	140	87.6	12.7	8.5	0.32	16	76.8	70.6	0.08	5	1.3
Average of Napoleon Variability Samples	90	88.9	11.1	9.2	0.24	19	76.5	67.3	0.05	6	1.0

The Napoleon area samples were tested at a coarser primary grind size, as the testing on the master composite indicated that this material was less sensitive to the primary grind size. At the time of testing, it was considered that the process plant might have a throughput expansion prior to processing Napoleon material, which would result in a coarser primary grind size.

Leach extractions on the flotation tailings were considerably lower than WOL results, as these feeds represent the portions of gold and silver with the finest grain size and lowest liberation characteristics since they did not respond to froth flotation. Typical leach kinetics are displayed graphically in Figure 13-21. Final leach extractions versus leach feed grades of the variability samples are presented in Figure 13-22.

Panuco Project	Page 179
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-21: Flotation Tailings Leach Extraction Kinetics

Source: Ausenco, 2025.

Gold and silver extractions from the rougher tailings were somewhat insensitive to the leach feed grade. Gold and silver extractions from the Copala samples, however, tended to decrease with increasing Mn content in the feeds, as presented graphically in Figure 13-23.

In contrast, Napoleon silver and gold extractions appeared to be related to gold and silver contents in the feeds. Data on Napoleon leach extractions versus leach feed grades are presented graphically in Figure 13-24. It should be noted that the Napoleon area flotation tests ranged in primary grind size, due to a change in target grind size for a portion of the sample set. The results suggest however that the leaching of this stream is somewhat insensitive to the range of primary grind sizes tested.

Panuco Project	Page 180
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-22: Flotation Tailings Leach Extractions - Variability Data

Source: Ausenco, 2025.

Figure 13-23: Flotation Tailings Extractions - Effect of Mn in Feed on Copala Samples

Source: Ausenco, 2025.

Panuco Project	Page 181
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-24: Flotation Tailings Extractions vs. Leach Feed Grades - Napoleon Samples

Source: Ausenco, 2025.

13.8.4 Combined Flotation Plus Leach Performance

Total flotation plus leach circuit performance data from the 2024 test program is presented in Table 13-16, which summarises the results presented in the previous two sections. Average results for the variability samples are reported. The Copala master composite displayed some sensitivity to grind size using this flowsheet, while the Napoleon master composite appeared to be insensitive to the range of grind sizes tested. Variability results are displayed graphically in Figure 13-25.

Table 13-16: Combined Flotation Plus Leach Results

Sample	Prim. Grind (µm P80)	Feed Grade			Combined Extractions		Total Residue		NaCN Consumption
		Au (g/t)	Ag (g/t)	S (%)	Au (%)	Ag (%)	Au (g/t)	Ag (g/t)	(kg/t)
COP24-MC	72	1.80	302	1.10	91.3	91.1	0.16	27	2.73
COP24-MC	104	1.78	292	1.10	91.3	88.6	0.15	33	2.31
COP24-MC	150	1.71	292	1.10	87.6	87.5	0.21	36	1.98
COP24-MC2	71	2.02	451	0.90	91.9	93.7	0.16	28	2.32
Avg of Copala Var.	70	2.41	439	1.07	92.9	91.3	0.17	41	1.89
NAP24-MC	68	2.07	143	2.41	95.2	92.0	0.10	12	3.42
NAP24-MC	91	2.12	146	2.41	95.6	91.0	0.09	13	2.59
NAP24-MC	140	2.22	165	2.41	94.2	92.9	0.13	12	2.42
Avg of Napoleon Var.	90	2.31	199	2.95	92.7	86.5	0.14	19	1.76

Panuco Project	Page 182
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 13-25: Flotation Plus Leach - Variability Sample Total Circuit Recoveries

Source: Ausenco, 2025.

Copala recoveries appeared to be related to manganese contents in feeds, as well as gold and silver grades. Recoveries on the Napoleon area samples could be related to gold and silver feed grades, as shown in Figure 13-26.

Figure 13-26: Flotation Plus Leach - Napoleon Total Circuit Recoveries

Source: Ausenco, 2025.

Panuco Project	Page 183
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

13.9 Regrind Specific Energy Testing

A series of rougher flotation tests were completed on a bulk sample containing approximately 60% Copala material and 40% Napoleon material to generate sufficient rougher concentrate for downstream testing. The feed was ground to a target sizing of 70 µm and processed in 15 kg batches. An IsaMill Signature Plot test was conducted on a 20 kg portion of this rougher concentrate using an 4L IsaMill.

The rougher concentrate sample measured P80 and P98 values of 43 and 126 µm, respectively, using a Malvern laser sizer. The test was conducted using a 2.5 mm graded ceramic media charge. The specific energy plot indicated that the material required 13.6 kWh/t to achieve a product size of 20 µm P80.

13.10 Cyanide Detoxification

Composites of Copala and Napoleon feed materials were assembled and used to generate leach slurries for cyanide detoxification testing. The flotation plus leaching process was applied to the Napoleon composite. The Copala composite was tests using both flowsheets but only results from the WOL circuit are reported. The leach slurries were contacted with activated carbon prior to treatment by SO2-air protocols. The leach slurries were diluted to 40% solids prior to testing. All tests were run in a continuous manner in an 800 ml reactor, in which steady state results were achieved following three displacements of the reactor volume. Sodium metabisulphite (SMBS) was added as an SO2 source, a solution of CuSO4 was added to catalyze the reaction and the reactor was sparged with air to provide oxygen for the reaction. In the final set of Copala tests, oxygen was sparged to ensure that higher dissolved O2 levels were achieved. Optimized results are presented in Table 13-17.

Table 13-17: CN Detoxification Results

Sample	Test ID	Detox Feed Slurry ppm				SO2:CN	Cu	Final Solution ppm
		CN WAD	Cu	Fe	Zn	Ratio	mg/L	CN WAD	Cu	Zn
Copala	BL-C6	1090	40	61	14.2	5	75	0.86	0.20	<0.01
Napoleon	187 D	1100	171	143	143	5	141	0.19	0.06	0.04

The results suggest that typical dosages of SO2 and Cu in solution were able to detoxify the remaining cyanide to levels that would be suitable for tailings use in underground paste backfill applications.

13.11 Solid Liquid Separation Testing

Pocock Industrial (Pocock) conducted solids liquid separation tests on three slurry samples from the KM7062 test work program at ALS and are summarised in Table 13-18. The tests conducted on these samples were conducted with water adjusted to a pH of 11 to simulate normal operating pH. The concentrate thickener composite was reground to a target P80 of 20 µm prior to any solid liquid separation testing to match the design parameters. The Pre-Leach Thickener Composite sample was chosen to best represent the expected Pre-Leach Thickener feed in the initial years of the project where the material will be processed by whole ore leaching. The Counter-Current Decantation Thickener Composite (CCD Thickener Composite) represents the later years when flotation-leaching will be utilized.

Panuco Project	Page 184
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 13-18: Solid Liquid Separation Sample Characterization

Sample	Tested pH	P80 (µm)	P95 (µm)	Passing 25 µm (%)	Solids SG
Pre-Leach Thickener Composite	11	62.1	62.1	57	2.74
CCD Thickener Composite	11	72.7	98	52.7	2.69
Concentrate Thickener Composite	11	-	27	96.7	3.32

The objective of the test program was to develop a set of data for the design of thickening equipment intended to dewater the material prior to further processing or final disposal.

Prior to conducting formal equipment sizing procedures, flocculant screening tests were performed on the samples to compare the performance of various commercially available flocculating reagent. The best observed product for all three materials was SNF AN 910 SH, a medium to high molecular weight, 15% charge density, anionic polyacrylamide. This flocculant was shown to produce a slightly more robust floccule structure than the other types tested.

Static and dynamic thickening tests were performed with the selected flocculant to develop a general set of data for thickener design and flocculant dosing requirements. The static thickening results are summarised in Table 13-19. All pulps were adjusted to a pH of 11.

Table 13-19: Static Thickening Testing

Sample	Flocculant Dose (g/Mt)	Minimum Unit Area at 20% Feed Solids (m2/t/d)	Maximum Underflow Solids Concentration (%)
Pre-Leach Thickener Composite	20	0.19	62.5
CCD Thickener Composite	15	0.247	63
Concentrate Thickener Composite	30	0.49	53

Dynamic thickening tests were performed on the CCD Thickener and Concentrate Thickener composite materials to determine the maximum hydraulic design basis for high-rate thickener design. Expected underflow solids concentrations and overflow suspended solids concentrations were also determined in testing as summarised in Table 13-20.

Table 13-20: Dynamic Thickening Testing

Sample	Tested Feed Solids (%)	Flocculant Dose (g/Mt)	Design Net Feed Loading (m3/m2h)	Predicted Overflow TSS (mg/L)	Predicted Underflow Density (%w/w)
CCD Thickener Composite	20.5	20-30	2.92	150-250	64
Concentrate Thickener Composite	12.5	35-40	2.67	150-250	53

Panuco Project	Page 185
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

CCD simulation testing indicated that a wash efficiency of over 99.9% could be achieved with five CCDs and a wash solution (in cubic meters) to dry weight (in dry metric tonnes) ratio of 3.0.

Solid liquid separation test work also included rheology measurements on the thickened underflow to develop a better understanding of underflow viscosities.

As a result of the static, dynamic, and rheology assessments conducted, Pocock concluded the recommended maximum design underflow density for the Pre-Leach Thickener to be 62.5% and Concentrate Thickener to be 53%.

13.12 Tailings Backfill Testing

Using representative tailings samples produced from the KM7062 test work program at ALS, Responsible Mining Solutions (RMS) was contracted to undertake a testing campaign to support the engineering to provide paste backfill to the underground mine.

A sample of tailings representative of the float plus leach circuit was selected for testing as the greater portion of the paste feed will be generated in this manner. Ancillary tests were performed on a range of other samples across various grind sizes as well to compare performance.

To assess the benefit of including a desliming hydro cyclone after the thickened tailings and ahead of the paste plant, RMS produced a deslimed sample (CUF) targeting <15% passing 20 µm and conducted tests alongside the primary float leach tailings sample. Summarised particle size distribution data, measured by laser sizing are presented in Table 13-21.

Table 13-21: Particle Size Distribution

	<20 (µm)	D30 (µm)	D50 (µm)	D80 (µm)
F/L 75 µm	34	17	33	75
CUF	16	37	58	98

13.12.1 Slump and Static Stress

Slump and static stress assessments were carried out on the 75 µm sample by beginning with a thickened paste and measuring the slump with an ASTM 300 mm (12") slump cone, the static yield stress with a Brookfield Viscometer, and percentage solids content. The purpose of these assessments was to assess the slump and static yield strength of the sample across a varying range of moisture contents.

At a solids content of 74%, a slump of 175 mm and uncemented static yield strength of 470 Pa was measured. When the sample was further diluted to a solids content of 71%, a slump of 250 mm and uncemented static yield strength of 200 Pa was observed.

Panuco Project	Page 186
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

13.12.2 Vacuum Disc Filtration

Vacuum disc filtration was carried out using a filter leaf dip apparatus and simulated the process of a full-scale disc filter. A vacuum pump with a vacuum regulator was used to achieve and maintain vacuum during the test. The filtration rate of the deslimed CUF sample was significantly higher than the 75 µm sample because the significantly lower number of fines. In one pair of tests with 60% solids feed density, the 75 µm sample was filtered to a cake thickness of 6 mm at a filtration rate of 289 kg/m2/h while the CUF sample was filtered to a cake thickness of 16 mm at a filtration rate of 950 kg/m2/h.

13.12.3 Unconfined Compressive Strength (UCS)

UCS testing was carried out using a Humboldt Masterloader 5030 digital load frame with S-type load cells. Two types of binders were used in the UCS assessment, one being general use limestone cement (GUL) and the other being a mix of ground granulated iron blast furnace slag (GGBFS) and GUL at a ratio of 90:10 GGBFS/GUL.

The samples were prepared to a 175 mm slump prior to casting; binder was added, thoroughly mixed and slumped. Water was added until the desired slump was achieved. The material was poured into cylinder moulds and stored in a curing chamber until the specified break date. Table 13-22 summarises the findings of the UCS assessment.

Table 13-22: Unconfined Compressive Strength Summary

	Binder	Slump (mm)	Binder Conc. (%)	Strength (kPa) at Curing Periods (Days)
				3	7	28	90
F/L 75 µm	GUL	175	5	-	90	120	140
	GUL	175	10	180	330	370	-
	90:10 GGBFS:GUL	175	5	-	200	1090	1470
	90:10 GGBFS:GUL	175	10	130	890	2210	-
CUF	GUL	175	5	-	40	50	-
	90:10 GGBFS:GUL	175	5	-	280	1180	-

Using the 90:10 ratio of GGBFS:GUL binder resulted in a significantly higher UCS when compared to only using GUL. The CUF sample was observed to have only a slightly higher UCS when compared to the 75 µm sample, which means the adding a hydro cyclone to remove slimes prior to the paste plant would not significantly improve the UCS of the cemented paste.

Panuco Project	Page 187
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

13.13 Recovery Estimates

Silver and gold recovery estimates were determined for the two main deposit areas using results from the 2024 metallurgical test program and used in the financial model. Recovery estimates were determined for two process flowsheets which reflects an expansion in the project design. Phase 1 would utilize a WOL with a primary grind of 50 µm P80 and 96-hour leach residence time. In Phase 2, the throughput would increase and the flotation and concentrate leaching circuits would be added, resulting in increase in the primary grind size to 70 µm P80 and a rougher tailings leach residence time of approximately 80 hours.

Residue grade models were determined for the Copala area materials and related to gold and silver feed grades. Separate equations were determined for high and low manganese contents in the feeds, differentiated at a content of 1.6% Mn. The 1.6% Mn criteria was determined from the laboratory testing data set, significant differences in metallurgical performance were observed in these two sample groups. Details of the residue grade models are summarised in Table 13-23.

Table 13-23: Residue Model Details - Copala Area Material

Phase	Metal	Residue Metal Grade Equation
Phase 1 WOL	Au (Feed Mn <1.6%)	Residue Au g/t = 0.079 + 0.35*[Au g/t]
	Au (Feed Mn >1.6%)	Residue Au g/t = 0.077 + 0.062*[Au g/t]
	Ag (Feed Mn <1.6%)	Residue Ag g/t = 8.84 + 0.05*[Ag g/t]
	Ag (Feed Mn >1.6%)	Residue Ag g/t = -8.73 + 0.113*[Ag g/t]
Phase 2 Flotation-Leach	Au (Feed Mn <1.6%)	Residue Au g/t = 0.068 + 0.027*[Au g/t]
	Au (Feed Mn >1.6%)	Residue Au g/t = 0.071 + 0.058*[Au g/t]
	Ag (Feed Mn <1.6%)	Residue Ag g/t = 6.74 + 0.042*[Ag g/t]
	Ag (Feed Mn >1.6%)	Residue Ag g/t = 4.23 + 0.108*[Feed Ag g/t]

Recovery models for Napoleon area materials were related to gold and silver feed grades. The Phase 1 equations predicted residue grades and included feed sulphur contents in the equations. Phase 2 equations predicted recoveries directly and were only related to gold and silver feed contents. Details of the recovery models are summarised in Table 13-24.

Table 13-24: Recovery Model Equations

Phase	Metal	Metal Recovery Equation	Max. Value
Phase 1 WOL	Au	Au Rec = (1-(-0.18+0.0043*[Au g/t]+0.128*[S%])/[Au g/t])*100	97.0%
	Ag	Ag Rec = (1-(-19.38+0.043*[Ag g/t]+12.54*[S%])/[Ag g/t])*100	96.0%
Phase 2 Flotation-Leach	Au	Au Rec = (91.05+4.57*ln[Au g/t])	97.5%
	Ag	Ag Rec = (42.26+9.2*ln[Ag g/t])	96.0%

Panuco Project	Page 188
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

13.14 Deleterious Elements

Mercury content was measured on composites; results are presented in Table 13-25. Bulk Composite 1 was used for concentrate generation and consisted of 60% Copala material and 40% Napoleon material.

Table 13-25: Mercury Measurements on Feed Composites

Material	Hg ppm
Bulk Composite 1 (60% Copala, 40% Napoleon)	0.038
Copala Master Composite 2	0.028
Copala Detox Composite	0.023
Napoleon Detox Composite	0.040

The measured mercury values in the feed materials were quite low. Leach solutions from the detox composites were analyzed for mercury, but results were below the detection limit of 0.001 ppm. This suggests that a maximum of 4% of the mercury is expected to report to the leach solution and ultimately to the zinc precipitate. At the design throughput of 4000 t/d and using the Bulk Composite 1 mercury content, the total mercury vaporizing in the refinery could be in the range of 2.2 kg/a.

Leach solutions produced from the Copala and Napoleon cyanide destruction composites were analyzed for dissolved metals. Results indicated that 171 ppm Cu and 143 ppm Zn were present in the Napoleon combined concentrate and flotation tailings leach solution. These could contribute to increased cyanide consumption but otherwise are not expected to have a negative impact on the overall process. The Copala leach solutions had lower Cu and Zn contents.

No other deleterious elements that may have significant impacts on potential economic extraction have been identified at this time.

13.15 Comments on Mineral Processing and Metallurgical Testing

The metallurgical test programs completed on samples from the Panuco deposits provide a comprehensive assessment of metallurgical performance of the materials.

The test work and economic evaluations indicated that WOL at a grind size of 50 µm P80 for Copala material has favourable economics in Phase 1 as it minimizes the initial capital expenditure. The fine grinding target can be achieved in early production years with the designed grinding circuit as the underground mining rates are developing. A WOL residence time of 96 hours is specified for this processing rate.

Once the underground mining develops to full production by the end of year three, the addition of flotation, concentrate regrind and leaching circuits provide the highest recoveries and best economics for all materials. The planned 23% increase in process throughput results in a primary grind size increase to 70 µm P80 and reduction in the flotation tailings leach residence time to approximately 79 hours, which is sufficient to achieve the estimated metallurgical performance.

Panuco Project	Page 189
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Economic evaluation showed that the increased Ag recovery at 5 g/L NaCN for all Copala materials was not sufficient to justify the increased cost of cyanide consumption and detoxification. However, this higher dosage may still be an economical processing strategy in the event that the processing plant receives very high silver feed grades on a periodic basis. Furthermore, it is not likely that all Copala materials will require 3 g/L NaCN dosages to achieve maximum silver extraction within 96 hours at the Phase 1 primary grind size of 50 µm P80, so the NaCN addition to the operating plant is expected to be lower. Similarly, the flotation tailings NaCN dosage of 2 g/L is also expected to be optimized at a lower dosage at plant scale.

The plant ball mill will be operating in closed circuit with hydro-cyclones which will provide some improvement to the liberation levels of higher SG mineralized grains over laboratory testing with batch rod mill grinding. This feature may provide a benefit to leach performance at a plant scale.

Use of the SO2-Air process for cyanide detoxification was proven to be effective, achieving very low levels of WAD CN levels in the product slurries. Very low discharge WAD CN levels were targeted in lab testing to accommodate paste backfill requirements, however when pumping tailings to the tailings storage facility, natural UV degradation may allow for reduced reagent addition rates.

Leach residues from various materials generated in the test program were submitted for environmental analyses, results are discussed in Section 20.

Panuco Project	Page 190
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

14 MINERAL RESOURCE ESTIMATES

14.1 Introduction

The following section describes updated MREs for the Napoleon-La Luisa and Copala-Tajitos deposit areas, as well as MREs for the Animas and San Antonio areas previously published (Armitage and Eggers, 2024).

Completion of the updated MREs for the Napoleon-La Luisa and Copala-Tajitos deposit areas involved the assessment of an updated drill hole database, which included all data for surface drilling completed between November 2019 and September 2024. The MREs for the Animas and San Antonio deposit areas included data for surface drilling completed between November 2019 and September 2022; there has been no new drilling on the Rosarito-Cuevillas in Animas and San Antonio deposit areas and these MREs previously published (Armitage et al., 2023) are considered current. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (resource domains), 3D topographic surface models, 3D models of historical underground workings, and available written reports.

The Inverse Distance Squared (ID2) calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Au (g/t), Pb (ppm) and Zn (ppm) into block models for all deposit areas.

Measured, Indicated and Inferred mineral resources are reported in the summary tables in Section 14.11. The MREs presented below take into consideration that all deposits on the Property may be mined by underground mining methods.

The reporting of the updated MREs comply with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions). In completing the updated MREs, the author uses general procedures and methodologies that are consistent with industry standard practices, including those documented in the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

14.2 Drill Hole Database

To complete the current MREs for the Property, an updated database comprising a series of comma delimited spreadsheets containing surface diamond drill hole information was provided by Vizsla for the Napoleon-La Luisa, Tajitos-Copala areas. The database included hole location information, down-hole survey data, assay data for all metals of interest, lithology data and density data. The data in the geochemistry/assay tables included data for the elements of interest including Ag (g/t), Au (g/t), Pb (ppm) and Zn (ppm). After review of the database, the data was then imported into GEOVIA GEMS version 6.8.3 software (GEMS) for statistical analysis, block modeling and resource estimation. No errors were identified when importing the data. The data was validated in GEMS, and no erroneous data, data overlaps or duplication of data was identified.

Panuco Project	Page 191
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The updated database provided by Vizsla for the MREs include data for 981 surface diamond drill holes, completed on the Property, totalling 373,807 m (Table 14-1, Figure 14-1 and Figure 14-2). The database totals 55,893 assay intervals representing 65,228 m of drilling. The average assay sample length is 1.17 m.

The database was checked for typographical errors in drill hole locations, down hole surveys, lithology, assay values and supporting information on source of assay values. Overlaps and gapping in survey, lithology and assay values in intervals were checked. All assays had analytical values for Ag (g/t), Au (g/t) Pb (ppm) and Zn (ppm).

Table 14-1: Project Drill Hole Totals

Deposit Area	Drill Holes	Drill Hole #	Total Length (m)	No. of Assays	Total Assay Length (m)	Average Assay Length (m)
Napoleon - Joséphine - La Luisa - Cruz	450	NP-20-01 to 44 NAP-2023-001 to -006	173,000	22,528	25,478	1.13
Copala - Tajitos - Cristiano	411	CS-20-01 to 402 COP-2023-001 to -005	166,967	25,773	30,731	1.19
Animas	51	AM-19-01 to AM-22-50	16,881	2,322	2,764	1.19
San Antonio	69	CO-20-01 to CO-22-69	16,959	5,270	6,255	1.19
Total	981	-	373,807	55,893	65,228	1.17

Figure 14-1: Plan View: Distribution of Surface Drill Holes on the Property (WGS 84), on Topography

Source: SGS, 2024.

Panuco Project	Page 192
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-2: Isometric View Looking Northwest: Distribution of Surface Drill Holes in the Copala-Tajitos-Napoleon-Cruz-La Luisa Areas (WGS84)

Source: SGS, 2024.

14.3 Mineral Resource Modelling and Wireframing

For the current MREs, Vizsla provided the author with a total of 29 three-dimensional (3D) resource models, (Table 14-2) (Figure 14-3 to Figure 14-5), constructed in Leapfrog Geo, representing:

  The Napoleon area (13 models), including 11 models for Napoleon, 1 model representing Cruz and 1 model representing Josephine.

  The La Luisa area (3 models).

  The Copala area (7 models), including 5 models for Copala, 1 model for Cristiano and 1 model for Tajitos.

  The Animas area (5 models).

  The San Antonio area (Generales) (1 model).

The author was also provided with digital elevation surface models (LiDAR) for the Napoleon-Copala, Animas and San Antonio areas. All 3D resource models were clipped to topography. The surface models were derived from data collected during a LiDAR survey completed by Eagle Mapping out of Langley, BC, in June of 2022. The data was received by Vizsla in August of 2022.

Panuco Project	Page 193
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The author reviewed the resource models in plan view and section view and considers them to be well constructed, and representative of the main structures identified on the Property, as well as the distribution of the Ag-Au-Pb-Zn mineralization within these structures. Minor errors were identified by the author during the review process and were corrected by Vizsla before final resource estimation. All models have been extended well beyond the limits of the current drilling for the purpose of providing guidance for continued exploration. However, the extension of the mineral resource beyond the limits of drilling is limited by the search radius during the interpolation procedure (a maximum of 100 m past drilling for most areas and 110 m for Napoleon); models are also limited to the Property boundary.

Mineralization in the Napoleon area extends for roughly 2,600 m along strike and up to 550 m vertically (main Napoleon structures) and is hosted in multiple, variably oriented structures. The main Napoleon structure and FW zones trend roughly 350° and dip east at -80⁰. The Napoleon HW zones variably trend from 315° to 355° to 2° and dips range from -38 to -80° east. The Josephine structure trends 355° and dips to the east at roughly -75°. The Cruz zone trends roughly 330° and dips to the northeast at -85°. Mineralization in the La Luisa structure extends for up to 950 m and to depths of 600 m. The La Luisa models' trend 335° and are near vertical.

Mineralization in the Copala structure extends for up to 1,700 m along strike and to depths of 450 to 550 m below surface, and is hosted in multiple, variably oriented structures. The main Copala structures trend 320 - 340° with dips ranging from -30° to -60° east. The Cristiano structure trends 335° and dips -80⁰ east. The Tajitos structure trends 20° and dips to the east at -65°.

In the Animas area, mineralization extends to depths of up to 230 m and is hosted in multiple structures which trend 35° (near vertical) and 140° (dips roughly -55°).

The San Antonio structure is in the Cordon del Oro area and trends 195° and dips -55° to the south. Mineralization within the San Antonio structure extends for 650 m along strike and up to 340 m below surface.

Table 14-2: Property Domain Descriptions

Model (Vizsla Models)	Rock Code	Block Rock Code	Bulk Density
	GEMS
Napoleon_Area_GM - HW3	HW3	306	2.91
Napoleon_Area_GM - Josephine	JOSEPHIN	312	2.74
Napoleon_Area_GM - Napoleon	NAPOLEON	300	2.74
Napoleon_Area_GM - NP FW1	FW1	301	2.76
Napoleon_Area_GM - NP-FW2	FW2	302	2.76
Napoleon_Area_GM - NP-FW3	FW3	303	2.76
Napoleon_Area_GM - NP-HW-1	HW1	304	2.91
Napoleon_Area_GM - NP-HW-4	HW4	307	2.91
Napoleon_Area_GM - NP-HW-5	HW5	308	2.91

Panuco Project	Page 194
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Model (Vizsla Models)	Rock Code	Block Rock Code	Bulk Density
	GEMS
Napoleon_Area_GM - NP-HW-6	HW6	309	2.91
Napoleon_Area_GM - NP-HW-7	HW7	310	2.91
Napoleon_Area_GM - Cruz Negra	CRUZ	311	2.74
Napoleon_Area_GM - HW-2	HW2	305	2.91
Luisa_GM-luisa_main	LUISAMAIN	400	2.81
Luisa_GM-luisa_fw	LUISA FW	401	2.81
Luisa_GM-luisa_hw	LUISA_HW	402	2.81
TAJITOS_GM_SM - Copala_2	COPALA2	234	2.81
TAJITOS_GM_SM - Copala_4	COPALA4	236	2.71
TAJITOS_GM_SM - Copala_3	COPALA3	235	2.71
TAJITOS_GM_SM - Cristiano	CRISTIAN	240	2.71
TAJITOS_GM_SM - Tajitos	TAJITOS	250	2.71
TAJITOS_GM_SM - Copala_Main	COPALA	233	2.65
TAJITOS_GM_SM - Copala_Main N	COPALAN	243	2.71
TAJITOS_GM_SM - Copala_5	COPALA5	237	2.71
Animas - Cuevillas	CUEVILLA	101	2.60
Animas - Cuevillas_fw	CUEVFW	102	2.60
Animas - Rosarito	ROSARITO	104	2.60
Animas - Rosarito_splay	ROSARSPL	106	2.60
Animas - Rosarito_splay_hw	ROSARHW	105	2.60
Los Generales Vein - Generales_Vein20230110	GENERAL	103	2.60
Waste			2.67

Panuco Project	Page 195
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-3: Plan View: Property Mineral Resource Models

Source: SGS, 2024.

Figure 14-4: Isometric View Looking Northeast: Property Mineral Resource Models

Source: SGS, 2024.

Panuco Project	Page 196
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-5: Isometric View Looking Northwest: Property Mineral Resource Models, Copala-Napoleon-La Luisa Areas

Source: SGS, 2024.

14.4 Bulk Density

The author was provided with an updated database of 2,091 bulk density measurements for the current MREs. Samples were collected from the Napoleon (912 samples, average 2.71), Copala (1,152 samples, average 2.70) and the Animas (27 samples, average 2.51) areas.

Of the data collected, 485 samples are from mineralized material. Based on a review of the available density data, it was decided that a fixed value be used for each resource model. The average density used by domain for the current MRE are presented in Table 14-2 above.

It is recommended that Vizsla continue to collect additional density data as drilling continues, collecting samples from the various structures, representing different styles of mineralization, ranges in grade of Ag, Au, Pb and Zn and at different depths of the deposits. It is recommended that Vizsla continue the current bulk density sampling program as the drill program continues.

14.5 Compositing

The assay sample database available for the revised resource modelling totalled 55,893 samples representing
65,228 m of drilling (Table 14-1). A statistical analysis of the assay data from within the mineralized domains, by area, is presented in Table 14-3. There are a total of 7,360 assays within the resource domains.

Panuco Project	Page 197
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 14-3: Statistical Analysis of the Drill Assay Data from Within the Deposit Mineral Domains - by Area

 Copala Area: Copala, Tajitos and Cristiano

Variable	Copala Area: Copala Main, Copala 1-5, Cristiano
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	3,281
Average Sample Length	1.10 m
Minimum Grade	0.25	0.00	4	8
Maximum Grade	26,486	663	104,000	88,800
Mean	318	2.15	986	1,952
Standard Deviation	1,155	13.9	3,653	5,565
Coefficient of variation	3.63	6.45	3.71	2.85
97.5 Percentile	2,405	15.6	7,395	14,825

Variable	Tajitos
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	300
Average Sample Length	0.94 m
Minimum Grade	0.25	0.00	11	9
Maximum Grade	4,420	23.4	35,700	54,100
Mean	316	1.81	1,850	3,833
Standard Deviation	606	3.27	4,010	7,297
Coefficient of variation	1.92	1.81	2.17	1.90
97.5 Percentile	2,340	12.1	11,200	23,900

Napoleon Area: Napoleon, Cruz, Josephine and La Luisa

Variable	Napoleon_HW (4)
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	369
Average Sample Length	0.88 m
Minimum Grade	0.25	0.00	11	33
Maximum Grade	5,010	34.6	72,800	267,000
Mean	153	1.37	2,927	10,832
Standard Deviation	461	3.88	7,142	24,247
Coefficient of variation	3.02	2.83	2.44	2.24
97.5 Percentile	1,355	12.35	21,950	74,350

Panuco Project	Page 198
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Variable	Napoleon + Splays: Napoleon and NP_HW 1,2,3,5,6,7 and NP_FW1, 2, 3
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	2,387
Average Sample Length	0.97 m
Minimum Grade	0.25	0.00	2	19
Maximum Grade	8,050	199	210,000	237,000
Mean	120	1.83	4,372	13,285
Standard Deviation	392	8.48	13,407	25,057
Coefficient of variation	3.26	4.63	3.07	1.89
97.5 Percentile	895	13.6	25,750	83,800

Variable	Cruz
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	50
Average Sample Length	0.88 m
Minimum Grade	3.50	0.03	49	81
Maximum Grade	2,490	21.0	12,650	114,500
Mean	217	3.24	2,432	14,522
Standard Deviation	489	5.26	3,067	22,557
Coefficient of variation	2.26	1.62	1.26	1.55
97.5 Percentile	2,158	20.4	11,950	98,600

Variable	Josephine
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	89
Average Sample Length	0.99 m
Minimum Grade	0.25	0.00	1	9
Maximum Grade	11,413	101	36,200	99,000
Mean	219	2.86	2,758	9,889
Standard Deviation	1,247	12.4	5,685	18,395
Coefficient of variation	5.71	4.33	2.06	1.86
97.5 Percentile	2,014	36.5	20,425	66,300

Panuco Project	Page 199
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Variable	La Luisa
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	506
Average Sample Length	1.05 m
Minimum Grade	0.25	0.00	15	87
Maximum Grade	11,502	121	136,000	277,000
Mean	121	2.14	3,326	11,208
Standard Deviation	608	9.22	11,816	25,970
Coefficient of variation	5.02	4.31	3.55	2.32
97.5 Percentile	622	11.4	23,700	82,550

 Animas Area: Cuevillas and Rosarito

Variable	Animas Area
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	145
Average Sample Length	1.04 m
Minimum Grade	0.25	0.00	8	8
Maximum Grade	4,420	24.3	55,600	116,000
Mean	119	1.17	2,343	6,653
Standard Deviation	388	2.43	6,919	16,955
Coefficient of variation	3.27	2.07	2.95	2.55
97.5 Percentile	566	6.71	18,100	64,400

 San Antonio Area: Generales

Variable	San Antonio Area
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	233
Average Sample Length	1.13 m
Minimum Grade	0.25	0.00	3	18
Maximum Grade	2,940	34.2	1,005	1,295
Mean	107	0.68	106	253
Standard Deviation	272	2.71	121	201
Coefficient of variation	2.55	3.99	1.14	0.79
97.5 Percentile	759	4.03	483	799

Panuco Project	Page 200
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The average length of all assay sample intervals is 1.03 m and ranges from 0.20 to 1.65 m. Of the 7,360 assays, approximately 21% are 1.5 m in length; 37% of the assays are >1.25 m; 51% of the assays are > 1.00 m. To minimize the dilution and over smoothing due to compositing, a composite length of 1.50 m was chosen as an appropriate composite length for all areas, for the current MRE.

For the current MRE, composites for the Copala and Napoleon areas were generated within each domain to a nominal length of 1.5 m. Composites were normalized in each interval to create equal length composites. Tolerances of 0.50 m composite lengths were allowed. Un-assayed intervals were given a value of 0.0001 m for Ag, Au, Pb and Zn. The composites were extracted to point files for statistical analysis and capping studies. The constrained composites were grouped based on the mineral domain (rock code) of the constraining wireframe model.

Composites for the Animas and San Antonio areas were generated starting from the collar of each hole. Un-assayed intervals were given a value of 0.0001 m for Ag, Au, Pb and Zn. Composites were then constrained to the individual mineral domains. The constrained composites were extracted to point files for statistical analysis and capping studies. The constrained composites were grouped based on the mineral domain (rock code) of the constraining wireframe model.

A total of 5,986 composite sample points occur within the resource models. A statistical analysis of the composite data from within the mineralized domains, by area, is presented in Table 14-4.

Table 14-4: Statistical Analysis of the Composite Data from Within the Deposit Mineral Domains - by Area

 Copala Area: Copala, Tajitos and Cristiano

Variable	Copala Area: Copala Main, Copala 1-5, Cristiano
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	2,331
Average Sample Length	1.49 m
Minimum Grade	0.00	0.00	0	0
Maximum Grade	8,239	72.2	40,048	46,483
Mean	182	1.08	604	1,259
Standard Deviation	547	3.27	1,943	3,482
Coefficient of variation	3.00	3.04	3.22	2.77
97.5 Percentile	1,625	9.70	4,299	9,345

Variable	Tajitos
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	312
Average Sample Length	1.46 m
Minimum Grade	0.00	0.00	0	0
Maximum Grade	2,333	15.0	24,201	28,567

Panuco Project	Page 201
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Variable	Tajitos
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Mean	184	1.06	1,047	2,111
Standard Deviation	397	2.25	2,609	4,380
Coefficient of variation	2.16	2.11	2.49	2.07
97.5 Percentile	1,548	8.68	8,712	13,740

 Napoleon Area: Napoleon, Cruz, Josephine and La Luisa

Variable	Napoleon_HW (4)
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	354
Average Sample Length	1.46 m
Minimum Grade	0.00	0.00	0	0
Maximum Grade	2,279	17.7	65,447	204,395
Mean	50.7	0.46	1,139	4,400
Standard Deviation	196	3.55	4,524	15,499
Coefficient of variation	3.87	2.93	3.97	3.52
97.5 Percentile	426	3.84	9,276	38,576

Variable	Napoleon + Splays: Napoleon and NP_HW 1,2,3,5,6,7 and NP_FW1, 2, 3
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	1,764
Average Sample Length	1.46 m
Minimum Grade	0.00	0.00	0	0
Maximum Grade	7,034	137	191,808	204,060
Mean	92.4	1.41	3,135	9,546
Standard Deviation	296	6.22	8,448	17,263
Coefficient of variation	3.20	4.40	2.70	1.81
97.5 Percentile	741	10.4	19,973	62,116

Variable	Cruz
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	31
Average Sample Length	1.44 m
Minimum Grade	0.00	0.00	0	0
Maximum Grade	1,063	16.4	12,546	102,928

Panuco Project	Page 202
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Variable	Cruz
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Mean	164	2.86	2,520	15,990
Standard Deviation	260	3.94	3,074	22,434
Coefficient of variation	1.58	1.38	1.22	1.40
97.5 Percentile	999	13.1	11,277	83,177

Variable	Josephine
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	115
Average Sample Length	1.49 m
Minimum Grade	0.00	0.00	0	0
Maximum Grade	5,423	59.9	17,410	54,909
Mean	81.9	1.37	1,114	3,626
Standard Deviation	512	7.10	2,632	9,081
Coefficient of variation	6.25	5.19	2.36	2.50
97.5 Percentile	502	4.53	8,731	29,520

Variable	La Luisa
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Assay Samples	183
Average Sample Length	1.49 m
Minimum Grade	0.00	0.00	0	0
Maximum Grade	5,118	53.7	53,085	145,469
Mean	149	2.44	3,287	12,377
Standard Deviation	480	7.08	7,138	21,843
Coefficient of variation	3.23	2.90	2.17	1.76
97.5 Percentile	879	19.0	24,335	71,484

 Animas Area

Variable	Animas Area
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Composite Samples	120
Composite Length	1.50 m
Minimum Grade	0.00	0.00	0.00	0.00

Panuco Project	Page 203
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Variable	Animas Area
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Maximum Grade	1,124	7.39	40,800	86,460
Mean	78.3	0.83	1,760	4,940
Standard Deviation	156	1.37	4,825	11,817
Coefficient of variation	2.00	1.65	2.74	2.39
97.5 Percentile	592	6.14	16,850	46,298

 San Antonio Area

Variable	San Antonio Area
	Ag g/t	Au g/t	Pb ppm	Zn ppm
Total # Composite Samples	187
Composite Length	1.50 m
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	2,379	27.6	756	1,251
Mean	90.9	0.61	98.0	246
Standard Deviation	226	2.34	101	188
Coefficient of variation	2.49	3.86	1.03	0.76
97.5 Percentile	564	2.94	350	727

14.6 Grade Capping

A statistical analysis of the composite database within the resource models (the "resource" population) was conducted to investigate the presence of high-grade outliers which can have a disproportionately large influence on the average grade of a mineral deposit. High grade outliers in the composite data were investigated using statistical data (Table 14-4), histogram plots, and cumulative probability plots of the composite data. The statistical analysis was completed by deposit area and was completed using GEMS.

After review, it is the opinion that capping of high-grade composites to limit their influence during the grade estimation is necessary for Ag, Au, Pb and Zn for all areas. A summary of grade capping values within the mineralized domains, by area, is presented in Table 14-5. In the opinion of the author, the capping applied to the deposit composites has had the desired effect of limiting the influence of high-grade outliers on the global MRE. The capped composites are used for grade interpolation into the Deposit block models.

Panuco Project	Page 204
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 14-5: Composite Capping Summary - by Domain/Deposit Area

Domain/Deposit Area	Total # of Composites	Attribute	Capping Value	# Capped	Mean of Raw Composites	Mean of Capped Composites	CoV of Raw Composites	CoV of Capped Composites
Copala Area
Copala + Cristiano	2,548	Ag g/t	2,500	50	255	222	2.78	2.17
		Au g/t	24.0	18	1.71	1.44	4.62	2.43
		Pb ppm	12,000	21	757	701	2.88	2.30
		Zn ppm	16,000	36	1,565	1,398	2.62	1.95
Tajitos	209	Ag g/t	1,400	10	281	252	1.70	1.47
		Au g/t	10.0	6	1.64	1.57	1.61	1.50
		Pb ppm	10,000	4	1,510	1,259	2.08	1.68
		Zn ppm	12,000	13	2,920	2,494	1.68	1.34
Napoleon Area
Napoleon_HW and _FW	1,181	Ag g/t	1,200	8	75.8	61.4	4.27	2.89
		Au g/t	12	13	0.75	0.62	3.98	2.87
		Pb ppm	30,000	10	1,848	1,492	4.50	2.76
		Zn ppm	90,000	8	6,016	5,809	2.70	2.52
Napoleon Main	1,117	Ag g/t	1,800	4	101	97	2.54	2.25
		Au g/t	40	4	1.79	1.54	4.14	2.81
		Pb ppm	40,000	7	3,692	3,558	1.90	1.66
		Zn ppm	90,000	8	11,622	11,377	1.52	1.41
Cruz	31	Ag g/t	600	2	164	138	1.58	1.33
		Au g/t	10	1	2.86	2.66	1.38	1.26
		Pb ppm	10,000	2	2,520	2,438	1.22	1.16
		Zn ppm	40,000	3	15,990	13,178	1.40	1.11
Josephine	151	Ag g/t	700	1	62.3	31.0	7.20	3.55
		Au g/t	10	1	0.64	0.39	6.13	3.05
		Pb ppm	10,000	2	825	775	2.83	2.64
		Zn ppm	30,000	2	2,670	2,387	3.01	2.74
La Luisa	442	Ag g/t	900	5	77.7	62.8	3.73	2.25
		Au g/t	8	13	1.42	0.99	3.30	1.90
		Pb ppm	10,000	17	2,120	1,542	2.59	1.60
		Zn ppm	60,000	8	7,643	6,985	2.07	1.70
Animas Area	120	Ag g/t	550	3	78.3	70.5	2.00	1.66
		Au g/t	4.5	5	0.83	0.75	1.65	1.42
		Pb ppm	20,000	1	1,760	1,587	2.74	2.30
		Zn ppm	25,000	5	4,940	3,753	2.39	1.68

Panuco Project	Page 205
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Domain/Deposit Area	Total # of Composites	Attribute	Capping Value	# Capped	Mean of Raw Composites	Mean of Capped Composites	CoV of Raw Composites	CoV of Capped Composites
San Antonio Area	187	Ag g/t	800	4	90.9	80.4	2.49	1.86
		Au g/t	8	4	0.61	0.48	3.86	2.57
		Pb ppm	No Cap	0	98	98	1.03	1.03
		Zn ppm	No Cap	0	246	246	0.76	0.76

14.7 Block Model Parameters

The Property mineral resource domains are used to constrain composite values chosen for interpolation, and the mineral blocks reported in the estimate of the mineral resources. Separate block models, within UTM coordinate space, were created for the Napoleon, La Luisa, Copala, Tajitos, San Antonio and Animas areas (Table 14-6 and Figure 14-6 to Figure 14-8). Block model dimensions, in the x (east m), y (north m) and z (level m) directions were placed over the grade shells (restricted to the Property) with only that portion of each block inside the shell recorded (as a percentage of the block) as part of the MRE (% Block Model). The block size for each block model was selected based on drillhole spacing, composite length, the geometry and shape of the mineralized domains, and the selected mining methods (underground). At the scale of the deposit models, the selected block size for each model provides a reasonable block size for discerning grade distribution, while still being large enough not to mislead when looking at higher cut-off grade distribution within the model. The models were intersected with surface topography to exclude blocks, or portions of blocks, which extend above the bedrock surface.

Table 14-6: Deposit Block Model Geometry

Block Model	Napoleon Area: Napoleon and Josephine
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	402960	2585930	625 m
Extent (blocks)	510	542	185
Block Size	2 m	10 m	5 m
Rotation (counterclockwise)	0°

Block Model	Napoleon Area: Luisa
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	403000	2585950	550 m
Extent (blocks)	120	230	180
Block Size	2 m	5 m	5 m
Rotation (counterclockwise)	30°

Panuco Project	Page 206
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Block Model	Copala Area: Copala and Cristiano
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	404285	2585930	635 m
Extent (blocks)	300	540	250
Block Size	3 m	3 m	3 m
Rotation (counterclockwise)	0°
Block Model	Copala Area: Tajitos
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	404000	2586255	570 m
Extent (blocks)	220	520	190
Block Size	3 m	3 m	3 m
Rotation (counterclockwise)	0°

Block Model	San Antonio Area
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	407550	2588250	1150 m
Extent (blocks)	200	185	250
Block Size	5 m	2 m	2 m
Rotation (counterclockwise)	0°

Block Model	Animas Area: Cuevillas and Rosarito
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	407700	2590300	650 m
Extent (blocks)	150	120	100
Block Size	3 m	3 m	3 m
Rotation (counterclockwise)	0°

Panuco Project	Page 207
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-6: Plan View: Distribution of Mineral Resource Block Models and Mineralization Domains

Source: SGS, 2024.

Figure 14-7: Isometric View looking NW: Distribution of Mineral Resource Block Models and Mineralization Domains on the Property

Source: SGS, 2024.

Panuco Project	Page 208
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-8: Isometric View looking NW: Distribution of Mineral Resource Block Models and Mineralization Domains in the Napoleon-Copala Areas

Source: SGS, 2024.

14.8 Grade Interpolation

Silver, gold, lead, and zinc as were estimated for each mineralization domain within each block model. Blocks within each mineralized domain were interpolated using composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID2) interpolation method was used for all domains.

For all domains, the search ellipse used to interpolate grade into the resource blocks was interpreted based on orientation and size of the mineralized domains. The search ellipse axes are generally oriented to reflect the observed preferential long axis (geological trend) of the domain and the observed trend of the mineralization down-dip/down plunge (Table 14-7).

Two or three passes were used to interpolate grade into all the blocks in the grade shells, depending on drill hole spacing. A three-pass search procedure was used for the Napoleon Main model (Table 14-7): blocks were classified as Measured if they were populated with grade during Pass 1 of the interpolation procedure, Indicated if they were populated with grade during Pass 2 of the interpolation procedure, and Inferred if they were populated with grade during Pass 3 of the interpolation procedure. For the Napoleon HW and FW models, a two-pass interpolation procedure was used (Table 14-7). For the Napoleon FW and HW zones, blocks were classified as Indicated if they were populated with grade during Pass 1 of the interpolation procedure and Inferred if they were populated with grade during Pass 2 of the interpolation procedure.

Panuco Project	Page 209
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

A three-pass search procedure was used for Copala Main and Copala 2 to 5 (Table 14-7). For Copala Main and Copal 3, blocks were classified as Measured if they were populated with grade during Pass 1 of the interpolation procedure, Indicated if they were populated with grade during Pass 2 of the interpolation procedure, and Inferred if they were populated with grade during Pass 3 of the interpolation procedure; for Copala 2, 4 and 5, blocks were classified as Indicated if they were populated with grade during Pass 1 and Pass 2 of the interpolation procedure, and Inferred if they were populated with grade during Pass 3 of the interpolation procedure.

For Cristiano and Tajitos, a three-pass search procedure was used to classify blocks in the Indicated (Pass 1 and 2) and Inferred category (Table 14-7). For the San Antonio and Animas areas, a two-pass procedure was used to classify blocks in the Indicated and Inferred category.

Depending of the search pass procedure, grades were interpolated into blocks using a minimum of 7 and maximum of 8 composites to generate block grades during pass 1 (maximum of 3 sample composites per drill hole) of a three-pass procedure (Table 14-7), minimum of 5 and maximum of 8 composites to generate block grades during pass 1 or 2 (maximum of 3 sample composites per drill hole), and minimum of 3 and maximum of 8 composites to generate block grades during pass 2 or 3 (maximum of 2 sample composites per drill hole).

After an evaluation of the distribution of Measured and Indicated blocks within each domain, it was decided that blocks of lower classification (Indicated or inferred) in areas where the vast majority of blocks were classified as Indicated or Measured were reclassified or upgraded to Indicated or Measured for the purpose of demonstrating continuity.

Table 14-7: Grade Interpolation Parameters by Area and Domain

 Napoleon Area: Includes Napoleon and Josephine

Parameter	Domain - Josephine		Domain - Napoleon Main			Domain - NAP-FW		Domain - NAP-HW-1
	Pass 1	Pass 2	Pass 1	Pass 2	Pass 3	Pass 1	Pass 2	Pass 1	Pass 2
	Indicated	Inferred	Measured	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Calculation Method	Inverse Distance squared		Inverse Distance squared			Inverse Distance squared		Inverse Distance squared
Search Type	Ellipsoid		Ellipsoid			Ellipsoid		Ellipsoid
Principle Azimuth	85°		170°			78°		85°
Principle Dip	-72°		-10°			-80°		-38°
Intermediate Azimuth	175°		80°			348°		355°
Anisotropy X range	60	100	30	65	100	65	100	60	100

Panuco Project	Page 210
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Parameter	Domain - Josephine		Domain - Napoleon Main			Domain - NAP-FW		Domain - NAP-HW-1
	Pass 1	Pass 2	Pass 1	Pass 2	Pass 3	Pass 1	Pass 2	Pass 1	Pass 2
	Indicated	Inferred	Measured	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Anisotropy Y range	60	100	20	30	40	65	100	60	100
Anisotropy Z range	20	40	30	65	100	20	40	20	40
Min. Samples	5	3	7	5	3	5	3	5	3
Max. Samples	8	8	8	8	8	8	8	8	8
Min. Drill Holes	2	2	3	2	2	2	2	2	2

Parameter	Domain - NAP-HW2		Domain - NAP-HW3		Domain - NAP-HW-4		Domain - NAP-HW-5,6,7
	Pass 1	Pass 2	Pass 1	Pass 2	Pass 1	Pass 2	Pass 1	Pass 2
	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Calculation Method	Inverse Distance squared		Inverse Distance squared		Inverse Distance squared		Inverse Distance squared
Search Type	Ellipsoid		Ellipsoid		Ellipsoid		Ellipsoid
Principle Azimuth	45°		92°		85°		76°
Principle Dip	-63°		-70°		-55°		-80°
Intermediate Azimuth	315°		2°		355°		346°
Anisotropy X range	60	100	60	100	60	100	65	100
Anisotropy Y range	60	100	60	100	60	100	65	100
Anisotropy Z range	20	40	20	40	20	40	20	40
Min. Samples	5	3	5	3	5	3	5	3
Max. Samples	8	8	8	8	8	8	8	8
Min. Drill Holes	2	2	2	2	2	2	2	2

 Napoleon Area: La Luisa and Cruz

Parameter	Domain - La Luisa and La Luisa HW		Domain - Cruz
	Pass 1	Pass 2	Pass 1	Pass 2	Pass 3
	Indicated	Inferred	Indicated	Inferred	Inferred
Calculation Method	Inverse Distance squared		Inverse Distance squared
Search Type	Ellipsoid		Ellipsoid
Principle Azimuth	65°		63°
Principle Dip	-85°		-85°
Intermediate Azimuth	335°		333°
Anisotropy X range	60	100	60	100	100
Anisotropy Y range	60	100	60	100	100
Anisotropy Z range	20	40	20	40	40

Panuco Project	Page 211
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Parameter	Domain - La Luisa and La Luisa HW		Domain - Cruz
	Pass 1	Pass 2	Pass 1	Pass 2	Pass 3
	Indicated	Inferred	Indicated	Inferred	Inferred
Min. Samples	5	3	5	3	2
Max. Samples	8	8	8	8	8
Min. Drill Holes	2	2	2	2	2

 Copala Area: Copala

Parameter	Domain - Copala Main			Domain - Copala Main N			Domain - Copala 3
	Pass 1	Pass 2	Pass 3	Pass 1	Pass 2	Pass 3	Pass 1	Pass 2	Pass 3
	Measured	Indicated	Inferred	Measured	Indicated	Inferred	Measured	Indicated	Inferred
Calculation Method	Inverse Distance squared			Inverse Distance squared			Inverse Distance squared
Search Type	Ellipsoid			Ellipsoid			Ellipsoid
Principle Azimuth	67°			70°			67°
Principle Dip	-54°			-30°			-44°
Intermediate Azimuth	337°			340°			337°
Anisotropy X range	30	60	100	30	60	100	30	60	100
Anisotropy Y range	30	60	100	30	60	100	30	60	100
Anisotropy Z range	20	30	60	20	30	60	20	30	60
Min. Samples	7	5	3	7	5	3	7	5	3
Max. Samples	8	8	8	8	8	8	8	8	8
Min. Drill Holes	3	2	2	3	2	2	3	2	2

Parameter	Domain - Copala 2			Domain - Copala 4			Domain - Copala 5
	Pass 1	Pass 2	Pass 3	Pass 1	Pass 2	Pass 3	Pass 1	Pass 2	Pass 3
	Indicated	Indicated	Inferred	Indicated	Indicated	Inferred	Indicated	Indicated	Inferred
Calculation Method	Inverse Distance squared			Inverse Distance squared			Inverse Distance squared
Search Type	Ellipsoid			Ellipsoid			Ellipsoid
Principle Azimuth	114°			48°			67°
Principle Dip	-51°			-60°			-54°
Intermediate Azimuth	24°			318°			337°
Anisotropy X range	30	60	100	30	60	100	30	60	100
Anisotropy Y range	30	60	100	30	60	100	30	60	100
Anisotropy Z range	20	30	60	20	30	60	20	30	60
Min. Samples	7	5	3	7	5	3	7	5	3
Max. Samples	8	8	8	8	8	8	8	8	8
Min. Drill Holes	3	2	2	3	2	2	3	2	2

Panuco Project	Page 212
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

 Copala Area: Cristiano

Parameter	Domain - Cristiano
	Pass 1	Pass 2	Pass 3
	Indicated	Indicated	Inferred
Calculation Method	Inverse Distance squared
Search Type	Ellipsoid
Principle Azimuth	66°
Principle Dip	-80°
Intermediate Azimuth	336°
Anisotropy X range	30	60	100
Anisotropy Y range	30	60	100
Anisotropy Z range	20	30	60
Min. Samples	7	5	3
Max. Samples	8	8	8
Min. Drill Holes	3	2	2

 Copala Area: Tajitos

Parameter	Domain - Tajitos
	Pass 1	Pass 2	Pass 3
	Indicated	Inferred	Inferred
Calculation Method	Inverse Distance squared
Search Type	Ellipsoid
Principle Azimuth	108°
Principle Dip	-66°
Intermediate Azimuth	18°
Anisotropy X range	30	60	100
Anisotropy Y range	30	60	100
Anisotropy Z range	20	40	60
Min. Samples	7	5	3
Max. Samples	8	8	8
Min. Drill Holes	3	2	2

Panuco Project	Page 213
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

 San Antonio Area

Parameter	Domain - San Antonio
	Pass 1	Pass 2
	Indicated	Inferred
Calculation Method	Inverse Distance squared
Search Type	Ellipsoid
Principle Azimuth	195°
Principle Dip	-55°
Intermediate Azimuth	105°
Anisotropy X range	60	100
Anisotropy Y range	60	100
Anisotropy Z range	20	40
Min. Samples	5	3
Max. Samples	8	8
Min. Drill Holes	2	2

 Animas Area: Cuevillas and Rosarito

Parameter	Domain - Cuevillas		Domain - Rosarito
	Pass 1	Pass 2	Pass 1	Pass 2
	Indicated	Inferred	Indicated	Inferred
Calculation Method	Inverse Distance squared		Inverse Distance squared
Search Type	Ellipsoid		Ellipsoid
Principle Azimuth	135°		230°
Principle Dip	-85°		-55°
Intermediate Azimuth	40°		140°
Anisotropy X range	60	100	60	100
Anisotropy Y range	60	100	60	100
Anisotropy Z range	20	40	20	40
Min. Samples	5	3	5	3
Max. Samples	8	8	8	8
Min. Drill Holes	2	2	2	2

Panuco Project	Page 214
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

14.9 Mineral Resource Classification Parameters

The MREs presented in this Technical Report are disclosed in compliance with all current disclosure requirements for mineral resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the current MREs into Measured, Indicated and Inferred are consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction."

The current MREs are sub-divided, in order of increasing geological confidence, into the Measured, Indicated, and Inferred categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. There are no Measured Mineral Resources reported.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

Interpretation of the word 'eventual' in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage 'eventual economic extraction' as covering time periods in excess of 50 years. For many gold or base metal deposits, application of the concept would normally be perhaps 10 to 15 years.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

14.9.1 Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Panuco Project	Page 215
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

14.9.2 Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource Estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

14.9.3 Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. An Inferred Mineral Resources can be permitted as part of an economic analysis if it satisfies the restricted disclosure language under NI 43-101 Section 2.3 (3).

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Panuco Project	Page 216
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

14.10 Reasonable Prospects of Eventual Economic Extraction

The general requirement that all Mineral Resources have "reasonable prospects for economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. To meet this requirement, the Author considers that the deposits within the project area are amenable to underground extraction.

To determine the quantities of material offering "reasonable prospects for economic extraction" by underground mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from underground are used. Based on the location, depth from surface and depth extent, size, shape, general thickness, orientation and grade of the of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF). The underground parameters used, based on these potential mining methods, are summarised in Table 14-8. Underground Mineral Resources are reported at a base case cut-off grade of 150 g/t AgEq. A base case cut-off grade of 150 g/t AgEq is applied to identify blocks that will have reasonable prospects of eventual economic extraction.

The reporting of the underground resources is presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction. The underground mineral resource grade blocks were quantified above the base case cut-off grade, below topography and within the 3D constraining mineralized wireframes (the constraining volumes).

Table 14-8: Parameters used for Underground Cut-off Grade Calculation

Parameter	Value	Unit
Silver Price	26.00	US$ per oz (US$/oz)
Gold Price	1,975	US$ per oz (US$/oz)
Zinc Price	1.35	US$ per pound (US$/lb)
Lead Price	1.10	US$ per pound (US$/lb)
Underground Mining Cost	45.00	US$ per tonne mined (US$/t)
Processing Cost (incl. crushing)	30.00	US$ per tonne milled (US$/t)
Underground General and Administrative	20.00	US$ tonne of feed (US$/t)
Silver Recovery	93.0	Percent (%)
Gold Recovery	90.0	Percent (%)
Lead Recovery	94.0	Percent (%)
Zinc Recovery	94.0	Percent (%)
Mining loss/Dilution (underground)	10/10	Percent (%) / Percent (%)
Base Case Cut-off grade	150	g/t AgEq

Panuco Project	Page 217
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

14.11 Mineral Resource Statement

The updated MRE for the Project is presented in Table 14-9 and Table 14-10 (Figure 14-9 to Figure 14-14).

Highlights of the Project Mineral Resource Estimate are as follows:

  Combined Measured and Indicated Mineral Resources are estimated at 12.96 Mt grading 307 g/t silver, 2.49 g/t gold, 0.27% lead, and 0.85% zinc (222.4 Moz AgEq at 534 g/t AgEq). The Updated MRE includes Measured mineral resources of 28.6 Moz of silver, 214 koz of gold, 7.2 Mlbs of lead, and 17.4 Mlbs of zinc (46.1 Moz AgEq) and indicated mineral resources of 99.2 Moz of silver, 822 koz of gold, 69.7 Mlbs of lead, and 225.6 Mlbs of zinc (176.3 Moz AgEq).

  Inferred Mineral Resources are estimated at 10.5 Mt grading 219 g/t silver, 1.96 g/t gold, 0.30% lead, and 1.01% zinc (412 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 73.6 Moz of silver, 660 koz of gold, 31.2 kt of lead, and 106.2 kt of zinc (138.7 Moz AgEq).

Table 14-9: Panuco Project Mineral Resource Estimate, September 9, 2024

Resource Class	Tonnes (Mt)	Grade					Total Metal
		Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)	Au (koz)	Ag (koz)	Pb (M lbs)	Zn (M lbs)	AgEq* (koz)
Measured	2.24	2.97	397	0.15	0.35	640	214	28,597	7.2	17.4	46,056
Indicated	10.72	2.39	288	0.30	0.95	512	822	99,222	69.7	225.6	176,306
M+I	12.96	2.49	307	0.27	0.85	534	1,036	127,819	76.9	243.0	222,362
Inferred	10.47	1.96	219	0.30	1.01	412	660	73,621	69.0	234.1	138,711

Panuco Project Updated Mineral Resource Estimate Notes:

1. The classification of the current Mineral Resource Estimate into measured and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

2. All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

3. All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. It is envisioned that the Panuco Project deposits may be mined using underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

6. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF).

7. The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

8. The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

9. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Panuco Project	Page 218
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 14-10: Panuco Project Mineral Resource Estimate by Area, September 9, 2024

Copala Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Copala	Measured	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	Indicated	4.29	2.50	402	0.09	0.17	600	345	55,374	8.4	15.8	82,781
	M+I	6.17	2.68	414	0.09	0.16	626	532	82,118	11.6	22.1	124,199
	Inferred	2.32	1.83	322	0.16	0.27	476	137	24,014	8.3	13.8	35,452
Tajitos	Indicated	0.72	2.34	380	0.14	0.25	571	55	8,833	2.2	4.0	13,277
	Inferred	0.89	2.08	346	0.27	0.43	527	60	9,936	5.2	8.5	15,132
Cristiano	Indicated	0.36	3.67	610	0.25	0.45	912	43.00	7,102	1.96	3.56	10,614
	Inferred	0.34	2.49	460	0.16	0.31	665	27.00	4,959	1.18	2.29	7,168
Total	Measured	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	Indicated	5.37	2.56	413	0.11	0.20	617	443	71,309	13	23	106,672
	M+I	7.26	2.70	420	0.10	0.19	635	630	98,053	16	30	148,090
	Inferred	3.55	1.96	341	0.19	0.31	507	224	38,909	15	25	57,752

Napoleon Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
La Luisa	Indicated	0.49	2.12	143	0.31	1.44	364	33	2,238	3.3	15.4	5,693
	Inferred	2.83	2.24	132	0.28	1.24	355	204	12,049	17.8	77.5	32,307
Cruz Negra	Indicated	0.03	2.01	145	0.38	2.01	380	2	154	0.3	1.5	403
	Inferred	0.35	3.58	171	0.30	1.64	510	40	1,907	2.3	12.5	5,676
Josephine	Indicated	0.06	2.54	230	0.38	1.09	473	5	452	0.5	1.5	928
	Inferred	0.21	1.81	176	0.34	1.01	360	12	1,180	1.6	4.6	2,406
Napoleon_HW(4)	Indicated	0.99	2.09	217	0.47	1.64	448	66	6,885	10.2	35.7	14,206
	Inferred	0.59	2.12	202	0.64	2.15	458	40	3,800	8.2	27.7	8,619
Napoleon+Splays	Indicated	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	Inferred	3.78	2.25	150	0.52	1.78	399	273	18,184	42.9	148.2	48,404
	M+I	4.13	2.26	151	0.51	1.75	399	300	20,037	47	159	53,042
	Inferred	2.28	1.46	159	0.44	1.63	340	107	11,637	21.9	81.8	24,941
Total	Measured	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	Indicated	5.34	2.21	163	0.49	1.72	405	379	27,913	57	202	69,634
	M+I	5.70	2.22	162	0.49	1.70	405	406	29,766	61	213	74,272
	Inferred	6.25	2.00	152	0.38	1.48	368	403	30,573	52	204	73,949

San Antonio Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
San Antonio	Inferred	0.28	1.30	226	0.01	0.03	325	12	2,038	0.1	0.2	2,936
Animas	Inferred	0.39	1.68	169	0.29	0.60	327	21	2,101	2.5	5.2	4,074

Panuco Project Updated Mineral Resource Estimate Notes:

1. The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

Panuco Project	Page 219
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

2. All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

3. All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. It is envisioned that the Panuco Project deposits may be mined using underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

6. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF).

7. The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

8. The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

9. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Panuco Project	Page 220
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-9: Plan View: Mineral Resource Block Grades and Block Class for the Copala-Cristiano-Tajitos Deposit Area

Source: SGS, 2024.

Panuco Project	Page 221
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-10: Isometric View Looking West: Mineral Resource Block Grades and Block Class for the Copala-Cristiano-Tajitos Deposit Area

Source: SGS, 2024.

Panuco Project	Page 222
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-11: Isometric View Looking NNE: Mineral Resource Block Grades and Block Class for the Copala-Cristiano-Tajitos Deposit Area

Source: SGS, 2024.

Panuco Project	Page 223
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-12 Plan View: Mineral Resource Block Grades and Block Class for the Napoleon, Cruz, Josephine and La Luisa Areas

Source: SGS, 2024.

Panuco Project	Page 224
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-13: Isometric View Looking Northwest: Mineral Resource Block Grades and Block Class for the Napoleon, Cruz, Josephine and La Luisa Areas

Source: SGS, 2024

Panuco Project	Page 225
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-14: Isometric View Looking NNE: Mineral Resource Block Grades and Block Class for the Napoleon, Cruz, Josephine and La Luisa Areas

Source: SGS, 2024.

Panuco Project	Page 226
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

14.12 Model Validation and Sensitivity Analysis

Visual checks of block grades against the composite data and assay data on vertical section showed good correlation between block grades and drill intersections.

A comparison of the average capped composite grades, average assay grades and average block model grades, by model/domain Table 14-11. The block model average grades compared well with the composite average grades.

For comparison purposes, additional grade models were generated using a varied inverse distance weighting (ID3) and nearest neighbour (NN) interpolation methods. The results of these models are compared to the chosen models (ID2) at various cut-off grades in a series of grade/tonnage graphs shown in

Figure 14-15 and Figure 14-16. In general, the ID2 and ID3 models show similar results, and both are much more conservative and smoother than the NN model. For models well-constrained by wireframes and well-sampled (close spacing of data), ID2 should yield very similar results to other interpolation methods such as ID3 or Ordinary Kriging.

Table 14-11: Comparison of Average Composite Grades with Block Model Grades

Domain	Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
Copala Area: Copala, Tajitos and Cristiano
Copala + Cristiano	Assays	318	2.15	0.10	0.20
	Composites Capped	222	1.44	0.07	0.14
	Blocks	184	1.16	0.07	0.13
Tajitos	Assays	316	1.81	0.36	0.54
	Composites Capped	252	1.57	0.13	0.25
	Blocks	269	1.63	0.18	0.32
Napoleon Area: Napoleon, Cruz, Josephine and La Luisa
Napoleon_HW and _FW	Assays	123	1.22	0.40	1.13
	Composites Capped	61.4	0.62	0.15	0.58
	Blocks	75.7	0.74	0.20	0.76
Napoleon Main	Assays	119	2.15	0.46	1.43
	Composites Capped	97	1.54	0.36	1.14
	Blocks	84.3	1.25	0.37	1.21
Cruz	Assays	217	3.24	0.24	1.45
	Composites Capped	138	2.66	0.24	1.32
	Blocks	150	3.04	0.28	1.48
Josephine	Assays	219	2.86	0.28	0.99
	Composites Capped	31.0	0.39	0.08	0.24
	Blocks	74.4	0.69	0.14	0.38

Panuco Project	Page 227
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Domain	Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
La Luisa	Assays	121	2.14	0.33	1.12
	Composites Capped	62.8	0.99	0.15	0.70
	Blocks	76.9	1.24	0.18	0.82
Animas Area: Cuevillas and Rosarito
Animas	Assays	119	1.17	0.23	0.67
	Composites Capped	92.1	0.98	0.21	0.58
	Blocks	98.1	1.03	0.20	0.44
San Antonio Area: Generales
San Antonio	Assays	107	0.68	0.01	0.03
	Composites Capped	96.1	0.64	0.01	0.03
	Blocks	49.2	0.26	0.01	0.02

Figure 14-15: Comparison of ID3, ID2 & NN Models for the Napoleon-Josephine-Cruz Deposit Area

Source: SGS, 2024.

Panuco Project	Page 228
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 14-16: Comparison of ID3, ID2 & NN Models for the Copala-Cristiano Deposit Area

Source: SGS, 2024.

14.12.1 Sensitivity to Cut-off Grade

The Project Mineral Resources have been estimated at a range of cut-off grades presented in Table 14-12 to demonstrate the sensitivity of the resources to cut-off grades. The current Mineral Resources are reported at a base-case cut-off grade of 150 g/t AgEq (highlighted).

Note: Values in these tables reported above and below the base-case cut-off 150 g/t AgEq for underground Mineral Resources should not be misconstrued with a Mineral Resource Statement. The values are only presented to show the sensitivity of the block model estimates to the selection of the base case cut-off grade. All values are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

Panuco Project	Page 229
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 14-12: Underground Mineral Resource Estimate at Various AgEq Cut-off Grades, September 9, 2024

Copala

Category	Cut-off Grade (AgEq g/t)	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Measured	80	2.21	2.71	387	0.07	0.14	600	193	27,450	3.4	6.8	42,580
	90	2.15	2.78	396	0.07	0.14	615	192	27,350	3.4	6.7	42,415
	100	2.10	2.84	405	0.07	0.14	627	191	27,256	3.3	6.6	42,258
	120	2.00	2.95	420	0.07	0.15	652	190	27,052	3.3	6.5	41,921
	150	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	200	1.71	3.32	476	0.08	0.16	736	182	26,145	3.1	6.0	40,444
	250	1.57	3.52	506	0.08	0.16	782	178	25,508	2.9	5.6	39,421
	300	1.44	3.72	536	0.09	0.17	827	172	24,811	2.8	5.3	38,300
Indicated	80	5.56	2.04	326	0.08	0.15	489	365	58,258	10.0	18.6	87,407
	90	5.36	2.11	336	0.08	0.15	504	363	57,935	9.7	18.2	86,870
	100	5.16	2.17	347	0.08	0.16	520	360	57,561	9.5	17.8	86,262
	120	4.78	2.31	369	0.09	0.16	552	354	56,717	9.1	17.0	84,908
	150	4.29	2.50	402	0.09	0.17	600	345	55,374	8.4	15.8	82,781
	200	3.79	2.74	440	0.09	0.17	657	334	53,561	7.8	14.6	79,988
	250	3.33	2.98	480	0.10	0.18	716	319	51,414	7.2	13.3	76,677
	300	2.90	3.26	525	0.10	0.19	782	304	48,919	6.6	12.0	72,880
Inferred	80	3.39	1.38	243	0.14	0.24	360	150	26,504	10.7	18.2	39,299
	90	3.19	1.45	255	0.15	0.25	378	148	26,152	10.2	17.4	38,743
	100	3.02	1.51	266	0.15	0.25	394	146	25,821	9.9	16.6	38,222
	120	2.71	1.64	289	0.15	0.26	426	143	25,130	9.1	15.3	37,135
	150	2.32	1.83	322	0.16	0.27	476	137	24,014	8.3	13.8	35,452
	200	1.90	2.11	367	0.18	0.29	542	129	22,409	7.4	12.1	33,130
	250	1.55	2.42	414	0.19	0.31	614	120	20,606	6.6	10.7	30,583
	300	1.22	2.82	472	0.22	0.35	705	111	18,548	5.8	9.4	27,714

Panuco Project	Page 230
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Tajitos

Category	Cut-off Grade (AgEq g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Indicated	90	0.78	2.20	357	0.13	0.25	537	55	8,976	2.3	4.2	13,502
	100	0.77	2.23	361	0.13	0.25	542	55	8,960	2.3	4.2	13,478
	120	0.75	2.27	368	0.14	0.25	553	55	8,910	2.3	4.2	13,397
	150	0.72	2.34	380	0.14	0.25	571	55	8,833	2.2	4.0	13,277
	200	0.66	2.50	406	0.14	0.26	609	53	8,599	2.1	3.8	12,911
	250	0.62	2.60	423	0.15	0.27	635	52	8,410	2.0	3.7	12,618
	300	0.57	2.72	442	0.15	0.28	663	50	8,146	1.9	3.5	12,213
Inferred	90	1.02	1.87	313	0.25	0.42	477	61	10,232	5.6	9.4	15,614
	100	0.99	1.91	319	0.25	0.42	486	61	10,185	5.5	9.2	15,536
	120	0.95	1.98	331	0.26	0.42	504	61	10,089	5.4	8.9	15,377
	150	0.89	2.08	346	0.27	0.43	527	60	9,936	5.2	8.5	15,132
	200	0.79	2.26	377	0.28	0.45	573	57	9,581	4.9	7.9	14,566
	250	0.62	2.60	446	0.29	0.47	669	52	8,907	4.0	6.4	13,354
	300	0.52	2.88	500	0.30	0.48	744	48	8,398	3.4	5.5	12,494

Cristiano

Category	Cut-off Grade (AgEq g/t)	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Indicated	90	0.41	3.31	551	0.23	0.42	824	43	7,213	2.0	3.8	10,784
	100	0.40	3.37	561	0.23	0.43	839	43	7,200	2.0	3.7	10,763
	120	0.38	3.50	582	0.24	0.44	871	43	7,155	2.0	3.7	10,694
	150	0.36	3.67	610	0.25	0.45	912	43	7,102	2.0	3.6	10,614
	200	0.33	3.96	658	0.26	0.46	983	42	6,983	1.9	3.3	10,430
	250	0.30	4.28	708	0.27	0.47	1057	41	6,852	1.8	3.1	10,233
	300	0.28	4.55	750	0.28	0.48	1121	41	6,708	1.7	3.0	10,024
Inferred	90	0.39	2.18	403	0.14	0.28	583	28	5,109	1.2	2.5	7,382
	100	0.38	2.23	413	0.15	0.29	597	27	5,092	1.2	2.4	7,358
	120	0.36	2.35	435	0.15	0.30	628	27	5,032	1.2	2.4	7,273
	150	0.34	2.49	460	0.16	0.31	665	27	4,959	1.2	2.3	7,168
	200	0.30	2.72	501	0.17	0.33	724	26	4,820	1.1	2.1	6,964
	250	0.27	2.95	543	0.18	0.34	785	25	4,666	1.0	2.0	6,738
	300	0.24	3.16	581	0.18	0.34	839	24	4,502	1.0	1.8	6,498

Panuco Project	Page 231
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Napoleon + Splays

Category	Cut-off Grade (AgEq g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Measured	90	0.43	2.04	142	0.47	1.30	356	28	1,957	4.4	12.4	4,927
	100	0.42	2.07	144	0.47	1.32	362	28	1,945	4.4	12.2	4,893
	120	0.40	2.17	150	0.49	1.36	378	28	1,914	4.3	11.9	4,810
	150	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	200	0.28	2.73	188	0.56	1.52	466	25	1,703	3.5	9.4	4,221
	250	0.23	3.09	212	0.59	1.60	521	23	1,561	3.0	8.1	3,838
	300	0.17	3.64	245	0.64	1.72	601	20	1,363	2.4	6.6	3,345
Indicated	90	5.05	1.80	123	0.44	1.55	328	293	19,950	48.7	173.0	53,266
	100	4.81	1.88	127	0.45	1.59	340	290	19,688	47.8	169.0	52,521
	120	4.36	2.02	136	0.48	1.67	363	283	19,117	45.9	160.8	50,936
	150	3.78	2.25	150	0.52	1.78	399	273	18,184	42.9	148.2	48,404
	200	2.92	2.68	176	0.57	1.94	465	252	16,473	36.4	124.5	43,588
	250	2.29	3.13	202	0.61	2.05	531	231	14,862	31.0	103.7	39,103
	300	1.79	3.66	230	0.65	2.10	602	211	13,268	25.6	83.1	34,705
Inferred	90	3.37	1.14	120	0.39	1.41	268	123	13,001	29.2	104.9	29,043
	100	3.15	1.19	126	0.40	1.46	280	120	12,775	28.0	101.3	28,374
	120	2.76	1.29	139	0.42	1.55	304	115	12,307	25.6	94.4	27,020
	150	2.28	1.46	159	0.44	1.63	340	107	11,637	21.9	81.8	24,941
	200	1.65	1.74	195	0.48	1.74	404	92	10,377	17.7	63.6	21,450
	250	1.25	2.00	230	0.52	1.82	461	80	9,250	14.5	50.3	18,580
	300	0.94	2.24	271	0.57	1.87	524	68	8,159	11.8	38.5	15,799

Napoleon_HW(4)

Category	Cut-off Grade (AgEq g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Indicated	90	1.27	1.73	181	0.39	1.38	374	71	7,429	11.0	38.9	15,293
	100	1.23	1.78	186	0.40	1.42	383	70	7,363	10.9	38.4	15,162
	120	1.12	1.91	199	0.43	1.51	411	69	7,160	10.6	37.3	14,761
	150	0.99	2.09	217	0.47	1.64	448	66	6,885	10.2	35.7	14,206
	200	0.83	2.34	241	0.52	1.83	499	63	6,450	9.4	33.5	13,341
	250	0.64	2.68	284	0.60	2.17	582	55	5,849	8.4	30.7	11,992
	300	0.56	2.88	309	0.64	2.32	629	52	5,516	7.9	28.5	11,242
Inferred	90	0.67	1.92	182	0.57	1.96	415	41	3,928	8.5	29.0	8,932
	100	0.64	1.98	188	0.59	2.01	428	41	3,895	8.4	28.6	8,844
	120	0.62	2.05	195	0.61	2.07	443	41	3,860	8.3	28.1	8,753
	150	0.59	2.12	202	0.64	2.15	458	40	3,800	8.2	27.7	8,619
	200	0.35	2.79	289	0.95	3.33	646	32	3,284	7.4	26.0	7,359
	250	0.32	2.96	312	1.03	3.59	695	30	3,183	7.2	25.1	7,083
	300	0.30	3.06	327	1.08	3.76	724	29	3,109	7.0	24.5	6,894

Panuco Project	Page 232
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Josephine

Category	Cut-off Grade (AgEq g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Indicated	90	0.07	2.42	220	0.37	1.05	451	5	467	0.5	1.5	958
	100	0.07	2.44	222	0.37	1.06	456	5	464	0.5	1.5	952
	120	0.06	2.47	224	0.37	1.06	461	5	462	0.5	1.5	948
	150	0.06	2.54	230	0.38	1.09	473	5	452	0.5	1.5	928
	200	0.06	2.63	238	0.40	1.12	489	5	444	0.5	1.4	912
	250	0.06	2.72	246	0.40	1.14	505	5	434	0.5	1.4	892
	300	0.05	2.84	255	0.41	1.13	523	5	418	0.5	1.3	858
Inferred	90	0.30	1.41	143	0.28	0.81	287	13	1,374	1.8	5.3	2,750
	100	0.28	1.48	149	0.29	0.85	300	13	1,337	1.8	5.2	2,698
	120	0.25	1.62	158	0.31	0.91	323	13	1,269	1.7	5.0	2,593
	150	0.21	1.81	176	0.34	1.01	360	12	1,180	1.6	4.6	2,406
	200	0.17	1.98	197	0.38	1.15	400	11	1,092	1.5	4.3	2,210
	250	0.15	2.10	212	0.40	1.21	427	10	1,016	1.3	4.0	2,045
	300	0.13	2.22	230	0.42	1.27	456	9	925	1.2	3.5	1,833

Cruz

Category	Cut-off Grade (AgEq g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Indicated	90	0.04	1.83	130	0.33	1.77	341	2	163	0.3	1.5	428
	100	0.04	1.86	131	0.33	1.80	346	2	165	0.3	1.5	434
	120	0.04	1.92	137	0.35	1.89	360	2	158	0.3	1.5	417
	150	0.03	2.01	145	0.38	2.01	380	2	154	0.3	1.5	403
	200	0.03	2.17	159	0.43	2.22	415	2	148	0.3	1.4	387
	250	0.03	2.22	162	0.45	2.31	426	2	141	0.3	1.4	370
	300	0.03	2.25	163	0.45	2.37	431	2	137	0.3	1.4	361
Inferred	90	0.36	3.50	168	0.30	1.61	500	40	1,921	2.3	12.6	5,704
	100	0.35	3.51	169	0.30	1.61	501	40	1,919	2.3	12.6	5,702
	120	0.35	3.53	170	0.30	1.62	504	40	1,914	2.3	12.5	5,688
	150	0.35	3.58	171	0.30	1.64	510	40	1,907	2.3	12.5	5,676
	200	0.32	3.78	179	0.32	1.71	537	39	1,843	2.3	12.1	5,521
	250	0.28	4.12	189	0.35	1.82	578	38	1,723	2.2	11.4	5,256
	300	0.26	4.41	196	0.37	1.92	609	36	1,609	2.1	10.8	5,015

Panuco Project	Page 233
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

La Luisa

Category	Cut-off Grade (AgEq g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Indicated	90	0.69	1.70	114	0.25	1.18	292	37	2,520	3.8	17.9	6,451
	100	0.65	1.76	118	0.26	1.22	303	37	2,483	3.7	17.6	6,355
	120	0.57	1.91	129	0.28	1.33	330	35	2,376	3.6	16.7	6,062
	150	0.49	2.12	143	0.31	1.44	364	33	2,238	3.3	15.4	5,693
	200	0.39	2.39	164	0.35	1.59	412	30	2,046	3.0	13.7	5,157
	250	0.33	2.58	179	0.37	1.73	447	27	1,886	2.7	12.5	4,717
	300	0.27	2.76	195	0.40	1.87	483	24	1,707	2.4	11.2	4,223
Inferred	90	3.73	1.84	111	0.25	1.12	298	221	13,327	20.5	91.9	35,759
	100	3.56	1.91	115	0.26	1.14	308	219	13,115	20.2	89.8	35,241
	120	3.26	2.03	121	0.27	1.19	326	213	12,723	19.4	85.6	34,179
	150	2.83	2.24	132	0.28	1.24	355	204	12,049	17.8	77.5	32,307
	200	2.21	2.60	152	0.31	1.33	406	184	10,794	15.1	64.9	28,817
	250	1.74	2.94	172	0.34	1.39	455	164	9,649	12.9	53.4	25,446
	300	1.38	3.28	191	0.35	1.43	502	146	8,484	10.8	43.6	22,262

14.13 Comparison of the Current MRE to the September 2023 MRE

The current MRE is compared to the September 1, 2023, MRE for the Project (Table 14-13).

The main difference in the resource estimates is the result of the additional drilling completed by Vizsla between September 2023 and September 2024, completed in the Napoleon-Josephine-Luisa and Tajitos-Copala deposit areas. The additional drilling resulted in the discovery of an additional vein structure in the Luisa area, extension of existing vein structures down dip/plunge and along strike and increased confidence in the existing resource resulting in an increase in Indicated resources and addition of Measured resources.

Highlights of the Updated MRE, including a comparison to the previous mineral resource estimate released in September 2023:

  Added 46 Moz AgEq in Measured resources and 176 Moz AgEq in Indicated resources

  43% increase in Measured and Indicated mineral resources from 155.8 to 222.4 Moz AgEq

  9.4% increase in Measured and Indicated grade at Copala (580 g/t to 635 g/t AgEq)

  4.5% increase in global Indicated grade (511 g/t to 534 g/t AgEq)

  18% decrease in Inferred mineral resources from 169.6 to 138.7 Moz AgEq mostly due to conversion to Indicated resources

  4.9% decrease in inferred grade (433 g/t to 412 g/t AgEq).

Panuco Project	Page 234
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 14-13: Comparison of September 9, 2024, MRE to September 1, 2023, MRE for the Project

Resource Class	1 Updated MRE		2 Previous MRE		Variance
	M&I	Inferred	Indicated	Inferred	M&I	Inferred
Tonnes (Mt)	12.96	10.50	9.50	12.20	3.46	-1.70
Au g/t	2.49	1.96	2.41	1.93	0.08	0.03
Ag g/t	307	219	289	239	17.84	-20.28
Pb %	0.27	0.30	0.27	0.29	0.00	0.01
Zn %	0.85	1.01	0.84	1.03	0.01	-0.02
AgEq (g/t)	534	412	511	433	22.81	-21.13
AuEq (g/t)	6.58	4.91	6.81	5.76	-0.23	-0.85
Au (koz)	1,036	660	736	758	300	-98
Ag (koz)	127,819	73,621	88,192	93,653	39,627	-20,032
Pb (kt)	34.9	31.2	56.0	35.4	-21	-4
Zn (kt)	110.2	106.2	79.9	125.3	30	-19
1AgEq (koz)	222,362	138,711	155,841	169,647	66,521	-30,936
2AuEq (koz)	2,739	1,654	2,076	2,261	663	-607

1. Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

2. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

14.14 Disclosure

All relevant data and information regarding the Project are included in other sections of this Technical Report. There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading.

The Authors are not aware of any known mining, processing, metallurgical, environmental, infrastructure, economic, permitting, legal, title, taxation, socio-political, or marketing issues, or any other relevant factors not reported in this technical report, which could materially affect the updated MRE.

Panuco Project	Page 235
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

15 MINERAL RESERVE ESTIMATES

15.1 Introduction

The Mineral Reserve Estimate for the Panuco underground mine was completed to a level appropriate to support the project's Feasibility Study. The Mineral Reserve Estimate is prepared using only Measured and Indicated resources contained in the four Mineral Resource block models. Inferred resource material was treated as zero grade, and is included as waste dilution, and makes up less than 1.5% of the Mineral Reserve tonnage. The Mineral Reserve Estimate is supported by a life-of-mine plan that was prepared using a combination of longhole stoping and drift & fill mining methods. The mine design was prepared using Deswik Stope Optimizer® tool (SO) optimization algorithm and an underground development design for Copala, Tajitos, Napoleon, La Luisa zones.

15.2 Estimation Procedure

A process was followed to convert Measured and Indicated Mineral Resources into Mineral Reserves which is supported by the mine design, schedule, economic evaluation and other modifying factors completed by Mining Plus. The relevant inputs and general conversion process to determine the economically mineable portion of the Panuco deposit is described in the following sections.

15.2.1 Mineral Resource Model

The Mineral Resource block models were prepared by SGS and were provided as sub-blocked models in Datamine format. Four Mineral Resource block models were used to prepare the Mineral Reserve Estimate shown in Table 15-1.

Table 15-1: Mineral Resource Models

Zone	Model Name	Release Date
Copala	Copala_Cristiano Blocks_Final_Global_2025.dm	April 7, 2025
Tajitos	TajitosBlocks_Final_2025.dm	April 7, 2025
Napoleon	Napoleon_Joseph_Cruz Blocks_Final_Global_2025.dm	April 7, 2025
La Luisa	LuisaBlocks_Final_2025.dm	April 7, 2025

15.2.2 Net Smelter Return Revenue Model

A Net Smelter Return (NSR) revenue model was prepared using gold and silver as the saleable products and excludes any revenue from base metals (Lead and Zinc). The model was based on the inputs and factors listed in Table 15-2. The sum of each payable metals' unit revenue factor was used estimate the NSR value of each cell in the block model.

Panuco Project	Page 236
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 15-2: NSR Parameters and AgEq Grade Factors

Parameter	Unit	Value
Ag Price	US$/oz	28.50
Au Price	US$/oz	2,300
Ag Process Recovery[1]	%	75 - 96
Au Process Recovery[1]	%	82 - 96
Ag Payable	%	99.9
Au Payable	%	99.85
Product Freight	US$/t	3,000
Ag Refining Charge	US$/oz	0.50
Au Refining Charge	US$/oz	5.00
Royalty[2]	%	2.0% and 3.5%
Payable Revenue Ag Copala/Tajitos[3]	US$/g	0.8027
Payable Revenue Ag Napoleon 3.5%[4]	US$/g	0.8162
Payable Revenue Ag Napoleon 2.0%[4]	US$/g	0.8289
Payable Revenue Au Copala/Tajitos[3]	US$/g	66.2536
Payable Revenue Au Napoleon 3.5%[4]	US$/g	67.7202
Payable Revenue Au Napoleon 2.0%[4]	US$/g	68.7728
Silver Equivalent Copala and Tajitos	g Ag/ g Au	82.538
Silver Equivalent Napoleon 3.5%	g Ag/ g Au	82.970
Silver Equivalent Napoleon 2.0%	g Ag/ g Au	82.969

Notes:

1. The block model NSR value was calculated on an individual block basis using interim Phase 2 process recovery formulas for each zone. Copala/Tajitos Ag process recovery = 1.56*ln(Ag g/t) + 83.9)/100 and Copala/Tajitos Au process recovery = 1.96*ln(Ag g/t) + 91.4)/100. Napoleon/Luisa Ag process recovery = 8.8*ln(Ag g/t) + 44)/100 and Napoleon/Luisa Au process recovery = 1.7*ln(Ag g/t) + 93.7)/100.

2. The 2.0% royalty zone applies to a portion of the Napoleon deposit.

3. Payable unit revenue per gram based on a process recovery of 93% for Ag and 93% for Au.

4. Payable unit revenue per gram based on a process recovery of 94% for Ag and 95% for Au.

15.2.3 Mining Method

Panuco's Mineral Reserve Estimate is based on two different mining methods - drift-and-fill (DAF) and longhole stoping (LHS). DAF is applied to the north end of the Copala zone, which lies directly under the village of Copala, and is comprised of moderately dipping mineralized structures. Longhole stoping was selected for the remainder of the deposit as it is not limited by environmental or surface physical constraints.

15.2.4 Preliminary Cut-off Value

Fully costed cut-off values (COV) used in the design and scheduling process are based on preliminary revenue inputs and costs as stated in Table 15-2 and Table 15-3, respectively.

Panuco Project	Page 237
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The preliminary fully costed cut-off value for longhole stoping was estimated at US$100.00/t and that for drift and fill mining was estimated at US$120.00/t including mining, processing, G&A and sustaining capital costs. A lower marginal cut-off value of US$28.00/t was used for development ore that must be mined to access scheduled production zones.

Table 15-3: Preliminary Operating Cost Estimate and NSR Cut-off Values

Total Cost - Fully Costed NSR COV	Unit	LHS	DAF
Mining	US$/t	61.00	81.00
Production	US$/t	23.00	46.00
Backfill	US$/t	7.00	10.00
Operational Development	US$/t	21.00	15.00
Mining Sustaining	US$/t	10.00	10.00
Processing	US$/t	31.70	31.70
Processing variable	US$/t	17.00	17.00
Processing fixed	US$/t	3.70	3.70
Plant & Infrastructure Sustaining	US$/t	9.50	9.50
Tailings Expansion (Sustaining)	US$/t	1.50	1.50
Site G&A	US$/t	7.30	7.30
Total NSR Cut-off Value	US$/t	100.00	120.00
Ore Development Marginal NSR Cut-off Value	US$/t	28.00

15.2.5 Mine Plan & Modifying Factors

Mineable shapes were generated using the Deswik SO algorithm. The Mineral Resource block model NSR fields were calculated so that modelled grades and associated revenue from Inferred material were set to zero. Mineable shapes were generated above the fully costed cut-off value for each mining method, based only on the revenue from Measured and Indicated material. Any Inferred material that was included in the mining shape or in the mine plan is treated as waste dilution, with no grade associated with it. The total Inferred material in the Mineral Reserve is less than 2%.

Unplanned dilution was added during the Deswik SO stage as Equivalent Linear Overbreak Slough (ELOS). ELOS for long hole is variable and considers the relevant geotechnical information for each orebody as well as the geometry of the stope (see Table 15-4). The minimum unplanned dilution included in the SO process was evaluated with the Mineral Resource models and may carry grade. Drift and Fill was assumed as bottom-up in all cases using an ore sill width of 5.0 m as a minimum mining width inclusive of dilution. Dilution within SO outputs was estimated at 36% and additional unplanned dilution of 2% was added for backfill dilution in long hole stopes. Internal dilution in DAF mining within the mining shape was estimated at 31% and additional backfill dilution in DAF was estimated at 5%. The raw SO stope outputs were reviewed for practicality of mining and certain zones such as crown pillars, satellite and orphan stopes were excluded. In particular, an extended crown pillar area was excluded in Copala North due to the proximity to the town of Copala. This zone will require drift and fill mining methods to be applied with special consideration to blasting techniques and timing to control the resulting vibration transmitted to surface.

Panuco Project	Page 238
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

A mine design and a life-of-mine (LOM) plan were developed using a viable design, extraction sequence and reasonable productivity assumptions in Deswik. Modifying factors were applied to the production shapes including backfill dilution and mining recovery factors based on geotechnical recommendations, mining sequence and operational benchmarks. Stope shapes were depleted with development drives. The Copala mine ramp and 460 level access design was removed from the schedule to reflect the planned Test Mine development advance which has the ramp access completed to the 460 level and a portion of Copala Main 460 level mined out as part of a bulk sample permit. The life-of-mine plan was subsequently subject to an economic assessment, and the economic material was aligned to the final applied COV's.

The principal modifying factors that were applied to the mine plan are summarised in Table 15-4.

Table 15-4: Mine Design Parameters and Modifying Factors

Parameter	Long hole	Drift & Fill
Minimum Mining Width	Copala Main Lens: 3.0 m Napoleon Main Lens: 2.0 m Other Domains: 1.5 m	5.0 m
Mining Dilution (ELOS)[1]	Copala & Tajitos: 0.26 - 0.36 m Napoleon: 0.26 - 0.80 m La Luisa: 0.91 m	0 m
Level/Cut Vertical Spacing	Copala Main, Copala South & Napoleon South: 15 m Other Zones: 20 m	5.0 m
Mining Dilution (Backfill)	5%	5%
Mining Recovery	Average: 94%	100%
Development Rate	Ore: 1.75 m/d per heading Waste: 3.5 m/d per heading Peak Total: 42 m/d	1.75 m/d per heading Peak Total: 17 m/d
Drilling Rate	200 m/d per drill	-
Mucking Rate	300 - 600 t/d	400 - 600 t/d
Rock/CRF Fill Rate	200 - 300 cu. m3/d	200 - 300 m3/d
Paste Fill Rate	600-750 m3/d	-

Notes: 1. ELOS is based on relevant geotechnical and stope geometry properties and is variable by zone.

15.2.6 Final Economic Analysis

Once the mine design and schedule were complete and the relevant cost inputs were sourced, a final economic model was developed and the overall operation assessed for economic viability.

Final calculated unit costs by mining method based on the economic model are summarised in Table 15-5.

Panuco Project	Page 239
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 15-5: Calculated Unit Cost Summary by Cut-off Value Type

Total Unit Cost by Cut-off Value	Unit	LHS	DAF
Mining	US$/t milled	70.44	94.05
Production	US$/t milled	25.34	65.79
Backfill	US$/t milled	6.87	6.87
Operational Development	US$/t milled	17.72	0.88
Mining Sustaining	US$/t milled	20.51	20.51
Processing	US$/t milled	28.32	28.32
Processing	US$/t milled	24.51	24.51
TSF	US$/t milled	0.33	0.33
Plant, TSF & Infrastructure Sustaining	US$/t milled	2.26	2.26
Plant Expansion Sustaining	US$/t milled	1.22	1.22
Site G&A	US$/t milled	6.96	6.96
Total Cost - Fully Costed	US$/t milled	105.72	129.33
Total Cost - Incremental	US$/t milled	81.73	105.34
Total Cost - Marginal	US$/t milled	31.80

The final applied NSR cut-off values applied to the Mineral Reserve Estimate are summarised in Table 15-6. Variance between these final values and the preliminary values used in the mine design and schedule are within the accuracy level required for this study.

Table 15-6: Cut-off Value Applied by Type

Applied NSR Cut-off Value	Unit	LHS	DAF
Fully Costed	US$/t milled	105.72	129.33
Incremental	US$/t milled	87.00	110.00
Marginal	US$/t milled	33.00	33.00

There were three COV's used to assess mining at Panuco and the inclusion of Mineral Resource into the Proven and Probable Mineral Reserve: A Fully Costed COV, an Incremental COV and the Marginal COV.

The Fully Costed COV represents the break-even value of Mineral Reserve required to cover all the associated operating and sustaining capital costs of extraction and processing. Fully costed COVs were initially assumed for Panuco at US$100.00 /t for LHS and US$120.00/t for DAF. Following the completion of the financial model the Fully Costed COV was calculated at US$105.72 for LHS and US$129.33 /t for DAF.

The Incremental COV of US$ 87.00 /t for LHS and US$ 110.00 /t for DAF was applied in areas where development had already been completed, and no additional capital was required to access new stoping blocks. The Incremental COV includes the assumption that the material value exceeds the costs of the operational costs which include mining, processing and G&A, and does not include sustaining capital costs. The Incremental COV applied was elevated slightly compared to the calculated costs to reduce the effect of near cut-off stoping material and improve the overall mining sequence. Less than 1% of the AgEq ounces attributed to LH stoping and less than 2% of the AgEq ounces attributed to DAF are between the Incremental COV and the Fully Costed COV.

Panuco Project	Page 240
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The Marginal COV of US$33.00 /t was applied to development when the operation has committed to the preparation of stoping or DAF blocks, and the material must be mined in order to access a production area. The Marginal COV includes the assumption that the material value exceeds the costs of the incremental processing, and G&A and does not include any operational mining or sustaining capital costs. The Marginal COV applied was elevated slightly when compared to the calculated cost, to remove the risk of overstating marginal tonnes in the Mineral Reserve.

15.3 Mineral Reserves Statement

The Proven and Probable Mineral Reserve for the Panuco project is estimated at 12.81 Mt at an average grade of 249 g/t Ag and 2.01 g/t Au or 416 g/t AgEq, as summarised in Table 15-7.

Table 15-7: Panuco Mineral Reserve Estimate

Classification		Grade			Contained Metal
	(kt)	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (koz)	Au (koz)	AgEq (koz)
Proven	1,948	308	2.35	502	19,264	147	31,424
Probable	10,854	239	1.95	400	83,351	681	139,687
Planned Stockpile
Proven	4	330	3.70	635	41	0.5	82
Probable	3	318	2.90	558	34	0.3	54
Total Proven + Probable	12,809	249	2.01	416	102,689	829	171,246

Notes:

1. The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

2. Mineral Reserves are based on Measured and Indicated Mineral Resource Classifications only.

3. The Mineral Reserve was calculated using long-term metal prices of US$28.50/oz Ag, US$ 2,300/oz Au.

4. The block model NSR value was calculated on an individual block basis using interim Phase 2 process recovery formulas for each zone. Copala/Tajitos Ag process recovery 1.56*ln(Ag g/t) + 83.9)/100 and Copala/Tajitos Au process recovery 1.96*ln(Ag g/t) + 91.4)/100. Napoleon/Luisa Ag process recovery 8.8*ln(Ag g/t) + 44)/100 and Napoleon/Luisa Au process recovery 1.7*ln(Ag g/t) + 93.7)/100.

5. The Mineral Reserve is estimated using three NSR cut-off values (COV). A Fully Costed COV was calculated at US$105.72 for LHS and US$123.33/t for DAF, an Incremental COV of US$ 87.00 /t for LHS and US$ 110.00 /t for DAF and a Marginal COV of US$33.00/t applied to development that must be mined to access production areas.

6. The Planned Stockpile is anticipated to be mined from the Copala orebody as part of the ongoing Morgan Test Mine bulk sample activities prior to the start of the Feasibility Study mine schedule. The Planned Stockpile does not currently exist on surface as of the Effective Date of the Technical Report and remains classified as Mineral Reserves.

7. Royalty rates of 3.5% and 2.0% were applied to the deposit based on royalty boundaries. The 2.0% royalty boundary only affects a portion of the Napoleon deposit.

8. AgEq (g/t) = (Ag(g/t) + 82.54*Au(g/t)) for Copala & Tajitos and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon & Luisa at 3.5% royalty and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon at 2% royalty. AgEq is expressed based on a number of revenue factors. See Table 15-2 for a complete list of inputs used to calculate NSR and AgEq factors.

9. Mining recovery between 90% to 100% is applied to the estimate depending on the mining method and is reduced in some areas based on geotechnical guidelines or mining sequence. Mining recovery averages 96% for the overall project.

10. The Mineral Reserve includes both planned and unplanned dilution. Unplanned dilution includes dilution from overbreak, backfill and material handling. Dilution within SO outputs was estimated at 36% and additional unplanned dilution of 2% was added for backfill dilution in long hole stopes. Internal dilution in DAF mining within the mining shape was estimated at 31% and additional backfill dilution in DAF was estimated at 5%.

Panuco Project	Page 241
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

11. For LHS, a minimum mining width of 1.5 meters was used excluding overbreak and unplanned dilution, and for DAF, a minimum mining width of 5.0 meters was used.

12. The economic viability of the Mineral Reserve is demonstrated using a discounted cash flow model.

13. The independent and qualified person for the Mineral Reserve, as defined by NI 43-101, is Mr. Jason Blais, P.Eng., Principal Mining Consultant for Mining Plus Canada Consulting Ltd.

14. The effective date of the Mineral Reserve Estimate is November 04, 2025

15. Totals may not add up due to rounding.

15.4 Factors That May Affect Mineral Reserves

Mineral Reserve estimation uses industry-accepted practices, and the estimate is reported using the 2014 CIM Definition Standards and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

Mineral Reserves were converted from Measured and Indicates Resources and do not include any metal contribution from Inferred Mineral Resources.

A number of inputs and assumptions were used to prepare Mineral Reserve Estimate, and a change to any of the inputs or assumptions could impact the estimate. Fundamental factors that might affect the Mineral Reserve Estimate include the following:

  Changes in geological complexity or information including geological interpretation, grade estimates, and structure.

  Due to improved long-term pricing forecasts over the course of the feasibility study, the final metal prices used in the economic evaluation are higher than the Mineral Reserve pricing. The economic evaluation uses $35.50/oz Ag and $3,100/oz Au which may cause the overall Mineral Reserve to be understated relative to the pricing used which is $28.50/oz Ag and $2,300/oz Au.

  Changes to geotechnical assumptions including geotechnical constraints and dilution.

  Change in market conditions such as commodity prices, taxation and foreign exchange rates.

  Operating cost assumptions.

  Change in sustaining capital costs to develop mine.

  Change in hydrogeological assumptions.

  Lower than planned mining recovery or metallurgical process recovery.

  Not achieving planned underground operational efficiency and productivity levels.

The independent qualified person is not aware of any known environmental, permitting, taxation, legal, title-related, socio-political or marketing issues, or any other relevant issue that could materially affect the Mineral Reserve Estimate.

Panuco Project	Page 242
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16 MINING METHODS

16.1 Introduction

The Panuco Project comprises a series of silver-gold vein-type deposits located within the Panuco mining district in Sinaloa, Mexico. The deposits extend from surface to depths greater than 800 m and range in thickness from approximately 1.5 m to over 20 m. While some mineralized zones occur near surface, the combination of the deposit geometry, vertical extent, and local topography supports the selection of underground mining as the primary extraction method. Based on the current geotechnical evaluations, and with the objective of maximizing mining recovery while minimizing dilution, the selected mining methods for the project include a combination of longitudinal long hole stoping (LHS), cut-and-fill (CAF), and drift-and-fill (DAF). These methods will be supported by the use of cemented rock fill (CRF), unconsolidated rock fill, and paste backfill, applied according to the geotechnical conditions and production requirements of each specific mining zone.

16.2 Geotechnical and Hydrogeological Considerations

16.2.1 Hydrogeology Considerations

For this Feasibility Study, mine water pumping requirements from groundwater inflows were modelled to be between 11-41 L/s throughout the life of the project and are shown to increase relative to the amount of mine development and stoping that is completed. The underground hydrogeology and estimated mine inflows are further discussed in Section 18.12.

16.2.2 Geotech Drilling - Collected Data

A geotechnical drilling campaign was executed between October 2023 and January 2024. A total of 11 oriented HQ3 boreholes (six in the Napoleon deposit and five in the Copala deposit) were completed. An FS-Level geotechnical drilling program was completed in between May 2025 and August 2025. A total of 29 oriented boreholes (including an additional 5 for surface-to-underground raises) were completed for this program.

Detailed geotechnical logging was conducted on-rig by Vizsla staff. QA/QC was completed by a Vizsla Site Senior staff member at the Panuco core facility. Core was typically recovered in triple-tube HQ3. The drill core was oriented using the DeviCore BBT orientation tool from Devico. Oriented data collection was completed for the entire run of each drillhole, where possible. Drillholes were surveyed for deviation at 50 m intervals during hole advance using the DeviShot tool from Devico.

Information on the Rock Quality Designation ("RQD"), Point Load Testing ("PLT") and detailed descriptions of major faults has been documented and reviewed for this study. The quantity of holes and the type of data collected is summarised in Table 16-1 below. A more detailed review of the geotechnical holes completed in 2025 and 2023 is summarised in Table 16-2, Table 16-3 and Table 16-4, below.

Panuco Project	Page 243
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-1: Geotechnical Logged Drillholes to Date

Deposit	# of holes drilled	Holes with RQD Data	Holes with PLT Data	# of Geotechnical Holes
Copala	150	148	57	19
Tajitos	218	212	5	2
Napoleon + Josephine	360	356	39	22
La Luisa	51	51	29	2

Table 16-2: 2025 Geotechnical Drillhole Details

Planned Drillhole ID	Drillhole ID	Collar Location[1]			Dip	Azimuth	Final Depth	Core Size	From - To	Oriented Core
		Easting	Northing	Elevation						From - To
		(m)	(m)	(m)	(°)	(°)	(m)		(m)	(m)
DDH-CAP-001	DDH-CAP-001	405114	2586391	647.8	-75.1	257.9	525	HQ3/NQ3	0 - 525	15 - 525
DDH-CAP-002_A	DDH-CAP-002	404983	2586553	694.9	-77.3	260.5	470	HQ3/NQ3	0 - 471	6 - 471
DDH-CAP-003_A	DDH-CAP-003A	404810	2586854	637.4	-73.4	164.1	435	HQ3	0 - 435	20 - 435
DDH-CAP-004A	DDH-CAP-004A	404810	2586854	637.4	-72.6	223.2	355	HQ3	0 - 357	15 - 357
DDH-CAP-004B	DDH-CAP-004B	404810	2586854	637.4	-52.2	272.0	270	HQ3	0- 270	9 - 270
DDH-CAP-005_A	DDH-CAP-005A	404834	2587002	596.9	-45.8	275.6	320	HQ3	0 - 321	15 - 321
DDH-CAP-006_A	DDH-CAP-006A	404834	2587002	596.8	-68.4	292.4	340	HQ3	0 - 342	27 - 342
DDH-CAP-007A	DDH-CAP-007A	404653	2587161	567.7	-55.8	290.0	320	HQ3	0 - 330	12 - 330
DDH-CAP-007B	DDH-CAP-007B	404653	2587161	567.7	-39.4	320.2	330	HQ3	0 - 333	39 - 333
DDH-CAP-008A	DDH-CAP-008A	404674	2587217	533.3	-75.3	294.1	185	HQ3	0 - 185	9 - 185
DDH-CAP-008B	DDH-CAP-008B	404674	2587217	533.3	-39.0	329.7	210	HQ3	0 - 210	12 - 210
DDH-CAP-009	DDH-CAP-009	404575	2587076	542.3	-65.9	246.8	335	HQ3	0 - 337	12 - 337
DDH-NAP-001	DDH-NAP-001	403898	2586048	465.1	-62.5	274.5	570	HQ3	0 - 570	15 - 570
DDH-NAP-002A	DDH-NAP-002A	403799	2586265	428.6	-68.9	252.8	490	HQ3	0 - 490	9 - 490
DDH-NAP-002B	DDH-NAP-002B	403799	2586265	428.6	-61.4	288.8	540	HQ3	0 - 540	7 - 540
DDH-NAP-003A_2	DDH-NAP-003A	403728	2586325	473.8	-79.3	318.9	420	HQ3	0 - 420	6 - 420
DDH-NAP-003B_2	DDH-NAP-003B	403729	2586324	473.5	-63.2	282.5	435	HQ3	0 - 435	15 - 435
DDH-NAP-003C_2	DDH-NAP-003C	403729	2586324	473.3	-55.5	313.9	395	HQ3	0 - 395	15 - 395
DDH-NAP-005_A	DDH-NAP-005A	403652	2586543	425.8	59.0	288.0	471	HQ3	0 - 471	21 - 471
DDH-NAP-007A	DDH-NAP-007A	403486	2586972	432.9	-51.5	204.6	245	HQ3	0 - 245	12 - 245
DDH-NAP-007A_(8)	DDH-NAP-008A	403487	2586970	433.0	-54.2	289.9	225	HQ3	0 - 225	15 - 225
DDH-NAP-010A	DDH-NAP-010A	403500	2587326	458.4	-42.6	223.2	297	HQ3	0 - 297	15 - 297
DDH-NAP-012A	DDH-NAP-012A	403175	2587337	533.3	-49.2	108.8	295	HQ3	0 - 295	12 - 295
DDH-NAP-012B	DDH-NAP-012B	403175	2587337	533.5	-34.7	60.0	250	HQ3	0 - 250	12 - 250
DDH-NAP-013A_2	DDH-NAP-013A	403392	2588049	561.5	-46.4	270.3	225	HQ3	0 - 225	39 - 225
DDH-TAJ-001A_2	DDH-TAJ-001A	403949	2586802	468.1	-9.5	103.3	290	HQ3	0 - 290	24 - 290
DDH-TAJ-001B_2	DDH-TAJ-001B	404263	2586912	541.3	-67.6	37.0	159	HQ3	0 - 159	6 - 159

Panuco Project	Page 244
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Planned Drillhole ID	Drillhole ID	Collar Location[1]			Dip	Azimuth	Final Depth	Core Size	From - To	Oriented Core
		Easting	Northing	Elevation						From - To
		(m)	(m)	(m)	(°)	(°)	(m)		(m)	(m)
DDH-LUI-001	DDH-LUI-001	403077	2586549	479.9	-57.7	248.1	651	HQ3/NQ3	0 - 651	63 - 651
DDH-LUI-002	DDH-LUI-002	403085	2586615	484.1	-49.9	252.4	525	HQ3/NQ3	0 - 525	42 - 525

Notes: 1. Drillhole collar coordinates were surveyed by Vizsla. Coordinates are presented in ITRF 2008 UTM Zone 13N.

Table 16-3: 2023 Geotechnical Drillhole Details

Planned Drillhole ID	Drillhole ID	Collar Location1			Dip	Azimuth	Final Depth	Core Size	From - To	Oriented Core
		Easting	Northing	Elevation						From - To
		(m)	(m)	(m)	(°)	(°)	(m)		(m)	(m)
COP2023_001A	COP2023-001	404674	2587217	533	-50.0	295	321	HQ3	0 - 321	6 - 321
COP2023_002A	COP2023-002	404504	2587120	547	-50.0	310	330	HQ3	0 - 330	12 - 330
COP2023_003	COP2023-003	404575	2587076	542	-55.0	300	351	HQ3	0 - 351	9 - 351
COP2023_004	COP2023-004	404724	2586986	594	-58.0	245	501	HQ3	0 - 501	24 - 501
COP2023_005	COP2023-005	404778	2586757	629	-65.0	250	363	HQ3	0 - 363	9 - 363
NAP2023_001_V2	NAP2023-001	403800	2586264	429	-54.0	235	642	NQ3	0 - 642	6 - 642
NAP2023_002	NAP2023-002	403653	2586543	426	-55.0	280	471	HQ3	0 - 471	12 - 471
NAP2023_003	NAP2023-003	403484	2586918	425	-55.0	270	310	HQ3	0 - 310	6 - 310
NAP2023_004	NAP2023-004	403425	2587147	464	-55.0	290	310.7	HQ3	0 - 310.7	6 - 310.7
NAP2023_005	NAP2023-005	403174	2587337	533	-22.0	55	351	HQ3	0 - 351	6 - 351
NAP2023_006	NAP2023-006	403499	2587577	486	-45.0	270	291	HQ3	0 - 291	6 - 291

Notes: 1. Drillhole collar coordinates were surveyed by Vizsla. Coordinates are presented in ITRF 2008 UTM Zone 13N.

A map of the geotechnical holes completed, including infrastructure holes, is shown in Figure 16-1.

Panuco Project	Page 245
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-1: Geotechnically Logged Diamond Drill Hole Locations

Source: Mining Plus, 2025.

16.2.3 Rock Mass Characterisation

Rock core was logged and photographed in the split tubes by Vizsla core loggers on a 24-hour basis. Geotechnical data was collected in accordance with SRK Geotechnical Core Logging Guidelines. The descriptive terms and standards used to describe the geotechnical characteristics of the rock core is consistent with terminology suggested by the International Society for Rock Mechanics (ISRM). Core logging was conducted by the Vizsla team on exploration boreholes near mineralised zones, with data for RQD, PLT, and ISRM Field Strength being collected. Rock mass characterization was conducted by geotechnical domain after validating existing geomechanical data. Data validation and QA/QC was performed on the database, which included field logging and a detailed investigation on values assigned to rock mass classification parameters.

Panuco Project	Page 246
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The following parameters are included:

Rock Type Weathering Texture Microdefect Intensity and Strength Major Structural Features Total Core Recovery (TCR) Fracture Frequency per meter (FF/m)
  ISRM Rock Strength Field Estimates
  Point Load test results (Is(50))
  Interval Joint Condition Rating (JCR)
  Rock Mass Rating (RMR76) System (Bieniawski, 1976)
  Rock Mass Rating (RMR89) System (Bieniawksi, 1989)
  NGI Q and Q' Index (Q') parameters including Joint Roughness (Jr) and Joint Alteration (Ja) (Barton et al., 1974)
  Rock Quality Designation (RQD)
  Orientation of logged discontinuities

Multiple rock mass classification systems have been applied to the rock mass. For the underground mine design, the NGI Q and modified Q'-NGI Q were determined with the joint water parameter (Jw) and Stress Reduction Factor (SRF) set to a value of 1. The NGI Q Joint Number (Jn) factor was evaluated from the structural information by domain and applied as a single value for geotechnical holes common to each domain. Additionally, Bienawski's Rock Mass Classification System (RMR76 and RMR89) was evaluated.

Table 16-4: Summary of Geotechnical Holes Completed by Year

Geotechnical Hole Data	# of Geotechnical Holes (2023)	# of Geotechnical Holes (2025)	# of Infrastructure Holes (2025)
Copala Main	2	4	-
Copala South	1	4	1
Copala North	2	4	-
Tajitos	0	2	1
Napoleon South	1	6	1
Napoleon Main	5	6	1
Napoleon North	0	1	-
La Luisa	0	2	1
Total	11	29	5

16.2.3.1 Quality Control and Quality Assurance

Mining Plus performed QA/QC of holes DDH-CAP-003A, DDH-CAP-004A, DDH-NAP-005A and DDH-TAJ-001B, reviewing lithology logs and RQD values against core photos for these select holes. 110 intervals were reviewed, of which 2.7% had lithology inconsistencies and 23.6% had RQD inconsistencies. Additionally, all geotechnically logged data was reviewed for inconsistencies and errors. All flagged issues in the geotechnical database were resolved by the Vizsla geotechnical/geology team prior to finalizing the database. Specifically, Vizsla performed a thorough review of geotechnically logged data by SRK (2023) against logged data by Vizsla (2025) to ensure consistency in the logging parameters.

Panuco Project	Page 247
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Vizsla also completed internal QA/QC on rock mass classification data amounting to approximately 10% of the logged intervals as part of a QA/QC program for the geotechnically logged data.

16.2.3.2 Core Orientation

Core orientation was completed for all geotechnical holes using the DeviCore tool by Devico. The tool was operated by Vizsla drillers under supervision of Vizsla logging staff.

In areas of highly fractured rock, core orientation was rarely possible due to poor recovery, grinding of the core within the core lifter case, and spinning of the rock within the core barrel. For "intact rock", orientation was generally possible. If orientation was not possible, then the orientation line would be marked down from the previous run by matching core from the end of the previous run with core from the top of the current run. Vizsla staff noted the orientation line offset between each run which allows for corrections to be made to the beta angle measurements along runs with erroneous orientation lines. As part of the QA/QC program, a discretional assessment was applied based on orientation line offsets along with feedback from rig-side core loggers to assign a low, moderate, or high confidence rating to the core orientation line and is subsequently applied to the individual discontinuity measurements.

16.2.3.3 Core Sampling and Intact Rock Strength Testing

Point Load Testing (PLT) was undertaken on site at the Panuco core facility to provide a regular estimate of intact rock mass strength. Samples were selected and testing was completed by the Vizsla Site Senior staff member. Typically, one test was completed per 3 m run and/or lithology change with additional tests completed above and below the location of a rock sample. Testing was carried out in accordance with ISRM guidelines (ISRM, 1985). All tests conducted were diametral, which require a minimum core sample length to be twice the core diameter. Tests were classified based on the type of failure, for example where samples failed along weakly healed fractures or veinlets. This avoids misleading results but ensures test results can be further interrogated if required.

A total of 3,301 PLT tests were completed, of which 1,682 are valid. A summary of the valid test results by primary lithology are summarised in Table 16-6.

Laboratory test work in 2023 was completed by Geomechanical Inc. A total of 51 Uniaxial Compressive Strength (UCS) tests, 21 Triaxial Compressive Strength (TCS) tests, and 23 Brazillian Disc Tensile Strength (BTS) tests were completed from the drillholes. Laboratory test work in 2025 was completed by Rocher Ingeneria. A total of 378 Uniaxial Compressive Strength (UCS) tests and 172 Brazillian Disc Tensile Strength (BTS) tests were completed from the drillholes. A summary of all laboratory test work completed for both programs is summarised in Table 16-5 along with a description of the point load test failure types in Table 16-7. The distribution of UCS test results by major lithology is presented in Figure 16-2. A summary of median intact rock elastic and strength results by lithology is presented in Table 16-8.

Panuco Project	Page 248
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-5: Summary of Laboratory Test Work Completed by Year

Laboratory Test	No. of Tests by Year		Total No. of Tests
	2023	2025
Unconfined Compressive Strength (UCS)	51	327	378
Brazilian Indirect Tensile Strength (ITS)	23	172	195
Triaxial Strength (TCS)	21	0	21
Bulk Density	95	328	423

Table 16-6: Summary of Valid T1, T2, and T5 Point Load Test Results

Lithology	No. of Valid Tests	Min UCS	Max UCS	Mean UCS	Median UCS	Standard Deviation UCS	No. of T5 Tests
		(MPa)	(MPa)	(MPa)	(MPa)	(MPa)
Andesite	703	0.00	265.55	107.45	115.48	49.05	188
Breccia	43	4.97	152.93	91.49	111.70	49.21	12
Dikes	29	14.71	198.41	109.68	116.16	43.25	13
Diorite	545	3.27	271.13	112.30	136.18	39.62	284
Fault Zone	17	0.38	151.57	72.86	61.01	48.26	1
Granite/Granodiorite	94	8.56	198.00	85.16	91.07	46.50	16
Rhyolite	141	6.54	239.86	87.87	79.12	57.51	19
Quartz Vein	2	140.81	227.55	184.18	184.18	61.34	2
Hydrothermal Breccia	42	9.26	219.70	121.23	136.18	43.93	23

Table 16-7: Point Load Test Failure Typers by Description

Failure Description	Failure Type ID
Failure through intact rock	T1
Failure along fabric (foliation/bedding, >50% along plane)	T2
Failure along existing weakness (microdefects, healed joint)	T3
Slipped during testing, chipped, or rock mass at less than 5 MPa gauge pressure	T4
Refusal (>20 MPa gauge pressure)	T5

Panuco Project	Page 249
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-2: Distribution of UCS Test Results by Lithology

Source: Mining Plus, 2025.

Table 16-8: Median Laboratory Intact Rock Elastic and Strength Results by Lithology

Lithology	Median UCS	Median Tensile Strength	Median Bulk Density	Median Young's Modulus	Median Poisson's Ratio
	(MPa)	(MPa)	(t/m3)	(GPa)	-
Andesite	42.65	8.00	2.64	9.53	0.21
Breccia	24.02	0.90	2.64	9.78	-
Dikes	60.20	-	2.63	49.55	0.17
Diorite	54.41	8.30	2.69	11.32	0.25
Fault Zone	19.31	-	2.68	6.67	-
Granite/Granodiorite	33.96	7.15	2.60	7.60	-
Rhyolite	65.60	-	2.62	46.55	-
Quartz Vein	66.97	9.90	2.67	13.16	-
Hydrothermal Breccia	44.66	7.15	2.63	8.62	-
Panuco Project	Page 250
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.2.3.4 Structural Orientation Data

Oriented core data was collected during the field program where alpha and beta values from oriented core data were converted to true dip and dip direction using downhole survey data to account for drillhole deviation with depth. Based on the core orientation line quality control, 52% (7,773 m) of the drill core where core orientation was completed was classified as moderate or high confidence.

A summary of stereographic projections of the orientated core for each domain is presented in Figure 16-3. The data was plotted using the Rocscience software DIPSTM (Version 8.0). The lower hemisphere, equal angle projection is referenced to true north.

Figure 16-3: Summary of Logged Discontinuities from Oriented Core Drilling

Source: Mining Plus, 2025.

Table 16-9 outlines the details of logged discontinuities by geotechnical domain. As indicated, a dominant jointing exists dipping to the NE at approximately 50° to 70°. An absence of flat lying structure is also evidenced in the data for most domains which is typically favorable for stope back stability.

Major faults are an integral part of the structural geotechnical data room. The latest update of fault interpretations was completed in 2023 and an update based on revised interpretations supported by the addition of the 2025 geotechnical holes is planned in the near future. Figure 16-4 outlines the trend of major structural faults. Specific details on the major structural faults are summarised in Table 16-10.

Panuco Project	Page 251
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-9: Summary of Discontinuity Families by Domain

Domain	Discontinuity Type	Discontinuity ID	Dip	Dip Direction	JCR76	Infill
			(°)	(°)
Copala Main	Dominant	JS1	68 +-6	50.5 +-4.5	14	Chlorite, Clay, Calcite
	Secondary	JS2	62.5 +-9.5	82 +-8
	Secondary	JS3	81.5 +-4.5	79.5 +-4.5
Copala South	Dominant	JS1	56 +-8	38.5 +-9.5	14.3	Calcite, Chlorite, Clay
	Secondary	JS2	37.5 +-9.5	132 +-16
	Secondary	JS3	18 +-8	251 +-19
	Secondary	JS4	27 +-8	354 +-15
	Secondary	JS5	35.5 +-5.5	317.5 +-10.5
Copala North	Dominant	JS1	50.5 +-6.5	60 +-8	10.8	Clay, Hematite, Calcite
	Secondary	JS2	77.5 +-5.5	105 +-7
	Secondary	JS3	37.5 +-7.5	218 +-15
	Secondary	JS4	75 +-6	88.5 +-6.5
Luisa	Dominant	JS1	72.5 +-6.5	68.5 +-12.5	9.9	Clay, Gouge/Rubble
	Secondary	JS2	85 +-4	249 +-5
	Secondary	JS3	84 +-4	49 +-8
	Secondary	JS4	53.5 +-5.5	44.5 +-12.5
Tajitos	Dominant	JS1	70.5 +-3.5	106 +-8	7.6	FeOx, Calcite, Clay, Chlorite
	Secondary	JS2	55 +-8	325.5 +-7.5
	Secondary	JS3	82 +-5	251.5 +-5.5
Napoleon South	Dominant	JS1	56.5 +-19.5	63.5 +-29.5	10.4	Clay, Chlorite, Calcite
Napoleon Main	Dominant	JS1	58.5 +-15.5	66 +-15	14.9	Clay, Chlorite, Calcite
	Secondary	JS2	21 +-11	208 +-26
	Secondary	JS3	66 +-7	92 +-7
Napoleon North	Dominant	JS1	44.5 +-3.5	65.5 +-15.5	8.1	Clay, Calcite, Sand, Oxide
	Secondary	JS2	55 +-8	25.5 +-11.5

Mine plan development and production stope solids have been flagged for fault intersections in the expectation that fault conditions will undermine both stope stability and increase ground support requirements. The location of faults has also been considered with respect to the stand-off distance for mine ramps, location of capital infrastructure, and to some extent, the trend of development.

Panuco Project	Page 252
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-4: Panuco FS Major Structural Faults (2023) - Plan View with Faults cut at 137 m Elevation

Source: Mining Plus, 2025.

Panuco Project	Page 253
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-10: Panuco FS Trend of Major Mapped Faults (2023)

Fault ID	Strike (*)	Dip (*)	Domain Intersection
Napoleon Oblique Faults
MID_NAP_NE_FLT	230	71	Napoleon Main
N_NAP_NE_FLT	232	71	Napoleon North
N_NAP_NW_FLT	110	61	Napoleon Main
N_NAP_NW_FLT2	331	86	Napoleon North
N_NAP_NW_FLT3	109	61	Napoleon Main
NAP_EW_FLT	270	90	Napoleon Main
Napoleon Primary Faults
MID_NAP_JOG1	321	83	Napoleon Main
MID_NAP_JOG2	348	82	Napoleon Main/North
NAPOLEON	172	90	Napoleon All
S_NAP_JOG	141	90	Napoleon South
Copala/Tajitos Primary Faults
COPALA_FAULT_N	138	51	Copala All (at depth no intersection)
COPALA_FAULT_S	144	58	Copala All
CRISTIANO_N	332	86	Tajitos

16.2.3.5 Geotechnical Classification, Rock Mass Rating

A rock mass quality assessment using RMR76 classification system (Bieniawski, 1976) and RMR89 (Bieniawski, 1989) has been prepared for the rock logged from each drillhole. Rock Mass Rating (RMR) values were calculated on a geotechnical interval basis, with each interval assessed based on the actual conditions encountered during the geotechnical logging. Geotechnical logging intervals were selected on the basis of variations in strength, fracture frequency and/or lithology, but most typically coincided with a drilled run.

The RMR76 and RMR89 classification systems rank rock mass quality based on five geotechnical parameters as shown in Table 16-11 below. Minor differences in the R3, R4 and R5 parameters emphasize the importance of joint condition and water on rock mass quality. The overall rock mass quality is determined by summing the combined values for all five parameters. An adjustment is then applied based on the orientation of discontinuities relative to the excavation of interest.

Panuco Project	Page 254
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-11: Bieniawski RMR Parameter Comparison (RMR76 and RMR89)

Parameter	RMR76		RMR89
	Min	Max	Min	Max
R1 = rating for the strength of intact rock material	0	15	0	15
R2 = rating for drill core quality, RQD	3	20	3	20
R3 = rating for spacing of joints	5	30	5	20
R4 = rating for JCR	0	25	0	30
R5 = rating for groundwater (Jw)	0	10	0	15
B: Rating Adjustment for Discontinuity Orientations	0	-12	0	-12

The Q-System (Barton et al, 1974) was used to estimate rock mass quality from geotechnical parameters collected from geotechnical logging data. The Q classification system is an empirical method of classifying rock masses initially developed for the Norwegian Geotechnical Institute and based on tunnelling case histories. The Q classification system requires six inputs:

  Rock Quality Designation (RQD)

  Joint set Number (Jn)

  Joint Roughness (Jr)

  Joint alteration (Ja)

  Groundwater (Jw)

  Stress reduction factor (SRF)

The Q' value, which excludes Jw and SRF, has been calculated for each geotechnical interval and applied to stope sizing optimization reviews. A more detailed review of rock mass classification values for the Panuco feasibility study is presented in the following sections.

16.2.4 In-situ Stress State

The in-situ stress regime has been assumed for the Panuco FS Mine design and stability analysis based on the stress interpretation on the World Stress Map (Heidbach, et al., 2016). Serval nearby data points in the World Stress Map indicate a maximum principal stress orientation (s1) of 170° (See Figure 16-5). The vertical stress, (s3), assumed to be oriented vertically, was estimated to have an equivalent magnitude equal to 0.027 MPa/m of depth. The intermediate principal stress, (s2) was assumed to be oriented perpendicular to the maximum principal stress at 260°.

The s1 to s3 ratio (KH) was assumed to be 1.5 and the s2 to s3 ratio (Kh) of 1.0 was assumed. A summary of the in-situ stress gradients is summarised below in Table 16-12.

Panuco Project	Page 255
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-12: In-Situ Stress State Assumption - Panuco FS

In-situ Stress Component	Gradient	Orientation
	MPa/m	°
Max principal Stress, s1	0.0405	170
Intermediate principal Stress, s2	0.027	260
Minor principal stress, s3	0.027	0

Figure 16-5: World Stress Map - Panuco FS Principal Stress Direction Estimate

Source: Heidbach, et al., 2016.

Panuco Project	Page 256
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.2.5 Geotechnical Model

A Leapfrog© Geotechnical Model was developed using the geotechnical data room to understand the spatial relationships between the geotechnical variables, NGI-Q, Q', RMR76 and RMR89. A buffer zone of 7 m was applied on either side of the ore veins to model the HW and FW domains. The model incorporates geological information in the form of the working lithology model, fault wireframes and ore grade as well. Figure 16-6 illustrates the Copala Main geotechnical model for Q' as an example of the modelling exercise completed.

The subdomains of the geotechnical model aligned with the geotechnical domains established for geotechnical analyses. In total, Copala defined 48 subdomains while Napoleon defined 36 subdomains. Luisa and Tajitos were not modelled due to the lack of geotechnical data resolution currently for these areas.

Swath plots were developed to review the impact of compositing for sample definition. The review indicated a global bias less than 2%. Consequently, hard boundaries were applied for domain value estimations. A summary of the Geotechnical Model Parameters is as follows:

  Parent Block Size: 3 x 3 x 3 m

  Sub-block size: 1.5 x 1.5 x 1.5 m

  Model Azimuth and Dip: 340/0

  Inverse square distance estimation using a maximum distance ellipsoid

  Principal searching direction: Ore vein azimuth

  Apply variable orientation based on the HW and FW surfaces

  Minimum number of samples: 2

  Drillhole limit: no limit on samples per drill hole

  No outlier restriction, capping or cutting applied.

Panuco Project	Page 257
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-6: Geotechnical Block Model - Copala Main Q' Visualization Example

Source: Mining Plus, 2025.

16.2.6 Stope Sizes

Stope stability was assessed using the Mathews stability graph developed by Mathews et al. (1980) and extended by Mawdesley et al. (2001). This method evaluates stope face stability based on the hydraulic radius ("HR") and the stability number ("N"). The stability number N is calculated by adjusting the Q' value for induced stresses (Factor A), discontinuity orientation (Factor B), and excavation surface orientation (Factor C), following the formula N = Q' x A x B x C. A summary of Q' values by Domain are presented in Table 16-13, Table 16-14, Table 16-15, and Table 16-16 below.

Panuco Project	Page 258
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-13: Estimated Q' Conditions by Domain - Copala

Domain Categories			Drilling Length (m)	Q'
				1st Quartile	Median	3rd Quartile
COPALA SOUTH	COP MAIN	HW	68.19	5.14	6.25	7.78
		ORE	36.64	5.83	6.15	6.36
		FW	53.10	6.25	6.25	7.64
	COP 3	HW	68.38	2.31	5.10	7.93
		ORE	23.16	1.39	2.44	6.15
		FW	56.06	3.15	6.25	7.70
	COP 4	HW	13.73	4.17	6.25	11.11
		ORE	5.09	4.03	6.25	8.33
		FW	28.02	4.17	5.44	8.33
	COP5	HW	25.91	4.17	5.21	6.04
		ORE	6.00	4.17	6.15	6.25
		FW	27.98	4.46	5.42	6.25
	CRISTIANO	HW	78.78	7.78	8.06	8.19
		ORE	1.69	21.56	21.56	21.56
		FW	15.89	14.78	16.67	16.67
COPALA MAIN	COP MAIN	HW	52.22	4.04	6.25	8.33
		ORE	20.52	3.65	4.14	6.04
		FW	53.77	5.35	6.15	7.94
	COP 2	HW	7.99	0.24	2.78	2.78
		ORE	2.43	3.23	3.23	7.58
		FW	6.93	3.11	3.23	3.96
	COP 3	HW	14.78	3.50	6.10	6.25
		ORE	4.91	4.58	5.73	5.88
		FW	14.834	5.15	5.73	5.88
	COP 4	HW	13.73	4.17	6.25	11.11
		ORE	5.09	4.03	6.25	8.33
		FW	28.02	4.17	5.44	8.33
	COP 5	HW	13.00	13.00	13.00	13.00
		ORE	5.00	5.00	5.00	5.00
		FW	13.00	13.00	13.00	13.00
	CRISTIANO	HW	53.48	3.57	4.17	5.56
		ORE	7.85	3.32	3.58	4.17
		FW	26.91	3.04	4.17	4.17
	TAJITOS	HW	24.34	3.61	4.17	4.17
		ORE	7.17	3.50	3.54	4.17
		FW	21.08	7.17	11.11	12.25

Panuco Project	Page 259
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Domain Categories			Drilling Length (m)	Q'
				1st Quartile	Median	3rd Quartile
COPALA NORTH	COP MAIN	HW	42.72	4.17	4.29	8.22
		ORE	92.93	4.17	6.04	6.25
		FW	42.72	5.63	6.00	6.25
	COP 2	HW	30.28	1.35	4.85	6.25
		ORE	10.73	4.90	5.10	5.42
		FW	30.62	2.29	4.17	4.48
	COP 3	HW	28.09	3.25	4.67	6.25
		ORE	5.52	0.97	6.25	7.50
		FW	27.38	3.92	6.15	6.88
	TAJITOS	HW	7.89	6.17	6.17	12.17
		ORE	4.41	5.54	5.58	5.58
		FW	7.71	1.46	5.98	5.98

Table 16-14: Estimated Q' Conditions by Domain - Napoleon

Domain Categories			Drilling Length (m)	Q'
				1st Quartile	Median	3rd Quartile
NAPOLEON SOUTH	NAP MAIN	HW	34.31	5.56	8.33	12.08
		ORE	29.86	0.49	3.82	11.79
		FW	76.20	3.33	3.89	8.06
	FW1	HW	23.04	3.96	10.17	11.25
		ORE	5.44	8.06	12.5	12.5
		FW	23.96	6.81	12.33	16.67
	FW2	HW	42.74	3.61	8.33	12.5
		ORE	8.37	11.11	21.5	21.5
		FW	61.42	8.19	18.08	22.08
	FW3	HW	7.31	10.93	11.11	11.96
		ORE	1.38	12.50	12.5	12.5
		FW	11.07	12.50	12.5	25
	HW3	HW	73.78	8.06	8.33	12.50
		ORE	12.22	8.06	8.33	12.50
		FW	79.35	8.33	11.11	12.50

Panuco Project	Page 260
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Domain Categories			Drilling Length (m)	Q'
				1st Quartile	Median	3rd Quartile
	HW4	HW	51.12	8.33	8.50	16
		ORE	30.79	7.78	8.33	12.29
		FW	53.97	6.53	8.33	12.29
	HW5	HW	38.26	8.17	8.33	11.11
		ORE	4.15	8.06	8.06	8.33
		FW	30.72	8.33	8.33	11.11
	HW6	HW	49.41	6.53	8.33	10.93
		ORE	13.31	8.00	9.79	12.5
		FW	60.78	8.33	10.93	12.5
	HW7	HW	32.00	8.06	8.33	12.50
		ORE	16.00	7.78	12.50	12.50
		FW	25.00	8.25	8.33	11.39
NAPOLEON MAIN	NAP MAIN	HW	156.06	4.96	6.25	10.25
		ORE	94.14	6.53	12.50	20.74
		FW	107.93	6.53	12.00	15.00
	HW4	HW	66.00	5.37	8.75	10.89
		ORE	16.00	2.78	4.17	6.25
		FW	68.00	4.52	7.13	11.11
	HW5	HW	52.00	7.34	8.75	10.25
		ORE	7.00	8.33	8.94	12.50
		FW	43.00	6.25	11.00	12.50
NAPOLEON NORTH	NAP MAIN	HW	27.00	3.99	6.25	8.12
		ORE	3.00	1.54	6.14	6.14
		FW	36.00	4.48	4.37	4.58

Panuco Project	Page 261
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-15: Estimated Q' Conditions by Domain - Luisa

Domain Categories			Drilling Length (m)	Q'
				1st Quartile	Median	3rd Quartile
LUISA	LUISA HW	HW	36.00	2.14	6.25	8.12
		ORE	6.00	3.40	6.14	6.14
		FW	30.00	2.90	4.37	4.58
	LUISA MAIN	HW	15.00	1.67	6.25	8.12
		ORE	9.00	2.50	6.14	6.14
		FW	21.00	2.14	4.37	4.58
	LUISA FW	HW	18.00	3.12	6.25	8.12
		ORE	6.00	2.74	6.14	6.14
		FW	-	3.12	4.37	4.58

Table 16-16: Estimated Q' Conditions by Domain - Tajitos

Domain Categories			Drilling Length (m)	Q'
				1st Quartile	Median	P75
TAJITOS	TAJITOS MAIN	HW	27	2.78	3.51	4.17
		ORE	15	5.61	8.33	8.33
		-	-	2.78	3.51	4.17

The following assumptions were made in the calculation of Stability Number (N'):

  15-m sublevel height for Napoleon South, Copala South and Copala Main domains.

  20-m sublevel height for Napoleon Main, Napoleon North and Tajitos.

  Factor A - The maximum induced stress was estimated assuming a vertical stress gradient of 0.027 MPa/m of depth and a K factor of 1.5. Stress application factors were then applied as follows:

  Hanging Wall (HW): 0.1 x (s1)

  Footwall (FW): 0.25 x (s1)

  Back End Wall: 1.0 x (s1)

  The 3rd quartile value for the depth of mining was applied in conjunction with the average laboratory UCS by domain. Where no laboratory test information was available, the point load test (PLT) data was used with a reduction factor of 2.5 applied based on a comparison of PLT and UCS test results. The applied Factor A by domain is summarised in Table 16-17.

Panuco Project	Page 262
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Factor B - The structural trends suggest potential for sub-parallel joint orientations relative to the hanging wall/footwall. The selected Factor B is summarised in Table 16-18, and

  Factor C - The primary mode of failure was determined to be gravity fall/slabbing. Factor C was determined by the average orientation of the excavation surface. The applied factors used for the stope sizing optimization are listed in Table 16-19.

Table 16-17: Stope Stability Assessment - A Factor by Domain

Domain	Sub Domain	HW	Back	FW	END
Tajitos	Tajitos	1.00	0.60	0.90	0.60
Copala South	Copala Main	1.00	0.10	0.88	0.10
	Copala 3	1.00	0.11	0.37	0.11
	Copala 4	1.00	0.10	0.88	0.10
	Copala 5	1.00	0.10	0.93	0.10
	Cristiano	1.00	0.28	1.00	0.28
Copala Main	Copala Main	1.00	0.27	1.00	0.27
	Copala 2	1.00	0.13	1.00	0.13
	Copala 3	1.00	0.10	1.00	0.10
	Copala 4	1.00	0.19	1.00	0.19
	Copala 5	1.00	0.10	1.00	0.10
	Cristiano	1.00	0.26	1.00	0.26
Napoleon South	Nap Main	1.00	0.10	0.88	0.10
	FW1	1.00	0.10	0.45	0.10
	FW2	1.00	0.10	0.72	0.10
	FW3	1.00	0.10	0.60	0.10
	HW4	1.00	0.28	0.78	0.28
	HW5	1.00	0.33	1.00	0.33
	HW6	1.00	0.18	0.92	0.18
	HW7	1.00	0.17	0.39	0.17
Napoleon Main	Nap Main	1.00	0.31	1.00	0.31
	HW4	1.00	0.10	1.00	0.10
	HW5	1.00	0.28	1.00	0.28
Napoleon North	Nap Main	1.00	0.17	1.00	0.17
Luisa	Main	1.00	0.23	1.00	0.23
	HW	1.00	0.33	1.00	0.33
	FW	1.00	0.18	1.00	0.18

Panuco Project	Page 263
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-18: Stope Stability Assessment - B Factor by Domain

Domain	Sub Domain	HW	Back	FW	END
Tajitos	Tajitos	0.25	0.50	0.25	0.45
Copala South	Copala Main	0.30	0.30	0.30	0.20
	Copala 3	0.40	0.20	0.40	0.60
	Copala 4	0.20	0.20	0.20	0.60
	Copala 5	0.20	0.20	0.20	0.50
	Cristiano	0.20	0.20	0.20	0.70
Copala Main	Copala Main	0.20	0.80	0.20	0.85
	Copala 2	0.20	0.80	0.20	0.40
	Copala 3	0.20	0.80	0.20	0.80
	Copala 4	0.20	0.80	0.20	0.85
	Copala 5	0.20	0.80	0.20	0.85
	Cristiano	0.20	0.80	0.20	0.85
Napoleon South	Nap Main	0.20	0.80	0.20	0.85
	FW1	0.20	0.80	0.20	0.90
	FW2	0.20	0.80	0.20	1.00
	FW3	0.20	0.80	0.20	0.95
	HW4	0.20	0.80	0.20	0.70
	HW5	0.20	0.80	0.20	0.95
	HW6	0.20	0.80	0.20	0.95
	HW7	0.20	0.80	0.20	0.85
Napoleon Main	Nap Main	0.30	0.50	0.30	0.85
	HW4	0.20	0.50	0.20	0.60
	HW5	0.20	0.50	0.20	0.90
Napoleon North	Main	0.20	0.38	0.20	0.68
Luisa	Main	0.20	0.60	0.20	0.87
	HW	0.30	0.50	0.30	0.80
	FW	0.30	0.50	0.30	0.80

Panuco Project	Page 264
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-19: Stope Stability Assessment - C Factor Domain

Domain	Sub Domain	HW/FW Dip (°)	HW	Back	FW	END
Tajitos	Tajitos	66.8	5.60	2.00	5.60	8.00
Copala South	Copala Main	61.5	5.14	2.00	5.14	8.00
	Copala 3	54.4	4.51	2.00	4.51	8.00
	Copala 4	74.8	6.43	2.00	6.43	8.00
	Copala 5	71.7	6.12	2.00	6.12	8.00
	Cristiano	77.4	6.69	2.00	6.69	8.00
Copala Main	Copala Main	59.7	4.97	2.00	5.00	8.00
	Copala 2	60.0	5.00	2.00	5.00	8.00
	Copala 3	54.0	4.47	2.00	4.47	8.00
	Copala 4	77.7	6.72	2.00	6.72	8.00
	Copala 5	59.1	4.92	2.00	4.92	8.00
	Cristiano	81.0	7.06	2.00	7.06	8.00
Napoleon South	Nap Main	74.9	6.44	2.00	6.44	8.00
	FW1	83.3	7.30	2.00	7.30	8.00
	FW2	76.0	6.55	2.00	6.55	8.00
	FW3	70.1	5.96	2.00	5.96	8.00
	HW4	50.9	4.22	2.00	4.22	8.00
	HW5	67.8	5.73	2.00	5.73	8.00
	HW6	69.4	5.89	2.00	5.89	8.00
	HW7	79.9	6.95	2.00	6.95	8.00
Napoleon Main	Nap Main	81.5	7.11	2.00	7.11	8.00
	HW4	59.9	4.99	2.00	4.99	8.00
	HW5	81.4	7.10	2.00	7.10	8.00
Napoleon North	Main	83.8	7.40	2.00	7.40	8.00
Luisa	Main	79.0	6.90	2.00	6.90	8.00
	HW	86.0	7.60	2.00	7.60	8.00
	FW	82.0	7.20	2.00	7.20	8.00

For this assessment, the stope is considered stable if the stability number, N' plots above the bottom Unsupported Transition Line as illustrated in Figure 16-7. The assessment does not account for the exposure period of the stope walls, changes in the induces stresses via stope sequencing, blasting factors or the degree of stope wall undercutting which can impact the stability of a given stope.

Panuco Project	Page 265
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-7: Extended Matthews Stability Graph

Source: Mining Plus, 2025, Modified from Nickson, 1992.

A stope stability assessment was completed for stopes in the Copala, Napoleon, Luisa and Tajitos mining areas. The sub-level height was established based on the mine design criteria. The slope length was evaluated for HW/FW lengths based on the HW/FW dip. Maximum recommended strike lengths were evaluated over the range of stope widths. Design strike lengths were determined based on dilution recommendations and blasting considerations. The results of the stope optimization are summarised by Domain in Table 16-20, Table 16-21, Table 16-22 and Table 16-23.

Table 16-20: Stable Stope Spans - Copala

Deposit	Domain	Subdomain	HW Dip	Design Strike Length		Max Strike Length Recommended
			(°)	Length (m)	Avg. Width (m)	Length (m)
Copala	Copala South	Copala Main	61.5	20	5.9	42
		Copala3	54.4	20	4.3	20
		Copala 4	74.8	20	3.7	30
		Copala 5	71.7	20	4.0	35
		Cristiano	77.4	20	2.8	40
	Copala Main	Copala Main	59.7	20	6.9	18
		Copala3	54	20	3.8	22
		Copala 4	77.7	20	3.7	32
		Copala 5	59.1	20	4	25
		Cristiano	81	20	2.8	30
		Tajitos	66.8	20	2.7	30

Panuco Project	Page 266
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-21: Stable Stope Spans - Napoleon

Deposit	Domain	Subdomain	HW Dip	3rd Quartile Depth below Surface		3rd Quartile Depth below Surface - Max Strike Length Recommended
			(°)	Length (m)	Width (m)	Length (m)
Napoleon	Napoleon South	Napoleon Main	74.9	24	3.3	24
		FW1	83.3	24	2.2	40
		FW2	76	24	2.7	35
		FW3	70.1	24	2.6	40
		HW4	50.9	24	5.0	32
		HW5	67.8	24	3.0	40
		HW6	69.4	24	2.6	40
		HW7	79.9	24	4.1	40
	Napoleon Main	Napoleon Main	81.5	24	3.8	40
		HW4	59.9	24	3.6	28
		HW5	81.4	24	3.2	40
	Napoleon North	Napoleon Main/Josephine	83.8/80.2	24	3.0	40

Table 16-22: Stable Stope Spans - Tajitos

Deposit	Domain	HW Dip	P75 Depth below Surface		P75 Depth below Surface - Max Strike Length Recommended
		(°)	Length (m)	Width (m)	Length (m)
Tajitos	Tajitos	66.8	24	2.7	30

Panuco Project	Page 267
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-23: Stable Stope Spans - Luisa

Deposit	Domain	HW Dip	3rd Quartile Depth below Surface		3rd Quartile Depth below Surface - Max Strike Length Recommended
		(°)	Length (m)	Width (m)	Length (m)
Luisa	Main	79.0	18	4.7	25
	HW	86.0	18	3.0	40
	FW	82.0	18	4.2	40

16.2.7 Empirical Dilution Review

Dilution is the unplanned waste material mined with the ore that is sent to the processing plant. The quantity of potential dilution is primarily controlled by the amount of waste rock and paste / CRF backfill sloughed into the stope. A parameter termed the "Equivalent Linear Overbreak/Slough" (ELOS), introduced by Clark and Pakalnis (1997) is used to express the volumetric measurements of overbreak as an average depth over an entire stope surface. ELOS can be estimated using the Stability Number and hydraulic radius of the slope surface.

To estimate the quantity of waste rock dilution from the caving/slabbing failure of the HW/FW, back and end walls for Panuco stopes, the empirical dilution graph from Capes and Milne (2008) was employed (see Figure 16-8) which incorporates 257 case histories which plot in a zone of interest common to most mines.

Figure 16-8: Empirical ELOS Dilution Graph with ELOS Isoprobability Contours

Source: Capes, G., and Milne, D., 2008.

Panuco Project	Page 268
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The minimum dilution value was set at 0.2 m for the HW. To estimate the FW dilution, a dilution factor was estimated based on the slope of the FW and relative Q' value. This dilution factor is multiplied by the HW ELOS value to estimate the FW ELOS value. The total slope ELOS is the combination of the HW and FW ELOS dilution.

The back and end wall dilution is assumed to be in ore and is therefore only used as an indicator for cable bolting requirements and is not considered in the stope dilution estimates. Table 16-24 Summarises the ELOS dilution factors by domain for the Panuco FS Mine Plan.

Table 16-24: ELOS Dilution Estimates for Panuco FS Stopes with ELOS FW Factor

Domain	Sub Domain	ELOS HW					ELOS FW Factor	ELOS TOTAL
Stope Width (m)		4	6	8	10	12		4	6	8	10	12
COPALA SOUTH	COP Main	0.20	0.20	0.20	0.20	0.20	0.30	0.26	0.26	0.26	0.26	0.26
	COP 3	0.40	0.40	0.40	0.40	0.40	0.20	0.48	0.48	0.48	0.48	0.48
	COP 4	0.20	0.20	0.20	0.20	0.20	0.40	0.28	0.28	0.28	0.28	0.28
	COP 5	0.20	0.20	0.20	0.20	0.20	0.30	0.26	0.26	0.26	0.26	0.26
	Cristiano	0.20	0.20	0.20	0.20	0.20	0.20	0.24	0.24	0.24	0.24	0.24
COPALA MAIN	Cop Main	0.30	0.30	0.30	0.30	0.30	0.20	0.36	0.36	0.36	0.36	0.36
	COP 3	0.45	0.45	0.45	0.45	0.45	0.30	0.59	0.59	0.59	0.59	0.59
	COP 4	0.20	0.20	0.20	0.20	0.20	0.40	0.28	0.28	0.28	0.28	0.28
	COP 5	0.20	0.20	0.20	0.20	0.20	0.40	0.28	0.28	0.28	0.28	0.28
	Cristiano	0.20	0.20	0.20	0.20	0.20	0.40	0.28	0.28	0.28	0.28	0.28
NAPOLEON SOUTH	NAP Main	0.20	0.20	0.20	0.20	0.20	0.50	0.3	0.3	0.3	0.3	0.3
	FW1	0.20	0.20	0.20	0.20	0.20	0.50	0.3	0.3	0.3	0.3	0.3
	FW2	0.25	0.25	0.25	0.25	0.25	0.20	0.3	0.3	0.3	0.3	0.3
	FW3	0.20	0.20	0.20	0.20	0.20	0.20	0.24	0.24	0.24	0.24	0.24
	HW4	0.20	0.20	0.20	0.20	0.20	0.30	0.26	0.26	0.26	0.26	0.26
	HW5	0.20	0.20	0.20	0.20	0.20	0.35	0.27	0.27	0.27	0.27	0.27
	HW6	0.20	0.20	0.20	0.20	0.20	0.30	0.26	0.26	0.26	0.26	0.26
	HW7	0.20	0.20	0.20	0.20	0.20	0.45	0.29	0.29	0.29	0.29	0.29
NAPOLEON MAIN	NAP Main	0.20	0.20	0.20	0.20	0.20	0.30	0.26	0.26	0.26	0.26	0.26
	HW4	0.40	0.40	0.40	0.40	0.25	0.30	0.52	0.52	0.52	0.52	0.33
	HW5	0.20	0.20	0.20	0.20	0.20	0.35	0.27	0.27	0.27	0.27	0.27
NAPOLEON NORTH	NAP Main	0.20	0.20	0.20	0.20	0.20	0.35	0.21	0.27	0.27	0.27	0.27
	Josephine	0.20	0.20	0.20	0.20	0.20	0.35	0.21	0.27	0.27	0.27	0.27
TAJITOS	Tajitos	0.40	0.40	0.40	0.40	0.40	0.30	0.52	0.52	0.52	0.52	0.52
LUISA	Main	0.70	0.70	0.70	0.70	0.70	0.30	0.91	0.91	0.91	0.91	0.91
	HW	0.25	0.25	0.25	0.25	0.25	0.30	0.33	0.33	0.33	0.33	0.33
	FW	0.20	0.20	0.20	0.20	0.20	0.80	0.36	0.36	0.36	0.36	0.36

Panuco Project	Page 269
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

It is important to recognize some limitations of empirical dilution estimation methods. Some of the key limitations are:

  Blast damage

  Undercutting and overcutting the hanging wall

  Impact of cable bolt support

  Delayed mucking and stope exposure time

  Effect of mining sequence

  Delayed backfill or poor quality backfill

  Inability to tight fill stopes

16.2.8 Geotechnical - Ground Support

For cost estimation purposes, ground support regimes for development were estimated based on statistics calculated using the 2023 and 2025 geotechnical data, assuming dry ground with minor inflow. Figure 16-9 summarises NGI-Q and RMR76 values by domain which forms the basis of estimating the distribution of ground support standards for Capital and Ore development.

Figure 16-9: Rock Mass Quality (NGI-Q and RMR76) by Domain

Source: Mining Plus, 2025.

The rock mass quality data indicates Napoleon North will have the most challenging ground conditions. Napoleon South is also expected to encounter a high proportion of poor ground conditions. The challenging ground conditions in Napoleon are expected to be the result of a more structurally complex domain. Comparatively, Copala South and Copala North are also indicated to have a high proportion of poor and very poor ground conditions.

Panuco Project	Page 270
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

For capital mine development, ground support consisting of 2.4 m No.7 resin-grouted rebar bolts with mesh to mid-drift for "Fair" to "Good" ground or with shotcrete to the floor for "Poor" to "Very Poor" ground. Intersection cable bolt requirements were assessed based on the expected ground conditions and 3-way and 4-way spans. Double 0.6" bulge strand double cable bolts were assumed. A summary of the assumed bolting plan is summarised in Table 16-25.

Figure 16-10 shows a summary of the expected application of ground support standards by domain. Table 16-26 summarises the development intersection cable bolt requirements. Note a 100% application factor was assumed for all fault intersections.

Table 16-25: Ground Support Standard by Rock Mass Condition (Excluding Copala North CAF and DAF)

Type	Ground Condition	Ground Support Standards
Capital Development 5.5m x 5.5m (permanent openings)
GSS-NP-I	Good	Back	22mm⌀ x 2.4m Rebar (2.1m x 1.6m)
	Q (10 - 40)	Wall	22mm⌀ x 2.4m Rebar (2.1m x 1.6m) Start 2.0m from sill
		Surface	6ga x 4in sq. welded wire mesh
GSS-NP-II	Fair	Back	22mm⌀ x 2.4m Rebar (1.8m x 1.8m) Dice-5
	Q (4 - 10)	Wall	22mm⌀ x 2.4m Rebar (1.7m x 1.7m) - Dice-5 Start 1.2m from sill
		Surface	6ga x 4in sq. welded wire mesh
GSS-NP-III	Poor	Back	22mm⌀ x 2.4m Rebar (1.6m x 1.7m)
	Q (1 - 4)	Wall	22mm⌀ x 2.4m Rebar (1.6m x 1.7m) Start 0.9m from sill
		Surface	6ga x 4in sq. welded wire mesh 5cm (2") Plain Shotcrete floor to floor
GSS-NP-IV	Very Poor	Back	22mm⌀ x 2.4m Rebar (1.1m x 1.1m) Dice-5
	Q (0.1 - 1)	Wall	22mm⌀ x 2.4m Rebar (1.1m x 1.1m) Dice-5 Start 0.9m from sill
		Surface	6ga x 4in sq. welded wire mesh 7.5cm (3") Plain Shotcrete floor to floor
Ore (Non-Capital) Development 4.0m x 4.0m (semi-permanent openings)
GSS-P-I	Good	Back	22mm⌀ x 2.1m Rebar (2.0m x 2.0m) Dice-5
	Q (10 - 40)	Wall	1.8m x SS-33 Split Set (2.0m x 2.0m) Start 2.0m from sill
		Surface	6ga x 4in sq. welded wire mesh
GSS-P-II	Fair	Back	22mm⌀ x 2.1m Rebar (2.1m x 1.6m)
	Q (4 - 10)	Wall	1.8m x SS-33 Split Set (1.6m x 1.6m) Start 1.6m from sill
		Surface	6ga x 4in sq. welded wire mesh

Panuco Project	Page 271
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Type	Ground Condition	Ground Support Standards
GSS-P-III	Poor	Back	22mm⌀ x 2.1m Rebar (1.4m x 1.6m)
	Q (1 - 4)	Wall	1.8m x SS-33 Split Set (1.4m x 1.6m) Start 1.8m from sill
		Surface	6ga x 4in sq. welded wire mesh 5cm Plain Shotcrete floor to floor (Optional)
GSS-P-IV	Very Poor	Back	22mm⌀ x 2.1m Rebar (1.1m x 1.1m) Dice-5
	Q (0.1 - 1)	Wall	1.8m x SS-33 Split Set (1.1m x 1.1m) - Dice-5 Start 1.1m from Sill
		Surface	6ga x 4in sq. welded wire mesh 7.5cm Plain Shotcrete floor to floor

Figure 16-10: Ground Support Standard Distribution by Domain

Source: Mining Plus, 2025.

Panuco Project	Page 272
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-26: Development Cable Bolt Application by Intersection

Profile 1 (m x m)	5.5 x 5.5	5.5 x 5.5	5.5 x 5.5	5.5 x 5.5	4.0 x 4.0	4.0 x 4.0	5.0 x 5.0	5.0 x 5.0
Profile 2 (m x m)	5.5 x 5.5	5.5 x 5.5	4.0 x 4.0	4.0 x 4.0	4.0 x 4.0	4.0 x 4.0	5.0 x 5.0	5.0 x 5.0
Type	4-way	3-Way	4-Way	3-Way	4-Way	3-Way	4-Way	3-Way
Cable bolt Length (m)	6.5	5.5	6.5	5.5	5.5	5.5	6.5	5.5
Pattern (m x m)	2.3	2.9	2.6	3.3	2.6	2.9	2.4	2.7
Total # of Cable bolts	14	8	12	5	9	5	14	8
Application Factor	12.6%	9.4%	20.0%	11.8%	39.2%	24%	39.8%	33.6%

Production Cable bolt requirements were assessed using the empirical graphs developed by Potvin (1988) and Nickson (1992). It is assumed that 100% of all stopes intersected by faults will require HW cable bolts. A nominal pattern of 6.5 m single 0.6" bulge-strand cable bolts on a 2.0 m x 2.0 m pattern is assumed for HW cables. For back cable bolts, a 2.0 m x 2.0 m pattern was assumed with the cable bolt length set to be half the stope span + 2.5 m. A cut-off hydraulic radius of 4.0 was applied to all stopes for cable bolting consideration. A general 3% application factor was applied to all HW and back stopes not intersected by faults with exception of specific domains with an elevated risk.

16.2.8.1 Ground Support - Copala North

Copala North is planned to be mined using cut-and-fill (CAF) and drift-and-fill (DAF) extraction. Ground support standards have been developed based on statistics calculated using the 2023 and 2025 geotechnical data, assuming dry ground with minor inflow. A kinematic wedge analysis has also been completed using the primary structural families evaluated from oriented structural data. Figure 16-9 summarises NGI-Q and RMR76 values by domain which forms the basis of estimating the distribution of ground support standards to development.

CAF development is defined by a bottom-up sequence with only a single development heading per ore vein. Completed drifts and backfilled prior to developing the overcut drift. Four CAF development types have been defined:

1. Type I: Overcut development drift with less than 1.5 meters of overlap between back of active development and floor or projected development.

2. Type II: Overcut development drift with more than 1.5 meters of overlap between back of active development and floor or projected development.

3. Type III: Development intersected by or within 5 meters of a projected fault.

4. Type IV: Undercut sill development where active development is overlain by a cemented sill drift.

DAF development is defined by a bottom-up sequence with panels being developed, backfilled and developed adjacent to backfilled panel in most instances. The categories defined above for CAF developed also apply to DAF development.

For CAF development, ground support typically consists of 2.4 m No.7 resin-grouted rebar bolts with mesh to mid-drift on a nominal 1.2 m x 1.1 m pattern. Shotcrete is applied across the back for Type II and from 2.0 m from the sill for Type III and IV. All 3-way, 4-way and secondary cut intersections are to be supported with 7.5 m long 0.6" double bulge-strand cable bolts on a 2.3 m x 2.3 m pattern. The resin rebar length is to be extended to 3.0 m in the access drive adjacent to all CAF ore drives. Omega-bolts (swellex) with a minimum yield strength of 12-tonnes can be substituted for resin rebar in the CAF and DAF standards.

Panuco Project	Page 273
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

For DAF development, ground support prescriptions are differentiated by the requirement for installation of 2.4 m SS33 Split Set bolts on a 1.2 m x 1.1 m nominal pattern through fill wall exposures. Table 16-27 summarises the Copala North CAF and DAF ground support requirements.

Table 16-27: Ground Support Standard - Copala North

Type	Ground Condition	Ground Support Standards
Cut & Fill (Non-Capital) Development - Copala North 5.0 m x 5.0 m (semi-permanent openings)
GSS-CF-I	Overcut drift does not exceed 1.5m overlap	Back	22mm⌀ x 2.4m Rebar (1.2m x 1.1m)
		Wall	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) - Start 2.0m from sill
		Surface	6ga x 4in sq. welded wire mesh
GSS-CF-II	Overcut drift exceeds 1.5m overlap in back	Back	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) 2.4m SS33 Split Set (1.2m x 1.1m) in overcut area
		Wall	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) - Start 2.0m from sill
		Surface	6ga x 4in sq. welded wire mesh 5 cm (2") Plain Shotcrete in back and shoulders
GSS-CF-III	Fault Intersection (5 meters either side of fault)	Back	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) 2.4m SS33 Split Set (1.2m x 1.1m) in overcut area
		Wall	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) - Start 2.0m from sill
		Surface	6ga x 4in sq. welded wire mesh 5.0 cm (2") Plain Shotcrete starting 2.0m from sill and across the back
GSS-CF-IV	Undercut Sill	Back	22mm⌀ x 2.4m Rebar (1.2m x 1.1m)
		Wall	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) Start 2.0m from sill
		Surface	6ga x 4in sq. welded wire mesh 7.5 cm (3") Plain Shotcrete starting 2.0m from sill and across the back
Drift & Fill (Non-Capital) Development - Copala North 5.0 m x 5.0 m (semi-permanent openings)
GSS-DF-I	Overcut drift does not exceed 1.5m overlap	Back	22mm⌀ x 2.4m Rebar (1.2m x 1.1m)
		Wall	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) - Start 2.0m from sill 2.4m SS33 Split Set (1.2m x 1.1m) in fill wall exposure through shotcrete to within 0.9m of sill.
		Surface	6ga x 4in sq. welded wire mesh 5cm Plain Shotcrete from 2.0m from sill to shoulder over fill wall exposure

Panuco Project	Page 274
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Type	Ground Condition	Ground Support Standards
GSS-DF-II	Overcut drift exceeds 1.5m overlap in back	Back	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) 2.4m SS33 Split Set (1.2m x 1.1m) in overcut area
		Wall	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) - Start 2.0m from sill 2.4m SS33 Split Set (1.2m x 1.1m) in fill wall exposure through shotcrete to within 0.9m of sill
		Surface	6ga x 4in sq. welded wire mesh 5cm Plain Shotcrete from 2.0m from sill to shoulder over fill wall exposure and back
GSS-DF-III	Fault Intersection (5 meters either side of fault)	Back	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) 2.4m SS33 Split Set (1.2m x 1.1m) in overcut area
		Wall	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) - Start 2.0m from sill 2.4m SS33 Split Set (1.2m x 1.1m) in fill wall exposure through shotcrete to within 0.9m of sill
		Surface	6ga x 4in sq. welded wire mesh 5.0cm Plain Shotcrete starting 0.9m from sill and across back
GSS-DF-IV	Undercut Sill	Back	22mm⌀ x 2.4m Rebar (1.2m x 1.1m)
		Wall	22mm⌀ x 2.4m Rebar (1.2m x 1.1m) - Start 2.0m from sill 2.4m SS33 Split Set (1.2m x 1.1m) in fill wall exposure through shotcrete to within 0.9m of sill
		Surface	6ga x 4in sq. welded wire mesh 7.5 cm (3") Plain Shotcrete floor to floor

16.2.9 Geotechnical - Backfill

The mining methods considered for the Panuco Project are proposed to use a combination of cemented and uncemented rock backfill, as well as paste backfill for stope support. Paste backfill UCS testing was completed by Responsible Mining Solutions (RMS) in June 2025 which indicated a material strength-additive effect with the addition of blast furnace slag (BFS). The results of this test work are summarised in Figure 16-11. The following paste backfill strength targets were established for vertical and undercut exposures:

Paste backfill:

  Vertical Exposure - 400 kPa at 14 days

  Undercut Exposure - 1 MPa at 28 days

This paste backfill strength is expected to be achieved with a 3% binder at 14 days for a vertical exposure and an 8% binder at 28 days for an undercut exposure. More test work has been recommended to further define the strength and performance of the paste backfill as part of the next stage of the project.

For Cemented rockfill (CRF), the Li and Aubertin (2014) analytical model was employed to estimate the requires UCS for vertical fill exposures. A target backfill strength of 250 kPa at 14 days was established which is expected to be achieved with a 3% binder content. For undercut fill exposures with no man-entry requirement, a target CRF backfill strength of 1.7 MPa is recommended. For man-entry exposures, the guideline is 5.0 MPa. A 10% binder is expected to be sufficient for both scenarios based on the set time of the CRF backfill in the mine plan.

Panuco Project	Page 275
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-11: Paste Backfill Sample Strength by Mix Design - Panuco

Source: Mining Plus, 2025. After responsible Mining Solutions Report MRS-24-024-TWR-01

16.2.10 Capital Stand-off Distance

Geotechnical stand-off distances for Capital development were established based on a target of three times average stope width stand-off. Fault proximity to main ramps also considered with minimum of 10-meter offset from faults. Table 16-28 summarises the capital development stand-off distance guidelines by domain.

Table 16-28: Capital Development Stand-off Distances by Domain

Domain	Recommended Stand-off Distance (m)
Napoleon South	40
Napoleon Main	25
Copala South	30
Copala Main	35
Copala North	30
Tajitos	25

Panuco Project	Page 276
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.2.11 Crown Pillar Design

Crown Pillar design for the Panuco FS study was completed using the Scaled Span Evaluation Method (Carter, 2014). The scaled crown pillar span Cs is defined as:

Where:

𝑆 = crown pillar span (m);

𝛾𝑒𝑞 = specific gravity (t/m3) - considering the weight of overburden and water body;

𝑇 = crown pillar thickness (m) (bedrock thickness only);

𝜃 = orebody/foliation dip, and;

𝑆𝑅 = span ratio = S/L (crown pillar span/crown pillar strike length)

The critical span Sc can be calculated as:

𝑆𝑐 = 3.3 𝑄0.43 × sinh (𝑄)0.0016

Q is the rock mass classification (NGI, 2022). Values of Q were evaluated from the first 60 meters of geotechnically logged holes in the vicinity of a crown pillar. The stress reduction factor (SRF) value was set to 1 and the Jw factor to 1 (dry conditions assumed). Figure 16-12 illustrates the primary crown pillar areas in the Panuco FS mine plan by mine area. Input and Output parameters for all the crown pillar evaluations are summarised in Table 16-29 and Table 16-30. A general dilution factor of 0.65 m was applied to all crown pillar stopes. A target factor of safety of two has been applied to the Panuco FS crown pillars (Class F) which allows for public access incidental superficial monitoring requirements.

The crown pillars for Napoleon North (Nap 8 and 9) area expected to be located in poor ground conditions. Consequently, the width of the crown pillar stopes is constrained to 3m overall width and a 20 m strike length. Stopes should also be backfilled as soon as possible after mining to minimize the risk of subsidence expressions on surface.

The Copala 2 and 3 crown pillars (COP 2 and COP 3) are also expected to be located in poor ground conditions and require a constraint on the width of crown pillar stopes to 6.0 m and 6.7 m respectively. The Copala North crown pillar guidance is based on CAF and DAF development widths of 5 m with an additional 10% overbreak assumed.

Panuco Project	Page 277
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-12: Crown Pillar Thickness Guidance by Mining Area - Panuco FS Plan View

Source: Mining Plus, 2025.

Table 16-29: Scaled Span Crown Pillar Analysis Input and Output Parameters - Napoleon

Parameters	Units	Crown Pillar ID
		Nap 2	Nap 5	Nap 6A	Nap 6B	Nap 7	Nap 8	Nap 9
Input Parameters
Pillar Span (S)	m	4.05	3.45	3.35	3.15	3.26	3.05	3.05
Pillar Thickness (T)	m	9.75	7.31	5.49	5.49	5.49	14.02	14.02
Pillar Strike Length (L)	m	74.0	92.0	175.0	50.0	96.0	20.0	20.0
Unit Weight (g)	t/m3	3.63	4.39	4.22	4.22	4.15	4.53	4.53
Orebody Dip	°	78.2	82.0	84.6	61.2	88.0	86.0	85.3
Thickness Ratio: S/L		0.42	0.47	0.61	0.57	0.59	0.22	0.22
Q		2.77	3.28	4.20	4.20	4.40	0.98	0.98
Output Parameters
Scaled Span (Cs)	m	2.51	2.70	2.97	2.98	2.81	1.64	1.64
Critical Span (Sc)	m	5.13	5.52	6.15	6.15	6.28	3.27	3.27
Factor of Safety (FoS)		2.0	2.0	2.1	2.1	2.2	2.0	2.0
Probability of Failure (Pof)%		4.1	4.1	3.9	4.0	3.2	4.4	4.4
Design Crown Thickness	m	15	15	15	15	20	28	28

Panuco Project	Page 278
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-30: Scaled Span Crown Pillar Analysis Input and Output Parameters - Copala/Tajitos

Input Parameters	Units	Crown Pillar ID
		Taj 1	Taj 2	Taj 3	Cop 1	Cop 2	Cop 3	Cop N
Input Parameters
Pillar Span (S)	m	4.55	4.65	4.55	6.05	6.10	6.71	5.50
Pillar Thickness (T)	m	20.73	21.33	17.07	28.95	27.74	39.62	28.95
Pillar Strike Length (L)	m	76.0	190.0	106.0	58.0	39.7	173.0	65.0
Unit Weight (g)	t/m3	3.10	3.09	3.01	3.28	3.31	3.12	3.27
Orebody Dip	°	51.0	63.4	74.0	63.5	61.5	45.3	90.0
Thickness Ratio: S/L		0.22	0.22	0.27	0.21	0.22	0.17	0.19
Q		1.51	1.51	1.54	1.90	1.90	1.90	1.21
Output Parameters
Scaled Span (Cs)	m	1.98	1.93	1.98	2.14	2.18	2.18	1.77
Critical Span (Sc)	m	3.94	3.94	3.98	4.36	4.36	4.36	3.58
Factor of Safety (FoS)		2.0	2.0	2.0	2.0	2.0	2.0	2.0
Probability of Failure (Pof)%		4.4	4.1	4.3	4.1	4.4	4.4	4.2
Design Crown Thickness	m	25	25	25	40	70	65	38

16.2.12.1 Blast Vibration Monitoring Criterion for Copala North Crown Pillar

A simplistic ground vibration model was applied to evaluate the minimum offset distance of a development and stope blast from the Copala town above Copala North. The maximum particle vibration (PPV) can be estimated using the following formula:

Where:

PPV = Peak particle velocity (mm/s)

K = Site and rock factor constant

Q = Maximum instantaneous charge (kg)

B = Constant related to the rock mass and site (-n in Orica study)

R = Distance from charge (m)

SD = scaled distance (m/kg)

Orica completed a seismic test work program on June 28th, August 6th and August 7th, 2025, to monitor underground blast vibration PPVs versus charge weight scaled distances for three scenarios: vibrations generated by one charge, two or three charges, and more than four charges per delay. This approach allowed regression formulas to be developed. A target PPV of 25 mm/s was assumed for the analysis.

Panuco Project	Page 279
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Site-specific vibration model coefficients have been presented for Median, and 97.5% threshold models as summarised in Table 16-31.

Table 16-31: Orica Vibration Model Site Coefficients by Threshold Limit (Orica, 2025)

Model ID	Model Description	Median Threshold		85% Threshold		97.5% Threshold
		K	b	K	b	K	b
UG Dev 01a	one charge per delay from rounds	7130.39	-2.11	15371.30	-2.15	31625.20	-2.19
UG Dev 01b	2-3 charges per delay	1225.81	-1.91	3481.59	-1.97	9183.58	-2.03
UG Dev 01c	more than 4 charges per delay	389.02	-1.81	908.07	-1.64	1976.07	-1.67
Surface Dev 02a	one charge per delay from rounds	8488.60	-2.05	13055.5	-2.07	19524.80	-2.09
Surface Dev 02b	2-3 charges fired per delay	7780.00	-2.25	17920.70	-2.29	38852.50	-2.32
Surface Dev 02c	more than 4 charges per delay	4272.20	-2.38	38277.60	-2.55	291357.00	-2.71
Surface Longhole 03	1 charge per delay	8488.60	-2.05	13055.50	-2.07	19524.80	-2.09
UG Longhole 04	1 charge per delay	7130.39	-2.11	15371.30	-2.15	3970.15	-2.09

Assumptions of the Production Stoping PPV model are as follows:

  Hole Size (Diameter): 76 mm, 89 mm

  Explosive Density (g/cm3): 1.2 (Emulsion)

  Simultaneous charges: 1 (electronic) and 3 (assume non-electronic with limited electronic detonation application)

  Charge Length: 23 m for 20 m sublevel height

Assumptions of the Development Blasting (DAF) PPV model are as follows:

  Hole Size (Diameter): 48 mm

  Explosive Density (g/cm3): 0.65 and 1.0 for ANFO and 1.15 for Stick powder

  Simultaneous charges: 1 (electronic detonator), 3 and 5

  Charge Length: 2.95 m for 3.5 m round with 0.55 m stemming

The Current blast vibration guidelines are based on a Median Protection Threshold. For electronic detonation (max 1 simultaneous blasthole per blast fired), a minimum separation distance of 42 m was established. For non-electronic detonated blasted with emulsion and a maximum of three simultaneous blastholes per blast, a minimum separation distance of 65 m was established. For non-electronic detonated blasted with emulsion and a maximum of five simultaneous blastholes per blast, a minimum separation distance of 85 m was established.

Panuco Project	Page 280
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

For production blasts using electronic detonators, a minimum separation distance of 250 m was established. For non-electronic blasting, a minimum separation distance of 430 m was established.

16.2.12 Napoleon Portal Design

The proposed location for the Napoleon portal requires a box cut excavation to be made into the hillside. The box cut excavation intends to remove the poorer quality materials above the portal so that the portal can be collared in competent ground with a sufficient hard rock pillar in the back. Figure 16-13 illustrates the surface layout of the planned Napoleon box cut.

Figure 16-13: Napoleon Box Cut Layout - Plan View

Source: Mining Plus, 2025

Geotechnical data (RQD, alteration, structure, lithology) was collected from core photos of five (5) exploration holes: NP-21-187, NP-21-191, NP-21-213, NP-21-220 and NP-21-229. Three of the exploration holes intersect the planned box cut in the western slope.

Panuco Project	Page 281
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

A three-tiered material model was established for the box cut as illustrated in Figure 16-14 below:

1. Material A: These are relatively easy to excavate materials, such as sand, silt, soft clay, and agricultural soils. Excavation can be done with light machinery.

2. Material B: This type includes compacted clays, cemented gravel, weathered rocks, and other materials of intermediate hardness. Excavation may require heavier machinery.

3. Material C: These are hard rocks that require specialized methods for extraction, such as excavators with hydraulic hammers or explosives.

The box cut excavation is bound to the northeast by the Mid_Nap_Jog2 and intersected in the southern extent of the box cut by the Mid_Nap_Jog1 fault. There is minimal hydrogeologic information to review for the Napoleon box cut. Hydraulic conductivity is estimated to be 2.2x10-9 m/s. Three (3) prominent drainage pathways were identified from the local topography. There is no current estimate of flow rates within these pathways or the degree of hydraulic conductivity with the box cut excavation.

Geotechnically, it is expected that Material Type A (overburden) will be dominant in these ravines. Test pits have been proposed of maximum 3 m depth to characterize the overburden materials.

Figure 16-14: Napoleon Box cut Centerline Section - View East showing Material Model (after Salazar, April 2025)

Source: Mining Plus, 2025.

Panuco Project	Page 282
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.2.12.1 Material Classification

The only laboratory or material testing that has been completed for the Napoleon box cut is an Atterberg Limits test on one overburden sample. An estimate of Mohr-Coulomb and UCS properties of the primary rock units is shown in Table 16-32. The overburden is classification as a low plasticity clay with a Plasticity Index of 9.76 and a Liquid Limit of 30.15.

Table 16-32: Estimate of Strength and Material Properties for Key Material Units - Napoleon Box Cut

Rock Mass And Structure Units	Unit Weight	Mohr-Coulomb Friction Angle F	Cohesion	UCS	Youngs' Modulus, E	Poissons' Ratio	Tensile Strength
	(kN/m3)	(°)	(kPa)	(MPa)	(GPa)		(MPa)
Overburden and Soils	21	30-35	0-20	-	-	-
Andesite	26.2	49	1100	43	23	0.31	8.3
Diorite	27.2	69	500	56	39	0.19	6.5

It is estimated that the RMR76 for Material A, B and C is 20-30%, 30-50% and 50-80% respectively. The core photos reviewed indicate the degree of rock alteration and weathering and rock fracturing decreasing with depth in the box cut area.

16.2.12.2 Box cut Design

The Napoleon box cut design is facilitated by the domain shapes illustrated in Figure 16-15. Table 16-33 provides a summary of the box cut design parameters by domain. Figure 16-16 shows a centreline section through the box cut illustrating the geometry of the floor and North slope. A rock pillar of approximately 9.5 m is designed for which daylights in the Material 'A' (overburden). The outcrop of the box cut shell is currently constrained to be located within the active environmental permit limits. Consideration to move the box cut location will likely require amendment of the environmental permit boundary to accommodate the projection of safe slopes to surface.

Panuco Project	Page 283
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-15: Napoleon Box Cut Domains - Isometric View North

Source: Mining Plus, 2025.

Figure 16-16: Centerline Section - View North - Napoleon Box Cut

Source: Mining Plus, 2025.

Panuco Project	Page 284
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-33: Napoleon Box Cut Design Parameters by Domain

Domain	Bench Width	Bench Height	Bench Angle (from horizontal)	Material Classification	Lithology
	(m)	(m)	(°)
1A/1B	4	15	50	B/C	A: Diorite/Andesite B: Overburden
1C	-	5	50	B/C	Fault
2A/2B	-	15	70	B/C	A: Diorite/Andesite B: Overburden
2D	4	7.5	60	A	Overburden
3A/3B	-	15	50	A/B	A: Diorite/Andesite B: Overburden

The Napoleon box cut design has not been vetted for kinematic failure modes due to a lack of structural data. Additionally, limit equilibrium modelling has been postponed until further geotechnical characterization has been completed. The steep overburden slopes in domains 1B and 3B are expected to require shoring and shotcrete measure including drain holes to preserve safe slope conditions. The Upper overburden face (2D) is the highest risk slope in the design and is expected to require soil nailing in combination with shoring and shotcrete to maintain safe slope conditions. Table 16-34 summarises the preliminary ground support guidelines for the Napoleon box cut.

Table 16-34: Preliminary Ground Support Guidelines - Napoleon Box Cut

Domain	Primary Support	Surface Support	Auxiliary Support
1A,3A	3.0 x #7 Dywidag on a 2.0m x 2.5m pattern	2.5mW x 500 MPa chainlink Minimum 7.5cm (3") of plain shotcrete	1.8m x SS-39 Split Sets to pin screen to wall
1B/C, 3B, 2B	2.4m SS-39 Split Sets on a 2.0m x 2.0m pattern	2.5mW x 500 MPa chainlink Minimum 10cm (4") of plain shotcrete Install drainpipe through shotcrete wall as required to manage water seepage	-
2A	3.0 x #7 Dywidag on a 2.0m x 2.5m pattern	2.5mW x 500 MPa chainlink Minimum 7.5cm (3") of plain shotcrete	1.8m x SS-39 Split Sets to pin screen to wall 0.6" x 9mL double bulge strand cables on a 3m x 3m pattern, plated and tensioned
2D	6.5mL SN45P-25 GFRP Soil Nails on a 2.0m x 2.5m pattern	2.5mW x 500 MPa chainlink Minimum 10cm (4") of plain shotcrete Install drainpipe through shotcrete wall as required to manage water seepage	-

Panuco Project	Page 285
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.2.13 Conclusions and Recommendations

The following recommendations are commensurate with a feasibility-level study and are intended to cover gaps in the overall geotechnical program:

  The quality control program focussed on addressing the most common inconsistencies during the review of the geotechnical logging data and was hindered by the timeline of the geotechnical drilling program. It is recommended that further re-logging of the 2023 and 2025 geotechnical core is performed to verify the accuracy of the adjustment factors that have been applied for this study.

  The key components that were adjusted for the combined database are:

  Fracture frequency per meter

  Joint alteration

  Intact rock strength estimates

  Weathering estimates.

  Additional Geotechnical Investigations

The primary underground domains of the Luisa, Napoleon, Tajitos and Copala deposits have been characterised based on a total of 14,840 meters of geotechnical logging data. Mining Plus considers that the level of information is adequate for the present study; however, select domains would benefit from additional geotechnical characterisation.

Based on the geotechnical data room currently, the following recommendations are suggested for future data collection to improve mine planning outcomes:

  Napoleon North: Limited geotechnical logging has been completed for Napoleon North. There is one hole (DDH-NAP-013A) amounting to 225 meters of geotechnically logged data currently covering this domain. The Josephine vein has not been intersected. The poor ground conditions indicated for this area, including those which currently constrain the crown pillar thickness for Napoleon North, could be validated with an additional geotechnical hole to characterize the rock mass quality, sample for intact rock strength and elastic properties and improve the structural database. An acoustic televiewer (ATV)/optical televiewer (OTV) survey is recommended to maximize the extraction of geotechnical data.

  Tajitos: There is currently 449 meters of geotechnical core covering the Tajitos mining area based on two geotechnical holes (DDH-TAJ-001A and DDH-TAJ-001B). DDH-TAJ-001B was terminated early during drilling due to breakthrough into an unknown excavation in the vicinity of the ore body. It is strongly believed that this is an indication of unmapped artisanal mine workings in this area that, depending on the extents of mining conducted, may complicate extraction plans for the Tajitos ore body. It is recommended that an additional geotechnical hole be drilled to provide additional characterization of the ore and FW domains of Tajitos as well as test for additional artisanal workings in the underground. A C-ALS survey probe is recommended for consideration to be deployed down DDH-TAJ-001B to provide a CMS survey of the breakthrough location. An ATV/OTV survey is recommended to maximize the extraction of geotechnical data.

Panuco Project	Page 286
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

To improve future geotechnical data collection campaigns, it is also suggested to:

  Maintain the same borehole size during drilling to improve data compilation and review results.

  Ensure that all lithology logs are completed prior to geotechnical logging and audited for accuracy to improve data collection consistency.

  Consider employing a Kenometer or core orientation frame to improve efficiency of oriented core measurements in the field.

  Complete both diametral and axial point-load tests to evaluate anisotropic behaviour in primary lithologies.

  Complete additional triaxial tests on diorite and andesite rock units to characterize the Mohr-Coulomb (MC) and Hoek-Brown (HB) failure criterion parameters (cohesion, friction angle, tensile strength mi, mb, s and a) more accurately to improve inputs for numerical modelling.

16.2.13.1 Structural Model

The current structural model is current to 2023 and would benefit from an update with the newly drilled and analysed geotechnical logging data:

  Revise the three-dimensional structural model of the main faults and incorporate new fault and major shear structure interpretations.

16.2.13.2 In-situ Stress Tensor

It is recommended that an in-situ stress measurement campaign be undertaken to improve in-situ stress tensor estimates. Digital Hollow inclusion Cell (HID) stress measurements are recommended to determine the orientation and magnitude of in-situ stresses by the method of overcoring.

16.2.13.3 Numerical Stress Modelling

One of the primary opportunities to improve the geotechnical guidance for stope sizing , scheduling, sequencing and development planning centres around the development and application of a three-dimensional stress analysis model. A 3D elasto-plastic boundary element (BEM) program like Map3D is recommended. Specifically, aspects of the Panuco FS mine plan that could benefit from numerical modelling outputs are:

1. Crown pillar stability analysis, particularly for Copala North. Application of a more advanced numerical modelling code like FLAC3D should be considered to allow for consideration of blast vibration forces.

2. Production stoping sequencing: Napoleon South and Copala where subparallel lenses and stopes could benefit from evaluating stope sequencing options to promote stability, particularly for wide stopes.

3. DAF / CAF cemented rockfill sill mat stability.

4. Napoleon Box cut implement pseudo-static limit equilibrium modelling utilizing a suitable software package like Rocscience Slide2 to verify the stability of the slopes as designed.

Panuco Project	Page 287
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.2.13.4 Backfill Study for Cemented Rock Fill

The use of cemented rock fill (CRF) for the Vizsla Panuco project and opportunities for further application of CRF to improve mine extraction outcomes would benefit from laboratory testing of large diameter samples. The minimum sample size for laboratory testing is approximately 6 in. x 12 in. based on a minimum specimen diameter to maximum particle size ratio of 3:1. Coordination with an educational institution is recommended to source a lab with a high-capacity test machine capable of applying a force ranging between 500 and 6,250 kN.

Testing should use local water and mine aggregate and should include 7- and 56-day tests for all candidates mix designs with a few longer tests (112 day) to assess degradation due to sulphide minerals.

16.2.13.5 Instrumentation and Monitoring

A basic assessment of instrumentation requirements is presented which intends to optimize the application of ground support in the mine. Specifically, the following geotechnical instruments and applications are recommended for the Panuco project:

1. SMART cables - instrumented cable bolts to evaluate strain with depth into the rockmass to assess the effectiveness of cable bolts for managing dilution in stopes.

2. Multi-point Borehole Extensometers (MPBXs) - similar in function to smart cables which can be installed in intersections in Copala North to accurately evaluate the location of movement in the back. This information can be used to validate the requirement for cable bolts in Copala North which is currently very high on a per-meter of development basis.

3. Slope inclinometers - Slope inclinometers are used to monitor the stability of natural and mined slopes and constructed embankments. It is recommended that slope inclinometers be installed in the overburden slopes of the Napoleon box cut to monitor deformation and shear movement.

16.2.13.6 Napoleon Box cut

Additional geotechnical characterization is required to finalize the current design. Specifically, the following is recommended:

  Conduct oriented geotechnical drilling in this area to define structural families, rock mass quality, joint properties, qualitative hydrogeologic information, and where practicable, additional information on the rock /overburden boundary.

  Complete kinematic wedge assessments for planar, wedge, and toppling failure modes based on the structural information gathered from the geotechnical characterization works.

  Complete pseudo static limit equilibrium modelling on the slope faces with a reasonably accurate ground water model to define the phreatic surface.

  Dig ~ 3m deep test pits in the surrounding ravines to characterize the material.

Panuco Project	Page 288
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Engage Civil/Geotechnical Engineering company with soil stabilization experience to evaluate the ground support and excavation plan for the overburden faces. This is expected to be the highest risk surface and additional support, and excavation sequencing measures may be required to stabilize these faces.

16.3 Mining Method Selection

Mining methods were selected based on orebody geometry, ground conditions, and environmental constraints. The approach combines Longhole Stoping (LHS), Drift-and-Fill (DAF), and Cut-and-Fill (CAF) to optimize ore recovery, improve operational efficiency, and maximize project value.

Longhole Stoping (LHS) is the primary method, applied in moderate to steeply dipping, continuous zones with widths up to 20 m. Sublevel spacing is between 15 m to 20 m and varies by zone based on rock mass conditions and dip of the orebody with 15 m sublevel spacing selected in some zones to improve stope alignment and recovery. Stope extraction strike lengths are predominantly designed at 20 m for all zones with the exception of smaller sub-stopes with 10 m strike where required. Stopes will typically be mined bottom-up, and backfilling operations will initially use Cemented Rock Fill (CRF) prepared at the surface CRF plant. The paste backfill plant will be commissioned approximately 21 months after the processing plant construction activity begins. After this transition, paste backfill will be used where practical, while CRF will continue in Copala North and certain zones as well as the extents of the mining zones in the Napoleon orebody. A primary driver for CRF use will be to operate the waste rock storage facility within the permitted storage limits.

Drift-and-Fill (DAF) is planned for the Copala North zone, where mineralization is flatter and wider. Drifts will be 5 m high, with three lifts per sublevel. A 45 m crown pillar is incorporated to minimize impact of blast vibration to the Copala town. CRF will be used for the first lift and primary drifts to allow for safe undercutting; secondary drifts will be filled with uncemented rockfill where exposure is not planned.

Cut-and-Fill (CAF) will be employed in localized areas of Copala North where ore width is narrower than 7 meters. This method offers improved control over dilution and stability. Mining will proceed in 5 m high cuts, each followed by CRF or uncemented rockfill, depending on location and exposure requirements.

Table 16-35 summarises the typical dimensions and mining direction for each method.

Table 16-35: Stope Dimensions by Mining Method

Method	Mineralization Width	Length	Height	Width	Mining Direction[1]
Longitudinal LHS	≤20 m	10 - 20 m	15 - 20 m	≤21.5m	Bottom-Up (Longitudinal Retreat Mining)
Cut-and-Fill	2 - 6 m	Variable	5 m per lift	5 m	Bottom-Up
Drift-and-fill	2 - 20 m	Variable	5 m per lift	5 m	Bottom-Up

1. Predominant direction indicated. Actual sequencing may vary based on ground conditions, geotechnical and operational constraints.

Panuco Project	Page 289
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.4 Mine Design Criteria

The mine design was developed based on the geometry of the ore zones, selected mining methods, geotechnical considerations, ventilation requirements, and equipment capabilities.

16.4.1 Access Ramps and Declines/Inclines

The primary access to the underground workings is through a box cut portal arrangement via a main decline driven from surface, sized at 5.5 m W × 5.5 m H to accommodate truck haulage, temporary ventilation and services. The decline has a maximum gradient of -15% and is designed to connect key mining levels and access infrastructure such as fuel bays, workshops, electrical substations, and refuge stations.

  Ventilation raises and emergency egress raises are located at regular intervals to comply with regulatory requirements and maintain safety standards.

  Secondary declines and inclines will link production sublevels and stope access drives to the main haulage ramp system.

16.4.2 Development Infrastructure

The mine design includes the following underground infrastructure components:

  Ventilation drifts to provide airflow distribution and secondary access.

  Service bays, such as equipment maintenance bays, fuel and lube stations, electrical substations, and primary dewatering sumps, are planned at strategic locations.

  All permanent infrastructure is designed with ground support (mechanically anchored mesh, shotcrete, and rock bolts) based on geotechnical zone classification.

16.4.3 Vertical Development Infrastructure

The mine design includes the following underground vertical development infrastructure components:

  Ventilation raises and emergency egress raises are located at regular intervals to comply with regulatory requirements and maintain safety standards. A secondary means of egress to surface has been designed from all production level accesses.

  All permanent vertical development infrastructure has been designed to minimize interactions with known geologic structures and faults as well as maintain appropriate stand-offs from other infrastructure.

16.4.4 Level Development

For LHS, levels are spaced vertically at 15 or 20 m intervals, developed directly from the main decline. DAF and CAF zones in Copala North have a 15 m level spacing, with each level accessing three cuts, 5 m high, through attack ramps.

Panuco Project	Page 290
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Level designs were optimized to balance development costs with production flexibility, including the provision of production stockpiles, dewatering sumps, ventilation, egress, backfill access for paste or CRF on each level.

A typical level layout is shown on Figure 16-24.

16.4.4.1 Opening Sizes

Development dimensions were chosen to ensure safe equipment operation, regulate ventilation and air velocities, and provide sufficient space for service installations.

To support the Panuco project production profile, the mine will utilize an equipment fleet that will require minimum operating dimensions of 4.0 m width and 4.0 m height. The fleet selection, which is discussed in detail in Section 16.9 necessitates the development of appropriately sized openings to accommodate equipment maneuverability and efficient material handling.

The development dimensions used in this study are listed in Table 16-36.

Table 16-36: Development Dimensions

Description	Typical Section	Shape
Capital Development
Ramp	5.5WX5.5H	Arch
Level Access	5.5WX5.0H	Arch
Electrical Substation	5.0WX5.0H	Arch
Escapeway Access	4.0WX5.0H	Arch
Ventilation Access	5.5WX5.0H	Arch
Paste fill Access	5.0WX5.0H	Arch
Refuge Station	N/A	Repurposed Stockpile
Safety Bay	2.0WX2.0H	Rectangle
Sump	4.0WX4.0H	Arch
Stockpile - Ramp	5.5WX5.0H	Arch
Stockpile - Level	5.5WX7.0H	Arch
Explosives Magazines	5.5WX5.0H	Arch
Workshop	6.0WX5.5H	Arch
Operating Development
Drift and Fill - Lift 1	5.0WX5.0H	Rectangle
Attack Ramp	5.0WX5.0H	Rectangle
Production Access	4.0WX4.0H	Arch
Ore Drive	4.0WX4.0H	Arch
Slot Drive	4.0WX4.0H	Arch
Vertical Development
Escapeway Raise - Raise Bore	1.2 DIA	Round
Ventilation Rise - Long Hole	4.0X4.0	Rectangle
Ventilation Rise - Raise Bore	4.5 DIA	Round

Panuco Project	Page 291
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.4.5 Stope Design, Layout and Sequencing

The stope design, layout and sequencing strategy were developed based on orebody geometry, geotechnical domains, mining method constraints, and production targets.

16.4.5.1 Cut-Off Value

The cut-off value (COV) represents the minimum revenue that material must generate to be mined, processed and sold profitably. It is derived by summing the unit costs associated with mining, processing, and site general & administrative (G&A) expenses, ensuring that only material above this threshold contributes positively to project economics.

In this study, the COV build-up was initially based on preliminary FS costs, with costs further subdivided into the following components:

  Mining - includes production, backfill, operational development, sustaining capital.

  Processing - separated into variable and fixed costs, with additional allocations for sustaining capital and tailings expansion.

  Site G&A - captures site-wide administrative and overhead expenses.

  Sustaining Capital - includes all costs associated with surface and underground infrastructure extensions and upgrades, and tailings expansions to maintain the desired project throughput.

For DAF, a preliminary cut-off value of US$120/t was used and for LHS a preliminary cut-off value of US$100/t was used to generate stopes. The Cut-Off value was based on estimates provided by Ausenco, previous PEA study inputs as well as benchmarks from similar operations and is summarised in Table 16-37. These cut-off values are expected to cover all the operating costs, (mining, processing, G&A) and sustaining capital costs. For low grade mineralised development that is required to access profitable material, the mining cost would be incurred irrespective of whether the material is sent to the mill. Therefore, a marginal cut-off value of US$28/t was initially applied to mineralized development, which excludes all mining costs and only includes processing costs and G&A.

Table 16-37: Preliminary NSR Cut-off Value Summary by Mining Method

Total Cost - Fully Costed NSR COV	Unit	LHS	DAF
Mining	US$/t	61.00	81.00
Production	US$/t	23.00	46.00
Backfill	US$/t	7.00	10.00
Operational Development	US$/t	21.00	15.00
Mining Sustaining	US$/t	10.00	10.00
Processing	US$/t	31.70	31.70
Processing variable	US$/t	17.00	17.00
Processing fixed	US$/t	3.70	3.70
Plant & Infrastructure Sustaining	US$/t	9.50	9.50

Panuco Project	Page 292
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Total Cost - Fully Costed NSR COV	Unit	LHS	DAF
Tailings Expansion (Sustaining)	US$/t	1.50	1.50
Site G&A	US$/t	7.30	7.30
Total NSR Cut-off Value	US$/t	100.00	120.00
Ore Development Marginal NSR Cut-off Value	US$/t	28.00

Once the mine design and schedule were complete and the relevant cost inputs were sourced, a final economic model was developed and the overall operation assessed for economic viability.

Final calculated unit costs by mining method based on the economic model are summarised in Table 16-38.

Table 16-38: Calculated Unit Cost Summary by NSR Cut-off Value Type

Total Unit Cost by Cut-off Value	Unit	LHS	DAF
Mining	US$/t milled	70.44	94.05
Production	US$/t milled	25.34	65.79
Backfill	US$/t milled	6.87	6.87
Operational Development	US$/t milled	17.72	0.88
Mining Sustaining	US$/t milled	20.51	20.51
Processing	US$/t milled	28.32	28.32
Processing	US$/t milled	24.51	24.51
TSF	US$/t milled	0.33	0.33
Plant, TSF & Infrastructure Sustaining	US$/t milled	2.26	2.26
Plant Expansion Sustaining	US$/t milled	1.22	1.22
Site G&A	US$/t milled	6.96	6.96
Total Cost - Fully Costed	US$/t milled	105.72	129.33
Total Cost - Incremental	US$/t milled	81.73	105.34
Total Cost - Marginal	US$/t milled	31.80

The final applied NSR cut-off values applied to the Mineral Reserve Estimate are summarised in Table 16-39. Variance between these final values and the preliminary values used in the mine design and schedule are within the accuracy level required for this study.

Table 16-39: NSR Cut-off Value Applied by Mining Method

Applied NSR Cut-off Value	Unit	LHS	DAF
Fully Costed	US$/t milled	105.72	129.33
Incremental	US$/t milled	87.00	110.00
Marginal	US$/t milled	33.00	33.00

Panuco Project	Page 293
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

There were three COV's used to assess mining at Panuco and the inclusion of Mineral Resource into the Proven and Probable Mineral Reserve: A Fully Costed COV, an Incremental COV and the Marginal COV.

The Fully Costed COV represents the break-even value of Mineral Reserve required to cover all the associated operating and sustaining capital costs of extraction and processing. Following the completion of the financial model the Fully Costed COV was calculated at US$105.72/t for LHS and US$129.33/t for DAF.

The Incremental COV of US$87.00/t for LHS and US$110.00/t for DAF was applied in areas where development had already been completed, and no additional capital was required to access new stoping blocks. The Incremental COV includes the assumption that the material value exceeds the costs of the operational costs which include mining, processing and G&A, and does not include sustaining capital costs. The Incremental COV applied was elevated slightly compared to the calculated costs to reduce the effect of near cut-off stoping material and improve the overall mining sequence. Less than 1% of the AgEq ounces attributed to LH stoping and less than 2% of the AgEq ounces attributed to DAF are between the Incremental COV and the Fully Costed COV.

The Marginal COV of US$33.00/t was applied to development when the operation has committed to the preparation of stoping or DAF blocks, and the material must be mined in order to access a production area. The Marginal COV includes the assumption that the material value exceeds the costs of the incremental processing, and G&A and does not include any operational mining or sustaining capital costs. The Marginal COV applied was elevated slightly when compared to the calculated cost, to remove the risk of overstating marginal tonnes in the Mineral Reserve.

16.4.5.2 Net Smelter Return (NSR)

A Net Smelter Return (NSR) model was used to estimate the revenue for each block. Interim Phase 2 process recoveries, concentrate properties, smelting terms, refining costs, royalties and transportation costs were assumed to determine the value of metal in each block. The value of metal was then divided by the estimated feed grade to arrive at a grade multiplier for each block. These grade multipliers were then applied to the block grades and summed to arrive at the block value. Mining Plus only considered silver and gold revenue in the estimation of NSR to be used in the SO process.

The inputs used to calculate the NSR values for various zones are listed in Table 16-40. These values may differ slightly from the values used in the financial model, due to the timing of the study and adjustments to consensus pricing.

Table 16-40: Parameters Used to Estimate NSR

Metal	Unit	Copala & Tajitos	Napoleon & Luisa (3.5% Royalty)	Napoleon (2% Royalty)
Ag Price	USD/oz	28.5	28.5	28.5
Au Price	USD/oz	2,300	2,300	2,300
Average Ag Process Recovery[1]	%	92.8	94.4	94.4
Average Au Process Recovery[1]	%	93.2	95.3	95.3
Ag Payable	%	99.9	99.9	99.9
Au Payable	%	99.85	99.85	99.85

Panuco Project	Page 294
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Metal	Unit	Copala & Tajitos	Napoleon & Luisa (3.5% Royalty)	Napoleon (2% Royalty)
Product Freight	USD/t	3,000	3,000	3,000
Ag Refining	USD/oz	0.50	0.50	0.50
Au Refining	USD/oz	5.00	5.00	5.00
Royalty[2]	%	3.50%	3.50%	2%

Notes:

1. The block model NSR value was calculated on an individual block basis using interim Phase 2 process recovery formulas for each zone. Copala/Tajitos Ag process recovery = 1.56*LN(Ag g/t) + 83.9)/100 and Copala/Tajitos Au process recovery = 1.96*LN(Ag g/t) + 91.4)/100. Napoleon/Luisa Ag process recovery = 8.8*LN(Ag g/t) + 44)/100 and Napoleon/Luisa Au process recovery = 1.7*LN(Ag g/t) + 93.7)/100.

2. The 2.0% royalty zone applies to a portion of the Napoleon deposit.

Based on the NSR parameters presented in Table 16-40, the average grade multipliers for NSR were estimated by Mining Plus and are summarised below in Table 16-41 which allow for the calculation of Silver Equivalent (AgEq).

Table 16-41: Average Grade Multipliers (USD/unit) for NSR and Silver Equivalent

Metal	Units	Copala & Tajitos[1]	Napoleon & Luisa (3.5% Royalty)[2]	Napoleon & Luisa (2.0% Royalty)[2]
Silver	USD/g	0.8027	0.8162	0.8289
Gold	USD/g	66.2536	67.7202	68.7728
Silver-Equivalent[3]	g Ag/g Au	82.538	82.970	82.969

Notes:

Payable unit revenue per gram based on a process recovery of 93% for Ag and 93% for Au.

Payable unit revenue per gram based on a process recovery of 94% for Ag and 95% for Au.

AgEq (g/t) = (Ag(g/t) + 82.54*Au(g/t)) for Copala & Tajitos and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon & Luisa at 3.5% royalty and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon at 2% royalty

16.4.5.3 Stope Design Parameters

Stopes were generated using the stope optimizer module (SO) in Deswik©. The stope dimensions used to generate stopes are listed in Table 16-42 and are based on the geotechnical assessment described in Section 16.2.7. Following the generation of stope shapes, a preliminary evaluation (orphan analysis) was completed to assess whether the selected shapes would pay for the proposed development. Satellite zones were also assessed for inclusion based on their ability to pay for the proposed development access.

Table 16-42: Final SO Parameters

Parameter	Units	Copala North (DAF)	Copala Main & South	Napoleon Main	Napoleon South	Others
Cut-off	USD/t	120	100	100	100	100
Height	m	5	15	20	15	20
Min Width (Undiluted)	m	5	3.0	2.0	2.0	1.5
Max Width	m	5	15	15	15	15
Length	m	10	10	10	10	10
ELOS* FW	m	0	0.06	0.2	0.1	0.06 - 0.2

Panuco Project	Page 295
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Parameter	Units	Copala North (DAF)	Copala Main & South	Napoleon Main	Napoleon South	Others
ELOS* HW	m	0	0.3	0.6	0.2	0.2 - 0.9
Interlode Pillar	m	0	5	5	5	5
Minimum Dip	degrees	90	45	45	45	45

*ELOS: Equivalent Linear Overbreak & Sloughage after Clark & Pakalnis, 1997.

Figure 16-17 illustrates the final design with stope widths coloured in ranges for the Panuco project. The average stope width (excluding DAF zones) is 3.8 m and Figure 16-18 shows the stope width distribution by zone.

Figure 16-17: Stope Shape Width for the Panuco Project

Source: Mining Plus, 2025.

Panuco Project	Page 296
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-18: Stope Width Distribution by Zone

Source: Mining Plus, 2025.

Panuco Project	Page 297
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.4.5.4 Production Block Definition

The Panuco ore bodies were divided into zones based on ore geometry and grade continuity. Each zone has a dedicated ramp, ventilation and egress system. Figure 16-19 illustrates the zone definitions in Panuco.

The mineralized zones were divided into mining blocks to sequence stope extraction in a bottom-up sequence. Each block typically spans four to six levels vertically. Figure 16-20 illustrates an example of the block definitions in the Copala zone which is typical of the overall extraction approach for other zones.

  Long hole Stoping blocks were defined based on strike continuity and vertical extent, with a typical panel height of 60-90 m (4-6 sublevels).

  Drift-and-Fill blocks were subdivided into primary and secondary drift panels, staggered to maintain structural stability.

  Cut-and-Fill blocks were based on ore thickness and dip, allowing flexibility for highly selective mining, steady extraction rates and localized dilution control.

Figure 16-19: Panuco Zone Names

Source: Mining Plus, 2025.

Panuco Project	Page 298
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-20: Sequencing Blocks in Copala

Source: Mining Plus, 2025.

16.4.5.5 Stope Cycle

The activities in the longhole stope cycle include:

  Drilling - Drilling blastholes and stope cable bolts prior to production

  Charging - Charging blastholes with explosives

  Mucking - Loading and tramming broken ore to the remuck

  Backfilling - Building a fill barricade, and placement of rock or paste backfill

Stope cycle durations vary by stope size. The average longhole stope tonnage in the mine plan is approximately 4,000 t. Typical durations for a 4,000-tonne stope are:

Panuco Project	Page 299
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Drilling: 7 days

  Charging: 2 days

  Mucking: 9 days

  Backfilling: 6 days

The backfill activity includes a lag of one day to account for fill barricade construction, and the drilling activity includes a lag of one day to account for moving the drill into the workplace and preparing the site. A separate task was created for the curing of paste and CRF fill. The curing time for paste is scheduled at 14 days.

The DAF cycle includes the same activities as LHS and is scheduled at a rate of 1.75 m per day per heading. There are up to four active sub-levels in Copala North, and a DAF cut with 100,000 tonnes of ore has about 1,400 m of lateral development and takes approximately one year to complete. This approach ensures that the production rate from Copala North is steady and allows for scheduling flexibility if there are challenging conditions or slower sequences encountered during production.

16.4.5.6 Stope Sequencing

The LHS sequence follows a chevron retreat to the central accesses within each block. Stopes are mined, backfilled, and cured before adjacent stopes are extracted. In some areas, parallel lenses on a level are concurrently active. Figure 16-21 and Figure 16-22 show a long section of a mining block illustrating the extraction sequence of stopes and the mining activities that would be taking place concurrently.

In DAF areas, the extraction follows a primary-secondary sequence. Several primary drifts are mined concurrently within each cut before being backfilled. Once the primaries on either side are backfilled with CRF, the secondary drifts in between are extracted and backfilled with uncemented waste rock or CRF. Sequencing proceeds bottom-up, maintaining a fill lag to minimize exposure of unfilled drifts. A typical DAF extraction sequence is illustrated in Figure 16-23.

CAF stopes are mined progressively outward from the access drift, with CRF placed immediately behind the mining front to maintain local ground support.

Panuco Project	Page 300
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-21: Long Section of a Longitudinal Retreat Sequence

Source: Mining Plus, 2025.

Panuco Project	Page 301
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-22: Longitudinal Stoping Retreat Sequence Long Section in Napoleon Main

Source: Mining Plus, 2025.

Panuco Project	Page 302
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-23: Plan View Showing Drift & Fill Extraction Sequence

Source: Mining Plus, 2025.

16.5 Mine Development

The primary ramps are positioned at least 60 meters from mineralization to prevent damage from stress redistribution during stope extraction, and to provide space for infrastructure such on level accesses such as stockpiles, and sumps.

A typical ramp will be developed with an arched back profile. This profile allows sufficient room to accommodate a larger underground fleet as well as secondary ventilation ducting, service and backfill piping. Other planned development includes the following:

  Access drifts,

  Sills (development on mineralization),

  Operating waste development (sills mining material below cut-off),

  Sumps, escapeways, and accesses to the escapeways,

Panuco Project	Page 303
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Return airways and accesses to the return airways, and

  Stockpiles,

A typical level layout for the mine is provided Figure 16-24.

Figure 16-24: Panuco Project Typical Level Layout

Source: Mining Plus 2025.

16.5.1 Lateral Development

To meet the planned annual development, a maximum of nine jumbos are required for mine for development, shared between the Copala and Napoleon mines.

The annual lateral development schedule is illustrated in Figure 16-25, while the total and initial lateral development schedule is summarised in Table 16-43.

Panuco Project	Page 304
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-25: Annual Lateral Development Schedule

Source: Mining Plus, 2025.

Table 16-43: Annual Lateral Development Schedule

Year	Ramp Capital (m)	Other Capital (m)	Ore Drives (Operating) (m)	Cut & Fill (Operating) (m)	Other Operating (m)	Total Lateral (m)
Y -2	1,979	2,062	2,194	-	178	6,413
Y -1	2,086	2,730	3,659	3,918	739	13,133
Y 1	2,747	1,477	5,356	4,959	1,162	15,701
Y 2	4,269	3,920	6,862	5,778	1,571	22,401
Y 3	2,760	3,138	10,353	5,996	1,111	23,358
Y 4	3,154	2,907	8,648	6,127	1,530	22,366
Y 5	4,468	2,973	6,162	4,575	498	18,676
Y 6	3,718	3,527	10,542	3,663	1,119	22,569
Y 7	2,398	2,557	12,520	4,630	1,101	23,206
Y 8	3,320	3,168	6,987	3,760	853	18,088
Y 9	1,531	1,580	1,945	2,481	337	7,874
Y 10	-	-	-	508	-	508
Total	32,431	30,039	75,228	46,394	10,199	194,291

Panuco Project	Page 305
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.5.2 Vertical Development

Vertical development will be completed by a combination of raise boring and drop raising. Ventilation raises exceeding 20 m in length will be excavated with a 4.5 m diameter raise bore and shorter raises will be drop raised with a 4.0 m x 4.0 m profile. Egress raises will be completed by a 1.2 m diameter raise bore. A development rate of 1.8 m per day was applied to all vertical development.

The annual vertical development schedule is illustrated in Figure 16-26 and the vertical development figures are provided in Table 16-44.

Figure 16-26: Annual Vertical Development Schedule

Source: Mining Plus, 2025.

Panuco Project	Page 306
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-44: Annual Vertical Development Schedule

Year	Ventilation Raises (Raise Bore) (m)	Egress Raises (Raise Bore) (m)	Drop Raises (m)	Total Vertical (m)
Y -2	186	122	-	307
Y -1	196	191	-	388
Y 1	177	88	-	265
Y 2	339	405	43	787
Y 3	410	249	-	659
Y 4	203	211	82	496
Y 5	234	210	40	484
Y 6	310	343	-	653
Y 7	268	257	15	540
Y 8	522	545	15	1,082
Y 9	170	176	15	362
Y 10	0	0	0	0
Total	3,015	2,796	211	6,023

16.6 Mine Operations

Due to the spatial separation between the various mineral deposits, the mine workings for Copala and Tajitos zones are disconnected from those of Napoleon and La Luisa. The Copala Mine and Tajitos Mine portals, access the larger of the two deposits, while the Napoleon Mine portal accesses the Napoleon and La Luisa deposits which are located approximately 1 km to the west of the Copala deposit.

The planned stopes and associated development designs for the various zones are illustrated in Figure 16-27 to Figure 16-31. The ramps and associated infrastructure have been positioned centrally to each zone, to minimize development and allow a central longitudinal retreat.

Panuco Project	Page 307
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-27: Copala Long Section, Copala Mine

Source: Mining Plus 2025.

Panuco Project	Page 308
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-28: Tajitos Long Section, Copala Mine

Source: Mining Plus 2025.

Panuco Project	Page 309
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-29: Napoleon North Long Section, Napoleon Mine

Source: Mining Plus 2025.

Panuco Project	Page 310
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-30: Napoleon South Long Section, Napoleon Mine

Source: Mining Plus 2025.

Panuco Project	Page 311
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-31: La Luisa Long Section, Napoleon Mine

Source: Mining Plus 2025.

16.6.1 Production

Two mining methods will be employed at Panuco:

  Drift-and-fill with CRF and unconsolidated backfill will be employed at Copala North to minimize surface disturbance.

  Longitudinal long hole retreat will be employed in all other zones, with a combination of CRF and paste fill.

Figure 16-32 illustrates the selected mining method that is proposed for both Copala and Napoleon Mines. In addition to the mining methods, Figure 16-33 illustrates the NSR value distribution in the various zones.

Panuco Project	Page 312
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-32: Proposed Mining Method for the Panuco Project

Source: Mining Plus 2025.

Panuco Project	Page 313
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-33: Proposed Stope Shapes by NSR ($US/t) for the Panuco Project

Source: Mining Plus 2025.

16.6.2 Production Rates

The mine plan aims to achieve a steady-state production rate of 3,300 tonnes per day (t/d) during the initial operating years. This will ramp up to a peak rate of 4,000 t/d once the Phase 2 processing plant is commissioned and multiple mining zones are in concurrent production. The production schedule has been developed considering equipment availability, backfill curing times, ventilation capacity, and development advance rates.

The planned average contributions at full production from each mining method are as follows:

  Long hole Stoping: 2,000 t/d

  Drift-and-Fill: 1,200 t/d

  Ore Development: 800 t/d

Panuco Project	Page 314
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.6.3 Longhole Drilling

Drilling productivity is expected to average 200 meters per day per rig, based on operational benchmarking and rock hardness and equipment capability. To support the production schedule, it is estimated that a maximum of six longhole drill rigs will be required throughout the life of mine. This fleet size provides sufficient capacity to carry out production drilling, cable bolt drilling, and service hole drilling, while maintaining schedule flexibility. The annual longhole drilling schedule is illustrated in Figure 16-34, while the total and initial longhole drilling schedule is summarised in Table 16-45.

The breakdown of total drilling requirements is summarised in Table 16-45, for a total of 2,509 km over the life of mine, which includes:

  Production drilling: 2,221 km

  Cable bolting: 64.6 km (Capital + Operating)

  Other drilling (including service holes and): 217 km

The annual LHS drilling schedule is graphically presented in Figure 16-34. There is the ramp-up in the first four years of mine life, and an increased demand from the fifth year onwards, when Napoleon enters peak production.

Figure 16-34: Annual Longhole Drilling Schedule

Source: Mining Plus 2025.

Panuco Project	Page 315
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-45: Annual Production Drilling

	Capital Drilling (m)			Operating Drilling (m)
Year	Infrastructure Raise (m)	Cablebolts (m)	Other (m)	Total Capital (m)	Production (m)	Cablebolts (m)	Other (m)	Total Operating (m)	Total Drilling (m)
Y -2	-	1,536	2,700	4,236	-	191	-	191	4,428
Y -1	-	2,055	7,050	9,105	27,134	1,891	100	29,125	38,230
Y 1	-	1,132	2,100	3,232	103,090	2,741	3,675	109,506	112,738
Y 2	1,167	2,569	9,300	13,036	176,859	5,827	14,062	196,748	209,784
Y 3	-	2,698	8,550	11,248	156,926	6,114	13,849	176,889	188,137
Y 4	2,227	2,568	7,350	12,145	285,106	4,496	20,256	309,857	322,002
Y 5	1,075	3,241	8,329	12,645	310,616	4,503	18,236	333,355	346,000
Y 6	-	3,076	7,510	10,586	307,894	3,542	16,064	327,500	338,086
Y 7	407	2,211	6,224	8,842	254,359	4,223	14,891	273,473	282,315
Y 8	406	2,584	10,487	13,477	277,791	2,959	19,983	300,733	314,209
Y 9	411	1,152	3,900	5,464	293,024	3,148	20,079	316,251	321,715
Y 10	-	-	-	-	28,384	206	2,556	31,145	31,145
Total	5,693	24,823	73,500	104,016	2,221,183	39,840	143,750	2,404,773	2,508,789

16.6.4 Blasting and Explosives

All development and production activities in Panuco will require blasting. Development and CAF will predominantly use ANFO while LHS will use a combination of ANFO and packaged emulsion depending on the nature of holes being charged. Explosives requirements have been forecast on the basis of typical drill patterns and the production schedule, with allowances included for re-blasting and wastage.

16.6.4.1 Development Blasting

Standard drill-and-blast methods will be used for all development headings. ANFO will be the primary explosive in dry conditions, supplemented by packaged emulsion for lifters and areas with wet ground.

Development explosives requirements over the life of mine are estimated as:

  ANFO: 12.07M kg (Powder factor: 1.02 kg/t)

  Cartridges: 2.42M kg (Powder factor: 0.20 kg/t)

  Detonators: 2.11M units

Panuco Project	Page 316
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

A 10% allowance has been included for safety bays, re-blasting, and wastage. Advance rates of approximately 4.0 m per round are expected. Non-electric detonators will be the standard initiation system, with electronic detonators deployed in areas requiring vibration control.

16.6.4.2 Production Blasting

Longhole stopes will be drilled in downhole pattern and blasted in retreat sequence. Packaged emulsion will be the primary explosive, complemented by ANFO where conditions permit. Charge control techniques including decking, stemming, and electronic timing will be applied where required to optimise fragmentation and limit overbreak.

Life-of-mine production explosives requirements are estimated as:

  ANFO Bulk: 3.3M kg (Powder factor: 1.00 kg/t)

  Packaged Emulsion: 4.4M kg (Powder factor: 1.1 kg/t)

  Stopes blasted: 2,300

  Stope Detonators: 190,300 units (50% non-electronic/ 50% electronic)

  Stope Boosters (150 g): 190,300 units

A 10% allowance has been applied for re-blasting and wastage. Estimated powder factor ranges from 0.85 kg/t to 1.27 kg/t.

16.6.4.3 CAF and DAF Blasting

Blasting in CAF and DAF areas will use shorter rounds and tighter burden to control wall damage and dilution. Smooth wall blasting or pre-splitting will be employed in poor ground conditions to reduce overbreak. Electronic detonators or a similar blast hole timing detonation control product will be utilized for vibration control near the crown pillar.

16.6.4.4 Explosives Supply and Storage

An explosives supplier will supply ANFO, packaged emulsion, cartridge explosives, detonators, boosters, and accessories, and will manage all on-site loading operations. Explosives will be stored in surface magazines in accordance with SEDENA (Secretariat of National Defense, Mexico) regulations. Underground storage facilities are planned at Copala and Napoleon to store explosives and detonators, ensuring compliance with safety and regulatory standards.

16.6.5 Run-of-Mine Plan

Mined material from all production areas will be transported by the underground mobile fleet to designated surface locations. Mineralized material will either be hauled directly to the ROM mill stockpiles or low-grade stockpile. Waste material will either be directed to an underground stope backfill location, waste rock surface stockpile or the CRF pad for crushing and CRF preparation.

Panuco Project	Page 317
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The ROM production schedule integrates stope sequencing, equipment productivity, and backfill requirements, ensuring stable feed delivery while accommodating mine development, ventilation, and infrastructure constraints.

Table 16-46 presents the annual ROM tonnage schedule, summarizing total mined material over the life of mine.

Table 16-46: Annualized Mineralized Material ROM

Year	Feed Tonnes (kt)	Ag (g/t)	Au (g/t)	Ag (koz)	Au (koz)
Y -2	74	149	1.5	356	3.6
Y -1	473	347	2.6	5,286	38.8
Y 1	859	392	2.8	10,842	77.3
Y 2	1,226	341	2.2	13,419	88.4
Y 3	1,310	291	2.1	12,246	86.7
Y 4	1,599	267	2.1	13,745	108.2
Y 5	1,535	241	2.2	11,888	107.2
Y 6	1,533	192	2.0	9,484	96.2
Y 7	1,497	204	1.8	9,816	84.9
Y 8	1,382	184	1.5	8,186	67.1
Y 9	1,160	176	1.6	6,564	60.9
Y 10	153	159	1.8	783	8.9
LoM Total	12,802	249	2.0	102,615	828.3

16.6.6 Grade Control and Stockpiling

A comprehensive grade control program will be implemented to define ore boundaries, reduce dilution, and support accurate stope design. Grade control activities will include:

  Underground channel sampling along development headings,

  In-fill diamond drilling ahead of stoping,

  Face mapping and logging to confirm lithological contacts,

  Stope surveys for reconciliation of mined volumes,

  Ore mark-up in active headings to guide excavation.

All grade control activities will follow established QA/QC protocols and will feed into short-term planning and stope updates.

Panuco Project	Page 318
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

To support stockpiling and processing decisions, mined material was classified into three ore types based on NSR value:

  Low grade ore (US$33-200/t): Material produced in excess of the mill feed capacity in a period will be stockpiled and fed when the mill has capacity to process more material.

  Medium grade ore (US$200-400/t): Fed directly to the mill, except in the pre-production period.

  High grade ore (>US$400/t): Fed directly to the mill, except in the pre-production period.

Material below US$33/t was considered waste and not included in the mill feed. These categories align with economic cut-offs and support consistent mill feed blending and optimum project NPV.

16.6.7 Mine Dilution and Mining Recovery

Modifying factors are applied to account for the combined effects of dilution and recovery, both of which influence the quantity and quality of material extracted and processed. Dilution introduces waste into the mineralized stream, leading to two primary negative impacts:

  Increased operational costs, including mining, processing, treatment, and tailings storage; and

  Reduced mineral recovery, as waste negatively affects processing efficiency and overall material recovery.

Dilution is generally categorized as either planned or unplanned:

  Planned dilution refers to waste that is intentionally extracted alongside mineralized material, primarily to accommodate minimum mining widths and ensure safe and effective drilling and blasting operations. While this material lowers the overall grade, it is a controlled and anticipated part of the mining process.

  Unplanned dilution occurs when waste material inadvertently enters the mineral stream. Common sources include:

  over-break during blasting and geotechnical conditions,

  overbreak during blasting or due to weak ground conditions;

  backfill material spilling into active stopes;

  mixing of waste (e.g., road base or backfill) during mucking;

  misrouting or accidental dumping of waste on plant feed stockpiles; and

  mixing of waste in ore stockpiles due to handling errors.

Mining shapes generated by the stope optimizer reflect both the planned and unplanned (ELOS) dilution. Additional allowances for unplanned fill dilution and mining losses were applied in the mine schedule as modifying factors to the stope volumes.

Panuco Project	Page 319
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

In addition to dilution, mining losses also significantly impact project economics by reducing available metal and, in turn, revenue. A mining recovery factor was applied to represent mineral losses that occur during the mining process. This can result from underbreak in blasting, mucking losses, or mixing of ore and waste during material handling.

Estimates were refined during the FS, with mining recovery for longhole stoping expected to average 94%, mining recovery for drift-and-fill and development assumed at 100%. Table 16-47 shows the summary of Dilution and Mining Recovery assumptions. With the exception of ELOS dilution which captures grades in the block model, dilution was assigned a grade of zero.

Table 16-47: Mining Dilution and Recovery

Category		Unit	Value
Dilution
LHS Volumetric Dilution (ELOS)	Copala Main	m	0.36
	Copala South	m	0.26
	Cristiano	m	0.28
	Tajitos	m	0.26
	Napoleon North	m	0.3
	Napoleon Main	m	0.6 - 0.8
	Napoleon South	m	0.3
	La Luisa	m	0.9
DAF Volumetric Dilution (ELOS)		m	0
Unplanned Dilution (%) - LHS and DAF	Floor	m	0.2
	Stope End Wall	m	0.2
	Back (Sill Pillars)	m	0.2
Fill Dilution Grade		g/t	0
Mining Recovery
LHS	LHS Crown Pillar	%	90%
	LHS Sill Pillar	%	92%
	LHS Uppers Height >= 15 m	%	92%
	LHS Dip <= 55 degrees	%	92%
	LHS Width < 3.0 m	%	94%
	LHS Height < 15 m	%	95%
	LHS Width > 3.0 m	%	96%
DAF & CAF	DAF & CAF	%	100%

Panuco Project	Page 320
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.6.8 Backfill

All production voids at the Panuco Project are planned to be filled to maintain ground stability, minimize dilution, and reduce the long-term requirement for surface waste storage. The backfill strategy uses a combination of waste rock fill (WRF), cemented rock fill (CRF), and paste backfill, applied in sequence depending on the mine development stage.

During the pre-production phase (Y-2 & Y-1), stopes will be mined in a bottom-up sequence, with all voids filled using rockfill (both cemented and uncemented). Binder demand in this phase is lower since the backfill is primarily exposed along the stope sidewalls. In Y-1, approximately 9,000 m³ of low and medium cement rockfill and up to 110,000 m³ of high-cement rockfill are scheduled to be placed.

From Y 2 to Y 10, following the commissioning of the paste plant, paste fill becomes a primary fill type, with annual volumes averaging 250,000 m³ during peak production years (Y 2 to Y 9). The paste plant will be constructed adjacent to the mill where tailings slurry will be pumped to a storage tank for use in backfill. A portion of this slurry will be dewatered using a disc filter to achieve the designed solids loading for the paste system. The dewatered tails are combined with the tailings that bypassed the filter and binder that had been sent to the vortex mixer. The vortex mixer discharge and the dewatered tails are combined in the paddle mixer to generate the paste for backfill based on a specific recipe that provides the appropriate backfill strength for the mining requirements. The paste is then pumped to the mine and distributed underground.

The paste pump is a positive displacement piston pump of 100 m3/h peak capacity with a pressure rating of 100 bar. The nominal flow rate for the system is 56 m3/h and 63 m3/h in Phases 1 and 2 of production respectively. A high-pressure pump is also included in the design for pipeline flushing during normal operation or in case of mechanical issues with the paste pump.

Paste will be pumped to the Copala and Napoleon zones through surface piping before transitioning underground through boreholes or pipe installed on the ramp depending on the zone. Diverter gates including dump valves are included in main connection points throughout the system to minimize the amount of manual line transfers between pours and allow for dumping paste to a sump during operations upset.

In this sequence, higher-strength plugs with 8% binder are placed first (~6 m of a 20 m stope), followed by main pours with 3% binder, ensuring structural integrity and effective dilution control. Rockfill continues to play an important supporting role throughout this period, particularly low-cement and no-cement types, which average 150-200k m³ per year. High-cement rockfill is used more selectively in sill and crown pillars, providing localized structural support where required.

CRF will be produced using a dedicated plant on surface near the Copala portal. Aggregate will be produced for the plant using a mobile crusher which will crush mine waste hauled to surface. The CRF will be trucked underground from the plant to the required area and placed in the stope or drift using a scoop.

The annual backfill profile is illustrated in Figure 16-35, while the total and initial annual backfill schedule is summarised in Table 16-48.

Panuco Project	Page 321
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-35: Annual Backfill Schedule for the Panuco Project

Source: Mining Plus, 2025.

Table 16-48: Annual Backfill Schedule

Year	Rockfill ('000 m³)	Rock Fill - No Cement ('000 m³)	Rock Fill - Low Cement ('000 m³)	Rock Fill - High Cement ('000 m³)	Paste Fill ('000 m³)	Paste Fill - Low Cement ('000 m³)	Paste Fill - High Cement ('000 m³)
Y -2	-	-	-	-	-	-	-
Y -1	124	6	9	109	-	-	-
Y 1	244	91	77	75	34	31	3
Y 2	235	124	104	7	211	199	11
Y 3	191	115	76	-	254	247	6
Y 4	333	148	118	67	303	284	20
Y 5	386	153	178	55	241	231	10
Y 6	355	139	174	42	246	245	0
Y 7	316	136	149	30	227	225	2
Y 8	296	127	134	35	244	240	4
Y 9	300	122	150	28	257	256	1
Y 10	42	20	23	-	46	46	-

Panuco Project	Page 322
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Year	Rockfill ('000 m³)	Rock Fill - No Cement ('000 m³)	Rock Fill - Low Cement ('000 m³)	Rock Fill - High Cement ('000 m³)	Paste Fill ('000 m³)	Paste Fill - Low Cement ('000 m³)	Paste Fill - High Cement ('000 m³)
Total	2,823	1,181	1,192	449	2,063	2,005	58

The Panuco project will have a surplus of waste rock produced. This will be placed in waste rock storage facilities on surface. The balance of waste produced, and the waste placed as backfill is shown in Table 16-49. By balancing underground backfilling with mined waste, surface disposal is minimized. At mine closure, 0.63 Mt of waste (317,500 m³) remains on surface, which is within the 1.47 Mt permitted storage capacity.

Table 16-49: Annual Waste Balance Schedule

Year	Waste Balance Stockpile (kt)	Waste Balance Stockpile (000 m³)
Y -2	339.9	170.0
Y -1	537.8	268.9
Y 1	498.4	249.2
Y 2	824.7	412.3
Y 3	1,067.7	533.9
Y 4	1,052.6	526.3
Y 5	938.8	469.4
Y 6	1,005.4	502.7
Y 7	1,007.6	503.8
Y 8	1,038.8	519.4
Y 9	719.9	360.0
Y 10	635.0	317.5

16.6.9 Material Movement

Material movement for the Panuco Project will be carried out using a modern, high-capacity underground load-and-haul fleet. Even though the mine plan considers larger primary haulage equipment (17 t LHD and 51 tonne haul hucks), the expected contractor fleet assumes 14-tonne loaders and 45-tonne haul trucks. This fleet has been reviewed and scaled to match the development profile and production requirements while optimizing cycle times, fuel efficiency, and equipment utilization.

Material will be transported from underground production areas to either ore stockpiles or the processing plant ROM pad using underground haul trucks. The operation is split between two major mining zones: Copala and Napoleon, each with separate access and haulage infrastructure. Trucking requirements are distributed accordingly to balance fleet deployment. Total load and haul fleet requirements are provided in Table 16-50 and the annual trucking requirements (tkms) are shown in Figure 16-36.

Panuco Project	Page 323
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-50: Load and Haul Fleet for the Panuco Project

Equipment Type	Description	Annual Peak Requirements
Development Loaders	14 t	5
Production Loaders	14 t	3
Backfill Loaders	14 t	3
Trucks	45 t	13

Figure 16-36: Annual Underground Trucking tkms

Source: Mining Plus, 2025.

Annual mineralisation movement is illustrated in Figure 16-37 and summarised in Table 16-51. COVs for the High-Grade (HG), Medium-Grade (MG), and Low-Grade (LG) bins are $400/t NSR, $200/t NSR, and $33/t NSR respectively. The purpose of the stockpiles is to allow higher grading mineralisation to be preferentially processed allowing a lower grade stockpile to build over time. During Y-02 through to mill commissioning, the HG and MG ore will be stockpiled separately from the LG ore. The pre-production HG and MG ore stockpile will reach a size of 357 kt before being processed in the first 9 months of mill operation. The pre-production LG stockpile will initially reach a size of 166 kt in Y-01 where it will be used to supplement the mill while the underground mine ramps up in Y 1 & Y 2. Following that, the LG stockpile eventually reaches a peak size of 601 kt in Y 7 before being fully processed by Y 10.

Panuco Project	Page 324
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-37: Mineralised Material Plan for the Panuco Project

Source: Mining Plus, 2025.

The Panuco Project will move a total of 19.1 Mt of material over the life of mine as shown in Table 16-51. This includes 4.8 Mt of capital development waste, 6.9 Mt from operating development (1.4 Mt waste and 5.5 Mt ore), and 7.2 Mt of production ore. Material movement ramps up from mid Y-1, reaching steady-state between Y 2 and Y 8 averaging 2.1 Mt per year, before tapering off towards closure. Concurrently, about 5.6 Mt of waste is placed back underground as backfill, reducing surface storage and trucking requirements.

Table 16-51: Material Movement Schedule for Panuco

Year	Capital Dev - Waste (kt)	Capital Dev - Ore (kt)	Capital Total (kt)	Op Dev - Waste (kt)	Op Dev - Ore (kt)	Production Ore (kt)	Operating Total (kt)	Grand Total (kt)
Y -2	310	3	313	30	71	-	101	414
Y -1	367	-	367	79	388	85	552	919
Y 1	333	-	333	116	513	346	975	1,308
Y 2	637	-	637	160	611	615	1,386	2,023
Y 3	458	0	458	168	749	560	1,477	1,935
Y 4	466	-	466	185	691	908	1,784	2,250
Y 5	576	-	576	82	529	1,006	1,617	2,194
Y 6	559	-	559	218	551	982	1,751	2,310

Panuco Project	Page 325
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Year	Capital Dev - Waste (kt)	Capital Dev - Ore (kt)	Capital Total (kt)	Op Dev - Waste (kt)	Op Dev - Ore (kt)	Production Ore (kt)	Operating Total (kt)	Grand Total (kt)
Y 7	382	-	382	252	671	826	1,749	2,131
Y 8	509	-	509	113	495	887	1,495	2,004
Y 9	241	-	241	41	235	925	1,201	1,441
Y 10	-	-	-	-	37	116	153	153
LoM Total	4,837	3	4,840	1,443	5,543	7,255	14,242	19,082

16.6.9.1 Stope Extraction and Truck Haulage

Stope mucking will be carried out using 10-tonne LH410 loaders, which will tram material from stope draw points to nearby level stockpiles. The loaders will load trucks at designated loading points located at the intersection of the ramp and level access. The loaders are expected to move 50 t/h (5 buckets per hour) while carrying out production mucking and truck loading. Productivity could be increased when 17-t loaders are available to assist in loading trucks from the levels stockpile.

16.6.9.2 Truck Dump Locations

Mined material will be hauled from underground using 51-tonne TH551 articulated haul trucks to designated truck dump locations for ore and waste located between 0.5 to 2.0 km from each portal, as shown in Figure 16-38. At the process plant material will be stockpiled and segregated by grade (high, medium, low) to allow for effective blending and optimized feed scheduling at the plant.

Panuco Project	Page 326
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-38: Surface Haulage Plan

Source: Mining Plus 2025.

Stockpiles on levels have been designed with a 7.0 m high back allowing haul trucks to dump waste rock directly for backfilling operations.

16.6.10 Activity and Equipment Rates

Contractor mining is currently proposed for the Panuco Project to minimise up front capital and achieve higher productivities. The development rates used are inclusive of the time taken to drill, blast, ventilate, muck, and install ground support. These rates are similar to observations by Mining Plus at other operations in Mexico and similar mining jurisdictions. The Panuco mine plan has a high degree of flexibility due to the amount of available work areas and development headings. The single heading rates are shown in Table 16-52 and have been constrained to promote mining and production access in multiple zones and panels rather than from a single zone.

Panuco Project	Page 327
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-52: Development Activity and Equipment Rates for the Panuco Project

Activity	Units	Single Heading Rate
Lateral Development - Capital	m / day	3.5
Lateral Development - Operating	m / day	1.75
Vertical Development	m / day	1.8

Production rates are broken into specific activities due to the longer duration for each. The equipment is set to meet the capacity of each individual activity which can only be completed sequentially. LH drilling assumes a modern longhole drill rig, while both production activities assume the use of stope loaders for mucking. The truck loading and hauling rates are factored into the production activity rates. These rates are summarised in Table 16-53.

Table 16-53: Fleet Trucking and Loading Productivity

Equipment Type	Model	Capacity	Availability	Max U of A	Productivity
Haul Truck	Sandvik TH551i	51 t	86%	73%	192 t·km/hr
LHD (Capital)	Sandvik LH517i	17 t	86%	67%	86 t/hr
LHD (Operating)	Sandvik LH410	10 t	86%	67%	50 t/hr

Stope loader productivity was adjusted based on the loader tram distance for longitudinal stoping, with an average mucking rate of approximately 430 t/d. For drift-and-fill production, a rate of 1.75m per day per heading was scheduled, which equates to approximately 125 t/d. The 17 t loaders will operate in the level access and trucks and the 10 to loaders will operate in the ore drives and will bring ore to the stockpiles. The 17 t loaders would be more efficient in loading the trucks with the larger bucket capacity and higher reach. The 17-tonne loaders offer greater efficiency for truck loading due to their larger bucket capacity and extended reach. In contrast, the 10-tonne loaders are better suited for narrower headings where the larger units cannot operate effectively.

16.6.11 Mining Sequence and Phasing

The mining sequence at the Panuco Project has been strategically developed to optimize early metal production, de-risk initial access, and ensure geotechnical stability throughout the life of mine. The sequence is structured to allow for efficient ramp access, stope turnover, and backfill placement, with appropriate consideration for ground support and ventilation.

Initial mine development will prioritize access to high-grade zones at Copala and Napoleon, with early stopes sequenced near the portals to reduce haul distances and capital intensity in the ramp-up years. Longhole stoping will be the dominant method, with cut-and-fill and drift-and-fill used in narrower, high-grade or geotechnically sensitive areas.

Panuco Project	Page 328
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The general phasing includes:

  Pre-production development, including ramps, ventilation raises, and initial infrastructure.

  Initial stope development in upper zones to allow for bottom-up sequencing and backfill.

  Progressive mining and backfilling, advancing from bottom to up to ensure ground stability and continuous access.

  Paste plant commissioning, scheduled 21 months from portal development, enabling transition from CRF to paste fill in select areas.

  Backfill placement is sequenced immediately after stope extraction, with CRF or paste used in primary stopes and unconsolidated fill in secondary stopes as appropriate.

16.6.12 Production Schedule Overview

The life-of-mine (LOM) production schedule targets an initial steady-state production rate of 3,300 t/d, achieved through phased ramp-up over the initial operating years which increased to 4,000 t/d to meet the mill demand in Phase 2. The schedule integrates development, stope preparation, mucking and backfilling constraints while prioritizing early access to high-grade material.

Key highlights of the production schedule include:

  A three-year ramp-up period, with increasing ore tonnage delivered from Copala area;

  Peak production sustained from Year 4 through Year 10, contributing the majority of the recovered metal;

  A progressive decline in later years as deeper zones are mined and production transitions to narrower, lower-tonnage stopes;

  Consistent grade control and ore classification (high, medium, low-grade) to support mill feed blending and metallurgical performance.

Annual production volumes and grade trends are summarised in Section 16.6.9 and illustrated in Figure 16-37.

16.7 Ventilation

The ventilation system for the Panuco Project has been designed to provide adequate airflow to all working areas in accordance with Mexican regulations and best-practice safety standards. The design incorporates both primary and secondary ventilation systems for the Copala and Napoleon mines.

16.7.1 Primary Ventilation

A push-type ventilation system will be implemented, in which dedicated ventilation raises equipped with surface intake fans will push fresh air underground. Fresh air will be delivered into internal raises connected to the mining levels. Return airflow from each level will be collected into the main decline and exhausted through the main portals. The main fans will be located on surface and sized to accommodate peak ventilation demand. Airflow capacity is based on a minimum of 0.049 m³/s per kW (2.18 m3/min per HP) of mobile diesel equipment operating underground, plus allowances for leakage, mine losses, and maintaining sufficient air velocity in major airways and underground fixed facilities including shops and magazines.

Panuco Project	Page 329
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Copala Mine will be serviced by three surface Fresh Air Raises (FARs) and one Return Air Raise (RAR), each at 4.5 m (15 ft) diameter. The Copala North FAR will provide fresh air to both Copala North and Copala Main zones, while return air will be handled by the Copala Main RAR and the main ramp to the Copala portal. Fresh air will enter Copala South via a dedicated FAR and return through the main ramp to Copala portal. Tajitos will receive fresh air through a dedicated FAR and the return air will exhaust through the Tajitos portal via ramp. The installed fan power is estimated at 1,342 kW (1,800 HP), delivering approximately 359 m³/s (760 kcfm) during peak demand (Year 3).

Napoleon Mine will be serviced by six surface raises in total, four FARs and two RARs, each 4.5 m (15 ft) in diameter. The Napoleon Main zone will receive fresh air via two dedicated FARs, and the return air will be exhausted through a dedicated RAR. La Luisa and Napoleon North zones will be provided with fresh air via dedicated FAR, with return air exiting through main decline to the Napoleon portal. Napoleon South zone is in series with Napoleon Main zone and will receive fresh air from Napoleon Main FAR, exhausting through a dedicated RAR. Napoleon will have a total of four intake fans with a combined installed power of 932 kW (1,250 HP), delivering approximately 283 m³/s (599 kcfm) during peak demand (Year 8).

All major primary fans (with motors bigger than 200 kW) will be fitted with variable frequency drives (VFDs), adjustable pitch blades, and automated louvers to optimize energy efficiency and provide operational flexibility for changing fleet assignments. Surface fans with smaller motors that are operated only for a shorter period will not be equipped with VFDs. Table 16-13 below shows the total ventilation demand for the Copala mine and the primary ventilation layout for the Copala is shown in Figure 16-39.

Panuco Project	Page 330
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-39: Primary Ventilation Layout of the Copala Mine

Source: Mining Plus 2025.

Table 16-54: Ventilation Demand Estimate for the Copala Mine - Diesel Equipment Based

Equipment / Unit	Engine Power (kW)	Utilization (%)	Units	Airflow Demand (m³/s)
Jumbo, 2-boom	119	35%	5	9.91
Boom Bolter	119	35%	3	5.95
Cable Bolter	119	35%	1	1.98
51T Truck	515	85%	5	104.20
LHD 17T tonne	275	85%	2	22.26
LHD 10T tonne	235	85%	5	47.55
Long Hole Drill TH-DL432i	119	35%	3	5.95
Rhino 100 Raisebore	200	35%	1	3.33
Grader	150	85%	1	6.07

Panuco Project	Page 331
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Equipment / Unit	Engine Power (kW)	Utilization (%)	Units	Airflow Demand (m³/s)
Transmixer	150	35%	1	2.50
Shotcrete Sprayer	110	35%	1	1.83
Scissor Lift	110	35%	2	3.65
Emulsion Production Loader	110	35%	1	1.83
Deck Truck	110	35%	1	1.83
Water Truck	110	35%	1	1.83
Fuel / Lube Truck	110	35%	2	3.65
Development ANFO Loader - EC3	110	35%	2	3.65
Block Holer	110	35%	1	1.83
Telehandler Manitou MHT-X 790	107	35%	2	3.55
Personnel Carrier	95	35%	6	9.47
Subtotal - Mobile Equipment				242.80
UG Shop	-	-	-	17.60
Explosives Magazine	-	-	-	6.81
Fixed Facilities	-	-	-	24.41
Personnel	-	-	-	1.15
Leakage @ 15%	-	-	-	40.25
Total Demand in m3/s				309.02
Total Demand in kcfm				655 kcfm

Figure 16-40 illustrates the annual airflow demand profile for the Copala mine over the life of mine (LOM), based on the diesel equipment fleet schedule developed for the feasibility study. The demand curves incorporate contributions from mobile equipment, fixed facilities, personnel, and a 15% leakage allowance. The peak demand based on diesel equipment fleet is 309 m3/s (655 kcfm).

Airflow demand at Copala ramps up rapidly from Year 1 to Year 3. This period coincides with maximum equipment deployment and production rates. The equipment component dominates the demand profile, accounting for more than 75% of total airflow requirements during peak years. Following the production peak, ventilation demand steadily decreases as mining activities shift to fewer active headings and lower fleet utilization.

Panuco Project	Page 332
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-40: Airflow Demand for Copala Based on Equipment Fleet

Source: Mining Plus, 2025.

Based on various mining activities and the required development and production crews, the peak ventilation demand for Copala mine is 359 m3/s (760 kcfm). Table 16-55 shows the airflow requirements for various development activities and the overall demand based on the peak mining activities.

Table 16-55: Ventilation Demand Estimate for the Copala Mine - Mining Activity Based

Activity	Ventilation per Activity		Number of Areas	Total Ventilation
	m³/s	CFM		m³/s	CFM
Ramp Development	45.06	95,483	1	45.06	95,483
Level Development	18.99	40,247	1	18.99	40,247
Raise Development	15.08	31,950	0	-	-
Level Production - LHS	24.15	51,180	3	72.46	153,539
Level Development - DAF/CAF	19.68	41,698	2	39.35	83,396
UG Shop	17.60	37,297	1	17.60	37,297
Explosives Magazine	6.81	14,423	1	6.81	14,423
Trucks	20.84	44,161	4	83.26	178,645
Inactive Levels	5.63	11,920	5	28.13	59,599
Leakage at 15%				46.76	99,094
Total				358.51	760,000 cfm
Panuco Project	Page 333
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The primary ventilation layout for Napoleon mine is shown in Figure 16-41 and the total ventilation demand estimate for the napoleon mine is shown in Table 16-56.

Figure 16-41: Primary Ventilation Layout of the Napoleon Mine

Source: Mining Plus 2025.

Panuco Project	Page 334
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-56: Ventilation Demand Estimate for the Napoleon Mine - Diesel Equipment Based

Equipment / Unit	Engine Power (kW)	Utilization (%)	Units	Total Demand (m³/s)
Jumbo, 2-boom	119	35%	4	7.93
Boom Bolter	119	35%	3	5.95
Cable Bolter	119	35%	1	1.98
51T Truck	515	85%	4	83.36
LHD 17T	275	85%	1	11.13
LHD 10T	235	85%	5	47.55
Long Hole Drill TH-DL432i	119	35%	4	7.93
Rhino 100 Raisebore	200	35%	1	3.33
Grader	150	85%	1	6.07
Transmixer	150	35%	1	2.50
Shotcrete Sprayer	110	35%	1	1.83
Scissor Lift	110	35%	2	3.65
Emulsion Production Loader	110	35%	1	1.83
Deck Truck	110	35%	1	1.83
Water Truck	110	35%	1	1.83
Fuel / Lube Truck	110	35%	2	3.65
Development ANFO Loader - EC3	110	35%	1	1.83
Block Holer	110	35%	1	1.83
Telehandler Manitou MHT-X 790	107	35%	2	3.55
Personnel Carrier	95	35%	5	7.89
Subtotal - Mobile Equipment				191.57
UG Shop				17.60
Explosives Magazine				6.81
Fixed Facilities				24.41
Personnel				1.05
Leakage @ 15%				32.85
Total Demand m3/s				252.29
Total Demand kcfm				534

The peak ventilation demand for Napoleon is 252 m3/s (534 kcfm) based on diesel fleet. Napoleon Mine starts two years after the Copala mine start date and ramps up more gradually than Copala, reflecting the lateral development schedule as shown in Figure 16-42. Airflow demand gradually rises to peak in Year 8. Peak demand is driven by increased truck haulage and LHD deployment as additional mining panels come online. After Year 8, ventilation requirements decline as production levels reduce by Year 10 and approaching zero by the end of mine life.

Panuco Project	Page 335
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-42: Airflow Demand for Napoleon based on Diesel Equipment Fleet

Source: Mining Plus, 2025..

Based on mining activities, the peak ventilation demand for Napoleon is 283 m3/s (599 kcfm), as detailed in Table 16-57. The primary fan installation for Napoleon, with an estimated capacity of 283 m³/s, closely aligns with this peak modelled demand.

Table 16-57: Ventilation Demand Estimate for the Napoleon Mine - Mining Activity Based

Activity	Ventilation per Activity (with allowance)		Number of Areas	Total Ventilation m³/s
	m³/s	CFM		m³/s	CFM
Ramp Development	45.06	95,483	1	45.06	95,483
Level Development	18.99	40,247	1	18.99	40,247
Raise Development	15.08	31,950	0	-	-
Level Production - LHS	24.15	51,180	3	72.46	153,539
Level Development - DAF/CAF	19.68	41,698	0	-	-
UG Shop	17.60	37,297	1	17.60	37,297
Explosives Magazine	6.81	14,423	1	6.81	14,423
Trucks	20.84	44,161	3	62.52	132,483
Inactive Levels	5.63	11,920	4	22.50	47,680
Leakage at 15%				36.89	78,173
Total				282.82	599,325

Panuco Project	Page 336
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.7.2 Auxiliary Ventilation

Copala and Napoleon mines will employ auxiliary fans with flexible ducting to provide ventilation for various development, production activities, and fixed facilities. Ramp development crews will be provided fresh air using two 1.22 m (48 inch) diameter flexible duct with 75 kW (100 HP) fans. The total airflow required by the development crew will be 39 m3/s with no allowance and will be pushed to the face by the twin ducts. Each fan will provide an airflow of about 20 m3/s at the face and can force ventilate a distance of 550 m. Once the raise connection is made and a primary ventilation circuit is established, the ducts will be relocated to the next intake point.

Level development crews will be provided with ventilation through one 1.22 m (48 inch) diameter flexible duct and 45 kW (60 HP) fans. Once the level access development is completed with internal raise (FAR) connection and primary ventilation circuit is established, fresh air will enter the level through FAR and return through the internal ramp. The amount of air entering each level is controlled by a regulator on FAR access drift.

Production crews on each level (LHS and DAF/CAF) will be supported by auxiliary ventilation similar to level development activity. Underground shops in both Copala and Napoleon are located to facilitate exhausting return air into the return air circuit without much exposure to work areas. Copala shop will draw fresh air from the main decline and will exhaust the return air into the main RAR directly through a pull system consisting of a 1.22 m (48 inch) diameter spiral steel duct and a 22 kW (30 HP) fan. Napoleon shop will draw fresh air from a FAR and will exhaust air into the main decline part of the return air circuit.

16.8 Underground Infrastructure and Services

16.8.1 Portals

There are three portal locations planned for the Panuco Project: two for the Copala and Tajitos deposits and another for the Napoleon and La Luisa deposits. Copala portal is already commissioned as part of the test mine. Tajitos portal will be excavated 2 months after the start of the life of mine activities. Napoleon Portal will commence approximately 24 months after the start date of mine. All the portals will remain active until the end of the planned mine life. There will be approximately 12 years of production from the mine.

16.8.2 Power Supply and Distribution

Electrical power for the Panuco Project will be supplied from the regional grid via a dedicated overhead transmission line to the main site substation. From here, power will be distributed to the Copala and Napoleon mines through separate feeders.

At each mine, surface substations will step down the voltage for distribution to primary ventilation fans, surface compressor stations, dewatering pumps, crushers, and workshops. Underground distribution will be via 13.8 kV cables installed in declines and boreholes, feeding primary substations that are spaced approximately 60 m vertically apart. These will further step-down voltage and supply power to secondary substations on each level through boreholes, in turn powering auxiliary fans, pumps, lighting, and electric-powered mobile equipment.

Panuco Project	Page 337
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The system is designed to meet the peak total mining load of 10.23 MW occurring in Year 8. Load increases will be managed in stages, aligning with the mine development schedule to optimize capital investment and energy efficiency.

An estimate that includes equipment utilisation for plant and the mobile fleet has been summarised in Table 16-58.

Table 16-58: Panuco Project Power Estimate (Mining Activities Only)

LOM Year	Copala Surface Load (kW)	Copala UG Load (kW)	Copala Combined (kW)	Napoleon Surface Load (kW)	Napoleon UG Load (kW)	Napoleon Combined (kW)	Total Mining Load (kW)
Y -2	821	2,041	2,861	-	-	-	2,861
Y -1	1,044	2,338	3,382	-	-	-	3,382
Y 1	1,044	3,470	4,514	112	531	643	5,158
Y 2	1,044	3,947	4,991	522	1,891	2,413	7,404
Y 3	1,492	3,993	5,484	634	2,553	3,187	8,671
Y 4	1,566	4,148	5,714	634	3,177	3,811	9,525
Y 5	1,566	4,022	5,588	634	3,683	4,317	9,905
Y 6	1,566	3,737	5,304	1,007	3,922	4,929	10,233
Y 7	1,566	2,961	4,527	1,007	4,018	5,025	9,552
Y 8	1,566	2,006	3,572	858	4,394	5,252	8,824
Y 9	1,343	1,712	3,054	858	3,726	4,584	7,638
Y 10	1,231	1,117	2,348	858	2,788	3,646	5,993

16.8.3 Mine Dewatering

A series of submersible pumps are currently proposed for the Panuco Project, capable of pumping mine water containing up to 5% solids. The proposed system is to manage solids within the pumped water and transport it to surface for desliming and potential use for processing or reuse underground. Each mine's dewatering system will incorporate an eight-inch (8") Schedule 40 steel pipe in the main decline to surface, which will further connect to 6-inch (6") Schedule 40 steel pipe in the internal ramps to each zone that will continue to primary dewatering pump stations. The system is capable of handling a peak dewatering rate of 28 L/s (450 gpm) from individual mining zone. This includes groundwater inflows and service water requirements for various activities underground. The average dewatering rate out of Copala and Napoleon is estimated at 28 L/s (450 gpm) and 48 L/s (760 gpm) respectively.

Water from each level gets collected on the level sump which further gets directed to the nearest main pump station by gravity. The main pump stations are located every 60 m vertically, comprising of one 45-kW pump capable of pumping 28 L/s. Water from the bottom levels is pumped to the portal through the cascading system of these pumps. Small 22 kW (30 HP) pumps will be used for level dewatering activities. Copala mine dewatering system is detailed in Figure 16-43 and Figure 16-44.

Panuco Project	Page 338
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-43: Copala Mine Dewatering System

LEGEND
FOR STUDY

ASDR

REV	DATE	DESCRIPTION
C	[illegible]	ISSUED FOR STUDY
B	[illegible]	ISSUED FOR CLIENT REVIEW
A	[illegible]	ISSUED FOR INTERNAL REVIEW

VIZSLA SILVER CORP.

ASDR

COPALA DEWATERING
LONG SECTION

PROJECT #	DRAWING #	REV	SHEET
240674	105842-ME-13440-31342-001-15	C	1/1

Source: Mining Plus 2025.

Panuco Project	Page 339
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-44: Napoleon Mine Dewatering System

LEGEND

ASDR
FOR STUDY

REV	DATE	DESCRIPTION			
C	2025-11-21	ISSUED FOR STUDY			-
B		ISSUED FOR CLIENT REVIEW	A.B.A.		-
A		ISSUED FOR INTERNAL REVIEW	A.B.A.		-

VIZSLA SILVER CORP.

ASDR

NAPOLEON DEWATERING
LONG SECTION

		REV	SHEET
240674	[illegible]	C	1/1

Source: Mining Plus 2025.

Panuco Project	Page 340
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Once production in each mining zone is complete, the zone is let to flood with the pumps from primary stations relocated to other active areas.

16.8.4 Compressed Air

A system of two 112 kW air compressors installed on surface at Copala and Napoleon portals is proposed to support the compressed air needs of the project. The compressed air is transferred from portal through a single six-inch pipe that is routed via main decline, which is further transported through a 4-inch pipe in internal ramps to each level. All compressors will be installed with an air accumulator.

16.8.5 Service Water

Service water that is required for mining activities is distributed to underground mine workings through a 4-inch pipe in the decline. Pressure reducer valves will be installed where required to manage the level water pressure to within equipment operating limits.

16.8.6 Fuel Storage and Distribution

Fuel for mobile equipment will be stored in double-walled fuel tanks located at each portal. These tanks will be equipped with secondary containment, dispensing pumps, and spill control systems. Refueling will be carried out at designated fueling bays near the portals and along primary haulage routes underground as required. Fuel management will comply with all relevant safety and environmental regulations.

16.8.7 Communications System

The underground communications network will include a leaky feeder radio system for voice communication, supported by Wi-Fi access points in key operational zones. This will enable real-time communication, tracking, and integration with mine management systems. Surface-to-underground links will be maintained from central control rooms near the portals.

16.8.8 Explosives Magazines

Explosives will be stored in surface magazines located at a safe distance from the portals, designed in accordance with Mexican regulatory requirements. Separate underground magazines will be provided for detonators and bulk explosives, with a peak capacity of 3 to 4 days of storage for ANFO and 14 days for emulsion. Explosives will be delivered underground using designated explosive transport units and handled by certified personnel.

16.8.9 Cemented Rockfill and Paste Fill Distribution

The cemented rockfill (CRF) distribution will rely on surface mixing plants located near Copala portal, feeding underground trucking. CRF will be used in primary stopes and initial lifts of CAF and DAF sequences. Paste backfill will be introduced following commissioning of the paste plant (targeted at Year 1), with delivery via a dedicated distribution pipeline routed through the main ramps and boreholes. Distribution will support simultaneous backfilling operations in multiple mining zones as required.

Panuco Project	Page 341
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.8.10 Surface Maintenance Facilities

Surface maintenance facilities will be established near the Copala portal, comprising heavy equipment shops, light vehicle bays, wash bays, and parts storage. These facilities will support routine maintenance and repair of the underground fleet, reduce equipment downtime and optimize availability. Additional laydown areas will be designated for temporary storage of development materials and consumables.

16.8.11 Workshop

An underground workshop is proposed to be developed in each main mining area (e.g., Copala and Napoleon) to support light and mid-level maintenance activities close to the production areas. These workshops will reduce equipment travel time to surface, improve equipment availability, and serve as satellite service stations between scheduled surface maintenance cycles.

The underground workshop will typically include:

  Mobile maintenance bays for quick repairs and equipment inspections,

  Fuel and lubrication storage, with containment systems,

  Tire change areas,

  Compressed air and basic tooling for minor servicing,

  Ventilation and fire suppression systems to ensure safety.

These garages will not replace the surface facilities for major overhauls but will allow for routine preventive maintenance, troubleshooting, and emergency repairs underground, thereby increasing equipment utilization and reducing operational delays.

16.8.12 Refuge Chambers and Emergency Egress

A secondary means of egress will be excavated between each level, with a connection from the top level of each mine to surface. Egress raises will be developed between levels via raise bore at a diameter of 1.2 m. These will then be outfitted with emergency egress ladderways and access double doors installed in a wall to reduce entry of smoke and other contaminants.

Portable refuge chambers will be installed in remucks to provide refuge to mining personnel in case of emergency. A total of eight 8-person refuge chambers will be installed in various active zones and will be equipped with a minimum of 96 hours of onboard breathable air supply. The chambers will be relocated through out the life of mine with respect to the active mining zones.

Panuco Project	Page 342
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Emergency alarm and stench gas systems will be installed to notify personnel of an emergency. These will be installed on FAR intakes at the surface fans. The egress routes for both the Copala Mine and Napoleon Mine are illustrated Figure 16-45 and Figure 16-46 respectively.

Figure 16-45: Egress Layout of the Copala Mine

Source: Mining Plus 2025.

Panuco Project	Page 343
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 16-46: Egress Layout of the Napoleon Mine

Source: Mining Plus 2025.

16.8.13 Safety Measures

16.8.13.1 Fire Protection

All underground vehicles will be equipped with automatic fire suppression systems. Additional fire extinguishers will be maintained at:

  Pump stations and electrical installations,

  Underground service bays and garages,

  Key infrastructure and loading points.

Emergency roll-up fire doors will be installed at the entrance of underground workshops. Fire protection systems will meet local regulatory standards and undergo routine inspections.

Panuco Project	Page 344
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

16.8.13.2 Mine Rescue and Emergency Response

A fully trained mine rescue team will be established on site, with capabilities for both underground and surface emergencies. The team will have access to:

  Specialized mine rescue equipment,

  Foam fire suppression systems,

  Regular training and simulation exercises.

An Emergency Response Plan (ERP) has been developed and will be reviewed regularly throughout the project life.

16.8.13.3 Emergency Notification System

A stench gas warning system will be installed on all operating portals and integrated into the underground compressed air lines. This system will allow rapid, mine-wide alerts in the event of an emergency and will be expanded in phases as underground development advances.

16.9 Mining Equipment

As a contractor operated project, the mobile equipment fleet schedule was provided by engaged contractors and validated by Mining Plus using first principles calculations. The fleet is phased in and optimized across the project life, with deployment aligned to mine sequencing and production ramp-up from Y-02 through to the end of the mine life. The contractor will be responsible for all maintenance, inclusive of rebuilds, for the mobile equipment fleet.

Equipment is supported by:

  Surface maintenance facilities at the Copala portal (as described in Section 16.8.10), including heavy and light equipment bays.

  Underground laydown areas for storage of key consumables and parts.

  Underground workshops at both Copala and Napoleon to reduce haul-back time for maintenance and improve availability. These workshops are designed to accommodate the less mobile equipment types (jumbos, bolters, long hole drill, etc.) while LHDs and haul trucks will be primarily handled by the surface facilities.

The equipment fleet for the Panuco project is listed in Table 16-59.

Panuco Project	Page 345
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 16-59: Underground Mobile Equipment Fleet

Equipment	Max Units required
Jumbo - 2 Boom	7
Boom Bolter	6
Longhole Drill - Top Hammer	7
LHD - 14 Tonne (Production, Development & Backfill) [1]	11
Haul Truck - 45 Tonne [1]	13
Cable Bolter	1
Scissor Lift	3
Telehandler	2
Scaler	4
Transmixer	2
Shotcrete Sprayer	1
ANFO/Emulsion Loader	3
Bulldozer - 4 m3	1
Skid Steer	2
Grader	1
Personnel & Material Transport	7
Utility Vehicles	12

Notes:

1. 14 tonne LHD and 45 tonne truck unit count is estimated by the contractor and aligns with assumed equipment sizes for the project

16.10 Mine Personnel

The Panuco Project is proposed to operate seven days a week with two 12-hr shifts for 365 days per year. Direct employees are expected to work on 20 on / 10 off roster with indirect staff working primarily 5 on / 2 off. The estimated labour quantities, inclusive of both on-shift and off-shift labour, are summarised in Table 16-60.

Table 16-60: Panuco Project Mine Personnel Estimate

Equipment	Headcount (max)
Management	2
Technical Services	26
Technicians & Samplers	8
Subtotal Owner	36
Contractor Operations Labour	276
Contractor Maintenance Labour	38
Contractor Management Supervision, Support	85
Subtotal Contractor	399
Total Underground Mining	435

Panuco Project	Page 346
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

17 RECOVERY METHODS

17.1 Overview

The process design is based on processing ore from the Panuco deposits, through crushing, grinding, gold and silver leaching with cyanide and precious metal recovery to doré via counter current decantation residue washing and the Merrill Crowe process. An expansion for Year 4 adds a bulk flotation with concentrate regrind and leach to the flowsheet. The design is based on previous test work programs performed on the deposit, Ausenco's database of reference projects, and in-house process modelling. The process plant has been designed with assumed availabilities of 65% for the crushing plant, and 92% for all other processing circuits. The plant will operate with two 12-hour shifts per day, 365 days per year.

A staged expansion approach for the process plant has been selected. A simple Whole Ore Leach flowsheet for Year 1- 3 will treat Copala material and bulk flotation with concentrate regrind and leach and tailing leach configuration will be used when Napoleon material is introduced from Year 4.

The expansion of the plant over the life of mine occurs as follows:

  Phase 1 (Years 1 to 3) - three-stage crushing, ball milling, followed by whole ore leach recovery at a throughput of 1.2 Mt/a or 3,300 t/d.

  Phase 2 (Years 4+) - conversion to bulk flotation with concentrate regrind, with concentrate and flotation tailings leach recovery at a throughput of 1.5 Mt/a or 4,000 t/d.

17.2 Process Design Criteria

Table 17-1 presents the design criteria developed for the process plant.

Panuco Project	Page 347
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 17-1: Process Design Criteria

Parameter	Units	Value
		Phase 1	Phase 2
Plant capacity	Mt/a	1.2	1.5
Plant capacity	t/d	3,300	4,000
Life of mine	years	11
Silver head grade, design	g/t	432	230
Gold head grade, design	g/t	2.78	1.77
Crushing plant availability	%	65
Grinding availability	%	92
JK Axb parameter, design	-	33
Bond ball mill work index, design	kWh/t	18.3
Bond abrasion index, design	g	0.330
Specific gravity	-	2.64
Crushing plant feed size, F80	mm	265
Crushing plant product size, P80	mm	9
Ball mill circulating load, design	%	500	400
Grinding circuit product size, P80	µm	50	70
Bulk flotation mass pull, design	% plant feed	-	14.3
Bulk flotation regrind mill product size, P80	µm	-	20
Bulk flotation regrind specific energy	kWh/t	-	17.5
Concentrate leaching residence time	h	-	48
Concentrate leach density	% w/w	-	30
Bulk leaching residence time	h	96	79
Bulk leach density	%w/w	50	-
Counter current decantation underflow density	% solids w/w	60
Counter current decantation wash ratio	m3 water: m3 feed slurry	4.25	3.50
Cyanide detoxification residence time	min	90
Cyanide detoxification density	% solids w/w	40
Tailings thickener underflow density	% solids w/w	60
Paste plant capacity, design	t/d	4,000

17.3 Process Plant Description

The process design consists of the following major components:

  Three-stage crushing of run of mine (ROM) material

  Ball milling in closed circuit with a classifying cyclone

  Bulk leaching of the cyclone overflow (Phase 1) or of the flotation tailings and concentrate leach residue (Phase 2)

  Bulk rougher flotation and concentrate regrind (Phase 2 only)

Panuco Project	Page 348
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Cyanide leaching of the flotation concentrate (Phase 2 only)

  Counter-current decantation (CCD)

  Zinc precipitation of the clarified pregnant solution and smelting to produce doré

  Cyanide detoxification

  Tailings thickening

  Paste backfill plant

17.3.1 Mill Feed Schedule

The mill production schedule targets an annual production rate of 1.2 Mt from Years 1-3 and 1.5 Mt from Year 4. The LOM Mill feed schedule is presented below in Figure 17-1.

Figure 17-1: Plant Production Schedule

Source: Ausenco, 2025.

17.3.2 Process Flowsheet

The overall process flowsheet is presented below in Figure 17-2.

Panuco Project	Page 349
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 17-2: Process Flow Diagram

Source: Ausenco, 2024.

Panuco Project	Page 350
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

17.3.3 Phase 1 Design

17.3.3.1 Crushing Circuit

The crushing circuit is a three-stage process that reduces run of mine (ROM) material from an 80% passing feed size (F80) of 265 mm to an 80% passing product size (P80) of 9 mm before being further processed in the grinding circuit.

ROM material will be hauled from the mine and dumped into a coarse ore hopper equipped with a static grizzly that feeds a vibrating grizzly feeder. Oversized ROM material will be broken down by a rock breaker before being rehandled into the coarse ore hopper. Oversize from the vibrating grizzly feeder will be crushed by a jaw crusher and blended with the vibrating grizzly undersize on secondary screen feed conveyor. Primary crushed ore is fed onto a double deck vibrating screen via conveyor. Oversize material from the top deck of the screen will be fed via conveyor to a secondary cone crusher, while oversize material from the bottom deck will be fed, via conveyor, to a tertiary cone crusher. Both crushers will discharge back onto the secondary screen feed conveyor which will recirculate the crushed material back to the screen. Undersize material from the screen will be sent via conveyor to a surge bin. A belt feeder will withdraw material from the surge bin to feed the grinding circuit. Overflow from the bin will be collected on a conveyor and sent to a crushed ore stockpile. The stockpiled material will be reintroduced to the plant feed via the surge bin by a front-end loader (FEL) when the crushing circuit is not operating.

Major equipment in this area will include:

  ROM hopper with static grizzly

  Vibrating grizzly feeder

  Primary jaw crusher

  Secondary screen feed conveyor and double deck screen

  Secondary crusher feed conveyor and cone crusher

  Tertiary crusher feed conveyor and cone crusher

  Surge bin and crushed ore stockpile feed conveyor

17.3.3.2 Grinding Circuit

The grinding circuit consists of a ball mill operating in closed circuit with classifying hydro cyclones to produce a primary grind product size of 50 µm in Phase 1 and 70 µm in Phase 2.

A belt feeder will withdraw crushed material from the surge bin and transfer to the ball mill feed conveyor that discharges into the ball mill feed chute. The ball mill will discharge through a trommel screen to separate out the mill scats into a trash bunker. The trommel undersize will report to the cyclone feed pump box and mix with process water to dilute the slurry to the desired density before being pumped to the cyclone cluster. Overflow from the cyclones will pass through a trash screen before being transferred to the downstream processes. Underflow from the cyclones will report to the ball mill.

Panuco Project	Page 351
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Major equipment in this area will include:

  Surge bin belt feeder and ball mill feed conveyor

  Ball mill

  Primary cyclone feed pump box and pump

  Classification primary cyclone cluster

  Trash screen

17.3.3.3 Bulk Leaching

Discharge from the trash screen will be gravity fed to a pre-leach thickener where flocculant will be dosed to facilitate solids settling. Thickener overflow will be forwarded to the process water tank for reuse, while underflow will be pumped to the bulk leaching tanks. Leaching will occur in a series of four tanks that provide a total of 96 hours of retention time. Discharge from the final bulk leaching tank will gravitate to the counter current decantation (CCD) circuit.

Oxygen, that is generated on site, will be sparged to the tanks to maintain the required levels of dissolved oxygen. Hydrated lime will be added to the tanks 1 through 3 to maintain an appropriate pH for cyanide leaching. Sodium cyanide will be added to each tank in the series to maintain the required concentration of cyanide to optimize gold and silver leaching.

The bulk leach area will be equipped with hydrogen cyanide gas detectors for personnel safety.

Major equipment in this area will include:

  A pre-leach thickener

  Four mechanically agitated leaching tanks

17.3.3.4 Counter Current Decantation

Leach slurry with report to the first of five counter current decantation thickeners with the thickened solids being pump up the CCD train. The leached solids will be washed with barren solution from the Merrill Crowe circuit that is mixed with the slurry feeding the fifth thickener in the CCD train with the overflow solution flowing by gravity down the CCD train. Solids settling will be facilitated with flocculant addition. The overflow from the first thickener reports to the pregnant solution clarifier. The circuit is designed so that the underflow from the fifth thickener has a maximum silver in solution concentrate of 0.5 mg/L and maximum gold in solution concentration of 0.05 mg/L .

Clarifier overflow will advance to a pregnant solution tank to feed the Merrill Crowe circuit. Underflow from the clarifier will be pumped as required back to the start of the bulk leaching circuit.

Panuco Project	Page 352
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Major equipment in this area will include:

  Five counter current decantation thickeners

  One pregnant solution clarifier

17.3.3.5 Merrill Crowe Circuit

Overflow from the clarifier will advance to the pregnant solution tank prior to precious metal recovery via zinc cementation. Solution will be pumped from the pregnant solution tank through polish filters to further reduce total suspended solids (TSS) and subsequently a deaeration tower to reduce dissolved oxygen content. Deaeration tower bottoms will then be contacted with zinc powder to precipitate the gold and silver and pumped to two plate and frame filters to recover the precious metal rich precipitate. Solids from the filters will be discharged and manually moved within the refinery for doré production, while filtrate will advance to the barren solution tank. Barren solution will then be distributed to the CCD circuit as wash water with a bleed stream to the detoxification circuit as necessary.

Antiscalant will be added to the pregnant and barren solution tanks to inhibit scale formation within the Merrill Crowe circuit. Diatomaceous earth will be added to both the clarifying and precipitation filters to improve filter performance. Zinc powder is added to precipitation filter feed to achieve >99% gold and silver precipitation. Lead nitrate will be added to the zinc cone to enhance zinc efficiency for gold and silver precipitation and prevent passivation of the zinc which would inhibit the reaction. Sodium cyanide will also be added to the zinc cone to aid in zinc efficiency for gold and silver precipitation.

Major equipment in this area will include:

  One pregnant solution tank

  Two rotating disk clarifying filters

  One deaeration tower

  Two plate and frame precipitation filters

  One barren solution tank.

17.3.3.6 Refinery

Zinc precipitate from the Merrill Crowe circuit will be dried prior to smelting into silver-gold doré in batch mode.

Zinc precipitate will be mixed with fluxes and loaded into the electric furnace for smelting. The fluxes will react with the base metals to form oxides that report to the slag and separate from the silver and gold molten metal. The molten metal will be poured into 30 kg moulds to form the doré bars at nominal composition of 1-3% w/w Au and 95-98% Ag, as well as any remaining impurities. The doré bars will be cleaned, assayed, stamped, and stored in a secure vault ready for periodic transfer to market.

Sufficient ventilation and off-gas handling will be provided in the gold room for a healthy work environment. Fume and dust exposure for the melting furnace and material handling will be controlled through a ventilation system installed in the gold room, including hoods, enclosures, and fans to follow local regulations/guidelines. Any mercury in the precipitate with volatilize in the furnace and be capture in the mercury abatement system included in the ventilation system using sulphur impregnated carbon.

Panuco Project	Page 353
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

A sump pump, complete with a precious metals trap, will be installed in the gold room any hose-down or spillage, and return it to the clarifier feed box.

The refinery will be a vendor package and will include the following major equipment:

  Flux dosing and mixing system

  Melting furnace

  Doré scale and storage vault

  Slag handling equipment

  Dust collection and mercury abatement system.

17.3.3.7 Cyanide Detoxification and Tailings Thickening

Final underflow from the CCD circuit will be pumped to the cyanide detoxification tanks where weak acid dissociable cyanide (CNWAD) will be destroyed using the SO2/air process. Tailings thickener overflow solution will be recycled to the feed to achieve the desired solids density of 40%w/w. Cyanide detoxification will be conducted using parallel tanks that each provide a residence time of 90 minutes and reduce CNWAD concentration to below 1 mg/L. The discharge slurry from these tanks will flow by gravity to the tailings thickener where flocculant will be added to support solids settling. Excess overflow from the thickener will be pumped to the process water tank, while underflow will be pumped to either the tailings storage facility (TSF) or the paste backfill plant.

Copper sulphate will be added to the cyanide detoxification tanks to act as a catalyst for the cyanide destruction reaction. Oxygen gas and sodium metabisulphite (SMBS), SO2 source, will also be added as reactants. Hydrated lime will be added to the tanks to maintain the required reaction pH.

Major equipment in this area will include:

  Two mechanically cyanide detoxification tanks

  Tailings thickener

17.3.4 Phase 2 Design

During Phase 2, a flotation and concentrate leaching circuit is introduced to the flowsheet to support improved recoveries of Napoleon deposit material. The following subsections will describe the new additions to the flowsheet only; all other aspects of the plant design remain as described in Section 17.3.2.

Panuco Project	Page 354
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

17.3.4.1 Bulk Flotation

After expansion, the trash screen discharge will be diverted from the pre-leach thickener to the flotation circuit. Flotation will be conducted in a series of conventional, forced air tank cells. Concentrate from each cell will be collected in launders and advanced to the regrind circuit. Tailings from the final flotation cell will feed the pre-leach thickener from which it will continue through the process as described in Section 17.3.2. The Phase 2 throughput increase will result in a flotation tailings leach residence time of 79 hours.

Flotation concentrate will report to the regrind cyclone cluster, material below target grind size and water will be report to the overflow and bypass the regrind mill providing higher density slurry to the regrind mill. Underflow from the cyclone will be pumped to a stirred regrind mill for further size reduction and mineral liberation. Discharge from the regrind mill will be combined with the regrind cyclone overflow before reporting to the concentrate leaching circuit.

Potassium amyl xanthate (PAX) will be introduced to the flotation circuit as a collector to support sulphide mineral collection. Methyl isobutyl carbinol (MIBC) will be used as a frother to support froth generation and stability.

Major equipment in this area will include:

  Five conventional forced air flotation tank cells

  Dewatering regrind cyclone cluster

  Stirred regrind mill

17.3.4.2 Concentrate Leaching

Discharge from the regrind circuit will be pumped to an aeration tank and overflow to the concentrate leaching tanks. Leaching will occur in a series of three tanks that provide a total of 48 hours of retention time. Discharge from the final concentrate leaching tank will advance to the concentrate leach residue thickener where flocculant will be added to facilitate solids settling. Thickener overflow will be forwarded to the pregnant solution clarifier, where the process continues as described in 17.3.3. Thickener underflow will be pumped to the bulk leaching tanks, where the process continues as described in Section 17.3.2.

Oxygen is sparged into the tanks to maintain the required levels of dissolved oxygen. Hydrated lime and sodium cyanide will be added to the first two tanks in the series to provide pH control and to maintain the required levels of cyanide respectively.

Major equipment in this area will include:

  Three mechanically agitated leaching tanks

  Residue thickener

Panuco Project	Page 355
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

17.4 Reagents Handling and Storage

The reagent handling system (Table 17-2) mill include unloading and storage facilities, mixing and storage tanks, and feeding equipment as needed for each of the required plant reagents. Each set of compatible reagents will be located in a dedicated containment area to prevent environmental contamination and mixing of incompatible reagents. Appropriate ventilation, fire, safety protection, eyewash stations, and safety data sheet (SDS) stations, will be located throughout the area. Sumps and sump pumps will be provided for each containment area for spillage control.

Table 17-2: Reagents Handling and Storage

Reagent	Preparation Method	Use
Quicklime	Received as powder in bulk shipments and stored in a silo; slaked with raw water in a vertical mill and pumped to a storage tank; distributed via ring main to the leaching circuits and detox circuit	pH control
Sodium cyanide	Received as powder in bulk bags; dissolved and transferred to a storage tank; distributed to cyanide leaching circuits	Leaching reagent
PAX	Received as pellets in bulk bags; dissolved and transferred to a storage tank; distributed to flotation circuit	Flotation collector
MIBC	Received as intermediate bulk containers; distributed neat to flotation circuit	Flotation frother
Copper sulphate	Received as powder in bulk bags; dissolved and transferred to a storage tank; distributed to cyanide detoxification circuit	Cyanide destruction catalyst
Lead nitrate	Received as powder in bulk bags; dissolved and transferred to a storage tank; distributed to Merrill Crowe circuit	Precipitation reagent
Diatomaceous earth	Received as powder in bulk bags; dissolved and transferred to a storage tank; distributed to Merrill Crowe circuit	Filter aid
Zinc powder	Received as powder in drums; dissolved and transferred to a storage tank; distributed to Merrill Crowe circuit	Precipitation reagent
SMBS	Received as powder in bulk bags; dissolved and transferred to a storage tank; distributed to cyanide detoxification circuit	Cyanide destruction reagent
Flux	Received as powder in bulk bags; mixed with calcined charges for smelting	Fusion reagent
Antiscalant	Received as intermediate bulk containers; distributed neat to pregnant and barren solution tanks	Scale inhibitor
Flocculant	Received as powder in bulk bags; dissolved and transferred to a storage tank; distributed to thickeners across the plant	Flocculation promotor

Reagent consumptions were estimated based on test work results as described in Section 13. A summary of average annual consumption rates for each reagent and operating consumable in Table 17-3.

Panuco Project	Page 356
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 17-3: Major Reagent and Operating Consumable Consumption Summary

Item	Unit	Phase 1	Phase 2
Quicklime	t/a	5,700	7,800
Sodium cyanide	t/a	3,150	4,700
PAX	t/a	-	30
MIBC	t/a	-	50
Copper sulphate	t/a	288	350
Lead nitrate	t/a	118	125
Diatomaceous earth	t/a	160	161
Zinc powder	t/a	115	86
SMBS	t/a	4,932	4,832
Flux	t/a	210	210
Antiscalant	m3/a	31	40
Flocculant	t/a	190	230
Ball mill media	t/a	1,938	1,945
Regrind mill media	t/a	-	25

17.5 Plant Services

17.5.1 Raw Water

Raw water will be provided to the plant and stored in a raw water storage tank where it will be distributed to the various users across the plant site such as reagent preparation, gland seal water, potable water, and plant make-up. Approximately 350,000 m3 per annum will be required for consumption by the process plant.

17.5.2 Process Water

Process water for the plant will consist of pre-leach thickener overflow, tailings thickener overflow, and reclaim water from the TSF. Raw water will be provided as required for makeup. Process water will be stored in a storage tank before being pumped across the plant site to the various end users.

17.5.3 Gland Seal Water

Gland seal water for the plant will be sourced from the raw water tank and pumped to the various pumps across the plant site.

Panuco Project	Page 357
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

17.5.4 Fire Water

Fire water for the process plant will be stored in a dedicated volume within the raw water tank. A dedicated pump skid consisting of an electrical pump, jockey pump, and diesel pump will supply water from the fire water reserve volume to the distribution system.

17.5.5 Potable Water

Potable water will be produced by an on-site potable water plant which processes water from the freshwater tank. Potable water will be stored in a dedicated storage tank before being distributed to the various end users in the process plant.

17.5.6 Air

High-pressure air will be produced by compressors to meet plant requirements. The high-pressure air supply will be collected in a plant air received before being distributed across the plant. A dryer will be fed by the plant air receiver and discharge into an instrument air receiver prior to plant distribution.

17.5.7 Oxygen

Oxygen gas for the cyanide leaching and detoxification circuits will be generated from an on-site oxygen plant. The oxygen plant will employ vacuum swing adsorption (VSA) technology and will produce an oxygen stream of 93% purity at 6 bar (g).

17.5.8 Power

The total installed power requirement for the process plant is estimated at 13.0 MW in Phase 1 and 14.2 MW in Phase 2. Further discussion regarding the power supply and distribution system is available in Section 18. Further discussion around the operating costs associated with the plant power consumption is available in Section 21.

Panuco Project	Page 358
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18 PROJECT INFRASTRUCTURE

18.1 Introduction

Infrastructure for the Panuco project will include on-site and off-site infrastructure such as civil workings, buildings and facilities, water and power supply systems, and other miscellaneous systems that support operations. The site infrastructure will include:

  Mine facilities, such as the paste plant, cement rockfill plant, truck shop, service bays, explosives storage, and other miscellaneous facilities.

  Process facilities include the process plant, crusher facilities, refinery, metallurgical and assay lab, mine workshop and warehouse.

  Tailings storage facility.

  Waste rock storage facility.

  Pre-production stockpile.

  Administration offices, and

  Mine, process administration facilities will be serviced with potable water, fire water, compressed air, electrical power, diesel, communication and sanitary systems.

Site selection was performed based the following criteria:

  Locating the facilities within the Vizsla claim boundary while maximizing the use of previously disturbed land.

  Locating the crushing and ROM pad sites near portals to minimize haulage distance.

  Arranging administration, offices and mine dry in close proximity to minimize footprint.

  Locate the process plant to take advantage of the natural topography and avoid water courses.

  Utilize the existing site access road to the greatest extent possible.

  Leverage the natural terrain to minimize TSD dam construction requirements.

  Proximity to the existing power line.

The Panuco site layout is shown in Figure 18-1 and process plant layout is shown in Figure 18-2.

Panuco Project	Page 359
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-1: Panuco Project Site Layout

Source: Ausenco, 2025.

Panuco Project	Page 360
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-2: Process Plant Layout

2110-HP-001
COARSE ORE HOPPER
2110-CR-001
PRIMARY CRUSHER
2130-CR-003
TERTIARY CRUSHER
2120-CR-002
SECONDARY CRUSHER
OFFICES
WAREHOUSE
MINEDRY
CHANGEHOUSE
CRUSHED ORE
STOCKPILE
EFFLUENT TREATMENT PLANT
OFFICE & ADMINISTRATION
BUILDING
REAGENT STORAGE AREA
2120-SC-001
SECONDARY SCREEN
2120-CV-009
SURGE BIN FEED CONVEYOR
MODULAR LAB
2210-CV-005
BALL MILL FEED CONVEYOR
ELECTRICAL
ROOM
2150-FE-002
SURGE BIN
2210-ML-001
BALL MILL
2510-TH-001
PRE-LEACH
THICKENER
2520-TK-004
LEACH TANK No. 4
SODIUM CYANIDE &
LEAD NITRATE
PREPARATION AREA
2520-TK-003
LEACH TANK No. 3
2520-TK-002
LEACH TANK No. 2
2520-TK-001
LEACH TANK No. 1
BARREN SOLUTION TANK
2720-TH-008
TAILINGS
THICKENER
FRESH FIRE
WATER TANK
FLOCCULANT
AREA
CONTROL ROOM
PROCESS
WATER TANK
REFINERY
PASTE AREA
(FUTURE)
CCD THICKENER
No. 5
CCD THICKENER
No. 4
CCD THICKENER
No. 3
CCD THICKENER
No. 2
CCD THICKENER
No. 1
CLARIFIER
PREGNANT
SOLUTION TANK
LIME PREPERATION AREA
POWERLINE
CORRIDOR
INFORMATION ONLY

Source: Ausenco, 2024.

Source: Ausenco, 2024.

Panuco Project	Page 361
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.2 Roads and Logistics

18.2.1 Site Preparation

Scrub brush clearing and topsoil removal are expected requirements to allow construction of the process plant and other site infrastructure. Site civil work includes design for the following infrastructure:

  Haul roads

  Light vehicle access roads

  Mine portal pads and process plant pad

  Water management ponds, ditches and diversion channels

  Tailings storage facility

  Waste rock storage facility and pre-production stockpile

18.2.2 Access to Site

The site is accessed by travelling 25 km east along Highway 15, then travelling 43 km northeast along Highway 40. This leads to an entrance to a gravel access road system that will be used to navigate across the property.

Highways 15 and 40 are part of the national highway system and are well maintained. Site access from Highway 40 will require construction of acceleration and deceleration lanes to minimize traffic disruption and provide protected left-turn access into the site.

The existing access road route will be utilized to the greatest extent possible, and will be upgraded including widening, installation of culverts as well as grading of corners to ensure suitability for daily operational traffic. Where the existing access road will not be used, new sections of the road will be constructed. The design prioritizes earthworks, allowing for 2-way traffic and a 15% max grade to ensure suitability for daily operational traffic.

18.2.3 On- Site Roads

Haul roads will be constructed between the Tajitos and Napoleon Portals, WRSF and Process Plant to a minimum 12 m width to allow for two-way haulage with 50 tonne class trucks. The roads within the process plant area will be integrated with the process plant pad earthworks and the designed with adequate drainage. The roads will allow access between the administration building, substation, explosive magazine and TSF will be limited to light vehicles with a combination of two lane and one lane sections. In the one-way sections pull offs will be constructed to allow vehicles travelling in opposite directions to pass.

The typical method of clearing, topsoil removal, and excavation will be employed, incorporating drains, safety bunds and backfilling with granular material and aggregates for road structure. The entrance to the process and mine site will be via the gatehouse.

Panuco Project	Page 362
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.3 Site Security

The security gatehouse will include steel gates, chain link fencing in specific locations, guard buildings, and guard towers. In addition, communications such as surveillance cameras and CCTV monitoring are included. Radios for communication, including radio booster stations are also part of the security plan.

18.4 Electrical Power System

18.4.1 Electrical System Demand

The average demand for the Panuco Project is estimated at 19.44 MW. The power demand for each phase is summarised in Table 18-1.

Table 18-1: Total Site Electrical Demand

Phase	Maximum Demand (MW)	Average Demand (MW)	Power Consumption (MWh/a)
1	21.32	15.44	135,228
2	27.76	19.44	170,294

Permanent electrical power is provided by transmission line and connects to the Comisión Federal de Electricidad (CFE) electrical grid. This assumes the right of way for transmission lines and estimated alignment and design. The switchyard will be fed by the incoming 230kV line from CFE grid. From this switchyard substation an additional 230 kV transmission line will lead to the main site substation stepping the power down to 13.8 kV.

18.4.2 Site Power Reticulation

Power for the on-site infrastructure will be fed to the facility electrical rooms at 13.8 kV using overhead distribution lines.

This 13.8kV power will be distributed to various areas on the project including the process plant, administration building, and the mining areas. Two distribution lines will be constructed at the project site to provide stepped down power to the site administration and process facilities, Tajitos and Napoleon portals.

The facilities at the TSF will be powered by diesel generators.

18.4.3 Plant Power Reticulation

Motor Control Centres (MCCs) at 4,160 V and 480 V housed within the electrical room strategically located throughout the process plant area will be used for process and non process loads. Power to the electrical rooms will be supplied by resistance grounded, oil filled distribution transformers located in the respective electrical room. All e-rooms will be adequately rated for the environment and outfitted with lighting and small power transformers, distribution boards, uninterrupted power supply (UPS) systems, fire alarm and detection and HVAC systems. To reduce installation time, electrical rooms will be prefabricated modular buildings installed on structural framework above ground level for bottom entry of cables.

Panuco Project	Page 363
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Additionally, electrical rooms will be located as close as practical to the electrical loads to optimize conductor sizes and minimum cable lengths.

Grounded pad-mounted and pole mounted transformers will be used to step down the voltage at the truck shop, crushers, process plant area and mine portals. Power will terminate at local 480 V distribution boards.

18.5 Support Buildings

Three types of buildings have been considered for the Panuco Project: modular, fabric, and pre-engineered. The buildings for each area are listed in Table 18-2.

Table 18-2: Panuco Building List

Building Name	Building Type	L (m)	W (m)	H (m)	Area (m2)
Mine Truck shop	Fabric	16.8	14.6	8	245
Merril Crowe & Refinery	Pre-engineered	33	24.5	7	808
Offices and Administration Buildings	Modular (12 units)	12	28.8	2.4	345
Workshops & Warehouses	Fabric	31	14.6	8	452
Metallurgical Laboratory	Modular	15	9	2.6	135
Gatehouse	Modular	5.5	3.6	2.5	20
Plant Change house	Modular (4 units)	12	9.6	2..4	112
Mine Dry/Change house	Modular (10 units)	12	24	2.4	280

Additional buildings on site include electrical rooms, explosive magazines, reagent storage and control rooms.

18.5.1 Gate House and Security

The gate house will be a security trailer office with a lockable gate and communications to the mine site. The security building will be a modular building located near the gate house. The facility will include rooms for personnel screening during rotations in and out of site. The facility will be equipped with fire protection and an alarm system.

18.5.2 Main Administration Building

The main administration building will be a modular building comprised of a change/lunch facility, offices, meeting rooms, washrooms, and medical facility. The building will be equipped with fire protection and alarm systems. The offices will have enough space for relevant employees. The medical facility will include first aid and emergency response rooms for on-site treatment and headquarters for the mine rescue team.

Panuco Project	Page 364
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.5.3 Truck Shops

The truck shop will be a pre-engineered building with an overhead crane, overhead doors, and fire protection and alarm systems. Several bay-doors will be provided for preventative and corrective maintenance, welding, truck washing and multi-purpose use.

18.5.4 Metallurgical Lab

The assay lab will be a modular building comprised of storage and office space, a scale room, an atomic absorption room, a wet lab and metallurgical labs. This building will be equipped with fire protection and alarm systems. The lab will require bottled nitrogen and ventilation hoods.

18.5.5 Refinery and Doré Room

The refinery and doré room will be constructed with thick concrete floors and walls, entry/exit gates, CCTVs, motion sensors and alarms. The facility will be monitored 24 hours a day by security personnel and will have restricted access. Fenced areas will be provided for controlled entry and exit of the armoured transport vehicles used for doré transportation.

18.5.6 Accommodation

No camp accommodation is planned for the project as workers will reside in, and commute from, nearby communities.

18.5.7 Fuel System

Fuel will be delivered to the project site by tanker truck to service mine equipment and mobile fleet. The fuel storage system will consist of above ground tanks.

Diesel fuel will be stored on site adjacent to the truck shop for heavy and light vehicles. The fuel supply system will be provided by a fuel supplier and include offloading pumps, dispensing pumps, associated piping and an electronic fuel control and tracking system.

18.6 Mine Infrastructure

18.6.1 Explosives Storage

A bulk explosives magazine will be located on the site at a location that will meet all regulatory requirements. There will be one bunker for bulk explosives and a second bunker for high explosives (blasting caps and boosters) and consumables (firing line, non-electric cords, and delays). The surface magazine has been sized to hold 120,000 kg of bulk emulsion, which would translate to three weeks of planned underground production. A magazine of this size would need to be 1.1 km away from inhabited buildings, traffic, fuel storage and power lines.

An underground powder magazine and cap magazine will also be constructed for storage of explosives needed in early production years.

Panuco Project	Page 365
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.6.2 Stockpiling

Mineralized material will be stockpiled at the ROM pad and segregated based on grade to allow for prioritization of high and medium grade material. Low grade mineralized material will be stockpiled near the Copala portal where it will feed the mill to maintain the mill capacity. The low-grade stockpile will reach a maximum capacity of 600,000 t in Year 5 of the mine plan and will be drawn down to elimination over the life of the mine. Despite acid rock drainage not forecast to be a concern for the Panuco project, contact water channels will capture and manage any runoff from the ROM pad.

18.6.3 Mine Dewatering

Mine dewatering will be facilitated by a system of sumps and submersible pumps. Sumps are designed off of all level access drifts in the mine schedule. Submersible trash pumps situated within each of the sumps will be activated by float switches to run as required. The size and specifications of the pumps will be determined based on ground water inflow prior to and during operations.

18.6.4 Cemented Rock Fill Plant (CRF)

Cemented rock fill will be produced by combining waste rock with a cement slurry to create a structural fill material for underground stopes. Waste rock will be sourced from development headings and WRSF, then transported to the CRF mixing station. At the station, rock will be sized and blended as required before being charged into the mixer.

A cement slurry, prepared from binder and water in a dedicated mixing tank, will be added to the rock during mixing to achieve the specified strength requirements for the stope design. The mixed CRF will then be hauled underground using load-haul-dump (LHD) units or trucks and placed in the designated stope.

The CRF system will include the following major components:

  Waste rock crushing station

  Cement slurry preparation and storage tanks

  CRF mixing station

  Distribution and placement equipment

18.6.5 Paste Backfill Plant

Thickened tailings from the process plant will be pumped to a paste backfill plant as needed. The tailings will undergo additional dewatered using a disc filter to achieve the targeted percent solids. The material will then enter the paste mixer where binder from a storage silo will be added to achieve the desired paste recipe required for the stope being filled.

The prepared paste will be pumped through a distribution network using a high-pressure positive displacement pump. If the paste pump fails, a high-pressure cleaning pump will flush water from a storage tank through the piping system to prevent hardening of paste in the lines.

Panuco Project	Page 366
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The paste backfill plant will be supplied as a vendor package and include the following major equipment:

  Binder Silo

  Disk Filter and Vacuum Pump

  Paste Mixer

  Paste Pump

  High Pressure Flush Pump.

18.7 Water Supply

Water will be sourced from the UG workings, tailings storage facility and paste plant reclaim water, and site water collection ponds which will be supplemented by water from the Panuco River as required. The water will be transported across the project area through pumps. A total of 13.4 km of overland and buried water pipelines will be installed from the various water sources to the process water tank, fire water tank, and potable water treatment plant as required. This water will be the source of potable and fire water on site, used for administration buildings and process plant.

18.8 Off-site Infrastructure

18.8.1 Plant Nursery

A plant nursery (Refer to Figure 18-3) in the nearby town of Copala, with species from and weathered with the soil type and pH in the area, will be used to ensure the long-term remediation and conserve flora rescued from the areas where infrastructure, including the processing plant, roads, slopes, bridges, tailings facility, and power lines, will be built. More than 4,000 plants with a variety of 19 species from the Panuco-Copala basin have grown in the nursery since late 2023.

Panuco Project	Page 367
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-3: Plant Nursery

Source: Vizsla, 2024.

18.9 Tailings Storage Facility

18.9.1 Introduction

A desktop TSF siting and deposition technology study was undertaken during the PEA. Ausenco analysed satellite imagery and topographic maps to identify potential TSF sites within a 10 km radius of the proposed plant site. The project's physiography features rugged, mountainous terrain and a complex network of streams. Figure 18-4 shows the general physiographic and hydrogeological setting.

Panuco Project	Page 368
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-4: TSF General Layout

Source: Ausenco, 2025.

The total tailings produced over the LOM is 12.8 Mt, of which 9.3 Mt will be stored in the tailings storage facility, and the rest will be used for paste backfill. The general design criteria for the siting study assumed a tailings storage requirement of 9.3 Mt for a surface tailings facility.

The tailings siting study also examined deposition technologies for slurry and filtered tailings, as well as placement in a TSF or a dry-stack tailings facility (DSTF). The area features rugged mountainous terrain, with low tailings-to-dam ratios for slurry tailings. The filtered tailings for the size of the project were excluded due to the high overall cost of this option for a low life-of-mine storage requirement.

The final location of the TSF is 2.5 km east of the process plant in a small watershed with the optimal local tailings-to-dam ratio. The TSF requires a single embankment to contain the LOM tailings, which will be constructed in phases. The TSF dam ranges in height from 28 to 64 m to hold the necessary volume of tailings.

Panuco Project	Page 369
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.9.2 Site Conditions

18.9.2.1 Regional Geology

The Panuco Project is situated along the western margin of the Sierra Madre Occidental (SMO), a large igneous province in western Mexico shaped by three major magmatic episodes from the Late Cretaceous to the Miocene. The oldest, the Lower Volcanic Complex (LVC), includes andesitic volcanic rocks and intrusive bodies, such as the San Ignacio batholith. Above it lies the Upper Volcanic Supergroup (UVS), primarily composed of rhyolitic ignimbrites and tuffs, followed by post-subduction alkali basalts associated with the opening of the Gulf of California. The region is structurally complex, featuring north-northwest trending normal faults and grabens formed during Basin and Range extension. The basement rocks consist of Jurassic to Early Cretaceous metasediments and granitoids of the Tahue terrane. These geological features host the epithermal silver-gold vein systems.

18.9.2.2 Site Specific Geology

The geology at the Panuco Project features a complex structural and lithological framework hosting multiple epithermal silver-gold vein systems. Mineralization mainly occurs in andesitic volcanic rocks and diorite intrusions of the Lower Volcanic Complex, along with rhyolitic tuffs and domes from the Upper Volcanic Supergroup. The primary mineralized structures, such as the Napoleon, Copala, Tajitos, and Cristiano veins, are controlled by reactivated Laramide-age faults and later extensional tectonics. These structures have various orientations and dips, with the Napoleon vein system notably tilting southward and Copala forming a low-angle structure bounded by steeper veins. Mineralization is found in quartz veins and breccias, often displaying multiple quartz generations and associated sulfides like pyrite, acanthite, galena, and sphalerite. Propylitic assemblages with silicification and clay gouge zones, adjacent to mineralized faults, mainly characterize the alteration.

18.9.2.3 Seismicity

The Panuco Project is situated in an area with moderate seismic activity caused by the tectonic movements of western Mexico, where the North American Plate interacts with the Cocos Plate along the Middle America Trench.

18.9.2.4 Geotechnical Investigation

There has been only one investigation campaign targeting the TSF and WRSF at the Panuco project, which began in 2025 and is still ongoing at the time of this writing. Additional targeted site investigations are planned for the detailed engineering and commissioning phases to refine the designs presented in this document. The investigations completed as of July 1, 2025, are summarised in Table 18-3.

Table 18-3: Geotechnical Field Exploration Completed to Date

Investigation Type	Number Completed to Date
TSF
Boreholes	8
Test Pits	6

Panuco Project	Page 370
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Investigation Type	Number Completed to Date
Geophysics Lines	2
WRSF
Boreholes	4
Test Pits	7
Geophysics Lines	2

18.9.2.5 General Conditions

The types of materials encountered during the project geotechnical investigation can be categorized into three geotechnical units:

  Soft soils, averaging 2.7 m in thickness, have low strength and are highly weathered, which makes them easy to excavate.

  Fractured rock, ranging from 25 to 30 m in thickness, is highly fractured, moderately to highly weathered, with a fair rock quality designation indicating low to intermediate strength and moderate excavation difficulty.

  Competent rock, with a thickness of 3 to 9 m, extends over 30 m in depth. It features low fracturing and weathering, high to very high strength, and good rock quality.

Two (2) vibrating wire piezometers (VWP) and two (2) Casagrande standpipe piezometers were installed to monitor groundwater levels in the TSF.

18.9.3 TSF Design Basis

18.9.3.1 Regulatory and Guidance

The TSF design criteria conform to industry-accepted best practices, regulatory standards, national and international guidelines. Where design criteria overlap, the most stringent requirements have been applied to the project. Local regulations and standards incorporated into the design include:

  Comisión Nacional del Agua (CONAGUA).

  Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT).

  Canadian Dam Association (CDA, 2019).

18.9.3.2 TSF Consequence Classification

The TSF consequence classification, based on CDA guidance, has been identified as Very-High, and the Mexican Regulations have been identified as Medium. A detailed Dam Breach Assessment (DBA) will be conducted before detailed design, in accordance with CDA guidance. This classification is used to set the design criteria for the TSF and supporting infrastructure.

Panuco Project	Page 371
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.9.3.3 Design Criteria

The proposed process plant is located 2.5 km west of the TSF. The process will generate a slurry tailings stream to be partially used for paste backfill and the remainder placed in a surface storage facility. General Design criteria included:

  Required storage of 9.3 Mt of tailings

  The average annual tailings deposition rate is approximately 1,160 Mt

  Slurry percent solids 50%

  Tailings dry density of 1.45 t/m3

  Subaerial deposition

  Limiting watershed disturbance to a single catchment basin

  Limiting impacts on wildlife resources

  Designing for closure

  Embankment Factor of Safety (FoS) slope stability requirements based on National Regulations and CDA (2019) guidelines

  Static short-term greater than or equal to 1.3

  Static long-term (post closure) greater than or equal to 1.5

  Pseudo-static greater than or equal to 1.0

  Post-seismic greater than or equal to 1.2

  Short-term design seismic return period of ½ between 1:2,475 and Maximum Credible Earthquake (MCE) (or 1:10,000)

  Long-term design seismic return period of MCE or 1:10,000

  Contact water management requirements based on National Regulations and CDA (2019) guidelines
  TSF

  Inflow design flood is the probable maximum flood (PMF)

  Contain PMF within TSF

  Minimum freeboard for TSF is 3 m

  Transfer Pond
Panuco Project	Page 372
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Inflow design flood is 24 hr 100-year storm event

  Minimum freeboard for the pond is 1 m

  Non-contact water management

  Inflow design flood is the PMF

  Minimum freeboard is 0.3 m

The proposed TSF design assumptions include:

  Multiple embankment raises

  Starter rock shell dam with filter, GLC, and geomembrane along the upstream embankment face, transitioning to the centerline with a clay core and filters on both sides of the embankment, with rock shell on both sides of the raises.

  Embankment with 2.5:1 (H:V) upstream and downstream slope

  Max embankment heights range from 28 (starter) to 64m (ultimate) from crest to downstream toe.

18.9.4 Tailings Storage Facility Design

The project is located in a moderate seismic zone, and the embankments are constructed to comply with the National decree and CDA (2019) guidelines. The TSF measures 600 m long and 400 m wide, with its long axis running from southwest to northeast. The facility's depth ranges from 50 meters at the southwest end to 0 meters at the northeast end. The total volume over the entire life of mine (LOM) is 9.3 Mt. The final crest of the tailings dam will reach 617 meters above sea level (masl), including operational, stormwater, and freeboard considerations. The TSF consists of the following elements and ancillary infrastructure:

  TSF Embankment

  Impoundment Excavation

  Non-Contact Water Diversion Channel

  Seepage Collection System

  Transfer Pond

Panuco Project	Page 373
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-5: TSF Ultimate LOM Configuration

MIA
AUTHORIZED
POLYGON
DELINEATED
STREAMS
DELINEATED
STREAMS
NON CONTACT WATER CHANNEL
SEE DRAWINGS
TSF EMBANKMENT
SEE DRAWING
TAILINGS IMPOUNDMENT
TRANSFER POND
SEE DRAWING
FUTURE ACCESS
ROAD
150 0 150m
SCALE = 1:3000

Source: Ausenco, 2025.

Slurry tailings will be managed within an engineered rockfill embankment built using downstream and centerline methods. The initial embankment will store material for one year and will be later raised using the centerline method, including a geosynthetic liner system. The embankment will be made from materials excavated from the impoundment and diversion channel.

Subsequent raises will be built using the centerline method with engineered rockfill sourced from the impoundment. A geosynthetic liner system will not be installed in the centerline raises. A clay core, including appropriate filter zones, will be constructed to control the phreatic surface within the embankment, which will be connected to the liner system of the starter dam. The impoundment excavation is necessary to reach the target tailings storage capacity and to provide suitable materials for embankment construction. The diversion channel will be built to prevent surface water runoff from entering the impoundment. Contact water will be collected by a seepage collection system that directs it to the Transfer Pond before recirculating within the TSF.

Panuco Project	Page 374
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Tailings will be transported from the process plant to the TSF through a pipeline, which will discharge via multiple spigots along the embankment crest of the TSF. The excess slurry water will be reclaimed for processing through the reclaimed water system. The site-wide water balance discusses the available water from the TSF, including reclaimable slurry water and rainfall runoff.

The tailings deposition rate ranges from 90 kt/a to 1,235 kt/a. The projected TSF storage capacities are outlined in Table 18-4. Tailings are planned to be discharged at 50% solids with an overall dry density of 1.45 t/m3.

Table 18-4: Life-of-Mine TSF Tailings Deposition Schedule

Year	Annual Tailings Production (kt)	Accumulated Tailings Production (kt)	Annual Tailings Production (km3)	Accumulated Tailings Production (km3)
Y -1	90	90	62	62
Y 1	1,169	1,259	806	868
Y 2	1,001	2,260	690	1,559
Y 3	953	3,213	657	2,216
Y 4	1,176	4,389	811	3,027
Y 5	1,229	5,618	848	3,874
Y 6	1,215	6,833	838	4,712
Y 7	1,235	8,068	852	5,564
Y 8	1,220	9,288	841	6,406
Y 9	1,204	10,492	830	7,236
Y 10	313	10,805	216	7,452

18.9.4.1 Foundations Conditions

Based on the geotechnical investigation findings, the following stratigraphy was identified at the TSF area:

  Surficial soil (Geotechnical Unit I) is made up of well-graded sand and/or clayey sand.

  Weathered bedrock (Geotechnical Unit II): Consists of highly fractured bedrock.

  Fresh bedrock (Geotechnical Unit III): Characterized by fewer fractures.

The TSF area features overburden soils made up of well-graded sand and/or clayey sand, sitting on weathered, highly fractured bedrock, above fresh bedrock with fewer fractures.

Panuco Project	Page 375
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Generally, the overburden soils are between 2 and 6 m thick, and the weathered bedrock ranges from near the surface to 48.8 m deep in the TSF, while it varies from 3 to 10 m in the WRSF. Groundwater data was not available at the time of this report.

18.9.4.2 Material Types and Descriptions

The Panuco TSF is made up of various materials strategically placed to prevent seepage through the dam. Stage 1 configuration includes a geomembrane layer on the upstream side of the dam, in contact with the tailings. Subsequent dam raises involve the addition of rockfill and transition materials in contact with the tailings on the upstream side. These materials are described from the upstream to the downstream side of the dam.

  Stage 1:

  The upstream side of the dam will be lined with a geomembrane and a geosynthetic clay liner (GCL) to prevent seepage. Later, this geomembrane will be replaced by clay zone.

  A 4-meter-wide sand filter layer will be installed on the upstream side of the dam below the GCL. It will serve as a controlled vertical drainage path to prevent fines migration into the rockfill. This sand must be filtered compatible with the downstream rockfill.

  Rockfill material will be used for the main construction of the dam. Rockfill will be sourced from the TSF impoundment. The rock fill will consist of the upper rippable rock, approximately 10 to 15 m deep, based on the available geophysics.

  Stages 2 - 4:

  Rippable rockfill from the upstream side of the TSF impoundment will be used to build the dam shell.

  A clay zone, at least 4 m wide, shall be constructed along the centerline of the crest. This layer reduces high seepage rates through the dam that could destabilize the embankment; and prevents high flows through the dam.

  The sand filter shall be installed on both sides of the clay zone. This material prevents the fine clay particles from migrating into the rock fill, which could cause a piping failure.

Foundation materials are composed of weathered rock from the surface down to approximately 12 m deep. A phreatic surface was not identified in the field because phreatic levels were not measured during drilling.

18.9.4.3 Analysed Cross Sections

Stability and seepage analyses were performed on the highest sections of the TSF. This area represents the facility's tallest section. Foundation conditions were assumed to align with the summarised geotechnical investigation. The analyzed sections is shown on Figure 18-6.

Panuco Project	Page 376
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-6: TSF Typical Embankment Cross Section

Source: Ausenco, 2025

18.9.4.4 Seepage and Stability Assessment

Seepage and slope stability analyses were conducted using the Seep/W and Slope/W components of GeoStudio (Seequent, 2025a, 2025b), version 2025.1.1. Seepage analyses modeled steady-state conditions, assuming the geomembrane installed in Stage 1 functions as intended.

Seep/W models were integrated with Slope/W models to evaluate the slope stability of the TSF dam. Slope/W employed the Spencer method, which satisfies both force and moment equilibrium conditions within user-defined search limits. The TSF was analyzed under static, pseudo-static, and post-earthquake scenarios.

Pseudo-static analysis models a sliding mass subjected to horizontal acceleration equal to half of the selected peak ground acceleration (PGA) (Hynes-Griffin and Franklin, 1984). Pseudo-static analyses for this project used a Very-High risk classification with a PGA equal to half the difference between the 2,475-year and 10,000-year return periods, or 0.128 g.

Post-seismic analyses were performed to assess their behavior following a seismic event.

Panuco Project	Page 377
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.9.4.5 Slope Stability Results

Stability of the TSF embankment was evaluated using the limit-equilibrium modeling software Slope/W (Geostudio, 2018) for the following scenarios:

  Static: effective friction angles applied to tailings embankment; no seismic loading,

  Pseudo-static: rockfill effective friction angle with the design horizontal seismic coefficient equal to 50 % of the peak ground acceleration.

Stability analyses were performed for both static and pseudo-static conditions, with calculated factors of safety (FOS) exceeding the minimum required values according to CDA guidelines. The tailings embankment is designed to withstand potential dynamic displacement without releasing tailings during the maximum design earthquake event. The embankment stability analysis surpasses both static and pseudo-static CDA guidelines.

18.9.5 Embankment Configuration

The embankment will be built using downstream and centerline methods. All phases include a 15-meter crest width to accommodate light vehicle traffic and deposition equipment. The upstream and downstream slopes are set at 2.5 horizontal to 1 vertical (2.5H:1V).

Stages 1A and 1B will consist of rockfill with an upstream geosynthetic liner system composed of an LLDPE liner above a GCL. This will be covered with 4 meters of filter sand and embankment rockfill. Subsequent stages include a rockfill embankment with a 4.6-meter sand filter, a 2.2-meter-wide clay core protected by a sand filter (4.0 meters upstream; 4.6 meters downstream). The crest of each stage features a 15-cm road wearing course for trafficability.

The foundation will be prepared by clearing and grubbing the vegetation, removing unsuitable material, and proof rolling the top 0.5 meters of the suitable foundation material (i.e., removing any soft spots).

18.9.6 Impoundment Excavation Configuration

The impoundment excavation has been planned to provide the necessary tailings capacity while also creating embankment fill. Based on initial geotechnical investigations, it is assumed that the top 0.3 meters is topsoil and will be stockpiled for closure purposes. The underlying 1.2 meters of material is unsuitable for embankment fill and will be excavated and stored outside the TSF footprint. The excavation will reach an average depth of about 9.3 meters below the current ground surface for use as embankment fill.

The bulk excavation will occur in four stages. The first stage will produce fill materials for the embankments in Stages 1A and 1B, supplemented by suitable material from the diversion channel excavation. The subsequent excavation stages will correspond with later embankment raises, as shown in Figure 18-7.

Panuco Project	Page 378
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-7: TSF Impoundment Excavation Plan

MIA
AUTHORIZED
POLYGON
TSF FOUNDATION
EXCAVATION - STAGE 3
TSF FOUNDATION
EXCAVATION - STAGE 4
TSF FOUNDATION
EXCAVATION - STAGE 2
TSF EMBANKMENT
STAGE 1A FOOTPRINT
TSF FOUNDATION
EXCAVATION - STAGE 1
B

Source: Ausenco, 2025

A detailed excavation plan will be developed in later design phases, taking into account the geotechnical investigation results and the updated production schedule.

Panuco Project	Page 379
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.9.7 Contact Water Management

Contact water is any water that mixes with tailings and must be treated before discharge. The sources of this contact water include direct precipitation below the diversion channel (refer to Section 18.9.11) and liquids in the tailings slurry. Contact water is collected within the Seepage Collection System (SCS), reports to the Transfer Pond, and is then recirculated to the TSF operating pond, as discussed herein.

18.9.8 Seepage Collection System

The rockfill embankment features a basal underdrain at the valley low point (e.g., "Thalweg"), which consists of dual-walled HDPE corrugated perforated pipes encased in drain rock and wrapped in a non-woven geotextile, as shown in Figure 18-8. Additional underdrains and/or blanket drains may be necessary depending on further geotechnical investigations and field conditions observed after Clearing and Grubbing activities. Geotechnical seepage analysis indicates a maximum seepage rate of 1.79x106 liters per day (L/d) for a total length of 295 m at Stage 4.

Figure 18-8: TSF Embankment Underdrain System

Source: Ausenco, 2025

Contact water will then report to the Transfer Pond (as discussed in Section 18.9.7) via solid pipes, and this detailed design will be performed during later design stages.

Panuco Project	Page 380
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The TSF impoundment is assumed to be free-draining, and the seepage will be allowed to infiltrate into the basin. The TSF impoundment may require additional drains to be installed based on the findings of further geotechnical investigations and permitting requirements.

18.9.9 Transfer Pond

The Transfer Pond is a structure lined with HDPE, within the approved disturbance limits. It has a crest elevation of 512 masl and a volume of 5,961 m³ (5.9 million liters). The pond does not have an emergency spillway, and water must be recirculated to the TSF operating pond.

The maximum seepage reported to the transfer pond is approximately 1.79 x 106 L/d, based on geotechnical seepage analyses. The current pond configuration does not account for the inflow volume from a 100-year storm event, and additional surface water management measures will be developed in later design stages to prevent non-contact water from entering the Transfer Pond.

18.9.10 TSF Supernatant Pond

The TSF supernatant pond (i.e., "Operating Pond") has been designed to stay within the northern section of the TSF impoundment, away from the embankment. This is intended to promote embankment geotechnical stability by preventing pore pressure buildup and encouraging tailings consolidation near the embankment. The maximum permitted operating water volume is 75,000 m3.

In later design stages, a barge system will be developed to maintain the maximum operating volume by recirculating supernatant contact water to the process facility or for treatment and discharge.

18.9.11 Non-Contact Water Diversion Channel

Non-contact water, such as precipitation and runoff, will be managed using a Non-Contact Water Diversion Channel built around the TSF impoundment. The nearly 2.4 km channel has been designed within approved disturbance limits and includes a 4-foot-wide access road for light vehicle traffic to support maintenance and monitoring activities during operations.

The channel has been designed to accommodate the PMF event, as the facility is located within a Federal Zone, as identified by CONAGUA and SEMARNAT. The channel will be trapezoidal and constructed in cut to minimize the need for armoring. Any parts of the channel not built within intact bedrock will be armored with concrete canvas, which is assumed to be about 20 % of the total length. Outlet structures will be designed in the next stage to prevent erosion.

18.9.12 Instrumentation and Monitoring Plan

The geotechnical instrumentation and monitoring plan follows industry best practices to track the facility's performance during construction, operations, and closure phases. A comprehensive instrumentation and monitoring plan will be developed in the later design stages and included in the Operations, Surveillance, and Monitoring (OMS) Manual. The program includes 21 vibrating wire piezometers, 5 inclinometers, and 25 survey monuments.

Panuco Project	Page 381
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.9.13 Tailings Disposal Closure

The TSF closure will involve removing the tailings discharge pipeline, water reclaim pipeline, and reclaiming any roads not needed for post-closure monitoring. The tailings will be capped with waste rock, soil, and vegetation.

18.10 Waste Rock Storage Facility

The Panuco project will have a surplus of waste rock produced. This will be placed in waste rock storage facilities (WRSF) on surface. A portion of waste rock stored in this facility will be utilized for various surface operations along with being utilized for underground backfill. The WRSF during the life of mine will store a maximum amount of 1.1 Mt and at closure the final amount stored is approximately 0.64 Mt.

The WRSF consists of the following elements and supporting infrastructure:

  Underdrain

  Non-Contact Water Diversion Channel

  Contact Water Collection Pond

Waste rock from underground mining will be transported and placed in the WRSF. Before placement, the site will be cleared, grubbed, and stripped of vegetation and debris, with topsoil saved for closure. The subgrade will then be scarified and recompacted. A surface water diversion will be built to prevent runoff from entering the WRSF.

An underdrain system will be installed to promote proper drainage within the facility and to manage contact water. Contact water is directed to the Contact Water Pond before recirculating to the process plant. The facility's general layout is shown in Figure 18-9.

Temporary stockpiles from environmental clearance and topsoil removal will be created during the construction of these facilities to store material needed for progressive closure. Tree removal/harvesting, clearing, grubbing, and top-soil removal will be completed before production begins. Recovered materials will be stored and later used to gradually close the lifts below, which have already been finished.

Panuco Project	Page 382
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-9: WRSF LOM Configuration

Source: Ausenco, 2025

18.10.1 Design Criteria

The key design criteria for the WRSF are as follows:

  Maximum storage required of 1.1 Mt of waste rock

  The average annual storage volume varies

  Waste rock dry density of 2.00 t/m3

  Limiting watershed disturbance to a single catchment basin

Panuco Project	Page 383
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Limiting impacts on wildlife resources

  Designing for closure

  WRSF Factor of Safety (FoS) slope stability requirements based on guidelines for mine waste dump and stockpile design (2017)

  Static short-term and long-term greater than or equal to 1.4 to 1.5

  Pseudo-static greater than or equal to 1.1 to 1.15

  Post-seismic greater than equal to 1.2

  The design seismic return period of 1:475

  Contact water management

  Inflow design flood is 24- hour 1:100 year

  Minimum freeboard for TSF is 1 m

  Non-contact water management

  Inflow design flood is 24- hour 1:100 year

  Minimum freeboard is 0.3 m

18.10.2 WRSF Foundation Conditions

The WRSF was developed in accordance with the established design criteria above. The following sections summarise the geotechnical analyses conducted. According to the geotechnical investigation, the following stratigraphy was identified at the WRSF area:

  Surficial soils (Geotechnical Unit I): Consisting of silty gravel with some to trace amounts of sand.

  Weathered Bedrock (Geotechnical Unit II): Composed of highly fractured bedrock.

  Fresh Bedrock (Geotechnical Unit III): Intact bedrock with minimal fracturing.

The WRSF area is characterized by overburden soils made up of silty gravel with some traces of sand, sitting on weathered, highly fractured andesite bedrock. An exception near the left abutment of the proposed dam, where mudstone lies beneath the andesite about 2 m below the surface.

Generally, overburden soils are 1 to 3 m thick, while weathered bedrock extends from 3 to 10 m.

18.10.3 Stability Analysis

Stability analyses were performed on a section representing the facility's maximum slope height. Foundation conditions were assumed to be consistent with the geotechnical investigation. The section analysed for the WRSF is shown in Figure 18-10.

Panuco Project	Page 384
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.10.3.1 Stability Assessment

As part of the WRSF design, Ausenco conducted a stability analysis under static conditions using Geostudio (Version 2023.1.2) Slope/W stability software. The Spencer Method, Limit Equilibrium Method (LEM), was used to analyze the stability of the WRSFunder static, pseudo-static, and post-seismic conditions. Results from in-situ, laboratory, and geophysical tests were used to develop a geotechnical characterization of the foundation and the facility's physical and mechanical properties. Stability analyses were performed on one critical section of the WRSF. Figure 18-10 illustrates the critical section.

Figure 18-10: WRSF Slope Stability Section

Source: Ausenco, 2025

The main goal of the stability analysis was to assess slope stability during waste rock deposition and after closure by calculating the Factor of Safety (FoS) against non-circular and rotational failures. The FoS values were determined using geotechnical material properties obtained from field and laboratory programs, as well as geophysical data within the LEM model.

The WRSF deposition process was modeled in stages to represent stacking sequences. While the construction timeline aligned with the stacking process, the lift thickness in the model was adjusted based on the final height at each stage to achieve the required FoS. A minimum FoS of 1.30 was maintained for bench face slopes and 1.5 for the overall slope under static conditions. For pseudo-static conditions, a minimum FoS greater than 1.0 was used, and a post-seismic FoS of 1.2 was required. Based on the stability analyses, the WRSF meets the stability design criteria.

Panuco Project	Page 385
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.10.4 WRSF Staging Storage Curve

The construction of the WRSF will be carried out in multiple lifts during mining operations at the Panuco Project. Waste rock will be placed in the storage facilities in a series of horizontal benches approximately 5 m high with bench widths of 3 m or more, as determined by stability analyses.

The waste rock brought to the surface will be placed in the waste rock storage facilities. In addition, waste rock stored in the WRSF will be used as underground backfill. The balance of waste rock produced, and the waste placed as backfill is shown in Table 18-5. By balancing underground backfilling with mined waste, surface disposal is minimized. At mine closure, 0.63 Mt of waste (317,500 m³) remains in the WRSF.

Table 18-5: Annual Balance of Waste Rock Stored in WRSF

Year	Waste Balance Stockpile (kt)	Waste Balance Stockpile (000 m³)
Y -2	339.9	170.0
Y -1	537.8	268.9
Y 1	498.4	249.2
Y 2	824.7	412.3
Y 3	1,067.7	533.9
Y 4	1,052.6	526.3
Y 5	938.8	469.4
Y 6	1,005.4	502.7
Y 7	1,007.6	503.8
Y 8	1,038.8	519.4
Y 9	719.9	360.0
Y 10	635.0	317.5

18.10.5 Configuration and Construction

Waste rock will be placed in controlled five-meter lifts and transported by the underground haulage trucks. A dozer will spread the lifts evenly, and the waste rock will be wheel-compacted by the haul trucks. As shown in Figure 18-11, there will be 3-m-wide benches every 5 m in height, with bench face slopes of 2.0:1 (H:V) and an overall slope of 2.6:1 (H:V).

Panuco Project	Page 386
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-11: WRSF Slope Configuration

Source: Ausenco, 2025

18.10.6 Contact Water Management

Contact water is defined as any water that mixes with waste rock and requires treatment before discharge. The sources of this contact water originate from direct precipitation below the diversion channel. Contact water is collected within the Underdrain System, reported to the Contact Water Pond, and then recirculated to the process plant, as outlined here.

18.10.7 Underdrain System

The WRSF includes a basal underdrain at the valley low point, such as the "Thalweg," which consists of primary and secondary drains that extend upstream along the valley. These drains are made of dual-walled HDPE corrugated perforated pipes encased in drain rock and covered with a non-woven geotextile. Additional drains may be required depending on further geotechnical investigations and field conditions after clearing and grubbing activities.

Contact water will then be directed to the Contact Water Pond via solid pipes, and this detailed design will be completed in subsequent design stages.

Panuco Project	Page 387
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.10.8 Contact Water Pond

The Contact Water Pond is an HDPE-lined structure built entirely within the approved disturbance boundary. The pond has a crest elevation of 407 masl and a capacity of 20,000 m³ (20 ML). The Contact Water Pond does not include an emergency spillway and is situated one meter below the crest. Its configuration is designed to handle the inflow volume from a 100-year storm event before discharging from the spillway.

18.10.9 Non-Contact Water Management

Non-contact water, such as precipitation and runoff, will be managed using a Non-Contact Water Diversion Channel built around the WRSF. The nearly 1.1-km-long channel has been designed within the approved disturbance limits and includes a 5-m-wide access road to support light vehicle traffic for maintenance and monitoring during operations.

The channel is designed to withstand a 100-year event. It will be trapezoidal and shaped to minimize the need for armoring. Any parts of the channel not built within solid bedrock will be armored with concrete canvas, which is estimated to make-up about 20% of the total length. Outlet structures will be designed later to prevent erosion.

18.10.10 Instrumentation and Monitoring

The instrumentation and monitoring plan aligns with industry best practices to oversee the facility's performance during construction, operations, and closure. A comprehensive instrumentation and monitoring plan will be developed in later design stages and included in the Operations, Surveillance, and Monitoring (OMS) Manual. The program consists of 5 vibrating wire piezometers, 1 inclinometer, and 16 survey monuments.

18.10.11 Closure Concept

The top of the WRSF will be graded to improve drainage. Topsoil will be spread over all exposed waste rock and revegetated. The construction of the WRSF allows for phased closure from the bottom up. Surface water management channels will be built on the WRSF benches to prevent erosion.

The Contact Water Pond will be removed, and the contact water will be passively treated and discharged downstream, as a long-term water treatment facility is not expected to be necessary.

This conceptual closure plan is preliminary because there is limited geochemical data on waste rock, operational procedures may change over time, and regulatory requirements could be updated.

18.11 Site Wide Water Management

18.11.1 Climate Data

Four different climate stations were evaluated for this project: two regional climate stations and two onsite weather stations. The location details of the stations and their vicinity to the project area are summarised in Table 18-6. The Potrerillos station (ID No. 25074), located in the municipality of Concordia, Sinaloa, was identified as the most representative for the site. Its selection is based on its proximity to the project area, similar topographic and climatic conditions, and its long period of record (1969-2024). While site specific meteorological data is available from the on-site weather stations, Tajitos and Napoleon, for the years 2022 and 2025, this data was not considered representative due to the short period of record.

Panuco Project	Page 388
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 18-6: Details of Climate Stations Including Name, ID, Coordinates, and Distance to Site

Name	ID	Location	Record Years	Latitude	Longitude	Altitude	Distance from the Site
Potrerillos	25074	Concordia, Sinaloa	1969-2018	23.454	-105.826	1572 m	12.48 km
Concordia (CFE)	25011	Concordia, Sinaloa	1961-2001	23.27083	-106.0675	141 m	19.58 km
On-Site Weather Stations	Napoleon Tajitos	Panuco Site	2022-2024	404194 404431	2588593 2586544	-	N/A

According to data from the Potrerillos weather station (1969-2024), the average annual precipitation is approximately 1,278.5 mm, with values ranging from 690.4 mm to 2,296.6 mm. Rainfall is typically concentrated between June and October, with July as the wettest month, while the driest period occurs from March to May. Dry and wet year precipitation values were identified from the historical records of the Potrerillos weather station (ID No. 25074), covering the period from 1969 to 2024. In this analysis, quartiles (Q1 and Q3) were calculated monthly, meaning that dry years were defined as those with monthly precipitation values below the first quartile, and wet years as those above the third quartile. The monthly precipitation records for the Potrerillos station are presented Table 18-7.

Table 18-8 presents the Intensity-Duration-Frequency (IDF) values, which indicates the expected rainfall intensity for various durations (e.g., five minute) and return periods (or recurrence interval; the average time between occurrences of an extreme natural event, such as a 100-year flood, indicating its statistical frequency of reoccurrence) as well as the overall point precipitation for the events.

Table 18-7: Monthly Average Precipitation for the Potrerillos Station

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Average Year Precipitation (mm)	38.4	19.3	8.8	3.3	6.3	142.3	350.5	279.9	241.5	101.9	49.7	36.6	1278.5
Wet year precipitation (mm)	83.6	14.5	11.0	6.8	6.8	199.3	409.8	350.2	291.8	128.7	80.4	55.8	1638.6
Dry year precipitation (mm)	20.5	29.0	6.6	0.8	1.7	86.9	314.1	238.6	148.3	46.9	15.6	28.4	937.3

Panuco Project	Page 389
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 18-8: Intensity-Duration-Frequency (IDF) Values for Panuco Site

Return Period	2	10	25	50	75	100
Rainfall (mm)	94.01	162.67	197.22	222.86	237.76	248.30
5 min	0.33	0.56	0.68	0.77	0.83	0.86
10 min	0.65	1.13	1.37	1.55	1.65	1.72
15 min	0.98	1.69	2.05	2.32	2.48	2.59
30 min	1.96	3.39	4.11	4.64	4.95	5.17
1 hr	3.92	6.78	8.22	9.29	9.91	10.35
2 hr	7.83	13.56	16.44	18.57	19.81	20.69
12 hr	47.00	81.33	98.61	111.43	118.88	124.15
24 hr	94.01	162.67	197.22	222.86	237.76	248.30

18.11.2 Water Management Strategy

Water management at the Panuco mine site requires consideration of the water flows between facilities and the associated catchment areas. Surface water runoff that comes into contact with disturbed areas will need to be managed prior to being released to the surrounding environment. The general site-wide water management strategy and flow balance is shown in Figure 18-12.

The overall water management strategy for the site aims to accomplish the following:

  Capture and attenuate contact runoff from disturbed areas including the WRSF, CRF, preproduction stockpile and areas of the Process Area where mining material is stored/handled.

  Provide sufficient on-site water for process requirements.

  Provide freshwater make-up water for processing and site consumption purposes.

  Treat excess water utilizing modular treatment plant prior to discharge to the environment.

Panuco Project	Page 390
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-12: Water Management Flow Schematic

Source: Ausenco, 2025.

18.11.3 Ponds

Runoff from disturbed areas will be collected in ponds via gravity. Contact water will be pumped to the process tank for use in the process plant or sent to treatment prior to release to the environment. Excess flows will be sent to the TSF for storage until capacity becomes available in the treatment plant. Collection ponds have been sized to store runoff from a 1/100-year, 24-hour storm event.

A summary of the ponds and their function and parameters is shown in Table 18-9.

Panuco Project	Page 391
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 18-9: Pond Summary and Function

Pond	Total Pond Capacity (not including freeboard) (m3)	Operational Storage Volume[1] (m3)	1/100-year Design Storm Volume (m3)	Catchment Area		Operational Philosophy/Purpose
				Contributing Area (ha)	Outlet Configuration
Transfer Pond	5,961	4,460	19,400(2)	13.3	Pumped to TSF	Captures seepage from the TSF.
Process Pad Pond	9,383	9,200	9,200	4	Pumped to process water tank or TSF	Capture contact run-off from the Process Pad, Truck shop and CRF Pad
Preproduction Stockpile	5,000	5,000	5,000	3	Pumped	Storage of surface runoff from preproduction stockpile
WFSF Waste Rock Storage Facility (WRSF) Pond	20,009	16,770	20,009(2)	10.8	Pumped to Process Plant Tank	Storage of surface runoff from WRSF
Truck Shop Pond	350	350	350	0.36	Pumped to process pad pond	Attenuates flow before being pumped to process pad pond
TSF Supernatant Pond	243,500	75,000	243,500(3)	30	Pumped to Process Plant Tank or Water Treatment Plant	Storage requirement for PMP run-off

Note:

1. Operational storage volume to be used to capture/store water for dry season. Forecasting and active pond management will be required to ensure readiness larger storm events.

2. MIA footprint limited the size of the FS ponds; storage capacity is less than 1/100 year. Design storms to be managed via pumping to process/TSF to create additional storage during design event.

3. PMP volume to be retained in TSF

18.11.4 Non-Contact Diversions

To reduce the amount of contact water that needs to be managed, non-contact water will be intercepted and routed around mining infrastructure. Runoff from haul roads have been considered non-contact water and will be discharged directly into the environment.

18.11.5 Underground Water

Underground dewatering rates were estimated from numerical modelling (refer to Section 18.12). Underground water demands for equipment use was provided by mining plus. A summary of underground water is shown in Table 18-10.

Panuco Project	Page 392
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 18-10: Summary of Underground Dewatering and Equipment Demands for Average Conditions

Year	Estimated Dewatering Rate	Estimated Underground Water Demand
	Combined inflow (L/S)	Napoleon (L/s)	Copala (L/s)
Y -2	11	0.0	3.9
Y -1	16	0.0	6.2
Y 1	22	0.0	10.7
Y 2	29	3.1	12.5
Y 3	32	3.9	13.8
Y 4	33	6.3	15.2
Y 5	34	8.7	11.4
Y 6	35	11.2	8.1
Y 7	37	10.9	8.9
Y 8	40	14.6	4.9
Y 9	41	9.8	2.5
Y 10	39	4.7	2.0

18.11.6 Make-up Water

Make-up water is required for use in the mill, predominantly as a medium to transport the tailings slurry to the TSF or for use in the backfill paste. This water is required to make-up for water lost in the TSF that is not available for reclaim (i.e. lost to pore space, seepage, etc.). Water is needed to top up the freshwater/fire water tank and to use for process plant distribution. Based on the anticipated water quality of the contact ponds from available data, the contact water should be of sufficient quality to use in the freshwater tanks and therefore all site water has been considered make-up water. Estimated make-up water required is shown in Table 18-11.

Table 18-11: Make-up Water Required

Year	Process Water Make-up
	Contact Water (L/s)	Freshwater (L/s)
WOL Design (Years 1 to 3)	15.03	54.1
Float Leach (Years 4+)	18.23	65.6

18.11.7 Site Wide Water Balance

A site-wide water balance was developed based on the water management strategy to quantify the amount of runoff generated from disturbed areas and inform water management infrastructure design and pumping rates. The climatic model considered deterministic scenarios using precipitation for average year.

Panuco Project	Page 393
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Runoff from the WRSF, Preproduction Stockpile and Process Pad/Truck Shop/ CRF Pad were estimated using runoff coefficient according to mine facilities characteristics. Pumps were sized to maximum the attenuation of each pond thereby reducing the pumping requirement as much as possible. Contact water will be pumped to the process tank for use, sent for treatment prior to being discharged or sent to the TSF for storage. The combined available contact water inflow (from contact ponds, free water in the TSF) and the combined outflows (reclaim, evaporation, process make-up) is shown in Figure 18-13.

Figure 18-13: Surface Water Flow Summary

Source: Ausenco, 2025.

The results of the water balance indicate there is a surplus of available contact water for make-up water throughout the wet season; however, there is a deficit during the dry season. The TSF will need to retain around 90,000 m3 of water during the wet season which will be drawn down seasonally via reclaim and process demands. While the original design intent was to store 75,000 m3 of water, transient/temporary seasonal storage of additional water is possible with the TSF configuration.

It is estimated that a peak of 48,000 m3 of water will be required during the driest month from a source other than the contact ponds and TSF. Based on the hydrogeological modelling and the water balance, there is sufficient underground water available to make up the seasonal deficit. Underground water will be pumped to the process water tank as needed to augment process water requirements.

Panuco Project	Page 394
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Dewatering from the Napoleón and Copala portals will be pumped to clear box decanters near the portal. The water will either be used for construction, dust suppression, pumped to the process tank for make-up requirements or released to the environment. The available underground water and its uses are shown in Figure 18-14. it is anticipated that the site will operate as a net zero facility, where water generated onsite (surface and underground dewatering) will provide sufficient mine water and external sources are not required.

Figure 18-14: Underground Water Summary

Source: Ausenco, 2025.

18.11.8 Water Treatment

It is understood that the underground water from the on-going test mine is being treated by container settling, including coagulation and flocculation for sediment using a clear box decanter, prior to being discharged to the environment. It is anticipated that, assuming future groundwater quality investigations and characterization confirm suitability, this treatment will continue as the mine is developed and the underground water is not planned to be incorporated or integrated into the rest of the mine water management strategy. At this stage, the underground water will be recycled for underground equipment use, used for construction activities and be available for dust suppression during operations. Excess water will be released to the environment.

Panuco Project	Page 395
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Based on the results of preliminary geochemical characterization of waste rock and tailings samples, it is anticipated that mine waste rock may pose a risk of metal leaching / acid rock drainage (ML/ARD). At this stage, contact water has been considered to be of sufficient quality for use in the process plant; however, the suitability of this water should be further quantified to verify it does not need treatment prior to use in mining operations.

18.12 Hydrogeology

An assessment pf hydrogeological conditions is required to provide estimates of dewatering requirements for the mines as well as determine groundwater quality. The dewatering rates are inputs to the site water balance while groundwater quality data is required in the assessment of the suitability of groundwater for site use and disposal treatment requirements.

18.12.1 Field Investigations

During the 2023-2024 field campaign conducted by SRK Consulting (Canada) Inc. (SRK), a total of 11 geotechnical and hydrogeological drilling operations were carried out, resulting in the installation of four vibrating wire multilevel piezometers (VWP), with three sensors installed on each multilevel piezometer. Of these 11 piezometers, five were located in the Copala mine area and six in the Napoleon mine area. During the investigation, a total of 67 hydraulic tests were conducted, of which 56 tests exhibiting a moderate to high level of confidence were selected.

Vizsla conducted a hydrogeological and geotechnical drilling campaign, in which five Casagrande-type piezometers have already been installed within the study area of the conceptual hydrogeological model. Field work is ongoing with pumping tests to validate numerical modelling predictions and to provide additional calibration data for the numerical model.

A summary of hydraulic conductivities derived from the field investigations is presented in Table 18-12.

Panuco Project	Page 396
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 18-12: Hydraulic Conductivities of Hydrogeological Units

Hydrogeological Unit	Type of aquifer by Lithology	Geological Unit	Lithological Description	Hydraulic Conductivity (m/s)			Relative Hydraulic Conductivity Brassington (2007)
				Minimum	Mean Geometric	Maximum
UH Volcanics	Aquitard	Andesic tuff	Volcanic rock formed from ash and solidified lava of andesitic composition.	1.60E-09	3.74E-08	4.25E-06	Low
		Rhyolitic lapilli tuff	Volcanic rock formed from ash and solidified lava of rhyolitic composition.	1.00E-10	3.58E-08	4.28E-06	Low
		Lapilli tuff rhyolitic VS	Volcaniclastic rock of aquatic origin formed by the accumulation of ash and solidified lava of rhyolitic composition.	-	5.00E-08(*)	-	Low
		Dacite	Volcanic rock formed from ash and solidified lava of dacitic composition.	-	1.00E-08(*)	-	Low
Fractured Intrusive UH	Aquifer	Granite	Intrusive igneous rock granite with a high degree of fracturing.	2.02E-05	5.18E-05	1.91E-04	Moderate
Intrusive UH	Aquitard	Greenstone	Compact diorite intrusive igneous rock with plagioclase and mafic minerals.	1.00E-10	1.48E-08	1.70E-06	Low
		Granodiorite	Compact intrusive granodiorite igneous rock with feldspar and quartz minerals.	-	1.00E-08	-	Low
UH Vetas	Aquifer	Quartz veins	Quartz veins filling fractures, presenting mineralization from hydrothermal solutions.	4.20E-08	1.03E-05	2.84E-04	Moderate
		Phreatomagmatic Breccias	Composed of gray quartz in the lower levels of vein structures. Barren to low-grade, quartz is typically white and is most common in the upper parts of veins and breccias.	-	1.00E-06(*)	-	Moderate
UH Metasediments	Aquaclude	Metamorphic and sedimentary rocks	Phyllite metamorphic rocks with intercalations of very competent sandstone sedimentary rocks.	-	1.00E-10(*)	-	Very low

Note: (*) Bibliographic data according to groundwater, Freeze and Cherry, 1979.

Panuco Project	Page 397
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

18.12.2 Interpreted Groundwater Flow

The direction of groundwater flow in the Panuco mine area is graphically represented with the groundwater elevation contours and flow direction in Figure 18-15 and Figure 18-16 from which the following can be inferred:

  Groundwater in the study area generally flows from the higher elevations in the east toward the Panuco River in the west.

  The recharge zones are in higher elevations to the east, north and south of the mine footprints.

  The groundwater discharges toward the Panuco River at the western limit of the model area.

  The main recharge zones are found in outcrops of quartz veins, phreatomagmatic breccias, and highly fractured granite; these materials owe their permeability to secondary porosity.

Panuco Project	Page 398
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-15: Potentiometric Contours and Flow Lines.

A
A'
NAP2023-006
NAP2023-005
NAP2023-004
NAP2023-003
NAP2023-002
NAP2023-001
COP2023-001
COP2023-002
COP2023-003
COP2023-004
COP2023-005
PZ-2024-002
PZ-2024-003
PZ-2024-004
PZ-2024-005
PZ-2024-006
La Luisa
Mine
Napoleon
Mine
Tajitos
Mine
Copala
Mine
REGIONAL LOCATION
LEGEND
CASAGRANDE PIEZOMETER
VIBRATING WIRE PIEZOMETER
BOREHOLES
POTENTIOMETRIC CONTOURS (m a.s.l.)
FLOW DIRECTION
SIMBOLOGY
Study Area
Mine boundary
Section AA'
Rivers and streams
Major contour lines
Minor contour lines
VIZSLA SILVER CORP.
PANUCO PROJECT
MAP OF POTENTIOMETRIC CONTOURS AND FLOW LINES
Ausenco
VIZSLA
04

Source: Ausenco, 2025.

Panuco Project	Page 399
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-16: Hydrogeological Section A-A'

Source: Ausenco, 2025.

18.12.3 Numerical Hydrogeological Model

To predict the rate of inflow to the underground workings (La Luisa, Napoleon, Tajitos and Copala mines), and drawdown due to dewatering of the mines, a three-dimensional groundwater model was developed based on the site geology and the hydrogeological conditions encountered during field investigations (Ausenco, 2025h).

The steps involved in the predictive modelling included:

  Construction of the 3D geological model using Leapfrog Works software, version 2024.1.1.

  Construction of the numerical model using Feflow, version 7.3.

  Model calibration measured groundwater elevation heads in steady state.

  Simulation of mine drainage for each year of mine life.

Figure 18-17 shows the numerical model extents, casa grande and vibrating wire (VWP) locations, mine footprints and geological faults.

Panuco Project	Page 400
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 18-17: Numerical Model Extents

Source: Ausenco, 2025.

Panuco Project	Page 401
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The numerical model was calibrated in steady-state by adjusting the hydraulic conductivities of bedrock units with the recharge assigned as 7% of the mean annual precipitation (MAP). The hydrogeological parameters were modified within the range of values established in the conceptual hydrogeological model and until the modelled groundwater levels (hydraulic heads) adequately matched the field-measured groundwater levels. The calibration of observed vs simulated hydraulic loads was carried out using hydraulic heads from 14 boreholes including four Casagrande piezometers, four vibrating wire piezometers and six inclined boreholes with shut-in tests. The calibration achieved a normalized root mean square of the errors (NRMS) of 8.4%, where an NRMS of less than 10% is considered a reasonable calibration.

Due to the potential for natural variations in precipitation from year to year, additional simulations were completed to predict inflows based on wet and dry years. Dry and wet year precipitation values were identified from the historical records of the Potrerillos weather station (ID No. 25074), covering the period from 1969 to 2024. In this analysis, quartiles (Q1 and Q3) were calculated monthly, meaning that dry years were defined as those with monthly precipitation values below the first quartile, and wet years as those above the third quartile. The monthly precipitation records for the Potrerillos station are presented Table 18-7. Recharge for the dry and wet models was based on 7% of the Q1 and Q3 quartiles (65.6 mm/a and 114.7 mm/a), respectively. The dry and wet models were re-calibrated with the respective recharge rates by adjusting hydrogeological parameters until an NRMS of less than 10% was achieved for each model.

18.12.4 Predicted Dewatering Rates

The results of dewatering simulations conducted with the Average, Dry and Wet numerical models yielded annual inflow rates as presented in Table 18-13. Note that paste backfill and cemented rock fill are included in the models to the limit reached for each year. As well, cessation of dewatering for discrete mine sections is included as per the dewatering schedule as applicable for each year, was included for the average year.

Table 18-13: Average, Dry and Wet Year Total Mine Inflow Rates

Year	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Average Year 7% of MAP (L/s)	11.2	16.0	22.1	29.2	32.0	32.6	33.9	35.1	37.4	40.0	41.0	40.5
Dry Year 7% of Quartile 1 (L/s)	8.6	12.3	15.9	21.7	24.2	25.7	27.6	28.6	31.7	33.9	35.7	35.7
Wet Year 7% of Quartile 3 (L/s)	16.7	22.2	30.1	37.4	40.8	43.9	45.7	46.2	50.8	53.6	55.3	55.3

Panuco Project	Page 402
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

19 MARKET STUDIES AND CONTRACTS

19.1 Market Studies

Gold-silver doré bars will be trucked from the project site to Mazatlán, where it will be subsequently transported by air to clients. The doré will be sold into the general market to North American smelters and refineries.

Vizsla and its consultants have conducted no market study on the sale of the gold doré. Therefore, the market terms for this study are based on the terms proposed by Vizsla as per their discussion with Ausenco and recently published terms from similar studies. The QP is of the opinion that the marketing and commodity price information is suitable to be used in cash flow analyses to support this technical report.

19.2 Commodity Price Projections

For this technical report, the metal prices presented below in Table 19-1 were used for financial modelling. The metal price assumption is supported by the latest consensus forecast from numerous financial institutions. The QP has reviewed the studies and analyses, and the results support the assumptions in the technical report. These prices are also consistent with the range of prices used for recent, comparable studies.

Table 19-1: Metal Price Projections

Metal	Commodity Unit	Study Unit Price (US$)
Silver	Troy ounce (oz.)	35.50
Gold	Troy ounce (oz.)	3,100

19.3 Contracts

There are currently no sales contracts or refining agreements in place for the Project.

Vizsla may enter into contracts for forward sales of silver or other similar contracts under terms and conditions that would be consistent within the industry in Mexico and United States and in countries throughout the world.

For the FS, payability and refining costs have been assumed for the Panuco project based on terms recently published for comparable projects. Payabilities within the doré product are assumed to be 99.9% for silver and 99.9% for gold. Treatment and refining costs are assumed to be US$0.50/oz Ag and US$5.00/oz Au.

Panuco Project	Page 403
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1 Introduction

This section provides an overview of the environmental setting of the Panuco Project. Based on currently available information, it outlines existing biological and physical baseline conditions, proposed baseline studies to support future permitting applications, existing permits, and future regulatory and permitting requirements including required management plans for water, site environmental monitoring, and waste disposal. In addition, this section also discusses socio-economic baseline conditions, the status of community consultation and engagement, and conceptual mine closure and reclamation planning for the Project.

The Project site currently operates under three permits for mine exploration issued in 2020 and 2021, by SEMARANT (Secretary of Environmental Media and Natural Resource). Once the exploration work is completed and depending on the results that it yields, it will be determined if the area will be abandoned or will continue to be used for the exploitation of the desired minerals. In the case the area continues to be used, the corresponding environmental permits will be requested from SEMARNAT, and compensation work will be carried out in areas surrounding the project.

Currently, the only known environmental liabilities are associated with the exploration site activities, access roads, and existing underground workings from former operations. Remediation of surface disturbances will be mitigated by compliance with applicable Mexican regulatory requirements.

The Panuco Project is in the Panuco-Copala mining district in the municipality of Concordia, southern Sinaloa State, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. Mountain ranges characterize the province's topography up to 1,640 m, cut by steep gorges. The principal drainages are the northerly trending Rio Baluarte east of the Property and the northeasterly trending Rio Presidio to the north. Dendritic intermittent streams feed the rivers. Project vegetation is mainly dry tropical forest comprising tropical bushes and shrubs at lower elevations and oak and pine forest at higher elevations. The Project is centred at 23⁰ 25' north latitude and 105⁰ 56' west longitude. The Project location is shown in Figure 20-1.

Panuco Project	Page 404
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-1: Property Location Map

San Dimas
PANUCO PROJECT
Mazatlan
MEXICO
MEXICO
PANUCO PROJECT
SAN ENRIQUE PROJECT
SANTA FE PROJECT
Concordia
Mazatlan
Villa Union
PACIFIC OCEAN
El Rosario
0
5
10 km
LEGEND
Property Boundary
Highway
Railway
Powerline

Source: Vizsla, 2025.

20.2 Environmental Baseline and Supporting Studies

During the period January 2022 to December 2023, Golder Associates (now WSP) conducted environmental and social baseline studies for the Panuco Project. The studies consisted of a desktop study followed by multiple field monitoring events. These baseline studies were intended to serve as a reference and support for the preparation of the Environmental Impact Assessment (MIA in Mexico) required by the Ministry of Environment and Natural Resources (SEMARNAT) to support ongoing exploration activities for the Project. The results of these studies were summarised in WSP (June 2024) in a report entitled "Final Report of Baseline Studies - Panuco Project."

Panuco Project	Page 405
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 20-1 presents the WSP (2022-2023) baseline study characterization/monitoring events and their main focuses.

Table 20-1: Baseline Characterization / Monitoring Rounds and Their Focuses

Baseline Monitoring Round	Study Dates	Environmental Aspects
		Abiotic Factors	Biotic Factors	Social Aspects
1st	Jan - Feb 2022	- climate, - surface water, - air quality - noise	- flora - fauna	desk research
2nd	Apr - May 2022	- surface water - soil - air quality	- flora - fauna - landscape	None
3rd	Jul - Aug 2022	- surface water - soil - air quality	- flora - fauna	None
4th	Nov 2022	- surface water - soil - air quality	- flora - fauna	None
5th	Feb 2023	- surface water - air quality	- flora - fauna	None
6th	Dec 2024	-surface water -air quality -noise - soil infiltration	-flora -fauna	None

Source: Environmental Baseline Characterization Reports, WSP, 2022 to 2023.

The delineation of the study area for the evaluation of the biotic and abiotic components was determined based on consideration and conformance with the provisions of the "Guide for the Presentation of the Mining Environmental Impact Statement" (SEMARNAT, 2002). The guide considers the micro-basins adjacent to the mineralized areas or veins known as Tajito and Napoleon, as well as the scope of the Project and its relationship with terrestrial ecosystems (Golder, 2022).

The results of these baseline studies for subject areas are described in the following sections. The data to support a preliminary geochemical assessment was provided by Vizsla in 2025. With regard to archaeological resources, the National Institute of Anthropology and History (INAH, March 29, 2022) provided authorization to proceed with the Project as planned, but with notification requirements and also reporting requirements in the event of chance finds of cultural resources.

20.2.1 Meteorology and Climate

The climate is subtropical, with heavy rain in June through September. Summer temperatures reach 40°C, while the minimum winter temperature is approximately 10°C. The average annual rainfall is around 1,100 mm, with the majority falling in the June to September rainy season. The area has sufficient water for exploration and mining purposes. Work on the Property, including drilling, can be conducted year-round (SGS, 2024).

Panuco Project	Page 406
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Four climate stations were used as a source of meteorological data for the Project: two regional climate stations and two on-site weather stations. The location details of the stations and their vicinity to the Project area are summarised in Section 18 (Table 18-6). Table 18-7 presents a summary of temperature, precipitation, and evaporation data at Potrerillos weather station, located 12.5 km from the site. A description of the climatic data and trends used for site water management and water balance used for designing infrastructure is presented in Section 18.3.10. Figure 20-2 and Figure 20-3, present a graph of the temperature and precipitation data for the Project Area.

Figure 20-2: Average Monthly Precipitation at the Panuco-Capala Project

Source: SGS, 2024.

Panuco Project	Page 407
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-3: Average Temperature and Precipitation for the Project Area

Source: SGS, 2024

20.2.2 Hydrogeology

20.2.2.1 Regional Groundwater Aquifer Characterization

In the Baluarte River valley, 40 groundwater monitoring locations were included as part of the WSP baseline study (WSP, 2022). Static water levels ranged from 2 m depth in the vicinity of the Baluarte River bed and on both banks, increasing towards the upper parts of the valley until reaching values close to 10 m away from the river and its tributaries.

Table 20-2 shows the results of the groundwater balance parameters of the aquifer for the Panuco Project area (WSP, 2022), which indicate that there is a volume of over 24 Mm3 per year, available for the different activities within the aquifer. Water availability will vary over time, depending on changes in the natural recharge regime and water management.

Panuco Project	Page 408
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 20-2: Groundwater Balance Parameters for the Aquifer

Aquifer Area	Parameters
Natural Recharge	66.5 hm3/annum
Induced Recharge	2.4 hm3/annum
Outflows	29.3 hm3/annum
Natural Discharge	15.8 hm3/annum
Pumping	13.8 hm3/annum
Total Recharge	79.6 hm3/annum
Concessioned Volume	34,613,197 m3 annual
Availability of Groundwater	24,286,803 m3 annual

Source: WSP, Baseline Studies, 2022

20.2.2.2 Local Hydrogeological Investigation

A geotechnical and hydrogeological investigation was conducted by SRK in 2023-2024. The results are reported in SRK (2024). This factual report summarises the hydrogeological data collected from the diamond drillholes completed between October 2023 and January 2024.

A total of 4,230 m of drilling spread over 11 diamond drillholes were completed for the 2023 field program to investigate the Copala and southern portion of the Napoleon deposits. The hydrogeological scope consisted of hydraulic conductivity testing and shut-in pressure monitoring. This was carried out using packer equipment in all drillholes, and installation of vibrating wire piezometers (VWPs) in selected drillholes. Selected drill holes are presented in Figure 20-4. The drilling program was designed to characterize the geotechnical and hydrogeological properties of the deposit and production access ramps.

Downhole testing of hydraulic conductivity (K) in drillholes was conducted using a single-packer testing system. A total of 67 successful packer tests were completed in 11 boreholes, with intervals ranging from 14.70 to 112.70 m in length. Hydraulic conductivity values ranged from very low (1.0E-11 m/s) to high (1.0E-4 m/s) with a geometric mean of 5.3E-8 m/s.

Panuco Project	Page 409
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-4: Completed Geotechnical and Hydrogeological Drillhole Locations

Source: SRK, 2024

Permanent nested vibrating wire piezometers (VWPs) were installed in four drill holes. Each installation was completed with three VWPs. VWPs are used to measure both stable and transient piezometric pressures within different lithological units and across geologic structures. These pressure data are used to determine the general piezometric levels (water levels) in the groundwater system, as well as to monitor transient effects such as response to precipitation events or drain down responses during excavation. At the time of the SRK report, the VWP sensors were still stabilizing and therefore meaningful and useful data from these instruments is not currently available. Future data collected from the VWPs will help to establish the general piezometric levels (water levels) in the groundwater system including the vertical and horizontal hydraulic gradients.

Panuco Project	Page 410
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Vizsla conducted an additional hydrogeological and geotechnical drilling campaign, in which five Casagrande-type piezometers were installed within the study area. The SRK study and this additional work helped to inform the development of a conceptual hydrogeological model for the site, and later the development of a three-dimensional numerical groundwater model, both described in Section 18.3.11. Interpreted groundwater flow directions were developed from available piezometric data and simulated mine drainage, including predicted mine inflows, for each year of the mine life were predicted based on the groundwater model. Field work is currently ongoing with pumping tests planned to validate numerical modeling predictions.

20.2.3 Hydrology

Surface streams with an intermittent regime and perennial rivers are found in the area (refer to Figure 20-5). The Baluarte River is to the west and south of the area and is the most important perennial river. It originates in the Sierra Madre Occidental, in the territory of the State of Durango, on a small plateau near the town of La Peña in the municipality of Pueblo Nuevo, Durango, at an altitude of 2,600 masl, following the NE-SW direction for 45 km with the name of Quebrada de Guadalupe, after receiving contributions from a small tributary, El Zapote, it changes its course to the NW-SE and is called Rio Rosario or Baluarte, serving along 35 km of state border between Durango and Sinaloa and finally flows into the Pacific Ocean, (CONAGUA, 2020). Another important water body is the Presidio River that is located north of the Panuco Project. It originates in the mountains of Durango, flowing southwest into Sinaloa before joining the Pacific Ocean southeast of Mazatlán.

Panuco Project	Page 411
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-5: Rivers and Basins in the Region

Source: WSP, Baseline Studies, 2022.

Panuco Project	Page 412
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The study area "Panuco-Copala Exploration" belongs to the Presidio-San Pedro hydrological region (RH-11, National Institute of Statistics, Geography and Informatics - INEGI), in the R. Baluarte basin (RH-11C), with the Project area specifically in the R. Panuco sub-basin (RH-11Ce). (CIMA, 2020).

RH-11 Presidio-San Pedro is located in the extreme northwest of the state and extends towards the states of Sinaloa, Durango and Zacatecas; within Nayarit it comprises 36.05% of the state area. It is bordered to the east by RH-12, Lerma-Santiago; to the south by RH-13, Huicicila; and to the west by the Pacific Ocean. The main drainages descend from the western flank of the Sierra.

With data obtained from the Hydrographic Basin Water Flow Simulator (SIATL) extension of INEGI, the area occupied by each part was established, starting from the hydrological region to the sub-basin. Figure 20-6 shows the hydrological region, basin and sub-basins encompassing the study area and adjacent region.

Figure 20-6: Panuco Hydrological Region, Basin and Sub-basin.

Source: CIMA, 2020.

Panuco Project	Page 413
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

20.2.4 Surface Water Quality

To evaluate the existing water quality conditions in the study area, the Mexican Official Standards NOM-001-SEMARNAT-2021 ("which establishes the permissible limits of pollutants in wastewater discharges into receiving bodies owned by the nation") were used as a reference for the characterization of surface water. (WSP, 2022).

ALS-Indequim, a laboratory accredited by the Mexican Accreditation Entity (EMA), was retained to collect and analyze surface water quality parameters. Sample locations were selected based on the following criteria:

  proximity and potential influence on the mineralization (the Napoleon and Tajitos areas)

  proximity and potential influence of nearby urban areas

  streams displaying perennial or near-perennial flows

Figure 20-7 shows the location of water sampling points. Samples were analyzed for a range of organic and inorganic parameters. The results of the analyses are presented in the baseline studies report completed by WSP (2022).

Six sampling rounds showed generally acceptable water quality, with occasional exceedances in fecal coliforms near human settlements. Zinc was the most consistently detected metal, likely due to historical mining and weathering of exposed bedrock. Arsenic was also detected locally, likely also from historical mining and weathering.

Panuco Project	Page 414
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-7: Location of Surface Water Sampling Locations

Source: WSP, 2022.

20.2.5 Air Quality

Six sampling campaigns were carried out to characterize the baseline air quality (WSP, 2022), taking as reference the Mexican Official Standards NOM-025-SSA1-2014, (Environmental health. Permissible limit values for the concentration of suspended particles PM10 and P2.5 in the air and evaluation criteria) and NOM-035-SEMARNAT-1993 (which establishes the measurement methods to determine the concentration of total suspended particles in the air and the procedure for the calibration of measurement equipment). Seven sampling points were located in the project polygon, as shown in Figure 20-8.

Panuco Project	Page 415
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-8: Air Quality Monitoring Locations

PANUCO PROJECT
Microbasin
Mining Concessions
Veins
Air Quality Sampling Points
G-AQ-1
G-AQ-2
G-AQ-3
G-AQ-4
G-AQ-5
G-AQ-6
G-AQ-7
N
400000
402000
404000
406000
2592000
2590000
2588000
2586000
2584000
0
1,000
2,000
3,000
4,000
Metres
NOTE(S)
REFERENCE(S)
Coordinate System: WGS 1984 UTM Zone 13N
Projection: Transverse Mercator
Datum: WGS 1984
CLIENT
VIZSLA SILVER CORP.
Baseline Studie
Air Quality Sampling Points
CONSULTANT
GOLDER
MEMBER OF WSP
YYYY-MM-DD
DESIGNED
CS
PREPARED
CS
REVIEWED
RR
APPROVED
YC
PROJECT NO.
21467672
CONTROL
REV.
FIGURE

Source: WSP, 2022.

The results of the air quality monitoring show that, generally, that baseline results comply with the requirements of the current official regulations. The results showed that the concentrations of PSTs, PM10 and PM2.5 do not currently exceed the Maximum Permissible Limit indicated in the Mexican Standards NOM-025-SSA1-2014 and NOM-035-SEMARNAT-1993. The baseline monitoring locations can be used as a basis for detecting future potential air quality impacts from mining operations for nearby receptors including nearby communities and residents as well as wildlife flora and fauna (WSP, 2022).

Panuco Project	Page 416
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

20.2.6 Noise

Noise monitoring was conducted in the Panuco area to characterize the current environmental noise scenarios taking as a reference the Mexican Official Standard NOM-081-SEMARNAT-1994 (which establishes the maximum permissible limits of noise emission from fixed sources and their measurement method, and their normative references) (WSP, 2022). Monitoring points were distributed throughout the Project area at no less than 1.2 m from the ground level, as shown in Figure 20-9.

Figure 20-9: Noise Monitoring Locations

Source: WSP, 2022.

Panuco Project	Page 417
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Currently, there is no infrastructure associated with the Project that can modify this factor in the environment, so the results of the analysis were as expected for an area with little disturbance. The baseline monitoring locations can be used as a basis for detecting future potential noise impacts from mining operations for nearby receptors including community, residents, and wildlife fauna (WSP, 2022).

20.2.7 Soils

Soil types present within the regional area along with their general characteristics are provided below (CIMA, MIA, 2023):

  Lithosol are temperate soils, they are limited by a continuous and hard rock in the first 25 cm, or by a material with more than 40% of calcium carbonate equivalent, or they contain less than 10% of fine earth up to a minimum depth of 75 cm. They can only present a mollic, umbric, ocric, yermic or vertic horizon.

  Regosols are mineral soils, weakly developed in unconsolidated materials that have only a superficial ochric horizon (poor in organic matter) and that are not very shallow (like lithosol), sandy (like arenosols) or with fluvic properties (fluvisols).

  Regosols are very extensive in eroded lands, particularly in arid, semi-arid lands and mountainous regions.

Table 20-3 shows the percentage of estimated surface area for each of the soil types found within the project and Figure 20-10 illustrates the distribution of the soil types.

Table 20-3: Types of Soils in the Project Area

Edaphology of the Project area
Soil Type	Area (Ha)%
Lithosol	5,658	33.13
Regosol	11,422	66.87
Total	17,079	100

Source: CIMA, 2020.

Panuco Project	Page 418
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-10: Soil Units

Source: CIMA, MIA, 2020.

20.2.8 Fauna

Species classified as endangered in the NOM-059-SEMARNAT-2010 were identified within the Project area as under special protection or threatened. These are Crotalus atrox (Western diamondback rattlesnake), Crotalus pricei (Pit viper), Accipiter cooperii (Cooper's hawk), Crotalus molossus (Black-tailed rattlesnake) that are under special protection (Pr) and the Thamnophis cyrtopsis (Black-necked garter snake) and Thamnophis eques (Mexican garter snake) as threatened (A).

Table 20-4 provides a list of fauna detected within and adjacent to the Project area, including mammals, birds, amphibians and reptiles. (CIMA, 2020).

Panuco Project	Page 419
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 20-4: List of Fauna Detected

Scientific Name	Common Name	Family	Regulation	Reg. Status
Ara militaris	Military macaw	Psittacidae	NOM-059-SEMARNAT-2010	Endangered
Asio stygius	Stygian owl	Strigidae	NOM-059-SEMARNAT-2010	Threatened
Crotalus basiliscus	Mexican west coast rattle snake	Viparedae	NOM-059-SEMARNAT-2010	Protected
Cyanocorax dickeyi	Tufted jay	Corvidae	NOM-059-SEMARNAT-2010	Endangered
Eleutherodactylus saxatilis	Rana fisgona marmoleada	Eleutherodactyli dae	NOM-059-SEMARNAT-2010	Endangered (globally)
Eupsittula canicularis	Orange-fronted parakeet	Psittacidae	NOM-059-SEMARNAT-2010	Protected
Icterus pustulatus	Streak-backed oriole	Icteridae	NOM-059-SEMARNAT-2010	Protected
Kinosternon integrum	Mexican mud turtle	Kinosternidae	NOM-059-SEMARNAT-2010	Protected
Leopardus pardalis	Ocelot	Felinae	NOM-059-SEMARNAT-2010	Endangered
Leopardus Wiedii	Margay	Felinae	NOM-059-SEMARNAT-2010	Engangered
Myadestes Occidentalis	Brown-backed solitaire	Turdidae	NOM-059-SEMARNAT-2010	Protected
Panthera onca	Jaguar	Felinae	NOM-059-SEMARNAT-2010	Endangered
Penelope purpurascens	Crested guan	Cracidae	NOM-059-SEMARNAT-2010	Threatened
Progne sinaloae	Sinaloa martin	Hirundinidae	NOM-059-SEMARNAT-2010	Protected
Thamnophis cyrtopsis	Black-necked gartersnake	Colubridae	NOM-059-SEMARNAT-2010	Threatened
Troglodytes aedon	House wren	Troglodytidae	NOM-059-SEMARNAT-2010	Protected

Source: CIMA, 2020.

20.2.9 Flora

The vegetation found in and near the Project area is typical of the southern region of Sinaloa. Due to anthropogenic influence, little variation in biodiversity has occurred in recent years (CIMA, 2020). Native species are still present, and degradation is due to natural processes and the influence of the growth and development of the human population (CIMA, 2020).

A majority of the vegetation in the Project area is classified as "selva baja caducifolia", which is characterized primarily by trees less than 15 meters tall. Typical plant species include tepemezquite, ebano, tepehuaje, huanacaxtle, berraco, amapa, apomo, cedro, nacario and garabato. At higher elevations with cooler temperatures, vegetation is characterized as "bosque templado" (temperate forest). Plants typical of the higher areas are encino, madroño, chicle, palo cuate, arrancillo, vainillo, maguey and guasima (SGS, 2024).

Areas of ecological importance contain pine-oak forests, pine forests, induced pasture, secondary arboreal vegetation of low deciduous forest, secondary shrubby vegetation of oak forest, and secondary shrub vegetation of pine forest (CIMA, 2020).

Based on the information reviewed, none of the flora species in the area were reported under NOM-059-SEMARNAT-2010.

Panuco Project	Page 420
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

20.2.10 Fauna and Flora - Environmental Management

Mining activities will be carried out in areas of importance for many species of endangered and/or protected flora and fauna (CIMA, 2025). To comply with regulations, programs are in place to preserve the environment where development will occur. Any existing species protected by law will be relocated to adjacent areas. The Project will include the recovery of flora and fauna, and rescue work in areas affected by land usage. Work will be monitored to ensure that only the authorized areas for use will be affected by the Project's development. No slash and burn methods, herbicides, or chemical products will be used. Work will be done manually and with motorized equipment. Mitigation and prevention measures are proposed for the rescue and rehabilitation of flora and fauna species with status under Mexican Official Standard NOM-059-SEMARNAT-2010. In the case of wildlife, protection, repelling, rescue, and relocation measures are proposed, with special emphasis on slow-moving species.

The surface areas that are disturbed from exploration and future mining activities will be scarified to encourage water infiltration and vegetation growth. The original topography will be restored before the addition of new topsoil. The rehabilitated topsoil will be spread on the impacted area, and the new soil will be scarified to promote soil regeneration. Restoration of vegetation will rehabilitate the habitats and promote recolonization of the fauna.

20.3 Water and Waste Management

Figure 18-1 shows the Panuco site layout and major water and waste management structures. Water management at the Panuco mine site is detailed in Section 18.3.10, including a water balance for the site taking into consideration estimated mine dewatering rates drawn from hydrogeological modelling. The overall water management strategy is as follows:

Capture and attenuate contact runoff from disturbed areas where mining material is stored/handled

  Provide sufficient on-site water for process requirements and site consumption purposes.

  Treat excess contact water utilizing modular treatment plant prior to discharge to the environment.

  Treat excess underground water for sediment prior to releasing to the environment.

Diversion channels are designed to divert non-contact runoff away from the mine infrastructure, thereby minimizing the volume of contact runoff that needs on-site water management. A collection pond receives captured surface water from the diversion channels and the process plant catchment areas. In addition, excess slurry water from the Tailings Storage Facility (TSF) would be reclaimed for processing through the reclaim water system.

It is anticipated that a total of 12.1Mt of tailings will be produced over the life of the mine, with 8.5 Mt discharged to the TSF and 3.6 Mt used as cemented backfill underground. The TSF will be located 2.5 km to the east of the process plant with location and deposition technology based on a siting study that was best suited to the TSF design criteria. A key criteria was that the TSF was to meet or exceed applicable regulatory requirements and industry guidelines for stability and design flood events. Details regarding the design, operation, water management, and closure of the TSF are provided in Section 18.3.8.

The Panuco Project will have a surplus of waste rock produced that will be deposited in a single waste rock storage facility (WRSF) located south of the Napoleon Portal. At the end of operations, the WRSF will contain approximately 1.47 Mt of waste rock. Details regarding the design, operations, water management, and closure are provided in Section 18.3.9.

Panuco Project	Page 421
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The risk of metal leaching/acid rock drainage (ML/ARD) from mined materials has not yet been adequately assessed (see Section 20.3.1); this work will be progressed as part of the next phase. Only non-potentially acid generating (NPAG) rock will be utilized for construction purposes and any surplus water released from the site will meet applicable effluent requirements by means of water treatment if needed.

Site water will be sourced from a combination of reclaim, recovered from the TSF and contact water collected from the site and stored in ponds and used for process make-up water. A potable water treatment plant will supply treated water for human consumption. There will not be a camp located at the site, the potable and raw water requirements will be low and likely adequately supplied by groundwater supply wells or local surface water sources.

Most of the waste currently generated by the Project falls into the category of non-hazardous municipal waste, which is subject to control (CIMA, 2020). Waste management falls under the jurisdiction of the General Environment Protection Act (Ley General de Protección al Ambiente), Article 3, Fraction XXXII and applicable Mexican Official Standards.

Food waste and garbage generated by workers usually consist of wrappers, containers and food scraps, which will be stored in containers and disposed of in an appropriate place. Organic waste, the product of vegetation removal, will be stored next to the sheets to be later used in the remediation process since it provides moisture that encourages the growth of vegetative species, and also serves as a physical barrier to prevent rapid degradation by wind and water (CIMA, 2020).

All waste from used oils - for example, oil-soaked rags, impregnated soil or similar, as well as solvents - will be handled, separated, temporarily stored and sent for final disposal in accordance with the applicable regulations on hazardous waste (CIMA, 2020).

For the proposed Project, reagents to be used for the process as well as handling/storage measures and estimated consumption are provided in Section 17.4. The reagents to be used in the process include quicklime, sodium cyanide, PAX, MIBC, copper sulphate, lead nitrate, diatomaceous earth, zinc powder, SMBS, flux, antiscalant, and flocculant.

20.3.1 Risk of Metal Leaching / Acid Rock Drainage

Mine materials (e.g. waste rock, ore, tailings, pit walls etc.) may pose a risk of metal leaching and/or acid rock drainage (ML/ARD) associated with the presence of sulphide minerals which, after being mined and exposed to air and water, undergoes oxidation.

Mine materials will have some capacity to neutralise ARD based on the types of minerals present (e.g. carbonates provide readily reactive acid neutralising capacity). If the mine materials cannot neutralise all the acidity produced from sulphide oxidation, then at some point after first exposure the mine materials will start generating ARD. If the mine materials are capable of neutralising all the acidity produced from sulphide oxidation, then ARD will not occur. However, neutral pH metal leaching may still be an issue associated with elements such as arsenic, antimony, selenium etc. which are released during sulphide oxidation, and which are soluble under neutral pH conditions.

Panuco Project	Page 422
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

A preliminary assessment of the ML/ARD risk from waste rock has been carried out using 11 drill core samples representative of the Napoleon and Copala underground which were composited into two composite samples. Laboratory testing included elemental analysis, acid base accounting (ABA) and short-term leach tests. These preliminary results indicate that rock from Napoleon contains higher sulphur content and is potentially acid generating (PAG). Rock from Copala was classified as non-potentially acid generating (NPAG).

Limited testing of five composite tailings samples indicated the ARD risk from tailings will transition from NPAG to PAG in later production years. This would indicate appropriate mitigation for mine closure e.g. use of a low-permeability cover to minimise the ARD risk from PAG tailings located at surface in the tailings storage facility.

Additional laboratory testing (including kinetic testing) of waste rock, ore and tailings samples will be required to adequately assess the ML/ARD risk from mine wastes and mine walls in order to meet the requirements of Mexican Federal Standards (referred to in Section 20.4.3).

20.4 Permitting Considerations

20.4.1 Existing Exploration Permits

The Project site currently operates under three permits for mine exploration issued in 2020 and 2021, by SEMARANT (Secretary of Environmental Media and Natural Resource). An Informe Preventivo is in force for the area of the Panuco Project that permits drilling activities according with official notice DF/145/2.1. 1/0053/2020. 0060. This is dated January 21, 2020, and issued by the Ministry of Environmental and Natural Resources to Minera Canam S.A. de C.V.

20.4.2 Mexican Legal Framework and Permitting

There are a number of environmental permits required for the operation of the project. Mining regulations are managed at the federal, state and local levels, as outlined in Table 20-5. Application for these permits are currently underway or in preparation. Three major federal permits required by the Secretary of Environmental Media and Natural Resources (SEMARNAT) prior to construction include the Environmental Impact Assessment (MIA in Mexico), Land Use Change (CUS), and Risk Analysis (RA). A construction permit is required from the local municipality and an archaeological release letter from the National Institute of Anthropology and History (INAH). An explosives permit is required from the Ministry of Defence prior to construction. A Social Impact Assessment study must be submitted to the Secretariat of Energy (SENER) prior to construction of the electrical transmission line.

The MIA was submitted in February 2025. An additional information request was received from SEMARNAT with ongoing review of the MIA underway and completion based on regulatory timelines. An Environmental Risk Assessment was submitted with the MIA based on the proposed use of hazardous substances (cyanide) is currently under review and evaluation by SEMARNAT. A Land Use Change document is reported to be currently in development with planned submission in October 2025 to allow for the removal of vegetation and soils. An archaeology release letter from the INAH was provided to Vizsla in March 2022 which provided authorization to proceed with the Project as planned, but with notification requirements and also reporting requirements in the event of chance finds of cultural resources.

Panuco Project	Page 423
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 20-5: Permitting Requirements

Permit	Agency	Required Stage	Description/Inclusions	Agency Process Time
Environmental Impact Assessment and Risk Analysis
(Mining & Access Road)
A Risk Analysis needs to be integrated into the MIA when the project has risk factors listed in the first and second list of high-risk activities.	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Environmental and Risk Department SEMARNAT Central Office	Prior to construction	Description and engineering details from the Civil, Mechanical, Electrical and Fire Protection System disciplines,
A description and discussion of natural resources and socioeconomic aspects, including the effects of the project on the Regional Environmental System (SAR area), and
			Identification of the activities that will create an ecological imbalance, along with corresponding prevention and mitigation measures for the identified environmental impacts.	Approximately 120 working days (Mon-Fri)
Land Use Change (Mining & Access Road)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Forestry Resources SEMARNAT State Office	Prior to construction	Basic information surrounding the natural resources and socioeconomic aspects of the project:
Description of the Regional Environmental System (SAR) and socioeconomics of the affected area,
Identification of endangered species and flora removal,
Provision of locations with protected species and outlining of habitat conservation measures,
Description of potential impacts and effects caused by clearing and grubbing of flora,
Definition of forest land,
Identification of the activities that may create an ecological imbalance, and
			Definition of the prevention and mitigation measures for environmental impacts.	Approximately 160 working days (Mon-Fri)
Archaeological Release Letter (Mining & Access Road)	INAH (State Office)	Prior to construction	INAH must authorize any project work required near archaeological, historic, or artistic monuments with an Archaeological Release Letter, in advance of work.	Approximately 120 days (Mon-Fri)
Permit for Access, Crossings and Marginal Facilities within the right-of-way to access the Durango-Torreon Highway (Access Road)	Secretaría de Comunicaciones y Transporte (SCT) State Office	Prior to construction	Presentation of the engineering project that will be carried out to connect the access road to the mine using the Durango-Torreon Highway. Presentation of the land acquisition where the project will be executed.	Approximately 90 days (Mon-Fri)
Environmental Impact Assessment (Power line)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Environmental and Risk Department SEMARNAT Central Office	Prior to construction	Detailed process description with engineering details from the Civil, Mechanical, Electrical and Fire Protection System disciplines,
Description and discussion of natural resources and socioeconomic aspects, including the effects of the project on the Regional Environmental System (SAR area).
			Identification of the activities that may contribute to an ecological imbalance, and corresponding prevention and mitigation measures for the identified environmental impacts.	Approximately 120 working days (Mon-Fri)
Land Use Change (Power line)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Forestry Resources SEMARNAT State Office	Prior to construction	Basic information on the natural resources and socioeconomic aspects of the project,
Description of the Regional Environmental System (SAR) and socioeconomics of the affected area,
Identification of endangered species and flora removal,
Delineation of areas with protected species and outline habitat conservation measures,
Description of impacts and effects caused by clearing and grubbing of flora,
Definition of forest land,
Identification the activities that may contribute to an ecological imbalance, and
			Definition of the prevention and mitigation measures for the environmental impacts.	Approximately 160 working days (Mon-Fri)
Archaeological Release Letter (Power line)	INAH (State office)	Prior to construction	INAH must authorize any project work required near archaeological, historic, or artistic monuments with an Archaeological Release Letter in advance.	Approximately 120 days (Mon-Fri)
Social Impact Studies (Power line)	Secretaría de Energía (SENER) Central Office	Prior to construction	Description of the project and its area of influence,
Identification and characterization of communities and towns that are in the area of influence of the project,
Identification, characterization, prediction and assessment of the positive and negative social impacts that could derive from the project, and
			Provision of prevention or mitigation measures, and social management plans.	Approximately 90 working days (Mon-Fri)
New Concession or Useful Allotment of Groundwater	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comisión Nacional del Agua (CNA)	Prior Construction	Required to extract or utilise groundwater from areas regulated by the Federal Government for public interest.	Approximately 90 working days (Mon-Fri)
Authorization for the Transfer of Titles and Registration.	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comisión Nacional del Agua (CNA)	As required	Required when the interested party has a valid concession title or assignment of rights and is registered in the state water rights record office and wants to transfer their rights for either surface water within the same basin or groundwater within an aquifer.	Approximately 90 working days (Mon-Fri)
Concession for Material Extraction in Rivers Deposits	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comisión Nacional del Agua (CNA) A MIA approved by SEMARNAT is needed to grant the Concession	As required	According to Article 113 of the National Water Law, this submittal is applicable for the exploitation and use of construction materials when:
The area is regulated by the National Water Commission,
The area is on land occupied by lakes, lagoons, estuaries, or natural deposits whose water is national property, and
			The area has riverbeds with national water currents.	Approximately 90 working days (Mon-Fri)
Permission to carry out Hydraulics Construction (Tailing Dam)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comisión Nacional del Agua (CNA) State Office & Federal office A MIA approved by SEMARNAT is needed to grant the Concession	Prior Construction	Required when working within National Property regulated by National Water Commission for: River-Crossing Structures, Flow channels, Channel Dams, Tailing Dams, Storage Dams, and Bypass Constructions.	Approximately 240 working days (Mon-Fri)

Panuco Project	Page 424
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Permit	Agency	Required Stage	Description/Inclusions	Agency Process Time
Concession for Occupation of Federal Land under the Jurisdiction of National Water Commission	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comisión Nacional del Agua (CNA)	As required	This submittal is required when there will be land use or exploitation of federal channels, riverbeds, lakes, or lagoons, as well as creeks, zones and other national assets regulated by the National Water Law.	Approximately 90 working days (Mon-Fri)
Use of Explosives (Presented for evaluation)	Secretaria de la Defensa Nacional (SEDENA)	When required to buy, transport, store, or use explosives	Transactions are made in Mexico City and must comply with the following format:
Letter of notification from the State Governor,
Safety Certificate,
Location map of powder magazines and accessories, with reference to the places where the explosives are used and stored in relation to human occupation,
The type and quantity of explosives to be consumed monthly, and
			Legal documentation of the company.	Approximately 90 working days (Mon-Fri) after a Technician of SEDENA performs a site inspection visit
Compliance with Environmental Risk and Impact Regulations	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Procuraduría Federal de Protección al Ambiente (PROFEPA) State Office	All stages	The authorisation of the Environmental Impact and Risk Analysis defines rules for the construction and start-up of operations to protect the environment.	-
Residual Water Discharge Register and Permission	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comisión Nacional del Agua (CNA) State Office	Prior to water usage	Required when permanently, intermittently, or incidentally discharging or infiltrating sewage into national water bodies (ocean/sea, riverbeds) or lands that are national assets, with a risk of contaminating the subsoil or aquifer.	90 working days (Mon-Fri)
Construction License	Municipality	Prior to construction	Required to comply with construction regulations.	Check with country
Land Use License	Municipality	Prior to construction	The Project must be registered and approved by the County.	Check with country

Panuco Project	Page 425
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

20.4.3 Environmental Regulations Potentially Applicable to Mine Waste Management

SEMARNAT has issued several Mexican Official Standards (NOM's) which govern the regulation of mine waste management and water quality. These standards address a variety of aspects of mine waste management, for example, specifications of laboratory tests to be carried out on mine waste solids, guidance on appropriate sample numbers, classification of hazardous mine wastes, quality of mine water discharges. Specific Standards are also provided for gold and silver and copper heap leach operations. Examples of Standards that may be applicable to the mining industry are provided in Table 20-6 (list not exhaustive).

Table 20-6: Mexican Official Standards Potentially Applicable to Mine Waste Management

Standard	Applicable for	Comment
NOM-001-SEMARNAT-1996	Wastewater discharges	Not specific to mining. Provides required sampling frequency, maximum permissible parameter concentrations in different receiving waters.
NOM-141-SEMARNAT-2003	Tailings characterization	Provides laboratory methods for assessing the metal leaching and acid rock drainage (ML/ARD) risk from tailings (including classification criteria and laboratory test methods), generic methods for managing potentially acid generating (PAG) tailings etc.
NOM-052- SEMARNAT -2005	Hazardous waste classification	Not specific to mining. Tailings covered under NOM-141-SEMARNAT-2003
NOM-155- SEMARNAT -2007	Gold and silver heap leach operations	Refers to NOM-141-SEMARNAT-2003 for methods to assess ML/ARD risk
NOM-157- SEMARNAT -2009	Mine waste management	Establishes content and procedures for implementing mine waste management plans, defines laboratory tests to be carried out to determine mine waste hazard risk etc.

20.4.4 Amendments to Mexican Mining Regulation

On March 24, 2023, Mexico's federal executive branch presented for the first time a draft bill to amend the four laws governing mining activity in Mexico (the Mining Law, the National Water Law, the General Law of Ecological Balance and Environmental Protection, and the General Law for the Prevention and Comprehensive Management of Waste). The main objective of the reform bill, as set out in the explanatory memorandum, was to "regain state control over the mineral and water resources found in Mexican subsoil, which are the direct domain of the nation."

The reform bill aimed to regulate the granting, maintenance, supervision, and termination of mining concessions and water concessions for mining purposes. This reform bill was approved and published in the Official Gazette of the Federation on May 8, 2023, taking full effect the following day. As a result, various political parties in Mexico filed what is known as an "action of unconstitutionality" against the reform, and several companies also filed appeals (amparos) against it. Once most of the appeals filed by the companies had been resolved, both the companies and the Mexican authorities filed appeals for review against the rulings handed down in those cases.

Given that, as various appeals had been resolved, there were various conflicting criteria, on July 11, 2024, the Supreme Court of Justice of Mexico published General Agreement No. 3/2024 in the Official Gazette of the Nation, suspending the resolution of those appeals for review until the Supreme Court resolves the Action of Unconstitutionality filed by the political parties, as well as various appeals for review on the same matter that were brought before the Supreme Court, and thereby establishes the criteria to be followed.

Panuco Project	Page 426
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The amendments established by the Reform in question focus and are applicable mainly, although not exclusively, on the process of granting new mining concessions. The potential effect of the amendments on the progress of the project is substantially mitigated when considering that the Project consists entirely of pre-existing concessions. However, as not all the appeals filed against the Reform have been resolved, and as the criteria to be followed by the Supreme Court of Justice of the Nation has not been established, there is still some uncertainty as to how the amendments may be applied by the mining authorities in the future. It is therefore necessary to closely monitor this situation, specifically the decision of the Supreme Court of the Nation.

20.5 Environmental Management and Monitoring System

As the Project progresses though future and EIS/permitting stages, environmental management and monitoring plans will be required to guide the development and operation of the Project to mitigate and limit environmental impacts. These plans will be complementary to the engineered designs that will be required for the storage of tailings, waste rock, mineralized material, and conveyance/storage (refer to Section 18). Environmental management and monitoring will be directed by environmental professionals empowered to ensure that plans and monitoring protocols and practice are in full compliance with Mexican environmental regulations and international governance norms and best practices. Environment and Social governance will collaborate to ensure business compliance meets the regulatory and social norms for stable business operations.

A preliminary list of the plans that should be considered are provided below:

  Explosives Management Plan.

  Hazardous Materials Management Plan.

  Waste Management Plan.

  Emergency Response Plan.

  Fire Prevention and Response Plan.

  Wildlife Management and Monitoring Plan.

  Greenhouse Gas Inventory Management Plan.

  Public Access Control Plan.

  Air Quality Management and Monitoring Plan.

  Waste Rock Management Plan.

  Geochemical Characterization and Monitoring Plan.

  Spill Prevention and Response Plan.

Panuco Project	Page 427
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Mine Site Traffic Management Plan.

  Fugitive Dust Control and Monitoring Plan.

  Terrestrial and Aquatic Habitat Management and Monitoring Plan.

  Surface and Groundwater Management and Monitoring Plan.

  Reclamation and Closure Plan.

  Revegetation Plan

20.6 Closure and Reclamation Planning

Mexico requires the preparation of a conceptual closure plan as part of the MIA, and no financial surety (bonding) is required of mining companies. SEMARNAT requires the granting of insurance or guarantees regarding compliance with the conditions established in the authorization when during the execution of the works, serious damage to ecosystems may occur (Article 35 of the LGEEPA). These cases that can cause serious damage to ecosystems are defined within the document. Insurance or guarantees may be established for each stage of the project, and the amounts must be updated annually (articles 52 and 53 of the Regulation).

There are regulations that establish criteria for closure during operation. In accordance with the general work schedule of the Panuco Project, the abandonment phase will commence after Year 11 from the start of operations, after which the approved Closure and Reclamation Plan will be implemented.

20.6.1 Conceptual Closure Plan

A Conceptual Closure Plan was prepared in general accordance with applicable Mexican standards. Under Mexican law, mining may be initiated under a Conceptual Closure Plan with a Detailed Closure Plan being developed later in the Project life

The Conceptual Closure Plan incorporates data from the Feasibility Engineering Phase and incorporates environmental baseline studies, environmental impact assessments (MIAs), laboratory test results, and environmental permit conditions provided by Vizsla Silver. It outlines general guidelines for closure and post-closure rehabilitation of areas affected by mining components described in this report.

Mine closure is defined as the set of activities implemented throughout the mine's life cycle to meet environmental standards and achieve post-mining land use objectives. The Panuco-Copala Conceptual Closure Plan focuses on ensuring that post-mining landscapes are physically, chemically, and ecologically stable, protecting water quality, and fostering social and regulatory acceptance. The plan emphasizes stakeholder participation and effective site monitoring to ensure successful reclamation outcomes.

20.6.1.1 General Objectives

The objectives of the Closure Plan include minimizing long-term environmental liabilities, complying with current legislation, and observing international standards and best practices for long-term environmental protection. The reclamation process should lead to a stable terrain configuration that can be used for other purposes, such as conservation, recreation, or other services.

Panuco Project	Page 428
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

General Conceptual Closure Plan objectives include:

  Cessation of activities that cause disturbances or impacts (noise, lights, dust, vehicle traffic, etc.);

  Physical, chemical, and biological stabilization of impacted land;

  Ensuring appropriate environmental compliance;

  Minimizing risks to safety and public health; and,

  Reclamation of the mine site to similar site conditions that were present prior to mining.

20.6.1.2 Specific Objectives

This Conceptual Closure Plan has the following specific objectives:

  Ensure the long-term physical, geochemical and hydrological stability of the area of the components considered in this technical report;

  Rehabilitate the areas occupied by these components and that will be vacated after dismantling, demolition, salvage and disposal;

  Alternative use of rehabilitated areas and facilities, if possible;

  Revegetation with native species, if necessary;

  Prevent and minimize negative environmental impacts to biodiversity associated with the cessation of operations;

  Safeguarding the health and safety of people in the area of environmental and social influence of the project; and

  Prevent negative socioeconomic impacts associated with the cessation of operations through the development of social programs for closure, which will be in line with Vizsla's social responsibility policies.

20.6.2 Closure and Reclamation Areas

The TSF represent the largest and most technically complex reclamation component due to the need for long-term stability, all impacted areas are included in this Closure and Reclamation plan.

Closure activities will include:

  Tailings Storage Facilities (TSF): Earthworks, land reconfiguration (scarifying and grading) and leveling of temporary access roads, slopes, platform, impoundment tailings area and ponds area; use of an inert cover material; covering facility with a layer of topsoil to promote vegetative growth; closure of water management infrastructure; and revegetation;

  Facilities: Buildings will be dismantled, donated, retired, and/or kept;

Panuco Project	Page 429
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Portal, shafts and adits: Will be sealed to prevent access from surface;

  Waste Rock Storage Facilities (WRSF) and stockpile: Planned to be depleted prior to cessation of mining. Disturbed footprint areas will be graded and reclaimed;

  Waste and water storage ponds: Will be demolished, and/or filled, graded and reclaimed;

  Water reservoir: Will be left in place to supply local pasture or farming water needs;

  Pipelines: Will be dismantled and recycled; and,

  Access roads: The main access roads will be maintained during the monitoring phase. Secondary roads that are no longer needed will be regraded, closed, and revegetated.

20.6.3 Post-Closure Plan

Post-closure monitoring and maintenance are critical to verify the effectiveness of implemented closure measures, including landform stabilization, water quality protection, and revegetation success. These programs enable early detection and correction of any deficiencies.

Vizsla Silver will be responsible for post-closure oversight, which is expected to last at least five years following final decommissioning or until closure criteria are met.

20.6.4 Closure Cost Estimate

Ausenco prepared a conceptual closure and post-closure cost estimate for the planned operation, using a combination of information derived from the Feasibility Study, existing landforms, design information from the TSF, WRSF, Stockpile and components included for the project, a database of costs from national contractors working on similar projects and assumptions derived from Ausenco's experience in mine closure. The cost for the Closure and Post-Closure Plan is provided in Section 21.2.8. Closure costs are assumed to be incurred over a period of approximately eleven years, following cessation of production and a subsequent period of five years of monitoring.

20.7 Socio-Economic and Cultural Baseline Studies

Baseline socio-economic and cultural studies have not yet been completed for the Panuco Project. No Archaeological Assessment has been completed for the site. National Institute of Anthropology and History (INAH) personnel will be required to survey the area to document and register any important archaeological sites.

The information provided in this section comes from the Flores Doncel (2022) study.

The Panuco Project is in the northwest of the municipality of Concordia, Sinaloa. This region is made up of six rural agrarian centers with large extensions of Common Use Lands and 32 towns. The municipality of Concordia has an estimated population of 24,899 (2020 census) within an area of a 2,167 km2. In the year 2020 there were 12,539 men and 12,360 women, giving a ratio of 101.45 men for every 100 women. Much of the population has permanent residence in the municipality of Mazatlán (FDC, Concordia, 2022). The communities of Panuco and San Miguel del Carrizal have health centers.

Panuco Project	Page 430
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-11 shows the population per locality near the Panuco Project (FDMC, EIS, 2022).

Figure 20-11: Population by Locality

Source: FDMC, EIS, 2022.

It is anticipated that the following areas will be affected by the Project: Copala, El Habal, La Guásima, Pánuco, San Miguel del Carrizal, and Platanar de los Ontiveros. The Project will take place and develop in the areas of Cópala, Pánuco, and San Miguel del Carrizal. Due to their close proximity to central operations, the areas of El Habal and Platanar de los Ontiveros may be directly affected. La Guásima is slightly further and may only be indirectly affected by project development.

Within the local area of Panuco consists of six agrarian settlements with large areas of Common Use Lands, and within it, there are 32 localities with rural characteristics. The estimated population of this area is 2,400 inhabitants, of which 28% have active agrarian rights (communeros or ejidatarios), and 72% are settlers (without agrarian rights). The total population is distributed across 20 localities, with 12 localities recorded as uninhabited.

The region covers a total area of 58,840 ha, of which 99% are assigned to agrarian settlements, and only 1% correspond to population settlements under the civil regime of private property.

The Project's positive impact on the community may include employment generation, economic output and incorporation into social security through the Mexican Social Security Institute (IMSS). Project management will need to establish measures to mitigate negative impacts, especially if they are of concern to the population.

Panuco Project	Page 431
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 20-12 shows the Prediction of Social Impacts for the exploration phase of the Project. It is anticipated that similar impacts will be triggered by the mining phase of the Project.

Figure 20-12: Projection of Social Impacts

Source: FDMC, 2022.

20.8 Community Engagement

Vizsla is in the process of establishing guiding principles for community outreach and developing a strategic plan aligned with the organizational philosophy and the objectives of the Project. The implementation of actions must be accompanied by monitoring and measurement to evaluate performance and results. A community engagement plan and management system would enable relations with the community by controlling social risks and enabling favourable conditions for the development of the Project in the long term. In addition, such an engagement and management system would allow for the orderly development and justify sufficient budgets to allow for meaningful social investment, thereby reducing Project risks and costs due to potential community opposition and contribute to the responsible development of the community in accordance with community needs.

Panuco Project	Page 432
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Vizsla has advanced the discussions with local stakeholders to express the intention of developing a mining project within Common Use Land and ejido property land that would aim to provide socio-economic well-being for the local population. The Company intends to maintain this relationship throughout the Project's lifecycle. Further to this effort, Vizsla has negotiated operating agreements with the five Ejidos in the greater Panuco area (Copala, Pánuco, San Miguel del Carrizal, El Habal de Copala, and Platanar de los Ontiveros). The operating agreements cover exploration, construction, operation, and closure phases for a 30-year period.

The Panuco Project aims to offer over 100 potential temporary and permanent jobs to the region. Special effort will be made during the Project to provide support to the local communities, including assisting with the introduction and improvement of basic services and educational institutions.

Vizsla aims to generate a state of trust and reciprocity with local populations that is maintained to date that will be reflected with the employment of the population that resides in surrounding towns and community.

It is Important that Vizsla commit efforts to the local communities, including assisting with introducing and improving basic services and educational institutions. It is of vital importance for the Company to have a relationship with the population and society in the area. The company needs to reach out to the community through various means with the intention of developing a mining project within private and ejido property land, which would provide a socio-economic well-being for the local and foreign population that boosts local economy.

In addition, social activities and recreation for the Ejidos population is a main contribution that the Company has been supporting over the years. The support includes financial resources per request of the people and needed for the festivities and recreational activities that as a society are performed locally, such as health fairs, Mother's Day, Children's Day, Christmas festivities, sport activities, among others.

It is recommended that Vizsla continue to engage with the nearby communities to stay informed about community concerns and potential projects that the Company can support by means of economic aid and other resources.

Panuco Project	Page 433
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

21 CAPITAL AND OPERATING COSTS

21.1 Introduction

The capital and operating cost estimates presented in this FS provide substantiated costs that can be used to further assess the economics of the Panuco Project. The estimates are primarily based on an underground mine operation, the construction and operation of a process plant, construction and operation of a tailings storage facility, and owner's costs and provisions. The processing plant will operate at a nameplate capacity of 3,300 t/d (1.2 Mt/a) from Years 1 to 3 and will increase to 4,000 t/d (1.46 Mt/a) from Year 4 onward, for a total life of mine (LOM) of 9.6 years.

All capital and operating cost estimates are presented in United States dollars (US$), with exchange rates factored in.

21.2 Capital Cost Estimate

21.2.1 Capital Cost Summary

The capital cost estimate conforms to Class 3 guidelines of the Association for the Advancement of Cost Engineering International (AACE International) for a feasibility study level estimate with an accuracy of ±15%. The capital cost estimate was developed in Q3 2025 United States dollars. The process plant, tailings storage facility, paste plant and infrastructure costs were estimated by Ausenco, and mining cost was estimated by Mining Plus.

The total initial capital cost for the Panuco Project is US$238.7 million; expansion capital cost is US$15.4 million and LOM sustaining cost excluding financing and closure cost of US$37.5 million is US$287.3 million. The capital cost summary is presented below in Table 21-1.

Table 21-1: Capital Costs Summary

WBS	WBS Description	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)	Total Cost (US$M)
1000	Mining	60.2	259.1	0.6	319.9
2000	Process Plant	63.9	0.0	8.8	72.6
3000	Additional Process Facilities	18.7	25.0	1.1	44.9
4000	On-Site Infrastructure	32.8	0.2	1.7	34.7
5000	Off-Site Infrastructure	1.1	-	-	1.1
Total Directs		176.7	284.4	12.2	473.4
6000	Project Indirect	8.1	-	-	8.1
7000	Project Delivery	19.7	-	1.6	21.3
Total Indirect		27.8	-	1.6	29.4
8000	Owner's Cost	10.1	-	-	10.1
9000	Provisions (Contingency incl. closure)	24.0	2.9	1.5	28.5
Project Totals		238.7	287.3	15.4	541.3

Note: Total may not add up due to rounding.

Panuco Project	Page 434
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The cost for the Project was split into initial capital costs, sustaining capital costs, expansion costs, and closure costs. The initial capital is project development costs incurred during the pre-production years. Sustaining capital is the capital incurred to support production from the Project. Expansion cost is incurred during Year 3 while expanding the process plant to 4,000 t/d with the inclusion of the flotation-leach circuit. Closure costs include all measures to remove all processing infrastructure and rehabilitate the site.

21.2.2 Basis of Estimate

21.2.2.1 Base Date and Currency

The estimate base date is Q3 2025. The estimate is prepared in United States dollars (US$).

21.2.2.2 Exchange Rates

Vendors and contractors were requested to provide pricing in their native currencies. These prices have been converted to United States dollars using the exchange rates in Table 21-2, current as of July 2025.

Table 21-2: Estimate Exchange Rates

Code	Currency	Exchange Rate
USD	United States Dollars	1.00
AUD	Australian Dollars	0.65
EUR	Euros	1.14
CAD	Canadian Dollar	0.71
MXN	Mexican Pesos	0.05

21.2.2.3 Standard Units of Measure

Metric units of measurement are used throughout the estimate.

21.2.2.4 Ausenco Basis of Estimate

The capital costs estimated by Ausenco align with the requirements of an AACE Class 3 estimate with an accuracy range between ±15% of the final project costs. The capital cost estimate was developed in Q3 2025 US dollars based on budgetary quotations for equipment and construction contracts, as well as Ausenco's in-house database of projects and studies including experience from similar operations.

The capital costs is a quantitatively based cost estimate with engineering developed material take-offs with factored quantities, semi-detailed unit costs and budgetary quotations for major equipment.

Panuco Project	Page 435
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The structure of the estimate is a build-up of the direct and indirect cost of the estimated quantities; this includes the installation/construction hours, unit labour rates and contractor distributable costs, bulk and miscellaneous material and equipment costs, any subcontractor costs, freight, and growth.

The methodology applied to develop the estimate is as follows:

  Defined the scope of work.

  Quantified the work in accordance with standard commodities.

  Organized the estimate structure in accordance with agreed work breakdown structure.

  Developed a priced mechanical and electrical equipment list.

  Determined bulk material pricing.

  Determined the installation cost for equipment and bulks.

  Establish requirements for freight.

  Determined and agreed on foreign exchange rates.

  Determined growth allowances for each estimate line item.

  Determined/developed indirect costs.

  Determined the estimate contingency value.

  Conducted internal reviews.

Where the pricing and delivery information for equipment, materials, and services were provided by suppliers, the prices reflect market conditions and expectations at the time the estimate was developed.

The estimate and schedule in this report were based on information provided by suppliers and assumes normal market supply and availability of equipment and services during the execution phase.

The following parameters and qualifications were considered:

  No allowance has been made to exchange rate fluctuations.

  There is no escalation added to the estimate.

  A growth allowance was included.

  Data for the estimates have been obtained from numerous sources, including:

  FS mine schedules.

  FS level engineering design by Ausenco and Mining Plus.

  Geotechnical investigations.

Panuco Project	Page 436
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Budgetary equipment quotes from internationally based suppliers.

  Budgetary unit costs from several local contractors for civil, concrete, steel, electrical, piping and mechanical works.

  Data from similar recently completed studies and projects.

Major commodity cost categories (earthworks, concrete, structural steel, architectural, mechanical equipment, platework, piping, electrical equipment, electrical bulks, instrumentation and mobile equipment) were identified and estimated. Percentage of contingency was allocated to each of these categories on a line-item basis based on the accuracy of the data, considering scope, qualification and pricing. An overall contingency was derived in this fashion.

A growth allowance was allocated to each line item in the capital cost estimate to reflect the level of definition of design and pricing strategy. Growth is a provision for additional costs that will be recognized in future project phases that advance the engineered level of detail.

Estimate growth is intended to account for the following:

  Items that cannot be quantified based on current engineering status but are empirically expected to appear.

  The accuracy of quantity take-offs and engineering lists based on the level of engineering and design undertaken at a feasibility study level.

  Pricing growth for the likely increase in cost due to the development and refinement of specifications as well as re-pricing after initial budget quotations and after finalization of commercial terms and conditions to be used in the project.

Growth has been calculated on a line-item level by evaluating the status of the engineering scope definition and maturity and the ratio of the various pricing sources for equipment and materials used to compile the estimate. The growth applied was based on guidance aligning to Class 3 AACE estimate and the level of definition of the project scope.

Ausenco's basis of estimate was used to estimate capital costs in Sections 21.2.4, 21.2.5, 21.2.6, 21.2.7, 21.2.8 and 21.2.9.

21.2.2.5 Mining Capital Cost Basis of Estimate

The capital cost estimate by Mining Plus was completed to the requirements of an AACE Class 3 estimate with an accuracy range of ±15% of the final project costs. The capital cost estimate was developed in Q3 2025 US dollars based on budgetary quotations from underground mining contractors and consumables vendors, as well as Mining Plus's in-house database of projects and studies for similar projects and geography.

Multiple local and international mining contracting companies were engaged to provide budgetary quotations for a full-service mining contract covering both the initial and sustaining capital phases of the project.

Panuco Project	Page 437
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The contractor scope of work includes the following:

  All on-site direct and indirect labour with the exception of senior site management and technical services (Owner supplied).

  Underground mobile equipment and surface support fleets inclusive of all maintenance requirements.

  Site indirect (travel & accommodation, administration, health and safety, etc.).

  Contractor surface facilities including an office, lunchroom, mine dry, and mine rescue facility.

  Small tools and drilling consumables.

The Owner's costs were calculated from material take-offs, vendor quotations, benchmarking, and first principles engineering calculations for the following:

  Diesel and power consumption

  Mining consumables

  Ground support

  Explosives

  Mine services (ventilation, piping, electrical)

  Site management and technical services labour

  Fixed plant and underground infrastructure

  Ventilation (fans, starters, e-rooms, etc.)

  Dewatering

  Air compressors

Fit out of underground shops, wash bays, fuel/lube bays, and explosive magazines.

Mining Plus's basis of estimate was used to estimate capital costs in Section 21.2.3.

21.2.3 Mining Capital Costs

Mine development and production at the Panuco Project is proposed to be executed by mining contractors with the Company's team providing technical services and site management. The primary mining contractor will be responsible for provision of mine personnel, mining equipment, maintenance, and consumables to support mining activities, excluding power, explosives, diesel, mine services, and ground control, which are considered to be provided by the Company.

The Company is assumed to provide much of the required surface infrastructure to support the mining contractor including ventilation infrastructure, maintenance facilities, fixed mine equipment including pumps and fans, and other mine facilities including, explosive storage, wash bay, waste rock storage, mineralized material stockpile pad, and water management infrastructure. The primary mining contractor will be responsible to supplying office, messing, and change facilities for their workforce.

Panuco Project	Page 438
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Mining capital costs have been derived primarily from vendor and contractor quotations as well as historic data collected by Mining Plus at other underground mining operations and projects.

The dominant capital expense is the development cost required to establish production. When considering the reallocation of operating costs and the development cost (direct and indirect costs for both lateral and vertical development) over the pre-production period, approximately US$60.2 million will be expensed (exclusive of US$45.9 million in pre-production operating costs). The life of mine sustaining cost for the project is estimated at US$259.1 million. Most of the estimated sustaining mining costs is comprised of the direct cost of development, which is estimated to cost approximately US$206.3 million. Purchases for the mine fixed equipment is scheduled throughout the life of mine and capitalized through both the initial and sustaining periods of the project. The mine infrastructure costs include the following:

  Installation of permanent mining services (power, communications, dewatering, ventilation, compressed air and process water)

  Escapeway ladderways, ventilation walls, escapeway walls

  Permanent paste pipe distribution system

  Underground permanent infrastructure

  Wash and maintenance bays

  Permanent pump stations

  Fuel/lube storage and dispensing

  Mobile refuge chambers

  Underground explosive and detonator magazines.

Table 21-3 summarises the Mining Initial Capital Cost and the Sustaining Capital Cost estimates for the Panuco Project.

Table 21-3: Mining Capital Costs

Description	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)	Total Capital Cost (US$M)
Capital Development	43.6	206.3	-	250.0
Fixed Mine Equipment and Mobilization	6.4	12.5	-	19.0
Mine Surface & Underground Infrastructure	4.8	30.3	-	35.0
Fixed Equipment Rebuilds	-	2.1	-	2.1
Shared Capital (Plant, Surface infrastructure, etc.)	5.4	7.9	0.6	13.9
Total Mining Capital Costs	60.2	259.1	0.6	319.9

Note: Total may not add up due to rounding.

Panuco Project	Page 439
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

It is the QP's opinion that these estimates are reasonable for the location and planned mine development and can be used for the Feasibility Study of the Panuco Project.

21.2.4 Direct Costs - Process Plant, Tailings Storage Facility, On-site Infrastructure and Off-site Infrastructure

A summary if the capital cost estimate is presented in Table 21-4.

Table 21-4: Capital Cost Summary - Process Plant, Tailings Storage Facility, On and Off-Site Infrastructure

WBS	WBS Description	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)	Total Capital Cost (US$M)
2100	Crushing and Stockpile	9.2	-	-	9.2
2200	Grinding	12.1	-	-	12.1
2300	Flotation and Regrind	-	-	6.2	6.2
2400	Concentrate Leaching	-	-	-	-
2500	Leaching, CCD & Solution Management	17.5	-	2.4	19.9
2600	Merrill Crowe and Refinery	11.1	-	-	11.1
2700	Detoxification and Tailings Dewatering	2.9	-	-	2.9
2800	Reagents	5.3	0.0	0.2	5.5
2900	Plant Utilities	5.7	-		5.7
2000	Sub-Total - Process Plant	63.9	0.0	8.8	72.6
3100	Tailings Storage Facility	14.9	17.1	-	32.0
3200	Waste Rock Storage Facility	1.6	0.1	-	1.7
3300	Backfill - Paste Plant & CRF	2.3	7.9	1.1	11.3
3000	Sub-Total - Additional Process Facilities	18.7	25.0	1.1	44.9
4100	Bulk Earthworks	9.4	-	0.7	10.1
4300	Power Distribution	16.9	-	0.2	17.1
4400	Fuel Storage	0.1	-	-	0.1
4500	Sewage	1.0	-	-	1.0
4600	Infrastructure Buildings	2.4	0.2	-	2.6
4700	Site Services	2.6	-	0.8	3.4
4800	Surface Mobile Equipment	0.4	-	-	0.4
4000	Sub-Total - On-Site Infrastructure	32.8	0.2	1.7	34.7
5300	Power Supply	1.1	-	-	1.1
5000	Sub-Total - Off-Site Infrastructure	1.1	-	-	1.1
	Total	116.6	25.3	11.6	153.4

Note: Total may not add up due to rounding.

Panuco Project	Page 440
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The definition of process equipment requirements was based on process flowsheets and process design criteria as defined in Section 17. Process design criteria were used to size all major equipment and derive a mechanical equipment list. Key equipment was packaged based on alike items and scoped of work were developed to be sent for budgetary pricing to equipment suppliers (see Table 21-5 and Table 21-6). For mechanical equipment costs, 83.5% of the value was sourced from budgetary quotes; the remainder was sourced by benchmarking against other recent Mexican silver-gold projects and studies at an FS level or better.

Table 21-5: Mechanical Equipment Price Basis

Source	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)%
Budgetary Quote	32.5	1.5	4.0	83.5
Estimated (Database)	3.1	2.3	0.2	12.1
Growth	1.4	0.3	0.3	4.4
Total	37.0	4.1	4.5	100.0

Note: Total may not add up due to rounding.

Table 21-6: Mechanical Equipment & Packages

Package No.	Equipment
P0001	Crushing Equipment
P0002	Ball Mill
P0003	Cyclones
P0004	Agitators
P0005	Thickeners incl CCD Thickeners
P0006	Regrind Mill
P0007	Flotation Cells
P0008	Screens
P0009	Shop Tanks
P0010	Slurry Pumps
P0011	Potable Water Treatment Plant
P0012	Sewage Treatment Plant
P0013	Merril-Crowe
P0014	Refinery & Gold Room
P0015	Metallurgical Laboratory (equipment included)
P0016	Paste Plant
P0017	Conveyors
P0018	Field Tanks
P0019	TSF Reclaim Barge Water Pumps
P0020	Oxygen Plant
P0021	CRF Plant
P0022	Water Treatment Plants

Panuco Project	Page 441
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Similarly, the major electrical equipment was sized based on the loads listed in the mechanical equipment list. Scope of work were developed to receive budgetary pricing from equipment suppliers (see Table 21-7 and Table 21-8). For the electrical equipment, 82% of the values sourced from budgetary quotes; the remainder was sourced by benchmarking against other recent Mexican silver-gold projects and studies at an FS level or better.

Table 21-7: Electrical Equipment Price Basis

Source	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)%
Budgetary Quote	17.1	1.0	1.1	81.9
Estimated (Database)	4.0	0.2	0.2	14.2
Growth	0.8	0.01	0.01	3.9
Total	21.9	1.3	1.4	100

Note: Total may not add up due to rounding.

Table 21-8: Electrical Equipment & Packages

Package No.	Equipment
P0101	Transformers
P0102	Modular Electrical and Control Rooms
P0103	High Voltage Substation

In support of the major installation construction contracts, engineering for the process plant and infrastructure was completed to an FS level of definition allowing for bulk material quantities to be derived from major commodities as outlined in Table 21-9.

Table 21-9: Total Project Costs Summary - by Major Commodities

Commodity Descriptions	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)
Architectural	1.9	0.5	-
Earthworks	20.7	17.2	1.1
Concrete	5.1	0.2	0.5
Electrical Equipment	22.0	1.3	1.4
Platework	6.1	0.6	1.3
Instrumentation	2.5	0.0	0.7
Electrical Bulks	6.7	0.5	0.5
Mobile Equipment & Ancillaries	0.5	-	0.0
Piping	11.9	0.7	1.4
Third Party Estimates	0.6	0.1	0.1
Structural Steelwork	3.3	0.6	0.8
Project Delivery	19.7	-	1.6

Panuco Project	Page 442
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Commodity Descriptions	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)
Field Indirect	3.8	-	-
Spares, First Fills, Vendors	4.3	-	-
Provisions	17.5	2.9	1.5
Total	163.6	28.5	15.4

Note: Total may not add up due to rounding.

After the derivation of the bulk material quantities (earthworks, concrete, steel, piping, cables, etc.) for the process plant, tailings storage facility and surface infrastructure areas, major construction contracts were formed and tendered for budgetary pricing bids, as per Table 21-10.

Table 21-10: Construction Contract Packages

Contract No.	Contracts
C0001	Concrete
C0002	E&I Installation
C0003	HV Transmission Lines
C0004	Modular Buildings
C0005	Pre-Engineered Buildings
C0006	Site Development and Mass Earthworks
C0007	SMP
C0008	Fabric Buildings

21.2.5 Indirect Capital Costs

A summary of the indirect capital cost estimate is presented in Table 21-11.

Table 21-11: Indirect Capital Cost Summary

WBS	WBS Description	Initial Capital Cost (US$M)	Expansion Capital Cost (US$M)	Total Cost US$M)
6100	Temporary Construction Facilities and Services	3.8	-	3.8
6200	Commissioning Assistance and Ops Readiness	0.8	-	0.8
6300	Spares	2.1	-	2.1
6400	First Fill	1.5	-	1.5
Project Preliminaries		8.1	-	8.1
7100	EPCM Services	19.7	1.6	21.3
Project Delivery		19.7	1.6	21.3
Total Indirect Costs Capital		27.8	1.6	29.4

Note: Total may not add up due to rounding.

Panuco Project	Page 443
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

21.2.5.1 Project Preliminaries

The project preliminaries cost estimate consists of construction indirect for the project in the initial and expansion phase of the Project.

  Temporary Construction Facilities and Services:
  Contractor's indirect costs are related to the contractor's direct costs and include the following:

  Mobilization and demobilization

  Site offices and utilities

  Construction equipment including mobile equipment, scaffolding, safety equipment, etc.

  Construction fuel and consumables

  Temporary maintenance and cleaning around sites

  Commissioning Assistance and Ops Readiness

  Vendor representative costs during construction and commissioning of specific equipment have been included in the cost estimate. These costs were developed by package using daily rates either provided by the vendors or Ausenco's historical daily rates, expenses and durations required on site.

  Commissioning spares estimate was developed on first principle basis. The final costs were revised and benchmarked against Ausenco's database.

  Spares

  Capital (Critical) spares estimate was developed based on priced lists of recommended spares received from vendors. The final costs were revised and benchmarked against Ausenco's database.

  Operating spares estimate was developed based on priced lists of recommended spares received from vendors required for two years period. The final costs were revised and benchmarked against Ausenco's database.

  First Fills

  First fills include the costs for the initial construction, first fills for installed equipment and commissioning first fills which consist of chemicals, fuels and lubricants etc. and is an allowance based on historical data.

  Commissioning First fills costs were developed form the operating costs - the cost of the initial fill is included in the estimate.

21.2.6 Owner (Corporate) Capital Costs

Owner's costs of US$10.1 million have been provided by Vizsla Silver and include the following:

  Owner's project team and expenses
Panuco Project	Page 444
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Pre-production labour

  Administration, finance, insurance and legal fees

  Environmental consultation and management

  Human resources, recruiting and training

  Community relations

  Site security

21.2.7 Contingency

Contingency accounts for the difference in costs between the estimated and actual costs of materials and equipment. The level of contingency varies depending on the nature of the contract and the client's requirements. Due to the uncertainties at the time, the capital cost estimate was developed (in terms of the level of engineering definition, basis of the estimate, schedule development, etc.), it is essential that the estimate include a provision to cover the risk from these uncertainties.

To develop the contingency value, a probabilistic contingency analysis was performed which consisted of a contingency ranging workshop taking place internally and evaluated the major cost components in terms of confidence of pricing and quantity basis and provided input ranges for potential under/over run. The ranging inputs were applied as percentages to the base estimate and then ran in a Monte Carlo model using the @Risk program. No contingency has been included for "project specific risks" such as items noted in Section 21.2.11, or management reserve. The @Risk simulation completed for the project determined the contingency to be 11.2% of base accumulative costs at P50 confidence level. This contingency was applied to the Ausenco's capex as well as Mining Plus's initial capex.

Table 21-12: Estimate Contingency

WBS	WBS Description	Initial Capital Growth (US$M)	Sustaining Capital Contingency (US$M)
1000	Mining	6.7	-
2000	Process Plant	7.2	1.0
3000	Additional Process Facilities	2.1	2.9
4000	On-Site Infrastructure	3.7	0.2
5000	Off-Site Infrastructure	0.1	-
6000	Project Preliminaries	0.9	-
7000	Project Delivery	2.2	0.2
8000	Owner's Costs	1.1	-
Total Contingency		24.0	4.3

Note: Total may not add up due to rounding.

Panuco Project	Page 445
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

21.2.8 Closure and Reclamation Planning

The closure costs include requirements for the Mine portal closures, process infrastructures, TSF, WRSF, access roads and water management infrastructure, social programs & labour & terminations. Along with the direct costs the closure costs also include indirect such as, EPCM, temporary building installations, owner's cost and contingency.

All necessary demolition, rehabilitation, revegetation, earth grading/contouring, scrap metal disposal, hydrologic & geochemical stability are included for all areas. Closure costs are estimate at US$37.5 million.

21.2.9 Salvage Costs

Salvage costs have been factored against the process plant direct costs and will be recoverable at the end of the mine life. Total salvage value was estimated at US$9.6 million.

21.2.10 Growth Allowance

A growth allowance has then been allocated to each line item in the capital cost estimate to reflect the level of definition of design and pricing strategy, of which is a provision for additional costs that will be recognized in future project phases as engineering is advanced.

Estimate growth is:

  intended to account for items that cannot be quantified based on current engineering status but are empirically expected to appear;

  accuracy of quantity take-offs and engineering lists based on the level of engineering and design undertaken at feasibility study level; and

  pricing growth for the likely increase in cost due to development and refinement of specifications as well as re-pricing after initial budget quotations and after finalizations of commercial terms and conditions to be used on the project.

Growth has been calculated on a line-item level by evaluating the status of the engineering scope definition and maturity and the ratio of the various pricing sources for equipment and materials used to compile the estimate. The growth rate applied was based on guidance aligning to a Class 3 AACE estimate, and the level of definition of the project scope. The capital cost growth allowance is presented in Table 21-13.

Table 21-13: Growth Cost Summary

Commodity	Growth (Average %)	Initial Capital Growth (US$M)	Sustaining Capital Growth (US$M)
Architectural	4%	0.1	0.0
Concrete	4%	0.2	0.0
Earthworks	7%	1.5	1.4
Electrical Bulks	4%	0.3	0.1

Panuco Project	Page 446
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Commodity	Growth (Average %)	Initial Capital Growth (US$M)	Sustaining Capital Growth (US$M)
Electrical Equipment	4%	0.8	0.1
Field Indirect	4%	0.1	0.0
Instrumentation	5%	0.1	0.0
Mechanical Equipment	4%	1.4	0.6
Piping	4%	0.5	0.1
Platework	4%	0.2	0.1
Structural Steelwork	4%	0.1	0.1
Total	4%	5.4	2.5

21.2.11 Exclusions

The following costs and scope will be excluded from the capital cost estimate:

  Operating costs

  Taxes and duties

  Future exploration costs

  Environmental approvals

  Special incentives schedule, safety or others

  No allowance has been made for loss of productivity and/or disruption due to religious, union, social and/or cultural activities

  Escalation beyond the base date Q3 2025

  Environmental impact assessment

  Future scope changes

  Lost time due to weather, labour availability and disruption or force majeure events

  Training or operations personnel

  Management reserve

  Financing costs.

Panuco Project	Page 447
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

21.3 Operating Costs

21.3.1 Operating Cost Summary

The costs considered on-site operating costs are those related to mining, processing, tailings handling, paste backfill, maintenance, power and general and administrative activities.

A summary of the operating costs is presented below in Table 21-14.

The average operating cost is US$85.11/t processed, including an annual G&A cost of US$9.4 million.

Table 21-14: Average LOM Operating Cost

Cost Area	Average Annual Costs (US$M)	US$/t Processed
Mining	71.9	53.31
Process	33.5	24.84
G&A	9.4	6.96
Total	114.9	85.11

Note: Total may not add up due to rounding.

21.3.2 Basis of Estimate

Key Assumptions were made to estimate the operating costs for the Project:

  Cost estimates are based on Q3 2025,

  Costs are expressed in United States Dollars (US$),

  Power cost of US$0.09 per kilowatt-hour (kWh) was assumed,

  A diesel cost of US$1.21 per liter was assumed based on trailing 3-year average price,

  A throughput of 3,300 t/d or 1.20 Mt/a was used for the processing plant for Phase 1, and 4,000 t/d or 1.5 Mt/a for Phase 2,

  Crushing circuit availability is assumed to be 65%, grinding and floatation availability is assumed to be 92% and paste plant utilization is assumed to be 60%,

  ROM material and concentrate grades and recoveries are based on metallurgical test work results described in Section 13,

  Material and equipment are purchased as new,

  Reagent consumption rates are based on metallurgical test work results and in-house benchmarks, and

  Grinding media consumption rates are based on mineral material characteristics as described in Section 13.

Panuco Project	Page 448
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

21.3.3 Mine Operating Costs

The mining operating costs reflect a contractor mining option that defers capital and leverages a contractor's experience for the mine's initial construction and development. Mining Plus developed mining costs primarily from budgetary contractor quotes along with consumables pricing received from Mexican based vendors. When required, limited benchmarking has been used from other project studies that utilize LHS as their main mining method and extract similar commodities.

Operating costs are summarised as follows:

  Total underground mining operating costs are approximately US$718.6 million over the life-of-mine at an average of US$71.9M/a. This is inclusive of US$ 45.9 million in pre-production operating costs.

  Average operating development (all non-capital development) of US$2,207/m which equates to US$13.76/t ore processed.

  Average production costs (long hole stopping and cut & fill) of US$39.55/t ore processed.

Unit mining operating costs are summarised in Table 21-15 with a more detailed breakdown in Table 21-16.

Table 21-15: Mining Operating Costs Summary

Item	LOM Operating Cost (US$M)	Unit Cost (US$/t Ore Processed)
Pre-production Operating Cost	45.9	-
Operating Development	173.6	13.76
Production	499.1	39.55
Total Development and Production Costs	718.6	53.31*

Note: * Unit cost does not include pre-production OPEX.

Table 21-16: Mining Production Costs

Item	LOM Operating Cost (US$M)	Unit Cost (US$/t Ore Processed)
Pre-Production Operating Costs	45.9	-
Development - Operating (Direct Costs)	71.0	5.72
Operating Development Labour (Direct & Indirect)	44.5	3.59
Maintenance Fixed Mine Equipment	1.3	0.10
Power	4.8	0.38
Diesel	6.7	0.55
Contractor Fleet & Overheads	45.2	3.64
Total Operating Development Cost	173.6	13.76
Production - LHS (Direct Costs)	77.3	6.13
Production - CAF (Direct Costs)	57.3	4.55

Panuco Project	Page 449
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Item	LOM Operating Cost (US$M)	Unit Cost (US$/t Ore Processed)
Production Labour (Direct & Indirect)	123.5	9.80
Backfill (All types)	81.3	6.45
Maintenance Fixed Mine Equipment	3.7	0.29
Power	13.9	1.10
Diesel	18.6	1.47
Contractor Fleet & Overheads	123.6	9.80
Total Production Cost	499.1	39.55
Total Operating Cost	718.6	53.31*

Note: Total may not add up due to rounding.

* Unit cost does not include pre-production OPEX

21.3.4 Process Plant Operating Costs

The process operating cost estimate is based on 3,300 t/d in Phase 1 and 4,000 t/d in Phase 2 mill, consisting of crushing, grinding, flotation, concentrate regrind, concentrate dewatering, leach, Merrill Crowe, tailings handling and paste backfill. This is broken down into two phases.

These include:

1. Phase 1 (Years 1 to 3): The process plant will produce doré through a whole ore leach process at a nominal throughput of 1.2 Mt/a.

2. Phase 2 (Years 4+): The process plant will produce doré through separate leaching of bulk flotation products at a nominal throughput of 1.5 Mt/a.

The process operating costs are estimated to be US$ 25.45/t and US$ 24.64/t for Phase 1 and 2, respectively, averaging to US$ 24.84/t over LOM. Table 21-17 summarises the operating costs for the process plant over the different operating periods.

Table 21-17: Process Plant Operating Cost Summary

Cost Area	Phase 1		Phase 2
	Average Annual Costs (US$M)	US$/t Processed	Average Annual Costs (US$M)	US$/t Processed
Power	6.0	5.14	6.8	4.78
Reagents & Consumables	17.2	14.75	21.0	14.84
Maintenance	1.7	1.40	1.8	1.26
Labour	2.0	1.73	2.1	1.47
Mobile Equipment	1.6	1.35	1.6	1.11
Lab Services	0.5	0.39	0.7	0.52
Water Treatment	0.4	0.32	0.4	0.31
Panuco Project	Page 450
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Cost Area	Phase 1		Phase 2
	Average Annual Costs (US$M)	US$/t Processed	Average Annual Costs (US$M)	US$/t Processed
TSF	0.5	0.38	0.5	0.35
Total	30.5	25.45	34.9	24.64

Note: Total may not add up due to rounding.

21.3.4.1 Reagents and Consumables

Reagents, grinding media and various consumables are required to process the mineralized material from the Copala and Napoleon Deposits. The consumption rates of each of the consumable items are based on the metallurgical test work outlined in Section 13 and based on the planned process plant throughput of 3,300 t/d in Phase 1 and 4,000 t/d in Phase 2. The total costs of the reagents and consumables by area as well as the costs of mobile equipment used are shown below in Table 21-18.

Table 21-18: Reagents and Consumables Cost Summary

Cost Area	Phase 1		Phase 2
	Average Annual Costs (US$M)	US$/t Processed	Average Annual Costs (US$M)	US$/t Processed
Crushing & Reclaim	0.6	0.53	0.6	0.44
Grinding	3.0	2.58	3.0	2.13
Flotation	-	-	0.4	0.29
Leaching	7.2	6.19	10.6	7.50
Precious Metal Recovery	1.2	1.00	1.1	0.76
Detox	5.2	4.41	5.2	3.72
Total	17.2	14.75	21.0	14.84

Note: Total may not add up due to rounding.

21.3.4.2 Maintenance Consumables

Annual maintenance consumable costs were calculated based on a total installed mechanical capital cost by area using a weighted average factor from 3% to 4%. During Phase 1, the process area includes the 3-stage crushing-grinding circuit, whole ore leach and Merrill Crowe circuit, reagent handling and plant services areas. During Phase 2, the process area also includes the flotation-leach circuit and associated reagent handling and plant services area. The total maintenance consumable operating cost is US$1.7M/a or US$1.40/t of feed in Phase 1 and US$1.8M/a or US1.26/t of feed in Phase 2.

Panuco Project	Page 451
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

21.3.4.3 Power

Power operating costs are calculated from an estimate of annual power consumption using a unit cost of US$0.09/kwh. The annual power consumption for the processing plant is based on the average utilization of each motor on the electrical load list for the process plant.

The process plant energy consumption is estimated to be 68.5 MWh per full year in Phase 1, and 77.5MWh in Phase 2. The total power operating cost is US$6.0M/a or US$5.14/t of feed in Phase 1 and US$6.8M/a or US$4.78/t of feed in Phase 2.

21.3.4.4 Labour

Labour includes all processing and maintenance labour costs.

Processing production labour was developed using benchmarks from similar projects and includes operation departments such as metallurgy, mill operations, maintenance and the assay lab.

Each position was defined and classified as salary and wages. Costs included taxes and benefits. For process operations labour, the annual cost is US$1.2M/a in Phase 1, and US$1.3M/a in Phase 2. For process maintenance labour, the total cost is US$0.9M/a in Phase 1, and US$0.9M /a in Phase 2.

The total labour operating cost is US$2.0M/a or US$1.73/t of feed in Phase 1, and US$2.1M/a or US$1.47/t of feed in Phase 2. The estimated labour force was estimated at 135 and 141 people for Phases 1 and 2, respectively. The estimate was based on providing a labour force to support continuous operations at 24 hours per day and 365 days per year.

21.3.4.5 Mobile Equipment

Vehicle costs are based on a scheduled number of light vehicles and mobile equipment for the process plant. The costs include fuel, annual maintenance, spares and tires, annual insurance, and equipment leasing costs. Mobile equipment costs for the process plant are estimated at US$1.6M/a for Phase 1 and US$1.6M/a for Phase 2.

21.3.4.6 On-site Laboratory Services

Operating costs for the assay lab were estimated based on a review of benchmark projects with similar flowsheets and sampling requirements. The lab is expected to handle grade control samples, mill solid and aqueous samples, water testing, doré quality testing, and other miscellaneous tests as required. Annual operating costs are estimated at US$0.5M/a for Phase 1 and US$0.7M/a for Phase 2.

21.3.4.7 Water Treatment

Water supply costs were calculated using the expected annual makeup requirements of the process plant from the mass balance. Groundwater that is subject to government fees was assumed as the fresh water source, and a unit rate of US$0.64/m3 was applied. The estimated values for water supply costs per tonne of mill feed are US$0.32/t for Phase 1 and US$0.31/t for Phase 2.

Panuco Project	Page 452
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Annual average water treatment costs are estimated at US$0.4M/a for Phase 1 and US$0.4M/a for Phase 2.

21.3.4.8 Tailings Storage Facility Operating Costs

TSF operating costs include the TSF beach management, operations of the barge pumps and maintenance, instrumentation and monitoring with daily inspections, contractor support and communications.

Annual average TSF costs are estimated at US$0.5M/a for Phase 1 and US$0.5M/a for Phase 2.

21.3.5 General & Administrative Costs

The general and administrative (G&A) operating costs cover the expenses of the operating departments, and a summary is presented in Table 21-19.

General and administrative (G&A) costs were developed using owner provided costs and Ausenco's in-house data on existing Mexican operations. The costs were estimated based on the following items:

  Site maintenance (including G&A mobile equipment, on-site road maintenance),

  Human Resources and Health & Safety (including personnel, recruiting, training, community relations, personal protective equipment and first-aid),

  Environmental (including sampling and TSF operation),

  Administration Costs (including office supplies, IT hardware & software, and support services), and

  Contract services (including insurance, sanitation, license fees and legal fees).

The total annual G&A cost was estimated at US$9.4M/a during production or US$6.96/t plant feed.

Table 21-19: G&A Cost Summary

G&A Expenses	Average Annual Costs (US$M)	US$/t Processed
Site Maintenance	1.0	0.72
Human Resources & Health and Safety	3.4	2.50
Environmental Costs	0.6	0.44
Administration Costs	3.9	2.90
Contract Services	0.5	0.40
Total	9.4	6.96

Note: Total may not add up due to rounding.

Panuco Project	Page 453
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

22 ECONOMIC ANALYSIS

22.1 Forward-Looking Information Cautionary Statements

The results of the economic analysis discussed in this section represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Information that is forward-looking includes:

  Mineral reserve estimates.

  Assumed commodity prices and exchange rates.

  The proposed mine production plan.

  Projected mining and process recovery rates.

  Assumptions as to mining dilution.

  Capital and operating cost estimates and working capital requirements.

  Assumptions as to closure costs and closure requirements.

  Assumptions as to environmental, permitting and social consideration and risks.

Additional risks to the forward-looking information include:

  Changes to costs of production from what is assumed.

  Unrecognized environmental risks.

  Unanticipated reclamation expenses.

  Unexpected variations in quantity of mineralized material, grade or recovery rates.

  Geotechnical or hydrogeological considerations differ from what was assumed.

  Failure of mining methods to operate as anticipated.

  Failure of plant, equipment or processes to operate as anticipated.

  Changes to assumptions as to the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis.

  Ability to maintain the social licence to operate.

  Accidents, labour disputes and other risks of the mining industry.

Panuco Project	Page 454
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Changes to interest rates.

  Changes to tax rates and availability of allowances for depreciation and amortization.

22.2 Methodologies Used

A pre- and post-tax economic analysis was completed on the basis of a discounted cash flow model featuring a 5% discount rate. The analysis used Q3 2025 US dollars. The model assumed a 21-month physical construction period, and production period of 9.4 years, including the first year and final year which will see production for only a portion of those two years. Although Vizsla Silver is assuming a targeted timeline for initial operation and ramp up of production from the Project, calendar years mentioned in the economic analysis are for conceptual purposes only.

Cash inflows consist of revenue projections. Cash outflows consist of capital expenditures, including pre-production costs, operating costs, taxes, and royalties. These are subtracted from the inflows to arrive at the cash flow projections. Cash flows are taken to occur at the mid-point of each period. Cash flows were evaluated on a monthly basis up to and including Year 3 of the project life, and on a quarterly basis for Years 4-9 of the project life.

It must be noted that tax calculations involve complex variables that can only be accurately determined during operations, and as such, the actual post-tax results may differ from those estimated. A sensitivity analysis was performed to assess the impact of variations in metals price, discount rate, head grade, recovery, total operating costs, and initial capital costs. The capital and operating cost estimates developed specifically for this project are presented in Section 21 of this report in Q3 2025 US dollars, using exchange rates as noted in Section 21. The economic analysis has been run on a constant dollar basis with no inflation.

22.3 Financial Model Parameters

22.3.1 Assumptions

The economic analysis was performed assuming the base case silver price of US$35.50/oz and gold price of US$3,100/oz. The forecasts used are meant to reflect the average metals price expectation over the life of the project and are in line with consensus analyst estimates. No price inflation or escalation factors were taken into account. Commodity prices can be volatile, and there is the potential for deviation from the forecast.

The economic analysis also used the following assumptions:

  The pre-production period will be 21 months and includes 2 months of metal production prior to commercial production starting.

  The commercial production period of the project is defined as occurring 60 days after mill start until the end of the project.

  The production life is 9.4 years, with the last year being a partial year.

  Cost estimates are in constant Q3 2025 US dollars for capital and operating costs, with no inflation or escalation factors considered.

Panuco Project	Page 455
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Results are based on 100% ownership with a 1.0% Government royalty applying to gross revenue from gold and silver production, as well as 2.0% and 3.5% private royalties applying to NSR.

  Capital costs are funded by 100% equity (no financing assumed).

  All cash flows are discounted to the start of the construction period using a mid-period discounting convention.

  All metal products will be sold in the same year they are produced.

  Project revenue will be derived from the sale of silver-gold doré bars.

  No contractual arrangement for refining currently exists.

22.4 Taxes

The project has been evaluated on a post-tax basis to provide an approximate value of potential economics. The tax model was compiled by an independent tax consultant, and calculations are based on the tax regime as of the date of the FS technical report. At the effective date of this report, the project was assumed to be subject to the following tax regime:

  The Mexican corporate income tax system (Federal Income Tax) consists of 30% income tax. Federal income tax is applied on Project income after deductions of eligible expenses including depreciation of assets, construction costs, exploration costs, and any losses carried forward.

  Mining tax in Mexico (Special Mining Tax) consists of 8.5% on revenue less offsite charges, operating expenses and the sale of capital assets.

  Tax depreciation rates differ for pre-production development costs (10%) and mining capital assets (12%). It is assumed that all capex would qualify as mining capital assets, including sustaining capital costs.

At the assumed metal prices, total corporate tax payments are estimated to be US$1,364 million over the LOM.

22.4.1 Working Capital

Working capital assumptions include Accounts Receivable (30 days), Inventories (30 days) and Accounts Payable (30 days). Total change in working capital is estimated to be US$10 million related to the Value Added Tax that is recoverable as of 2025 and assumed to be recovered in 2026.

22.4.2 Royalties

Royalties payable for the Panuco Project include a 1.0% Government royalty applying to gross revenue from gold and silver production, as well as 2.0% and 3.5% private royalties applying to NSR. Total royalty payments are US$242 million over the life of mine.

Panuco Project	Page 456
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

22.5 Economic Analysis

The economic analysis was performed assuming an 5% discount rate. The pre-tax NPV discounted at 5% is US$2,842 million; the IRR is 159.3%, and payback period is 0.4 years. On a post-tax basis, the NPV discounted at 5% is US$1,802 million, the IRR is 111.1%, and the payback period is 0.6 years. A summary of project economics is shown graphically in Figure 22-1 and listed in Table 22-1. Cash flows were evaluated on a monthly basis up to and including Year 3 of the project life, and on a quarterly basis for Years 4-9 of the project life. The annual cashflow output is shown in Table 22-2.

Figure 22-1: Project Post-Tax Unlevered Cashflow

Source: Ausenco, 2025.

Panuco Project	Page 457
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 22-1: Economic Analysis Summary

Description	Unit	Life-of-Mine Total / Average
General
Discount Rate	%	5.0
Silver Price	US$/oz	35.50
Gold Price	US$/oz	3,100
Production
Total Processed Feed	kt	12,809
Total Waste	kt	6,284
Head Grade - Ag	g/t	249
Head Grade - Au	g/t	2.01
Recovery Rate - Ag to doré	%	92.3%
Recovery Rate - Au to doré	%	93.8%
Total Metal Payable - Ag	koz	94,725
Total Metal Payable - Au	koz	776
Average Annual Payable Production - Ag	koz/a	10,130
Average Annual Payable Production - Au	koz/a	83
Average Annual Payable Production - AgEq	koz/a	17,382
Average Annual Payable Production (Yrs 1-5) - AgEq	koz/a	20,278
Operating Costs
Mining Cost	US$/t processed	53.31
Processing Cost (incl. TSF)	US$/t processed	24.84
Site G&A Costs	US$/t processed	6.96
Total Operating Costs	US$/t processed	85.11
Cash Costs and All-in Sustaining Costs (Co-Product Basis)
Cash Cost[1]	US$/oz AgEq	8.56
All-in Sustaining Cost[2]	US$/oz AgEq	10.61
Capital Expenditures
Initial Capital	US$M	239
Preproduction Revenue[3]	US$M	-128
Preproduction Costs[4]	US$M	62
Initial Costs (Initial Capital + Preproduction Revenue & Costs)	US$M	173
Expansion Capital	US$M	15
Sustaining Capital	US$M	287
Closure Costs	US$M	38
Salvage Value	US$M	-10
Economics
Pre-tax NPV (5%)	US$M	2,842
Pre-tax IRR	%	159.3
Pre-tax Payback	years	0.4

Panuco Project	Page 458
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Description	Unit	Life-of-Mine Total / Average
Post-tax NPV (5%)	US$M	1,802
Post-tax IRR	%	111.1
Post-tax Payback	years	0.6
Post-tax NPV/Initial Capital	-	7.5

Notes:

1. Total cash costs consist of operating cash costs plus royalties and offsite (refining & transport) charges.

2. AISC consists of total cash costs plus sustaining capital, and closure costs as defined by the World Gold Council.

3. Preproduction revenue includes revenue until the start of commercial production which is defined as 60 days after mill start.

4. Preproduction costs include: mining, processing and G&A operating costs, offsite charges, and royalties, until the start of commercial production which is defined as 60 days after mill start.

Panuco Project	Page 459
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 22-2: Life of Mine Economics

			Project Year
Free Cash Flow	Units	Total/Avg	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12
Revenue	US$M	5,642	--	--	746	691	627	746	689	574	564	474	443	88	--	--
Operating Expenses	US$M	(1,074)	--	--	(90)	(106)	(115)	(130)	(121)	(128)	(133)	(120)	(109)	(23)	--	--
Offsite Charges (refining & transport)	US$M	(50)	--	--	(7)	(7)	(6)	(7)	(6)	(5)	(5)	(4)	(4)	(1)	--	--
Royalties (including EMD)	US$M	(237)	--	--	(33)	(31)	(27)	(31)	(28)	(22)	(23)	(20)	(18)	(4)	--	--
EBITDA	US$M	4,281	--	--	616	548	479	579	534	419	403	331	313	61	--	--
Initial Costs	US$M	(173)	(88)	(137)	52	--	--	--	--	--	--	--	--	--	--	--
Expansion Capital	US$M	(15)	--	--	--	--	(15)	--	--	--	--	--	--	--	--	--
Sustaining Capex	US$M	(287)	--	--	(29)	(47)	(31)	(34)	(33)	(41)	(25)	(33)	(16)	--	--	--
Closure Capex	US$M	(38)	--	--	--	--	--	--	--	--	--	--	--	--	(38)	--
Salvage Value	US$M	10	--	--	--	--	--	--	--	--	--	--	--	--	10	--
Change in Working Capital	US$M	10	0	(8)	10	(1)	(0)	(13)	2	2	3	(0)	2	12	(1)	2
Pre-Tax Unlevered Free Cash Flow	US$M	3,778	(88)	(137)	633	501	433	532	504	381	381	298	298	69	(28)	--
Pre-Tax Cumulative Unlevered Free Cash Flow	US$M	3,778	(88)	(225)	408	909	1,342	1,874	2,378	2,760	3,140	3,438	3,736	3,806	3,778	3,778
Total Corporate Taxes	US$M	(1,364)	--	(2)	(216)	(180)	(155)	(193)	(171)	(125)	(121)	(96)	(100)	(5)	--	--
Post-Tax Unlevered Free Cash Flow	US$M	2,424	(88)	(146)	433	320	278	339	333	255	260	202	199	68	(29)	2
Post-Tax Cumulative Unlevered Free Cash Flow	US$M	2,424	(88)	(234)	198	518	796	1,134	1,467	1,723	1,983	2,185	2,383	2,451	2,422	2,424
Mining
Mineralized Material Mined	kt	12,802	74	473	859	1,226	1,310	1,599	1,535	1,533	1,497	1,382	1,160	153	--	--
Processing
Total Mill Feed
Ore Tonnes	kt	12,809	--	90	1,200	1,200	1,200	1,460	1,460	1,460	1,460	1,460	1,460	359	--	--
Ag Grade	g/t	249	--	396	389	345	308	283	248	198	207	179	160	123	--	--
Au Grade	g/t	2.01	--	2.97	2.82	2.27	2.18	2.22	2.24	2.00	1.79	1.47	1.48	1.27	--	--
AgEq Grade	g/t	425	--	656	636	544	498	477	444	372	363	308	289	234	--	--
Doré Recovery
Ag	%	92.3%	--	93.0%	92.9%	92.8%	91.7%	93.4%	92.1%	91.1%	92.5%	92.1%	91.4%	90.7%	--	--
Au	%	93.8%	--	93.9%	93.7%	93.1%	92.4%	94.9%	94.7%	94.4%	94.3%	93.1%	93.0%	92.9%	--	--
Production Profile
Contained Metal
Ag	koz	102,689	--	1,147	15,023	13,328	11,893	13,295	11,655	9,285	9,723	8,423	7,496	1,422	--	--
Au	koz	829	--	9	109	88	84	104	105	94	84	69	69	15	--	--
AgEq	koz	175,082	--	1,898	24,533	20,972	19,232	22,377	20,833	17,475	17,044	14,464	13,548	2,705	--	--

Metal Produced
Ag	koz	94,820	--	1,066	13,959	12,364	10,909	12,424	10,739	8,463	8,998	7,754	6,854	1,290	--	--
Au	koz	778	--	8	102	82	78	99	99	89	79	64	64	14	--	--
AgEq	koz	162,727	--	1,771	22,872	19,482	17,687	21,041	19,427	16,196	15,903	13,380	12,484	2,482	--	--
Metal Payable
Ag	koz	94,725	--	1,065	13,945	12,351	10,898	12,411	10,728	8,454	8,989	7,746	6,847	1,289	--	--
Au	koz	776	--	8	102	81	78	99	99	88	79	64	64	14	--	--
AgEq	koz	162,531	--	1,769	22,845	19,459	17,666	21,016	19,403	16,176	15,883	13,364	12,469	2,479	--	--
Revenue
Ag Revenue	US$M	3,286	--	--	456	438	387	441	381	300	319	275	243	46	--	--
Au Revenue	US$M	2,357	--	--	290	252	240	305	308	274	245	199	200	42	--	--
Gross Revenue	US$M	5,642	--	--	746	691	627	746	689	574	564	474	443	88	--	--
Transport & Refining Charges	US$M	50	--	--	7	7	6	7	6	5	5	4	4	1	--	--
Net Revenue	US$M	5,592	--	--	739	684	621	739	683	570	559	470	439	87	--	--
Royalties
Extraordinary Mining Duty	US$M	56	--	--	7	7	6	7	7	6	6	5	4	1	--	--
Private NSR Royalty	US$M	180	--	--	25.9	23.7	20.8	23.5	20.8	16.5	17.8	15.2	13.3	2.9	--	--
Operating Costs
Mining	US$M	673	--	--	53	66	75	84	75	83	88	74	63	11	--	--
Processing (including TSF handling)	US$M	313	--	--	28	31	31	36	36	36	36	36	36	9	--	--
G&A	US$M	88	--	--	9	10	10	10	10	10	10	10	10	2	--	--
Cash Costs (Co-product Basis)
Total Cash Costs[1]	$/oz AgEq	8.56	--	--	6.20	7.36	8.38	7.97	7.96	9.60	10.16	10.76	10.43	10.89	--	--
All-in Sustaining Costs[2]	$/oz AgEq	10.61	--	--	7.56	9.76	10.14	9.59	9.63	12.11	11.71	13.21	11.68	10.89	--	--

Panuco Project	Page 460
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

			Project Year
Free Cash Flow	Units	Total/Avg	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12
Capital Expenditures
Initial Capital	US$M	239	82	154	3	--	--	--	--	--	--	--	--	--	--	--
Preproduction Revenue[3]	US$M	(128)	--	(63)	(65)	--	--	--	--	--	--	--	--	--	--	--
Preproduction Costs[4]	US$M	62	7	45	10	--	--	--	--	--	--	--	--	--	--	--
Initial Costs (Initial Capital + Preproduction Revenue & Costs)[5]	US$M	173	88	137	(52)	--	--	--	--	--	--	--	--	--	--	--
Expansion Capital	US$M	15	--	--	--	--	15	--	--	--	--	--	--	--	--	--
Sustaining Capital	US$M	287	--	--	29	47	31	34	33	41	25	33	16	--	--	--
Closure Cost	US$M	38	--	--	--	--	--	--	--	--	--	--	--	--	38	--
Salvage Value	US$M	(10)	--	--	--	--	--	--	--	--	--	--	--	--	(10)	--
Total Capital Expenditures	US$M	504	88	137	(22)	47	46	34	33	41	25	33	16	--	28	--

Notes:

All values in 2025 real US dollars unless otherwise noted.

1. Total cash costs consist of operating cash costs plus royalties and offsite (refining & transport) charges.

2. AISC consist of total cash costs plus sustaining capital, and closure costs as defined by the World Gold Council.

3. Preproduction revenue includes revenue until the start of commercial production which is defined as 60 days after mill start.

4. Preproduction costs include: mining, processing and G&A operating costs, offsite charges, and royalties, until the start of commercial production which is defined as 60 days after mill start.

5. Initial costs include initial capital, and preproduction items as follows: revenue, operating costs, offsite charges, and royalties (including private royalties amounting to US$4.4 million during the preproduction period, in addition to US$180.3 million that occurs during commercial production).

Panuco Project	Page 461
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

22.6 Sensitivity Analysis

A sensitivity analysis was conducted on the base case NPV and IRR of the project using the following variables: discount rate, head grade, recovery, total operating cost, initial capital cost, as well as silver and gold prices, which were encompassed in a single variable, metal price. The sensitivity range for these tables is ±20%. These sensitivity for Ag and Au recovery is set so that recovery values do not exceed 100%. The inflection point for the recovery series in Figure 22-2 and Figure 22-3 represents the point where recovery values reach 100%.

Additional sensitivity tables for metal prices have been included to assess changes in Ag and Au price both individually and together, with a larger sensitivity range of ±50%.

Table 22-3, Table 22-4, Table 22-5, and Table 22-6 summarise the pre-tax and post-tax sensitivities of the project. As shown in Figure 22-2 and Figure 22-3, the sensitivity analysis revealed that the project is most sensitive to changes in head grade and metal price.

Panuco Project	Page 462
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 22-3: Pre-Tax NPV (US$M) and IRR (%) Sensitivity Analysis

	Pre-Tax NPV5% Sensitivity to Discount Rate						Pre-Tax IRR Sensitivity to Discount Rate
	Metal Price							Metal Price
Discount Rate		(20%)	(10%)	0%	10%	20%	Discount Rate		(20%)	(10%)	0%	10%	20%
	1.0%	2,518	3,039	3,561	4,083	4,605		1.0%	123.3	141.7	159.3	176.3	192.7
	3.0%	2,241	2,708	3,175	3,642	4,109		3.0%	123.3	141.7	159.3	176.3	192.7
	5.0%	2,003	2,422	2,842	3,262	3,682		5.0%	123.3	141.7	159.3	176.3	192.7
	8.0%	1,703	2,064	2,425	2,785	3,146		8.0%	123.3	141.7	159.3	176.3	192.7
	10.0%	1,535	1,863	2,190	2,518	2,846		10.0%	123.3	141.7	159.3	176.3	192.7
	Pre-Tax NPV5% Sensitivity to Operating Costs						Pre-Tax IRR Sensitivity to Operating Costs
	Metal Price							Metal Price
Operating Costs		(20%)	(10%)	0%	10%	20%	Operating Costs		(20%)	(10%)	0%	10%	20%
	(20.0%)	2,172	2,592	3,012	3,432	3,852		(20.0%)	131.8	150.2	167.9	184.9	201.4
	(10.0%)	2,087	2,507	2,927	3,347	3,767		(10.0%)	127.5	145.9	163.6	180.6	197.0
	--	2,003	2,422	2,842	3,262	3,682		--	123.3	141.7	159.3	176.3	192.7
	10.0%	1,918	2,337	2,757	3,177	3,597		10.0%	119.1	137.5	155.1	172.0	188.4
	20.0%	1,833	2,253	2,672	3,092	3,512		20.0%	114.9	133.3	150.9	167.9	184.2
	Pre-Tax NPV5% Sensitivity to Initial Capital						Pre-Tax IRR Sensitivity to Initial Capital
	Metal Price							Metal Price
Initial Capital		(20%)	(10%)	0%	10%	20%	Initial Capital		(20%)	(10%)	0%	10%	20%
	(20.0%)	2,048	2,468	2,888	3,308	3,728		(20.0%)	146.9	168.1	188.4	208.0	226.9
	(10.0%)	2,025	2,445	2,865	3,285	3,705		(10.0%)	134.1	153.8	172.6	190.8	208.3
	--	2,003	2,422	2,842	3,262	3,682		--	123.3	141.7	159.3	176.3	192.7
	10.0%	1,980	2,399	2,819	3,239	3,659		10.0%	114.1	131.4	147.9	163.9	179.3
	20.0%	1,957	2,377	2,796	3,216	3,636		20.0%	106.2	122.5	138.1	153.1	167.7
	Pre-Tax NPV5% Sensitivity to Head Grade						Pre-Tax IRR Sensitivity to Head Grade
	Metal Price							Metal Price
Head Grade		(20%)	(10%)	0%	10%	20%	Head Grade		(20%)	(10%)	0%	10%	20%
	(20.0%)	1,327	1,662	1,996	2,331	2,665		(20.0%)	91.6	107.6	122.9	137.6	151.8
	(10.0%)	1,668	2,046	2,423	2,801	3,178		(10.0%)	107.8	125.1	141.5	157.4	172.7
	--	2,003	2,422	2,842	3,262	3,682		--	123.3	141.7	159.3	176.3	192.7
	10.0%	2,340	2,802	3,265	3,727	4,190		10.0%	138.2	157.8	176.5	194.6	212.0
	20.0%	2,656	3,158	3,660	4,163	4,665		20.0%	152.2	172.8	192.7	211.8	230.2
		Pre-Tax NPV5% Sensitivity to Recovery					Pre-Tax IRR Sensitivity to Recovery
	Metal Price							Metal Price
Recovery		(20%)	(10%)	0%	10%	20%	Recovery		(20%)	(10%)	0%	10%	20%
	(20.0%)	1,338	1,674	2,010	2,346	2,682		(20.0%)	92.2	108.3	123.7	138.4	152.7
	(10.0%)	1,670	2,048	2,426	2,804	3,182		(10.0%)	108.1	125.4	141.9	157.7	173.1
	--	2,003	2,422	2,842	3,262	3,682		--	123.3	141.7	159.3	176.3	192.7
	10.0%	2,244	2,694	3,145	3,595	4,045		10.0%	133.9	153.1	171.5	189.3	206.4
	20.0%	2,254	2,705	3,157	3,608	4,060		20.0%	134.2	153.4	171.8	189.6	206.7

Panuco Project	Page 463
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 22-4: Post-Tax NPV (US$M) and IRR (%) Sensitivity Analysis

	Post-Tax NPV5% Sensitivity to Discount Rate						Post-Tax IRR Sensitivity to Discount Rate
	Metal Price							Metal Price
Discount Rate		(20%)	(10%)	0%	10%	20%	Discount Rate		(20%)	(10%)	0%	10%	20%
	1.0%	1,612	1,946	2,280	2,614	2,947		1.0%	86.0	98.8	111.1	122.8	134.2
	3.0%	1,426	1,724	2,023	2,321	2,619		3.0%	86.0	98.8	111.1	122.8	134.2
	5.0%	1,266	1,534	1,802	2,070	2,337		5.0%	86.0	98.8	111.1	122.8	134.2
	8.0%	1,065	1,295	1,525	1,755	1,985		8.0%	86.0	98.8	111.1	122.8	134.2
	10.0%	953	1,162	1,370	1,579	1,788		10.0%	86.0	98.8	111.1	122.8	134.2
	Post-Tax NPV5% Sensitivity to Operating Costs						Post-Tax IRR Sensitivity to Operating Costs
	Metal Price							Metal Price
Operating Costs		(20%)	(10%)	0%	10%	20%	Operating Costs		(20%)	(10%)	0%	10%	20%
	(20.0%)	1,379	1,647	1,915	2,183	2,450		(20.0%)	92.6	105.4	117.6	129.5	141.0
	(10.0%)	1,322	1,590	1,859	2,127	2,394		(10.0%)	89.3	102.1	114.3	126.2	137.6
	--	1,266	1,534	1,802	2,070	2,337		--	86.0	98.8	111.1	122.8	134.2
	10.0%	1,209	1,477	1,745	2,013	2,281		10.0%	82.8	95.6	107.8	119.6	130.9
	20.0%	1,153	1,421	1,689	1,957	2,225		20.0%	79.6	92.4	104.6	116.4	127.7
	Post-Tax NPV5% Sensitivity to Initial Capital						Post-Tax IRR Sensitivity to Initial Capital
	Metal Price							Metal Price
Initial Capital		(20%)	(10%)	0%	10%	20%	Initial Capital		(20%)	(10%)	0%	10%	20%
	(20.0%)	1,312	1,580	1,848	2,116	2,383		(20.0%)	103.6	118.4	132.5	146.1	159.2
	(10.0%)	1,289	1,557	1,825	2,093	2,360		(10.0%)	94.1	107.7	120.8	133.5	145.6
	--	1,266	1,534	1,802	2,070	2,337		--	86.0	98.8	111.1	122.8	134.2
	10.0%	1,243	1,511	1,779	2,047	2,315		10.0%	79.2	91.2	102.7	113.8	124.5
	20.0%	1,220	1,488	1,756	2,024	2,292		20.0%	73.3	84.6	95.5	105.9	116.1
	Post-Tax NPV5% Sensitivity to Head Grade						Post-Tax IRR Sensitivity to Head Grade
	Metal Price							Metal Price
Head Grade		(20%)	(10%)	0%	10%	20%	Head Grade		(20%)	(10%)	0%	10%	20%
	(20.0%)	835	1,048	1,262	1,475	1,689		(20.0%)	63.9	75.1	85.8	96.0	105.8
	(10.0%)	1,052	1,293	1,534	1,776	2,017		(10.0%)	75.3	87.3	98.7	109.7	120.4
	--	1,266	1,534	1,802	2,070	2,337		--	86.0	98.8	111.1	122.8	134.2
	10.0%	1,481	1,776	2,072	2,366	2,661		10.0%	96.4	110.0	123.0	135.5	147.3
	20.0%	1,683	2,004	2,324	2,644	2,964		20.0%	106.0	120.4	134.2	147.1	159.5
		Post-Tax NPV5% Sensitivity to Recovery					Post-Tax IRR Sensitivity to Recovery
	Metal Price							Metal Price
Recovery		(20%)	(10%)	0%	10%	20%	Recovery		(20%)	(10%)	0%	10%	20%
	(20.0%)	842	1,056	1,271	1,485	1,700		(20.0%)	64.4	75.6	86.3	96.5	106.4
	(10.0%)	1,054	1,295	1,536	1,778	2,019		(10.0%)	75.5	87.5	98.9	110.0	120.6
	--	1,266	1,534	1,802	2,070	2,337		--	86.0	98.8	111.1	122.8	134.2
	10.0%	1,420	1,708	1,995	2,282	2,569		10.0%	93.4	106.8	119.5	131.9	143.5
	20.0%	1,426	1,715	2,003	2,291	2,578		20.0%	93.6	107.0	119.8	132.1	143.8

Panuco Project	Page 464
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 22-5: Pre-Tax NPV (US$M) and IRR (%) Sensitivity Analysis - Ag and Au Prices

Inputs	Pre-Tax NPV5% Sensitivity to Ag and Au Prices
	Metal Price (Ag and Au) (+/-%)	-50%	-25%	0%	25%	50%
		743	1,793	2,842	3,892	4,941
	Ag Price (+/-%)	-50%	-25%	0%	25%	50%
		1,612	2,227	2,842	3,457	4,073
	Au Price (+/-%)	-50%	-25%	0%	25%	50%
		1,973	2,408	2,842	3,277	3,711
Inputs	Pre-Tax IRR Sensitivity to Ag and Au Prices
	Metal Price (Ag and Au) (+/-%)	-50%	-25%	0%	25%	50%
		61.0	113.8	159.3	200.7	239.1
	Ag Price (+/-%)	-50%	-25%	0%	25%	50%
		102.7	132.0	159.3	185.1	209.7
	Au Price (+/-%)	-50%	-25%	0%	25%	50%
		124.5	142.3	159.3	175.7	191.6

Table 22-6: Post-Tax NPV (US$M) and IRR (%) Sensitivity Analysis - Ag and Au Prices

Inputs	Post-Tax NPV5% Sensitivity to Ag and Au Prices
	Metal Price (Ag and Au) (+/-%)	-50%	-25%	0%	25%	50%
		461	1,132	1,802	2,471	3,139
	Ag Price (+/-%)	-50%	-25%	0%	25%	50%
		1,017	1,409	1,802	2,195	2,586
	Au Price (+/-%)	-50%	-25%	0%	25%	50%
		1,247	1,524	1,802	2,079	2,356
Inputs	Post-Tax IRR Sensitivity to Ag and Au Prices
	Metal Price (Ag and Au) (+/-%)	-50%	-25%	0%	25%	50%
		42.4	79.4	111.1	139.7	165.4
	Ag Price (+/-%)	-50%	-25%	0%	25%	50%
		71.9	92.1	111.1	129.0	145.7
	Au Price (+/-%)	-50%	-25%	0%	25%	50%
		86.8	99.2	111.1	122.5	133.5

Panuco Project	Page 465
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 22-2: Pre-Tax Sensitivity Analysis Results

Note: Series lines for metal price and head grade overlap on the above figures. Source: Ausenco, 2025.

Panuco Project	Page 466
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Figure 22-3: Post-Tax Sensitivity Analysis Results

Note: Series lines for metal price and head grade overlap on the above figures. Source: Ausenco, 2025.

Panuco Project	Page 467
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

23 ADJACENT PROPERTIES

There is no information on properties adjacent to the Property necessary to make the technical report understandable and not misleading.

Panuco Project	Page 468
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

24 OTHER RELEVANT DATA AND INFORMATION

24.1 Test Mine

Vizsla Silver is currently developing a Test Mine with about 1,070 m of underground development to obtain a bulk sample of 10,000 tonnes of ore. The Copala portal is developed in early 2025 and the planned underground development is expected to be completed by early 2026 by a mining contractor.

24.2 Project Execution Plan

The Project Execution Plan (PEP) will address the overall project (objectives, scope, strategies, and roles and responsibilities) and provide a comprehensive plan for its development and implementation. The PEP covers the plan for engineering, procurement, construction, start-up, and commissioning of the Project. The implementation strategy assumes an Engineering, Procurement, and Construction Management (EPCM) implementation with construction packages.

The following subsections summarise the contents of the Panuco PEP.

24.2.1 Objectives

Vizsla aims to bring the Panuco Project into operation while satisfying the following objectives:

  Zero harm to personnel involved with construction, operation, and maintenance of the facilities,

  Preserve or improve the project value through effective control of project costs and completion of construction and commissioning on or ahead of schedule,

  Satisfy quality and performance targets,

  Comply with company policies, legislative requirements, environmental permits and licenses, and negotiated benefits agreements, and

  Maintain positive community relations

24.2.2 Execution Strategy

The Project will be delivered with input from the Vizsla project delivery team. Vizsla will engage an EPCM contractor with expertise in delivering projects of this nature and will also engage several delivery contractors to execute eight distinct construction scopes of work. The delivery strategy is summarised as follows:

  Engineering and design will be completed by Vizsla's selected EPCM contractor. Constructability input will be provided by the EPCM Construction Manager and through early engagement with preferred sub-contractors identified during the FS and FEED.
Panuco Project	Page 469
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Procurement of equipment and materials will be completed by the EPCM Contractor, acting as an agent for Vizsla. Procurement tasks will be prioritized by equipment delivery time, and to support construction progress. Transport of critical goods will be managed by a freight forwarder.

  The EPCM Contractor will finalize the contracting strategy for construction of the facility during Detailed Engineering following a process of contractor evaluations and pricing reviews. Executed contracts will be managed by the team on site.

  The EPCM Contractor's site team will report to the Project Manager. The EPCM Contractor will provide safety and field supervision who will manage interfaces between the various construction sub-contractors working on-site, and will monitor quality, progress, invoice processing and payment.

  Contract scope battery limits have been defined according to the Project WBS.

24.2.2.1 EPCM Scope Led by Engineering Consultant

The engineering consultant will provide a complete and fully functional process plant, and other on-site infrastructure as per project WBS, by performing the following services:

  Complete all engineering and design required for construction of the facilities. Design for construction will include all engineering disciplines such as civil, structural, architectural, mechanical, piping, electrical, instrumentation and control.

  Procure all materials, goods, and services to construct and commission the process plant, including procurement of commissioning spare parts at the time of equipment procurement. The engineering consultant will obtain a list of operational and capital spare parts and pricing for these parts from each vendor during the procurement process; Lumina will purchase the parts they need.

  Provide logistics management, warehousing and preservation of all procured materials and goods prior to issue to construction subcontractors.

  Implement a project controls system to adequately monitor and report on project progress including adherence to or deviation from the schedule and the budget. Provide weekly flash report and monthly project progress reports to thoroughly explain project progress.

  Manage all work within the defined scope in accordance with the PEP and all other project plans, to achieve the project schedule and budget.

  Submit back-drafted as-built drawings (piping and instrument diagrams, single line diagrams, buried services general arrangement drawings) within 60 days of mechanical completion. This includes the handover of O&M manuals and parts lists on all equipment.

  Provide engineering and supervisory support for the process plant start-up until final completion.

Panuco Project	Page 470
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

24.2.2.2 Project Organization

The project team is organized based on an integrated team approach, minimizing the duplication of roles and activities between the Owner's Team and their major delivery partners.

24.2.2.3 Project Alignment

The project alignment strategy aims to create shared understanding of the project vision and strategy to enable Vizsla's internal and external stakeholders to achieve the project objectives. The project delivery team operates as one team with defined responsibilities, accountabilities, and authorities. The team is established and supported to deliver "best for project" outcomes in line with Vizsla's expectations and critical success factors.

Establishment of the delivery team working relationships and agreeing acceptable desired outcomes will be done in facilitated alignment sessions. The alignment effort will be concentrated at the front-end of the Project, although ongoing activities are planned throughout to increase overall effectiveness, commitment, and cohesiveness of project team members.

24.2.3 Management Plans

The management plans summarised in this section will be utilized to ensure the effective delivery of the Project.

24.2.3.1 Engineering Execution Plan

The Engineering Execution Plan details the strategy, processes, and standards for the delivery of the Engineering deliverables in a manner that enables the Project to achieve all HSEC, schedule, cost and quality objectives. The Plan references the relevant engineering procedures and design systems to be used on the Project. The purpose of this Engineering Execution Plan (EEP) is to define the engineering and design objectives and strategies for the Panuco Project and to outline the processes and procedures that the engineering consultant will employ to execute, monitor, control, and close-out engineering and design activities.

24.2.3.2 Procurement Execution Plan

The main objective for procurement is to purchase the required Equipment and Services for the Project and, in the process, to identify, mitigate and manage procurement risks which may negatively impact the Project. The procurement process has been designed to deliver planned and predictable outcomes with regard to costs and schedule without compromising safety, the environment and quality. Procurement requirements will be based on engineering design packages to meet the construction schedule for 'required on site' (ROS) dates and contracting milestones.

Critical procurement activity relates to securing long lead orders and obtaining certified information from the suppliers. The procurement schedule will be updated as necessary to ensure the following:

  Early identification of critical long lead time Equipment.
Panuco Project	Page 471
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Early identification and involvement of preferred Suppliers and Service providers.

  Determination of sole/single source Suppliers.

  Confirmation of critical expediting needs both Vendor Data and Document Requirements (VDDR).

  Use of standardized designs and proven concepts where possible.

  Receipt of necessary approvals from Panuco Project.

  Expediting of necessary approvals in accordance with the Digital Asset Management (DAM).

  Coordination of vendor quality inspections when needed.

  Coordination of inspections to vendor shops for expediting and quality assurance purposes.

  Identification of logistics and storage constraints.

  Selection of purchasing strategies to achieve critical schedule milestones without compromising the Project's overall requirements.

24.2.3.3 Contracting Execution Plan

The contracting strategy is an integral activity of overall project planning that partitions the project scope into horizontal, vertical, and/or geographical groupings to facilitate manageable allocation of work packages.

The project manager is the owner of the contracting plan; however, engineering and construction teams take a lead in establishing packages and documenting scope. The project controls team provides input into the Contracting Plan through analysis of schedule, scope, and pricing structures. The Contracting Plan is coordinated by the contracts team to ensure no scope is missed or duplicated.

The final product is a clear and defined contractual framework whereby the roles, responsibilities, interfaces, battery limits and deliverables of all parties are defined.

The contracting strategy considers the strengths of local contractors and their ability to provide skilled labour, engineered and bulk materials, and in some instances, equipment.

The contracting strategy aims to:

  Ensure zero harm to all personnel involved with the construction of the Project,

  Consider industrial relations risk and risk mitigation measures

  Maximize award of major construction work packages to proven qualified contractors that are located within Ecuador,

  Where possible maximize employment and subcontracting opportunities for Indigenous individuals and businesses; utilize the local business development officers of the Indigenous groups for lists of qualified Indigenous persons and companies in the region,

Panuco Project	Page 472
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Ensure a thorough understanding of responsibilities from the various engineering locations and consultants regarding engineering input, contract formation and construction management of contract,

  Ensure value for money and performance to schedule, and

  Allocate commercial risk appropriately

The contract formation cycle is overseen by a project tender committee consisting of the procurement and contracts manager, project director, engineering manager and site manager (as a minimum) with other members as nominated by the project director. Contract formation develops in the following order: contract planning, package development, tender period and contract award.

Engineering, with the assistance of the responsible project engineer, will prepare the scope of work, specifications, drawings, data sheets, and vendor data requirements with construction assisting, or leading the scope of work definition for construction-related contracts.

24.2.3.4 Construction Execution Plan

The construction execution plan is prepared to provide a project-specific statement and work plan for the construction management group to organize, perform and execute the construction management responsibilities for the project. The construction execution plan defines the interfaces with engineering, procurement and pre-operational verifications, to ensure construction is executed in a timely and cost-effective manner in accordance with all project objectives. It is the responsibility of the project team to ensure the outcomes of the project are in line with the objectives of the Construction Managements policy, including the following:

  Over-riding responsibility to maintain a safe site with no harm to all occupants of the construction site and related processes,

  Provide safety induction and training as required under the Project Health Safety & Environment plan,

  Deliver the Project to the point of a commissioning status of "C0 to C6,"

  Provide overall co-ordination of the project site,

  Provide organization, planning and management for field activities,

  Supervise and coordinate the work of construction contractors,

  Certify contractors' progress payment certificates,

  Prepare construction schedules and cost data for the project office processing,

  Maintenance of the budget for construction of the plant in accordance with the established budget,

  Provide information for preparation of reports by the project engineer,

  Assist the project engineer and contract administration to minimize Contractor variation claims,

  Provide office services and administration for field activities,

Panuco Project	Page 473
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Arrange weekly meetings with each contractor, and

  Solicit engineering support as and when required using the site Technical Query and Design Change System.

24.2.3.5 Logistics and Materials Management Plan

The project will require the movement of cargo to the site, including construction materials and equipment during the construction phase up to mechanical completion, including pre-commissioning. The Panuco project is in proximity to a local highway, and it is envisioned that most of the in-country freighting will be carried out from that highway to the shipping ports in Mazatlán.

Ausenco will assign responsibility for movement of goods and materials based on criticality and port of origin. Criticality will be judged based on value, load size/weight, potential for damage during transport, and construction schedule float.

The transport of critical items will be entrusted to a major logistics provider to manage ex-works loading and transport, customs clearance (where required), and coordination and tracking of deliveries to site. Non-critical items will be transported by OEM suppliers.

24.2.3.6 Commissioning Execution Plan

Commissioning covers the formal handover and acceptance of process equipment and commissioning modules between the various commissioning stages, from the completion of installation by contractors and suppliers through verification of plant and equipment dry or pre-commissioning by field engineers and design engineers, to final commissioning by the commissioning team. The objectives of formal commissioning are:

  To ensure zero harm is maintained,

  To ensure commissioning is completed in an orderly manner,

  To ensure that all permits and isolation systems for transition from 'Plant Dead' to 'Plant Live' are defined and adhered to,

  To clarify and define the various phases of handover, the different parties involved and their responsibilities at each stage, and

  To achieve plant performance acceptance criteria, demonstrated via performance and documents.

Panuco Project	Page 474
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

24.2.3.7 Project Controls Execution Plan

The Project Controls and Reporting Plan details the systems and processes which are used to monitor, analyse, control, review and report on the progress of the Project as well as manage the costs, accounting and invoicing. Effective project control is key to addressing the following KPIs:

  Effective and efficient project controls support for project execution,

  Early identification of change,

  Provision of accurate and timely cost, schedule, and progress data together with analysis of trends and deviations,

  Provision of data and analysis necessary to facilitate informed decision-making by stakeholders, and

  Auditable record keeping and data storage for future estimating and benchmarking.

24.2.3.8 Project Quality Plan

The project Quality Plan identifies management processes, review and audit programs and procedures to assure the quality requirements of the Project.

It is the responsibility of the project team to ensure that the quality outcomes on the Project are in line with the following objectives:

  Engineering services will meet or exceed expectations for quality, reliability, safety, value for money, and timely execution.

  Products and services will comply with the agreed specifications and appropriate laws and regulations, as well as satisfying contractual and commercial conditions.

  A formal quality management system will be implemented that is consistent with the requirements of Standard ISO 9001:2015, and that fosters prevention rather than detection.

  The engineering consultant will provide a working environment that supports the philosophy of teamwork and encourages employee involvement in continuous improvement activities.

  All employees will receive relevant training and communications to enable their effective participation in the project quality management program.

  The engineering consultant will seek to develop and nurture relationships with our suppliers that emphasize continuous improvement in product quality and cost.

Panuco Project	Page 475
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

25 INTERPRETATION AND CONCLUSIONS

25.1 Introduction

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this Report.

25.2 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Panuco Project is in the Panuco-Copala mining district in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project comprises 125 approved mining concessions, covering a total area of 28,766.28 ha, and two mineral concessions covering 1,321.15 ha. The mining concessions are held 100% by Vizsla. The concessions are granted for 50 years, except San Carlos that was originally granted for 100 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. All claims are in good standing, and all property tax payments have been completed up to the effective date of the report.

On January 17, 2024, Vizsla announced its intention to spin out the shares of Vizsla Royalties Corp, ("Spinco"), a wholly owned subsidiary of Vizsla, to the Company's shareholders. Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at Vizsla's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico. The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Project, which have a pre-existing 3.0% net smelter return royalty (the "Underlying Royalty"). Vizsla also completed the following: (i) transfer to Vizsla Royalties the right to purchase one-half of the 3% Underlying Royalty; (ii) grant Vizsla Royalties the right to acquire a royalty on any future projects acquired by Vizsla in the 24-month period after completion of the Spinout, which right would automatically terminate upon a change of control of Vizsla Royalties or Vizsla and (iii) make a cash injection into Vizsla Royalties. On June 19, 2024, the Supreme Court of British Columbia issued its final order approving the plan of arrangement with Vizsla Royalties Corp. Under the Arrangement, the owners of common shares of Vizsla Silver are entitled to receive one new VZLA Share, one-third of a common share of Spinco and one-third of a common share purchase warrant of Spinco for each VZLA Share held immediately prior to the closing of the Arrangement. Following the Arrangement, Spinco will no longer be a wholly owned subsidiary of Vizsla Silver.

Most of the surface rights in the municipality of Concordia are owned by Ejidos, which are areas of communal land used for agriculture. Community members individually farm designated parcels and collectively maintain communal holdings comprising the ejido. Ejidos are registered with Mexico's National Agrarian Registry (Registro Agrario Nacional). Surface rights to most of the land underlying the Project area are owned by six Ejidos. Mining concession owners have the right to obtain the expropriation, temporary occupancy, or creation of land easements required to complete exploration and mining work, including the deposit of rock dumps, tailings, and slag. Vizsla has agreements in place with 5 Ejidos covering a total of 15,029.63 ha within the Property with rights to extend the area as required with the same consideration per hectare.

Panuco Project	Page 476
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

25.3 Geology and Mineralization

Mineralization on the Panuco Property comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long, and individual veins range from decimeters to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey, and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. Vizsla Silver has delineated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during mineral deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district.

The Mineral Resource includes nine mineralized vein systems: Copala, Cristiano, Tajitos, Napoleon, La Luisa, Cruz Negra, Josephine, San Antonio and Rosarito-Cuevillas vein corridors. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m.

25.4 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

Vizsla commenced exploration on the Project in July 2019. Surface exploration to date has included geological mapping, rock geochemical sampling, and geophysical surveys. The 1:1,000 scale geological mapping of the Property completed as of December 2023 amounted to 4,800 ha mapped out of a total of 7,189.5 ha held by the company, which represents 67% of the total area mapped. Rock geochemical sampling completed between 2019 and 2024 amounts to 5,930 samples. Vizsla has conducted airborne and ground surveys since 2019. These include Fixed Loop Electromagnetic surveys (FLEM) or ground EM surveys, drone magnetic surveys, and LiDAR.

Since initiating drilling on the Property in November 2019, Vizsla has conducted several significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2024 (data cut-off date for the current MRE), Vizsla had completed 1,012 drill holes totaling 383,017.22 m and collected 57,680 assays. Vizsla has continued to drill at the Project since the data cut-off for the Mineral Resource Estimate. Drilling completed subsequent to the MRE has consisted of exploration drilling on targets outside of the MRE areas and comprises an additional 40 drill holes totalling 13,365 m and 1,571 assays. As of July 24, 2025, Vizsla had completed 1,052 drill holes totaling 396,382.22 m and collected 59,251 assays.

Panuco Project	Page 477
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

25.5 Metallurgical Test Work

A series metallurgical test programs have been completed on ½ drill core samples that are representative of the Napoleon, Tajitos and Copala deposits. The 2024-2025 test program was the most extensive and focused on cyanide leaching of the entire feed mass, in either a WOL or flotation plus leach arrangement. Variability samples and master composites were assembled from numerous drill holes from each deposit, targeting feed grades that were representative of each potential resource.

Comminution testing indicated that the materials were competent with respect to impact and attrition grinding. Impact breakage tests indicative of SAG milling requirements returned an average Axb value of 36.4 across 38 samples covering all zones. Similarly, Bond ball mill work index tests completed on 36 samples averaged 17.5 kWh/t.

The samples varied in base metal contents. The Napoleon samples contained elevated levels of galena and sphalerite which responded well to sequential froth flotation and demonstrated the potential to produce separate lead and zinc concentrates. Lead and zinc contents were considerably lower in the Tajitos and Copala samples, therefore investigation of separate flotation concentrate production was limited.

Bulk sulphide flotation testing on samples from all three deposits suggested that about 80-90% of the silver and gold could be recovered to a single bulk sulphide concentrate following primary grinding to 70µm P80 on Copala area materials and 90 µm P80 on Napoleon area samples. Cyanide leaching of the bulk rougher flotation tailings for 72 hours was effective at recovering about 65% of the silver and 80% of the gold remaining in these streams. Cyanide leaching of the reground bulk flotation concentrate combined with rougher tailings leaching generally returned the highest silver and gold recoveries, achieving approximately 91% and 93% silver and gold extractions, respectively, on a Copala area samples. Napoleon silver and gold recoveries averaged 87% and 93%, respectively, using this flowsheet.

Whole ore leaching was investigated on samples from all deposits. The majority of this testing was conducted on Copala area samples, which indicated that about 91% of the silver and 92% of the gold could be extracted after 96 hours of leaching following primary grinding to 50 µm P80. A limited amount of WOL testing was conducted on Napoleon samples, which indicated that 81% of the silver and 90% of the gold could be extracted under similar leach conditions but at a primary grind sizing of 70 µm P80.

Effective detoxification of the CN leach slurry was demonstrated using an air/SO2 process with typical reagent dosages and residence times. WAD CN values in solution below 1 ppm were achieved under these conditions.

Ancillary testing to support regrind and thickener sizing was completed. Paste backfill testing was also completed.

Panuco Project	Page 478
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

25.6 Mineral Resource Estimate

Completion of the updated MREs for the Napoleon-La Luisa and Copala-Tajitos deposit areas involved the assessment of an updated drill hole database, which included all data for surface drilling completed between November 2019 and September 2024. The MREs for the Animas and San Antonio deposit areas included data for surface drilling completed between November 2019 and September 2022; there has been no new drilling on the Animas and San Antonio deposit areas and these MREs previously published (Armitage et al., 2023) are considered current. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (resource domains), 3D topographic surface models, 3D models of historical underground workings, and available written reports.

The Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Au (g/t), Pb (ppm) and Zn (ppm) into block models for all deposit areas.

The MREs presented below take into consideration that all deposits on the Property may be mined by underground mining methods.

The reporting of the updated MREs complies with all disclosure requirements for Mineral Resources set out in the
NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions). In completing the updated MREs, the Author uses general procedures and methodologies that are consistent with industry standard practices, including those documented in the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

The updated MRE for the Project is presented in Table 25-1 and Table 25-2.

Highlights of the Project Mineral Resource Estimate are as follows:

Combined Measured and Indicated Mineral Resources are estimated at 12.96 Mt grading 307 g/t silver, 2.49 g/t gold, 0.27% lead, and 0.85% zinc (222.4 Moz AgEq at 534 g/t AgEq). The Updated MRE includes Measured mineral resources of 28.6 Moz of silver, 214 koz of gold, 7.2 Mlbs of lead, and 17.4 Mlbs of zinc (46.1 Moz AgEq) and indicated mineral resources of 99.2 Moz of silver, 822 koz of gold, 69.7 Mlbs of lead, and 225.6 Mlbs of zinc (176.3 Moz AgEq).

Inferred Mineral Resources are estimated at 10.5 Mt grading 219 g/t silver, 1.96 g/t gold, 0.30% lead, and 1.01% zinc (412 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 73.6 Moz of silver, 660 koz of gold, 31.2 kt of lead, and 106.2 kt of zinc (138.7 Moz AgEq).

Panuco Project	Page 479
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 25-1: Panuco Project Mineral Resource Estimate, September 9, 2024

Resource Class	Tonnes (Mt)	Grade					Total Metal
		Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)	Au (koz)	Ag (koz)	Pb (M lbs)	Zn (M lbs)	AgEq* (koz)
Measured	2.24	2.97	397	0.15	0.35	640	214	28,597	7.2	17.4	46,056
Indicated	10.72	2.39	288	0.30	0.95	512	822	99,222	69.7	225.6	176,306
M+I	12.96	2.49	307	0.27	0.85	534	1,036	127,819	76.9	243.0	222,362
Inferred	10.47	1.96	219	0.30	1.01	412	660	73,621	69.0	234.1	138,711

Panuco Project Updated Mineral Resource Estimate Notes:

1. The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

2. All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

3. All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. It is envisioned that the Panuco Project deposits may be mined using underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

6. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF).

7. The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

8. The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

9. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Panuco Project	Page 480
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Table 25-2: Panuco Project Mineral Resource Estimate by Area, September 9, 2024

Copala Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Copala	Measured	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	Indicated	4.29	2.50	402	0.09	0.17	600	345	55,374	8.4	15.8	82,781
	M+I	6.17	2.68	414	0.09	0.16	626	532	82,118	11.6	22.1	124,199
	Inferred	2.32	1.83	322	0.16	0.27	476	137	24,014	8.3	13.8	35,452
Tajitos	Indicated	0.72	2.34	380	0.14	0.25	571	55	8,833	2.2	4.0	13,277
	Inferred	0.89	2.08	346	0.27	0.43	527	60	9,936	5.2	8.5	15,132
Cristiano	Indicated	0.36	3.67	610	0.25	0.45	912	43.00	7,102	1.96	3.56	10,614
	Inferred	0.34	2.49	460	0.16	0.31	665	27.00	4,959	1.18	2.29	7,168
Total	Measured	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	Indicated	5.37	2.56	413	0.11	0.20	617	443	71,309	13	23	106,672
	M+I	7.26	2.70	420	0.10	0.19	635	630	98,053	16	30	148,090
	Inferred	3.55	1.96	341	0.19	0.31	507	224	38,909	15	25	57,752

Napoleon Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
La Luisa	Indicated	0.49	2.12	143	0.31	1.44	364	33	2,238	3.3	15.4	5,693
	Inferred	2.83	2.24	132	0.28	1.24	355	204	12,049	17.8	77.5	32,307
Cruz Negra	Indicated	0.03	2.01	145	0.38	2.01	380	2	154	0.3	1.5	403
	Inferred	0.35	3.58	171	0.30	1.64	510	40	1,907	2.3	12.5	5,676
Josephine	Indicated	0.06	2.54	230	0.38	1.09	473	5	452	0.5	1.5	928
	Inferred	0.21	1.81	176	0.34	1.01	360	12	1,180	1.6	4.6	2,406
Napoleon_HW(4)	Indicated	0.99	2.09	217	0.47	1.64	448	66	6,885	10.2	35.7	14,206
	Inferred	0.59	2.12	202	0.64	2.15	458	40	3,800	8.2	27.7	8,619
Napoleon+Splays	Measured	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	Indicated	3.78	2.25	150	0.52	1.78	399	273	18,184	42.9	148.2	48,404
	M+I	4.13	2.26	151	0.51	1.75	399	300	20,037	47	159	53,042
	Inferred	2.28	1.46	159	0.44	1.63	340	107	11,637	21.9	81.8	24,941
Total	Measured	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	Indicated	5.34	2.21	163	0.49	1.72	405	379	27,913	57	202	69,634
	M +I	5.70	2.22	162	0.49	1.70	405	406	29,766	61	213	74,272
	Inferred	6.25	2.00	152	0.38	1.48	368	403	30,573	52	204	73,949

San Antonio Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
San Antonio	Inferred	0.28	1.30	226	0.01	0.03	325	12	2,038	0.1	0.2	2,936
Animas	Inferred	0.39	1.68	169	0.29	0.60	327	21	2,101	2.5	5.2	4,074

Panuco Project	Page 481
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

25.7 Mineral Reserve Estimate

Mineral Reserve estimation uses industry accepted practices, and the estimate is reported using the 2014 CIM Definition Standards, and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

Mineral Reserves were converted from Measured and Indicated Mineral Resources and do not include an Inferred Mineral Resources. Inferred Mineral Resources contained within the Mineral Resource block models were treated as waste at zero grade.

Factors that may affect the Mineral Reserve include:

  Changes in geological complexity or information including geological interpretation, grade estimates, and structure.

  Due to improved long-term pricing forecasts over the course of the feasibility study, the final metal prices used in the economic evaluation are higher than the Mineral Reserve pricing. The economic evaluation uses $35.50/oz Ag and $3,100/oz Au which may cause the overall Mineral Reserve to be understated relative to the pricing used which is $28.50/oz Ag and $2,300/oz Au.

  Changes to geotechnical assumptions including geotechnical constraints and dilution.

  Change in market conditions such as commodity prices, taxation and foreign exchange rates.

  Operating cost assumptions.

  Change in sustaining capital costs to develop the mine.

  Change in hydrogeological assumptions.

  Lower than planned mining recovery or metallurgical process recovery.

  Not achieving planned underground operational efficiency and productivity levels.

The independent qualified person is not aware of any known environmental, permitting, taxation, legal, title-related, socio-political or marketing issues, or any other relevant issue that could materially affect the Mineral Reserve Estimate.

25.8 Mining Methods

25.8.1 Geotechnical Considerations

A significant refinement in the geotechnical characterization of the Panuco deposit has been achieved with the addition of 10,578 meters of additional oriented core drilling targeting higher confidence resource areas of the deposit. Rockmass classification of the Panuco hanging wall, ore and footwall lithologies across eight (8) primary geotechnical domains using the Bieniawski rock mass rating (RMR76 and RMR89) and NGI Q system has been completed. Additionally, oriented structural data has been analyzed to define structural domains, optimize stope design and ground support specifications and guide the development of a geotechnical sub-blocked model.

Panuco Project	Page 482
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The geotechnical data room has been utilized to develop a Leapfrog-based geotechnical sub-blocked model for Napoleon and Copala with the primary rock mass classification data, lithology, fault wireframes and ore grade data. The rock mass quality data indicates Napoleon North will have the highest proportion of poor to extremely poor ground conditions (RMR76 less than 56%). Napoleon South is also expected to encounter a high proportion of poor ground conditions based on a combination of NGI Q and RMR76 values. Copala South and Copala North are also indicated to have a high proportion of poor and very poor ground conditions. Mineralization within faulted zones is expected to be highly fractured and or poor quality.

Discontinuity orientation data indicates a high occurrence of structures dipping moderately (50 to 70°) to the north-east by east with a notable absence of flat lying structures. Major faults for Napoleon are indicated to dip steeply to the northwest and southeast by south. Comparatively, major faults for Copala dip more moderately (50 - 60°) to the southwest. Cross-cutting oblique faults for Napoleon are generally dipping between 70 to 90°. Both areas exhibit major structure sub-parallel to the mineralization.

The following geotechnical design input that was guiding the mine plan was based on rock mass quality data, structural domains, empirical stability analyses, analytical backfill stability models and the outputs from the geotechnical sub-blocked model:

  Stope dimensions and unplanned dilution

  Crown, sill and inter-lode pillars

  Capital stand-off distances

  Extraction sequencing

  Strategies for mining recovery under a cemented sill mat

  Ground support, and

  Box cut designs and support strategies

25.8.2 Mining Methods

In the opinion of the QP, the mining methods planned for the Panuco Project are appropriate for underground mining of vein-type deposits found in the silver-belt of the Sierra Madre region of northwestern Mexico. Mining at the Panuco Project is proposed to use predominantly longhole stoping over 15-20 m sublevels in predicted ground conditions that are mostly fair to good. Mining at the Copala North deposit is proposed to use drift-and-fill to reduce the impacts of blast vibration and excavations to the nearby Copala Town.

Mining operations will access the production areas using ramps via three portals. Each will be serviced by supporting infrastructure including power distribution, compressed air distribution, water supply, ventilation, dewatering and communications. The Copala portal has already been mined and there are currently Test Mine activities underway which involve mining a 10,000-t bulk sample from the upper Copala Main zone. The FS mine plan targets the higher-margin material in the Copala Main, Cristiano and Copala North deposits in the early stages of the project while development advances to south of Copala and Tajitos, and the Napoleon mine is prepared.

Panuco Project	Page 483
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The mine plan assumes the implementation of both CRF and paste-backfilling for cemented backfill applications, this will ensure that the mine plan can maintain flexibility and limit backfill bottlenecks. Paste backfilling will be prioritized where possible due to the benefits on mining sequence, underground operation complexity and potential to reduce the surface tailings footprint.

Contract mining was selected due to the benefit of deferring initial capital. A contractor can also supply existing mining systems, equipment, and access to experienced mining personnel to support a shorter development and production ramp-up.

A 21-month preproduction period has been assumed during which the mine builds a surface ore stockpile of 526 kt which will initially supplement the mill feed from the mine and enable it to reach the planned mine throughput of 1.2 Mt/a for the first three years of processing, followed by a further expansion to 1.5 Mt/a starting in year 4.

25.9 Recovery Methods

The selected flowsheet aligns with conventional practices in the industry. Comminution, flotation, precious metal extraction, recovery of payable metals, destruction of free cyanide and handling of tailings are achieved through conventional processes that are commonly used in the industry for similar projects with no significant elements of technological innovation. Previous studies, coupled with available test work results and financial evaluations, were used to develop the resulting flowsheet.

The employment of a staged expansion approach allows for management of varying recoveries of precious metals throughout the life of mine without incurring unnecessary capital costs early in the Project.

25.10 Infrastructure

25.10.1 Site Infrastructure

The Panuco Project includes on-site infrastructure such as civil, structural and earthworks development, site facilities and buildings, on-site roads, water management facilities and site electrical power facilities. The site infrastructure will include:

  Mine facilities, such as the paste plant, cement rockfill plant, truck shop, service bays, explosives storage, and other miscellaneous facilities.

  Process facilities include the process plant, crusher facilities, refinery, metallurgical and assay lab, mine workshop and warehouse.

  Tailings storage facility.

  Waste rock storage facility.

Panuco Project	Page 484
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Pre-production stockpile.

  Administration offices, and

  Mine, process administration facilities will be serviced with potable water, fire water, compressed air, electrical power, diesel, communication and sanitary systems

The property site can be accessed by travelling 25 km east along Highway 15, then travelling 43 km northeast along Highway 40. This leads to an entrance to a gravel access road system that can be used to navigate across the property. The existing access road and on-site road system will be upgraded to provide access to the project site.

Power will be provided from a connection to Comisión Federal de Electricidad (CFE) electrical grid via a 69 kV transmission line. The transmission line will be stepped down to the 13.8 kV at the substation for distribution to different power requirements across the project site.

Water will be sourced from the underground and reclaim water from the TSF. The water will be transported through pumps. This water will be the source of potable and fire water on site, used for administration buildings and process plant.

25.10.2 Tailings Storage Facility

The tailings storage facility is situated approximately 2.5 km northwest of the process plant. The TSF has been designed to hold about 9.3 Mt of tailings, ensuring safe and sustainable storage throughout the mine's operation. The slurry tailings will be deposited from the embankment crest and the south side of the TSF via siphons, forming a beach towards the north end of the facility where the decant pond will be located. The facility is designed in accordance with both national and international standards, such as Mexico's decrees and the Canadian Dam Association's Application of Dam Safety Guidelines to Mining Dams (CDA, 2019).

Tailings will be transported in the form of slurry from the plant thickener to the TSF via an HDPE pipeline. The thickener will dewater the tailings to 50% solids by weight, and water will be reclaimed and returned to the process plant for reuse. The tailings deposition will occur over 10 years and will be stored behind a rock-filled embankment constructed in multiple phases, reaching a final vertical elevation of 6141.50 masl.

25.10.3 Waste Rock Storage Facility

The waste rock storage facility is designed based on the mine's operational lifespan. The WRSF will store waste rock brought to the surface, with a portion used for surface operations and for underground backfill. During the life of the mine, the WRSF will store a maximum of 1.1 Mt, and at closure, the final amount stored will be approximately 0.64 Mt. The facility will reach a maximum elevation of 48 masl. It is built in accordance with the Guidelines for Mine Waste Dumps and Stockpile Design (2017).

25.10.4 Water Management

The overall water management strategy for the site aims to accomplish the following:

Panuco Project	Page 485
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Capture and attenuate contact runoff from disturbed areas where mining material is stored/handled, including the WRSF, CRF Pad, Preproduction Stockpile, truck shop and the Process Pad.

  Provide sufficient on-site water for process requirements and site consumption purposes.

  The results of the water balance indicate there is a surplus of available contact water (surface water) for make-up water throughout the wet season with sufficient underground water available to make up the seasonal deficit. it is anticipated that the site will operate as a net zero facility, where water generated onsite (surface and underground dewatering) will provide sufficient mine water and external sources are not required.

25.10.5 Hydrogeology

A conceptual hydrogeological model of the site was developed based on the results of field work conducted by others and an interpretation of available hydrogeological and geological data. The conceptual hydrogeological model was used to develop a numerical three-dimensional groundwater model calibrated to measured site groundwater elevations. The numerical model was used to simulate steady-state mine dewatering for each year of mine life including years with Average precipitation, and Dry and Wet years (1st and 3rd quartiles, respectively, of Potrerillos weather station (ID No. 25074), for the period 1969 to 2024). The results are presented in Table 25-3.

Table 25-3: Average, Dry and Wet Year Total Mine Inflow Rates

Year	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Average Year 7% of MAP (L/s)	11.2	16.0	22.1	29.2	32.0	32.6	33.9	35.1	37.4	40.0	41.0	40.5
Dry Year 7% of Quartile 1 (L/s)	8.6	12.3	15.9	21.7	24.2	25.7	27.6	28.6	31.7	33.9	35.7	35.7
Wet Year 7% of Quartile 3 (L/s)	16.7	22.2	30.1	37.4	40.8	43.9	45.7	46.2	50.8	53.6	55.3	55.3

The three-dimensional numerical modelling completed to date has been conducted in steady-state mode. Dewatering configurations simulated in steady-state mode do not include storage in overburden and bedrock and therefore can underestimate dewatering rates. As well, the numerical model has been calibrated to measured groundwater elevations only since flow data (e.g., pumping tests, stream baseflow) was not available. Re-calibration of the model in transient mode, using flow data and any new data collected during the 2025 field program, may result in estimated dewatering rates either higher, or lower, than currently estimated. Numerical modelling estimates should be validated with field tests and/or groundwater inflow observations at the Test Mine.

25.11 Markets and Contracts

Market price assumptions were based on review of public information, industry forecasts, standard practices and specific information from comparable operations in the region, however no specific market studies or product valuations were completed as part of this FS.

The Ag/Au doré bars will be trucked from the project site to Mazatlán, where it will be subsequently transported by air to clients. Ag/Au doré will be sold into the general market to North American smelters and refineries.

Panuco Project	Page 486
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

For this technical report, the metal prices presented below in Table 25-4 were used for financial modelling. The metal price assumption is supported by the latest long term metal price forecasts from numerous financial institutions.

Table 25-4: Metal Price Projections

Metal	Commodity Unit	Study Unit Price (US$)
Silver	Troy ounce (oz)	33.50
Gold	Troy ounce (oz)	3,100

There are currently no sales contracts or refining agreements in place for the project.

For the FS, payability and refining costs have been assumed for the Panuco Project based on terms recently published for comparable projects. Payabilities within the doré product are assumed to be 99.9% for silver and 99.9% for gold. Treatment and refining costs are assumed to be US$0.50/oz Ag and US$5.00/oz Au.

25.12 Environmental, Permitting and Community

The baseline environmental information provided in this report have been largely gathered by consultants during the period 2022 to 2023 period. Currently, baseline data are available for the following subject areas: meteorology and climate, surface water, groundwater, air quality, noise, soils, and flora and fauna. A preliminary assessment of the potential ML/ARD risk from waste rock was carried out by Vizsla in 2025, with further work planned in 2026. A preliminary desktop study was completed on the social aspects of the Project. To support the next stage of the Project design work additional targeted site-based environmental studies will need to be initiated.

Currently, the known environmental liabilities are associated with the exploration site activities and access roads. and existing underground workings from former operations Remediation of surface disturbances will be mitigated by compliance with applicable Mexican regulatory requirements.

There are a number of environmental permits required for the operation of the project Application for these permits are currently underway or in preparation. The Environmental Impact Assessment (EIA) for the project was submitted in Feb 2025. An additional information request was received from SEMARNAT with ongoing review of the MIA underway and completion within regulatory time frames. An Environmental Risk Assessment was submitted with the MIA based on the proposed use of hazardous substances (cyanide) is currently under review and evaluation by SEMARNAT. A Land Use Change document is reported to be currently in development with planned submission in early 2026 to allow for the removal of vegetation and soils.

In March 2023 Mexico's federal executive branch presented for the first time a draft bill to amend the four laws governing mining activity in Mexico (the Mining Law, the National Water Law, the General Law of Ecological Balance and Environmental Protection, and the General Law for the Prevention and Comprehensive Management of Waste). The amendments focus mainly, although not exclusively, on the process of granting new mining concessions, which are generally applicable only to new concessions. Therefore, the potential effect of the amendments on the progress of the project is substantially mitigated when considering that the Project consists entirely of pre-existing concessions. However, it is necessary to closely monitor this situation, specifically the decision of the Supreme Court of the Nation regarding various appeals that are in process.

Panuco Project	Page 487
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Vizsla has advanced the discussions with local stakeholders to express the intention of developing a mining project within Common Use Land and ejido property land that would aim to provide socio-economic well-being for the local population. The Company intends to maintain this relationship throughout the Project's lifecycle. Further to this effort, Vizsla has negotiated operating agreements with the five Ejidos in the greater Panuco area (Copala, Pánuco, San Miguel del Carrizal, El Habal de Copala, and Platanar de los Ontiveros). The operating agreements cover exploration, construction, operation, and closure phases for a 30-year period.  Socio-economic studies and continued community engagement efforts will help to identify community needs and provide a basis for targeted community investment in local development projects, training, education, health, and employment. These activities will continue to enhance community support that will be required to progress the Project on a timely basis through the regulatory process.

Implementation of the recommendations provided in Section 26 will help to address and mitigate permitting and community risks.

25.13 Capital Cost Estimate

The capital cost estimate was developed in Q3 2025 US dollars based on budgetary quotations for equipment and construction contracts as well as Ausenco's in-house database of projects and studies including experience from similar operations.

The estimate conforms to Class 3 guidelines for an FS level estimate with a ±15% accuracy according to the Association for the Advancement of Cost Engineering International (AACE International).

The estimate includes mining, processing, on-site infrastructure, tailings and waste rock storage facilities, off-site infrastructure, project indirect costs, project delivery, owner's costs and contingency.

The total initial capital cost for the Panuco Project is US$238.7 million; expansion capital cost is US$15.4 million and LOM sustaining cost including financing and closure cost of US$37.5 million is US$287.3 million. The capital costs are summarised in Section 21.

25.14 Operating Cost Estimate

The operating cost estimate was developed in Q3 2025 dollars from budgetary quotations and Ausenco's in-house database of projects and studies as well as experience from similar operations. Mine operating costs have been estimated from base principals using quotations from local mine equipment vendors plus local supply consumables. The accuracy of the operating cost estimate is ±15%. The estimate includes mining, processing and general and administration (G&A) costs. For more details, refer to Section 21.3.

The unit operating cost is US$85.11/t processed, including an annual G&A cost of US$9.4 million.

Panuco Project	Page 488
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

25.15 Economic Analysis

An economic model was developed to estimate the Project's annual pre-tax and post-tax cash flows, sensitivities and net present value results using a 5% discount rate.

The pre-tax NPV (net present value) discounted at 5% is US$2,842 million; the IRR (internal rate of return) is 159.3%, and payback period is 0.4 years. On a post-tax basis, the NPV discounted at 5% is US$1,802 million, the IRR is 111.1%, and the payback period is 0.6 years.

A sensitivity analysis was conducted on the base case NPV and IRR of the project using the following variables: discount rate, head grade, recovery, total operating cost, initial capital cost, as well as silver and gold prices, which were encompassed in a single variable, metal price. The sensitivity analysis revealed that the project is most sensitive to changes in head grade and metal price.

25.16 Risks and Opportunities

25.16.1 Risks

25.16.1.1 Mineral Resource Estimate

A portion of the contained metal of the Deposit, at the reported cut-off grades for the updated MRE, is in the Inferred Mineral Resource classification. It is reasonably expected that the majority of Inferred Mineral resources could be upgraded to Indicated Minerals Resources with continued exploration.

The mineralized structures (mineralized domains) in all zones are relatively well understood. However, due to the limited drilling in some areas, all mineralization zones might be of slightly variable shapes from what have been modeled. A different interpretation from the current mineralization models may adversely affect the current MRE. Continued drilling may help define with more precision the shapes of the zones and confirm the geological and grade continuities of the mineralized zones.

25.16.1.2 Metallurgical Test Work

The Copala area samples demonstrated an association of lower silver extractions to elevated manganese levels in the feeds. The lower metallurgical performance was mitigated by finer primary grinding, samples with higher silver feed grades also benefited from elevated NaCN dosages. The resource model predicts generally lower manganese levels in the mill feeds compared to those measured in problematic samples. This suggests that the high manganese samples could be over-represented in the metallurgical test program, however this is not certain.

25.16.1.3 Geotechnical

The current structural model has not been updated with the 2025 oriented core drilling data. In particular, an assessment of major structures for Luisa and Napoleon North, which were previously uncharacterized, has not yet been completed and may present a source of upset production and development conditions in the mine plan.

Panuco Project	Page 489
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Further geotechnical investigations for the Napoleon box cut location currently planned are required to characterize the stability of the overburden slopes and define the reinforcement requirements where hazards are identified. The current boundary constraint imposed by the environmental permit limit increases the requirement for steeper than typical slopes in poor quality materials.

Further geotechnical data would benefit Napoleon North which is currently designed based on a single geotechnical hole which does not intersect the Josephine vein. The poor ground conditions currently indicated for this area may not be as extensive as indicated, and further geotechnical characterization could serve to minimize the currently uncertainty associated with geotechnical characterization of this area as well as define any major faults or zones of poor quality ground that could impact production rates, stope recovery and dilution, crown pillar sizing and ground support requirements.

An unexpected void was intersected with one of the two completed geotechnical holes for Tajitos, indicating the presence of artisanal mining voids that could upset production and development plans for this area. The lack of verified data regarding historic artisanal mining for the Panuco project represents a significant risk for the Copala and Tajitos areas where artisanal mine access adits have been observed from surface.

Numerical modelling has not been completed to support the geotechnical analyses and recommendations guiding the mine plan and schedule. Application of a 3D elasto-plastic boundary element model (BEM) program like Map3D could be utilized to de-risk the mine plan by addressing key risk areas like the Copala North crown pillar, production stoping sequencing in Napoleon South and Copala South/Main where parallel lens mining is scheduled and sill mat stability in Copala North.

There is currently no cemented rock fill (CRF) laboratory tests completed to characterize the strength of CRF using local materials and water. This lack of site-specific strength testing requires a conservative approach to CRF mix design and span constraints during mining which serve to increase mining costs and decrease productivity in Copala North on the levels beneath the cemented CRF sills.

25.16.1.4 Mining

Copala North is a shallow dipping deposit which is located close to the surface and under the town of Copala. In the opinion of the QP, the baseline blast vibration test work and modelling has shown that controlled blasting techniques, ongoing vibration analysis, limiting the size of the excavations will be required to avoid impact to surface infrastructure and to maintain social license to operate in this area.

Higher mining costs and schedule impacts can arise from changes or updates to the mineral resource models, geotechnical or hydrogeological conditions underground and are not limited to the following:

  Higher dilution and lower mining recovery factors than estimated,

  Higher contractor pricing and higher equipment and consumable pricing (including power, diesel and explosives),

  Mining productivities are not achieved, causing a longer mine life, increase in fixed costs and lower annual metal production,

Panuco Project	Page 490
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Ground conditions are worse than assumed requiring additional ground support and slower advance,

  Ground water inflows are higher than modelled,

  Geology is less continuous than the current model resulting in difficulty achieving scheduled metal recoveries, and,

  Lack of suitably skilled technical staff to manage contractor and compliance to plan.

25.16.1.5 Recovery Methods

The flowsheet was designed following a comprehensive level of metallurgical testing which has mitigated many design risks. The metallurgical samples were selected to provide an accurate representation of the mill feed materials, however there is an inherent risk that the tested samples do not sufficiently identify the range of feed characteristics of the actual mined materials. Risks associated with the processing plant include:

  Crushing and grinding equipment was selected based on the available comminution test data and may be undersized if actual values are higher than design.

  The precious metals recovery flowsheet was selected based on the available test data and may not be optimized.

25.16.1.6 Tailings Storage Facility

The following risks have been identified for having limited and ongoing geotechnical investigations (including laboratory testing programs):

  Foundation Conditions: If further geotechnical investigation reveals poor foundation conditions, additional excavation may be needed to remove unsuitable materials, resulting in increased embankment fill requirements. Also, unfavorable foundation conditions could require alternative embankment designs that exceed the approved disturbance limit.

  Impoundment Material Suitability: Further geotechnical investigations may reveal that the excavated materials from the impoundment are unsuitable for rockfill. It is also essential that excavation is completed to the specified depth for tailings storage requirements.

  If material is found unsuitable for use as rockfill but suitable as structural fill, further geotechnical testing and analysis are necessary for embankment design and refinement. This may lead to configurations that go beyond the approved MIA limits.

  The material might be suitable as rockfill, but it requires drilling and blasting to complete the excavation; this could lead to higher excavation costs. Material may be found unsuitable for rockfill or structural fill which will warrant importing additional materials for embankment construction.

  Groundwater Conditions: If further investigation reveals seeps or other shallow groundwater conditions, the following actions may be necessary.

  Installation of dewatering wells to remove the groundwater and recycle it to the TSF.
  Additional geotechnical modelling for embankment slope stability.
Panuco Project	Page 491
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Additional environmental studies and monitoring.

  Rock Slope Stability: The diversion channels and transfer pond assume that all excavation will be in hard, intact rock with steep slopes that do not require support, such as ground anchors or shotcrete. If this assumption is incorrect, the excavation may need to go beyond the approved disturbance limits.

  Site-Specific Seismic Hazard Assessment (SHA): A SHA needs to be conducted in the upcoming phase. This study may indicate different design seismic events, which could result in varying TSF embankment and WRSF configurations, potentially extending beyond the approved disturbance boundary. A SHA is planned for later design stages to address and mitigate this risk.

The following outlines risks to individual design elements described herein.

  Transfer Pond Sizing: Currently approved disturbance boundaries limit the Transfer Pond's capacity, making it insufficient to handle a 100-year storm event. This may not meet regulatory agency approval.

  Diversion Channel Armoring: It is currently assumed that the excavations for the Diversion Channel (both for the TSF and WRSF) will be in competent rock, and armoring will not be required for approximately 80% of the channels.

25.16.1.7 Water Management/Hydrology

The locations and geometry of the diversion channels and collection dam could be further optimized based on the integration of additional geotechnical and topographical information.

  Providing the required water for process purposes from available surface water from the site footprint only is not deemed feasible at this stage. With additional hydrogeology investigations, there may be potential to source water from make-up wells or underground dewatering, and it may be possible to achieve net-zero makeup water requirements, optimizing water use and minimizing additional water intake.

25.16.1.8 Environmental, Permitting and Social Community

The main risks associated with the environmental, permitting, and social aspects of the Project include:

  Maintaining support for the Project from local communities, rightsholders and stakeholders.

  Regarding the 2023 Amendments to the Mexican Mining Regulations, there remains uncertainty as to how the amendments may be applied by the mining authorities in the future; it is therefore necessary to closely monitor this situation, specifically the decision of the Supreme Court of the Nation.

  Maintaining regulatory compliance and ongoing implementation of social commitments during the exploration phase of the project, and future start-up construction and operational phases.

  Potential for site baseline data gaps for environmental and social aspects of the Project including areas of geochemistry and surface/groundwater resources.

Panuco Project	Page 492
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Risk related to mine siting, especially in regard to how site infrastructure and processes may potentially impact listed/threatened species and their habitat (as specified in applicable legislation) and how to mitigate and /or compensate against such interactions.

  Potential for gaps in the areas of hydrogeological/geochemistry modelling and mine water balance determinations that may impact critical path design components for the Project and required regulatory approvals including water management infrastructure sizing and requirements for water treatment.

  Potential delays in obtaining approvals for the purpose of construction and operation of key infrastructure.

The timely implementation of the recommendations presented in Section 26 will help to quantify, qualify, and mitigate these risks to the feasibility design stage and to support permitting, construction and operations schedules.

25.16.1.9 Market Studies and Contracts

The doré transportation cost in the FS is based are based on projects with similar commodities which may vary and impact the project economics.

There are no contracts established with any equipment suppliers, power or fuel suppliers and marketing companies. Equipment quotes were received for the major process equipment; however, the prices are subject to vary at the time of project construction and execution.

The marketing terms considered in this FS are based on projects with similar silver-gold doré quality, there is a risk of slightly higher refining costs if impurities are materially higher.

25.16.2 Opportunities

25.16.2.1 Mineral Resource Estimate

There is an opportunity in all deposit areas to extend known mineralization at depth, on strike and elsewhere on the Property and to potentially convert Inferred Mineral Resources to Indicated Mineral Resources. Vizsla's intentions are to direct their exploration efforts towards resource growth with a focus on extending the limits of known mineralization and testing other targets on the greater Panuco Property.

25.16.2.2 Metallurgical Test Work

There may be opportunities to optimize the process through further metallurgical testing, including:

  Compare closed circuit grinding with a hydro cyclone to laboratory rod mill grinding to determine if there is a significant change in liberation characteristics and leach recoveries.

  The flotation plus leach circuit may benefit from the addition of a cleaner flotation stage which could reduce regrind energy consumption and leach vessel sizing.

Panuco Project	Page 493
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Additional testing on materials with higher manganese levels could investigate the potential to apply supplementary processing or alternate conditions.

  Pre-treatment of concentrates generated from higher sulphide Napoleon materials could be investigated as a means to improve leach extractions.

  Conduct additional paste backfill testing to investigate the potential to reduce binder requirements.

25.16.2.3 Geotechnical

The following opportunities have been identified to improve geotechnical outcomes for the FS mine plan and schedule:

  Conduct a C-ALS borehole survey in DDH-TAH-001B to provide additional as built data on the extents of the void that was encountered at breakthrough which is believed to be the result of historical artisanal mining.

  Complete an additional geotechnical hole in Napoleon North to improve rock mass quality estimations, acquire additional rock samples for intact rock strength laboratory testing and improve structural characterization. Additionally, it is recommended to employ an acoustic televiewer (ATV) / optical televiewer (OTV) survey to maximize the collection of geotechnical data.

  Consider outfitting the bolters in Copala North with Swellex pumps to allow for the installation of swellex bolts (standard and connectable) in the drift-and-fill and cut-and-fill areas to improve bolting efficiency.

  Conduct additional blast vibration monitoring in the vicinity of Copala North to improve the PPV model accuracy and optimize the crown pillar sizing.

  Employ SMART cables and multi-point extensometers in the transverse and cable supported stopes to calibrate production cable bolting requirements and optimize transverse stope blast sequencing to optimize recovery and minimize dilution.

  Complete UCS tests on large diameter (minimum 6 inches) CRF samples to optimize mix design relative to strength requirements for CRF sills in Copala North.

25.16.2.4 Mining

There may be opportunities to improve the economics of the project once detailed engineering is completed. The following opportunities specific to mining have been identified during the FS and should be confirmed with additional engineering or trade-off study work:

  Additional mineralized material suitable for underground mining:

  Due to the difference between economic model prices and Mineral Reserve pricing, there is potential to add AgEq ounces to the mine plan by evaluating the Mineral Reserve at the elevated prices of $35.50/oz Ag and $3,100/oz Au.

  Additional resources found through expansionary drilling and conversion of Inferred Mineral Resources that are closer to the surface will defer capital required to access material lower in the mine.

Panuco Project	Page 494
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

The surface waste rock storage facility currently has a permitted storage volume of 736,000 m3 which restricts the amount of paste fill that can be placed underground in the FS mine plan. There is an opportunity to revisit the design for the facility and determine if more material can be stored in this location so that paste backfill is able to be better utilized which will improve, reduce complexity underground, reduce cost and reduce the ultimate tailings storage footprint on surface. This would require the permits to eventually be amended to allow for an increase in the storage volume.

25.16.2.5 Recovery Methods

There may be opportunities to optimize the flowsheet once additional metallurgical testing is completed. Future studies should include the following engineering trade-off studies to confirm the following:

  Inclusion of the flotation circuit at plant start-up,

  Addition of a cleaner flotation circuit to reduce regrinding and concentrate leach requirements

  Consider dry stack tailings, evaluate filtration costs versus reductions in CN detoxification requirements and TSF construction and operation.

25.16.2.6 Infrastructure

  The TSF Diversion Channel has been sized for the PMP storm event, but if the regulatory agencies deem that the facility is not within a Federal Zone, the channel may be sized for a smaller storm event.

  Additional investigations are planned for the next design phase to validate assumptions used in the design. If the geotechnical investigation shows better ground conditions and easier access to construction materials, it will reduce the duration of construction.

25.16.2.7 Water Management/Hydrology

There may be opportunities to optimize the surface water management infrastructure and refine or validate the current understanding of surface water conditions. Future studies should include the following:

  Integrating geotechnical conditions (i.e. depth to groundwater, soil type, etc.), as it becomes available, to further optimize the location and layout of water management infrastructure.

  Continue to collect the site weather station to augment and supplement the existing understanding of site meteorological conditions.

  Establish site surface water monitoring program to validate the inputs and assumptions used in the water balance. This will also aid in estimating the amount and timing of surface water available from the site.

25.16.2.8 Environmental, Permitting and Social Considerations

Opportunities, as listed below, should be considered as the project continues along the development and permitting path:

Panuco Project	Page 495
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  The timely and sustained efforts in the area of community and regulatory engagement regarding proposed project, anticipated impacts (both positive and adverse) and proposed impact mitigation, including discussions with communities on potential benefits of the project.

  The timely baseline gap filling for any subject areas that require additional environmental and socio-economic baseline information that will inform impact mitigation and risk reduction measures associated with infrastructure footprint, and adoption of appropriate low impact and sustainable technologies.

  Regarding hydrological, hydrogeological, and geochemical studies, there are opportunities to work closely and collaborate with the exploration, geotechnical, water resources, and mineralized material processing engineering teams and hence, reduce effort and costs.

Panuco Project	Page 496
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

26 RECOMMENDATIONS

26.1 Overall Recommendations

The Panuco Project demonstrates positive economics, as shown by the results presented in this technical report.

It is recommended to continue advance the Project into a Front-End Engineering Design (FEED) phase, followed by execution. The recommended work program to advance into execution includes the execution of an EPCM contract and commencement of detailed engineering design. During the FEED phase, includes additional drilling to convert inferred resources to indicated resources, metallurgical work and trade-off studies to further improve the process plant design, additional geotechnical drilling to improve the mine plan, further work to characterise the water management and tailings storage facility and expansion and ongoing data collection of environmental data for future permitting.

Table 26-1 summarised the estimated cost for the recommended future work on the Panuco Project.

Table 26-1: Cost Summary for the Recommended Future Work

Program Component	Estimated Total Cost (US$M)
Exploration and Drilling	2.00
Metallurgical Test work	0.35
Mining & Geotechnical Studies, including backfilling	0.85
Process and Infrastructure Engineering	0.35
Site Geotechnical Field and Laboratory Program	0.76
Tailings Storage Facility	0.67
Paste Plant and Underground Distribution Design	0.60
Surface Water Management	0.30
Hydrogeology	0.95
Environmental Studies	0.34
Total	7.17

Note: Total may not add up due to rounding.

26.2 Exploration & Drilling

The Deposits of the Panuco Project contain underground Measured, Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. All deposits are open along strike and at depth.

Armitage considers that the Project has potential for delineation of additional Mineral Resources and that further exploration is warranted. Given the prospective nature of the Panuco Property, it is the opinion of Armitage that the Property merits further exploration and that a proposed plan for further work by Vizsla is justified.

Panuco Project	Page 497
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Armitage is recommending Vizsla conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

For 2025, the company planned to drill ~25,000 m on current resource areas, priority targets proximal to current resources in the west, as well as on other high-priority targets in the eastern portion of the district.

26.2.1 Resource Extension Targets

  The Copala structure remains open along strike to the north and down dip to the south. Alternatively, after the discovery of the old Copala adit and concomitant with the successful infill/expansion drilling campaign in central Copala, the team identified potential for near surface high-grade mineralization in the south. Vizsla intends to drill two near surface targets once the team completes detailed structural and alteration mapping along Copala, south of the old adit.

  At Napoleon area, the company plans to conduct resource expansion drilling along the Hanging Wall-4 vein (HW4) down-dip to the east and along the 400m wide gap in La Luisa vein, located between the current mineral resource area and seven shallow drill-holes located 500 m to the north.

26.2.2 Proximal Targets

  The EL Molino Vein, a northeast trending vein located between Copala and Napoleon, reported significant silver and gold grades close to surface, and Vizsla plans to continue exploring the vein along strike and at depth to add additional high-grade resources close to planned infrastructure.

  Vizsla plans to drill-test a conceptual target at the projected northern intersection of the Copala fault with the Napoleon vein system near La Estrella area.

26.2.3 District Targets

New mapping efforts completed in 2023 and 2024 have highlighted an abundance of historic workings in the northeastern portion of the district. The new areas named "Camelia-San Dimas, Animas-Triunfo, Galeana, San Fernando-Nacaral and El Roble-Oregano-Whicha" are marked by several anomalous to high-grade surface samples grading up to 400 g/t Ag and 5.0 g/t Au. Given, the overall density of veins mapped on surface and the abundance of surface samples related to historic workings this has become a high priority district target in the east. Vizsla also contracted TMC Geophysical consulting to conduct a Horizontal Loop EM (Promis-HLEM) survey on 45 l-km over Copala (test area) and five selected high-priority targets during. The objective of the study is to determine the geophysical response of known mineralization near-surface at Copala and then investigate five other selected targets in the district, four of them located in the northeast.

During the first half (H1) of 2025 Vizsla continued drill-testing the Camelia-San Dimas, Animas, Galeana and San Fernando-Nacaral targets in the northeast part of the district. Other targets such as El Roble, Oregano and La Whicha, also in the northeast will be explored in H2.

Panuco Project	Page 498
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

26.2.4 Bulk Sample/Test Mine

Vizsla has received permits to develop and is completing a test mine program at its Panuco Project to extract a 10,000-tonne bulk sample from the upper Copala structure. Initial engineering and underground development for the bulk sample test mine began in late 2024. Development is continuing with a planned completion date of February 2026.

The estimated costs for the above is US$2.00 million.

Figure 26-1: Plan Map of the Panuco District Highlighting Primary 2025 Exploration Targets Relative to Mapped and Sampled Mineralized Veins.

Source: Vizsla, 2025. Note: Purple ellipse represents Resource Extension targets, the yellow ellipse represents Proximal targets, and the blue arrows represent distal District targets. Panuco project claims effective 2024, San Enrique and Santa Fe claims excluded.

Panuco Project	Page 499
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

26.3 Metallurgical Test Work

Additional metallurgical testing should be conducted to investigate the potential to optimize the process in advance of detailed engineering, proposed items to investigate include:

• Evaluate the addition of a cleaner flotation stage using master composites to reduce regrind energy consumption and leach vessel sizing.

• Additional testing on materials with higher manganese levels to investigate the potential to apply supplementary processing or alternate conditions.

• Investigate oxidative pre-treatment of concentrates generated from higher sulphide Napoleon materials to improve leach extractions.

• Bulk processing of materials to generate representative tailings for further paste backfill testing.

• The cost of this work is estimated to be US$0.35 million.

26.4 Mining Methods

26.4.1 Geotechnical Considerations

As part of the Feasibility Study, a significant amount of geotechnical and hydrogeological information has been gathered to support the analysis including 14,840 m of oriented geotechnical drilling, 378 Unconfined Compressive Strength (UCS) tests, 195 Brazilian Tensile Strength tests and 21 Tri-axial Strength tests. The project risks associated with the understanding of the geotechnical conditions are low. Although a conservative approach has been taken, there are inherent risks with Feasibility Studies, and further analyses and data collection is recommended to advance the project to de-risk the execution and early production performance:

• Additional geotechnical data may revise dilution assumptions, sublevel stope height and spans, ground support assumptions, paste fill assumptions, advance rates, support costs, of which may increase mining costs, dilution or loss of mineralisation.

Additional mining studies and analyses to complete are as follows:

• The underground capital infrastructure lies predominantly outside of the 3D geotechnical model. Whilst ground support estimates have been completed using the average rock mass and strength data by lithology and domain, there is no specific rock mass information for these large excavations. It is recommended that geotechnical characterisation programmes be commissioned for these excavations prior to final design.

• To successfully implement mining under cement-stabilized fill in Copala North, laboratory testing of CRF and trial pillar extractions will need to be completed to refine equipment, consumables and the overall extraction methodology.

Panuco Project	Page 500
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

• Geotechnical numerical modelling is recommended for mine extraction sequencing refinement, particularly in the areas of:

  Copala North drift-and-fill and cut-and-fill areas

  Copala South and Main and Napoleon South and Main

  Geotechnical instrumentation in the form of SMART cables and multi-point borehole extensometers (MPBXs) is recommended in the back and HW of transversely mined stopes to assess the response of excavation size and blasting to stope stability and the efficacy of installed deep support.

The cost of this work is estimated to be US$0.55 million which includes US$0.1 million for lab work to support backfill geotechnical assessments.

26.4.2 Mining Methods

Through the calibration of the long-term mining plan to the short-term site plan, several opportunities exist for optimizing ramp and level access placement, raise locations and other infrastructure. This has the potential to reduce overall capital development intensity in the schedule.

The following QA/QC measures should be considered for operational purposes:

  When the first stope mining operation commences in each vein, a follow-up reconciliation is recommended to allow for any adjustments to be made to the modifying factors applied to the area.

  A standard format should be generated for the reconciliation that allows for the collection, analysis and interpretation of various stope performance metrics and it should be supported by modern tools such as cavity surveys, drill hole surveys.

Due to the difference between economic model prices and Mineral Reserve pricing, there is potential to add AgEq ounces to the mine plan by evaluating the Mineral Reserve at the elevated prices of $35.50/oz Ag and $3,100/oz Au.

It is recommended that ground vibration monitoring and infrastructure inspection programs are continued with an aim to further refine the site data and blast vibration regression curves so that the community and local infrastructure in Copala town is not adversely impacted during mining operations. Based on current blast vibration data acquired during the FS, there is potential to modify the mining method for Copala North to LHS at depth in areas where the blast vibration can be controlled within permitted levels. This will have the effect of reducing the development intensity, reducing costs and increasing the mining rate for that zone.

It is recommended that the owner-operator model is refined to assess if a transition to owner-operator would be beneficial following an initial contractor mining period.

The cost of this work is estimated to be US$ 0.3 million.

Panuco Project	Page 501
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

26.5 Process and Infrastructure Engineering

The following activities are recommended to support the design of the process plant beyond the feasibility study:

  Incorporate the above-mentioned metallurgical test work into the detailed design.

  Thorough review of equipment sizing/selection based on the geometallurgy outcomes

  Capital and operating cost optimization

The costs for these activities are estimated at US$ 0.35 million.

26.6 Site Geotechnical Field and Laboratory Program

The site is located in a rugged mountain area, so all mining infrastructure designs must account for the stability and deformation of the earth's masses. A limited geotechnical and laboratory program was carried out as part of the feasibility study due to access restrictions.

A comprehensive geotechnical site investigation program should be carried out in the upcoming project phase. The program should include both field investigations and laboratory testing, covering the following facilities:

  Tailings storage facility

  Waste rock storage facility

  Primary crusher

  Process plant

The main purposes of the recommended field investigation and laboratory program are:

  Provide detailed descriptions of the locations for the TSF, waste rock storage facility, primary crusher, process plant, and supporting infrastructure.

  Establish detailed foundation and groundwater conditions beneath the proposed TSF that comply with current SEMARANT decree and CDA guidelines.

For the TSF, the site investigation includes a total of six boreholes drilled to a depth of 50 m or 10 m into bedrock, and 10 test pits to a depth of 4 m or refusal. The boreholes should be drilled within the footprint of the impoundment, proposed embankments, and any potential faults (if present).

For the waste rock storage facility, the site investigation includes a total of two boreholes drilled to a depth of 50m or 10 m into bedrock, and 7 test pits to a depth of 4m or refusal. The boreholes should be drilled within the footprint of the impoundment, proposed embankments, and any potential faults (if present).

Panuco Project	Page 502
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

For the process plant and primary crusher, a total of five boreholes to a depth of 30 m or 10 m into bedrock and 6 test pits to 4 m or refusal will be performed. Additionally, an extra 10 test pits to a depth of 4 m or refusal will be done for other site infrastructure.

Due to access issues, the geophysics program is more robust. The lines shall be performed to aid in the definition of subgrade conditions for a total length of 3,700 m.

Based on the above, the site investigation program for mine infrastructure will include a total of sixteen (13) boreholes, twenty-six (19) test pits, and 3,700 m of geophysical lines. The boreholes will be drilled using a geotechnical rig capable of performing Standard Penetration Test (SPT), packer testing (rock), and constant head test (soil), along with sampling. The test pits will be excavated using a CAT 320 excavator or equivalent.

Additionally, the field program shall include six vibrating wire piezometers in selected boreholes to measure fluctuations in groundwater levels.

A budget estimate for this work assumes an all-in drilling cost of US$150,000, which covers geotechnical drilling, the costs of an excavator and operator at US$100,000, as well as a field engineer to oversee drilling, logging, test pitting, field testing, sampling from boreholes and test pits, surface mapping, and managing the installation of the piezometer, totaling US$116,000. Laboratory testing is estimated at US$85,000, with vibrating wire piezometers and loggers costing US$16,000. The geophysics budget is US$190,000, and both factual and interpretative reports are valued at US$100,000. The total cost for the field and laboratory program is approximately US$0.76 million.

26.7 Tailings Storage and Waste Rock Storage Design

The current level of study for the TSF and WRSF is at a feasibility level. This will be followed by detailed design and the preparation of construction documents and specifications. This is an evolutionary process as the level of study and design progresses.

For the TSF and WRSF, the following tasks should be considered for the next stage of engineering:

  Further develop the waste rock management plan, considering the materials used for surface operations and underground backfill, and their impact on WRSF.

  Further evaluate potential borrow sources for dam construction based on available quantity and suitability within the TSF footprint, considering the upcoming geotechnical field and laboratory program.

  Consult the appropriate regulatory agencies and obtain the necessary permits and approvals.

  Confirm foundation conditions in the TSF and WRSF basins, as well as beneath the TSF dam, from the upcoming geotechnical field and laboratory program.

  Install vibrating-wire piezometers in the foundation materials of the TSF and WRSF (as part of the field geotechnical program) to further assess foundation pore pressures and hydraulic gradients.

  Complete geological mapping of the TSF and WRSF basins to identify and characterize fault systems.

Panuco Project	Page 503
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Identify and characterize the clay and filter borrow sources for the TSF embankment.

  Update the TSF dam-break assessment based on the upcoming geotechnical and laboratory program. Update TSF dam hazard classification.

  Perform comprehensive finite element stability modeling of the TSF dams to further analyze the effects of seismic loading and settlement on the structures.

  Perform comprehensive limit-equilibrium stability modeling of the WRSF to further analyze the effects of seismic loading and settlement on the structures.

  Develop a 3D seepage model of the TSF and WRSF basins' overburden/bedrock contact to potential seepage losses and migration measures, if required.

  Complete additional site investigation programs to confirm TSF and WRSF water balance over the life of mine.

  Tailings materials and their properties should be reviewed during the next design phase to ensure they are representative. Representative tailings samples should be provided and tested when available.

  Assess the use of an owner-purchased construction fleet to build the main dam expansions versus hiring a contractor over the project's duration.

  Collect site-specific meteorological and hydrological data to improve seasonal runoff estimates and design storms.

  Optimize the water balance for TSF and WRSF by incorporating updated runoff and process flow estimates.

  Create an Operations, Maintenance, and Surveillance (OMS) Manual and an Emergency Preparedness and Response Plan (EPRP) for the tailings and water management systems, based on the final designs and operating criteria for TSF and WRSF.

  Create a comprehensive closure plan for the TSF and WRSF based on the final design configuration, and

  Refine all design concepts to the detailed design stage in accordance with regulatory standards.

  Develop cost estimates (i.e., capital, sustaining capital, and operating costs) for TSF and WRSF.

The estimated cost for the recommended work is approximately US$0.67 million.

26.8 Paste Plant and Underground Distribution Design

Further study is required to progress the design of the paste plant and underground distribution network prior to the construction of the facility in Y1. A specialist in paste engineering consultant should be engaged to optimize both the paste plant and the distribution, minimizing total system capital costs.

The estimated cost of the detailed paste plant design and distribution system is US$0.6 million, engineering deliverables will include:

  Optimized paste plant design with consideration of the backfill requirements
Panuco Project	Page 504
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Detailed life of mine underground piping MTO, including all piping spools, elbows and couplings

  Hydraulic assessment report including finalization of pump selection, pipe specifications, valving and instrumentation design

  Process and Instrument Diagrams (P&IDs)

  Additional binder strength test work.

26.8.1 Binder Test Work

As part of the plant and distribution design work, further testing is required to optimize the binder required for both paste and cemented rock fill (CRF). Current test work has only been completed with two blends of binder, each at 5 and 10%. Additional testing binder contents of 3% and 6% are recommended to align with the geotechnical cement contents. Any binder testing should also include paste rheology to assist in optimised specification of the paste pump; loop testing would be of benefit. Test work with more varied binder recipes should also be considered. This will better inform the detailed paste plant design and binder requirements for both the paste and CRF backfill allowing for an optimized recipe to meet the required strengths. Given that the paste strength tests require tests to be conducted over a six-month period these should be addressed as soon as possible.

26.9 Surface Water Management

  Building upon the results of existing desktop hydrographic studies, develop and implement a multi-year seasonal hydrological and meteorological monitoring plan for the study area to further characterize the hydrological conditions.

  Compile all available surface and groundwater quality data into a single report that includes methodology and available lab field QA/QC data. Review laboratory detection limits to confirm adequacy. Identify gaps, if any, in the current monitoring network and identify additional monitoring requirements where required.

  Building on the results of existing baseline studies, develop and implement a multiyear seasonal surface and groundwater monitoring, sampling, and testing plan focusing on areas that will be potentially affected by mine infrastructure based on current infrastructure and processing plans and any identified gaps.

  Develop of predictive water quality model, utilize the existing water balance, estimate the water quality within the contact ponds and verify the water is suitable for use in the process plant without treatment.

Estimated cost for the above recommendations is US$0.3 million.

26.10 Hydrogeology

The following activities are recommended to improve the characterization of the mine site physical hydrogeology and groundwater quality, and to improve the groundwater inflow estimates of the three-dimensional numerical model:

  Collect groundwater samples from within each ore body to assess groundwater quality and then conduct water quality modelling to estimate the water quality of groundwater pumped during dewatering.
Panuco Project	Page 505
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Install one pumping well and one casa grande piezometer within each of the Copala and Napoleon footprints at depths of between depths of 200 m and 300 m (depth dependent on yield tests during drilling).

  Conduct multi-day pumping tests at pumping wells within each of the Copala and Napoleon footprints to provide hydraulic conductivity and storativity data.

  The pumping test data should then be used to calibrate the numerical three-dimensional groundwater model in transient mode followed by re-running dewatering simulations.

The estimated cost of the above recommendations is US$ 0.95 million.

26.11 Environmental Studies, Permitting, Social or Community Recommendations

The following recommendations are made regarding reducing risk and uncertainty in the areas of environmental studies, permitting schedule, and community. Qualified professionals should be retained to design and oversee the implementation of each of these studies. These studies and activities will be necessary to support the Project in future phases and provide a strong basis for future permitting requirements. Some of these studies may overlap with other recommendations outlined in Section 26, and cost savings can be realized by integrating this work with those studies.

26.11.1 Geochemistry

  A geochemical assessment of the ARD/ML risk for the project should be implemented that builds on the preliminary geochemical assessment, utilizing the existing geological model for the site and sampling of fresh drill core sampled intervals, if available. Generally, the program should consist of the collection adequate waste rock, overburden, and tailings samples to be considered representative of the mine rock and tailings to be stored on site and used as fill. The identification of quantity and location of the samples should be based on the site geological and structural model, and mineralogical considerations.

  Range of analytical tests should include elemental analysis, acid-base accounting, shake flask extraction (short term leach), NAG pH, minerology, and humidity cell testing (minimum 52 weeks).

  Development of preliminary source terms for the weathering of waste rock, mineralized material, tailings, and exposed rock faces for use in water balance modelling.

  Preliminary interpretation of results and assessment of requirement for site-specific mine rock and tailings management practices and water treatment.

The estimated costs for the above are US$0.2 million.

26.11.2 Other Environmental Baseline Studies

  Conduct a data gap assessment for baseline studies and where gaps are indicated, develop and implement a seasonal multi-year baseline vegetation/ecosystem and wildlife/wildlife habitat survey plan for areas of disturbance within the Project area with special emphasis on listed and threatened species under Mexican legislation. The plan should build upon baseline work completed to date.
Panuco Project	Page 506
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

  Similarly, the requirement for additional baseline data collection in the areas of air quality and noise should be reviewed and based on planned infrastructure, additional data collected if needed for near field and further afield operations.

  Additional data related to near surface soil textures and chemistry should be collected based on planned infrastructure and proposed closure plan.

The estimated costs for the above is US$0.05 million.

26.11.3 Closure and Reclamation Planning

  The adequacy of the current conceptual closure and reclamation plan should be reassessed in consideration of the results of proposed geochemistry study, surface/groundwater predictive models and revised mine water balance.

  To the extent possible, the land should be reconfigured to its original topography or reconformed in such a way that it is compatible with the land uses acceptable to the communities. Engage with the nearby communities and government to determine future acceptable use of the lands and infrastructure by the community post-closure and consider the results of this engagement in future closure planning and ownership transfer.

In those cases where it is possible, a progressive reclamation of mine components should be considered and implemented during the operation stage. Based on the results of the additional studies and considerations presented above, the closure plan should be revised, and the conceptual cost estimate should be developed to an engineering level.

The estimated costs for the above is US$0.02 million.

26.11.4 Socio-Economic, Cultural Baseline Studies, Community Engagement and Permitting

  Socio-economic studies should be undertaken, and community engagement efforts should continue, building on previous work, to help identify community needs and provide a basis for targeted community investment in local development projects, training, education, and employment.

  Regarding the 2023 Amendments to the Mexican Mining Regulations, there remains uncertainty as to how the amendments may be applied by the mining authorities in the future; it is therefore necessary to closely monitor this situation, specifically the decision of the Supreme Court of the Nation

The estimated cost for this program is US$0.05 million.

26.11.5 Environmental Constraints Mapping

  To assist in the development of the project at the feasibility design phase, environmental constraints mapping should be initiated and periodically updated, based on the results of historical and future baseline environmental and land use studies. This mapping should be utilized to limit risks at the design stages of the project.

The estimated cost for this program is US$0.02 million.

Panuco Project	Page 507
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

27 REFERENCES

Abzalov, M. (2008). Quality control of assay data: a review of procedures for measuring and monitoring precision and accuracy. Exploration and Mining Geology, 17(3-4); 131-144. ISSN 0964-1823.

Albinson, T., Norman, D. I., Cole, D., & Chomiak, B. (2001). Controls on formation of low-sulfidation epithermal deposits in Mexico: Constraints from fluid inclusion and stable isotope data. Economic Geology (Special Publication 8, pp. 1-32).

Geophysical Surveys S.A. de C.V. (2016). Estudio Geofísico en el Proyecto Copala-Panuco [Geophysical study of the Copala-Pánuco Project].(Internal report, pp.49). Prepared for Minera Rio Panuco S.A. de C.V.

Aranda-Gomez, J., Henry, C. D., Juhr, J., & McDowell, F. (2003). Cenozoic volcanic-tectonic development of northwestern Mexico: A transect across the Sierra Madre Occidental volcanic field and observations of extension-related magmatism in the southern basin and range and Gulf of California tectonic subprovinces. Geologic Transects across Cordilleran Mexico (pp. 71-121). Universidad Nacioanal Autónoma de México (UNAM).

Armitage, A., Eggers, B. & Camus, Y. (2023). "Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico." National Instrument 43-101 Technical Report Prepared for Vizsla, dated March 10, 2023; p.186.

Armitage, A., Eggers, B., & Mehrfert, P. (2024). Technical report on the updated mineral resource estimate for the Panuco Ag-Au-Pb-Zn project, Sinaloa State, Mexico. Compiled for Vizsla Silver Corp. by SGS Canada Inc. Geological Services. Issued February 12, 2024.

Ausenco. (2025a). TSF Design Basis and Criteria. Rev C. (Document Number: 105942-ED-03100-22222-001-15). Internal report prepared for Vizsla Silver Corp.

Ausenco. (2025b). WRSF Design Basis and Criteria. Rev C. (Document Number: 105942-ED-03200-22222-001-15). Internal report prepared for Vizsla Silver Corp, August 2025.

Ausenco. (2025c). Management of Contact and Non-Contact Water from the TSF. Rev C. (Document Number: 105942-EW-03200-23231-001-15). Calculation Report Prepared for Vizsla Silver Corp, August 2025.

Ausenco. (2025d). Management of Contact and Non-Contact Water from the WRSF. Rev C. (Document Number: 105942-EW-03100-23231-001-15). Calculation Report Prepared for Vizsla Silver Corp, August 2025.

Ausenco. (2025e). Process Engineering: Mass Balance. Rev C. (Document Number: 105942-ER-00000-22223-001-15). Calculation Package Prepared for Vizsla Silver Corp 05 July 2025.

Ausenco. (2025f). Slope Stability and Seepage Analysis. Memorandum prepared for Vizsla Silver Corp. on 13 June 2025.

Panuco Project	Page 508
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Ausenco. (2025g). Preliminary Runout Assessment and Dam Consequence Classification, Rev C. (Document Number: 105942-GC-03100-23231-002-15). Technical memorandum prepared for Vizsla. August 2025.

Ausenco. (2025h). Numerical Hydrogeological Model (Document Number 105942-EW-00000-82802-001-15). Internal Report prepared for Vizsla Silver Corp. September 2025.

Avila-Ramirez, P. (1999). Informe de la cartografía geológico-minera y geoquímica hoja Copala clave F13A37, escala 1:50,000, estados de Sinaloa y Durango [Report on the geological-mining and geochemical mapping of the Copala sheet, key F13A37, scale 1:50,000, states of Sinaloa and Durango] (p. 75). Consejo de Recursos Minerales (CRM)

Barton, N. (1976). Recent experience with the Q-system of tunnel support design. Proceedings of the Symposium on Exploration for Rock Engineering. (pp. 107-117). November 1976.

Benton, L. D. (1991). Composition and source of the hydrothermal fluids of the San Mateo vein, Fresnillo, Mexico as determined from 87Sr/ 86Sr, stable isotope and gas analyses (Unpublished master's thesis, New Mexico Institute of Mining and Technology, pp. 55).

Bieniawski, (1976). Rock Mass Classification in Rock Engineering. In: Bieniawski, Z.T., Ed., Symposium Proceedings of Exploration for Rock Engineering, 1, 97-106.

Bieniawski, (1989). Engineering rock mass classifications. New York: Wiley.

Campa, M. F., & Coney, P. J. (1982). Tectono- stratigraphic terranes and mineral resource distributions in Mexico. Canadian Journal of Earth Sciences, 20, 1040-1051.

Camprubí, A., & Albinson, T. (2006). Depósitos epitermales en México: actualización de su conocimiento y reclasificación empírica [Epithermal deposits in Mexico: Update of current knowledge and an empirical reclassification]. Sociedad Geológica Mexicana, Tomo LVIII (1), 27-81.

Camprubí, A., and Albinson, T. (2007). Epithermal deposits in Mexico: Update of current knowledge, and an empirical reclassification. Geological Society of America Special Paper, 422, 377-415.

Capes, G., & Milne, D. 2008, 'A Compilation of Dilution Graph Data for Open Stope Hangingwall Design', in Y Potvin, J Carter, A Dyskin & R Jeffrey (eds), SHIRMS 2008: Proceedings of the First Southern Hemisphere International Rock Mechanics Symposium, Australian Centre for Geomechanics, Perth, pp. 149-162, https://doi.org/10.36487/ACG_repo/808_19

Canadian Dam Association, 2019. Technical Bulletin: Application of Dam Safety Guidelines to Mining Dams. 2019 Edition.

Canadian Dam Association, 2021. Technical Bulletin: Guidelines for Tailings Dam Breach Analysis.

Centeno-García, E. (2017). Mesozoic tectono-magmatic evolution of Mexico: An overview. Ore Geology Reviews, 81, 1035-1052.

Panuco Project	Page 509
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Centeno-García, E., Guerrero-Suastegui, M., & Talavera-Mendoza, O. (2008). The Guerrero Composite Terrane of western Mexico: collision and subsequent rifting in a supra-subduction zone. Geological Society of America Special Paper, 436, 279-308.

Christopher, P., & Sim, R. (2008). Technical Report on the Copala Project, Sinaloa State, Mexico (Internal report, p. 100). Prepared by Silverstone Resources Corp.

Clark and Pakalnis, 1997

Consultores Interdisciplinarios en Medio Ambiente S.C. (CIMA). (2020). Manifestación de Impacto Ambiental Modalidad Particular Proyecto "Exploración Panuco-Copala" [Environmental impact statement, specific modality: "Pánuco-Copala Exploration" Project]. Internal Report prepared for Vizsla Silver Corp., October 2020.

Coote, A. (2021a). Petrologic studies of drill core from AM21-31, CO21-50, CS20-01, 11 & 23, NP20-02 & 07, and NP21-102, 150 & 170, Panuco Silver Gold District, Mexico (pp. 65). Internal Report prepared for Vizsla Silver Corp., 2021.

Coote, A. (2021b). Fluid inclusion microthermometric studies from drill core AM21-31, CO21-50, CS20-01& 11, NP20-02 & 07 and NP21-102&150, Panuco Silver Gold District, Mexico (pp. 33). Internal Report prepared for Vizsla Silver Corp., 2021.

Data Mexico. (2024). Sinaloa: Economy, employment, equity, quality of life, education, health and public safety. Retrieved July 2024, from https://www.economia.gob.mx/datamexico/en/profile/geo/sinaloa.

S. E. Drummond, H. Ohmoto; Chemical evolution and mineral deposition in boiling hydrothermal systems. Economic Geology 1985; 80 (1): 126-147. doi: https://doi.org/10.2113/gsecongeo.80.1.126

Duque-Trujillo, J., Ferrari, L., López-Martínez, M., Orozco-Esquivel, T., & Lonsdale, P. (2013). Early to Middle Miocene syn-extensional magmatism in the southern Gulf of California. Geological Society of America Abstracts with Programs, 45(6), 15.

Duque-Trujillo, J., Ferrari, L., Norini, G., & López-Martínez, M. (2014). Miocene faulting in the southwestern Sierra Madre Occidental, Nayarit, Mexico: Kinematics and segmentation during the initial rifting of the southern Gulf of California. Revista Mexicana de Ciencias Geológicas, 31(3), 283-302.

Enriquez et al, 2018, Geochronology of Mexican mineral deposits. VI: the Tayoltita low-sulfidation epithermal Ag-Au district, Durango and Sinaloa. Boletín de la Sociedad Geológica Mexicana, 70(2), 531-547. https://doi.org/10.18268/bsgm2018v70n2a13

Escamilla-Torres, T. (2001). Informe de la cartografía geológico-minera y geoquímica hoja Copala clave G13C74 escala 1:50,000 estado de Sinaloa [Report on geological-mining and geochemical mapping of the Copala sheet, key G13C74, scale 1:50,000, state of Sinaloa] (p.66). Consejo de Recursos Minerales (CRM)

Ferrari, L., López-Martínez, M., Orozco-Esquivel, T., Bryan, S. E., Duque-Trujillo, J., Lonsdale, P., & Solari, L. (2013). Late Oligocene to Middle Miocene rifting and synextensional magmatism in the southwestern Sierra Madre Occidental, Mexico: The beginning of the Gulf of California rift. Geosphere, 9(5), 1161-1200. https://doi.org/10.1130/GES00925.1.

Panuco Project	Page 510
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Ferrari, L., López-Martínez, M., & Rosas-Elguera, J. (2002). Ignimbrite flare-up and deformation in the southern Sierra Madre Occidental, western Mexico: Implications for the late subduction history of the Farallon plate. Tectonics, 21(4), pp. 17-1 to 17-24. https://doi.org/10.1029/2001TC001302.

Ferrari, L., Valencia-Moreno, M., & Bryan, S. (2005). Magmatismo y tectónica en la Sierra Madre Occidental y su relación con la evolución de la margen occidental de Norteamérica. Boletín de la Sociedad Geológica Mexicana, Volumen Conmemorativo del Centenario Temas Selectos de La Geología Mexicana Tomo LVII (3), 343-378.

Flores Doncel Consultores, SC. (2022). Estudio de Línea Báse (Internal document, April 2022). Prepared for Vizsla Silver Corp.

Flores Doncel y Muniz Consultores, SC. (2022). Evaluación de impacto social, proyecto de exploración Minera Pánuco, Concordia. (Internal document, December2022). Prepared for Vizsla Silver Corp.

Freeze, A.R., and Cherry, J.A. (1979). Groundwater. Library of Congress Catalog in Publication Data. Prentice-Hall, Inc. Englewodd Cliffs, N.J.

Geoinformation Portal. (2024). Geoportal of the National Biodiversity Information System [Data set ID: 16,861]. Retrieved July 2024. from http://www.conabio.gob.mx/informacion/gis/.

González-León, C. M., Solari, L., Solé, J., Ducea, M. N., Lawton, T. F., Bernal, J. P., González-Becuar, E., Gray, F., López-Martínez, M., & Santacruz, R. L. (2011). Stratigraphy, geochronology, and geochemistry of the Laramide magmatic arc in north-central Sonora, Mexico. Geosphere, 7(6), 1392-1418.

Hagemann, S.G., Brown, P.E. (Eds.). (2000). Gold. Society of Economic Geologists (Vol. 13, pp. 245-277). Society of Economic Geologists.

Haley, S. (2020). The Panuco Ailver Gold Poroject; Rock Compositions and Alteration Mineralogy Predicted from Drill Hole Assays. Internal report prepared for Vizsla Silver Corp.

Hedenquist, J.W., Arribas, A., % Reynolds, J.T. (1998). Evolution of an intrusion-centered hydrothermal system: Far southeast-lepanto porphyry and epithermal Cu-Au deposits, Philippines. Economic Geology, 93, 373-404.

Hedenquist, J.W., Arribas, A.R., & Gonzalez-Urien, E. (2000). Exploration for epithermal gold-silver deposits, Gold in 2000, Steffen G. Hagemann, Philip E. Brown

Hedenquist, J. W., & White, N. C., (2005). Epithermal gold-silver deposits: Characteristics, interpretation, and exploration. Prospectors and Developers of Canada and Society of Economic Geologists. Short course notes.

Heidbach, O., Rajabi, M., Reiter, K., Ziegler, M., & WSM Team. (2016). World stress map database release 2016 (Version. 1.1). GFZ Data Services. https://doi.org/10.5880/WSM.2016.001.

Panuco Project	Page 511
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Henry, C. D. (1975). Geology and geochronology of the granitic batholithic complex, Sinaloa, Mexico (Publication No. 7524888) [Doctoral dissertation, The University of Texas at Austin]. ProQuest Dissertations & Theses.

Henry, C. D., McDowell, F. W., Silver, L. T. (2003). Geology and geochronology of granitic batholithic complex, Sinaloa, Mexico: Implications for Cordilleras magmatism and tectonics. Geological Society of America Special Paper, 374, 237-273.

Horner, J., & Enriquez, E. (1999). Epithermal precious metal mineralization in a strike-slip corridor: the San Dimas District, Durango, Mexico. Economic Geology, 94(8), 1375-1380.

Instituto Nacional de Estadística y Geografía (INEGI). (2020). [Data related to environmental, permitting, closure, and social and community impacts]. Retrieved July 2024, from https://www.inegi.org.mx/.

Li, Li & Aubertin, Michel. (2014). An improved method to assess the required strength of cemented backfill in underground stopes with an open face. International Journal of Mining Science and Technology. 24. 10.1016/j.ijmst.2014.05.020.

Mathews KE, Hoek E, Wyllie DC, Stewart SBV (1980) Prediction of stable excavation spans at depths below 1000m in hard rock mines. CANMET Report, DSS Serial No. OSQ80-00081

Maunula, T., & Murray, K. (2022). National Instrument 43-101 technical report for the Panuco project mineral resource estimate, Concordia, Sinaloa, Mexico. (176 pp., issued April 7, 2022; effective date March 2022). Filed on SEDAR. Retrieved from https://www.sedarplus.ca (under Vizsla's profile).

Mawdesley, C., Trueman, R., Whiten, W.J. (2001). Extending the Mathews stability graph for open-stope design.

McDowell, F.W., & Keizer, R.P. (1977). Timing of mid-tertiary volcanism in the Sierra Madre Occidental between Durango City and Mazatlan, Mexico. Geological Society of America Bulletin, 88, 1479-1487.

Montoya-Lopera, P., Ferrari, L., Levressea, G., Abdullinb, F., & Mata L. (2019). New insights into the geology and tectonics of the San Dimas mining district, Sierra Madre Occidental, Mexico. Ore Geology Reviews, 105,
273-294.

Nickson, S. D. (1992). Cable support guidelines for underground hard rock mine operations (M.A.Sc. thesis). University of British Columbia. https://doi.org/10.14288/1.0081080

Norwegian Geotechnical Institute (NGI). (2022). Using the Q-system: Rock mass classification and support design. Oslo, Norway. https://www.ngi.no/globalassets/dokumenter/forskning-og-radgivning/handbook-the-q-system-may-2015-nettutg_update-june-2022.pdf

Norman, D. I., Moore, J. N., & Musgrave J. (1997). More on the use of fluid inclusion gaseous species as tracers in geothermal systems. Twenty-second workshop on geothermal reservoir engineering (pp. 277-29). Stanford University, California.

Panuco Project	Page 512
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

Polanco-Salas, A., Valdez-Monsiváis, A., & Saldaña-Saucedo, G. (2003). Informe de la cartografía geológico-minera y geoquímica hoja Concordia clave F13A36 escala 1:50,000 estado de Sinaloa. [Report on the geological-mining and geochemical mapping, Concordia sheet, code F13A36, scale 1:50,000, state of Sinaloa]. (77 pp.). Consejo de Recursos Minerales (CRM)

Potvin, Y. (1988). Empirical open stope design in Canada (Doctoral dissertation). University of British Columbia. https://doi.org/10.14288/1.0081130

Potvin, Y., & Hadjigeorgiou, J. (2016). Selection of ground support for mining drives based on the Q-System. Proceedings from the Eight International Symposium on Ground Support in Mining and Underground Construction. Perth, Australia.

PueblosAmerica.com. (2024). Panuco (Sinaloa) Concordia. Retrieved July 2024, from https://en.mexico.pueblosamerica.com/i/panuco-2/

Rosendo-Brito, M., Guerrero-Salazar, C., Bustos-Moreno, M., & Escamilla de la Rosa, J. (2019). Informe de la cartografía geológico-minera y geoquímica hoja Villa Unión clave F13A46 escala 1:50,000 estado de Sinaloa [Report on the geological-mining and geochemical mapping, Villa Unión sheet, code F13A46, scale 1:50,000, state of Sinaloa] (77pp.). Servicio Geologico Mexicano, https://www.sgm.gob.mx/publicaciones_sgm/Informe_b.jsp?wparam=1&clav=252019ROBM0001

Sedlock, R. L., Ortega-Gutiérrez, F., & Speed, R.C. (1993). Tectonostratigraphic terranes and tectonic evolution of Mexico. Geological Society of America Special Papers, 278, 74-80.

Servicio Geológico Mexicano (2017). Panorama minero del Estado de Sinaloa. [Mining overview of the state of Sinaloa] (50 pp.).

Shimizu, T. (2014). Reinterpretation of quartz textures in terms of hydrothermal fluid evolution at the Koryu Au-Ag Deposit, Japan. Economic Geology, 109, 2051-2065.

Simmons, S. F. (1991). Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico: Evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn orebodies. Economic Geology, 91, 204-212.

Simmons, S. F., Gemmell, J. B., & Sawkins, F. J. (1988). The Santo Niño silver-lead-zinc vein, Fresnillo District, Zacatecas, Mexico: Part II. Physical and chemical nature of ore-forming solutions. Economic Geology, 83, 1619-1641.

SRK Consulting (Canada) Inc. (2023a). Panuco Project - Recommendations from PEA to FS (Internal report). Prepared for Vizsla Silver Corp.; issued August 17, 2023.

SRK Consulting (Canada) Inc. (2023b). 2023 Geotech PEA level update (Internal report). Prepared for Vizsla Silver Corp.; issued April 25, 2023.

SRK Consulting (Canada) Inc. (2023c). Geotech PEA level update - Mining Method Selection for the Copala Veins (Internal report). Prepared for Vizsla Silver Corp.; issued August 24, 2023.

Panuco Project	Page 513
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

SRK Consulting (Canada) Inc. (2023d). Mine design and parameters - PEA Level Study. Napoleon, Tajitos and Copala (Internal report). Prepared for Vizsla Silver Corp.; issued September 27, 2023.

SRK Consulting (Canada) Inc. (2023e). 2023 Test mine study (Internal report). Prepared for Vizsla Silver Corp.; issued October 23, 2023.

SRK Consulting (Canada) Inc. (2024). Vizsla Panuco 2023-2024 hydrogeological investigation - Factual data report (Internal report). Prepared for Vizsla Silver Corp.; issued February 2024.

SRK Consulting (Canada) Inc. (2022). 2022 Geotech PEA level update (Internal report). Prepared for Vizsla Silver Corp.; issued May 22, 2022.

Stanley, C., & Lawie, D. (2007). Average relative error in geochemical determinations: Clarification, calculation, and a plea for consistency. Exploration and Mining Geology, 16(3-4), 265-274.

Starling, T. (2019). Structural review of the Panuco District (Internal report, 54pp.). Prepared for Vizsla Resources Corp.

Stewart, S. B. V., & Forsyth, W. W. (1995). The Mathew's method for open stope design. CIM bulletin, 88(992), 45-53.

Tasse, E. (2024). Geotechnical review - Panuco Project (Unpublished technical memorandum). Prepared by Equilibrium Mining for Entech Mining Ltd.; issued June 27, 2024.

Vizsla Silver Corp. (2024). Maps & figures. Retrieved July 2024, from https://vizslasilvercorp.com/projects/panuco-project/maps-figures/

WSP Golder. (2022). Resultados de la primera campana de muestreos de línea base ambiental, Proyecto Panuco [Results of the first baseline environmental sampling campaign, Panuco Project] (Internal report). Prepared for Minera CANAM, S.A. de C.V.

WSP Golder. (2022). Resultados de la segunda campana de muestreos de línea base ambiental, Proyecto Panuco [Results of the second baseline environmental sampling campaign, Panuco Project] (Internal report, September 2022). Prepared for Minera CANAM, S.A. de C.V.

WSP Golder. (2023). Proyecto Panuco - tercer campana de muestreo [Panuco Project - third sampling campaign] (Internal report, February 2023). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V.

WSP Golder. (2023). Proyecto Panuco - Cuarta Campana de Muestreo [Panuco Project - fourth sampling campaign] (Internal report, February 2023). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V.

WSP Golder. (2023). Memorando técnico 5ta ronda de muestreos de estudios de linea basea ambiental Proyecto Panuco. Internal report prepared by WSP Golder for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V. Dated June 2023.

Panuco Project	Page 514
NI 43-101 Technical Report and Feasibility Study	November 4, 2025

WSP Golder. (2024). Memorando técnico 6° ronda de muestreos de estudios de linea basea ambiental Proyecto Panuco [Technical memorandum: 5th round of baseline environmental studies sampling, Panuco Project] (Internal report, June 2023). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V.

WSP Golder. (2024). Memorando técnico 6° ronda de mestrões de flora y fauna, estúdios de linea basea ambiental Proyecto Panuco [Technical memorandum: 6th round of flora and fauna sampling, baseline environmental studies, Panuco Project] (Internal report, March 2024). Prepared for Vizsla Silver Corp. through Minera CANAM, S.A. de C.V. Dated March 2024.

Panuco Project	Page 515
NI 43-101 Technical Report and Feasibility Study	November 4, 2025